UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 23, 2024 (October 21, 2024)

Investcorp AI Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41383	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

Century Yard, Cricket Square Elgin Avenue P.O. Box 1111, George Town Grand Cayman, Cayman Islands	KYI-1102
(Address of principal executive offices)	(Zip Code)

+1 (302) 738-7210

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	IVCAU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	IVCA	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share	IVCAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Business Combination Agreement and Scheme Implementation Deed

On October 21, 2024, Investcorp AI Acquisition Corp. (f/k/a Investcorp India Acquisition Corp), a Cayman Islands exempted company (the “SPAC”), Bigtincan Holdings Limited, an Australian public company listed on the Australian Securities Exchange (the “ASX”) with Australian Company Number (ACN) 154 944 797 (the “Company”), Bigtincan Limited, a Cayman Islands exempted company (“Pubco”), and BTH Merger Sub Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of Pubco (“Merger Sub” and together with SPAC, the Company and Pubco, collectively, the “Parties” and each, a “Party”), entered into a (a) business combination agreement (the “Business Combination Agreement”) and (b) scheme implementation deed (the “Scheme Implementation Deed”). Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Business Combination Agreement and Scheme Implementation Deed.

Entry into the Business Combination Agreement and the Scheme Implementation Deed, and the respective transactions contemplated thereby (the “Transactions”), were unanimously approved by the respective boards of directors of each of the SPAC, the Company, Pubco and Merger Sub.

The Business Combination Agreement provides that, among other things, (a) upon the terms and subject to the conditions set forth in the Business Combination Agreement and the Plan of Merger, and in accordance with the Companies Act (Revised) of the Cayman Islands (the “Cayman Companies Act”), SPAC will merge with and into Merger Sub (the “SPAC Merger”), and at the effective time of the SPAC Merger (the “SPAC Merger Effective Time”), the separate corporate existence of SPAC will cease and Merger Sub will continue as the surviving company of the SPAC Merger (the “Surviving Corporation”), and (b) upon the terms and subject to the conditions set forth in the Scheme Implementation Deed, the Company will be acquired by Pubco (the “Scheme Acquisition”), and upon the implementation of the Scheme Acquisition, the issued and outstanding Equity Securities of the Company will be exchanged for Equity Securities of Pubco, or if a valid Cash Election (as defined below) has been made by a Company Shareholder, such portion of cash payable in respect thereof, in each case, by means of the implementation of a scheme of arrangement under Part 5.1 of the Corporations Act 2001 (Cth) of Australia (the “Corporations Act” and such scheme, the “Scheme”).

SPAC Merger

In accordance with the terms and subject to the conditions set forth in the Business Combination Agreement, at the SPAC Merger Effective Time and by virtue of the SPAC Merger and without any action on the part of any Party or the holder of any of their securities, (a) each unit of SPAC (the “SPAC Units”) issued in connection with the initial public offering of SPAC (the “SPAC IPO”) that is outstanding immediately prior to the SPAC Merger Effective Time will automatically be separated, and the holder thereof shall be deemed to hold one validly issued, fully paid, and nonassessable Class A Ordinary Share of SPAC, par value $0.0001 per share (a “SPAC Class A Ordinary Share”), and one-half of one SPAC redeemable warrant to purchase one SPAC Class A Ordinary Share at an exercise price of $11.50 per share issued as a component of SPAC

Units in the SPAC IPO (a “SPAC Public Warrant”), (b) immediately following the separation of the SPAC Units, each Class B Ordinary Share of SPAC, par value $0.0001 per share (a “SPAC Class B Ordinary Share,” and together with the SPAC Class A Ordinary Shares, the “SPAC Shares”) that is issued and outstanding immediately prior to the SPAC Merger Effective Time will automatically be converted into one validly issued, fully paid, and nonassessable SPAC Class A Ordinary Share, (c) immediately following the separation of the SPAC Units and the conversion of the SPAC Class B Ordinary Shares, each SPAC Class A Ordinary Share that is issued and outstanding immediately prior to the SPAC Merger Effective Time (other than any Cancelled SPAC Shares, SPAC Shares redeemed pursuant to the SPAC Share Redemption or Dissenting SPAC Shares) shall no longer be outstanding and will automatically be converted into one validly issued, fully paid, and nonassessable ordinary share of Pubco, par value $0.0001 per share (a “Pubco Ordinary Share”), (d) immediately following the separation of the SPAC Units and the conversion of the SPAC Class B Ordinary Shares, each SPAC Public Warrant and each redeemable warrant to purchase one SPAC Class A Ordinary Share at an exercise price of $11.50 per share sold in a private placement consummated contemporaneously with the SPAC IPO (the “SPAC Private Warrants,” and together with the SPAC Public Warrants, the “SPAC Warrants”) that remains outstanding and unexercised immediately prior to the SPAC Merger Effective Time will automatically be converted into a warrant to purchase a number of Pubco Ordinary Shares (a “Pubco Warrant”) determined in accordance with the terms of such SPAC Warrant and the terms of the warrant assignment, assumption, and amendment agreement (the “Warrant Assignment, Assumption, and Amendment Agreement”) to be entered into at the SPAC Merger Effective Time by and among Pubco, SPAC and Continental Stock Transfer & Trust Company (the “Warrant Agent”).

Scheme Acquisition

In accordance with the terms and subject to the conditions set forth in the Scheme Implementation Deed, upon the implementation of the Scheme Acquisition, (a) all of the Company’s ordinary shares (the “Company Ordinary Shares”) will be transferred to Pubco, and (b) each Company Shareholder will be entitled to receive, in exchange for every 30.97 Company Ordinary Shares held by such Company Shareholder as of 5:00 p.m. on the third Business Day (or such other Business Day as the Parties agree in writing) following the date on which the Scheme becomes effective (the “Scheme Effective Date”), 1 Pubco Ordinary Share, or, if a Cash Election Facility (as defined below) is made available by Pubco and such Company Shareholder has completed a Cash Election Form (as defined below), US$0.16145 in cash per Company Ordinary Share.

If Pubco raises an aggregate amount of cash of at least US$15,000,000 that is able to be drawn by Pubco no later than the Business Day before the Implementation Date (as defined in the Scheme Implementation Deed) (the “Minimum Cash Pool Amount”), Pubco will provide the Company and SPAC with written notice stating the aggregate amount raised under such funding arrangements entered into by Pubco as of such date (a “Cash Election Facility Trigger Notice”). In the event that Pubco provides the Company and SPAC with a Cash Election Facility Trigger Notice, the Company and SPAC will mutually agree on the amount of cash to be utilized by Pubco to satisfy Cash Elections (defined below) from Company Shareholders (such amount of cash, the “Cash Pool Amount”), which will be announced publicly to Company Shareholders no later than 10 Business Days prior to the the meeting of the Company Shareholders to approve the Scheme (the “Scheme Meeting”).

Following the announcement of the Cash Pool Amount and the availability of a cash election facility (the “Cash Election Facility”), Company Shareholders (other than Company Shareholders to whom the payment of cash consideration under the Scheme is prevented or prohibited by any applicable law, including any order, direction, or notice made or given by a court of competent jurisdiction) may make a valid cash election (a “Cash Election”) to receive US$0.16145 for each of their Company Ordinary Shares by (i) completing a cash election form in the form accompanying the Scheme Booklet (as defined in the Scheme Implementation Deed) (the “Cash Election Form”) and (ii) returning the completed Cash Election Form so that it is received in accordance with such instructions by no later than 5:00 p.m. on the Business Day following the Scheme Effective Date, subject to such Company Shareholder not having given notice in accordance with such instructions prior to the Scheme Record Date (as defined in the Scheme Implementation Deed) that it is withdrawing such Cash Election. Any Cash Election which is made by a Company Shareholder will be deemed to apply to all of their Company Ordinary Shares.

If the valid Cash Elections made by Company Shareholders are such that the aggregate amount of cash consideration that would be required to be paid by Pubco would exceed the Cash Pool Amount, the aggregate cash consideration to which a Company Shareholder who has made a valid Cash Election would be entitled under the Scheme Implementation Deed will be: (1) if the relevant Company Shareholder was a Company Shareholder as of 12:01 a.m. on the date of the Scheme Implementation Deed, (A) US$0.16145 cash per Company Ordinary Share for their first 5,000 Company Ordinary Shares (or where that Company Shareholder holds less than 5,000 Company Ordinary Shares, US$0.16145 cash per Company Ordinary Share for the number of Company Ordinary Shares held by such Company Shareholder), provided that, if the aggregate cash consideration that is payable to all Company Shareholders would still exceed the Cash Pool Amount, the 5,000 number will be reduced to the extent required for such total to equal to the Cash Pool Amount, (B) an amount of cash (which shall not be less than zero) determined in accordance with the following formula: (A-B) multiplied by (C / D), where A is the Cash Pool Amount, B is the aggregate amounts payable to all relevant Company Shareholders pursuant to the Scheme Implementation Deed, C is the number of Company Ordinary Shares held by the relevant Company Shareholder and D is the aggregate number of Company Ordinary Shares held by all relevant Company Shareholders or (2) if the relevant Company Shareholder was not a Company Shareholder as of 12:01 a.m. on the date of the Scheme Implementation Deed, an amount of cash (which shall not be less than zero) determined in accordance with the following formula: (A-B) multiplied by (C/D), where A is the Cash Pool Amount, B is the aggregate amounts payable to all relevant Company Shareholders pursuant to the Scheme Implementation Deed, C is the number of Company Ordinary Shares held by the relevant Company Shareholder and D is the aggregate number of Company Ordinary Shares held by all relevant Company Shareholders.

Following the implementation of the Scheme Acquisition, the Company will be delisted from the ASX.

Governance

At the SPAC Merger Effective Time, the directors of Pubco as of immediately prior to the SPAC Merger Effective Time will resign, and, subject to the Pubco amended and restated memorandum and articles of association to become effective at the SPAC Merger Effective Time (the “Pubco A&R Articles”), the board of directors of Pubco (the “Pubco Board”) will initially consist of six (6) directors, of whom (A) one (1) will be designated by SPAC who shall be reasonably acceptable to the Company and who meets the independence standards of Nasdaq and (B) five (5) will be designated by the Company (including the chair of the Pubco Board), at least three (3) of whom will meet the independence standards of Nasdaq. Each director selected to serve on the Pubco Board following the SPAC Merger Effective Time will hold office in accordance with the Pubco A&R Articles until his or her respective successor is duly elected or appointed and qualified or his or her earlier death, resignation, or removal.

Additionally, so long as ICE I Holdings Pte. Ltd., a Singapore corporation (“Sponsor”) owns beneficially and of record at least sixty percent (60%) of the Pubco Ordinary Shares that it holds as of immediately following the SPAC Merger Effective Time, Sponsor will have the right to designate one (1) individual, who will be a director, officer, or employee of Sponsor or one of its affiliates, to attend and participate in meetings of the Pubco Board from and after Closing (as defined below) in a non-voting observer capacity (the “Sponsor Board Observer”), subject to the terms and conditions set forth in the Business Combination Agreement.

Furthermore, at the SPAC Merger Effective Time, the officers of Pubco as of immediately prior to the SPAC Merger Effective Time will resign, and, with effect from and after the SPAC Merger Effective Time and subject to the Pubco A&R Articles, new officers will be appointed for Pubco as set forth in the Business Combination Agreement (together, the “Post-Closing Pubco Officers”), who will hold office in accordance with the Pubco A&R Articles until his or her respective successor is duly appointed and qualified or his or her earlier death, resignation, or removal.

Representations, Warranties and Covenants

Under the Business Combination Agreement and the Scheme Implementation Deed, the Parties made customary representations and warranties for transactions of this type. The representations and warranties made under the Business Combination Agreement and the Scheme Implementation Deed will terminate and expire upon the closing of the Transactions. The representations and warranties made under the Business Combination Agreement and the Scheme Implementation Deed are solely for the benefit of the Parties.

In addition, the Parties agreed to be bound by certain covenants set forth in the Business Combination Agreement and the Scheme Implementation Deed, including, among other things, covenants related to the following: (a) using reasonable endeavors to take all necessary steps and exercise all rights necessary to implement the Transactions; (b) the preparation and filing of a proxy/registration statement on Form F-4 (the “Registration Statement”) to be filed by Pubco with the SEC relating to and containing a notice of the SPAC Shareholders Meeting to be held for the purpose of obtaining the SPAC Shareholder Approval in connection with (i) the registration under the Securities Act of the Pubco Ordinary Shares to be issued to (A) SPAC Shareholders in connection with the SPAC Merger and (B) Company Shareholders in connection with the Scheme Acquisition, and (ii) the SPAC Shareholder Proposals; (c) the preparation, approval and registration of the Scheme Booklet and the convening of the Scheme Meeting for purposes of receiving the approval of the Company Shareholders of the Scheme; (d) restrictions on the conduct of SPAC’s, the Company’s, Pubco’s and Merger Sub’s respective businesses prior to the consummation of the Transactions; (e) exclusivity provisions, subject to the ability of the Company to take certain actions in response to a Competing Proposal (as defined in the Scheme Implementation Deed) where the Company’s board of directors has determined in good faith that failing to take such action or refusing to take such action (as the case may be) with respect to such Competing Proposal would, or would be reasonably likely to, be inconsistent with the fiduciary or statutory duties owed by the Company’s board of directors under applicable law, or that it would otherwise be unlawful not to take such action; (f) the adoption by Pubco of an equity incentive plan in form and substance acceptable to the Company; and (g) consummating the PIPE Investment.

Conditions to Each Party’s Obligations

Consummation of the Transactions is subject to certain conditions set forth in the Scheme Implementation Deed, including, among others: (a) receipt by Pubco of written notice by or on behalf of the Treasurer of the Commonwealth of Australia that the Commonwealth Government of Australia does not object to the acquisition by Pubco of the Company Ordinary Shares pursuant to the Scheme, either unconditionally or on terms that SPAC and Pubco consider to be acceptable (acting reasonably), or the expiration of any applicable waiting period under the Foreign Acquisitions and Takeovers Act 1975 (Cth); (b) there being no (i) law, statute, ordinance, regulation, rule, temporary restraining order, preliminary or permanent injunction or other judgment, order or decree or other legal restraint or prohibition issued by any court of competent jurisdiction or government agency or (ii) action or investigation commenced by any government agency of its own volition that remains pending, in each case, which prevents or restricts the Scheme or completion of the Transactions, in effect at 8:00am on the Second Court Date (as defined in the Scheme Implementation Date); (c) approval of the SPAC Shareholder Proposals by the SPAC Shareholders; (d) approval of the Scheme by the Company Shareholders by the requisite majorities; (e) approval of the Scheme by the Supreme Court of New South Wales (or any other court of competent jurisdiction under the Corporations Act as the Parties may agree in writing); (f) the issue of an independent expert’s report (as appointed by the Company) which concludes that the Scheme is in the best interests of the Company Shareholders; (g) Pubco Ordinary Shares to be issued pursuant to the Scheme being approved for listing on Nasdaq, subject only to official notice of issuance; (h) the Registration Statement being declared effective under the Securities Act and not being subject to any stop order that has not been withdrawn or revoked; (i) the accuracy of the representations and warranties of the Parties and the performance by the Parties of, or the compliance by the Parties with, their respective covenants under the Business Combination Agreement and the Scheme Implementation Deed; and (j) the Company Shareholders passing an ordinary resolution proposed at the Company’s 2024 annual general meeting to the effect that the transactions contemplated by the Scheme Implementation Deed be supported (the “Company AGM Resolution”).

Termination

The Business Combination Agreement and the Scheme Implementation Deed may be terminated in writing under certain limited circumstances in accordance with the terms and subject to the conditions set forth therein, including the following:

(a)

by the Company or the SPAC at any time before 8:00 a.m. on the Second Court Date if (i) the SPAC, Pubco or Merger (in the case of a termination by the Company) or the Company (in the case of a termination by the SPAC) has breached any of its obligations under the Scheme Implementation Deed or the Business Combination Agreement which would cause a Condition (as defined in the Scheme Implementation Deed) to not be satisfied or become incapable of being satisfied before the later of (a) the date that is nine months after the date of the Scheme Implementation Deed and (b) such other date and time agreed in writing between SPAC and the Company (the “End Date”), (ii) the Party in breach has failed to remedy such breach within ten business days (or such shorter period ending at 5:00 p.m. on the Business Day before the Second Court Date) after receipt by it of a notice in writing from the Party desiring to terminate setting out details of the relevant circumstances and stating an intention to terminate the Scheme Implementation Deed and (iii) the Party desiring to terminate is not then in breach of the Scheme Implementation Deed or the Business Combination Agreement which would result in, and has not committed a deliberate act or omission which directly and materially contributed to, a Condition not being satisfied or becoming incapable of being satisfied before the time and date specified for its satisfaction (or being satisfied by the End Date, if no such time and date is specified);

(b)

by the Company or the SPAC at any time before 8:00 a.m. on the Second Court Date if the Scheme Effective Date has not occurred, or will not occur, on or before the End Date, provided that such failure of the Scheme Effective Date to occur on or before the End Date is not the result of (i) a breach of the Scheme Implementation Deed or the Business Combination Agreement by the Party desiring to terminate which resulted in, or (ii) a deliberate act or omission of the Party desiring to terminate which directly and materially contributed to, a Condition not being satisfied on or before the End Date;

(c)

by the Company at any time before 8:00 a.m. on the Second Court Date if (i) a majority of the Company’s board of directors (A) fails to recommend the Scheme in the manner described in the Scheme Implementation Deed (the “Company Recommendation”) (including whether or not the Company has used its best endeavors to procure the Company Recommendation), (B) has changed, withdrawn, qualified or modified the Company Recommendation, or (C) subject to certain exceptions, makes a public statement indicating that they no longer recommend the Transactions or recommend a Competing Proposal, or (ii) for any reason and whether or not permitted by the Scheme Implementation Deed, any member of the SPAC Board (A) adversely changes, withdraws, qualifies or modifies its recommendation of the Transactions or (B) makes a public statement indicating that they no longer recommends the Transactions or recommend a Competing Proposal; or

(d)

by the SPAC at any time before 8:00 a.m. on the Second Court Date if (i) for any reason and whether or not permitted by the Scheme Implementation Deed, any member of the Company’s board of directors (A) fails to make the Company Recommendation, (B) has changed, withdrawn, qualified or modified his or her Company Recommendation, or (C) subject to certain exceptions, makes a public statement indicating that he or she no longer recommends the Transactions or recommends a Competing Proposal, or (ii) a member of the BTH Group (as defined in the Scheme Implementation Deed) enters into a definitive written agreement to undertake or implement a Competing Proposal.

The Scheme Implementation Deed may also be terminated if agreed to in writing by the SPAC and the Company.

The Company will be required to pay SPAC a fee in the amount of US$2,750,000 (the “Company Break Fee”), within 10 Business Days after receipt of a written demand from SPAC, if, during the Exclusivity Period (as defined in the Scheme Implementation Deed), (i) any member of the Company Board fails to recommend the Scheme in the manner described in the Scheme Implementation Deed, (ii) any member of the Company Board publicly withdraws or adversely modifies or qualifies their Company Recommendation, (iii) any member of the Company Board makes a public statement (a) supporting, endorsing or recommending any Competing Proposal, (b) to the effect that they no longer support the Scheme, or (c) otherwise indicating that they no longer recommend the Transactions or recommend that Company Shareholders accept or vote in favor of a Competing Proposal of any kind that is announced during the Exclusivity Period, (iv) a Competing Proposal is announced before the End Date and, within 12 months of the Competing Proposal being announced, the Competing Proposal results in a person or persons (other than a member of the SPAC Group) completing the Competing Proposal or otherwise obtaining control of the Company, merging or amalgamating with the Company, or acquiring (directly or indirectly) an interest in all or a substantial part of the business or assets of the Company, or (v) SPAC terminates the Scheme Implementation Deed pursuant to a breach of the Company’s obligations under the Scheme Implementation Deed that would cause a Condition (as defined in the Scheme Implementation Deed) to not be satisfied or become incapable of being satisfied or a breach of the Company’s representations and warranties given in the Scheme Implementation Deed that would cause a Condition to be not be satisfied or to become incapable of being satisfied. However, the Company will not be required to pay the Company Break Fee unless and until the Company Shareholders have passed the Company AGM Resolution.

SPAC will be required to pay the Company a fee in the amount of US$2,750,000 (the “SPAC Break Fee”) within 10 Business Days after receipt of a written demand from the Company, if (i) the Company terminates the Scheme Implementation Deed pursuant to a breach of SPAC’s obligations under the Scheme Implementation Deed that would cause a Condition to not be satisfied or become incapable of being satisfied or a breach of SPAC’s representations and warranties given in the Scheme Implementation Deed that would cause a Condition to be not be satisfied or to become incapable of being satisfied or (ii) the Court (as defined in the Scheme Implementation Deed) fails to approve the terms of the Scheme (for which the approval of the requisite Company Shareholders has been obtained) as a result of material non-compliance by SPAC, Pubco, or Merger Sub with any of their respective obligations under the Scheme Implementation Deed. However, SPAC will not be required to pay the SPAC Break Fee unless and until the Company Shareholders have passed the Company AGM Resolution.

The foregoing description of the Business Combination Agreement and the Scheme Implementation Deed do not purport to be complete and are qualified in their entirety by reference to the full text of the Business Combination Agreement and the Scheme Implementation Deed, respectively, copies of which are attached as Exhibits 2.1 and 2.2 to this Current Report on Form 8-K, respectively, and incorporated herein by reference.

Related Agreements

Sponsor Support Agreement

On October 21, 2024 and concurrently with the execution and delivery of the Business Combination Agreement and the Scheme Implementation Deed, Sponsor, the SPAC, certain shareholders of SPAC (together with the Sponsor, the “Sponsor Members”), Pubco and the Company entered into a voting and support Agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, (a) each Sponsor Member has agreed to (i) refrain from transferring any of his, her or its SPAC Shares prior to the SPAC Merger Effective Time, other than in connection with certain permitted transfers described therein, (ii) vote his, her or its SPAC Shares and any additional SPAC Shares he, she or it acquires prior to the SPAC Shareholders Meeting in favor of each of the SPAC Shareholder Proposals and (iii) waive and not exercise any redemption rights with respect to his, her or its SPAC Shares, and (b) the Sponsor has agreed to (i) waive and not enforce any anti-dilution rights it may have under the SPAC’s Articles in connection with the Transactions, (ii) subject the SPAC Warrants held by it to certain vesting and forfeiture terms, and (iii) to the extent the Outstanding SPAC Transaction Expenses exceed an amount equal to US$4,500,000 (the “SPAC Transaction Expenses Cap”), prior to the SPAC Merger Effective Time, pay any such amount in excess of the SPAC Transaction Expenses Cap to SPAC in cash, by wire transfer of immediately available funds to the account designated by SPAC.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is included as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Sponsor Lock-Up Agreement

On October 21, 2024 and concurrently with the execution and delivery of the Business Combination Agreement and the Scheme Implementation Deed, the Sponsor Members, SPAC, Pubco and the Company entered into a lock-up agreement (the “Sponsor Lock-Up Agreement”), pursuant to which, among other things, (a) certain Pubco Ordinary Shares to be held by the Sponsor Members from and after the SPAC Merger Effective Time shall be subject to certain limitations on disposition for a period of two years following the Closing as set forth therein, subject to the expiration of such lock-up restrictions (i) on the six-month and twelve-month anniversaries of the Closing or (ii) upon the occurrence of a Change of Control (as defined in the Sponsor Lock-Up Agreement), and (b) the Sponsor has agreed to forfeit certain SPAC Shares at the SPAC Merger Effective Time.

The foregoing description of the Sponsor Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sponsor Lock-Up Agreement, a copy of which is included as Exhibit 10.2 to this Current Report on Form 8-K and incorporated herein by reference.

Sponsor Affiliate Subscription Agreement

On October 21, 2024 and concurrently with the execution and delivery of the Business Combination Agreement and the Scheme Implementation Deed, Investcorp Cayman Holdings Limited (“Investcorp”), Pubco and the Company entered into a Subscription Agreement (the “Sponsor Affiliate Subscription Agreement”). Pursuant to the Sponsor Affiliate Subscription Agreement, Investcorp agreed to subscribe for and purchase, and Pubco agreed to issue and sell to Investcorp, substantially concurrently with the consummation of the Transactions, an aggregate of 1,250,000 Pubco Ordinary Shares at a purchase price of US$10.00 per Pubco Ordinary Share for aggregate gross proceeds of US$12,500,000.

The foregoing description of the Sponsor Affiliate Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sponsor Affiliate Subscription Agreement, a copy of which is included as Exhibit 10.3 to this Current Report on Form 8-K and incorporated herein by reference.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends that are not statements of historical matters. These forward-looking statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on current expectations of the respective management of the Company or the SPAC and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company or the SPAC. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to: the outcome of any legal proceedings that may be instituted in connection with the Transactions, delays in obtaining or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the Transactions, the risk that the Transactions disrupts current plans and operations, the inability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of the surviving company to grow and manage growth profitably with customers and suppliers and retain key employees, costs related to the Transactions, the risk that the Transactions do not close in the third quarter of the Company’s fiscal year 2025 or at all, changes in applicable laws or regulations, the possibility that the Company or the SPAC may be adversely affected by other economic, business, and/or competitive factors, economic uncertainty caused by the impacts from the conflict in Russia and Ukraine and rising levels of inflation and interest rates, the risk that the approval of the Company Shareholders of the Transactions is not obtained, the risk that the approval of the shareholders of SPAC for the Transactions is not obtained, the risk that the PIPE Investment will not be completed prior to the closing of the Transactions or at all, the risk that even if the PIPE Investment is completed, it will not be sufficient to fund the execution of the Company’s business plan, the amount of redemption requests made by the SPAC’s shareholders or the amount of funds remaining in the SPAC’s trust account after the satisfaction of such requests, the Company’s and the SPAC’s ability to satisfy the conditions to closing of the Transactions, the risks discussed in the Company’s public reports filed with the ASX, and the risks discussed in the SPAC’s public reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, as well as preliminary and definitive proxy statements/prospectuses that Pubco, SPAC and/or the Company intend to file with the SEC in connection with the Transactions. If any of these risks materialize or the Company’s or the SPAC’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither the Company or the SPAC presently know or that the Company or the SPAC believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s and the SPAC’s expectations, plans, or forecasts of future events and views as of the date of this Current Report on Form 8-K. The Company and the SPAC anticipate that subsequent events and developments may cause their assessments to change. The Company and the SPAC specifically disclaim any obligation to update or revise any forward-looking statements, except as required by law. These forward-looking statements should not be relied upon as representing the Company’s or the SPAC’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information for Investors and Stockholders

This communication is being made in respect of the proposed transaction involving Pubco, the SPAC and the Company. In connection with the transaction, Pubco, SPAC and the Company intend to file the relevant materials with the SEC, including a proxy statement/prospectus that will form a part of the Registration Statement on Form F-4 (the “Form F-4”) to be filed by Pubco with the SEC. Promptly after Pubco’s filing of the definitive proxy statement/prospectus with the SEC, SPAC will mail the definitive proxy statement/prospectus and a proxy card to each SPAC Shareholder entitled to vote at the SPAC Shareholders Meeting. This communication is not a substitute for the Form F-4, the proxy statement/prospectus, or any other document that SPAC, the Company or Pubco may file with the SEC or ASX or send to their respective shareholders in connection with the proposed transaction. The materials to be filed by SPAC will be made available to the SPAC’s investors and stockholders at no expense to them and copies may be obtained free of charge on the SPAC’s website at www.investcorpspac.com/india. In addition, all of those materials will be available at no charge on the SEC’s website at www.sec.gov. Investors and shareholders of the SPAC are urged to read the Form F-4, the proxy statement/prospectus, and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction, because they contain important information about the Company, the SPAC and the proposed transaction.

No Offer or Solicitation

The SPAC and its directors, executive officers, other members of its management and employees may be deemed to be participants in the solicitation of the proxies of the SPAC’s shareholders in connection with the proposed transaction under SEC rules. Investors and shareholders may obtain more detailed information regarding the names, affiliations, and interests of the SPAC’s executive officers and directors in the solicitation by reading the SPAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and its subsequent filings under the Exchange Act, the joint proxy statement/prospectus, and other relevant materials that will be filed with the SEC in connection with the proposed transaction when they become available. Information concerning the interests of the SPAC’s participants in the solicitation, which may, in some cases, be different than those of the SPAC’s Shareholders generally, will be set forth in the joint proxy statement/prospectus relating to the proposed transaction when it becomes available.

Item 9.01.	Financial Statements and Exhibits

Exhibit No.	Description

2.1†	Business Combination Agreement, dated as of October 21, 2024

2.2†	Scheme Implementation Deed, dated as of October 21, 2024

10.1†	Sponsor Support Agreement, dated October 21, 2024

10.2†	Sponsor Lock-Up Agreement, dated October 21, 2024

10.3	Sponsor Affiliate Subscription Agreement, dated October 21, 2024

104	Cover Page Interactive Data File (embedded within the inline XBRL Document)

†

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). SPAC agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Investcorp AI Acquisition Corp.

Date: October 23, 2024	By:	/s/ Nikhil Kalghatgi
	Name:	Nikhil Kalghatgi
	Title:	Principal Executive Officer and Director

Exhibit 2.1

BUSINESS COMBINATION AGREEMENT

by and among

BIGTINCAN HOLDINGS LIMITED,

BIGTINCAN LIMITED,

BTH MERGER SUB LIMITED,

and

INVESTCORP AI ACQUISITION CORP.

dated as of

October 21, 2024

TABLE OF CONTENTS

(continued)

Exhibit A	Form of Warrant Assignment, Assumption and Amendment Agreement
Exhibit B	Form of SID
Exhibit C	Form of Sponsor Support Agreement
Exhibit D	Form of Sponsor Lock-Up Agreement
Exhibit E	Form of Company Shareholder Lock-Up Agreement
Exhibit F	Form of Registration Rights Agreement
Exhibit G	Form of Sponsor Affiliate Subscription Agreement
Exhibit H	Form of Plan of Merger
Exhibit I	Form of Pubco A&R Articles

ii

TABLE OF CONTENTS

(continued)

Page

Exhibit J	Form of Surviving Corporation A&R Articles

Schedule I	Sponsor Members
Schedule II	Company Lock-Up Shareholders

iii

BUSINESS COMBINATION AGREEMENT

THIS BUSINESS COMBINATION AGREEMENT, dated as of October 21, 2024 (this “Agreement”), by and among Bigtincan Holdings Limited, an Australian public company listed on the Australian Securities Exchange (the “ASX”) with Australian Company Number (ACN) 154 944 797 (the “Company”), Bigtincan Limited, a Cayman Islands exempted company (“Pubco”), BTH Merger Sub Limited, a Cayman Islands exempted company and a direct, wholly owned Subsidiary of Pubco (“Merger Sub”), and Investcorp AI Acquisition Corp., a Cayman Islands exempted company (“SPAC”, and together with the Company, Pubco and Merger Sub, the “Parties” and each a “Party”).

WHEREAS, the Company is an Australian public company listed on the ASX with Australian Company Number (ACN) 154 944 797 whose issued and outstanding Company Ordinary Shares are collectively owned by the Company Shareholders;

WHEREAS, Pubco is a newly incorporated Cayman Islands exempted company with limited liability that is owned entirely by a nominee who is not a U.S. citizen or resident (the “Pubco Sole Shareholder”);

WHEREAS, Merger Sub is a newly incorporated Cayman Islands exempted company with limited liability that is a direct, wholly-owned Subsidiary of Pubco;

WHEREAS, SPAC is a blank check company incorporated in the Cayman Islands and formed for the purpose of effectuating a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses;

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement and the Plan of Merger, and in accordance with the Cayman Companies Act, at the SPAC Merger Effective Time, SPAC will merge with and into Merger Sub (the “SPAC Merger”), and as a result of the SPAC Merger, the separate corporate existence of SPAC will cease and Merger Sub will continue as the Surviving Corporation;

WHEREAS, at the SPAC Merger Effective Time and as a result of the SPAC Merger, (a) the SPAC Shares that are issued and outstanding immediately prior to the SPAC Merger Effective Time will be converted into Pubco Ordinary Shares in accordance with the terms of this Agreement, and (b) the SPAC Warrants that are outstanding immediately prior to the SPAC Merger Effective Time will be converted into Pubco Warrants in accordance with the terms of this Agreement and the terms of a warrant assignment, assumption and amendment agreement to be entered into at the SPAC Merger Effective Time by and among Pubco, SPAC and the Warrant Agent in substantially the form attached hereto as Exhibit A (the “Warrant Assignment, Assumption and Amendment Agreement”);

WHEREAS, upon the terms and subject to the conditions set forth in the Scheme Implementation Deed entered into by and between SPAC, Pubco, Merger Sub and the Company concurrently with the execution and delivery of this Agreement in the form attached hereto as Exhibit B (the “SID”), at the Scheme Acquisition Effective Time, the Company will be acquired by Pubco, with the issued and outstanding Equity Securities of the Company being exchanged for Equity Securities of Pubco, or if a valid Cash Election has been made by a Company Shareholder, such portion of cash payable in respect thereof, in each case, in accordance with and subject to the conditions set forth in the SID, by means of the implementation of a scheme of arrangement under Part 5.1 of the Australian Corporations Act 2001 (Cth) (the “Corporations Act” and such acquisition, the “Scheme Acquisition”);

WHEREAS, following the implementation of the Scheme Acquisition, the Company will be delisted from the ASX;

WHEREAS, as a condition and inducement to SPAC’s, Pubco’s and the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, ICE I Holdings Pte. Ltd., a Singapore corporation (“Sponsor”), and certain other SPAC Shareholders as set forth on Schedule I hereto (together with Sponsor, the “Sponsor Members”) have entered into a voting and support agreement in the form attached hereto as Exhibit C (the “Sponsor Support Agreement”) with SPAC, Pubco and the Company, pursuant to which, among other things, (a) each Sponsor Member has agreed to (i) refrain from transferring any of his, her or its SPAC Shares prior to the SPAC Merger Effective Time, other than in connection with certain permitted transfers described therein, (ii) vote his, her or its SPAC Shares and any additional SPAC Shares he, she or it acquires prior to the SPAC Shareholders Meeting in favor of each of the SPAC Shareholder Proposals at the SPAC Shareholders Meeting and (iii) waive, and not exercise, any Redemption Rights, and (b) Sponsor has agreed to (i) waive, and not enforce, any anti-dilution rights it may have under the SPAC Articles in connection with the Transactions, (ii) subject the SPAC Warrants held by it to certain vesting and forfeiture terms as set forth therein and (iii) be responsible for the payment of any Outstanding SPAC Transaction Expenses in excess of $4,500,000 (the “SPAC Transaction Expenses Cap”);

WHEREAS, concurrently with the execution and delivery of this Agreement, the Sponsor Members have entered into a lock-up agreement in the form attached hereto as Exhibit D (the “Sponsor Lock-Up Agreement”) with SPAC, Pubco and the Company, pursuant to which, among other things, certain Pubco Ordinary Shares to be held by the Sponsor Members from and after the SPAC Merger Effective Time shall be subject to certain limitations on disposition following the Closing as set forth therein;

WHEREAS, at the Scheme Acquisition Effective Time, certain Company Shareholders as set forth on Schedule II hereto (the “Company Lock-Up Shareholders”) shall enter into a lock-up agreement in substantially the form attached hereto as Exhibit E (the “Company Shareholder Lock-Up Agreement”) with Pubco, pursuant to which, among other things, certain Pubco Ordinary Shares to be held by the Company Lock-Up Shareholders upon the Closing shall be subject to certain limitations on disposition following the Closing as set forth therein;

WHEREAS, on May 9, 2022, SPAC entered into a registration rights agreement (the “Original Registration Rights Agreement”) with the Sponsor Members, and, at the SPAC Merger Effective Time, (a) SPAC and the Sponsor Members shall terminate the Original Registration Rights Agreement and (b) Pubco and the Sponsor Members shall enter into a registration rights agreement in substantially the form attached hereto as Exhibit F (the “Registration Rights Agreement”), pursuant to which, among other things, Pubco shall provide the Sponsor Members with certain demand and piggyback registration rights with respect to certain Pubco Ordinary Shares (and certain securities convertible into or exercisable for Pubco Ordinary Shares) to be held by them immediately following the Closing;

2

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) resolved that the Company enter into this Agreement and each of the Ancillary Agreements to which it is (or is contemplated to be) a party (including the SID), (b) resolved that the Company seek the approval of the Company Shareholders of the Scheme Acquisition in accordance with the SID and (c) recommended the Company Shareholders vote in favor of the Scheme Acquisition in the absence of a Superior Proposal and subject to the Independent Expert continuing to conclude that the Scheme Acquisition is in the best interests of the Company Shareholders;

WHEREAS, the board of directors of Pubco (the “Pubco Board”) has unanimously (a) determined that it is advisable for Pubco to enter into this Agreement and each of the Ancillary Agreements to which it is (or is contemplated to be) a party (including the SID), (b) approved the execution and delivery of this Agreement and each of the Ancillary Agreements to which it is (or is contemplated to be) a party (including the SID) and the consummation of the Transactions (including the SPAC Merger in accordance with this Agreement and the Scheme Acquisition in accordance with the SID), and (c) recommended that the Pubco Sole Shareholder (i) adopt and approve this Agreement and each of the Ancillary Agreements to which Pubco is (or is contemplated to be) a party (including the SID) and (ii) approve the consummation of the Transactions (including the SPAC Merger in accordance with this Agreement and the Scheme Acquisition in accordance with the SID) (the matters contemplated by clauses (i) and (ii), the “Pubco Sole Shareholder Approval”);

WHEREAS, the board of directors of Merger Sub (the “Merger Sub Board”) has unanimously (a) determined that it is advisable for Merger Sub to enter into this Agreement, the Plan of Merger and each of the other Ancillary Agreements to which it is (or is contemplated to be) a party, (b) approved the execution and delivery of this Agreement, the Plan of Merger and each of the other Ancillary Agreements to which it is (or is contemplated to be) a party and the consummation of the Transactions (including the SPAC Merger in accordance with this Agreement and the Plan of Merger), and (c) recommended that Pubco, as the sole shareholder of Merger Sub, (i) adopt and approve this Agreement, the Plan of Merger and each of the other Ancillary Agreements to which Merger Sub is (or is contemplated to be) a party and (ii) approve the consummation of the Transactions (including the SPAC Merger in accordance with this Agreement and the Plan of Merger) (the matters contemplated by clauses (i) and (ii), the “Merger Sub Sole Shareholder Approval”);

WHEREAS, the board of directors of SPAC (the “SPAC Board”) has unanimously (a) determined that it is advisable for SPAC to enter into this Agreement, the Plan of Merger and each of the other Ancillary Agreements to which it is (or is contemplated to be) a party (including the SID), (b) approved the execution and delivery of this Agreement, the Plan of Merger and each of the other Ancillary Agreements to which it is (or is contemplated to be) a party (including the SID) and the consummation of the Transactions (including the SPAC Merger in accordance with this Agreement and the Plan of Merger and the Scheme Acquisition in accordance with the SID), and (c) recommended the adoption and approval of the SPAC Shareholder Proposals by the SPAC Shareholders;

3

WHEREAS, concurrently with the execution and delivery of this Agreement, Pubco and the Company have entered into a subscription agreement in the form attached hereto as Exhibit G (the “Sponsor Affiliate Subscription Agreement”) with Investcorp Cayman Holdings Limited, a Cayman Islands exempted company, and an Affiliate of Sponsor (the “Sponsor Affiliate”), pursuant to which the Sponsor Affiliate has agreed to purchase Pubco Ordinary Shares for an aggregate purchase price of $12,500,000 on the terms and subject to the conditions set forth therein (the “Sponsor Affiliate Investment”); and

WHEREAS, it is contemplated that, following the execution and delivery of this Agreement and prior to the date on which the SPAC Shareholder Approval is obtained, Pubco and the Company will enter into subscription agreements (together with the Sponsor Affiliate Subscription Agreement, the “PIPE Subscription Agreements”) with certain investors (together with the Sponsor Affiliate, the “PIPE Investors”), pursuant to which such PIPE Investors will agree to purchase Pubco Ordinary Shares on the terms and subject to the conditions set forth therein (together with the Sponsor Affiliate Investment, the “PIPE Investment”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01 Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

“Action” means any litigation, suit, claim, compliant, petition, demand, charge, grievance, action, proceeding, audit, order, writ, judgment, injunction, investigation, examination, assessment, arbitration, settlement, stipulation, mediation or inquiry by or before any Governmental Authority.

“Affiliate” of a specified Person means any Person who, directly or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such specified Person.

“Ancillary Agreements” means the SID, the Sponsor Support Agreement, the Sponsor Lock-Up Agreement, the Company Shareholder Lock-Up Agreement, the Registration Rights Agreement, the Plan of Merger, the Warrant Assignment, Assumption and Amendment Agreement, the PIPE Subscription Agreements and all other agreements, certificates and instruments to be executed and delivered by any of the Parties in connection with the Transactions and specifically contemplated by this Agreement or any of the foregoing.

“ATO Ruling” has the meaning set forth in the SID.

“Business Combination” has the meaning set forth in Article 1.1 of the SPAC Articles.

4

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings and on which banks are not required or authorized to close in any of New York, New York, Sydney, Australia, or the Cayman Islands.

“Cash Election” has the meaning set forth in the SID.

“Cayman Companies Act” means the Companies Act (Revised) of the Cayman Islands.

“Code” means the United States Internal Revenue Code of 1986.

“Company Constitution” means the constitution of the Company adopted on August 31, 2016 (as amended from time to time).

“Company Disclosure Letter” means the disclosure letter delivered by the Company to SPAC, Pubco and Merger Sub concurrently with the execution and delivery of this Agreement.

“Company Ordinary Shares” means the Company’s ordinary shares.

“Company Shareholders” means the holders of Company Ordinary Shares.

“Confidentiality Agreement” means that certain Mutual Non-Disclosure Agreement, dated as of August 3, 2024, by and between SPAC and the Company.

“Contract” means any binding contract, agreement, arrangement, bond, note, indenture, mortgage, debt instrument, purchase order, license, franchise, lease or other instrument or obligation of any kind, written or oral.

“Control” (including the terms “Controlled by” and “under common Control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by Contract or otherwise.

“Court” has the meaning set forth in the SID.

“Employee Benefit Plan” means any plan that is a bonus, stock option, right, stock purchase, restricted stock, phantom stock, other equity-based compensation arrangement, performance award, incentive, deferred compensation, pension scheme or insurance, retiree medical or life insurance, death or disability benefit, health or welfare, retirement, supplemental retirement, severance, retention, change in control, employment, consulting, fringe benefit, sick pay and vacation plans or arrangements or other employee benefit plans, programs or arrangements, whether written or unwritten.

“Equity Securities” means any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“Exchange Act” means the Securities Exchange Act of 1934.

5

“Fraud” means common law fraud under the Laws of the State of New York (excluding any theories of equitable or constructive fraud).

“Fraud Claim” means a claim against a Person for Fraud with respect to the making of the representations and warranties of such Person set forth in Article III (as qualified by the Company Disclosure Letter), Article IV or Article V, as applicable and when made; provided, that no Person shall be liable for or as a result of any other Person’s Fraud.

“Governmental Authority” means any legislature, agency, bureau, branch, department, division, commission, court, tribunal, magistrate, justice, multinational organization, quasigovernmental body, or other similar recognized organization or body of any international, supranational, federal, state, regional, provincial, tribal, county, municipal, local or foreign government or quasi-governmental, regulatory or administrative agency (which, for purposes of this Agreement, shall include the SEC) or governmental commission, department, board, bureau, agency, court, arbitral tribunal or panel, securities exchange or similar body or any instrumentality of any of the foregoing.

“Independent Expert” has the meaning set forth in the SID.

“Law” means any international, supranational, federal, state, regional, provincial, tribal, county, municipal, local or foreign statute, law, constitution, treaty, common law, civil law, ordinance, code, rule, regulation or Order, in each case, that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Lien” means any lien, security interest, mortgage, pledge, charge, adverse claim or other encumbrance of any kind.

“Nasdaq” means the Nasdaq Stock Market LLC.

“Order” means any order, judgment, injunction, decree, ruling, writ, edict, stipulation, determination, decision, verdict or award, in each case, entered, rendered or otherwise put into effect by or with any Governmental Authority.

“Proxy/Registration Statement” means the proxy/registration statement on Form F-4 to be prepared by SPAC and the Company and filed by Pubco with the SEC relating to and containing a notice of the SPAC Shareholders Meeting to be held for the purpose of obtaining the SPAC Shareholder Approval in connection with (a) the registration under the Securities Act of the Pubco Ordinary Shares to be issued to (i) SPAC Shareholders in connection with the SPAC Merger and (ii) Company Shareholders in connection with the Scheme Acquisition, and (b) the SPAC Shareholder Proposals.

“Person” means an individual, corporation, company, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association, Governmental Authority or other entity, enterprise, authority or business organization of any kind.

6

“Pubco Ordinary Shares” means Pubco’s ordinary shares, par value $0.0001 per share.

“Redemption Rights” means the redemption rights provided for in the SPAC Articles.

“Representatives” of a specified Person means, collectively, the officers, directors, managers, employees, independent contractors, consultants, legal counsel, financial advisors, advisors, accountants, agents and other representatives of such Person.

“Scheme” has the meaning set forth in the SID.

“Scheme Acquisition Effective Time” means the time that the Scheme is implemented pursuant to and in accordance with the SID.

“Scheme Booklet” has the meaning set forth in the SID.

“Scheme Consideration” has the meaning set forth in the SID.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Court Date” has the meaning ascribed to such term in the SID.

“Securities Act” means the Securities Act of 1933.

“SPAC Articles” means the amended and restated memorandum and articles of association of SPAC adopted by special resolution passed on May 9, 2022 (as amended from time to time).

“SPAC Class A Ordinary Shares” means SPAC’s Class A ordinary shares, par value $0.0001 per share.

“SPAC Class B Ordinary Shares” means SPAC’s Class B ordinary shares, par value $0.0001 per share.

“SPAC IPO” means the initial public offering of SPAC consummated on May 12, 2022.

“SPAC Preference Shares” means SPAC’s preference shares, par value $0.0001 per share.

“SPAC Private Warrant” means a redeemable warrant to purchase one SPAC Class A Ordinary Share at an exercise price of $11.50 per share sold in a private placement consummated concurrently with the SPAC IPO.

“SPAC Public Warrant” means a redeemable warrant to purchase one SPAC Class A Ordinary Share at an exercise price of $11.50 per share issued as a component of SPAC Units in the SPAC IPO.

“SPAC Share Redemption” means the exercise by SPAC Shareholders of Redemption Rights in connection with the SPAC Shareholder Proposals.

7

“SPAC Shareholder Approval” means the approval and adoption of the SPAC Shareholder Proposals by the requisite vote of SPAC Shareholders at the SPAC Shareholders Meeting.

“SPAC Shareholder Proposals” means the proposals to be submitted to the SPAC Shareholders for approval and adoption at the SPAC Shareholders Meeting, including with respect to (a) this Agreement and the Transactions, including the SPAC Merger and the Scheme Acquisition, and the entry by SPAC into the Plan of Merger (b) any other proposals as the SEC may indicate are necessary in its comments to the Proxy/Registration Statement or correspondence related thereto or otherwise required in accordance with the rules and regulations of the Nasdaq, (c) any other proposals as mutually determined by SPAC, Pubco and the Company to be necessary or appropriate in connection with the Transactions and (d) adjournment of the SPAC Shareholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing.

“SPAC Shareholder Redemption Amount” means the aggregate amount of cash proceeds required to satisfy any exercise by SPAC Shareholders of Redemption Rights in connection with the consummation of the Transactions.

“SPAC Shareholders” means the holders of SPAC Shares.

“SPAC Shareholders Meeting” means the extraordinary general meeting of SPAC Shareholders (including any adjournment thereof) to be called in connection with the approval and adoption of the SPAC Shareholder Proposals.

“SPAC Shares” means SPAC Class A Ordinary Shares, SPAC Class B Ordinary Shares and SPAC Preference Shares.

“SPAC Units” means the units issued in the SPAC IPO, with each unit issued therein consisting of (a) one SPAC Class A Ordinary Share and (b) one-half of one SPAC Public Warrant.

“SPAC Warrants” means SPAC Public Warrants and SPAC Private Warrants.

“Subsidiary” means, with respect to a specified Person, any other Person in which such Person, directly or indirectly through one or more intermediaries, (a) owns or controls more than 50% of the outstanding voting securities, (b) is entitled to elect at least a majority of the board of directors or similar governing body, or (c) in the case of a limited partnership, limited liability company or similar entity, is a general partner or managing member and has the power to direct the policies, management and affairs of such entity.

“Superior Proposal” has the meaning set forth in the SID.

“Tax Return” means any return, declaration, report, statement, information statement or other document filed or required to be filed with any Governmental Authority with respect to Taxes, including any claims for refunds of Taxes, any information returns and any amendments or supplements of any of the foregoing or attachments thereto.

8

“Taxes” means all federal, state, local, foreign or other taxes of any kind, charges, fees, duties, levies, customs, imposts, required deposits or other assessments in each case in the nature of or similar to a tax imposed by any Governmental Authority, including all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, production, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, alternative or add-on minimum, or estimated taxes, and including any interest, late charge, penalty or addition thereto, in each case, whether disputed or not.

“Transactions” means the SPAC Merger, the Scheme Acquisition and the other transactions contemplated by this Agreement and the Ancillary Agreements.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of May 9, 2022, by and between the Trustee and SPAC.

“Trust Fund” means the trust account maintained pursuant to the Trust Agreement.

“Trustee” means Continental Stock Transfer & Trust Company.

“U.S.” means the United States of America.

“Virtual Data Room” means the virtual data room established by the Company, access to which was given to SPAC and its Representatives in connection with SPAC’s due diligence investigation of the Company in connection with the Transactions.

“Warrant Agent” means Continental Stock Transfer & Trust Company.

SECTION 1.02 Further Definitions. The following terms have the meanings set forth in the Sections set forth below:

Agreement	Preamble
ASX	Preamble
Authorization Notice	Section 2.01(d)(ii)(A)
Cancelled SPAC Shares	Section 2.01(d)(v)
Cayman Registrar	Section 2.01(a)(i)
Chosen Courts	Section 10.08(b)
Claims	Section 6.04
Closing	Section 2.05
Closing Date	Section 2.05
Company	Preamble
Company Board	Recitals
Company Lock-Up Agreement	Recitals
Company Lock-Up Shareholders	Recitals
Contracting Parties	Section 10.13
Corporations Act	Recitals
Dissenting SPAC Shares	Section 2.01(d)(vi)
Dissenting SPAC Shareholder	Section 2.01(d)(vi)

9

Exchange Agent	Section 2.03(a)
Exchange Agent Agreement	Section 2.03(a)
Incentive Plan	Section 7.15
Intended Australian Tax Treatment	Section 2.07(b)
Intended Tax Treatment	Section 2.07(b)
Intended U.S. Tax Treatment	Section 2.07(a)
Interim Period	Section 7.13
Merger Sub	Preamble
Merger Sub Board	Recitals
Merger Sub Sole Shareholder Approval	Recitals
Nonparty Affiliates	Section 10.13
Original Registration Rights Agreement	Recitals
Outstanding Company Transaction Expenses	Section 2.04(a)
Outstanding Pubco Transaction Expenses	Section 2.04(c)
Outstanding SPAC Transaction Expenses	Section 2.04(b)
Parties	Preamble
Party	Preamble
PIPE Investment	Recitals
PIPE Investors	Recitals
PIPE Subscription Agreements	Recitals
Plan of Merger	Section 2.01(a)(i)
Post-Closing Pubco Board	Section 2.01(c)(i)
Post-Closing Pubco Directors	Section 2.01(c)(i)
Post-Closing Pubco Officers	Section 2.01(c)(iii)
Pubco	Preamble
Pubco A&R Articles	Section 2.01(b)(i)
Pubco Board	Recitals
Pubco Sole Shareholder	Recitals
Pubco Sole Shareholder Approval	Recitals
Pubco Warrant	Section 2.01(d)(iv)
Registration Rights Agreement	Recitals
Scheme Acquisition	Recitals
SID	Recitals
SPAC	Preamble
SPAC Board	Recitals
SPAC Merger	Recitals
SPAC Merger Effective Time	Section 2.01(a)(ii)
SPAC Merger Filing Documents	Section 2.01(a)(i)
SPAC Transaction Expenses Cap	Recitals
Sponsor	Recitals
Sponsor Affiliate	Recitals
Sponsor Affiliate Investment	Recitals
Sponsor Affiliate Subscription Agreement	Recitals
Sponsor Board Observer	Section 2.01(c)(ii)
Sponsor Lock-Up Agreement	Recitals
Sponsor Members	Recitals

10

Sponsor Support Agreement	Recitals
Surviving Corporation	Section 2.01(a)(i)
Surviving Corporation A&R Articles	Section 2.01(b)(ii)
Trust Distributions	Section 6.04
Warrant Assignment, Assumption and Amendment Agreement	Section 2.01(d)(iv)
Written Objection	Section 2.01(f)(ii)

SECTION 1.03 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the definitions contained in this Agreement are applicable to the other grammatical forms of such terms, (iv) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (v) the terms “Article,” “Section,” “Schedule” and “Exhibit” refer to the specified Article, Section, Schedule or Exhibit of or to this Agreement, (vi) the word “including” and derivative or similar words mean “including without limitation,” (vii) the word “extent” in the phrase “to the extent” means the degree to which a subject or thing extends, and such phrase shall not simply mean “if,” (viii) the word “or” shall be disjunctive but not exclusive, (ix) references to “written” or “in writing” include in electronic form, (x) any reference to a specified Person includes such Person’s successors and permitted assigns, (xi) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto and (xii) references to any Law shall include all rules and regulations promulgated thereunder, and references to any Law shall be construed as including all statutory, legal, and regulatory provisions consolidating, amending or replacing such Law.

(b) The Parties and their respective counsel have reviewed and negotiated this Agreement as the joint agreement and understanding of the Parties, and the language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(c) References to “$,” “US$,” “USD” or “dollars” are to the lawful currency of the U.S. References to “AUD$” are to the lawful currency of Australia.

(d) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified, and the date of commencement will not be included as a full day for purposes of computing any applicable time periods (except as otherwise may be required under any applicable Law). If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(e) The phrases “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided to the Party to whom such information or material has been provided, furnished or made available (i) in the Virtual Data Room or (ii) by delivery to such Party or its legal counsel via email or hard copy form, in each case, no later than one Business Day prior to the date hereof.

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ARTICLE II

SPAC MERGER; SCHEME ACQUISITION

SECTION 2.01 SPAC Merger.

(a) SPAC Merger; SPAC Merger Effective Time.

(i) SPAC Merger. At the SPAC Merger Effective Time (as defined below), SPAC and Merger Sub shall cause the SPAC Merger to be consummated by executing a plan of merger in substantially the form attached hereto as Exhibit H, with such modifications, amendments or supplements thereto as may be required to comply with the Cayman Companies Act (the “Plan of Merger”), and filing the Plan of Merger, along with all other documentation and declarations required under the Cayman Companies Act in connection with the SPAC Merger (the “SPAC Merger Filing Documents”), with the Cayman Islands Registrar of Companies (the “Cayman Registrar”) in accordance with the relevant provisions of the Cayman Companies Act. Upon the terms and subject to the conditions set forth in this Agreement and the Plan of Merger, and in accordance with the Cayman Companies Act, at the SPAC Merger Effective Time, SPAC shall be merged with and into Merger Sub and, as a result of the SPAC Merger, the separate corporate existence of SPAC shall cease and Merger Sub shall continue as the surviving company of the SPAC Merger (the “Surviving Corporation”) as a direct, wholly owned Subsidiary of Pubco. The effect of the SPAC Merger shall be as provided in the applicable provisions of the Cayman Companies Act, this Agreement and the Plan of Merger. Without limiting the generality of the foregoing, and subject thereto, from and after the SPAC Merger Effective Time, all of the assets, properties, rights, privileges, immunities, powers and franchises of SPAC and Merger Sub shall vest in the Surviving Corporation by operation of law, and all debts, liabilities, obligations and duties of SPAC and Merger Sub shall become the debts, liabilities, obligations and duties of the Surviving Corporation by operation of law, and, in each case, as provided under the Cayman Companies Act.

(ii) SPAC Merger Effective Time. The SPAC Merger shall become effective on the date when the Plan of Merger is registered by the Cayman Registrar, or such later date as SPAC and Merger Sub may agree and specify pursuant to, and subject to the limitations specified in, the Cayman Companies Act and the Plan of Merger (such time, the “SPAC Merger Effective Time”).

(b) Pubco A&R Articles; Surviving Corporation A&R Articles.

(i) Pubco A&R Articles. At the SPAC Merger Effective Time, Pubco shall adopt a new amended and restated memorandum and articles of association in substantially the form attached hereto as Exhibit I (the “Pubco A&R Articles”), which Pubco A&R Articles shall be the amended and restated memorandum and articles of association of Pubco until thereafter amended in accordance with the Pubco A&R Articles and applicable Law.

(ii) Surviving Corporation A&R Articles. At the SPAC Merger Effective Time, the Surviving Corporation shall adopt an amended and restated memorandum and articles of association in the form attached hereto as Exhibit J (the “Surviving Corporation A&R Articles”), which Surviving Corporation A&R Articles shall be the amended and restated memorandum and articles of association of the Surviving Corporation until thereafter amended in accordance with the Surviving Corporation A&R Articles and applicable Law.

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(c) Directors and Officers.

(i) Post-Closing Pubco Directors. At the SPAC Merger Effective Time, the directors and officers of Pubco as of immediately prior to the SPAC Merger Effective Time shall resign, and, with effect from and after the SPAC Merger Effective Time, and subject to the Pubco A&R Articles, the Pubco Board (the “Post-Closing Pubco Board”) shall initially consist of six directors, of whom (A) one shall be designated by SPAC who shall be reasonably acceptable to the Company and shall meet the standards of independence of companies subject to the rules and regulations of the Nasdaq and (B) five shall be designated by the Company (including the chair of the Post-Closing Pubco Board), at least three of whom shall meet the standards of independence of companies subject to the rules and regulations of the Nasdaq (collectively, the “Post-Closing Pubco Directors”), each Post-Closing Pubco Director to hold office in accordance with the Pubco A&R Articles until his or her respective successor is duly elected or appointed and qualified or his or her earlier death, resignation or removal. For the avoidance of doubt, nothing in this Section 2.01(c)(i) shall impose or imply any obligations with respect to any future nomination, appointment, designation or election of directors to the Post-Closing Pubco Board, and all future vacancies on the Post-Closing Pubco Board shall be filled in accordance with the Pubco A&R Articles.

(ii) Sponsor Board Observer. So long as Sponsor owns beneficially and of record at least 60% of the Pubco Ordinary Shares that it holds as of immediately following the SPAC Merger Effective Time, Sponsor shall have the right to designate one individual, who shall be a director, officer or employee of Sponsor or one of its Affiliates, to attend and participate in meetings of the Post-Closing Pubco Board from and after the Closing in a non-voting observer capacity (the “Sponsor Board Observer”). The Company shall provide the Sponsor Board Observer copies of all notices, minutes, consents and other materials that it provides to the Post-Closing Pubco Directors in their capacities as such; provided, however, that (A) the Sponsor Board Observer shall, prior to attending any meeting of the Post-Closing Pubco Board or receiving any such materials, execute a confidentiality agreement in form and substance reasonably acceptable to Pubco, (B) Pubco shall have the right to withhold any such materials and to exclude the Sponsor Board Observer from any meeting of the Post-Closing Pubco Board or any portion thereof to the extent it is determined in good faith by the Post-Closing Pubco Board that attendance by the Sponsor Board Observer at such meeting or portion thereof (1) could adversely affect the attorney-client, attorney work product or other legal privilege between Pubco and its legal counsel, (2) is necessary to avoid a breach of confidentiality obligations owed to a third party or (3) relates to an existing or potential conflict of interest between Pubco, the Company or any of their respective Affiliates, on the one hand, and Sponsor or any of its Affiliates, on the other hand, and (C) Pubco shall have the right to exclude the Sponsor Board Observer from any executive session of a meeting of the Post-Closing Pubco Board.

(iii) Post-Closing Pubco Officers. At the SPAC Merger Effective Time, the officers of Pubco as of immediately prior to the SPAC Merger Effective Time shall resign, and, with effect from and after the SPAC Merger Effective Time, and subject to the Pubco A&R Articles, the individuals set forth in Section 2.01(c)(iii) of the Company Disclosure Letter shall be

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appointed as the officers of Pubco (the “Post-Closing Pubco Officers”), each Post-Closing Pubco Officer to hold office in accordance with the Pubco A&R Articles until his or her respective successor is duly appointed and qualified or his or her earlier death, resignation or removal.

(iv) Surviving Corporation Directors and Officers. At the SPAC Merger Effective Time, the directors and officers of SPAC as of immediately prior to the SPAC Merger Effective Time, and the directors and officers of Merger Sub as of immediately prior to the SPAC Merger Effective Time, shall resign, and, with effect from and after the SPAC Merger Effective Time, and subject to the Surviving Corporation A&R Articles, the individuals set forth in Section 2.01(c)(iv) of the Company Disclosure Letter shall be appointed as the directors and officers of the Surviving Corporation, each to hold office in accordance with the Surviving Corporation A&R Articles until his or her successor is duly elected or appointed and qualified or his or her earlier death, resignation or removal.

(d) Effect of SPAC Merger on SPAC Units, SPAC Shares and SPAC Warrants. In accordance with the terms and subject to the conditions set forth in this Agreement, at the SPAC Merger Effective Time, by virtue of the SPAC Merger and without any action on the part of any Party or the holder of any of their securities:

(i) SPAC Units. Each SPAC Unit that is outstanding immediately prior to the SPAC Merger Effective Time shall automatically be separated, and the holder thereof shall be deemed to hold one validly issued, fully paid and nonassessable SPAC Class A Ordinary Share and one-half of one SPAC Public Warrant in accordance with the terms of the applicable SPAC Unit.

(ii) SPAC Class B Ordinary Shares. Immediately following the separation of the SPAC Units in accordance with Section 2.01(d)(i), each SPAC Class B Ordinary Share that is issued and outstanding immediately prior to the SPAC Merger Effective Time shall automatically be converted into one validly issued, fully paid and nonassessable SPAC Class A Ordinary Share.

(iii) SPAC Class A Ordinary Shares. Immediately following the separation of the SPAC Units in accordance with Section 2.01(d)(i) and the conversion of the SPAC Class B Ordinary Shares in accordance with Section 2.01(d)(ii), each SPAC Class A Ordinary Share that is issued and outstanding immediately prior to the SPAC Merger Effective Time (other than any Cancelled SPAC Shares, SPAC Shares redeemed pursuant to the SPAC Share Redemption or Dissenting SPAC Shares) shall no longer be outstanding and shall thereupon automatically be converted into one validly issued, fully paid and nonassessable Pubco Ordinary Share.

(iv) SPAC Warrants. Immediately following the separation of the SPAC Units in accordance with Section 2.01(d)(i) and the conversion of the SPAC Class B Ordinary Shares in accordance with Section 2.01(d)(ii), each SPAC Warrant that remains outstanding and unexercised immediately prior to the SPAC Merger Effective Time shall automatically be converted into a warrant to purchase a number of Pubco Ordinary Shares (each, a “Pubco Warrant”) determined in accordance with the terms of such SPAC Warrant and the terms of the Warrant Assignment, Assumption and Amendment Agreement.

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(v) Cancelled SPAC Shares. If, at the SPAC Merger Effective Time, there are any SPAC Shares that are owned by SPAC as treasury shares (“Cancelled SPAC Shares”), such SPAC Shares shall be automatically cancelled and extinguished without any conversion thereof or payment therefor.

(vi) Dissenting SPAC Shares. Notwithstanding any provision of this Agreement to the contrary and in accordance with the Cayman Companies Act, any SPAC Shares that are issued and outstanding immediately prior to the SPAC Merger Effective Time and that are held by a SPAC Shareholder who has validly exercised in writing his, her or its dissenters’ rights for such SPAC Shares in accordance with Section 238 of the Cayman Companies Act and who has otherwise complied with all of the provisions of the Cayman Companies Act relevant to the exercise and perfection of dissenters’ rights (any such SPAC Shares, “Dissenting SPAC Shares” and the holder of such Dissenting SPAC Shares, a “Dissenting SPAC Shareholder”) shall not be converted into, and such Dissenting SPAC Shareholder shall have no right to receive, Pubco Ordinary Shares unless and until such Dissenting SPAC Shareholder fails to perfect, or effectively withdraws or otherwise loses, his, her or its dissenters’ rights under the Cayman Companies Act. Each Dissenting SPAC Share shall no longer be outstanding and shall automatically be cancelled by virtue of the SPAC Merger, and the applicable Dissenting SPAC Shareholder shall thereafter cease to have any rights with respect to such Dissenting SPAC Share, except the right to be paid the fair value of such Dissenting SPAC Share and such other rights as are granted by the Cayman Companies Act. Notwithstanding the foregoing, the SPAC Shares owned by any SPAC Shareholder who fails to perfect, or who effectively withdraws or otherwise loses, his, her or its dissenters’ rights pursuant to the Cayman Companies Act shall cease to be Dissenting SPAC Shares and shall thereupon be deemed to have been converted into, and to have become exchanged for, as of the SPAC Merger Effective Time, the right to receive Pubco Ordinary Shares in accordance with Section 2.01(d)(iii), without any interest thereon.

(vii) Lost, Stolen or Destroyed SPAC Share Certificates. In the event any certificate representing any SPAC Shares outstanding immediately prior to the SPAC Merger Effective Time shall have been lost, stolen or destroyed, the Surviving Corporation shall issue, in exchange for such lost, stolen or destroyed certificate, as the case may be, upon the making of an indemnity of that fact by the holder thereof, such securities as may be required pursuant to this Section 2.01(d).

(e) SPAC Share Transfer Books. At the SPAC Merger Effective Time, the share transfer books of SPAC shall be closed, and there shall be no further registration of transfers of SPAC Shares thereafter on the records of SPAC. From and after the SPAC Merger Effective Time, the holders of certificates representing SPAC Shares outstanding immediately prior to the SPAC Merger Effective Time shall cease to have any rights with respect to such SPAC Shares except for the right to receive the consideration set forth in Section 2.01(d), and any such certificates presented to the Exchange Agent or Pubco for any reason shall be converted into the consideration payable in respect of the SPAC Shares represented by such certificate in accordance with Section 2.01(d).

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(f) Dissenter’s Rights.

(i) Prior to the SPAC Merger Effective Time, SPAC shall give the Company (A) prompt written notice of any demands for dissenters’ rights received by SPAC and any withdrawals of such demands and (B) the opportunity to direct all negotiations and proceedings with respect to any such notice or demand for dissenters’ rights. Subject at all times to the Cayman Companies Act, SPAC shall not, except with the prior written consent of the Company, make any offers or payments or otherwise agree or commit to make any payment or provide any other consideration with respect to any exercise by a SPAC Shareholder of dissenters’ rights pursuant to the Cayman Companies Act or any demands for appraisal, or settle or offer to settle or agree or commit to settle any such demands, or approve any withdrawal of any such dissenters’ rights or demands.

(ii) If any SPAC Shareholder delivers to SPAC, before the vote on the SPAC Merger at the SPAC Shareholders Meeting, a written objection to the SPAC Merger in accordance with Section 238(2) of the Cayman Companies Act (each, a “Written Objection”):

(A) SPAC shall, in accordance with Section 238(4) of the Cayman Companies Act, promptly give written notice of the authorization of the SPAC Merger (the “Authorization Notice”) to each such SPAC Shareholder who has made a Written Objection; and

(B) unless SPAC and the Company elect by agreement in writing to waive this Section 2.01(f)(ii)(B), no Party shall be obligated to commence the SPAC Merger, and the SPAC Merger Filing Documents shall not be filed with the Cayman Registrar, until at least 20 days shall have elapsed since the date on which the Authorization Notice is given (being the period allowed for written notice of an election to dissent under Section 238(5) of the Cayman Companies Act, as referred to in Section 239(1) of the Cayman Companies Act), but in any event subject to the satisfaction or waiver of all of the conditions set forth in Article VIII hereof.

(g) Effect of SPAC Merger on Merger Sub Securities. Each ordinary share of Merger Sub that is issued and outstanding immediately prior to the SPAC Merger Effective Time shall no longer be outstanding and shall thereupon be automatically converted into one validly issued, fully paid and nonassessable ordinary share, par value $0.0001 per share, of the Surviving Corporation.

(h) Further Actions. If, at any time after the SPAC Merger Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, properties, rights, privileges, immunities, powers and franchises of SPAC and Merger Sub, the officers and directors of SPAC and Merger Sub are fully authorized in the name of their respective entities to take, and shall take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

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SECTION 2.02 Scheme Acquisition.

(a) Scheme Acquisition. At the Scheme Acquisition Effective Time, Pubco and the Company shall consummate the Scheme Acquisition upon the terms and subject to the conditions set forth in the SID.

(b) Effect of Scheme Acquisition on Pubco. At the Scheme Acquisition Effective Time, by virtue of the Scheme Acquisition and without any action on the part of any Party or the holder of any of their securities (except as described in this Section 2.02(b)), each ordinary share of Pubco that is issued and outstanding immediately prior to the Scheme Acquisition Effective Time standing in the name of the Pubco Sole Shareholder in the register of members of Pubco (excluding, for the avoidance of doubt, any Pubco Ordinary Shares issued (i) at the Scheme Acquisition Effective Time or (ii) to any other shareholder of Pubco (other than the Pubco Sole Shareholder)) shall be irrevocably surrendered by the Pubco Sole Shareholder to Pubco for cancellation and for nil consideration, and the Pubco Sole Shareholder (as the sole holder of such ordinary shares of Pubco being surrendered) hereby irrevocably consents to such surrender.

(c) Post-Closing Company Directors and Officers. At the Scheme Acquisition Effective Time, the directors and officers of the Company as of immediately prior to the Scheme Acquisition Effective Time shall resign, and the individuals set forth in Section 2.02(c) of the Company Disclosure Letter shall be appointed as the directors and officers of the Company, each to hold office in accordance with the Company Constitution until his or her successor is duly elected or appointed and qualified or his or her earlier death, resignation or removal.

SECTION 2.03 Delivery of Pubco Ordinary Shares and Scheme Consideration.

(a) As promptly as reasonably practicable following the date of this Agreement (and, in any event, no later than ten Business Days prior to the Closing Date), Pubco shall enter into an exchange agent agreement, in form and substance reasonably acceptable to SPAC and the Company (the “Exchange Agent Agreement”), to designate an exchange agent reasonably acceptable to SPAC and the Company (the “Exchange Agent”) as its agent for purposes of (i) exchanging SPAC Shares (other than any Cancelled SPAC Shares, SPAC Shares redeemed pursuant to the SPAC Share Redemption or Dissenting SPAC Shares) for Pubco Ordinary Shares in accordance with the terms and subject to the conditions set forth in this Agreement and (ii) exchanging Company Ordinary Shares for Scheme Consideration in accordance with the terms and subject to the conditions set forth in the SID.

(b) Pubco agrees to issue, and shall cause the Exchange Agent to effect the issuance of, (A) Pubco Ordinary Shares to the SPAC Shareholders and (B) Scheme Consideration to the Company Shareholders, in each case, in accordance with the terms and subject to the conditions set forth in this Agreement, the Exchange Agent Agreement, applicable Law and, solely with respect to the issuance of Scheme Consideration to the Company Shareholders, the SID.

(c) None of Pubco, the Surviving Corporation or any of their respective Affiliates, nor the Exchange Agent, shall be liable to (i) any SPAC Shareholder for any such Pubco Ordinary Shares (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law or (ii) any Company Shareholder for any such Scheme Consideration (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.

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SECTION 2.04 Payment of Expenses.

(a) No later than two Business Days prior to the Closing Date, the Company shall provide to SPAC and Pubco a certificate executed by a duly authorized officer of the Company setting forth a list of all of the fees, expenses and disbursements incurred by or on behalf of the Company in connection with the preparation, negotiation and execution of this Agreement and the Ancillary Agreements, the performance of the Company’s obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees, expenses and disbursements are expected to remain unpaid as of immediately prior to the Closing, which shall include, among others, the following: (i) all fees, expenses and disbursements of outside counsel to the Company and any accountants, advisors, agents, consultants, experts, financial advisors, investment banks and other service providers of the Company; (ii) all change in control bonuses, transaction bonuses or retention bonuses to be paid to any current or former director, officer, employee, independent contractor, consultant or other service provider of the Company at the Closing; (iii) all fees payable by the Company to any Governmental Authorities in connection with any necessary approval, consent, registration, variance, waiver, license, permit, certification, registration or other authorization of such Governmental Authority, or the expiration or termination of any waiting period of any required filings or applications under any applicable Laws, in connection with the consummation of the Transactions; and (iv) all fees and expenses relating to the preparation, filing and mailing of the Scheme Booklet (collectively, the “Outstanding Company Transaction Expenses”). Prior to the Closing, SPAC and Pubco shall have an opportunity to review and discuss such certificate with the Company, and the Company shall reasonably cooperate with SPAC and Pubco to timely respond to any questions and consider in good faith any comments regarding such certificate. On the Closing Date, Pubco shall pay or cause to be paid by wire transfer of immediately available funds all Outstanding Company Transaction Expenses. For the avoidance of doubt, the Outstanding Company Transaction Expenses shall not include any fees or expenses incurred by the Company Shareholders.

(b) No later than two Business Days prior to the Closing Date, SPAC shall provide to the Company and Pubco a certificate executed by a duly authorized officer of SPAC setting forth (i) the SPAC Shareholder Redemption Amount and (ii) (A) the aggregate amount owed and to be repaid by SPAC to Sponsor or any of its Affiliates or any other Person pursuant to any loan made to SPAC for working capital purposes or for purposes of extending the duration of SPAC and (B) a list of all of the fees, expenses and disbursements incurred by or on behalf of SPAC in connection with the preparation, negotiation and execution of this Agreement and the Ancillary Agreements, the performance of SPAC’s obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees, expenses and disbursements are expected to remain unpaid as of immediately prior to the Closing, which shall include, among others, the following: (A) all fees, expenses and disbursements of outside counsel to SPAC and any accountants, advisors, agents, consultants, experts, financial advisors, investment banks and other service providers of SPAC; (B) all change in control bonuses, transaction bonuses or retention bonuses to be paid to any current or former director, officer, employee, independent

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contractor, consultant or other service provider of SPAC at the Closing; (C) all fees payable by SPAC to any Governmental Authorities in connection with any necessary approval, consent, registration, variance, waiver, license, permit, certification, registration or other authorization of such Governmental Authority, or the expiration or termination of any waiting period of any required filings or applications under any applicable Laws, in connection with the consummation of the Transactions; (D) all fees and expenses relating to the negotiation, preparation, execution, authorization or performance of the PIPE Subscription Agreements and the consummation of the PIPE Investment; (E) all fees and expenses relating to the preparation, filing and mailing of the Proxy/Registration Statement; (F) all amounts due to the underwriters of the SPAC IPO; (G) all fees and expenses relating to the preparation, filing and mailing of any proxy statement(s) for the purpose of amending the SPAC Articles and the Trust Agreement, in each case, to extend the time period for SPAC to consummate a Business Combination, or the seeking of any solicitation of proxies thereunder, the holding of any meeting of the SPAC Shareholders to consider, vote on and approve any such extension of the time period for SPAC to consummate a Business Combination (including the value of any additional securities or economic inducements offered to SPAC Shareholders in connection therewith), in each case if necessary and as applicable; and (H) all fees and expenses in connection with entering into any agreements with SPAC Shareholders to incentivize them to unwind or facilitate the unwinding of any election to exercise Redemption Rights (which such agreements shall be subject to the prior written consent of the Company) (the items described in this clause (ii), collectively, the “Outstanding SPAC Transaction Expenses”). Prior to the Closing, the Company and Pubco shall have an opportunity to review and discuss such certificate with SPAC, and SPAC shall reasonably cooperate with the Company and Pubco to timely respond to any questions and consider in good faith any comments regarding such certificate. On the Closing Date, Pubco shall pay or cause to be paid by wire transfer of immediately available funds all Outstanding SPAC Transaction Expenses up to an amount equal to $4,500,000. In such case that the amount of Outstanding SPAC Transaction Expenses is greater than $4,500,000, the amount of Outstanding SPAC Transaction Expenses in excess of $4,500,000 shall be borne by Sponsor in accordance with the terms of the Sponsor Support Agreement.

(c) No later than two Business Days prior to the Closing Date, Pubco shall provide to SPAC and the Company a certificate executed by a duly authorized officer of Pubco setting forth a list of all of the fees, expenses and disbursements incurred by or on behalf of Pubco or Merger Sub in connection with the preparation, negotiation and execution of this Agreement and the Ancillary Agreements, the performance of Pubco’s or Merger Sub’s obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees, expenses and disbursements (x) are expected to remain unpaid as of immediately prior to the Closing and (y) do not constitute Outstanding SPAC Transaction Expenses, which shall include, among others, the following: (i) all fees, expenses and disbursements of outside counsel to Pubco or Merger Sub and any accountants, advisors, agents, consultants, experts, financial advisors, investment banks and other service providers of Pubco or Merger Sub; and (ii) all fees payable by Pubco or Merger Sub to any Governmental Authorities in connection with any necessary approval, consent, registration, variance, waiver, license, permit, certification, registration or other authorization of such Governmental Authority, or the expiration or termination of any waiting period of any required filings or applications under any applicable Laws, in connection with the consummation of the Transactions (collectively, the “Outstanding Pubco Transaction Expenses”). Prior to the Closing, SPAC and the Company shall have an opportunity to review

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and discuss such certificate with Pubco, and Pubco shall reasonably cooperate with SPAC and the Company to timely respond to any questions and consider in good faith any comments regarding such certificate. On the Closing Date, Pubco shall pay or cause to be paid by wire transfer of immediately available funds all Outstanding Pubco Transaction Expenses.

SECTION 2.05 Closing. In accordance with the terms and subject to the conditions of this Agreement, the closing of the Transactions (the “Closing”) shall take place remotely by conference call and exchange of documents and signatures, subject to the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or at such other time and place or in such other manner as shall be agreed upon by SPAC, Pubco and the Company in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”

SECTION 2.06 Closing Deliverables.

(a) Prior to 8:00 am (Australian Eastern Standard Time) on the Second Court Date, the Company shall deliver (or cause to be delivered) to SPAC and Pubco, in form and substance reasonably acceptable to SPAC and Pubco:

(i) each Ancillary Agreement to be executed after the date of this Agreement by the Company or any of its Affiliates, duly executed by the Company or such Affiliate, as applicable, effective as of the Closing;

(ii) a certificate signed by a duly authorized officer of the Company, dated as of the Second Court Date, certifying that the conditions specified in clauses 3.1(h), 3.1(r) and 3.1(u) of the SID have been satisfied; and

(iii) a written resignation and release of claims, duly executed by each director and officer of the Company serving immediately prior to Scheme Acquisition Effective Time, effective as of the Scheme Acquisition Effective Time.

(b) Prior to 8:00 am (Australian Eastern Standard Time) on the Second Court Date, SPAC shall deliver (or cause to be delivered) to the Company and Pubco, in form and substance reasonably acceptable to the Company and Pubco:

(i) each Ancillary Agreement to be executed after the date of this Agreement by SPAC or any of its Affiliates, duly executed by SPAC or such Affiliate, as applicable, effective as of the Closing;

(ii) a certificate signed by a duly authorized officer of SPAC, dated as of the Second Court Date, certifying that the conditions specified in clauses 3.1(i), 3.1(s) and 3.1(v) of the SID have been satisfied; and

(iii) a written resignation and release of claims, duly executed by each director and officer of SPAC serving immediately prior to SPAC Merger Effective Time, effective as of the SPAC Merger Effective Time.

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(c) Prior to 8:00 am (Australian Eastern Standard Time) on the Second Court Date, Pubco shall deliver (or cause to be delivered) to SPAC and the Company, in form and substance reasonably acceptable to SPAC and the Company:

(i) each Ancillary Agreement to be executed after the date of this Agreement by Pubco, Merger Sub or any of their respective Affiliates, duly executed by Pubco, Merger Sub or such Affiliate, as applicable, effective as of the Closing;

(ii) a certificate signed by a duly authorized officer of Pubco, dated as of the Second Court Date, certifying that the conditions specified in clauses 3.1(j), 3.1(t) and 3.1(w) of the SID have been satisfied;

(iii) a written resignation and release of claims, duly executed by each director and officer of Pubco serving immediately prior to SPAC Merger Effective Time, effective as of the SPAC Merger Effective Time; and

(iv) a written resignation and release of claims, duly executed by each director and officer of Merger Sub serving immediately prior to SPAC Merger Effective Time, effective as of the SPAC Merger Effective Time.

(d) At the Closing, SPAC (via the Trust Fund) and/or Pubco shall pay or cause to be paid by wire transfer of immediately available funds (i) the Outstanding Company Transaction Expenses and (ii) the Outstanding SPAC Transaction Expenses (subject to the SPAC Transaction Expenses Cap).

SECTION 2.07 Intended Tax Treatment.

(a) The Parties intend and agree that, for U.S. federal income tax purposes (and any applicable U.S. state and local income tax purposes), that, (i) the SPAC Merger will qualify as a transaction treated as a reorganization pursuant to Section 368(a)(1)(F) of the Code, and this Agreement shall constitute a “plan of reorganization” within the meaning of United States Treasury Regulations Section 1.368-2(g) with respect to the SPAC Merger and (ii) taken together, the Scheme Acquisition and the PIPE Investment will qualify as a transaction under Section 351 of the Code (the “Intended U.S. Tax Treatment”). The parties to this Agreement hereby adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

(b) The Parties intend and agree that each Company Shareholder who is an Australian resident shareholder who holds their Company Ordinary Shares on capital account will be eligible for scrip-for-scrip rollover relief under subdivision 124-M of the Tax Act for the non-cash component of the Scheme Consideration (the “Intended Australian Tax Treatment” and together with the Intended U.S. Tax Treatment, the “Intended Tax Treatment”), and that an ATO Ruling confirming such treatment will be sought from the Australian Tax Office.

(c) Each Party shall prepare and file all Tax Returns consistent with the Intended Tax Treatment and shall not take any inconsistent position on any Tax Return or during the course of any audit, litigation or other proceeding with respect to Taxes, except as otherwise required by a final determination by a relevant Governmental Authority. Each Party agrees to promptly notify the other Party of any challenge to the Intended Tax Treatment by any Governmental Authority.

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SECTION 2.08 Withholding. Notwithstanding anything in this Agreement to the contrary, Pubco shall be entitled to deduct and withhold from any consideration payable to any Person pursuant to this Agreement or the SID any amount required to be deducted or withheld under applicable Law; provided, however, that the Parties agree to reasonably cooperate to eliminate or mitigate any such deductions or withholding Taxes. Except with respect to any compensatory amount payable under this Agreement or the SID, neither SPAC nor Pubco has any knowledge as of the date hereof of any required deduction or withholding from amounts otherwise payable to any Company Shareholder pursuant to this Agreement or the SID, and Pubco shall use commercially reasonable efforts to provide the Company Shareholders with written notice of its intention to withhold at least five Business Days prior to any such withholding. To the extent that any such amounts are deducted or withheld by Pubco and remitted to the appropriate Governmental Authorities, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to SPAC, Pubco and Merger Sub as follows, subject to the terms of clauses 8.2, 8.7, 8.8 and 8.9 of the SID:

SECTION 3.01 Representations and Warranties. The representations and warranties set forth in Schedule 5 of the SID are incorporated herein by reference.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SPAC

SPAC hereby represents and warrants to the Company, Pubco and Merger Sub as follows, subject to the terms of clauses 8.1, 8.5, 8.8 and 8.9 of the SID:

SECTION 4.01 Representations and Warranties. The representations and warranties set forth in Schedule 3 of the SID are incorporated herein by reference.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PUBCO AND MERGER SUB

Pubco and Merger Sub hereby represent and warrant to SPAC and the Company as follows, subject to the terms of clauses 8.3, 8.4, 8.6, 8.8 and 8.9 of the SID:

SECTION 5.01 Pubco Representations and Warranties. The representations and warranties set forth in Schedule 4 of the SID are incorporated herein by reference.

SECTION 5.02 Organization. Merger Sub is a company duly organized, validly existing and in good standing (insofar as such concept exists in the relevant jurisdiction) under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted.

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SECTION 5.03 Organizational Documents. Merger Sub has heretofore furnished to SPAC and the Company true, complete and correct copies of its certificate of incorporation and memorandum and articles of association as of the date of this Agreement, each of which is in full force and effect, and Merger Sub is not in violation of any of the provisions thereof.

SECTION 5.04 Capitalization.

(a) The authorized share capital of Merger Sub consists of 5,000,000 ordinary shares, par value $0.01 per share, one of which is issued and outstanding (the “Merger Sub Share”), which Merger Sub Share is owned beneficially and of record by Pubco, free and clear of all Liens, options, rights of first refusal and limitations on voting or transfer rights, other than transfer restrictions arising under applicable securities Laws and the memorandum and articles of association of Merger Sub. The Merger Sub Share is validly issued, fully paid and nonassessable.

(b) There are no options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of Merger Sub or obligating Merger Sub to issue or sell any shares of, or other Equity Securities or voting interests in, or any securities convertible into or exchangeable or exercisable for shares of, or other Equity Securities or other voting interests in, Merger Sub. Merger Sub is not a party to, or otherwise bound by, and Merger Sub has not granted, any equity appreciation rights, participations, phantom equity, restricted shares, restricted share units, performance shares, contingent value rights or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of, or other Equity Securities or ownership interests in, Merger Sub. There are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of the ordinary shares of Merger Sub.

SECTION 5.05 Authority. Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is (or is contemplated to be) a party, to perform its obligations hereunder and thereunder and to consummate the Transactions, subject to obtaining the Merger Sub Sole Shareholder Approval. The execution and delivery of this Agreement and each of the Ancillary Agreements to which Merger Sub is (or is contemplated to be) a party, the performance of its obligations hereunder and thereunder and the consummation by Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Merger Sub are necessary to authorize any of the foregoing, subject to obtaining the Merger Sub Sole Shareholder Approval. This Agreement and each of the Ancillary Agreements to which Merger Sub is (or is contemplated to be) a party have been (or will be) duly and validly executed and delivered by Merger Sub and, assuming due authorization, execution and delivery by the other parties to each of the foregoing, constitutes the legal, valid and binding obligations of Merger Sub, enforceable against Merger Sub in accordance with their respective terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, and by general equitable principles.

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SECTION 5.06 No Conflict; Required Filings and Consents.

(a) The execution and delivery by Merger Sub of this Agreement and each Ancillary Agreement to which it is (or is contemplated to be) a party do not, and the performance of its obligations hereunder and thereunder, and the consummation by Merger Sub of the Transactions do not and will not, (i) conflict with or violate the memorandum and articles of association of Merger Sub, (ii) assuming that all consents, approvals, authorizations and permits described in Section 5.06(b) have been obtained and all filings and notifications described in Section 5.06(b) have been made, conflict with or violate any Law applicable to Merger Sub or by which any of its properties or assets are bound or affected or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Merger Sub pursuant to, any Contract to which Merger Sub is a party or by which Merger Sub or any of its properties or assets is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay the consummation of any of the Transactions or otherwise prevent Merger Sub from performing its material obligations under this Agreement and each such Ancillary Agreement.

(b) The execution and delivery by Merger Sub of this Agreement and each Ancillary Agreement to which it is (or is contemplated to be) a party do not, and the performance of its obligations hereunder and thereunder, and the consummation by Merger Sub of the Transactions do not and will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, blue sky Laws and state takeover laws and the filing and recordation of the Plan of Merger and other documents as required by the Cayman Companies Act in connection with the SPAC Merger, as the case may be, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay the consummation of any of the Transactions or otherwise prevent Merger Sub from performing its material obligations under this Agreement and each such Ancillary Agreement.

SECTION 5.07 Compliance. Merger Sub is not, nor has Merger Sub been, in conflict with, or in default, breach or violation of, (a) any Law applicable to Merger Sub or by which any properties or assets of Merger Sub are bound or affected, or (b) any Contract to which Merger Sub is a party or by which Merger Sub or any properties or assets of Merger Sub are bound or affected, except, in each case, for any such conflicts, defaults, breaches or violations that would not, individually or in the aggregate, prevent or materially delay the consummation of any of the Transactions or otherwise prevent Merger Sub from performing its material obligations under this Agreement and each such Ancillary Agreement. Merger Sub is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for Merger Sub to own, lease and operate its properties and assets and to carry on its business as it is now being conducted.

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SECTION 5.08 Board Approval; Vote Required.

(a) The Merger Sub Board has, by resolutions duly passed in writing and not subsequently rescinded or modified in any way, unanimously (a) determined that it is advisable for Merger Sub to enter into this Agreement, the Plan of Merger and each of the other Ancillary Agreements to which it is (or is contemplated to be) a party, (b) approved the execution and delivery of this Agreement, the Plan of Merger and each of the other Ancillary Agreements to which it is (or is contemplated to be) a party and the consummation of the Transactions (including the SPAC Merger in accordance with this Agreement and the Plan of Merger), and (c) recommended that Pubco, as the sole shareholder of Merger Sub, (i) adopt and approve this Agreement, the Plan of Merger and each of the other Ancillary Agreements to which Merger Sub is (or is contemplated to be) a party and (ii) approve the consummation of the Transactions (including the SPAC Merger in accordance with this Agreement and the Plan of Merger).

(b) The only shareholder vote of Merger Sub that is necessary to approve this Agreement and the Plan of Merger and the Ancillary Agreements to which it is (or is contemplated to be) a party, the performance of its obligations hereunder and thereunder and the consummation of the Transactions is the Merger Sub Sole Shareholder Approval.

SECTION 5.09 No Prior Operations. Merger Sub was formed for the sole purposes of entering into this Agreement and the Ancillary Agreements to which it is (or is contemplated to be) a party and consummating the Transactions. Since the date of formation of Merger Sub, Merger Sub has not engaged in any business or activities whatsoever, nor incurred any liabilities, except in connection with this Agreement, the Ancillary Agreements or in furtherance of the Transactions. Merger Sub has no employees or liabilities under any Employee Benefit Plan.

SECTION 5.10 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Merger Sub.

SECTION 5.11 Information Supplied. None of the information supplied or to be supplied by Merger Sub for inclusion or incorporation by reference (a) in any current report on Form 8-K or 6-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC and the ASX) with respect to the Transactions, (b) in the Proxy/Registration Statement, (c) in the Scheme Booklet, (d) in the mailings or other distributions to the SPAC Shareholders, the Company Shareholders or prospective investors with respect to the consummation of the Transactions, (e) in any amendment to any of documents described in clauses (a) through (d) or (f) any announcement or public statement made in connection with the Transactions, will, when filed, made available, mailed or distributed, as the case may be, contain (i) any material statement which is materially misleading or deceptive (with any statement of belief or opinion being honestly held and formed on a reasonable basis), including by way of omission from that statement, or (ii) any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Merger Sub does not make any representation or warranty with respect to any information supplied by or on behalf of SPAC, the Company or any of their respective Affiliates for inclusion or incorporation by reference in any of the foregoing documents.

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SECTION 5.12 U.S. Entity Classification Elections. Merger Sub will elect to be disregarded as an entity separate from Pubco for U.S. federal income tax purposes effective as of the day of its formation and will not subsequently change such classification.

SECTION 5.13 Intended Tax Treatment . Merger Sub has not taken any action (nor permitted any action to be taken), nor is aware of any fact or circumstance, that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment.

ARTICLE VI

CONDUCT OF BUSINESS

SECTION 6.01 Conduct of Business by the Company. The covenants set forth in clause 6.1 of the SID are incorporated herein by reference.

SECTION 6.02 Conduct of Business by SPAC. The covenants set forth in clause 6.2 of the SID are incorporated herein by reference.

SECTION 6.03 Conduct of Business by Pubco and Merger Sub. The covenants set forth in clause 6.3 of the SID are incorporated herein by reference.

SECTION 6.04 Claims Against Trust Fund. Each of the Company, Pubco and Merger Sub agrees that, notwithstanding any other provision contained in this Agreement, it does not now have, and shall not at any time prior to the Closing have, any right, title, interest or claim to, or make any claim of any kind against, in or to any assets in the Trust Fund (or distributions therefrom to (a) SPAC Shareholders upon the exercise of Redemption Rights or (b) the underwriters of the SPAC IPO in respect of any deferred underwriting commissions held in the Trust Fund, in each case as set forth in the Trust Agreement (collectively, the “Trust Distributions”)), regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between it and SPAC, this Agreement or any other discussion, contract or agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to in this Section 6.04 as the “Claims”). Notwithstanding any other provision contained in this Agreement, each of the Company, Pubco and Merger Sub hereby irrevocably waives (on behalf of itself and its Affiliates) any Claim any of them may have, now or in the future, and will not seek recourse against the Trust Fund (including the Trust Distributions) for any reason whatsoever in respect thereof. Each of the Company, Pubco and Merger Sub acknowledges and agrees that such irrevocable waiver is material to this Agreement and specifically relied upon by SPAC and its Affiliates to induce SPAC to enter into this Agreement, and each of the Company, Pubco and Merger Sub further intends and understands such irrevocable waiver to be valid, binding and enforceable against it and each of its Affiliates under applicable Law. To the extent that the Company, Pubco, Merger Sub or any of their respective Affiliates commences any Action based upon, in connection with, relating to or arising out of any matter relating to SPAC or its Representatives, which Action seeks, in whole or in part, monetary relief against SPAC or its Representatives, each of the Company, Pubco and Merger Sub hereby acknowledges and agrees

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that its and its Affiliates’ sole remedy shall be against funds held outside of the Trust Fund and that such Action shall not permit the Company, Pubco, Merger Sub or any of their respective Affiliates (or any Person claiming on any of their behalves or in lieu of them) to have any Claim. Notwithstanding the foregoing, nothing herein will limit or prohibit the Company, Pubco or Merger Sub from pursuing a claim against SPAC or any other Person (i) for legal relief against monies or other assets of SPAC held outside of the Trust Fund or for specific performance or other equitable relief in connection with the Transactions (but excluding (A) restitution, disgorgement or other equitable relief to the extent affecting funds in the Trust Fund or (B) the Trust Distributions or any assets purchased or acquired with such funds) or (ii) for damages for breach of this Agreement against SPAC (or any successor entity) in the event this Agreement is terminated for any reason and SPAC consummates a Business Combination with another Person.

ARTICLE VII

ADDITIONAL AGREEMENTS

SECTION 7.01 Proxy/Registration Statement; SPAC Shareholders Meeting; SPAC Board Recommendation. The covenants set forth in clauses 2.2, 5.1(l), 5.1(m), 5.2(b), 5.2(j), 5.2(k), 5.2(l), 5.3(g), 5.3(h) and 7.4 of the SID are incorporated herein by reference.

SECTION 7.02 Scheme Booklet; Court Proceedings; Company Shareholder Meeting; Company Board Recommendation. The covenants set forth in clauses 2.1, 3.5, 3.6, 5.1 (other than clauses 5.1(l), 5.1(m) and 5.1(n)), 5.2 (other than clauses 5.2(b), 5.2(j), 5.2(k) and 5.2(l)), 5.3 (other than clauses 5.3(g), 5.3(h), 5.3(i) and 5.3(j)), 5.4, 5.5, 5.6, 5.7, 5.8, 5.9, 7.1, 7.2 and 7.3 of the SID are incorporated herein by reference.

SECTION 7.03 Company PCAOB Financial Statements. The covenants set forth in clause 5.1(n) of the SID are incorporated herein by reference.

SECTION 7.04 Access to Information; Confidentiality. The covenants set forth in clauses 6.4 and 14.1 of the SID are incorporated herein by reference.

SECTION 7.05 Exclusivity. The covenants set forth in clause 9 of the SID are incorporated herein by reference.

SECTION 7.06 Directors’ and Officers’ Indemnification. The covenants set forth in clause 13.3 of the SID are incorporated herein by reference.

SECTION 7.07 Notification of Certain Matters. The covenants set forth in clauses 3.4, 3.7 and 3.8 of the SID are incorporated herein by reference.

SECTION 7.08 Further Actions; Endeavors; Change of Control Requirements. The covenants set forth in clauses 2.3, 3.3, 6.5 and 16.1 of the SID are incorporated herein by reference.

SECTION 7.09 Public Announcements. The covenants set forth in clauses 14.2 and 14.3 of the SID are incorporated herein by reference.

SECTION 7.10 Tax Matters. The covenants set forth in clause 6.8 of the SID are incorporated herein by reference.

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SECTION 7.11 Foreign Private Issuer Status; Conversion of Pubco. The covenants set forth in clauses 5.3(i) and 5.3(j) of the SID are incorporated herein by reference.

SECTION 7.12 Integration Committee. The covenants set forth in clause 6.7 of the SID are incorporated herein by reference.

SECTION 7.13 Stock Exchange Matters. From the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with Section 9.01 (the “Interim Period”):

(a) SPAC shall (i) use its reasonable best efforts to ensure that SPAC remains listed on, and for the SPAC Units, the SPAC Class A Ordinary Shares and the SPAC Public Warrants to be tradable over, the Nasdaq during the Interim Period and (ii) apply for, and shall use reasonable best efforts to cause, the SPAC Units, the SPAC Class A Ordinary Shares and the SPAC Public Warrants to be delisted from the Nasdaq (or be succeeded by the applicable Equity Securities of Pubco) and to terminate the registration of SPAC with the SEC pursuant to Sections 12(b), 12(g) and 15(d) of the Exchange Act (or be succeeded by Pubco), effective as of the Closing or as soon as practicable thereafter;

(b) the Company shall (i) use its reasonable best efforts to ensure that the Company remains listed on, and for the Company Ordinary Shares to be tradable over, the ASX during the Interim Period and (ii) apply for, and shall use reasonable best efforts to cause, the Company Ordinary Shares to be delisted from the ASX, effective as of the Closing or as soon as practicable thereafter; and

(c) Pubco shall apply for, and shall use reasonable best efforts to cause, the Pubco Ordinary Shares and the Pubco Warrants to be issued in connection with the Transactions to be approved for listing on the Nasdaq and accepted for clearance by the Depository Trust Company, effective as of the Closing, subject to official notice of issuance.

SECTION 7.14 Trust Fund. At least 48 hours prior to the Closing, SPAC shall (a) provide notice to the Trustee of the Closing in accordance with the Trust Agreement and shall deliver any other documents, opinions or notices required to be delivered to the Trustee pursuant to the Trust Agreement and (b) cause the Trustee to, at the Closing, (i) pay as and when due and from the Trust Fund (A) the SPAC Shareholder Redemption Amount and (B) all amounts payable to the Trustee pursuant to the Trust Agreement, and thereafter (ii) transfer all remaining funds held in the Trust Fund to an account designated by SPAC and cause the Trust Fund and the Trust Agreement to terminate.

SECTION 7.15 Incentive Plan. Prior to the Closing, Pubco shall approve and adopt (and the Pubco Sole Shareholder shall approve) an equity incentive plan in form and substance acceptable to the Company with a total pool of awards equal to 12% of the Pubco Ordinary Shares to be issued and outstanding (on a fully diluted basis) as of the Closing (to be adjusted as appropriate to reflect any share splits, share dividends, reverse share splits, combinations, reorganizations, reclassifications or similar events affecting the Pubco Ordinary Shares following the consummation of the Transactions, rounded down to the nearest whole share) (the “Incentive Plan”), which Incentive Plan shall have an annual “evergreen” increase of 3% of the number of Pubco Ordinary Shares outstanding as of the day prior to such increase.

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SECTION 7.16 PIPE Investment.

(a) Following the execution and delivery of this Agreement, each of SPAC, Pubco and the Company shall use their respective reasonable best efforts to take, or cause to be taken, and shall cooperate with one another in the taking of, all actions, and do, or cause to be done, all things, in each case, which are necessary, proper or advisable to consummate the PIPE Investment substantially concurrently with the Closing, including: (i) prior to Pubco entering into any PIPE Subscription Agreement or any other Contract related to the issuance of any Equity Securities of Pubco, unless the Company is entering into such PIPE Subscription Agreement or other Contract concurrently with Pubco, (A) providing the other Parties with each such PIPE Subscription Agreement or other such Contract prior to its execution, (B) providing each other Party reasonable time to review and comment thereon and considering in good faith any comments from the other Parties with respect to any such PIPE Subscription Agreement or other such Contract and (C) obtaining the prior written consent of the Company to such PIPE Subscription Agreement or other such Contract; (ii) maintaining all PIPE Subscription Agreements in full force and effect; (iii) providing, upon written request, the other Parties with such information as is reasonably requested in connection with the negotiation, preparation and execution of the PIPE Subscription Agreements and the consummation of the PIPE Investment; (iv) satisfying on a timely basis all conditions and covenants applicable to Pubco in the PIPE Subscription Agreements and otherwise complying with its obligations thereunder; (v) in the event that all conditions in the PIPE Subscription Agreements (other than those conditions that by their nature are to be satisfied at the PIPE Closing (as defined in the PIPE Subscription Agreements), but subject to their satisfaction at the PIPE Closing) have been satisfied, consummating the PIPE Investment concurrently with the Closing on the terms and subject to the conditions set forth in the PIPE Subscription Agreements; (vi) conferring with the other Parties regarding the timing of the PIPE Closing; (vii) delivering notices to the PIPE Investors sufficiently in advance of the PIPE Closing to cause them to fund their respective portions of the PIPE Investment as far in advance of the PIPE Closing as permitted by the PIPE Subscription Agreements; and (viii) causing each PIPE Investor to pay to (or as directed by) Pubco its portion of the PIPE Investment as set forth in the applicable PIPE Subscription Agreement and upon the terms and subject to the conditions set forth therein. Pubco shall take all actions required under the PIPE Subscription Agreements with respect to the timely issuance and delivery of the Pubco Ordinary Shares issuable in connection with the PIPE Investment, whether in certificate or book-entry form, as and when required under any such PIPE Subscription Agreement.

(b) Without limiting the generality of Section 7.16(a), each Party shall provide the other Parties prompt (and, in any event, within three Business Days) written notice: (i) of any breach or default (or any event that, with the giving of notice, the lapse of time or otherwise, could give rise to any breach or default) by any PIPE Investor of its PIPE Subscription Agreement known to such Party or of which such Party becomes aware; (ii) of the receipt of any written notice or other communication from any PIPE Investor with respect to any actual, potential or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by such PIPE Investor of any provisions of its PIPE Subscription Agreement; and (iii) if Pubco does not expect to receive all or any portion of the PIPE Investment on the terms or in the manner contemplated by the PIPE Subscription Agreements.

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SECTION 7.17 Pubco Sole Shareholder Approval; Merger Sub Sole Shareholder Approvals.

(a) Promptly following the execution and delivery of this Agreement (and in any event within 24 hours therefrom), the Pubco Sole Shareholder shall deliver to SPAC and the Company evidence, in form and substance reasonably acceptable to SPAC and the Company, of the Pubco Sole Shareholder Approval.

(b) Promptly following the execution and delivery of this Agreement (and in any event within 24 hours therefrom), Pubco, as the sole shareholder of Merger Sub, shall deliver to SPAC and the Company evidence, in form and substance reasonably acceptable to SPAC and the Company, of the Merger Sub Sole Shareholder Approval.

ARTICLE VIII

CONDITIONS TO THE TRANSACTIONS

SECTION 8.01 Conditions to the Obligations of the Parties. The obligations of the Parties to consummate, or cause to be consummated, the Transactions are subject to the satisfaction or waiver (where permitted by applicable Law) of (a) each of the conditions precedent to the Scheme as set out in clause 3.1 of the SID in accordance with the terms thereof and subject to clause 3.2 of the SID and (b) the effectiveness of the Scheme Acquisition, subject only to the filing by the Company of an office copy of the order of the Court with the Australian Securities and Investments Commission approving the Scheme Acquisition in accordance with section 411(10) of the Corporations Act.

SECTION 8.02 Frustration of Closing Conditions. No Party may rely, either as a basis for not consummating the Transactions or for terminating this Agreement and abandoning the Transactions, on the failure of any condition set forth in this Article VIII to be satisfied if such failure was principally caused by such Party’s breach of this Agreement.

ARTICLE IX

TERMINATION

SECTION 9.01 Termination. This Agreement may be validly terminated, and the Transactions may be abandoned at any time prior to the Closing:

(a) by mutual written consent of SPAC, Pubco and the Company; or

(b) automatically upon the termination of the SID in accordance with its terms.

SECTION 9.02 Effect of Termination. Subject to Section 9.03 and clauses 10, 11 and 12 of the SID, in the event of the valid termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become null and void, and there shall be no liability under this Agreement on the part of any Party or any of its Affiliates or any of its or their respective Representatives, other than liability of any Party (a) for any willful and material breach of this

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Agreement occurring prior to such termination or (b) in respect of any Fraud Claim; provided, however, that the provisions of Sections 6.04, 7.04 (with respect to confidentiality), 9.03, Article X and this Section 9.02 shall survive any such termination of this Agreement.

SECTION 9.03 Expenses. Except as otherwise set forth in this Agreement, all fees, expenses and disbursements incurred by or on behalf of any Party in connection with the preparation, negotiation and execution of this Agreement and the Ancillary Agreements, the performance of such Party’s obligations hereunder or thereunder or the consummation of the Transactions shall be paid by the Party incurring such fees, expenses and disbursements; provided, however, that, if the Closing occurs, all Outstanding Company Transaction Expenses, all Outstanding SPAC Transaction Expenses (subject to the SPAC Transaction Expenses Cap) and all Outstanding Pubco Transaction Expenses shall be paid by Pubco in accordance with Section 2.06(d).

ARTICLE X

GENERAL PROVISIONS

SECTION 10.01 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be duly given (a) when delivered in person, (b) if sent by prepaid post or internationally recognized delivery service, on the Business Day after the date of posting (or the seventh Business Day after the date of posting if posted to or from outside Australia and the recipient’s notice address is located in Australia) or (c) if delivered by email, on the earlier of (i) when the sender receives an automated message confirming delivery and (ii) two hours after the time sent (as recorded on the device from which the sender sent the email) unless the sender receives an automated message that the email has not been delivered, but if the delivery or transmission under clause (a) or (b) is not on a Business Day or is after 5:00 pm at the location of delivery or transmission on a Business Day, then such notice, request, claim, demand or other communication shall be taken to be given at 9:00am at the location of delivery or transmission on the following Business Day, in each case of clauses (a), (b) and (c), unless such notice, request, claim, demand or other communication specifies it shall be taken to be given at a later time, in which case it shall be taken to be given at such later time, addressed as follows (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 10.01):

If, prior to the Closing, to SPAC:

Investcorp AI Acquisition Corp.

Century Yard, Cricket Square, Elgin Avenue, PO Box 1111

George Town, Grand Cayman E9-KY1-1102

Attention: Harsh Shethia; Dean Clinton

Email: HShethia@Investcorp.com; DClinton@Investcorp.com

with a copy (which shall not constitute notice) to:

Winston & Strawn LLP

800 Capitol Steet, Suite 2400

Houston, TX 77002

Attention: Michael J. Blankenship; Jonathan R. Bodle

Email: mblankenship@winston.com; jbodle@winston.com

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and

Clayton Utz

Level 15, 1 Bligh Street

Sydney, NSW 2000 Australia

Attention: Rory Moriarty

Email: rmoriarty@claytonutz.com

If to the Company or, from and after the Closing, Pubco or the Surviving Corporation:

Bigtincan Holdings Limited

Level 5, 126 Phillip St

Sydney NSW 2000

Attention: Lucy Rowe

Email: lucy.rowe@automicgroup.com.au

with a copy (which shall not constitute notice) to:

Allen Overy Shearman Sterling US LLP

2601 Olive Street, 17th Floor

Dallas, TX 75201

Attention: Alain Dermarkar; Robert J. Cardone; Michael Walraven

Email: alain.dermarkar@aoshearman.com; robert.cardone@aoshearman.com;

michael.walraven@aoshearman.com

and

Gilbert + Tobin

Level 35, Tower 2, International Towers Sydney, 200 Barangaroo Avenue

Barangaroo, NSW 2000

Attention: Costas Condoleon; Wes Bainbridge; Sarah Horton

Email: ccondoleon@gtlaw.com.au; wbainbridge@gtlaw.com.au;

shorton@gtlaw.com.au

If, prior to the Closing, to Pubco or Merger Sub:

Bigtincan Limited

Century Yard, Cricket Square, Elgin Avenue, PO Box 1111

George Town, Grand Cayman E9-KY1-1102

Attention: Harsh Shethia; Dean Clinton

Email: HShethia@Investcorp.com; DClinton@Investcorp.com

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with a copy (which shall not constitute notice) to:

Winston & Strawn LLP

800 Capitol Steet, Suite 2400

Houston, TX 77002

Attention: Michael J. Blankenship; Jonathan R. Bodle

Email: mblankenship@winston.com; jbodle@winston.com

SECTION 10.02 Non-Survival of Representations, Warranties and Covenants; Independent Investigation.

(a) None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations and other agreements, shall survive the Closing, and all such representations, warranties, covenants, obligations and other agreements shall terminate and expire upon the occurrence of the Closing such that no claim for breach thereof may be brought after the Closing against any Party or any of their respective Affiliates (and there shall be no liability after the Closing in respect thereof, whether such liability has accrued prior to or after the Closing, on the part of any Party or any of their respective Affiliates), except for (a) Fraud Claims, (b) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing, and then only with respect to any breaches occurring after the Closing and (c) this Article X and any corresponding definitions set forth in Article I.

(b) Each Party has made its own independent investigation, review and analysis regarding the other Parties, their respective businesses and the Transactions, which investigation, review and analysis were conducted by such Party together with expert advisors, including legal counsel, that it has engaged for such purpose. Each Party and its Representatives have been provided with full and complete access to the Representatives, properties, offices and facilities, books and records of the other Parties and any other information that they have requested in connection with their investigation, review and analysis of the other Parties, their respective businesses and the Transactions.

SECTION 10.03 Amendment. This Agreement may be amended by the Parties at any time, in whole or in part; by an instrument in writing signed by each of the Parties.

SECTION 10.04 Waiver.

(a) Each of SPAC, Pubco, Merger Sub and the Company may (a) extend the time for the performance of any obligation or other act of any non-Affiliated Party hereunder, (b) waive any inaccuracy in the representations and warranties by any non-Affiliated Party contained herein or in any document delivered pursuant hereto or (c) waive compliance by any non-Affiliated Party with any covenant or condition contained herein.

(b) Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Party to be bound thereby. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the Party granting such waiver in any other respect or at any other time. Neither the waiver by any Party of a breach of or a default under any of the provisions of this Agreement, nor the failure

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by any Party, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that a Party may otherwise have at law or in equity.

SECTION 10.05 Severability. If any provision of this Agreement is held to be invalid, illegal or incapable of being enforced, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner which is materially adverse to any Party. Upon such determination that any provision of this Agreement is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 10.06 Entire Agreement; Assignment. This Agreement (together with the Exhibits and Schedules hereto) and the Ancillary Agreements constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements and undertakings, both written and oral, between the Parties with respect to the subject matter hereof and thereof, except for the Confidentiality Agreement. No Party shall assign, grant or otherwise transfer the benefit of the whole or any part of this Agreement or any of its rights or obligations hereunder (whether pursuant to a merger, by operation of Law or otherwise) without the prior written consent of the other Parties; provided, that no permitted assignment shall relieve the assigning Party of any of its obligations hereunder.

SECTION 10.07 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that the Nonparty Affiliates are intended third-party beneficiaries of Section 10.13.

SECTION 10.08 Governing Law; Venue.

(a) This Agreement and all claims and causes of action arising hereunder shall be governed by, and construed in accordance with, the Laws of the State of New York applicable to contracts executed in and to be performed in that State, without regard to any conflicts of laws principles or rules; provided, however, that, to the extent mandatorily required, any terms or provisions of this Agreement relating to the Scheme Acquisition and governance and administration of the Company shall be governed by the Laws of Australia.

(b) Each of the Parties hereby irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Supreme Court of the State of New York or, if it has or can acquire jurisdiction, in the U.S. District Court for the Southern District of New York (and in each case, any appellate courts thereof) (collectively, the “Chosen Courts”). Each of the Parties further agrees that notice delivered pursuant to Section 10.01 shall constitute sufficient service of process, and each of the Parties waives any argument that such service is insufficient.

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Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the Transactions, (i) any claim that it is not personally subject to the jurisdiction of the Chosen Courts for any reason, (ii) that it or its properties and assets is exempt or immune from jurisdiction of any Chosen Court or from any legal process commenced in any Chosen Court (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) any Action in any Chosen Court is brought in an inconvenient forum, (B) the venue of any such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by any Chosen Court.

SECTION 10.09 Waiver of Jury Trial. EACH OF THE PARTIES HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS. EACH OF THE PARTIES (A) CERTIFIES THAT NO REPRESENTATIVE OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND TO CONSUMMATE THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.09.

SECTION 10.10 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 10.11 Counterparts. This Agreement may be executed and delivered (including executed manually or electronically via DocuSign or other similar services and delivered by portable document format (pdf) transmission) in multiple counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 10.12 Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its terms, and, accordingly, that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the provisions hereof (including the Parties’ obligations to consummate the Transactions), without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at Law or in equity. Each of the Parties hereby further waives (a) any defense in any action for equitable relief that a remedy at Law would be adequate, or an award of specific performance is not an appropriate remedy, and (b) any requirement under any applicable Law to post security or a bond as a prerequisite to obtaining equitable relief.

SECTION 10.13 No Recourse. All claims, obligations, liabilities and causes of action (whether in contract or in tort, in Law or at equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability

35

company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with or relate in any manner to this Agreement or any of the Ancillary Agreements, or the negotiation, execution or performance or non-performance of this Agreement or any of the Ancillary Agreements (including any representation or warranty made in, in connection with or as an inducement to this Agreement or any of the Ancillary Agreements) or the consummation of any of the Transactions, may be made only against (and such representations and warranties are those solely of) the Persons that are expressly identified as parties to this Agreement or the applicable Ancillary Agreement (the “Contracting Parties”). In no event shall any Contracting Party have any shared or vicarious liability for the actions or omissions of any other Person. No Person who is not a Contracting Party, including any current, former or future Representative, incorporator, member, partner, manager, stockholder, shareholder, Affiliate, financing source or permitted assignee of any Contracting Party, or any current, former or future Representative, incorporator, member, partner, manager, stockholder, shareholder, Affiliate, financing source or permitted assignee of any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in Law or at equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) for any obligations or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or any of the Ancillary Agreements or the negotiation, execution or performance or non-performance of this Agreement or any of the Ancillary Agreements (including any representation or warranty made in, in connection with or as an inducement to this Agreement or any of the Ancillary Agreements) or the consummation of any of the Transactions. The Parties acknowledge and agree that the Nonparty Affiliates are intended third-party beneficiaries of this Section 9.13. Notwithstanding anything to the contrary herein, none of the Contracting Parties shall be responsible or liable for any multiple, consequential, indirect, special, statutory, exemplary or punitive damages which may be alleged as a result of this Agreement, any of the Ancillary Agreements or the Transactions, or the termination or abandonment of any of the foregoing.

SECTION 10.14 Company Disclosure Letter. The Company Disclosure Letter (including any section thereof) referenced herein is a part of this Agreement as if fully set forth herein. Any disclosure made by the Company in the Company Disclosure Letter (including any section thereof) with reference to any Section of this Agreement or section thereof shall be deemed to be a disclosure with respect to such other applicable Sections of this Agreement or sections thereof if it is reasonably apparent that such disclosure is responsive to such other Section of this Agreement or section thereof. Certain information set forth in the Company Disclosure Letter is included therein solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any such information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality or used as a basis for interpreting the term “material” or other similar terms in this Agreement. The Company Disclosure Letter, and the information and statements contained therein, are not intended to constitute, and shall not be construed as constituting, representations or warranties of the Company, and any item of information, matter or document disclosed or referenced in, or attached to, the Company Disclosure Letter shall not (a) be deemed or interpreted to expand the scope of any representation or warranty, obligation, covenant, condition or agreement contained in this Agreement, (b) constitute, or be deemed to

36

constitute, an admission of liability or obligation or otherwise to any third party regarding such matter or (c) represent an admission to any third party that the consummation of the Transactions requires the consent of any third party. Without limiting the generality of the foregoing, all references in the Company Disclosure Letter to the enforceability of agreements with third parties, the existence or non-existence of third-party rights, the absence or existence of breaches or defaults by the Company or any of its Affiliates or third parties, or similar matters or statements, are not intended to be admissions against interests, give rise to any inference or proof of accuracy or be admissible against any Person by or in favor of any Person who is not a Party.

SECTION 10.15 Conflicts. Each Party hereby agrees that, in the event a dispute with respect to this Agreement or the Transactions arises after the Closing between or among Sponsor or any of its Affiliates, on the one hand, and Pubco, the Surviving Corporation, the Company or any of their respective Affiliates, on the other hand, any legal counsel (including Allen Overy Shearman Sterling US LLP and Gilbert + Tobin) that represented the Company prior to the Closing may represent Pubco, the Surviving Corporation, the Company or any of their respective Affiliates in such dispute even though the interests of Pubco, the Surviving Corporation, the Company or such Affiliates may be directly adverse to Sponsor or any of its Affiliates, and even though such counsel may have represented the Company prior to the Closing in a matter substantially related to such dispute.

[Signature Pages Follow]

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IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed as of the date first written above.

COMPANY:

BIGTINCAN HOLDINGS LIMITED

By:	/s/ Tom Amos
Name:	Tom Amos
Title:	Chairman

[Signature Page to Business Combination Agreement]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed as of the date first written above.

SPAC:

INVESTCORP AI ACQUISITION CORP.

By:	/s/ Nikhil Kalghatgi
Name:	Nikhil Kalghatgi
Title:	CEO

[Signature Page to Business Combination Agreement]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed as of the date first written above.

PUBCO:

BIGTINCAN LIMITED

By:	/s/ Dean Clinton
Name:	Dean Clinton
Title:	Authorized Signatory

MERGER SUB:

BTH MERGER SUB LIMITED

By:	/s/ Dean Clinton
Name:	Dean Clinton
Title:	Authorized Signatory

[Signature Page to Business Combination Agreement]

Exhibit A

Form of Warrant Assignment, Assumption and Amendment Agreement

(See attached)

Exhibit A

WARRANT ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT

THIS WARRANT ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT, dated as of [●] (this “Agreement”), is made and entered into by and among Investcorp AI Acquisition Corp., a Cayman Islands exempted company (“SPAC”), Bigtincan Limited, a Cayman Islands exempted company (“Pubco”), and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (in such capacity, the “Warrant Agent” and together with SPAC and Pubco, the “Parties” and each a “Party”) and amends that certain Warrant Agreement (the “Existing Warrant Agreement”), dated as of May 9, 2022, by and between SPAC and the Warrant Agent. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Existing Warrant Agreement.

WHEREAS, pursuant to the Existing Warrant Agreement, SPAC issued (a) 16,087,500 Private Placement Warrants to the Sponsor, and (b) 25,875,000 Units, each consisting of one Class A ordinary share of SPAC, par value $0.0001 per share (“SPAC Class A Ordinary Shares”), and one-half of one redeemable Public Warrant;

WHEREAS, on October 21, 2024, SPAC, Pubco, BTH Merger Sub Limited, a Cayman Islands exempted company and a direct, wholly owned Subsidiary of Pubco (“Merger Sub”), and Bigtincan Holdings Limited, an Australian public company listed on the Australian Securities Exchange with Australian Company Number (ACN) 154 944 797 (the “Company”), entered into a business combination agreement (as amended, modified or supplemented from time to time, the “Business Combination Agreement”), which provides for, among other things, a business combination among SPAC, Pubco, Merger Sub and the Company;

WHEREAS, all of the Warrants are governed by the Existing Warrant Agreement;

WHEREAS, pursuant to the Business Combination Agreement, SPAC will merge with and into Merger Sub, with Merger Sub surviving such merger as a direct, wholly owned subsidiary of Pubco (such merger, the “SPAC Merger”), and as a result of the SPAC Merger, the holders of SPAC Class A Ordinary Shares shall become holders of ordinary shares of Pubco (“Pubco Ordinary Shares”);

WHEREAS, upon consummation of the SPAC Merger, as provided in Section 4.4 of the Existing Warrant Agreement, the Warrants will no longer be exercisable for SPAC Class A Ordinary Shares but instead will be exercisable (subject to the terms of the Existing Warrant Agreement as amended hereby) for Pubco Ordinary Shares;

WHEREAS, the Board has determined that the consummation of the transactions contemplated by the Business Combination Agreement (a) will constitute a Business Combination and (b) provide for the delivery of Alternative Issuance as contemplated by Section 4.4 of the Existing Warrant Agreement;

WHEREAS, in connection with the SPAC Merger, SPAC desires to assign all of its right, title and interest in the Existing Warrant Agreement to Pubco and Pubco wishes to accept such assignment; and

WHEREAS, Section 9.8 of the Existing Warrant Agreement provides that SPAC and the Warrant Agent may amend the Existing Warrant Agreement without the consent of any Registered Holders to provide for the delivery of Alternative Issuance pursuant to Section 4.4 of the Existing Warrant Agreement.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the Parties agree as follows:

1.	Assignment and Assumption; Consent.

1.1 Assignment and Assumption. As of and with effect on and from the SPAC Merger Effective Time (as defined in the Business Combination Agreement, the “SPAC Merger Effective Time”), (a) SPAC hereby assigns to Pubco all of SPAC’s right, title and interest in and to the Existing Warrant Agreement (as amended hereby), and (b) Pubco hereby assumes, and agrees to pay, perform, satisfy and discharge in full, as the same become due, all of SPAC’s liabilities and obligations under the Existing Warrant Agreement (as amended by this Agreement) arising on, from and after the SPAC Merger Effective Time.

1.2 Consent. The Warrant Agent hereby consents to (a) the assignment of the Existing Warrant Agreement by SPAC to Pubco pursuant to Section 1.1 hereof and the assumption of the Existing Warrant Agreement by Pubco from SPAC pursuant to Section 1.1 hereof, in each case effective as of the SPAC Merger Effective Time, and (b) the continuation of the Existing Warrant Agreement (as amended by this Agreement) in full force and effect from and after the SPAC Merger Effective Time.

2.	Amendment of Existing Warrant Agreement.

2.1 Effectiveness. Effective as of the SPAC Merger Effective Time, SPAC and the Warrant Agent hereby amend the Existing Warrant Agreement as provided in this Section 2, and acknowledge and agree that the amendments to the Existing Warrant Agreement set forth in this Section 2 are to provide for the delivery of Alternative Issuance pursuant to Section 4.4 of the Existing Warrant Agreement in connection with the SPAC Merger and the other transactions contemplated by the Business Combination Agreement.

2.2 Conversion of Warrants. Pursuant to Section 2.01(d)(iv) of the Business Combination Agreement, each Warrant that is outstanding immediately prior to the SPAC Merger Effective Time shall automatically be converted into a warrant to purchase a number of Pubco Ordinary Shares determined in accordance with the terms of such Warrant and the terms of this Agreement.

2.3 Detachability of Warrants. Section 2.4 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“[INTENTIONALLY OMITTED.]”

2.4 References to the “Company”. All references to the “Company” in the Existing Warrant Agreement (including all Exhibits thereto) shall be references to Pubco.

2

2.5 References to Class A Ordinary Shares. All references to “Class A ordinary shares” and “Class A Ordinary Shares” in the Existing Warrant Agreement (including all Exhibits thereto) shall be references to Pubco Ordinary Shares.

2.6 References to Business Combination. All references to “Business Combination” in the Existing Warrant Agreement (including all Exhibits thereto) shall be references to the transactions contemplated by the Business Combination Agreement, and references to “the completion of the Business Combination” and all variations thereof in the Existing Warrant Agreement (including all Exhibits thereto) shall be references to the closing of the transactions contemplated by the Business Combination Agreement.

2.7 Notice Clause. Section 9.2 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“9.2 Notices. Any notice, statement or demand authorized by this Agreement to be given or made by the Warrant Agent or by the holder of any Warrant to or on Pubco shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by Pubco with the Warrant Agent), as follows:

If to Pubco, to:

Bigtincan Holdings Limited

Level 5, 126 Phillip St

Sydney NSW 2000

Attention: Lucy Rowe

Email: lucy.rowe@automicgroup.com.au

with a copy (which shall not constitute notice) to:

Allen Overy Shearman Sterling US LLP

2601 Olive Street, 17th Floor

Dallas, TX 75201

Attention: Alain Dermarkar; Robert J. Cardone; Michael Walraven

Email: alain.dermarkar@aoshearman.com; robert.cardone@aoshearman.com;

michael.walraven@aoshearman.com

and

Gilbert + Tobin

Level 35, Tower 2, International Towers Sydney, 200 Barangaroo Avenue

Barangaroo, NSW 2000

Attention: Costas Condoleon; Wes Bainbridge; Sarah Horton

Email: ccondoleon@gtlaw.com.au; wbainbridge@gtlaw.com.au;

shorton@gtlaw.com.au

3

Any notice, statement or demand authorized by this Agreement to be given or made by the holder of any Warrant or by Pubco to or on the Warrant Agent shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Warrant Agent with Pubco), as follows:

Continental Stock Transfer & Trust Company

One State Street, 30th Floor

New York, NY 10004

Attention: Compliance Department”

3.	Miscellaneous Provisions.

3.1 Effectiveness of the Amendment. Each of the Parties acknowledges and agrees that the effectiveness of this Agreement shall be expressly subject to the occurrence of the SPAC Merger and the substantially contemporaneous occurrence of the closing of the transactions contemplated by the Business Combination Agreement and shall automatically be terminated and shall be null and void if the Business Combination Agreement shall be terminated for any reason.

3.2 Successors. All the covenants and provisions of this Agreement by or for the benefit of Pubco, SPAC or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

3.3 Applicable Law and Exclusive Forum. The validity, interpretation, and performance of this Agreement shall be governed in all respects by the laws of the State of New York. Subject to applicable law, each of Pubco and SPAC hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive forum for any such action, proceeding or claim. Each of Pubco and SPAC hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Any person or entity purchasing or otherwise acquiring any interest in the Warrants shall be deemed to have notice of and to have consented to the forum provisions in this Section 3.3. If any action, the subject matter of which is within the scope the forum provisions above, is filed in a court other than a court located within the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any warrant holder, such warrant holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of New York or the United States District Court for the Southern District of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

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3.4 Counterparts. This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

3.5 Effect of Headings. The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.

3.6 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

[Signature Pages Follow]

5

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first above written.

INVESTCORP AI ACQUISITION CORP.

By:
Name: Title:

[Signature Page to Warrant Assignment, Assumption and Amendment Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first above written.

BIGTINCAN LIMITED

By:
Name: Title:

[Signature Page to Warrant Assignment, Assumption and Amendment Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first above written.

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

By:
Name: Title:

[Signature Page to Warrant Assignment, Assumption and Amendment Agreement]

Exhibit B

Form of SID

(See attached)

Exhibit B

Scheme implementation deed

Investcorp AI Acquisition Corp.

Bigtincan Holdings Limited

Bigtincan Limited

BTH Merger Sub Limited

Contents		Page

1	Defined terms and interpretation	1

2	Agreement to propose Scheme	2

3	Conditions precedent and pre-implementation steps	2

4	Scheme and Scheme Consideration	12

5	Implementation	21

6	Conduct of business and transitional matters	30

7	Board recommendation	43

8	Representations and warranties	45

9	Exclusivity	47

10	BTH Break Fee	52

11	SPAC Break Fee	55

12	Termination	57

13	Releases	60

14	Confidentiality and Public Announcement	62

15	Notices	63

16	General	64

Schedule 1 Dictionary		68

Schedule 2 Indicative Timetable		86

Schedule 3 SPAC Warranties		87

Schedule 4 Pubco Warranties		96

Schedule 5 BTH Warranties		99

Schedule 6 Scheme of arrangement		109

Schedule 7 Deed Poll		110

Execution page		112

Gilbert + Tobin

Date:

Parties

1	Bigtincan Holdings Limited (ACN 154 944 797) of Level 8, 320 Pitt, Sydney NSW 2000 (BTH)

2	Investcorp AI Acquisition Corp. (a Cayman Islands exempted company) of Century Yard, Cricket Square, Elgin Avenue, PO Box 1111, George Town, Grand Cayman, Cayman Islands KY1-1102 (SPAC)

3	Bigtincan Limited (a Cayman Islands exempted company) of Century Yard, Cricket Square, Elgin Avenue, PO Box 1111, George Town, Grand Cayman, Cayman Islands KY1-1102 (Pubco)

4	BTH Merger Sub Limited (a Cayman Islands exempted company) of Century Yard, Cricket Square, Elgin Avenue, PO Box 1111, George Town, Grand Cayman, Cayman Islands KY1- 1102 (Merger Sub)

The parties agree:

Background

A

The parties have agreed that Pubco will acquire all of the BTH Shares by way of a scheme of arrangement under Part 5.1 of the Corporations Act between BTH and BTH Shareholders, and that SPAC will merge with Merger Sub (which is a subsidiary of Pubco).

B	The parties have agreed to propose and, if approved, to implement the Scheme on the terms and conditions set out in this deed.

1	Defined terms and interpretation

1.1	Definitions in the Dictionary

A term or expression starting with a capital letter:

(a)	which is defined in the Dictionary in Schedule 1, has the meaning given to it in the Dictionary;

(b)	which is defined in the Corporations Act, but is not defined in the Dictionary, has the meaning given to it in the Corporations Act; and

(c)	which is defined in the GST Law, but is not defined in the Dictionary or the Corporations Act, has the meaning given to it in the GST Law.

1.2	Interpretation

The interpretation clause in Schedule 1 sets out rules of interpretation for this deed.

Gilbert + Tobin	page | 1

2	Agreement to propose Scheme

2.1	Proposal of Scheme

(a)	BTH will propose and implement the Scheme on and subject to the terms and conditions of this deed.

(b)	Pubco, Merger Sub and SPAC will assist BTH in proposing and implementing the Scheme on and subject to the terms and conditions of this deed.

2.2	SPAC Merger

(a)	The SPAC agrees to propose the SPAC Proposals on and subject to the terms and conditions of this deed and the BCA.

(b)

Immediately prior to implementation of the Scheme, SPAC will merge with Merger Sub (with Merger Sub being the surviving company) and Pubco will issue shares of Pubco to the SPAC Shareholders, pursuant to the terms and conditions of the BCA.

2.3	Timetable

(a)	Subject to clause 2.3(b), the parties must each use reasonable endeavours to:

(i)	comply with their respective obligations under clause 5; and

(ii)	take all necessary steps and exercise all rights necessary to implement the Transaction and the transactions contemplated by the Transaction Documents,

in accordance with the Timetable.

(b)

Failure by a party to meet any timeframe or deadline set out in the Timetable will not constitute a breach of clause 2.1(a) to the extent that such failure is due to circumstances and matters outside the party’s control.

(c)	Each party must keep the other informed about their progress against the Timetable and notify each other if it believes that any of the dates in the Timetable are not achievable.

(d)

To the extent that any of the dates or timeframes set out in the Timetable become not achievable due to matters outside of a party’s control, the parties will consult in good faith to agree to any necessary extension to ensure such matters are completed within the shortest possible timeframe.

3	Conditions precedent and pre-implementation steps

3.1	Conditions to Scheme

Subject to this clause 3, the Scheme will not become Effective, and the respective obligations of the parties in relation to the implementation of the Scheme will not be binding, unless and until each of the following conditions precedent is satisfied or waived (to the extent and in the manner set out in this clause 3):

(a)	(FIRB) either:

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(i)

Pubco has received a written notice under FATA, by or on behalf of the Treasurer of the Commonwealth of Australia, stating that the Commonwealth Government of Australia does not object to the acquisition by Pubco of the Scheme Shares pursuant to the Scheme, either unconditionally or on terms that SPAC and Pubco consider to be acceptable (acting reasonably); or

(ii)

the Treasurer of the Commonwealth of Australia becomes precluded from making an order under Division 2 of Part 3 of the FATA in relation to the acquisition by Pubco of the Scheme Shares pursuant to the Scheme and the acquisition by Pubco of the Scheme Shares is not prohibited under the FATA; or

(iii)

if an interim order is made under FATA in respect of the acquisition by Pubco of the Scheme Shares, the subsequent period for making a final order prohibiting the acquisition of the Scheme Shares by Pubco elapses without a final order being made;

(b)

(Restraints) no (i) law, statute, ordinance, regulation, rule, temporary restraining order, preliminary or permanent injunction or other judgment, order or decree or other legal restraint or prohibition issued by any Court of competent jurisdiction or Government Agency or (ii) action or investigation commenced by any Government Agency of its own volition that remains pending, in each case, which prevents or restricts the Scheme or completion of the Transaction, is in effect at 8:00am on the Second Court Date;

(c)	(BTH Shareholder approval) the Scheme is approved by BTH Shareholders at the Scheme Meeting by the majorities required under section 411(4)(a)(ii) of the Corporations Act;

(d)

(Court approval) the Scheme is approved by the Court in accordance with section 411(4)(b) of the Corporations Act (either unconditionally and without modification or with modifications or conditions consented to by SPAC and Pubco in accordance with clause 4.10);

(e)	(No BTH Prescribed Occurrence) no BTH Prescribed Occurrence occurs between (and including) the date of this deed and 8:00am on the Second Court Date;

(f)	(No SPAC Prescribed Occurrence) No SPAC Prescribed Occurrence occurs between (and including) the date of this deed and 8:00am on the Second Court Date;

(g)

(No Pubco Prescribed Occurrence or Merger Sub Prescribed Occurrence) No Pubco Prescribed Occurrence or Merger Sub Prescribed Occurrence occurs between (and including) the date of this deed and 8:00am on the Second Court Date;

(h)

(No BTH Material Adverse Change) no BTH Material Adverse Change has occurred between (and including) the date of this deed and 8:00am on the Second Court Date that is continuing as of 8:00am on the Second Court Date;

(i)

(No SPAC Material Adverse Change) no SPAC Material Adverse Change has occurred between (and including) the date of this deed and 8:00am on the Second Court Date that is continuing as of 8:00am on the Second Court Date;

(j)

(No Pubco Material Adverse Change or Merger Sub Material Adverse Change) no Pubco Material Adverse Change or Merger Sub Material Adverse Change has occurred between (and including) the date of this deed and 8:00am on the Second Court Date that is continuing as of 8:00am on the Second Court Date;

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(k)

(Independent Expert’s Report) the Independent Expert provides an Independent Expert’s Report to BTH stating that, in its opinion, the Scheme is in the best interests of BTH Shareholders, on or before the date on which the Scheme Booklet is registered with ASIC under the Corporations Act, and the Independent Expert does not change or withdraw this conclusion prior to 8:00am on the Second Court Date;

(l)	(SPAC Shareholder Approval) approval of the SPAC Proposals by SPAC Shareholders by the requisite affirmative vote in accordance with the SPAC Articles and the Cayman Companies Act;

(m)

(Registration Statement) the Registration Statement has been declared effective under the Securities Act and has not been the subject of any stop order that has not been withdrawn or revoked and no proceedings for the purposes of obtaining a stop order will have been initiated or threatened by the SEC and not withdrawn by 8:00am on the Second Court Date;

(n)	(BCA) at 8:00am on the Second Court Date, the BCA has not been terminated or rescinded and has otherwise not ceased to have effect in accordance with its terms;

(o)

(ATO Ruling) before 5.00pm on the Business Day before the Second Court Date, BTH has received a draft copy of the ATO Ruling from the Australian Tax Office in a form acceptable to BTH (acting reasonably);

(p)

(Equity Incentives) BTH has taken all necessary steps by 8.00am on the Second Court date to ensure that, no later than the Scheme Record Date, there are no BTH Equity Incentives in existence, as contemplated in clause 4.9;

(q)	(Nasdaq) before 8:00am on the Second Court Date, the New Pubco Shares to be issued pursuant to this Scheme have been approved for listing on Nasdaq, subject only to official notice of issuance;

(r)

(BTH Compliance with Covenants) Each of the covenants and obligations of BTH set forth in this deed or in the BCA to be performed or complied with as of or prior to 8:00am on the Second Court Date shall have performed and complied with in all material respects;

(s)

(SPAC Compliance with Covenants) Each of the covenants and obligations of SPAC set forth in this deed or in the BCA to be performed or complied with as of or prior to 8:00am on the Second Court Date shall have performed and complied with in all material respects;

(t)

(Pubco and Merger Sub Compliance with Covenants) Each of the covenants and obligations of Pubco and Merger Sub set forth in this deed or in the BCA to be performed or complied with as of or prior to 8:00am on the Second Court Date shall have performed and complied with in all material respects;

(u)	(BTH Warranties):

(i)

the BTH Warranties contained in paragraphs (a) (Status), (b) (Power and corporate authorisations), (c) (Documents binding), (j) (Capital structure) and (n) (Brokers) of Schedule 5 shall be true and correct (without giving effect to any limitation as to “materiality” or “BTH Material Adverse Change” set forth therein) in all material respects as at the date of this deed and as at 8:00am on the Second Court Date (or if a representation or warranty is expressed to be operative as at any other date, as at that date); and

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(ii)

all other BTH Warranties contained in Schedule 5 shall be true and correct (without giving effect to any limitation as to “materiality” or “BTH Material Adverse Change” set forth therein) as at the date of this deed and as at 8:00am on the Second Court Date (or if a representation or warranty is expressed to be operative as at any other date, as at that date), except where the failure of such representations and warranties to be true and correct has not had and would not be reasonably be expected to have a BTH Material Adverse Change;

(v)	(SPAC Warranties):

(i)

the SPAC Warranties contained in paragraphs (a) (Status), (b) (Power and corporate authorisation), (c) (Documents binding) and (q) (SPAC issued capital), (r) (Capitalisation) and (gg) (Brokers) of Schedule 3 shall be true and correct (without giving effect to any limitation as to “materiality” or “SPAC Material Adverse Change” set forth therein) in all material respects as at the date of this deed and as at 8:00am on the Second Court Date (or if a representation or warranty is expressed to be operative as at any other date, as at that date); and

(ii)

all other SPAC Warranties contained in Schedule 3 shall be true and correct (without giving effect to any limitation as to “materiality” or “SPAC Material Adverse Change” set forth therein) as at the date of this deed and as at 8:00am on the Second Court Date (or if a representation or warranty is expressed to be operative as at any other date, as at that date), except where the failure of such representations and warranties to be true and correct has not had and would not be reasonably be expected to have a SPAC Material Adverse Change;

(w)	(Pubco and Merger Sub Warranties):

(i)

(A) the Pubco Warranties contained in paragraphs (a) (Status), (b) (Power and corporate authorisation), (c) (Documents binding), (n) (Brokers) and (n) (Capital structure) of Schedule 4 and (B) the representations and warranties of Merger Sub contained in Sections 5.02, 5.04, 5.05 and 5.10 of the BCA, shall be true and correct (without giving effect to any limitation as to “materiality”, “Pubco Material Adverse Change” or “Merger Sub Material Adverse Change” set forth therein) in all material respects as at the date of this deed and as at 8:00am on the Second Court Date (or if a representation or warranty is expressed to be operative as at any other date, as at that date); and

(ii)

(A) all other Pubco Warranties contained in Schedule 4 and (B) all other representations and warranties of Merger Sub contained in Article V of the BCA, shall be true and correct (without giving effect to any limitation as to “materiality”, “Pubco Material Adverse Change” or “Merger Sub Material Adverse Change” set forth therein) as at the date of this deed and as at 8:00am on the Second Court Date (or if a representation or warranty is expressed to be operative as at any other date, as at that date), except where the failure of such representations and warranties to be true and correct has not had and would not be reasonably be expected to have a Pubco Material Adverse Change or a Merger Sub Material Adverse Change; and

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(x)	(AGM resolution) BTH Shareholders passing an ordinary resolution proposed at BTH’s 2024 annual general meeting to the effect that the Transaction contemplated by this deed and the BCA be supported.

3.2	Benefit and waiver of conditions precedent

(a)

The Conditions in clauses 3.1(a) (FIRB), 3.1(c) (BTH shareholder approval), 3.1(d) (Court approval), 3.1(l) (SPAC shareholder approval), 3.1(m) (Registration statement), 3.1(n) (BCA) and 3.1(q) (Nasdaq) cannot be waived.

(b)

The Condition in clause 3.1(b) (Restraints) is for the benefit of both parties and any breach or non-satisfaction of any of it may only be waived in accordance with applicable law and with the written agreement of both parties.

(c)

The Conditions in clauses 3.1(e) (No BTH Prescribed Occurrence), 3.1(h) (No BTH Material Adverse Change), 3.1(u) (BTH Warranties), 3.1(r) (BTH Compliance with Covenants) and 3.1(p) (Equity Incentives) are for the sole benefit of SPAC and any breach or non-satisfaction may only be waived by SPAC (in its absolute discretion) in writing.

(d)

The Conditions in clauses 3.1(f) (No SPAC Prescribed Occurrence), 3.1(g) (No Pubco Prescribed Occurrence or Merger Sub Prescribed Occurrence), 3.1(i) (No SPAC Material Adverse Change), 3.1(j) (No Pubco Material Adverse Change or Merger Sub Material Adverse Change), 3.1(k) (Independent Expert’s Report), 3.1(o) (ATO ruling), 3.1(s) (SPAC Compliance with Covenants), 3.1(t) (Pubco and Merger Sub Compliance with Covenants), 3.1(v) (SPAC Warranties), 3.1(w) (Pubco and Merger Sub Warranties) and 3.1(x) (AGM resolution) are for the sole benefit of BTH and any breach or non-satisfaction may only be waived by BTH (in its absolute discretion) in writing.

(e)	A party entitled to waive the breach or non-satisfaction of a Condition pursuant to this clause 3.2 (either individually or jointly) may do so in its absolute discretion.

(f)

Any waiver of the breach or non-satisfaction of a Condition by a party who is entitled to do so pursuant to this clause 3.2 is only effective if such waiver is given on or prior to 8:00am on the Second Court Date.

(g)	Waiver of a breach or non-fulfilment in respect of one Condition does not constitute:

(i)	a waiver of breach or non-fulfilment of any other Condition resulting from the same event; or

(ii)	a waiver of breach or non-fulfilment of that Condition arising from any other event.

3.3	Best endeavours

(a)

BTH must, to the extent it is within its power to do so, use its best endeavours to satisfy, or procure the satisfaction of, the Conditions in clauses 3.1(c) (BTH Shareholder approval), 3.1(e) (No BTH Prescribed Occurrence), 3.1(h) (No BTH Material Adverse Change), 3.1(o) (ATO ruling), 3.1(p) (Equity Incentives), 3.1(r) (BTH Compliance with Covenants), 3.1(u) (BTH Warranties) and 3.1(x) (AGM resolution) as soon as reasonably practicable after the date of this deed and that they remain satisfied.

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(b)

SPAC must, to the extent it is within its power to do so, use its best endeavours to satisfy, or procure the satisfaction of, the Conditions in clauses 3.1(a) (FIRB), 3.1(f) (No SPAC Prescribed Occurrence), 3.1(i) (No SPAC Material Adverse Change), 3.1(l) (SPAC Shareholder Approval), 3.1(s) (SPAC Compliance with Covenants) and 3.1(v) (SPAC Warranties) as soon as reasonably practicable after the date of this deed and that they remain satisfied.

(c)

Each of Pubco and Merger Sub must, to the extent it is within its power to do so, use its best endeavours to satisfy, or procure the satisfaction of, the Conditions in clause 3.1(g) (No Pubco Prescribed Occurrence or Merger Sub Prescribed Occurrence), 3.1(j) (No Pubco Material Adverse Change or Merger Sub Material Adverse Change), 3.1(t) (Pubco and Merger Sub Compliance with Covenants) and 3.1(w) (Pubco and Merger Sub Warranties) as soon as reasonably practicable after the date of this deed and that they remain satisfied.

(d)	Each party must, to the extent it is within its power to do so, use their respective best endeavours to ensure or procure that:

(i)

the Conditions in clauses 3.1(d) (Court approval), 3.1(k) (Independent Expert’s Report), 3.1(m) (Registration Statement), 3.1(n) (BCA) and 3.1(q) (Nasdaq) are satisfied as soon as reasonably practicable after the date of this deed and remain satisfied and, in respect of the Condition in clause 3.1(b) (Restraints) not triggered; and

(ii)

there is no occurrence within their control that prevents, or would be reasonably likely to prevent, the satisfaction of any Condition (except to the extent such action is required to be taken or procured pursuant to, or is otherwise permitted by, this deed or the Scheme, or is required by law).

(e)

No party will take any action that will or is likely to hinder or prevent the satisfaction of a Condition, except to the extent that such action is required to be done or procured pursuant to, or is otherwise permitted by, this deed or the Scheme, or is required by law.

(f)	BTH will not be in breach of its obligations under clause 3.3(a) or clause 3.3(d) to the extent that it takes an action or omits to take an action:

(i)	as required or expressly permitted to be done or expressly permitted not to be done, by this deed; or

(ii)	which has been consented to in writing by SPAC (such consent not to be unreasonably withheld, conditioned or delayed).

(g)	SPAC will not be in breach of its obligations under clauses 3.3(b) or 3.3(d) to the extent that it takes an action or omits to take an action:

(i)	as required or expressly permitted to be done or expressly permitted not to be done, by this deed; or

(ii)	which has been consented to in writing by BTH (such consent not to be unreasonably withheld, conditioned or delayed).

(h)	Neither Pubco nor Merger Sub will be in breach of its obligations under clauses 3.3(c) or 3.3(d) to the extent that it takes an action or omits to take an action:

(i)	as required or expressly permitted to be done or expressly permitted not to be done, by this deed; or

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(ii)	which has been consented to in writing by BTH and SPAC (such consent not to be unreasonably withheld, conditioned or delayed).

(i)	In respect of the Condition in clause 3.1(b) (Restraints):

(i)

SPAC, Pubco, Merger Sub and BTH must each use their best endeavours to challenge or otherwise seek to release or overturn the applicable law, rule, regulation, restraining order, preliminary or permanent injunction or other preliminary or final decision, order or decree prior to 8:00am on the Second Court Date; and

(ii)

if any restraint contemplated in the Condition Precedent in clause 3.1(b) (Restraints) is in effect at 5.00pm on the Business Day prior to the Second Court Date, SPAC, Pubco, Merger Sub and BTH shall consult with each other (each acting reasonably and in good faith) to consider delaying the Second Court Date and, if applicable, extend the End Date in order to facilitate the satisfaction of the Condition Precedent in clause 3.1(b) (Restraints).

(j)	In respect of the Conditions Precedent in clauses 3.1(e) (No BTH Prescribed Occurrence) and 3.1(h) (No BTH Material Adverse Change), if:

(i)

a BTH Prescribed Occurrence occurs between (and including) the date of this deed and 8:00am on the Second Court Date, the Condition in clause 3.1(e) (No BTH Prescribed Occurrence) will not be taken to have been breached or not satisfied; or

(ii)

a BTH Material Adverse Change occurs between (and including) the date of this deed and 8:00am on the Second Court Date, the Condition Precedent in 3.1(h) (No BTH Material Adverse Change) will not be taken to have been breached or not satisfied, unless:

(iii)

to the extent SPAC is actually aware of the occurrence of a BTH Prescribed Occurrence or a BTH Material Adverse Change (as applicable), SPAC has given written notice to BTH in accordance with clause 3.4, and such notice also sets out all relevant circumstances of the breach to the extent SPAC is actually aware of such circumstances; and

(iv)	BTH has failed to remedy the breach within 10 Business Days (or any shorter period ending at 5.00pm on the Business Day before the Second Court Date) after the date on which such notice is given.

For the avoidance of doubt, if a BTH Prescribed Occurrence or a BTH Material Adverse Change is in existence and has not been remedied as at 5.00pm on the Business Day before the Second Court Date, clauses 3.3(j)(iii) and 3.3(j)(iv) will not apply and SPAC may exercise any rights it has in relation to such events under this deed.

(k)	In respect of the Conditions Precedent in clauses 3.1(f) (No SPAC Prescribed Occurrence) and 3.1(i) (No SPAC Material Adverse Change), if:

(i)

a SPAC Prescribed Occurrence occurs between (and including) the date of this deed and 8:00am on the Second Court Date, the Condition in clause 3.1(f) (No SPAC Prescribed Occurrence) will not be taken to have been breached or not satisfied; or

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(ii)

a SPAC Material Adverse Change occurs between (and including) the date of this deed and 8:00am on the Second Court Date, the Condition Precedent in 3.1(i) (No SPAC Material Adverse Change) will not be taken to have been breached or not satisfied, unless:

(iii)

to the extent BTH is actually aware of the occurrence of a SPAC Prescribed Occurrence or a SPAC Material Adverse Change (as applicable), BTH has given written notice to SPAC in accordance with clause 3.4, and such notice also sets out all relevant circumstances of the breach to the extent BTH is actually aware of such circumstances; and

(iv)	SPAC has failed to remedy the breach within 10 Business Days (or any shorter period ending at 5.00pm on the Business Day before the Second Court Date) after the date on which such notice is given.

For the avoidance of doubt, if a SPAC Prescribed Occurrence or a SPAC Material Adverse Change is in existence and has not been remedied as at 5.00pm on the Business Day before the Second Court Date, clauses 3.3(k)(iii) and 3.3(k)(iv) will not apply and BTH may exercise any rights it has in relation to such events under this deed.

(l)

In respect of the Conditions Precedent in clauses 3.1(g) (No Pubco Prescribed Occurrence or Merger Sub Prescribed Occurrence) and 3.1(j) (No Pubco Material Adverse Change or Merger Sub Material Adverse Change), if:

(i)

a Pubco Prescribed Occurrence or Merger Sub Prescribed Occurrence occurs between (and including) the date of this deed and 8:00am on the Second Court Date, the Condition in clause 3.1(g) (No Pubco Prescribed Occurrence or Merger Sub Prescribed Occurrence) will not be taken to have been breached or not satisfied; or

(ii)

a Pubco Material Adverse Change or Merger Sub Material Adverse Change occurs between (and including) the date of this deed and 8:00am on the Second Court Date, the Condition Precedent in 3.1(j) (No Pubco Material Adverse Change or Merger Sub Material Adverse Change) will not be taken to have been breached or not satisfied, unless:

(iii)

to the extent BTH is actually aware of the occurrence of a Pubco Prescribed Occurrence or Merger Sub Prescribed Occurrence or a Pubco Material Adverse Change or Merger Sub Material Adverse Change (as applicable), BTH has given written notice to Pubco or Merger Sub in accordance with clause 3.4, and such notice also sets out all relevant circumstances of the breach to the extent BTH is actually aware of such circumstances; and

(iv)

Pubco or Merger Sub has failed to remedy the breach within 10 Business Days (or any shorter period ending at 5.00pm on the Business Day before the Second Court Date) after the date on which such notice is given.

For the avoidance of doubt, if a Pubco Prescribed Occurrence or Merger Sub Prescribed Occurrence or a Pubco Material Adverse Change or Merger Sub Material Adverse Change is in existence and has not been remedied as at 5.00pm on the Business Day before the Second Court Date, clauses 3.3(l)(iii) and 3.3(l)(iv)

will not apply and BTH may exercise any rights it has in relation to such events under this deed.

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(m)	Without limiting this clause 3.3 and except to the extent prohibited by a Government Agency, Pubco must:

(i)

promptly (and within 10 Business Days after BTH’s 2024 annual general meeting, provided that the Condition in clause 3.1(x) (AGM resolution) is satisfied (or waived)) apply for FIRB Approval and provide BTH with a copy of the application for FIRB Approval;

(ii)	take all steps it is responsible for as part of the FIRB Approval process, including responding to requests for information promptly;

(iii)

keep BTH informed of progress in relation to FIRB Approval (including in relation to any material matters raised by, or conditions or other arrangements proposed by, or to, any Government Agency in relation to FIRB Approval) and, provided that the parties acknowledge and agree that Pubco has the right in its sole discretion to redact any confidential, commercially sensitive or privileged information contained in any information or documentation provided to BTH pursuant to this clause 3.3(m)(iii), provide BTH with all information reasonably requested in connection with the progress of FIRB Approval; and

(iv)	to the extent practicable, consult with BTH in advance in relation to the progress of obtaining, and all material communications regarding the FIRB Approval,

and BTH must provide Pubco with all assistance and information that it reasonably requests in connection with its application for FIRB Approval.

3.4	Notifications

Each of SPAC, Pubco, Merger Sub and BTH must:

(a)	keep the other parties promptly and reasonably informed of the steps it has taken and of its progress towards satisfaction of the Conditions;

(b)	promptly notify the other parties in writing if it becomes aware that any Condition has been satisfied;

(c)

promptly notify the other parties in writing if it becomes aware that any Condition is, is reasonably likely to or has become incapable of being satisfied (having regard to the respective obligations of each party under clause 3.3); and

(d)	promptly notify the other parties in writing if it becomes aware of material breach of this deed by the relevant party.

3.5	Certificate

(a)

At the hearing on the Second Court Date, each party will provide a certificate (or such other evidence as the Court may request) to the Court confirming (in respect of matters within its knowledge) whether or not, as at 8:00am on the Second Court Date the Conditions (other than the Condition set out in clause 3.1(d) (Court approval)), have been satisfied or waived in accordance with the terms of this deed.

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(b)

Each party must provide to the other parties a draft of the certificate to be provided by it pursuant to clause 3.5(a) by 5.00pm on the day that is two Business Days prior to the Second Court Date, and must provide to the other parties on the Second Court Date a copy of the final certificate or other evidence provided to the Court.

3.6	Scheme voted down because of Headcount Test

If:

(a)	the Scheme is not approved by BTH Shareholders at the Scheme Meeting by reason only of the non-satisfaction of the Headcount Test; and

(b)

BTH, on the one hand, or Pubco and SPAC, on the other hand, considers, acting reasonably, that Share Splitting or some abusive or improper conduct may have caused or contributed to the Headcount Test not having been satisfied and provides written notice to this effect to the other parties within 5 Business Days after the date of the conclusion of the Scheme Meeting, then BTH must:

(c)

apply for an order of the Court contemplated by section 411(4)(a)(ii)(A) of the Corporations Act to disregard the Headcount Test and seek Court approval of the Scheme under section 411(4)(b) of the Corporations Act, notwithstanding that the Headcount Test has not been satisfied; and

(d)

make such submissions to the Court and file such evidence as counsel engaged by BTH to represent it in Court proceedings related to the Scheme, in consultation with SPAC, Pubco and Merger Sub, considers is reasonably required to seek to persuade the Court to exercise its discretion under section 411(4)(a)(ii)(A) of the Corporations Act by making an order to disregard the Headcount Test.

3.7	Conditions not capable of being satisfied

(a)

If a Condition is not satisfied, or becomes incapable of being satisfied, before the time and date specified for its satisfaction (or being satisfied by the End Date, if no such time and date is specified), then unless the relevant Condition (where capable of waiver) is waived:

(i)	subject to clause 3.7(b), each party may give the other parties written notice (Consultation Notice) within 5 Business Days after the relevant notice of that fact being given under clause 3.4(c);

(ii)	upon delivery of the Consultation Notice, the parties must consult in good faith with a view to determining whether they can reach agreement with respect to:

(A)	the terms (if any) on which the party with the benefit of the relevant Condition will waive that Condition;

(B)	an extension of the time for satisfaction of the relevant Condition or an extension of the End Date (as the case may be);

(C)

a change to the date of the application to be made to the Court for orders under section 411(4)(b) of the Corporations Act approving the Scheme or adjourning that application (as applicable) to another date agreed by the parties; or

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(D)	the Transaction proceeding by way of alternative means or methods; and

(iii)

if the parties are unable to reach such agreement within 5 Business Days after a Consultation Notice is given, or if a Consultation Notice is not given within the timeframe specified in clause 3.7(a)(i) then, subject to clause 3.7(b), either SPAC or BTH may terminate this deed by notice to the other parties without any liability to any party by reason of that termination alone.

(b)	A party will not be entitled to give a Consultation Notice or terminate this deed pursuant to clause 3.7(a)(iii) if the relevant Condition has not been satisfied as a result of:

(i)	a breach of this deed by that party; or

(ii)	a deliberate act or omission of that party which directly and materially contributed to that Condition not being satisfied.

3.8	Interpretation

For the purposes of this clause 3, a Condition will be incapable of satisfaction, or incapable of being satisfied if there is an act, failure to act or occurrence that will prevent the Condition being satisfied by the End Date (and the breach or non-satisfaction that would otherwise have occurred has not already been waived in accordance with this deed).

4	Scheme and Scheme Consideration

4.1	Scheme

(a)	BTH must propose the Scheme to BTH Shareholders on and subject to the terms of this deed.

(b)	The parties acknowledge and agree that, subject to the Scheme becoming Effective, on the Implementation Date the general effect of the Scheme will be that:

(i)	all of the Scheme Shares will be transferred to Pubco; and

(ii)	the Scheme Shareholders will be entitled to receive, for each Scheme Share held at the Scheme Record Date, the Scheme Consideration.

4.2	Scheme Consideration

(a)

Subject to the terms and conditions of this deed and the Scheme, Pubco undertakes and warrants to BTH that, in consideration of the transfer to Pubco of each Scheme Share held by a Scheme Shareholder under the terms of the Scheme, on the Implementation Date, Pubco will:

(i)	accept that transfer; and

(ii)

provide to each Scheme Shareholder the Scheme Consideration set out in clause 4.2(b) for the Scheme Shares held by that Scheme Shareholder on the Scheme Record Date, in accordance with the terms of this deed and the Scheme.

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(b)

Subject to the terms and conditions of this deed and the Scheme (including clause 4.6 relating to Ineligible Foreign Shareholders), if the Scheme becomes Effective, the Scheme Consideration to be provided to each Scheme Shareholder will be:

(i)

(No Cash Election Facility) where Pubco has not provided BTH and SPAC with a Cash Election Facility Trigger Notice – the issue by Pubco to that Scheme Shareholder of 1 New Pubco Share for every 30.97 of their Scheme Shares; and

(ii)	(Cash Election Facility) where Pubco has provided BTH and SPAC with a Cash Election Facility Trigger Notice and:

(A)	that Scheme Shareholder has not made a valid Cash Election – the issue by Pubco to that Scheme Shareholder of 1 New Pubco Share for every 30.97 of their Scheme Shares; and

(B)	that Scheme Shareholder has made a valid Cash Election – subject to the scale back provisions in clause 4.4, USD $0.16145 in cash for each of their Scheme Shares.

(c)	Clauses 4.3, 4.4, 4.5(b) and 4.8(a)(i)-(ii) shall not apply if Pubco has not provided BTH and SPAC with a Cash Election Facility Trigger Notice.

(d)	In the event that, on or prior to the date that is 20 Business Days prior to the Scheme Meeting, Pubco has entered into:

(i)

PIPE Subscription Agreements in accordance with the terms of the BCA pursuant to which PIPE Investors have subscribed to purchase Pubco Ordinary Shares for at least US$10 per Pubco Ordinary Share (unless otherwise consented to in writing by BTH); and

(ii)	if applicable, a debt facility on terms approved in writing by BTH,

(funding arrangements) under which Pubco will raise an aggregate amount in cash of at least USD$15,000,000 which is able to be drawn by Pubco by no later than the Business Day before the Implementation Date (the Minimum Cash Pool Amount), then Pubco shall provide BTH and SPAC with written notice by the date that is 20 Business Days prior to the Scheme Meeting stating the aggregate amount raised under all such funding arrangements entered into by Pubco as of such date (a Cash Election Facility Trigger Notice).

(e)

In the event that Pubco provides BTH and SPAC with a Cash Election Facility Trigger Notice, the parties shall mutually agree (each acting reasonably) on the amount of cash to be utilized by Pubco to satisfy Cash Elections from Scheme Shareholders (such amount of cash, the Cash Pool Amount), which Cash Pool Amount shall be publicly announced to BTH Shareholders in accordance with applicable law no later than the date that is 10 Business Days prior to the Scheme Meeting.

4.3	Cash Election Facility

(a)

A Scheme Shareholder (other than a Scheme Shareholder to whom the payment of cash consideration under the Scheme is prevented or prohibited by any applicable law, including any order, direction or notice made or given by a court of competent jurisdiction or by another Government Agency) may make a valid cash election for the purposes of clause 4.2(b)(ii)(B) by:

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(i)	completing a cash election form in the form accompanying the Scheme Booklet (a Cash Election Form) in accordance with the instructions specified on the form or set out in the Scheme Booklet; and

(ii)

returning the completed Cash Election Form so that it is received in accordance with such instructions by no later than 5:00 p.m. on the Business Day following the Effective Date, subject to the Scheme Shareholder not having given notice in accordance with such instructions prior to the Scheme Record Date that it is withdrawing that election,

(a Cash Election).

(b)	Subject to clauses 4.3(d) and 4.4, any Cash Election which is made by a Scheme Shareholder will be deemed to apply to all of their Scheme Shares.

(c)	For the avoidance of doubt, a Scheme Shareholder may make a valid Cash Election by complying with the procedure in clause 4.3(a) even though it has validly withdrawn one or more prior such elections.

(d)

If a Scheme Shareholder holds one or more parcels of Scheme Shares as trustee or nominee for, or otherwise on account of, another person, BTH may (at its sole discretion and subject to such conditions as it thinks fit) allow that Scheme Shareholder to make separate Cash Elections in relation to each of those parcels of Scheme Shares (and, for the purpose of calculating the Scheme Consideration to which that Scheme Shareholder is entitled in those circumstances, each such parcel of Scheme Shares will be treated as though it were held by a separate Scheme Shareholder).

(e)

Subject to clause 4.3(f), an election which is not made or deemed to have been made in accordance with this clause 4.3 will not be a valid election for the purpose of the Scheme and will not be recognised by BTH or SPAC for any purpose.

(f)

BTH may, with the agreement of SPAC (not to be unreasonably withheld, conditioned or delayed), settle as it thinks fit any difficulty, matter of interpretation or dispute which may arise in connection with determining the validity of any election, and any such decision will be conclusive and binding on BTH, SPAC and the relevant Scheme Shareholder.

4.4	Scale back

(a)

This clause 4.4 applies if the valid Cash Elections made by Scheme Shareholders are such that the aggregate amount of cash consideration that would be required to be paid by Pubco under clause 4.2(b)(ii)(B) exceeds the Cash Pool Amount.

(b)

Where this clause 4.4 applies, the aggregate cash consideration to which a Scheme Shareholder who has made a valid Cash Election would otherwise be entitled under clause 4.2(b)(ii)(B) will be as follows:

(i)	if the relevant Scheme Shareholder was a BTH Shareholder as of 12:01am on the date of this deed, that Scheme Shareholder will receive:

(A)

USD $0.16145 cash per Scheme Share for their first 5,000 Scheme Shares (or, where that Scheme Shareholder holds less than 5,000 Scheme Shares, USD $0.16145 cash per Scheme Share for the number of Scheme Shares held by that Scheme Shareholder), provided that, if by using 5,000 as the relevant number in this clause 4.4(b)(i)(A), the total aggregate cash consideration which is payable to

Gilbert + Tobin	page | 14

all relevant Scheme Shareholders under this clause 4.4(b)(i)(A) would exceed the Cash Pool Amount, the 5,000 number will be reduced to the extent required for such total to equal to the Cash Pool Amount; plus

(B)	an amount in cash (which shall not be less than zero) determined in accordance with the following formula:

(A-B) x (C÷D)

Where:

A is the Cash Pool Amount;

B is the aggregate of the amounts which would be payable to all relevant Scheme Shareholders under clause 4.4(b)(i)(A);

C is the number of Scheme Shares held by the relevant Scheme Shareholder (other than those for which the relevant Scheme Shareholder is entitled to payment under clause 4.4(b)(i)(A)); and

D is the aggregate number of Scheme Shares held by all relevant Scheme Shareholders (other than those for which any Scheme Shareholder is entitled to payment under clause 4.4(b)(i)(A))).

(ii)

if the relevant Scheme Shareholder was not a BTH Shareholder as of 12:01am on the date of this deed, that Scheme Shareholder will receive an amount in cash (which shall not be less than zero) determined in accordance with the following formula:

(A-B) x (C÷D)

Where:

A is the Cash Pool Amount;

B is the aggregate of the amounts which would be payable to all relevant Scheme Shareholders under clause 4.4(b)(i)(A);

C is the number of Scheme Shares held by the relevant Scheme Shareholder (other than those for which the relevant Scheme Shareholder is entitled to payment under clause 4.4(b)(i)(A)); and

D is the aggregate number of Scheme Shares held by all relevant Scheme Shareholders (other than those for which any Scheme Shareholder is entitled to payment under clause 4.4(b)(i)(A)).

(c)

To the extent that the application of clause 4.4(b) results in an aggregate entitlement of a Scheme Shareholder to cash consideration under clause 4.2(b)(ii)(B) that is less than the aggregate amount equal to USD$0.16145 multiplied by the number of Scheme Shares that the Scheme Shareholder holds, the Scheme Shareholder will be entitled to receive under clause 4.2(b)(ii)(B), an aggregate number of New Pubco Shares determined in accordance with the following formula:

((X-Y) ÷ X) x Z

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Where:

X is the amount obtained by multiplying the number of Scheme Shares held by that Scheme Shareholder, by USD $0.16145;

Y is the aggregate cash consideration which the relevant Scheme Shareholder is entitled to receive under clause 4.4(b); and

Z is the aggregate amount of New Pubco Shares that Scheme Shareholder would have been entitled to receive under clause 4.2(b)(i) if it had not made a valid Cash Election.

(d)

If BTH, on the one hand, or Pubco and SPAC, on the other hand, are of the opinion that several Scheme Shareholders have, before the Record Date, been party to a Share Splitting in an attempt to obtain an advantage in terms of the aggregate cash consideration to be received in accordance with clause 4.4(b), then the parties must consult in good faith to determine whether such matters have arisen and, if agreement is reached among the parties following such consultation, BTH must give notice to those Scheme Shareholders:

(i) setting out the names and registered addresses of all of them;

(ii) stating that opinion; and

(iii) attributing to one of them specifically identified in the notice the BTH Shares held by all of them,

and, after the notice has been so given, the Scheme Shareholder specifically identified in the notice shall, for the purposes of the Scheme, be taken to hold all those BTH Shares and each of the other Scheme Shareholders whose names are set out in the notice shall, for the purposes of the Scheme, be taken to hold no BTH Shares.

(e)

If on the application to the Court by BTH under section 411(1) of the Corporations Act for orders convening the Scheme Meeting, the Court determines that the scale back mechanism in this clause 4.4 would result in the creation of a separate class of members for the purposes of voting on the Scheme, because it would result in Scheme Shareholders who are on the BTH Share Register as of 12:01am on the date of this deed who make a valid Cash Election receiving all cash consideration for up to their first 5,000 Scheme Shares, the parties agree to amend the scale back mechanism in clause 4.4(b) (and in the corresponding provision in the Scheme) so that no such separate class is created.

4.5	Fractional entitlements

(a)

Where the calculation of the aggregate number of New Pubco Shares to be issued to a particular Scheme Shareholder would result in the issue of a fraction of a New Pubco Share, the number will be rounded down to the nearest whole number of New Pubco Shares.

(b)

Where the calculation of the aggregate cash consideration payable to a particular Scheme Shareholder would result in the payment of a fraction of a cent, the amount will be rounded down to the nearest cent.

(c)

If BTH, on the one hand, or Pubco and SPAC, on the other hand, are of the opinion, formed reasonably, that several Scheme Shareholders, each of which holds a holding of BTH Shares which results in a rounding under this clause 4.5,

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have, before the Record Date, been party to Share Splitting in an attempt to obtain an advantage by reference to such rounding, then the parties must consult in good faith to determine whether such matters have arisen and, if agreement is reached among the parties following such consultation, BTH must give notice to those Scheme Shareholders:

(i)	setting out the names and registered addresses of all of them;

(ii)	stating that opinion; and

(iii)

attributing to one of them specifically identified in the notice the BTH Shares held by all of them, and, after the notice has been so given, the Scheme Shareholder specifically identified in the notice shall, for the purposes of the Scheme, be taken to hold all those BTH Shares and each of the other Scheme Shareholders whose names are set out in the notice shall, for the purposes of the Scheme, be taken to hold no BTH Shares.

4.6	Ineligible Foreign Shareholders

(a)	Pubco has no obligation to allot or issue New Pubco Shares to an Ineligible Foreign Shareholder under the Scheme and, instead:

(i)	Pubco must issue the New Pubco Shares attributable to, and which would otherwise be required to be provided to, the Ineligible Foreign Shareholder under the Scheme to the Sale Agent;

(ii)

Pubco must procure that, within 30 Business Days after the Implementation Date, the Sale Agent, in consultation with Pubco, sells or procures the sale (including on an aggregated or partially aggregated basis), in the ordinary course of trading on the NASDAQ, of all the New Pubco Shares issued to the Sale Agent and remits to Pubco the proceeds of sale (after deduction of any applicable brokerage, stamp duty and other costs, taxes and charges) (the Proceeds); and

(iii)

Pubco must, within 5 Business Days after receipt of the Proceeds from the Sale Agent, pay, or procure the payment, to each Ineligible Foreign Shareholder the amount calculated in accordance with the following formula and rounded down to the nearest cent:

A = (B/C) x D

where

A is the amount to be paid to the Ineligible Foreign Shareholder;

B is the number of New Pubco Shares attributable to, and that would otherwise have been issued to, that Ineligible Foreign Shareholder had it not been an Ineligible Foreign Shareholder and which are instead issued to the Sale Agent;

C is the total number of New Pubco Shares attributable to, and which would otherwise have been issued to, all Ineligible Foreign Shareholders collectively and which are instead issued to the Sale Agent; and

D is the Proceeds (as defined in clause 4.6(a)(ii)).

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(b)

None of Pubco, SPAC, BTH or the Sale Agent gives any assurance as to the price that will be achieved for the sale of New Pubco Shares described in this clause 4.5(a), and the sale of the New Pubco Shares under this clause 4.5(a) will be entirely at the risk of the Ineligible Foreign Shareholder.

(c)	Pubco must appoint the Sale Agent at least two weeks prior to the Scheme Meeting, which Sale Agent shall be subject to the prior written consent of BTH.

4.7	Scrip Consideration

Pubco covenants in favour of BTH (in its own right and on behalf of the Scheme Shareholders) that:

(a)	the New Pubco Shares to be issued under the Scheme will rank equally in all respects with each existing share (if any) of the same class and will have the rights set out in the Pubco A&R Articles; and

(b)

each New Pubco Share will be duly and validly issued in accordance with all applicable laws and the Pubco A&R Articles, fully paid and free from any mortgage, charge, lien, encumbrance, pledge or other security interest (including any ‘security interest’ within the meaning of section 12 of the Personal Property Securities Act 2009 ((Cth)).

4.8	Dealings in BTH Shares and provision of Cash Election updates and BTH Share Register

(a)	In order to facilitate the provision of the Scheme Consideration, BTH must provide, or procure the provision of, to Pubco:

(i)	regular written updates of the Cash Elections that have been received in the period up to the Cash Election Time;

(ii)	written details of the final Cash Elections made by each Scheme Shareholder, within 1 Business Day after the Scheme Record Date; and

(iii)

a complete copy of the BTH Share Register as at the Scheme Record Date (which must include the name, Registered Address and registered holding of each Scheme Shareholder as at the Scheme Record Date), within 1 Business Day after the Scheme Record Date.

(b)	The details and information to be provided under clause 4.8(a) must be provided in such form as Pubco may reasonably require.

(c)

BTH will not accept for registration or recognise for any purpose any transmission application or transfer in respect of BTH Shares received after the Scheme Record Date, other than to Pubco in accordance with the Scheme.

(d)

If the Scheme becomes Effective, a Scheme Shareholder (and any person claiming through that holder) must not dispose of or otherwise deal with, or purpose or agree to dispose of or otherwise deal with, any Scheme Shares or any interest in them on or after the Scheme Record Date otherwise than pursuant to this Scheme, and any attempt to do so will have no effect and BTH shall be entitled to disregard any such disposal, purported disposal, agreement or other dealing.

(e)

Each entry which is current on the BTH Share Register as at the Scheme Record Date is the sole evidence of entitlement to the Scheme Consideration in respect of the Scheme Shares relating to that entry.

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(f)

All certificates and statements of holding for Scheme Shares (other than statements of holding in favour of Pubco and its successors in title) will cease to have effect after the Scheme Record Date as documents of title (or evidence thereof) in respect of those shares and, as from that date, each entry current at the date of the BTH Share Register (other than entries in respect of Pubco) will cease to have effect except as evidence of entitlement to the Scheme Consideration in respect of the Scheme Shares relating to that entry.

4.9	BTH Equity Incentives

(a)

BTH confirms and each other party acknowledges that, as at 8.00am on the Second Court Date, BTH must put in place arrangements so that, subject to the Scheme becoming Effective, BTH will take such action as is reasonably necessary to ensure that, by no later than the Scheme Record Date, all BTH Equity Incentives (and any other BTH executive equity incentives (including future grants or incentives)) will be dealt with at the BTH Board’s discretion, provided that no BTH Equity Incentives (or any other BTH executive equity incentives) are in existence on the Business Day prior to the Scheme Record Date and all rights attached to any BTH Equity Incentives have been extinguished, which may include:

(i)

the BTH Board accelerating the vesting of, or waiving any vesting conditions or vesting periods applying to, any or all BTH Equity Incentives (subject to the proper exercise of the BTH Board’s discretion) and exercising (if applicable) and having any applicable restrictions removed in respect of any or all BTH Equity Incentives;

(ii)	BTH making all necessary applications to the ASX for waivers under the Listing Rules (if required);

(iii)

BTH issuing or procuring the issue or transfer of such number of BTH Shares as required by the terms of the BTH Equity Incentives before the Scheme Record Date so that the holders of BTH Equity Incentives can participate as Scheme Shareholders in the Scheme and receive the Scheme Consideration; and

(iv)

BTH amending the terms of any incentive plans as necessary to enable the removal of restrictions applicable to BTH Equity Incentives so that the holders of BTH Equity Incentives can participate as Scheme Shareholders in the Scheme and receive the Scheme Consideration.

(b)

For the avoidance of doubt, the parties agree that the exercise of any discretion by the BTH Board, or any other action, which is in accordance with this clause 4.9 will not be a BTH Material Adverse Change or a BTH Prescribed Occurrence or a breach of any provision of this deed, or give rise to any right to terminate this deed, and will be disregarded when assessing the operation of any other part of this deed.

(c)	BTH must not exercise any discretion to encourage, assist or fund the exercise of any BTH Equity Incentives which are currently out of the money.

4.10	No amendment to Scheme without consent

BTH may not consent to any modification of, or amendment to, or the making or imposition by the Court of any condition in respect of, the Scheme without the prior written consent of SPAC and Pubco, such consent not to be unreasonably withheld, conditioned or delayed.

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4.11	Withholding

Notwithstanding any other provision of this deed, if Pubco determines, having regard to legal or other professional advice, that Pubco is:

(a)

liable to pay an amount to the Commissioner of Taxation under section 14-200 of Schedule 1 to Taxation Administration Act 1953 (Cth) in respect of the acquisition of Scheme Shares from a Scheme Shareholder, or

(b)	required by law (other than a law of the jurisdiction of the SPAC or Pubco) to:

(i)	withhold any amount from a payment (including issuing securities) to a Scheme Shareholder; or

(ii)	not issue a security (or any securities) to a Scheme Shareholder,

Pubco is entitled to:

(c)	withhold the relevant amount (including by not issuing securities), including where such amount is in respect of clause 4.11(a), before making the payment to the Scheme Shareholder; or

(d)	not issue the relevant security (or securities) to the Scheme Shareholder until permitted to do so,

and, in each case, payment of the reduced amount or issue of the reduced number of securities shall be taken to be full payment of the relevant amount for the purposes of this Scheme (including (but not limited to) clause 4.2).

4.12	Tax treatment

The parties acknowledge that each Scheme Shareholder who is an Australian resident shareholder who holds their Scheme Shares on capital account will be eligible for scrip- for-scrip rollover relief under subdivision 124-M of the Tax Act for the non-cash component of the Scheme Consideration, to the extent permitted under the Tax Act, and that an ATO Ruling confirming such treatment will be sought by BTH from the Australian Tax Office.

4.13	Pubco issued capital

The parties acknowledge and agree that the calculations and assumptions set out in the spreadsheet (acknowledged via email by representatives of BTH and SPAC for the purposes of this clause on or prior to the date of this deed) represent, as at the date of this deed, their respective understanding regarding the indicative Pubco issued capital as at the Implementation Date. For the avoidance of doubt, the parties acknowledge and agree that a party will not have breached this clause 4.13, and no other party will have any rights under the SID or any of the Transaction Documents for any breach of this clause 4.13 by a party, in each case to the extent such alleged breach relates to any of the assumptions in the spreadsheet (acknowledged via email by representatives of BTH and SPAC for the purposes of this clause on or prior to the date of this deed) being incorrect or not eventuating on or prior to the Implementation Date.

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5	Implementation

5.1	BTH’s obligations

BTH must take all steps reasonably necessary to implement the Scheme as soon as reasonably practicable and in accordance with the Timetable, including taking each of the following steps:

(a)	(BTH Information) prepare the BTH Information in compliance with all applicable laws (in particular with the Corporations Act, RG 60 and the Listing Rules);

(b)

(drafts of BTH Information) make available to SPAC and Pubco drafts of the BTH Information, consult with SPAC and Pubco in relation to the content of those drafts, and consider in good faith, for the purpose of amending those drafts, comments from SPAC and Pubco on those drafts;

(c)

(approval of SPAC Information and Pubco Information) review the SPAC Information and Pubco Information and seek approval from SPAC and Pubco for the form and context in which the SPAC Information and the Pubco Information, respectively, appears in the Scheme Booklet, which approval SPAC and Pubco must not unreasonably withhold, condition or delay, and BTH must not lodge the Scheme Booklet with ASIC until such approval is obtained from (or unreasonably withheld, conditioned or delayed by) SPAC and Pubco;

(d)	(liaison with ASIC):

(i)

as soon as practicable but no later than 14 days before the First Court Date, provide an advanced draft of the Scheme Booklet to ASIC for its review and approval for the purposes of section 411(2) of the Corporations Act; and

(ii)

liaise with ASIC during the period of its consideration of that draft of the Scheme Booklet and keep the other parties reasonably informed of any matters raised by ASIC in relation to the Scheme Booklet and use reasonable endeavours, in consultation with the other parties, to resolve any such matters;

(e)

(approval of Scheme Booklet) as soon as reasonably practicable after the conclusion of the review by ASIC of the Scheme Booklet, procure that a meeting of the BTH Board, or of a committee of the BTH Board appointed for the purpose, is held to consider approving the Scheme Booklet for despatch to the BTH Shareholders, subject to orders of the Court under section 411(1) of the Corporations Act;

(f)

(section 411(17)(b) statements) apply to ASIC for the production of statements in writing pursuant to section 411(17)(b) of the Corporations Act stating that ASIC has no objection to the Scheme and does not intend to appear before the Court on the First Court Date;

(g)

(first Court hearing) lodge all documents with the Court and take all other reasonable steps to ensure that promptly after, and provided that the approval in clause 5.1(e) has been received, an application is heard by the Court for an order under section 411(1) of the Corporations Act directing BTH to convene the Scheme Meeting;

(h)	(registration of Scheme Booklet) if the Court directs BTH to convene the Scheme Meeting, on the first Business Day after such Court orders are made or as

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soon as possible after such orders are made, request ASIC to register the explanatory statement included in the Scheme Booklet in relation to the Scheme in accordance with section 412(6) of the Corporations Act;

(i)

(updating BTH Information) until the date of the Scheme Meeting, promptly update the BTH Information with any information that arises after the Scheme Booklet has been dispatched that is necessary to ensure that the BTH Information does not contain any material statement that is false or misleading in a material respect (including because of any material omission from that statement);

(j)

(Independent Expert) promptly appoint the Independent Expert to provide the Independent Expert’s Report, and provide assistance and information reasonably required by the Independent Expert to enable it to prepare the Independent Expert’s Report (including any updates to such report) and any other material to be prepared by them for inclusion in the Scheme Booklet (including any updates thereto). Subject to the Independent Expert’s consent (which BTH will seek), provide a near final report from the Independent Expert to SPAC at least 7 Business Days prior to the provision of the Independent Expert’s Report to ASIC for factual accuracy review only;

(k)

(preparation of the Registration Statement) use reasonable best endeavours to assist Pubco in the preparation and filing of the Registration Statement, including by furnishing all information (including the financial statements of the BTH Group) concerning BTH as Pubco or SPAC may reasonably request in connection with such actions and the preparation of the Registration Statement.

(l)

(update Registration Statement) until the date of the SPAC Shareholders Meeting, promptly inform SPAC and Pubco of any information in relation to BTH that BTH is aware of that arises after the Registration Statement has been declared effective that is necessary to ensure that the Registration Statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The parties must consult on the content and presentation of any update or supplement to the Registration Statement, or where appropriate, an announcement to otherwise inform the market of the updated information contemplated by this clause;

(m)

(financial statements) BTH shall deliver to SPAC and Pubco as promptly as practicable after the execution of the BCA with regard to clauses (i) and (iii) below, the true and complete copies of the (i) audited consolidated statement of financial position as of June 30, 2024 and June 30, 2023, and the related audited statements of comprehensive income, changes in equity and cash flows for the years ended June 30, 2024, and June 30, 2023, of BTH Group, together with all related notes and schedules thereto, accompanied by the reports thereon of BTH’s independent auditors (which reports shall be unqualified) (the Audited Financial Statements); (ii) any financial statements or similar reports of BTH required to be included in the Registration Statement, the SPAC Proxy Statement, the Form 6-K filed in connection with and announcing the Closing or any other filings to be made with the SEC in connection with the transactions contemplated by the BCA or any Ancillary Agreement (as defined in the BCA); and (iii) management’s discussion and analysis of financial condition and results of operations prepared in accordance with Item 303 of Regulation S-K of the Exchange Act (as if BTH Group were subject thereto) with respect to the periods described in clause (i), as necessary for inclusion in the Registration Statement (including pro forma financial information). Additionally, BTH shall use reasonable endeavours to provide as soon as reasonably practicable all other audited and unaudited financial statements of BTH Group, and any company or business units acquired by BTH

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Group, as applicable, required under the applicable rules and regulations and guidance of the SEC to be included in the Registration Statement, the SPAC Proxy Statement, the Form 6-K filed in connection with and announcing the Closing (including pro forma financial information). The Audited Financial Statements shall be audited by a PCAOB qualified auditor, in accordance with PCAOB auditing standards;

(n)

(court documents) prepare, and reasonably consult with SPAC and Pubco in relation to the content of, the documents required for the purpose of each of the Court hearings held for the purpose of subsection 411(1) and paragraph 411(4)(b) of the Corporations Act in relation to the Scheme (including originating process, affidavits, submissions and draft minutes of Court orders) and:

(i)	provide drafts of those documents to SPAC and Pubco in a timely manner;

(ii)	provide SPAC and Pubco with a reasonable opportunity to review and comment on those documents before they are lodged or filed with the Court; and

(iii)	consider in good faith, for the purpose of amending drafts of those documents, comments from SPAC and Pubco on those documents;

(o)

(representation) procure that it is represented by counsel at the Court hearings convened for the purposes of subsection 411(1) and paragraph 411(4)(b) of the Corporations Act and allow, and not oppose, any application by SPAC and/or Pubco for leave of the Court to be represented by counsel at such a Court hearing;

(p)	(consultation with SPAC and Pubco in relation to Scheme Booklet) reasonably consult with SPAC and Pubco as to the content and presentation of the Scheme Booklet including:

(i)	providing to SPAC and Pubco drafts of the Scheme Booklet for the purpose of enabling SPAC and Pubco to review and comment on those draft documents;

(ii)	considering in good faith all timely comments made by SPAC and Pubco when producing a revised draft of the Scheme Booklet; and

(iii)

obtaining written consent from SPAC and Pubco for the form and content in which the SPAC Information and Pubco Information appears in the Scheme Booklet (such consent must not be unreasonably withheld, conditioned or delayed by SPAC and Pubco);

(q)

(update Scheme Booklet) until the date of the Scheme Meeting, promptly update the Scheme Booklet with, or where appropriate otherwise inform the market by way of announcement of, any information that arises after the Scheme Booklet has been dispatched that is necessary to ensure that the Scheme Booklet:

(i)	contains all information that is required to be disclosed to BTH Shareholders under any applicable law or RG 60; and

(ii)	is not misleading or deceptive in any material respect and does not contain any material statement that is false or misleading in a material respect.

(r)

(convening Scheme Meeting) take all reasonable steps necessary to comply with the orders of the Court including, as required, despatching the Scheme Booklet to the BTH Shareholders and convening and holding the Scheme Meeting, provided that if this deed is terminated under clause 12, BTH will take all steps reasonably required to ensure the Scheme Meeting is not held;

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(s)

(Court approval application) if the resolution submitted to the Scheme Meeting is passed by the majorities required under section 411(4)(a)(ii) of the Corporations Act (or, where clause 3.6 applies, the majority required under section 411(4)(a)(ii)(B) of the Corporations Act), subject to all other Conditions being satisfied or waived in accordance with this deed (other than the Condition in clause 3.1(d)), apply (and, to the extent necessary, re-apply) to the Court for orders approving the Scheme and, without limiting clause 5.1(s), lodge all relevant documents with the Court and take all other reasonable steps necessary to ensure that such application is heard by the Court at the hearing on the Second Court Date;

(t)

(ASIC and ASX review) keep SPAC and Pubco reasonably informed of any material matters raised by ASIC or ASX in relation to the Scheme Booklet or the Transaction, and consult with and use reasonable endeavours to take into consideration any reasonable comments promptly provided by SPAC and Pubco in relation to such matters raised by ASIC or ASX (provided that, where such issues relate to SPAC Information and/or Pubco Information, BTH must not take any steps to address them without SPAC and Pubco’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed));

(u)

(promoting merits of Transaction and proxy solicitation) consider in good faith SPAC’s and Pubco’s reasonable suggestions regarding shareholder engagement and proxy solicitation actions to promote the Transaction and encourage Scheme Shareholders to vote on the Scheme in accordance with the recommendation of the BTH Board, subject to applicable law and ASIC policy;

(v)

(proxy reports) keep SPAC and Pubco reasonably informed on the status of proxy forms received for the Scheme Meeting, including over the period commencing 10 Business Days before the Scheme Meeting and ending on the deadline for receipt of proxy forms;

(w)	(implementation of Scheme) if the Scheme is approved by the Court:

(i)

subject to the Listing Rules, lodge with ASIC an office copy of the orders approving the Scheme in accordance with section 411(10) of the Corporations Act no later than the Business Day after the date on which the Court order was made (or such later date as agreed in writing by SPAC and Pubco);

(ii)	determine entitlements to the Scheme Consideration as at the Scheme Record Date in accordance with the Scheme;

(iii)	execute proper instruments of transfer and effect and register the transfer of the Scheme Shares to Pubco on the Implementation Date; and

(iv)	do all other things contemplated by or necessary to give effect to the Scheme and the orders of the Court approving the Scheme;

(x)	(suspension of trading) if the Scheme becomes Effective, apply to ASX to suspend trading in BTH Shares with effect from the close of trading on the Effective Date;

(y)	(removal from quotation) if the Scheme becomes Effective, apply to ASX to have BTH removed from the official list of ASX, and quotation of BTH Shares on the

Gilbert + Tobin	page | 24

ASX terminated, with effect on and from the close of trading on the Trading Day immediately following the Implementation Date (unless otherwise directed by SPAC in writing); and

(z)	(compliance with laws) do everything reasonably within its power to ensure that all transactions contemplated by this deed are effected in accordance with all applicable laws and regulations;

5.2	SPAC’s obligations

SPAC must take all steps reasonably necessary to assist BTH to implement the Scheme as soon as reasonably practicable after the date of this deed and in accordance with the Timetable, including taking each of the following steps:

(a)

(SPAC Information) prepare and provide to BTH the SPAC Information for inclusion in the Scheme Booklet in compliance with all applicable laws (in particular under the Corporations Act, RG 60 and the Listing Rules) and consult with BTH as to the content and presentation of the SPAC Information in the Scheme Booklet and (in good faith) take into account any comments on drafts of the SPAC Information provided by or on behalf of BTH;

(b)

(Regulatory notifications) in relation to the Regulatory Approval required to be applied for by SPAC, lodge with any Government Agency within the relevant time periods all documentation and filings required by law to be so lodged by SPAC in relation to the Transaction;

(c)	(confirmation of SPAC Information) promptly after BTH requests that it does so, confirm in writing to BTH that:

(i)	it consents to the inclusion of the SPAC Information in the Scheme Booklet, in the form and context in which the SPAC Information appears; and

(ii)

the SPAC Information in the Scheme Booklet is not misleading or deceptive in any material respect (whether by omission or otherwise), and the inclusion of such SPAC Information, in that form and context, has been approved by the SPAC Board;

(d)	(update SPAC Information) promptly advise BTH in writing if it becomes aware:

(i)	of information which should have been but was not included in the SPAC Information in the Scheme Booklet (including if known at the time), and promptly provide BTH with the omitted information; or

(ii)

that the SPAC Information in the Scheme Booklet is misleading or deceptive in any material respect (whether by omission or otherwise), and promptly provide BTH with any information required to correct the misleading or deceptive statements;

(e)

(Independent Expert) subject to the Independent Expert entering into arrangements with SPAC including in relation to confidentiality in a form reasonably acceptable to SPAC, promptly provide all assistance and information reasonably requested by the Independent Expert to enable it to prepare the Independent Expert’s Report for inclusion in the Scheme Booklet (including any updates to such report);

(f)	(assistance with Scheme Booklet and Court documents) promptly provide any assistance or information reasonably requested by BTH or its Advisers in

Gilbert + Tobin	page | 25

connection with the preparation of the Scheme Booklet (including any supplementary disclosure to BTH Shareholders) and any documents required to be filed with the Court in respect of the Scheme;

(g)

(Court representation) procure that SPAC is represented by counsel at the Court hearings convened in relation to the Scheme, at which, through its counsel or solicitors, SPAC will undertake (if requested by the Court) to do all such things and take all such steps within its power as may be reasonably necessary in order to ensure the fulfilment of its obligations under this deed and the Scheme;

(h)	(compliance with laws) do everything reasonably within its power to ensure that all transactions contemplated by this deed are effected in accordance with all applicable laws and regulations;

(i)

(Registration Statement) use reasonable endeavours to assist Pubco in the preparation and filing of the Registration Statement, including by furnishing all information concerning SPAC as Pubco or BTH may reasonably request in connection with such actions and the preparation of the Registration Statement.

(j)	(consultation with BTH in relation to Registration Statement) reasonably consult with BTH as to the content and presentation of the Registration Statement including:

(i)	providing to BTH drafts of the Registration Statement for the purpose of enabling BTH to review and comment on those draft documents;

(ii)	considering in good faith all timely comments made by BTH when producing a revised draft of the Registration Statement; and

(iii)

obtaining written consent from BTH for the form and content in which the BTH Information appears in the Registration Statement (such consent must not unreasonably withheld, conditioned or delayed by BTH);

(k)

(SPAC Shareholders’ Meeting) as promptly as practicable after the date on which the Registration Statement becomes effective SPAC shall call and hold the SPAC Shareholders Meeting for the purpose of voting solely upon the SPAC Proposals, and SPAC shall hold the SPAC Shareholders Meeting as soon as practicable after the date on which the Registration Statement becomes effective (but in any event no later than 20 Business Days after the date on which the Registration Statement is mailed to SPAC Shareholders). SPAC shall use its reasonable endeavours to obtain the approval of the SPAC Proposals at the SPAC Shareholders Meeting, including by soliciting from its shareholders proxies as promptly as possible in favour of the SPAC Proposals, and shall take all other lawful action necessary or advisable to secure the required vote of its shareholders. SPAC must ensure that the SPAC Board unanimously recommends to its Shareholders that they approve the SPAC Proposals and shall include such recommendation in the Registration Statement and any communication in relation to the Transaction. SPAC may adjourn the SPAC Shareholders Meeting (i) to solicit additional proxies for the purpose of obtaining approval of the SPAC Proposals, (ii) for the absence of a quorum or (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that SPAC has determined in good faith after consultation with outside legal counsel is required under applicable laws and for such supplemental or amended disclosure to be disseminated and reviewed by SPAC Shareholders prior to SPAC Shareholders Meeting; provided, that, without the consent of BTH, SPAC Shareholders Meeting (x) may not be adjourned to a date that is more than 15 days after the date for which SPAC Shareholders Meeting was originally scheduled (excluding any adjournments required by applicable laws) and (y) shall not be held later than 10 Business Days prior to the End Date; and

Gilbert + Tobin	page | 26

(l)	(rollover relief) provide BTH with such assistance and information as may reasonably be requested by BTH for the purposes of obtaining the ATO Ruling from the Australian Taxation Office;

(m)	(Promotion of Transaction) participate in endeavours reasonably requested by BTH or Pubco to promote the merits of the Transaction.

5.3	Pubco’s obligations

Pubco must take all necessary steps to implement the Scheme as soon as is reasonably practicable in accordance with the Timetable, including each of the following:

(a)

(Pubco Board Approval) before 8.00am on the Second Court Date, the Pubco Board must approve the issuance of the New Pubco Shares to be issued as Scheme Consideration, conditional on the Scheme becoming Effective;

(b)

(Scheme Consideration) if the Scheme becomes Effective, procure (to the extent permissible under applicable law) the provision of the Scheme Consideration in the manner and amount contemplated by clause 4 and the terms of the Scheme and the Deed Poll;

(c)	(Deed Poll) by no later than the Business Day prior to the First Court Date, execute and deliver to BTH the Deed Poll;

(d)	(Implementation) if the Scheme becomes Effective, do all things contemplated of it under the Scheme in accordance with the Deed Poll;

(e)

(Pubco Information) prepare and provide to BTH the Pubco Information for inclusion in the Scheme Booklet in compliance with all applicable laws (in particular under the Corporations Act, RG 60 and the Listing Rules) and consult with BTH as to the content and presentation of the Pubco Information in the Scheme Booklet and (in good faith) take into account any comments on drafts of the Pubco Information provided by or on behalf of BTH;

(f)	(confirmation of Pubco Information) promptly after BTH requests that it does so, confirm in writing to BTH that:

(i)	it consents to the inclusion of the Pubco Information in the Scheme Booklet, in the form and context in which the Pubco Information appears; and

(ii)

the Pubco Information in the Scheme Booklet is not misleading or deceptive in any material respect (whether by omission or otherwise), and the inclusion of such Pubco Information, in that form and context, has been approved by the Pubco Board;

(g)	(update Pubco Information) promptly advise BTH in writing if it becomes aware:

(i)	of information which should have been but was not included in the Pubco Information in the Scheme Booklet (including if known at the time), and promptly provide BTH with the omitted information; or

(ii)

that the Pubco Information in the Scheme Booklet is misleading or deceptive in any material respect (whether by omission or otherwise), and promptly provide BTH with any information required to correct the misleading or deceptive statements;

Gilbert + Tobin	page | 27

(h)	(consultation with BTH in relation to Registration Statement) reasonably consult with BTH as to the content and presentation of the Registration Statement including:

(i)	providing to BTH drafts of the Registration Statement for the purpose of enabling BTH to review and comment on those draft documents;

(ii)	considering in good faith all timely comments made by BTH when producing a revised draft of the Registration Statement; and

(iii)

obtaining written consent from BTH for the form and content in which the BTH Information appears in the Registration Statement (such consent must not unreasonably withheld, conditioned or delayed by BTH);

(i)	(Filing of the Registration Statement) as promptly as practicable after the execution of this deed, Pubco shall prepare and file with the SEC the Registration Statement;

(j)	(Foreign private issuer status) use reasonable endeavours to qualify as a foreign private issuer pursuant to Rule 3B-4 of the Exchange Act prior to 8.00am on the Second Court Date;

(k)	(Conversion of Pubco to a Public Limited Company) prior to the First Court Date Pubco will convert from a private limited company to a public limited company; and

(l)	(rollover relief) to facilitate the availability of scrip-for-scrip rollover relief under Subdivision 124-M of the Tax Act for eligible Scheme Shareholders:

(i)	provide BTH with such assistance and information as may reasonably be requested by BTH for the purposes of obtaining the ATO Ruling from the Australian Taxation Office;

(ii)	not make an election under section 124-795(4) of the Tax Act preventing the availability of the rollover relief;

(iii)	if applicable, make any election required under Subdivision 124-M of the Tax Act in relation to the rollover; and

(iv)	no member of the wholly-owned group, of which PubCo is the ultimate holding company, will under this arrangement:

(A)	issue equity to (other than the shares to be issued as contemplated by this deed and the Scheme, being the replacement interest for the purposes of section 124-780 of the Tax Act); or

(B)	raise new debt from;

an entity that is not a member of the wholly-owned group, of which PubCo is the ultimate holding company, and in relation to the issuing of the replacement interest,

Gilbert + Tobin	page | 28

provided that:

(v)	Pubco shall not be required to take any action that will or could reasonably be expected to require a change to the structure of the Scheme or the composition of the Scheme Consideration; and

(vi)	neither Pubco or any of its affiliates will be required to change its classification under a non-Australian Tax law or regulation.

5.4	Conduct of Court proceedings

(a)	BTH, SPAC and Pubco are entitled to separate representation at all Court proceedings affecting the Transaction.

(b)	Nothing in this deed gives any party any right or power to give undertakings to the Court for or on behalf of the other party without that other party’s written consent.

(c)	The parties must give all undertakings to the Court in such Court proceedings which are reasonably required to obtain Court approval and confirmation of the Transaction as contemplated by this deed.

5.5	Appeal process

If the Court refuses to make any orders directing BTH to convene the Scheme Meeting or approving the Scheme:

(a)	each party must consult with the other parties in good faith as to whether to appeal the Court’s decision; and

(b)

BTH must appeal the Court’s decision unless the parties agree otherwise or an independent senior counsel opines that, in their view, an appeal would have no reasonable prospect of success before the End Date.

5.6	Verification

(a)

BTH must undertake reasonable verification processes in relation to the information included in the Scheme Booklet (other than the SPAC Information and the Independent Expert’s Report) so as to ensure that such information is not misleading or deceptive in any material respect (whether by omission or otherwise).

(b)

SPAC must undertake reasonable verification processes in relation to the SPAC Information so as to ensure that such information is not misleading or deceptive in any material respect (whether by omission or otherwise).

5.7	Responsibility statements

The Scheme Booklet will include a responsibility statement to the effect that:

(a)

SPAC will be responsible for the SPAC Information contained in the Scheme Booklet and, to the maximum extent permitted by law, neither BTH, Pubco or Merger Sub will be responsible for any SPAC Information and will disclaim any liability for SPAC Information appearing in the Scheme Booklet;

(b)

Pubco and Merger Sub will be responsible for the Pubco Information in the Scheme Booklet and, to the maximum extent permitted by law, neither BTH or SPAC will be responsible for any Pubco Information and will disclaim any liability for the Pubco Information appearing in the Scheme Booklet;

Gilbert + Tobin	page | 29

(c)

BTH will be responsible for the BTH Information in the Scheme Booklet and, to the maximum extent permitted by law, neither SPAC, Pubco or Merger Sub will be responsible for any BTH Information and will disclaim any liability for the BTH Information appearing in the Scheme Booklet;

(d)

the Independent Expert is responsible for the Independent Expert’s Report, and none of BTH, SPAC, Pubco, Merger Sub or their respective directors or officers assumes any responsibility for the accuracy or completeness of the Independent Expert’s Report; and

(e)

if the Scheme Booklet contains a statement on the letterhead of the BTH tax adviser of the tax consequences of the Scheme and related matters for Scheme Shareholders, that tax adviser is responsible for that letter.

5.8	Disagreement on content

If the parties disagree on the form or content of the Scheme Booklet, they must consult in good faith to try to settle an agreed form of the Scheme Booklet. If complete agreement is not reached after reasonable consultation, then:

(a)

if the disagreement relates to the form or content of any information appearing in the Scheme Booklet other than the SPAC Information or the Pubco Information, the BTH Board will, acting in good faith, decide the final form or content of the disputed part of the Scheme Booklet; and

(b)

if the disagreement relates to the form or content of the SPAC Information or the Pubco information, BTH will make such amendments to the form or content of the disputed part of the SPAC Information or the Pubco Information as SPAC or Pubco, respectively, reasonably requires.

5.9	Good faith co-operation

Each party must procure that its Authorised Persons work (including by attending meetings and by providing information) in good faith and in a timely and co-operative fashion with the other parties to implement the Scheme, to prepare all documents required relating to the Scheme, and to agree and execute the strategy described in clause 6.5.

6	Conduct of business and transitional matters

6.1	Conduct of business – BTH

(a)	Subject to clause 6.1(c), from the date of this deed up to and including the Implementation Date, BTH must, and must ensure that each member of the BTH Group, uses reasonable endeavours to:

(i)

conduct its business and operations in the ordinary and usual course and substantially consistent with the manner in which such business and operation has been conducted in the 12 months prior to the date of this deed;

(ii)

preserve its relationships with material customers, material suppliers, Government Agencies and any others having material business dealings with it, in each case, in all material respects, and to retain the services of its officers and key employees; and

Gilbert + Tobin	page | 30

(iii)	not take or fail to take any action that constitutes a BTH Prescribed Occurrence.

(b)	Subject to clause 6.1(c), from the date of this deed up to and including the Implementation Date, BTH must not, and must procure that the BTH Group does not:

(i)	enter into any line of business or other activity in which the BTH Group is not engaged as of the date of this deed;

(ii)

in respect of any single transaction or series of related or similar transactions, acquire or dispose of any interest in a business, real property, entity or undertaking, the value of which exceeds USD $1,000,000 in aggregate;

(iii)	in respect of any single transaction or series of related or similar transactions, incur or enter into commitments involving capital expenditure in excess of USD $1,000,000 in aggregate;

(iv)

enter into a new employment contract with a potential employee of the BTH Group under which contract the total remuneration payable to that potential employee would exceed USD $300,000 in any 12 month period, other than to replace a role that becomes vacant after the date of this deed as a result of the resignation of an existing employee or in respect of a new employee who is employed in order to fill a role that is vacant as at the date of this deed;

(v)

terminate the employment of, or materially vary the terms of employment of, any individual in respect of which the total annual remuneration is greater than USD $225,000 (other than for cause or in the ordinary course of business);

(vi)

incur any additional financial indebtedness (except for draw-downs on existing banking facilities consistent with BTH’s current budget or to refinance existing financing arrangements or agreements as of the date of this deed, provided that the principal amount of obligations and leverage ratio do not increase in any such refinancing), or guarantee the obligations of any person other than a member of the BTH Group, other than:

(A)	in the usual and ordinary course of business;

(B)	any such financial indebtedness or refinancing (irrespective of what form that takes) to or among members of the BTH Group; or

(C)	in connection with derivative or similar transactions to manage exposure to the fluctuation in the rate or price of currency or interest rates (other than purely for speculative purposes);

(vii)	give or agree to give a financial benefit to a related party of BTH;

(viii)

enter into, materially vary or terminate any contract under which the BTH Group would receive revenue, or make expenditure, of more than USD $500,000 over the life of the contract other than in connection with renewal or replacement of an existing contract in place on the date of this deed on equivalent terms in the ordinary course of business;

Gilbert + Tobin	page | 31

(ix)	settle any legal proceedings, claim, investigation, arbitration or other like proceeding where the settlement amount exceeds USD $500,000;

(x)	declare, pay or distribute any dividend, bonus or other share of its profits or assets or return or agree to return any capital to its members;

(xi)	amend its constitution;

(xii)	alter in any material respect any accounting policy of any member of the BTH Group, other than any change required by applicable accounting standards;

(xiii)	other than as would not be material individually or in the aggregate:

(A)	make, change or revoke any Tax election in a manner inconsistent with past practice;

(B)	adopt, change or revoke any accounting method with respect to Taxes;

(C)	amend any Tax Return in a manner inconsistent with past practice;

(D)	settle or compromise any Tax liability or any Claim, audit or other similar proceeding related to Taxes;

(E)	enter into any closing agreement with respect to any Tax;

(F)	consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment;

(G)	knowingly surrender any claim for a refund of Taxes;

(H)	enter into any Tax allocation, Tax sharing, Tax indemnification or similar agreement or arrangement (other than any customary commercial contract the principal subject of which is not Taxes); or

(I)

take or permit to be taken, or fail to take or permit a failure to take, any action that could reasonably be expected to impair, impede or prevent the Transactions from qualifying for the Intended Tax Treatment, provided that BTH and its Subsidiaries shall only be required to use commercially reasonable endeavours to take or permit to be taken such action or inaction; or

(xiv)	agree to do any of the matters set out above.

(c)	The obligations of BTH under clauses 6.1(a) and 6.1(b) do not apply in respect of any matter or event to the extent:

(i)	required to be done or procured by BTH or BTH Group pursuant to this deed, the BCA or the Scheme;

(ii)	Fairly Disclosed in the BTH Disclosure Letter or the Due Diligence Materials;

(iii)	Fairly Disclosed to the ASX or in a document lodged with ASIC within 24 months before the date of this deed;

Gilbert + Tobin	page | 32

(iv)	SPAC and Pubco have provided prior written consent (such consent not to be unreasonably withheld, conditioned or delayed);

(v)

required to reasonably and prudently respond to an emergency or disaster (including a situation giving rise to a risk of personal injury or damage to property) or as required by or in light of the COVID-19 virus (or any mutation, variation or derivative of that virus) provided that the response does not have a BTH Material Adverse Change;

(vi)

required to reasonably and prudently respond to regulatory or legislative changes (including without limitation changes to subordinate legislation) affecting the business of BTH or a BTH Group Member to a material extent, provided that, to the extent reasonable practicable, BTH has consulted with SPAC and Pubco in good faith in respect of the proposal to take such action or not take such action (as applicable) and considers any reasonable and timely comments or requests of SPAC and/or Pubco in relation to such proposal in good faith;

(vii)

required by any applicable law or regulation, or by an order, injunction or undertaking of a court or Government Agency, or by generally accepted accounting standards or generally accepted accounting principles or any contractual obligation of any member of the BTH Group (but only to the extent such contract was (A) entered into, and a copy of which was Fairly Disclosed to SPAC and Pubco, before the date of this deed or (B) following the date of this deed in accordance with the terms hereof); or

(viii)	which is undertaken in response to a Competing Proposal which is, or would be reasonably likely to be, a Superior Proposal, but only to the extent permitted by clause 9.

6.2	Conduct of business – SPAC

(a)

Subject to clause 6.2(c), from the date of this deed up to and including the Implementation Date, SPAC must, and must ensure that each member of the SPAC Group (other than Pubco and Merger Sub), uses reasonable endeavours to:

(i)

conduct its business and operations in the ordinary and usual course and substantially consistent with the manner in which such business and operation has been conducted in the 12 months prior to the date of this deed;

(ii)

preserve its relationships with material customers, material suppliers, Government Agencies and any others having material business dealings with it, in each case, in all material respects, and to retain the services of its officers and key employees; and

(iii)	not take or fail to take any action that constitutes a SPAC Prescribed Occurrence.

(b)	Subject to clause 6.2(c), from the date of this deed up to and including the Implementation Date, SPAC must not, and must procure that the SPAC Group does not:

(i)	enter into any line of business or other activity in which the SPAC Group is not engaged as of the date of this deed;

Gilbert + Tobin	page | 33

(ii)

in respect of any single transaction or series of related or similar transactions, acquire or dispose of any interest in a business, real property, entity or undertaking, the value of which exceeds USD $1,000,000 in aggregate

(iii)	in respect of any single transaction or series of related or similar transactions, incur or enter into commitments involving capital expenditure in excess of USD $1,000,000 in aggregate;

(iv)

enter into a new employment contract with a potential employee of the SPAC Group under which contract the total remuneration payable to that potential employee would exceed USD $250,000 in any 12 month period, other than to replace a role that becomes vacant after the date of this deed as a result of the resignation of an existing employee or in respect of a new employee who is employed in order to fill a role that is vacant as at the date of this deed;

(v)

terminate the employment of, or materially vary the terms of employment of, any individual in respect of which the total annual remuneration is greater than USD $225,000 (other than for cause or in the ordinary course of business);

(vi)

incur any additional financial indebtedness (except for draw-downs on existing banking facilities consistent with SPAC’s current budget or to refinance existing financing arrangements or agreements as of the date of this deed, provided that the principal amount of obligations and leverage ratio do not increase in any such refinancing), or guarantee the obligations of any person other than a member of the SPAC Group, other than:

(A)	in the usual and ordinary course of business;

(B)	any such financial indebtedness or refinancing (irrespective of what form that takes) to or among members of the SPAC Group; or

(C)	in connection with derivative or similar transactions to manage exposure to the fluctuation in the rate or price of currency or interest rates (other than purely for speculative purposes).

(vii)	give or agree to give a financial benefit to a related party of SPAC;

(viii)	enter into, materially vary or terminate any contract under which the SPAC Group would receive revenue, or make expenditure, of more than USD $500,000 over the life of the contract;

(ix)	settle any legal proceedings, claim, investigation, arbitration or other like proceeding where the settlement amount exceeds USD $500,000;

(x)	declare, pay or distribute any dividend, bonus or other share of its profits or assets or return or agree to return any capital to its members;

(xi)	amend or otherwise change the organisational documents of SPAC or form any Subsidiary of SPAC;

(xii)	alter in any material respect any accounting policy of any member of the SPAC Group, other than any change required by applicable accounting standards;

Gilbert + Tobin	page | 34

(xiii)

acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organisation or enter into any strategic joint ventures, partnerships or alliances with any other person;

(xiv)	other than as would not be material individually or in the aggregate:

(A)	make, change or revoke any Tax election in a manner inconsistent with past practice;

(B)	adopt, change or revoke any accounting method with respect to Taxes;

(C)	amend any Tax Return in a manner inconsistent with past practice;

(D)	settle or compromise any Tax liability or any Claim, audit or other similar proceeding related to Taxes;

(E)	enter into any closing agreement with respect to any Tax;

(F)	consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment;

(G)	knowingly surrender any claim for a refund of Taxes;

(H)	enter into any Tax allocation, Tax sharing, Tax indemnification or similar agreement or arrangement (other than any customary commercial contract the principal subject of which is not Taxes); or

(I)

take or permit to be taken, or fail to take or permit a failure to take, any action that could reasonably be expected to impair, impede or prevent the Transactions from qualifying for the Intended Tax Treatment, provided that SPAC shall only be required to use commercially reasonable endeavours to take or permit to be taken such action or inaction.

(xv)

reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any SPAC securities, but excluding distributions from the Trust Fund to the shareholders of SPAC upon the redemption of their shares that are required pursuant to the organisational documents of SPAC;

(xvi)

issue, sell, pledge, dispose of, grant or encumber, or authorise the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class or other securities of SPAC, or any options, warrants, convertible securities, or other rights of any kind to acquire any shares, or any other ownership interest (including without limitation, any phantom interest) of SPAC;

(xvii)	amend the Trust Agreement or any other agreement related to the Trust Fund; or

(xviii)	agree to do any of the matters set out above.

(c)	The obligations of SPAC under clauses 6.2(a) and 6.2(b) do not apply in respect of any matter or event to the extent:

Gilbert + Tobin	page | 35

(i)	required to be done or procured by SPAC pursuant to this deed, the BCA or the Scheme;

(ii)

Fairly Disclosed in filings of SPAC to NASDAQ, or a publicly available document lodged by it with the SEC, or which would be disclosed in a search of the SEC records or NASDAQ announcements in relation to SPAC, in each case (where the filing, lodgement, record or announcement was made) within the 24 months before the date of this deed;

(iii)	BTH has provided prior written consent (such consent not to be unreasonably withheld, conditioned or delayed);

(iv)

required to reasonably and prudently respond to an emergency or disaster (including a situation giving rise to a risk of personal injury or damage to property) or as required by or in light of the COVID-19 virus (or any mutation, variation or derivative of that virus) provided that the response does not have a SPAC Material Adverse Change;

(v)

required to reasonably and prudently respond to regulatory or legislative changes (including without limitation changes to subordinate legislation) affecting the business of SPAC or a SPAC Group Member to a material extent, provided that, to the extent reasonable practicable, SPAC has consulted with BTH in good faith in respect of the proposal to take such action or not take such action (as applicable) and considers any reasonable and timely comments or requests of BTH in relation to such proposal in good faith; or

(vi)

required by any applicable law or regulation, or by an order, injunction or undertaking of a court or Government Agency, or by generally accepted accounting standards or generally accepted accounting principles or any contractual obligation of any member of the SPAC Group (but only to the extent such contract was (A) entered into, and a copy of which was Fairly Disclosed to BTH, before the date of this deed or (B) following the date of this deed in accordance with the terms hereof).

6.3	Conduct of business – Pubco and Merger Sub

(a)	Each of Pubco and Merger Sub must not, from the date of this deed up to and including Implementation, except to the extent contemplated by this document, the BCA or the Transaction:

(i)

engage in any activities other than (a) the execution of any Transaction Documents to which it is to be a party and (b) the performance of its obligations under this deed or the other Transaction Documents to which it is (or is contemplated to be) a party in furtherance of the Transactions;

(ii)	register the transfer or purported transfer of any Pubco Ordinary Shares and ordinary shares of Merger Sub, respectively;

(iii)	carry on business, grant any right or incur any liability;

(iv)	convert all or any of its shares into a larger or smaller number of shares;

(v)	permit any transfer of its shares to occur, or any encumbrance or trust to be created over or in respect of its shares (or any interest in them);

Gilbert + Tobin	page | 36

(vi)	resolve to reduce its share capital in any way or resolve to reclassify, combine, split or redeem or repurchase directly or indirectly any of its shares;

(vii)	undertake to:

(A)	repurchase, redeem or otherwise acquire any shares of Pubco or Merger Sub, or agree to do any of the foregoing;

(B)	enter into a buy-back agreement; or

(C)	resolve to approve the terms of a buy-back agreement;

(viii)	make or declare, or announce an intention to make or declare, any distribution (whether by way of dividend, capital reduction or otherwise and whether in cash or in specie);

(ix)	undertake to:

(A)	issue any shares;

(B)	grant an option over its shares; or

(C)	agree to make an issue of or grant an option over shares;

(x)	issue or agree to issue securities or other instruments convertible into shares;

(xi)	adopt a new constitution or modify or repeal its constitution or a provision of it;

(xii)	undertake to:

(A)	acquire or dispose of;

(B)	agree to acquire or dispose of; or

(C)	offer, propose, announce a bid or tenders for, any business, entity or undertaking or assets;

(xiii)	create, or agree to create, any encumbrance over or declares itself the trustee of any of its business or property;

(xiv)	merge or consolidate with any other person or restructure, reorganise or completely or partially liquidates or dissolve;

(xv)	undergo an Insolvency Event;

(xvi)	enter into any agreement, contract or commitment;

(xvii)	engage any employee;

(xviii)	incur, assume, guarantee or become liable for any additional financial indebtedness;

(xix)	incur or make any expenditure;

Gilbert + Tobin	page | 37

(xx)	own any real or personal property;

(xxi)	commence any legal proceedings, or threaten to do so;

(xxii)	other than as would not be material individually or in the aggregate:

(A)	make, change or revoke any Tax election in a manner inconsistent with past practice;

(B)	adopt, change or revoke any accounting method with respect to Taxes;

(C)	amend any Tax Return in a manner inconsistent with past practice;

(D)	settle or compromise any Tax liability or any Claim, audit or other similar proceeding related to Taxes;

(E)	enter into any closing agreement with respect to any Tax;

(F)	consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment;

(G)	knowingly surrender any claim for a refund of Taxes;

(H)	enter into any Tax allocation, Tax sharing, Tax indemnification or similar agreement or arrangement (other than any customary commercial contract the principal subject of which is not Taxes); or

(I)

take or permit to be taken, or fail to take or permit to be failed to be taken, any action that could reasonably be expected to impair, impede or prevent the Transactions from qualifying for the Intended Tax Treatment, provided that Pubco or Merger Sub (as applicable) shall only be required to use commercially reasonable endeavours to take or permit to be taken such action or inaction; or

(xxiii)	agree to do any of the matters set out above that it is restricted from doing.

(b)	The obligations of Pubco and Merger Sub under clause 6.2(a) do not apply in respect of any matter or event to the extent:

(i)	required to be done or procured by Pubco or Merger Sub (as applicable) pursuant to this deed, the BCA or the Scheme;

(ii)	BTH has provided prior written consent (such consent not to be unreasonably withheld, conditioned or delayed);

(iii)

required to reasonably and prudently respond to an emergency or disaster (including a situation giving rise to a risk of personal injury or damage to property) or as required by or in light of the COVID-19 virus (or any mutation, variation or derivative of that virus) provided that the response does not have a Pubco Material Adverse Change or a Merger Sub Material Adverse Change;

(iv)

required to reasonably and prudently respond to regulatory or legislative changes (including without limitation changes to subordinate legislation) affecting the business of Pubco or Merger Sub to a material extent, provided that, to the extent reasonable practicable, Pubco and/or Merger Sub (as applicable) has consulted with BTH in good faith in respect of the proposal to take such action or not take such action (as applicable) and considers any reasonable and timely comments or requests of BTH in relation to such proposal in good faith; or

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(v)

required by any applicable law or regulation, or by an order, injunction or undertaking of a court or Government Agency, or by generally accepted accounting standards or generally accepted accounting principles or any contractual obligation of Pubco or Merger Sub (but only to the extent such contract was (A) entered into, and a copy of which was Fairly Disclosed to BTH, before the date of this deed or (B) following the date of this deed in accordance with the terms hereof).

6.4	Access

(a)

Subject to clauses 6.4(b) and 6.4(d), from the date of this deed to the Implementation Date, each of BTH and SPAC must provide the other parties (as applicable) with reasonable access (subject to the Confidentiality Deed) during normal business hours and on reasonable notice to the management, offices, books, records and business operations of BTH or SPAC (as applicable) that the other party (as applicable) reasonably requires for the sole purpose of:

(i)	implementing the Transaction; or

(ii)	any other purpose agreed in writing between the parties (acting reasonably).

(b)	The parties acknowledge that their rights and obligations under clause 6.4(a) shall be subject to the Confidentiality Deed and all applicable laws or requirements of any Government Agency.

(c)	Each party must, and must use reasonable endeavours to procure that its representatives, each of their Related Bodies Corporate and their respective representatives:

(i)	keep all information obtained by it or them as a result of this clause 6.4 confidential in accordance with the terms of the Confidentiality Deed;

(ii)	provide the other party with reasonable notice of any request for information or access; and

(iii)	comply with the reasonable requirements of the other party in relation to any access granted.

(d)	Subject to clause6.4(e), BTH must provide a copy to SPAC, as soon as practicable after they are available, of:

(i)	monthly management accounts and financial reports (including in relation to key financials and business operating metrics of BTH and each BTH Group member); and

(ii)	all financial information from monthly BTH Board packs and/or BTH Board materials.

(e)

Nothing in clause 6.4(a) or 6.4(d) gives a party any rights to undertake further due diligence investigations or any rights as to the decision making of the other party (or its Related Bodies Corporate) or its business, or requires the other party or any of its Related Bodies Corporate to:

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(i)	disclose or make available any information in breach of an obligation of confidentiality to any person or applicable privacy laws;

(ii)	take any action that would be reasonably expected to result in a breach of any applicable law, order, rule or direction of any Government Agency, or the entity’s constituent documents;

(iii)

in relation to BTH only, without limitation to any other party’s obligations and covenants in clause 9, disclose or make available any information concerning the consideration of the Transaction or any actual or potential Competing Proposal (including for the avoidance of doubt any Competing Proposal made prior to the date of this deed) by the other party, or any professional advice in relation to those matters; or

(iv)

provide any confidential, competitively sensitive or privileged information where the provision of such information is reasonably likely to cause prejudice to the commercial or legal interests of the other party taken as a whole, or would be reasonably likely to jeopardise any attorney-client, work product or other legal privilege provided the other party takes reasonable steps to satisfy the reasonable information requests of the party concerning that matter (which includes, for the avoidance of doubt, redacting any confidential, competitively sensitive or privileged information); or

(v)	do anything that would, in the reasonable opinion of the other party (acting in good faith), result in undue disruption to the other party’s and its Related Bodies Corporate’s business.

6.5	Change of control

As soon as practicable after the date of this deed, the parties must:

(a)

seek to identify any change of control, unilateral termination rights, renewal or similar provisions in any material contract to which a member of the BTH Group is party which may be triggered by the implementation of the Transaction (Change of Control Requirements); and

(b)

each acting reasonably, agree a proposed strategy (which, among other things, will have due regard to applicable legal restrictions) to seek any consents or waivers required in accordance with the terms of any identified Change of Control Requirements, and, if agreed between the parties as part of the proposed strategy, to then promptly seek those consents in accordance with the agreed strategy, but on the basis that (unless otherwise agreed in writing between the parties):

(i)	BTH will initiate contact, with the relevant counterparties and request that they provide any consents or confirmations required or appropriate;

(ii)

Neither SPAC or Pubco (or any Person acting on behalf of either of them) may contact any counterparties without BTH’s prior written consent (which is not to be unreasonably withheld, conditioned or delayed);

(iii)

BTH must cooperate with, and provide reasonable assistance to, SPAC and Pubco to obtain such consents or confirmations as expeditiously as reasonably practicable, including by promptly providing any information reasonably required by counterparties, provided that, nothing in this clause 6.5(b)(iii) requires BTH to (or consent to) (A) agree to any amendments to the relevant material contract or (B) pay any monies to the counterparty, other than as provided for in the relevant material contract;

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(iv)

SPAC and Pubco must take all action necessary to comply with any requirements of the counterparties that are reasonably necessary to obtain the relevant consent or confirmation, including providing any information required and entering into parent guarantees or such other forms of guarantee or security as counter-parties may reasonably require and make officers and employees available, where necessary to meet with counter- parties to deal with any issues arising in relation to the matter, provided that, nothing in this clause 6.5(b)(iv) requires SPAC or Pubco (as applicable) to (or consent to) (A) agree to any amendments to the relevant material contract or (B) pay any monies to the counterparty, other than as provided for in the relevant material contract; and

(v)

provided that each other party has complied with this clause 6.5, a failure by a member of the BTH Group to obtain any Third Party consent, waiver or confirmation, or the exercise of a termination right, will not constitute a breach of this deed by BTH and, together with any consequences that arise, will be disregarded when assessing the operation of any other provision of this deed.

6.6	Appointment of directors

Pubco must, as soon as practicable on the Implementation Date, after the Scheme Consideration has been provided to Scheme Shareholders in accordance with the terms of the Scheme, take all actions necessary to put in place the Post-Closing Pubco Board in accordance with the terms of the BCA.

6.7	Integration Committee

(a)	On and from the date of this deed up to and including the Implementation Date, the parties agree to establish a committee (Integration Committee) initially comprising of the following individuals:

(i)	as representatives of BTH: Tom Amos, Wayne Stevenson, David Keane, Cyril Desouza, Charles Chapman and Lucy Rowe; and

(ii)	as representative of SPAC: Harsh Shethia.

(b)	The role of the Integration Committee will be to act as a forum for discussion and planning in respect of:

(i)	the performance of the business of BTH;

(ii)	implementation of the Transaction in accordance with this deed;

(iii)	matters related to integration planning, including employee retention and incentivisation, stakeholder engagement and communications, business operations and functions or processes; and

(iv)	the process referred to in clause 6.5.

(c)

The Integration Committee will meet not less than once every two weeks, commencing on the one-week anniversary of the date of this deed, and at such other times as agreed between the members of the Integration Committee from time to time. Meetings may be held via telephone or other forms of technology that provide representatives with an opportunity to participate.

(d)	The parties acknowledge and agree that:

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(i)

the Integration Committee is a discussion and planning forum only, and the members of the Integration Committee do not have power to bind the other party or to give any consent, approval or waiver on behalf of such other party;

(ii)	nothing in this clause 6.7 or elsewhere in this deed requires a party to:

(A)	act at the direction of the other party or is intended to create a relationship of partnership, joint venture or similar between the parties; or

(B)	take any action that would reasonably be expected to conflict with or violate the entity’s constituent documents or any law;

(iii)	the respective businesses of SPAC and the BTH Group are to continue to operate independently until, and subject to, the implementation of either Transaction; and

(iv)

nothing in this clause 6.7 requires any of BTH’s representatives on the Integration Committee to do anything which would unduly interfere with their responsibilities to BTH and the ongoing conduct of BTH’s business.

6.8	Tax Covenants

(a)

(Transfer Taxes) the parties shall ensure that all Transfer Taxes incurred in connection with this deed, or the consummation of the Scheme, BCA, this deed or other transactions contemplated by the BCA or this deed are timely paid in full to the applicable taxing authorities, and Pubco shall file, or cause to be filed, all necessary Tax Returns with respect to all such Transfer Taxes. The parties shall use commercially reasonable endeavours to obtain any certificate or other document from any Government Agency or any other person or take any other reasonable action as may be necessary to mitigate, reduce or eliminate any Transfer Tax that could be imposed in connection with the Scheme, BCA, this deed or other transactions contemplated by the BCA or this deed.

(b)

(Tax Reporting) to the greatest extent permitted by applicable law, each of the parties agrees not to make any Tax filing or otherwise take any position inconsistent with the Scheme, BCA, this deed or other transactions contemplated by the BCA or this deed qualifying for the Intended Tax Treatment, and to cooperate with each other party to make any filings, statements or reports required to effect, disclose or report the Scheme, BCA, this deed or other transactions contemplated by the BCA or this deed as qualifying for the Intended Tax Treatment. No such party shall assert that such reporting is not permitted by law, or otherwise take a position inconsistent with the Intended Tax Treatment, unless (i) such party first makes a determination in good faith based on advice of a law firm or accounting firm that such reporting is not permitted by applicable law and (ii) consults in good faith with the other parties and the Sponsor about such determination. Notwithstanding the foregoing or anything else to the contrary contained in Scheme, BCA, this deed or other transactions contemplated by the BCA or this deed, the parties acknowledge and agree that except as expressly provided in paragraph (x) of Schedule 3 and paragraph (o) of Schedule 5 no party is making any representation or warranty as to the qualification of any of the Scheme, BCA, this deed or other transactions contemplated by the BCA or this deed as a non-taxable transaction for U.S. federal income Tax purposes or as to the effect, if any, that any transaction consummated on, after or prior to the SPAC Merger Effective Time or Scheme Acquisition Effective Time has or may have on the U.S. federal income Tax treatment of the Scheme, BCA, this deed or other

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transactions contemplated by the BCA or this deed. Each of the parties acknowledges and agrees that (A) it has had the opportunity to obtain independent legal and Tax advice with respect to the Scheme, BCA, this deed or other transactions contemplated by the BCA or this deed, and (B) none of BTH, SPAC, Pubco, Merger Sub any other Person shall have any liability or obligation to any person if any transaction is determined not to qualify for the Intended Tax Treatment or otherwise not to qualify as a non-taxable transaction to SPAC’s or BTH shareholders for U.S. federal income Tax purposes except to the extent in breach of a covenant under Section 6.1, Section 6.2 or Section 6.3.

(c)

Merger Sub will elect to be disregarded as an entity separate from Pubco for U.S. federal income tax purposes effective as of the day of its formation and will not subsequently change such classification.

7	Board recommendation

7.1	BTH recommendation

(a)	Subject to clause 7.3, BTH represents and warrants to SPAC and Pubco, as at the date of this deed, that it has been advised by each BTH director that:

(i)	he or she will act in accordance with this clause 7;

(ii)	he or she will recommend that BTH Shareholders vote in favour of the Scheme at the Scheme Meeting;

(iii)

they do not hold any interest, directly or indirectly, that, as far as they are aware, would prevent them from making a recommendation or stating an intention as contemplated in clauses 7.2(a) and 7.2(b), respectively; and

(iv)	he or she intends to vote, or cause to be voted, all BTH Shares which he or she controls in favour of the Scheme at the Scheme Meeting,

in each case, in the absence of a Superior Proposal and subject to the Independent Expert concluding in the Independent Expert’s Report that the Scheme is in the best interests of Scheme Shareholders.

7.2	BTH’s Statement to contain recommendation

Subject to clause 7.3, BTH must procure that the Scheme Booklet and the public announcement contemplated by clause 14.2 includes:

(a)

a unanimous recommendation by the BTH Board that, in the absence of a Superior Proposal and subject to the Independent Expert opining at all times prior to the Second Court Date that the Scheme is in the best interests of BTH Shareholders, BTH Shareholders vote in favour of the Scheme (BTH Recommendation); and

(b)

a statement by each BTH director that he or she intends to vote in favour of the Scheme in respect of all BTH Shares controlled or held by, or on behalf of, that BTH director in the absence of a Superior Proposal and subject to the Independent Expert opining at all times prior to the Second Court Date that the Scheme is in the best interests of BTH Shareholders (BTH Voting Intention).

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7.3	Withdrawal or modification of BTH Recommendation and BTH Voting Intention

(a)	BTH must use its best endeavours to ensure that no director of BTH (both individually and collectively together with the other members of the BTH Board):

(i)	changes, withdraws, qualifies or modifies his or her BTH Recommendation or BTH Voting Intention;

(ii)

makes any public statement or recommendation (A) that is inconsistent with his or her BTH Recommendation and/or BTH Voting Intention of the Scheme or (B) supporting or endorsing a Competing Proposal; or

in each case except:

(iii)

where BTH receives a Competing Proposal and the relevant BTH director determines, after all of SPAC’s rights under clause 9.6 have been exhausted, that the Competing Proposal constitutes a Superior Proposal;

(iv)

where the Independent Expert opines, either prior to the despatch of the Scheme Booklet or prior to the 8:00am on the Second Court Date, that the Scheme is not in the best interests of BTH Shareholders; or

(v)

if permitted by clause 9.7, provided that the actual, proposed or potential Competing Proposal was not directly or indirectly brought by, or facilitated by, a breach by BTH of clauses 9.1, 9.2, 9.3 or 9.4 and BTH has complied with its obligations under clause 9.5.

(b)

SPAC acknowledges and agrees that, notwithstanding any other term of this deed, one or more directors of BTH may not make a recommendation under clause 7.1 or 7.2 or may change, withdraw or modify his or her recommendation without being in breach of clause 7.1 or 7.2, in response to a requirement or request of the Court or a Government Agency that the relevant BTH director abstain or withdraw from making a BTH Recommendation and/or BTH Voting Intention.

(c)

For the purposes of this clause 7, customary qualifications and explanations contained in the Scheme Booklet and any public announcements in relation to a BTH Recommendation or BTH Voting Intention (including, for the avoidance of doubt, the public announcement contemplated by clause 14.2) to the effect that the BTH Recommendation or BTH Voting Intention is made:

(i)	in the absence of a Superior Proposal;

(ii)

in respect of any public announcement issued before the issue of the Scheme Booklet, ‘subject to the Independent Expert concluding in the Independent Expert’s Report (and continuing to conclude) that the Scheme is in the best interests of BTH Shareholders’; and

(iii)

in respect of the Scheme Booklet and any public announcements issued at the time of or after the issue of the Scheme Booklet, ‘subject to the Independent Expert continuing to conclude that the Scheme is in the best interests of BTH Shareholders’, will not be regarded as a failure to make, or an adverse change, withdrawal, adverse modification or adverse qualification of, a BTH Recommendation or BTH Voting Intention.

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(d)

Despite anything to the contrary in this clause 7, a statement made by BTH (or any BTH director) to the effect that no action should be taken by BTH Shareholders pending the assessment of a Competing Proposal by the BTH Board or any statement contemplated by clause 9.6(f) shall not contravene this clause 7.

7.4	SPAC Board Recommendation

SPAC must procure that the SPAC Board unanimously recommends that SPAC Shareholders vote in favour of the SPAC Proposals in any communications in relation to the Transaction with SPAC Shareholders and must not withdraw or change that recommendation or make any public statement or recommendation (a) that is inconsistent with that recommendation or (b) supporting a Competing Proposal.

8	Representations and warranties

8.1	SPAC Warranties

SPAC represents and warrants to BTH, Pubco and Merger Sub each of the SPAC Warranties as at the date of this deed and at 8:00am on the Second Court Date (except where any statement is expressed to be made only at a particular date, in which case it is given only at that date).

8.2	BTH Warranties

BTH represents and warrants to SPAC, Pubco and Merger Sub each of the BTH Warranties as at the date of this deed and at 8:00am on the Second Court Date (except where any statement is expressed to be made only at a particular date, in which case it is given only at that date).

8.3	Pubco Warranties

Pubco represents and warrants to BTH and SPAC each of the Pubco Warranties as at the date of this deed and at 8:00am on the Second Court Date (except where any statement is expressed to be made only at a particular date, in which case it is given only at that date).

8.4	Merger Sub Warranties

Merger Sub represents and warrants to BTH and SPAC each of the Merger Sub Warranties as at the date of this deed and at 8:00am on the Second Court Date (except where any statement is expressed to be made only at a particular date, in which case it is given only at that date).

8.5	Qualifications on SPAC Warranties

The SPAC Warranties are each subject to and are qualified by matters that:

(a)	are provided for in this deed;

(b)	have been Fairly Disclosed by SPAC in a document lodged with the SEC (and publicly available) within 24 months prior to the date of this deed; or

(c)	are within the actual knowledge of BTH or its Advisers as at the date of this deed.

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8.6	Qualifications on Pubco Warranties

The Pubco Warranties are each subject to and are qualified by matters that:

(a)	are provided for in this deed; or

(b)	are within the actual knowledge of BTH or its Advisers or as at the date of this deed.

8.7	Qualifications on BTH Warranties

The BTH Warranties are each subject to and are qualified by matters that:

(a)	are provided for in this deed;

(b)	have been Fairly Disclosed by BTH to ASX or in a document lodged with ASIC (and publicly available) within 24 months prior to the date of this deed;

(c)	have been Fairly Disclosed in the Due Diligence Materials or the BTH Disclosure Letter; or

(d)	would have been Fairly Disclosed to SPAC had SPAC conducted searches 7 days before the date of this deed of public records maintained by:

(i)	ASIC;

(ii)	the register established under the Personal Property Securities Act 2009 (Cth);

(iii)	Land Titles Offices in each Australian State and Territory;

(iv)	IP Australia; and

(v)	the High Court of Australia, Federal Court of Australia and the Supreme Courts of each state and territory in Australia; or

(e)	are within the actual knowledge of SPAC or its Advisers as at the date of this deed.

8.8	No representation or reliance

(a)

Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this deed, except for representations or inducements expressly set out in this deed and (to the maximum extent permitted by law) all other representations, warranties and conditions implied by statute or otherwise in relation to any matter relating to this deed, the circumstances surrounding the parties’ entry into it and the transactions contemplated by it are expressly excluded.

(b)

Each party acknowledges and confirms that it does not enter into this deed in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this deed.

8.9	No survival

Each representation and warranty in clauses 8.1, 8.2, 8.3 and 8.4 is severable and does not survive termination of this deed or implementation of the Scheme, and will be taken to have no further force or effect on and from termination of this deed or implementation of

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the Scheme. No covenant or agreement of any party contained in this deed (other than in clauses 10, 11, 12 and 16.2 to 16.14 (inclusive)) which is to be performed or complied with prior to or at the implementation of the Scheme shall survive the implementation of the Scheme, and will be taken to have no further force or effect on and from implementation of the Scheme.

9	Exclusivity

9.1	No existing discussions

Each party represents and warrants to the other party that, as at the date of this deed, it and each of its Related Bodies Corporate:

(a)	is not participating in any discussions or negotiations with a Third Party that concern, or that could reasonably be expected to lead to, a Competing Proposal;

(b)	has ceased any discussions or negotiations with any Third Party in relation to any actual, proposed or potential Competing Proposal;

(c)

is not a party to any agreement, arrangement or understanding with a Third Party in relation to any actual, proposed or potential Competing Proposal (for the avoidance of doubt, in each case whether in writing or otherwise);

(d)

has ceased to provide or make available any information in relation to such party or any of its Related Bodies Corporate to a Third Party where such information was provided for the purpose of facilitating, or could reasonably be expected to lead to, a Competing Proposal;

(e)

has requested in writing the return or destruction of any information (with such return or destruction to be effected as soon as practicable) in relation to such party or any of its Related Bodies Corporate provided to a Third Party at any time within the 12 months prior to the date of this deed, where such information was provided for the purpose of facilitating, or could reasonably be expected to lead to, a Competing Proposal.

9.2	No-shop

During the Exclusivity Period, each party must not, and must ensure that its Related Bodies Corporate and their respective Authorised Persons do not, directly or indirectly:

(a)	solicit, invite, initiate or encourage any Competing Proposal;

(b)

solicit, invite, initiate or encourage any enquiries, proposals, discussions or negotiations with any Third Party in relation to, or that could reasonably be expected to lead to, an actual, proposed or potential Competing Proposal; or

(c)	communicate any intention to do any of these things referred to in clauses 9.2(a) or 9.2(b).

9.3	No-talk

Subject to clause 9.7 (in respect of BTH only), during the Exclusivity Period, each party must not, and must ensure that its Related Bodies Corporate and their respective Authorised Persons do not, directly or indirectly:

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(a)

facilitate, continue, negotiate, accept or enter into, or offer to facilitate, continue, negotiate, accept or enter into, or participate in, or offer to participate in, negotiations or discussions with any person;

(b)	negotiate, accept or enter into any agreement, arrangement or understanding;

(c)	communicate any intention to do any of these things,

in relation to (or which may reasonably be expected to lead to) an actual, proposed or potential Competing Proposal.

9.4	No due diligence

Subject to clause 9.7 (in respect of BTH only), during the Exclusivity Period, except with the prior written consent of the other parties, each party must not, and must ensure that its Related Bodies Corporate and their respective Authorised Persons do not, directly or indirectly:

(a)

solicit, invite, initiate, or encourage any person (other than the other parties) to undertake due diligence investigations in respect of such party, its Related Bodies Corporate, or any of their businesses and operations, in connection with such person formulating, developing or finalising, or assisting in the formulation, development or finalisation of, an actual, proposed or potential Competing Proposal; or

(b)

disclose, make available to any person (other than the other parties) or permit any such person to receive any non-public information relating to such party, its Related Bodies Corporate, or any of their businesses and operations, in connection with such person formulating, developing or finalising, or assisting in the formulation, development or finalisation of, an actual, proposed or potential Competing Proposal.

9.5	Notification of approaches

(a)	During the Exclusivity Period, each party must promptly notify the other parties in writing of:

(i)

any approach, attempt, inquiry or proposal made by any person to such party, any of its Related Bodies Corporate or any of their respective Authorised Persons, to initiate any discussions or negotiations that concern an actual, proposed or potential Competing Proposal;

(ii)

any request made by any Third Party to such party, any of their respective Related Bodies Corporate, or any of their respective Authorised Persons, for any information relating to such party, its Related Bodies Corporate, or any of their businesses and operations, in connection with such person formulating, developing or finalising, or assisting in the formulation, development or finalisation of, an actual, proposed or potential Competing Proposal; and

(iii)

provision by such party, any of their respective Related Bodies Corporate or any of their respective Authorised Persons of any information concerning the business or operations of such party, its Related Bodies Corporate, or any of their businesses and operations to any Third Party (other than a Government Agency) in connection with an actual, proposed or potential Competing Proposal or any of the things described in clauses 9.5(a)(i) and 9.5(a)(ii),

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whether direct or indirect, solicited or unsolicited, and in writing or otherwise. For the avoidance of doubt, any of the acts described in clauses 9.5(a)(i) to 9.5(a)(iii) may only be taken if permitted by clause 9.7.

(b)

A notice given under clause 9.5(a) must include all material details of the Competing Proposal (including the price (or if not cash, implied value), funding, form of consideration, proposed deal protection provisions, conditions, timing, break fee provisions and other key terms of any Competing Proposal and the identity of the proponent(s) of any such proposal), in each case to the extent known by such party.

(c)	During the Exclusivity Period, each party must promptly provide the other parties with:

(i)	in the case of written materials, a copy of; or

(ii)	in any other case, a written statement of,

any non-public information relating to such party, its Related Bodies Corporate, or any of their businesses and operations made available or received by any person in connection with such person formulating, developing or finalising, or assisting in the formulation, development or finalisation of, an actual, proposed or potential Competing Proposal and which has not previously been provided to the other parties and is not commercially sensitive information of that person.

9.6	Matching right

(a)

If BTH is permitted by virtue of clause 9.7 to engage in activity that would otherwise breach any of clauses 9.3 or 9.4, BTH must ensure that it has in place, or enters into, a confidentiality agreement with the person who has made the applicable Competing Proposal (Rival Acquirer) on customary terms and must not enter into any other agreement, understanding or commitment in respect of a Competing Proposal or a potential Competing Proposal except as permitted by clause 9.6(b).

(b)	If BTH receives an actual, proposed or potential Competing Proposal and as a result, any BTH director proposes to either:

(i)	change, withdraw or modify his or her BTH Recommendation or BTH Voting Intention; or

(ii)

approve or recommend entry into any agreement, commitment, arrangement or understanding relating to the actual, proposed or potential Competing Proposal (other than a confidentiality agreement contemplated by clause 9.6(a)), no BTH director must do so until each of the following has occurred:

(iii)	the relevant BTH director has made the determination contemplated by clause 9.7(b) in respect of that actual, proposed or potential Competing Proposal;

(iv)	BTH has given SPAC written notice (Relevant Notice) of the BTH director’s proposal to take the action referred to in clauses 9.6(b)(i) or 9.6(b)(ii) (subject to SPAC’s rights under clause 9.6(d));

(v)	subject to clause 9.6(c), BTH has given SPAC all information required by clause 9.5(b);

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(vi)	SPAC’s rights under clause 9.6(d) have been exhausted; and

(vii)

the BTH directors have made the determination contemplated by clause 9.7(b) in respect of that actual, proposed or potential Competing Proposal after SPAC’s rights under clause 9.6(d) have been exhausted and after evaluation of any Counter Proposal.

(c)

Prior to giving SPAC the information under clause 9.6(b)(v), BTH must advise the Rival Acquirer that the Rival Acquirer’s name and other details which may identify the Rival Acquirer, as well as the key terms of the actual, proposed or potential Competing Proposal, will be provided by BTH to SPAC on a confidential basis.

(d)

If BTH gives a Relevant Notice to SPAC under clause 9.6(b)(iv), SPAC will have the right, but not the obligation, at any time during the period of 4 Business Days following the receipt of the Relevant Notice, to amend the terms of the Transaction including increasing the amount of consideration offered under the Transaction or proposing any other form of transaction (each a Counter Proposal), and if it does so then the BTH directors must review the Counter Proposal in good faith. If the BTH directors determine that the Counter Proposal would provide an equivalent or superior outcome to BTH and the BTH Shareholders as a whole compared with the Competing Proposal (having regard to the matters noted in clause 9.7(b) and after having received advice from its external legal and financial advisors), then BTH and SPAC must use their reasonable endeavours to agree the amendments to this deed that are reasonably necessary to reflect the Counter Proposal and to enter into an amended agreement to give effect to those amendments and to implement the Counter Proposal as soon as reasonably practicable, and BTH must use reasonable endeavours to procure that the BTH directors recommend the Counter Proposal to the BTH Shareholders and not recommend the applicable Competing Proposal (other than as expressly permitted by this deed).

(e)

For the purposes of this clause 9.6, each successive material modification of any Third Party expression of interest, offer or proposal in relation to an actual, proposed or potential Competing Proposal will constitute a new Competing Proposal and the procedures set out in clause 9.6 must again be followed prior to any BTH Group Member entering into any definitive agreement of the type referred to in clause 9.6(b)(ii) in respect of such actual, proposed or potential Competing Proposal.

(f)	Despite any other provision in this deed, a statement by BTH, the BTH Board or any BTH director only to the effect that:

(i)	the BTH Board has determined that a Competing Proposal is a Superior Proposal and has commenced the matching right process set out in this clause 9.6; or

(ii)	BTH Shareholders should take no action pending the completion of the matching right process set out in this clause 9.6,

does not by itself:

(iii)	constitute an adverse change, withdrawal, adverse modification or adverse qualification of the BTH Recommendation, BTH Voting Intention or an endorsement of a Competing Proposal;

(iv)	contravene this deed;

(v)	give rise to an obligation to pay the Break Fee under clause 10.4; or

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(vi)	give rise to a termination right under clause 12.3.

9.7	Fiduciary out

The restrictions in clauses 9.3 and 9.4 do not apply to restrict BTH or any of its Related Bodies Corporate and their respective Authorised Persons from taking or refusing to take any action with respect to a Competing Proposal (in relation to which there has been no contravention of this clause 9) provided that:

(a)	the Competing Proposal is bona fide and is made by or on behalf of a person that the BTH board considers is of sufficient commercial standing; and

(b)	the BTH board has determined in good faith after:

(i)	consultation with BTH’s financial adviser, that the Competing Proposal is or may reasonably be expected to lead to a Superior Proposal; and

(ii)

receiving written advice from the receiving party’s external legal advisers experienced in transactions of this nature, that failing to take the action or refusing to take the action (as the case may be) with respect to the Competing Proposal would, or would be reasonably likely to, be inconsistent with the fiduciary or statutory duties owed by BTH’s directors under applicable law, or it would otherwise be unlawful not to take that action, provided that the actual, proposed or potential Competing Proposal was not directly or indirectly brought by, or facilitated by, a breach of clauses 9.1, 9.2, 9.3 or 9.4 and BTH has complied with its obligations under clause 9.5.

For the avoidance of doubt, nothing in this clause 9 prevents or restricts BTH from responding to an expression of interest, offer, proposal or discussion in relation to, or that may be reasonably expected to encourage or lead to, an actual, proposed or potential Competing Proposal to (i) acknowledge receipt and/or (ii) advise that Third Party that BTH is bound by the provisions of this clause 9 and is only able to engage in negotiations, discussions or other communications if the fiduciary out in this clause 9.7 applies.

9.8	Compliance with law

(a)	This clause 9 imposes obligations on each party only to the extent that the performance of all or part of those obligations:

(i)	does not constitute unacceptable circumstances as declared by the Australian Takeovers Panel; and

(ii)	is not determined to be unlawful by a court (including by virtue of it being a breach of such party’s board’s fiduciary or statutory duties),

subject to all proper avenues of appeal and review, judicial and otherwise, having been exhausted.

(b)

The parties must not make, or cause or permit to be made, any application to the Australian Takeovers Panel or a court for or in relation to a declaration or determination of a kind referred to in clause 9.8(a).

9.9	Normal provision of information

Nothing in this clause 9 prevents a party from:

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(a)	providing information to its Representatives;

(b)	providing information to any Government Agency;

(c)	fulfilling its legal obligations, including its obligations under the Listing Rules or to any Government Agency;

(d)	providing information to its auditors, customers, financiers, joint venturers and suppliers acting in that capacity in the ordinary course of business and consistent with past practice;

(e)

making presentations to, or responding to enquiries from, brokers, portfolio investors, analysts and institutional lenders and other third parties in the ordinary course of business or promoting the merits of the Transaction;

(f)

engaging with BTH Shareholders or SPAC Shareholders (in their capacity as shareholder) (as applicable) in relation to BTH Group or SPAC Group (as applicable), provided such engagement does not relate to BTH or SPAC (as applicable) soliciting, inviting, encouraging or initiating an actual, proposed or potential Competing Proposal; or

(g)	promoting the merits of the Transaction.

10	BTH Break Fee

10.1	Application

This clause 10 does not apply (and will be of no force or effect) unless and until the condition in clause 3.1(x) is satisfied or waived.

10.2	SPAC declaration

SPAC represents and warrants to BTH that it would not have entered into this deed without the benefit of this clause 10 and it would not have entered into and continued the negotiations leading up to this deed unless SPAC had a reasonable expectation that BTH would agree to enter into a clause of this kind.

10.3	Acknowledgments in relation to BTH Break Fee

(a)

BTH acknowledges that SPAC has incurred and will incur significant costs, including significant opportunity costs, if they enter into this deed and the Scheme is subsequently not implemented. Those costs include external advisory costs, some internal costs of a similar kind, and out-of-pocket expenses.

(b)	BTH represents and warrants that:

(i)	it has received legal advice on this deed and the operation of this clause 10; and

(ii)

it considers this clause 10 to be fair and reasonable and that it is appropriate to agree to the terms in this clause 10 in order to secure the significant benefits to it (and BTH Shareholders) resulting from the Scheme.

(c)	The parties acknowledge that:

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(i)	the amount of the costs is inherently unascertainable and that, even after termination of this deed, the costs will not be able to be accurately ascertained; and

(ii)	the BTH Break Fee represents a genuine and reasonable estimate of cost and loss that SPAC will suffer if the Scheme is subsequently not implemented.

10.4	BTH Break Fee

(a)	BTH must pay to SPAC the BTH Break Fee, within 10 Business Days after receipt of a written demand for payment from SPAC, if, during the Exclusivity Period:

(i)

any member of the BTH Board fails to recommend the Scheme in the manner described in clause 7.2 (including, for the avoidance of doubt, whether or not BTH has used its best endeavours to procure the BTH Recommendation);

(ii)	any member of the BTH Board publicly withdraws or adversely modifies or qualifies their BTH Recommendation;

(iii)	any member of the BTH Board makes a public statement:

(A)	supporting, endorsing or recommending any Competing Proposal;

(B)	to the effect that they no longer support the Scheme; or

(C)

otherwise indicating that they no longer recommend the Transaction or recommend that BTH Shareholders accept or vote in favour of a Competing Proposal of any kind that is announced (whether or not such proposal is stated to be subject to any pre-conditions) during the Exclusivity Period, other than in circumstances where:

(1)

the Independent Expert’s Report (including any update, revision or amendment thereto) of the Independent Expert opines that the Scheme is not in the best interests of Scheme Shareholders (other than where the reason for that opinion is a Competing Proposal);

(2)	clause 7.3(b) applies; or

(3)	BTH is entitled to terminate this deed under clause 12.1;

(iv)

a Competing Proposal is announced before the End Date and, within 12 months of the Competing Proposal being announced, the Competing Proposal results in a person or persons (other than a member of the SPAC Group) completing the Competing Proposal or otherwise obtaining Control of BTH, merging or amalgamating with BTH or acquiring (directly or indirectly) an interest in all or a substantial part of the business or assets of the BTH Group; or

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(v)

SPAC has terminated this deed under clause 12.1(a) and the Transaction does not complete, provided that, for the avoidance of doubt, a statement made by BTH or the BTH Board to the effect that no action should be taken by BTH Shareholders pending the assessment of a Competing Proposal by the BTH Board or any statement contemplated by clause 9.6(f) will not require BTH to pay the BTH Break Fee to SPAC.

(b)

The payment of the BTH Break Fee by BTH to SPAC provided for in this clause 10.4 must be made within 10 Business Days of receipt of a written demand for payment by SPAC unless a finding has been made by a court or Takeovers Panel as described in clause 10.5(e) in which case the amount payable shall be reduced to the amount which either the Takeovers Panel or a court determines does not constitute unacceptable circumstances or is enforceable (as applicable). The demand may only be made after the occurrence of an event referred to in clause 10.4(a).

10.5	Qualifications

(a)	No BTH Break Fee is payable if the Scheme becomes Effective, notwithstanding the occurrence of any event in clause 10.4.

(b)

To the extent that any amounts have already been paid to SPAC under this clause 10 and the Scheme becomes Effective, such amounts must be promptly (and in any event no later than 3 Business Days after the Effective Date) refunded to BTH.

(c)	The BTH Break Fee is not payable by BTH if prior to the BTH Break Fee becoming payable under clause 10.4, BTH was entitled to terminate this deed in accordance with clause 12.1(a).

(d)	The BTH Break Fee is only payable once.

(e)	This clause 10 does not impose an obligation on BTH to pay the BTH Break Fee to the extent (and only to the extent) that the obligation to pay the BTH Break Fee:

(i)	constitutes unacceptable circumstances as declared by the Takeovers Panel; or

(ii)	is held to be unenforceable by one party against another as determined by a court,

after all proper avenues of appeal and review, whether judicial or otherwise, have been exhausted.

(f)

During the course of the Takeovers Panel or court proceedings (including any appeal or review thereof) referred to in clause 10.5(e), the parties must take all reasonable steps to ensure that any such declaration or determination has the minimum effect possible.

(g)

The parties must not make or cause or permit to be made, any application to a court or the Takeovers Panel for or in relation to a determination referred to in clause 10.5(e). If the BTH Break Fee has already been paid to SPAC but clause 10.5(e) applies, SPAC will refund to BTH within 10 Business Days after receipt of a written demand from BTH an amount equal to the difference between the BTH Break Fee and any permitted amount of the Break Fee (unless otherwise required by the Takeovers Panel or a court of competent jurisdiction).

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(h)	For the avoidance of doubt, any part of the BTH Break Fee that would not constitute unacceptable circumstances or that is not unenforceable or unlawful (as applicable) must be paid by BTH.

10.6	Limitation of liability and other claims

(a)	Notwithstanding any other provisions of this deed or the BCA, and except in relation to a Fraud Claim, or wilful or intentional breach of this deed by BTH:

(i)	the maximum liability of BTH to SPAC under or in connection with this deed and the BCA including in respect of any breach of the deed and the BCA will be the BTH Break Fee;

(ii)	payment of the BTH Break Fee pursuant to this deed shall be in full satisfaction of all liabilities of BTH under this deed and the BCA;

(iii)

a payment by BTH in accordance with this clause 10 represents the sole and absolute liability of BTH under or in connection with this deed and the BCA and no further damages, fees, expenses or reimbursements of any kind will be payable by BTH in connection with this deed; and

(iv)	the amount of the BTH Break Fee payable to SPAC under this clause 10 shall be reduced by the amount of any loss or damage recovered by SPAC in relation to a breach of any other clause of this deed.

(b)	Nothing in this clause limits SPAC’s right to seek and obtain, without limitation, injunctive relief or specific performance if BTH breaches or threatens to beach this deed.

11	SPAC Break Fee

11.1	Application

This clause 11 does not apply (and will be of no force or effect) unless and until the condition in clause 3.1(x) is satisfied or waived.

11.2	Acknowledgments in relation to SPAC Break Fee

(a)

Each party acknowledges that, if they enter into this deed and the Scheme is subsequently not implemented, BTH will incur significant costs, including significant opportunity costs. Those costs include external advisory costs, some internal costs of a similar kind and out-of-pocket expenses.

(b)

In the circumstances referred to in clause 11.2(a), BTH has requested provision be made for the costs outlined in this clause 11, in the form of the SPAC Break Fee, without which BTH would not have entered into this deed.

(c)	SPAC represents and warrants that:

(i)	it has received legal advice on this deed and the operation of this clause 11; and

(ii)

it considers this clause 11 to be fair and reasonable and that it is appropriate to agree to the terms in this clause 11 in order to secure the significant benefits to SPAC (and its stakeholders) resulting from the Scheme.

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(d)	The parties acknowledge that:

(i)	the amount of the costs is inherently unascertainable and that, even after termination of this deed, the costs will not be able to be accurately ascertained; and

(ii)	the SPAC Break Fee represents a genuine and reasonable estimate of cost and loss that BTH will suffer if the Scheme is subsequently not implemented.

11.3	SPAC Break Fee

SPAC must pay to BTH the SPAC Break Fee without set-off or withholding, within 10 Business Days after receipt of a written demand for payment from BTH, if:

(a)	BTH has terminated this deed under clause 12.1(a) and the Transaction does not complete; or

(b)

the Court fails to approve the terms of the Scheme (for which the approval of the requisite BTH Shareholders has been obtained) as a result of a material non- compliance by SPAC, Pubco or Merger Sub with any of their respective obligations under this deed.

11.4	Qualifications

(a)	The SPAC Break Fee is only payable once.

(b)	This clause 11 does not impose an obligation on SPAC to pay the SPAC Break Fee to the extent (and only to the extent) that the obligation to pay the SPAC Break Fee:

(i)	constitutes unacceptable circumstances as declared by the Takeovers Panel; or

(ii)	is held to be unenforceable by one party against another as determined by a court,

after all proper avenues of appeal and review, whether judicial or otherwise, have been exhausted.

(c)

During the course of the Takeovers Panel or court proceedings (including any appeal or review thereof) referred to in clause 11.4(b), the parties must take all reasonable steps to ensure that any such declaration or determination has the minimum effect possible.

(d)	The SPAC Break Fee is not payable by SPAC if prior to the SPAC Break Fee becoming payable under clause 11.3, SPAC was entitled to terminate this deed in accordance with clause 12.1(a).

(e)

The parties must not make or cause or permit to be made, any application to a court or the Takeovers Panel for or in relation to a determination referred to in clause 11.4(b). If the SPAC Break Fee has already been paid to BTH but clause 11.4(b) applies, BTH will refund to SPAC within 10 Business Days after receipt of a written demand from SPAC an amount equal to the difference between the SPAC Break Fee and any permitted amount of the SPAC Break Fee (unless otherwise required by the Takeovers Panel or a court of competent jurisdiction).

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(f)	For the avoidance of doubt, any part of the SPAC Break Fee that would not constitute unacceptable circumstances or that is not unenforceable or unlawful (as applicable) must be paid by SPAC.

(g)

To the extent that any amounts have already been paid to BTH under this clause 11 and the Scheme becomes Effective, such amounts must be promptly (and in any event no later than 3 Business Days after the Effective Date) refunded to SPAC.

11.5	Limitation of liability and other claims

(a)

Notwithstanding any other provisions of this deed or the BCA, but subject to clause 11.5(b) and clause 11.5(c), and except in relation to a Fraud Claim, or wilful or intentional breach of this deed by SPAC, Pubco or Merger Sub:

(i)	the maximum liability of SPAC, Pubco and Merger Sub to BTH under or in connection with this deed and the BCA including in respect of any breach of the deed will be the SPAC Break Fee; and

(ii)	payment of the SPAC Break Fee pursuant to this deed shall be in full satisfaction of all liabilities of SPAC, Pubco and Merger Sub under this deed and the BCA;

(iii)

a payment by SPAC in accordance with this clause 11 represents the sole and absolute liability of SPAC, Pubco and Merger Sub under or in connection with this deed and the BCA and no further damages, fees, expenses or reimbursements of any kind will be payable by SPAC, Pubco or Merger Sub in connection with this deed; and

(iv)	the amount of the SPAC Break Fee payable to BTH under this clause 11 shall be reduced by the amount of any loss or damage recovered by BTH in relation to a breach of any other clause of this deed.

(b)	Nothing in this clause limits BTH’s right to seek and obtain, without limitation, injunctive relief or specific performance if SPAC, Pubco and/or Merger Sub breaches or threatens to beach this deed.

(c)	Nothing in clause 11.5(a) limits the liability of Pubco or any other person under clause 4.2 or the Deed Poll.

12	Termination

12.1	Termination by either party

SPAC or BTH may, by notice in writing to the other parties, terminate this deed:

(a)	at any time prior to 8:00am on the Second Court Date if SPAC, Pubco or Merger Sub (in the case of a termination by BTH) or BTH (in the case of a termination by SPAC):

(i)	either:

(A)

is in breach of any of its obligations under this deed (other than a SPAC Warranty, Pubco Warranty, Merger Sub Warranty or a BTH Warranty not being true and correct) or the BCA which would cause a Condition to not be satisfied, or become incapable of being satisfied, before the End Date; or

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(B)

is in breach of a representation and warranty given by them in this deed (being the SPAC Warranties in relation to SPAC, Pubco Warranties in relation to Pubco, Merger Sub Warranties in relation to Merger Sub and BTH Warranties in relation to BTH, as applicable), where that breach of representation and warranty would cause a Condition to not be satisfied, or become incapable of being satisfied before the End Date;

(ii)	the party wishing to terminate has given written notice to the other parties in a timely manner setting out details of the relevant circumstance and stating an intention to terminate this deed;

(iii)

if capable of remedy, the relevant circumstances continue to exist for 10 Business Days (or any shorter period ending at 5.00 pm on the day before the end of the Second Court Date) from the time the notice is given; and

(iv)

the party wishing to terminate is not then in breach of this deed or the BCA which would result in, and has not committed a deliberate act or omission which directly and materially contributed to, a Condition not being satisfied, or becoming incapable of being satisfied, before the time and date specified for its satisfaction (or being satisfied by the End Date, if no such time and date is specified).

(b)	in the circumstances set out in, and in accordance with, clause 3.7; or

(c)

at any time if the Effective Date for the Scheme has not occurred, or will not occur, on or before the End Date, provided that such failure of the Effective Date for the Scheme to occur on or before the End Date is not the result of (i) a breach of this deed or the BCA by the party wishing to terminate which resulted in, or (ii) a deliberate act or omission of the party wishing to terminate which directly and materially contributed to, a Condition not being satisfied on or before the End Date.

12.2	Termination by BTH

BTH may, by notice in writing to SPAC, terminate this deed at any time prior to 8:00am on the Second Court Date if, at any time before then:

(a)	a majority of the BTH Board:

(i)	fails to recommend the Scheme in the manner described in clause 7.2 (including, for the avoidance of doubt, whether or not BTH has used its best endeavours to procure the BTH Recommendation);

(ii)	has changed, withdrawn, qualified or modified their BTH Recommendation of the Scheme in the manner contemplated in clause 7.2; or

(iii)

makes a public statement indicating that they no longer recommend the Transaction or recommend a Competing Proposal (but excluding a statement to the effect that no action should be taken by BTH Shareholders pending assessment of a Competing Proposal by the BTH Board or the completion of the matching right process set out in this clause 9.6), in each case, where expressly permitted by, and in accordance with, this deed (including clause 7.3);

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(b)	for any reason whether or not permitted by this deed, at any time before then, any member of the SPAC Board:

(i)	adversely changes, withdraws, qualifies or modifies its recommendation of the Transaction; or

(ii)	makes a public statement indicating that they no longer recommend the Transaction or recommend a Competing Proposal.

12.3	Termination by SPAC

(a)	SPAC may, by notice in writing to BTH, terminate this deed at any time prior to 8:00am on the Second Court Date if:

(i)	for any reason whether or not permitted by this deed, at any time before then, any member of the BTH Board:

(A)	fails to recommend the Scheme in the manner described in clause 7.2 (including, for the avoidance of doubt, whether or not BTH has used its best endeavours to procure the BTH Recommendation);

(B)	has changed, withdrawn, qualified or modified their BTH Recommendation of the Scheme in the manner contemplated in clause 7.2; or

(C)

make a public statement indicating that they no longer recommend the Transaction or recommend a Competing Proposal (but excluding a statement to the effect that no action should be taken by BTH Shareholders pending assessment of a Competing Proposal by the BTH Board or the completion of the matching right process set out in this clause 9.6); or

(ii)

in any circumstances, a member of the BTH Group enters into a definitive agreement to undertake or implement a Competing Proposal (and, for the avoidance of doubt, this does not include BTH entering into a confidentiality agreement or like agreement in relation to any engagement or action permitted by clause 9.7).

(b)

For the avoidance of doubt, a statement to the effect that no action should be taken by BTH Shareholders pending the assessment of a Competing Proposal by the BTH Board, or any statement contemplated by clause 9.6(f) is not regarded as an adverse change of a recommendation for the purposes of this clause 12.3.

12.4	Other termination events

(a)	This deed is terminable if agreed to in writing by SPAC and BTH.

(b)	This deed terminates automatically, with immediate effect, if the BCA has been terminated in accordance with its terms.

(c)	No party may terminate or rescind this deed, except as permitted under clause 3.7, 12.1, 12.2, 12.3 or 12.4.

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12.5	Effect of termination

(a)

In the event of termination of this deed under clause 3.7, 12.1, 12.2, 12.3 or 12.4 this deed will become void and have no effect, except that the provisions of clauses 8.5 to 8.9, 10, 11, 12 and 16.2 to 16.14 (inclusive) survive termination.

(b)	Termination of this deed does not affect any accrued rights of a party in respect of a wilful and material breach of this deed prior to termination or in connection with any Fraud Claim.

12.6	Pubco name after termination

In the event of termination of this deed, Pubco shall promptly, and in any event within 2 Business Days of such termination, take all actions necessary to cause its name to be changed such that it no longer contains any reference to “Bigtincan” or any other name related to BTH.

13	Releases

13.1	Release of BTH Indemnified Parties

(a)

Subject to any restrictions imposed by law, SPAC, Pubco and Merger Sub each releases any and all rights that it may have as at the date of this deed and from time to time, and agrees with BTH that it will not make any Claim, against any BTH Indemnified Party in connection with:

(i)	any breach of any covenant, representation or warranty given by BTH under this deed;

(ii)	any disclosures containing any statement which is false or misleading (whether by omission or otherwise); or

(iii)	any failure to provide information,

except where a BTH Indemnified Party has engaged in fraud or wilful misconduct or concealment. To avoid doubt, nothing in this clause 13.1(a) limits the rights of SPAC to terminate this deed under clause 12.

(b)	BTH receives and holds the benefit of clause 13.1(a) as trustee for the BTH Indemnified Parties.

13.2	Release of SPAC Indemnified Parties

(a)

Subject to any restrictions imposed by law, BTH releases any and all rights that it may have as at the date of this deed and from time to time, and agrees with SPAC, Pubco and Merger Sub that it will not make any Claim, against any SPAC Indemnified Party in connection with:

(i)	any breach of any covenant, representation or warranty given by SPAC, Pubco or Merger Sub under this deed;

(ii)	any disclosure containing any statement which is false or misleading (whether by omission or otherwise); or

(iii)	any failure to provide information,

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except where a SPAC Indemnified Party has engaged in fraud or wilful misconduct or concealment. To avoid doubt, nothing in this clause 13.2(a) limits the rights of BTH to terminate this deed under clause 12.

(b)	SPAC receives and holds the benefit of clause 13.2(a) as trustee for the SPAC Indemnified Parties.

13.3	Directors’ and officers’ indemnity and insurance

(a)

SPAC acknowledges that, notwithstanding any other provision of this deed, BTH will, prior to the Implementation Date, enter into arrangements to secure directors and officers run-off insurance for up to a 7 year period from the Implementation Date on terms consistent with the directors and officers run-off insurance policy BTH has in place at the date of this deed (including pay any premiums and any amounts necessary to ensure such run off is in place prior to the Implementation Date, and that any actions to facilitate that insurance or in connection therewith will not, by themselves, be a BTH Material Adverse Change or BTH Prescribed Occurrence or breach any provision of this deed, provided that:

(i)

BTH must use reasonable endeavours to obtain the directors and officers run-off insurance from a reputable insurer on terms consistent with the directors and officers run-off insurance policy BTH has in place at the date of this deed;

(ii)

BTH keeps SPAC reasonably informed of progress in relation to the directors and officers run-off insurance and provides Pubco with all information reasonably requested by Pubco in connection with the progress of obtaining the directors and officers run-off insurance; and

(iii)

BTH consults with SPAC in advance in relation to the progress of obtaining, and all material communications with potential providers regarding, the directors and officers run-off insurance (including, but not limited to, pricing).

(b)

Subject to the Scheme becoming Effective and implementation of the Transaction, Pubco undertakes in favour of BTH and each other person who is a BTH Indemnified Party that it will, and that it will cause its Related Bodies Corporate to:

(i)

for a period of 7 years from the Implementation Date, ensure that the constitutions of BTH and each other BTH Group member continue to contain such rules as are contained in those constitutions at the date of this deed that provide for each company to indemnify each of its current and previous directors and officers against any liability incurred by that person in his or her capacity as a director or officer of the company to any person other than a BTH Group member; and

(ii)

procure that BTH and each other BTH Group member complies with any deeds of indemnity, access and insurance made by them in favour of their respective directors and officers from time to time and, without limiting the foregoing, not take any deliberate action which would prejudice or adversely affect any directors’ and officers’ runoff insurance cover taken out prior to the Implementation Date.

(c)

The undertakings contained in this clause 13.3 are subject to any Corporations Act restriction, or any restriction in the law of a jurisdiction in which an entity is incorporated, and will be read down accordingly.

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(d)	BTH receives and holds the benefit of this clause 13.3 as trustee for each director and officer of a member of the BTH Group.

14	Confidentiality and Public Announcement

14.1	Confidentiality

Each party agrees and acknowledges that the Confidentiality Deed:

(a)	continues to operate in full force and effect after the date of this deed; and

(b)	survives any termination of this deed,

in each case subject to, and in accordance with, the terms of the Confidentiality Deed.

14.2	Public announcements on execution

(a)

Immediately after the execution of this deed, BTH must issue a public announcement in a form which has been agreed to in writing by SPAC (which agreement must not be unreasonably withheld, conditioned or delayed).

(b)

The BTH announcement must include a unanimous recommendation by the BTH Board to BTH Shareholders that, in the absence of a Superior Proposal and subject to the Independent Expert concluding in the Independent Expert’s Report (and continuing to conclude) that the Scheme is in the best interest of BTH Shareholders, BTH Shareholders vote in favour of the Scheme and all the BTH Board members will vote (or will procure the voting of) all director BTH Shares at the time of the Scheme Meeting in favour of the Scheme at the Scheme Meeting.

(c)

As soon as reasonably practicable, and in any event within four Business Days, after execution of this deed, SPAC must file a Current Report on Form 8-K pursuant to the SEC to report the execution of this deed, in a form which has been agreed to in writing by BTH (which agreement must not be unreasonably withheld, conditioned or delayed).

(d)

The SPAC Proxy Statement must include a unanimous recommendation by the SPAC Board to the SPAC Shareholders that SPAC Shareholders vote in favour of the SPAC Proposals and each SPAC Board member will vote (or will procure the voting of) all SPAC Shares held by that SPAC Board member (or in respect of which that SPAC Board member controls the exercise of any voting rights attaching to the SPAC Shares) at the time of the SPAC Shareholders’ Meeting in favour of the SPAC Proposals at the SPAC Shareholders’ Meeting.

14.3	Further public announcements

(a)	Subject to clause 14.3(b), the parties must:

(i)

consult with each other before issuing and, to the extent practicable, give each other a reasonable opportunity to review and consider in good faith the views of the other party regarding, any press release or other public statement with respect to the Transaction; and

(ii)	must not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law, fiduciary duties or the Listing Rules.

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(b)	The provisions of clause 14.3(a) do not apply to:

(i)	any announcement, document or publication in connection with a Competing Proposal or withdrawal of a BTH Board recommendation; or

(ii)

any disclosure by BTH or SPAC of any information concerning this deed or the transactions contemplated by this deed in connection with any dispute between the parties regarding this deed, the Scheme or the transactions contemplated by this deed.

15	Notices

15.1	Service of notices

(a)	A notice, consent or other communication under this deed (Notice) is only effective if:

(i)	it is in writing, signed by or on behalf of the party giving it; and

(ii)	it is directed to the recipient’s address for notices as follows:

BTH

Address:	Level 5, 126 Phillip St, Sydney NSW 2000
E-mail:	lucy.rowe@automicgroup.com.au
Attn:	Lucy Rowe

with a copy to Gilbert + Tobin:

Address:	Level 35, Tower 2, International Towers Sydney, 200 Barangaroo Avenue, Barangaroo, NSW 2000
E-mail:	ccondoleon@gtlaw.com.au / wbainbridge@gtlaw.com.au / shorton@gtlaw.com.au / awong@gtlaw.com.au
Attn:	Costas Condoleon, Wes Bainbridge, Sarah Horton, Angus Wong

with a copy to Allen Overy Shearman Sterling US LLP

Address:	2601 Olive Street, 17th Floor
Dallas, Texas 75201
Email:	alain.dermarkar@aoshearman.com; robert.cardone@aoshearman.com; michael.walraven@aoshearman.com
Attn:	Alain Dermarkar; Robert J. Cardone; Michael Walraven

SPAC

Address:	Century Yard, Cricket Square, Elgin Avenue, PO Box 1111, George Town, Grand Cayman, Cayman Islands KY1-1102
E-mail:	hshethia@investcorp.com; dclinton@investcorp.com
Attn:	Harsh Shethia; Dean Clinton

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with a copy to Clayton Utz:

Address:	Level 15, 1 Bligh Street, Sydney NSW 2000 Australia
E-mail:	rmoriarty@claytonutz.com
Attn:	Rory Moriarty

Pubco or Merger Sub

Address:	Century Yard, Cricket Square, Elgin Avenue, PO Box 1111, George Town, Grand Cayman, Cayman Islands KY1-1102
E-mail:	hshethia@investcorp.com; dclinton@investcorp.com
Attn:	Harsh Shethia; Dean Clinton

with a copy to: Clayton Utz:

Address:	Level 15, 1 Bligh Street, Sydney NSW 2000 Australia
E-mail:	rmoriarty@claytonutz.com
Attn:	Rory Moriarty

(b)

If a party changes address and fails to notify the other party of this change and the new address, delivery of Notices to a new address, or otherwise brought to the attention of the addressee, are deemed to be in compliance with the notice obligations under this clause 15.1.

15.2	Effective on receipt

A Notice given in accordance with clause 15.1 takes effect when received (or at a later time specified in it), and is taken to be received:

(a)	if hand delivered, on delivery;

(b)

if sent by prepaid post or internationally recognized delivery service, the Business Day after the date of posting (or the seventh Business Day after the date of posting if posted to or from outside Australia); or

(c)	if sent by email:

(i)	when the sender receives an automated message confirming delivery; or

(ii)	2 hours after the time sent (as recorded on the device from which the sender sent the email) unless the sender receives an automated message that the email has not been delivered,

whichever happens first,

but if the delivery or transmission under clause 15.2(a) or 15.2(b) is not on a Business Day or is after 5.00pm on a Business Day, the Notice is taken to be received at 9.00am on the Business Day after that delivery, receipt or transmission.

16	General

16.1	Further acts

Each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by law or reasonably requested by any other party to give effect to this deed.

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16.2	Payments

Unless otherwise expressly provided in this deed, where an amount is required to be paid to a party (the Receiving Party) by another party under this deed, that amount shall be paid:

(a)

in immediately available and irrevocable funds by electronic transfer to a bank account or accounts notified by the Receiving Party in writing on or before the due date for payment, or in other such immediately payable funds as the parties may agree; and

(b)	without deduction, withholding or set-off.

16.3	Consents or approvals

Except as expressly provided in this deed, a party may conditionally or unconditionally in its absolute discretion give or withhold any consent or approval under this deed.

16.4	GST

(a)	Any reference in this clause 16.4 to a term defined or used in the GST Act is, unless the context indicates otherwise, a reference to that term as defined or used in that Act.

(b)	Unless expressly included, the consideration for any supply under or in connection with this deed does not include GST.

(c)

To the extent that any supply made by a party (Supplier) to another party (Recipient) under or in connection with this deed is a taxable supply, the Recipient must pay to the Supplier, in addition to the consideration to be provided under this deed but for the application of this clause 16.4(c) for that supply (GST Exclusive Consideration), an amount equal to the amount of the GST Exclusive Consideration (or its GST exclusive market value) multiplied by the rate at which GST is imposed in respect of the supply. This clause 16.4(c) does not apply to any taxable supply under or in connection with this deed that is expressly stated to include GST.

(d)	The amount on account of GST payable in accordance with this clause 16.4 will be paid at the same time and in the same manner as the consideration otherwise payable for the supply is provided.

(e)

Any reference in the calculation of any consideration or of any indemnity, reimbursement or similar amount to a cost, expense or liability incurred by a person (Relevant Expense) is a reference to the relevant expense reduced by an amount equal to any input tax credit entitlement of that person (or of the representative member of any GST group to which the person belongs) in relation to the Relevant Expense. A party will be assumed to have an entitlement to a full input tax credit unless it demonstrates otherwise prior to the date on which the relevant payment or consideration must be provided.

(f)	Unless expressly included, any monetary thresholds specified in this deed are exclusive of GST.

16.5	Stamp duty

Pubco must pay all stamp duties (if any) and any fines and penalties with respect to stamp duty in respect of this deed, the Scheme or the steps to be taken under this deed or the Scheme (including the acquisition or transfer of BTH Shares pursuant to the Transaction).

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16.6	Expenses

Except as otherwise provided in this deed or the BCA, each party will pay its own costs and expenses in connection with the negotiation, preparation, execution, and performance of this deed and the Scheme Booklet and the proposed, attempted or actual implementation of this deed and the Transaction.

16.7	Amendments

This deed may only be varied by a document signed by or on behalf of each of the parties.

16.8	Assignment

A party must not assign or novate this deed or otherwise deal with the benefit of it or a right under it, or purport to do so, without the prior written consent of the other party, which consent may be withheld at the absolute discretion of the party from whom consent is sought.

16.9	Waiver

(a)

Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this deed by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this deed.

(b)	Any waiver or consent given by any party under this deed will only be effective and binding on that party if it is given or confirmed in writing by that party.

(c)	No waiver of a breach of any term of this deed will operate as a waiver of another breach of that term or of a breach of any other term of this deed.

(d)	Nothing in this deed obliges a party to exercise a right to waive any conditional term of this deed that may be in its power.

16.10	Counterparts

(a)

This deed may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes the agreement of each party who has executed and delivered that counterpart. Each counterpart is an original but the counterparts together are one and the same agreement.

(b)	This deed is binding on the parties on the exchange of duly executed counterparts.

(c)

The parties agree that a copy of an original executed counterpart sent by email to the email address of the other party specified in clause 15, instead of the original, is sufficient evidence of the execution of the original and may be produced in evidence for all purposes in place of the original.

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16.11	Entire agreement

This deed, the BCA and the Confidentiality Deed and any other documents specified by the parties for the purposes of this clause 16.11:

(a)	supersede all prior agreements, understandings, negotiations or deeds in respect of their subject matter; and

(b)	embody the entire understanding of the parties and constitutes the entire terms agreed on between the parties with respect to their subject matter.

16.12	No representation or reliance

(a)

Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this deed, except for representations or inducements expressly set out in this deed.

(b)

Each party acknowledges and confirms that it does not enter into this deed in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this deed.

16.13	No merger

The rights and obligations of the parties will not merge on completion of any transaction under this deed. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing any transaction.

16.14	Governing law

(a)	This deed is governed by and will be construed according to the laws of New South Wales.

(b)	Each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of New South Wales and of the courts competent to determine appeals from those courts.

16.15	Service of process

(a)

Without preventing any other mode of service, any document in an action (including any writ of summons or other originating process or any third or other party notice) may be served on any party by being delivered to or left for that party at its address for service of Notices under clause 15.

(b)

SPAC irrevocably appoints Clayton Utz (whose details are set forth in clause 15.1) as its agent for the service of process in Australia in relation to any matter arising out of this deed. If Clayton Utz ceases to act as such or have an address in Australia, SPAC agrees to appoint a new process agent in Australia and deliver to the other parties within 5 Business Days a copy of a written acceptance of appointment by the process agent, upon receipt of which the new appointment becomes effective for the purpose of this deed. SPAC must inform the other parties in writing of any change in the address of its process agent within 20 Business Days of the change.

(c)

Pubco and Merger Sub each irrevocably appoint Clayton Utz (whose details are set forth in clause 15.1) as their agent for the service of process in Australia in relation to any matter arising out of this deed. If Clayton Utz ceases to act as such or have an address in Australia, Pubco and Merger Sub agree to appoint a new process agent in Australia and deliver to the other parties within 5 Business Days a copy of a written acceptance of appointment by the process agent, upon receipt of which the new appointment becomes effective for the purpose of this deed. Pubco and Merger Sub must each inform the other parties in writing of any change in the address of its process agent within 20 Business Days of the change.

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Schedule 1  Dictionary

1	Dictionary

1.1	Defined terms

In this deed, unless the context otherwise requires, the following words and expressions have meanings as follows:

Adviser means any person who is engaged to provide professional advice of any type (including legal, accounting, consulting or financial advice) to the applicable party.

ASIC means the Australian Securities and Investments Commission.

Associate has the meaning given in Division 2 of Part 1.2 of the Corporations Act.

ASX means ASX Limited (ABN 98 008 624 691) or, if the context requires, the financial market operated by it.

ATO Ruling means the class ruling sought by BTH from the Commissioner of Taxation confirming the availability of scrip-for scrip rollover relief under Subdivision 124-M of the Tax Act for eligible Scheme Shareholders in respect of the exchange of the BTH Shares for New Pubco Shares pursuant to the Scheme.

Authorisation means any authorisation, consent, approval, registration, filing, agreement, notice of non-objection, notarisation, certificate, licence, permit, authority or exemption from, by or with a Government Agency.

Authorised Person means, in respect of a person:

(a)	a director, officer, contractor, agent or employee of the person;

(b)	an Adviser of the person; and

(c)	a director, officer or employee of an Adviser of the person.

BCA means the Business Combination Agreement entered into between BTH, SPAC, Pubco and Merger Sub on or about the date of this deed.

BTH Board means the board of directors of BTH as constituted from time to time (including, for the avoidance of doubt, any current or future directors of BTH) (or any committee of the board of directors of BTH constituted from time to time to consider the Transaction on behalf of BTH).

BTH Break Fee means US$2,750,000.

BTH Disclosure Letter means the letter so titled from BTH provided to SPAC, Pubco and Merger Sub on or prior to the date of this deed.

BTH Equity Incentives means:

(a)	the following securities and rights which may convert into BTH Shares:

(i)	13,100,184 “PSARs”;

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(ii)	3,301,232 service rights; and

(iii)	42,748,249 options; and

(b)

any further options or performance rights (or offers, agreements or obligations to issue any of the foregoing) issued in accordance with BTH’s existing employee share and rights plans as consistent with past practice, which may convert into BTH Shares up to a limit of 28,000,000 BTH Shares.

BTH Group means BTH and its Subsidiaries.

BTH Indemnified Parties means each Authorised Person of a member of the BTH Group.

BTH Information means all the information in the Scheme Booklet other than the SPAC Information, the Pubco Information and the Independent Expert’s Report.

BTH Material Adverse Change means any event, occurrence or matter that occurs on or after the date of this deed, and which (individually or when aggregated with other such events, occurrences or matters) has or is reasonably likely to have the effect of diminishing the consolidated annual revenue of the BTH Group for the immediately preceding twelve month period to $100,000,000 or below (calculated after taking into account any event, occurrence or matter on or after the date of this deed that has or could reasonably be expected to have a positive effect on consolidated annual revenue), in each case, other than an event, occurrence or matter:

(a)	required to be done or procured by BTH pursuant to this deed or the Transaction or expressly permitted by this deed or the Scheme or the Transaction Documents;

(b)	to the extent that it was Fairly Disclosed in the BTH Disclosure Letter or the Due Diligence Materials;

(c)	to the extent it was Fairly Disclosed to the ASX or in a document lodged with ASIC within 24 months before the date of this deed;

(d)	to the extent it was actually known by SPAC, Pubco or Merger Sub prior to the date of the deed;

(e)	arising from any act or omission of SPAC, Pubco or Merger Sub or from any action which SPAC, Pubco or Merger Sub has previously approved or requested in writing;

(f)

relating to costs and expenses incurred by BTH associated with the Transaction process, including all fees payable to external advisers of BTH, to the extent such fees are Fairly Disclosed in the BTH Disclosure Letter or the Due Diligence Materials;

(g)	which arise from:

(i)

changes that affect the industry in which the BTH operates generally, provided that such changes do not have a materially and adversely disproportionate effect on BTH or the BTH Group as compared to other participants in the industry in which BTH operates;

(ii)

changes in commodity prices, international or domestic financial markets, exchange rates or interest rates, provided that such changes do not have a materially and adversely disproportionate effect on BTH or the BTH Group as compared to other participants in the industry in which BTH operates;

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(iii)

general economic, political or business conditions, including changes or disruptions to, or fluctuations in, domestic or international financial markets, provided that such changes, disruptions and/or fluctuations do not have a materially and adversely disproportionate effect on BTH or the BTH Group as compared to other participants in the industry in which the BTH Group operates;

(iv)

acts of terrorism, outbreak or escalation of war (whether or not declared), major hostilities, civil unrest, act of god, natural disaster or adverse weather conditions, cyber security incidents or the like;

(v)

general outbreaks or escalation of illness (including COVID-19 or any mutation, variation or derivative) or the like, or from any law, order, rule or direction of any Government Agency in relation thereto, provided that such matters do not have a materially and adversely disproportionate effect on BTH or the BTH Group;

(vi)

changes to accounting standards or policies or the interpretation of them, applicable laws or policies of a Government Agency of an applicable jurisdiction, provided that such matters do not have a materially and adversely disproportionate effect on BTH or the BTH Group;

(vii)

any failure, in and of itself, by BTH or a member of the BTH Group to meet any internal or published projections, forecasts, estimates or predictions of revenues, earnings or other financial or operating metrics for any period (but this exception will not prevent the underlying cause or contributing factor of any such failure, if not falling within any other exception in this definition, from being taken into account in determining whether there has been a BTH Material Adverse Change); or

(viii)

the announcement of, or entry into, or performance of obligations under, this deed and consummation of the transactions contemplated hereby (including, to the extent it arises out of the entry into or performance of those obligations, any loss of or adverse change in the relationship of BTH and any member of the BTH Group with their respective employees, customers, partners (including joint venture partners), creditors, suppliers, contractors or other contractual counterparties as at the date of this deed, including the loss of any contract).

BTH Prescribed Occurrence means the occurrence of any of the following:

(a)	BTH converts all or any of its shares into a larger or smaller number of shares (see section 254H of the Corporations Act);

(b)	any member of the BTH Group resolves to reduce its share capital in any way;

(c)	any member of the BTH Group:

(i)	enters into a buy-back agreement; or

(ii)	resolves to approve the terms of a buy-back agreement under subsections 257C(1) or 257D(1) of the Corporations Act;

(d)	any member of the BTH Group declares, pays or distributes any dividend;

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(e)	any member of the BTH Group issues shares, or grants an option over its shares, or agrees to make such an issue of shares or grant such an option, other than:

(i)	where the shares or other securities are issued, or where the options are granted, to BTH or an entity which is a wholly-owned Subsidiary of BTH, provided that BTH itself is not the issuing entity; or

(ii)	in connection with the treatment of the BTH Equity Incentives as contemplated by clause 4.9;

(f)	any member of the BTH Group issues, or agrees to issue, convertible notes;

(g)	any member of the BTH Group disposes, or agrees to dispose, of the whole, or a substantial part, of the business or property of the BTH Group;

(h)

any member of the BTH Group creates or agrees to create any mortgage, charge, lien or other encumbrance over the whole, or a substantial part, of its business or property, other than in the usual and ordinary course of business consistent with past practice; or

(i)	any member of the BTH Group becomes Insolvent,

provided that a Prescribed Occurrence will not include any matter:

(j)	required, expressly permitted or expressly contemplated by this deed, the Transaction or the transactions contemplated by either;

(k)	to the extent it is Fairly Disclosed in filings of BTH with the ASX or in a document lodged with ASIC within 24 months prior to the date of this deed;

(l)	to the extent it is Fairly Disclosed in the BTH Disclosure Letter or the Due Diligence Materials;

(m)	required by law or by an order of a court or Government Agency; or

(n)	the undertaking of which SPAC has previously approved in writing (which approval must not be unreasonably withheld, conditioned or delayed).

BTH Recommendation has the meaning given to the term in clause 7.2(a).

BTH Share means a fully paid ordinary share in the capital of BTH.

BTH Shareholder means each person who is registered in the BTH Share Register as a holder of BTH Shares.

BTH Share Register means the register of members of BTH maintained by or on behalf of BTH in accordance with section 168(1) of the Corporations Act.

BTH Voting Intention has the meaning given to that term in clause 7.2(b).

BTH Warranties means the representations and warranties of BTH set out in Schedule 5.

Business Day means a day that is not a Saturday, Sunday or a public holiday or bank holiday in Sydney, New South Wales Australia and New York, New York United States of America and the Cayman Islands.

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Cash Election Facility Trigger Notice has the meaning given in clause 4.2(d).

Cash Election Form has the meaning given in clause 4.3(a).

Cash Election Time has the meaning given in the Scheme.

Cash Election has the meaning given in clause 4.3(a).

Cash Pool Amount has the meaning given in clause 4.2(e).

Cayman Companies Act means the Companies Act (As Revised) of the Cayman Islands.

Change of Control Requirements has the meaning given to that term in clause 6.5.

Claim means a claim, notice, demand, action, proceeding, litigation, prosecution, arbitration, investigation, judgment, award, damage, loss, cost, expense or liability however arising, whether present, unascertained, immediate, future or contingent, whether based in contract, tort or statute.

Closing has the meaning given in the BCA.

Code means the United States Internal Revenue Code of 1986.

Competing Proposal means:

(a)

in relation to BTH, any offer, proposal, agreement, arrangement or transaction (or expression of interest thereof), whether existing before, on or after the date of this deed, which, if entered into or completed, could mean that a Third Party would:

(i)

directly or indirectly acquire a Relevant Interest in, or have a right to acquire a legal, beneficial or economic interest in, or control of, more than 20% of the securities in any member of the BTH Group;

(ii)	acquire Control of any member of the BTH Group;

(iii)

directly or indirectly acquire or become the holder of, or otherwise acquire or have a right to acquire a legal, beneficial or economic interest in, or control of, all or substantially all or material part of the business or assets of any member of the BTH Group;

(iv)	otherwise directly or indirectly acquire, be stapled with or merge with BTH; or

(v)	require BTH to abandon, or otherwise fail to proceed with, a Transaction,

whether by way of a takeover bid (including a reverse takeover), scheme of arrangement, shareholder approved acquisition or disposal, capital reduction, buy back, sale, lease or purchase of shares, other securities or assets, assignment of assets or liabilities, joint venture, dual listed company (or other synthetic merger), deed of company arrangements, any debt for equity arrangement, recapitalisation, refinancing or other transaction or arrangement; and

(b)	in relation to SPAC:

(i)	any sale of any material assets of SPAC or any of the outstanding share capital or any conversion, consolidation, liquidation, dissolution or similar transaction involving SPAC; or

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(ii)

any transaction or series of related transactions under which SPAC, directly or indirectly, (A) acquires or otherwise purchases any other person, (B) engages in a business combination with any other person or (C) acquires or otherwise purchases all or a material portion of the assets or businesses of any other person (in the case of each of (A), (B) and (C), whether by merger, consolidation, recapitalisation, purchase or issuance of equity or debt securities, tender offer or otherwise).

Condition means a condition set out in clause 3.1 and Conditions means all of them.

Confidentiality Deed means that certain Mutual Non-Disclosure Agreement, dated as of August 3, 2024, by and between SPAC and BTH.

Consultation Notice has the meaning given to that term in clause 3.7(a)(i).

Control has the meaning given under section 50AA of the Corporations Act.

Corporations Act means the Corporations Act 2001 (Cth).

Counter Proposal has the meaning given to that term in clause 9.6(d).

Court means the Supreme Court of New South Wales or any other court of competent jurisdiction under the Corporations Act as the parties may agree in writing.

Deed Poll means the deed poll to be executed by Pubco prior to the First Court Date, substantially in the form set out in Schedule 7.

Due Diligence Materials means the information in relation to the BTH Group disclosed in writing by or on behalf of BTH to SPAC and its Representatives prior to the date of this deed in:

(a)	the Online Data Room; and

(b)	any written answers to requests for further information made by SPAC and its Representatives as contained in the Online Data Room.

EBITDA means underlying earnings before interest, tax, depreciation and amortisation, adjusted to exclude various non-cash, one-time, irregular and non-recurring items, calculated in accordance with the accounting policies and practices applied by the BTH Group as at the date of this deed and used in BTH Group’s 30 June 2024 financial report.

Effective means, when used in relation to the Scheme, the coming into effect, under section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to that Scheme.

Effective Date, with respect to the Scheme, means the date on which the Scheme becomes Effective.

End Date means the later of:

(a)	the date that is 9 months after the date of this deed; and

(b)	such other date and time agreed in writing between SPAC and BTH.

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Exclusivity Period means the period commencing on the date of this deed and ending on the earliest of:

(c)	30 November 2024;

(d)	the Implementation Date; and

(e)	the date this deed is terminated in accordance with its terms.

Exchange Act means the United States Securities Exchange Act of 1934, as amended and the rules and regulations thereunder.

FATA means the Foreign Acquisitions and Takeovers Act 1975 (Cth).

Fairly Disclosed means disclosed in sufficient detail to enable a reasonable and sophisticated recipient of the relevant information who is experienced in transactions of the nature of the Transaction and experienced in a business similar to any business conducted by the BTH Group, to identify the nature, substance and potential impact of the relevant fact, matter, circumstance or event.

FIRB means the Foreign Investment Review Board.

FIRB Approval means the condition specific in clause 3.1(a).

First Court Date means the date the Court first hears the application to order the convening of the Scheme Meeting under section 411(1) of the Corporations Act.

Fraud Claim has the meaning given in the BCA.

GAAP means generally accepted accounting principles as in effect in Australia.

Government Agency means any government or representative of a government or any governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency, competition authority or entity and includes any minister, ASIC, ASX, FIRB and any regulatory organisation established under statute or any stock exchange.

Group means an entity and its Subsidiaries.

GST means a goods and services tax, or similar value added tax, levied or imposed in Australia under the GST Law.

GST Act means the A New Tax System (Goods and Services Tax) Act 1999 (Cth).

GST Exclusive Consideration has the meaning given to that term in clause 16.4(c).

GST Law has the meaning given to it in the GST Act.

Headcount Test means the requirement under section 411(4)(a)(ii)(A) of the Corporations Act that the resolution to approve the Scheme at the Scheme Meeting is passed by a majority in number of BTH Shareholders present and voting, either in person or by proxy.

IFRS means International Financial Reporting Standards.

Implementation Date means, with respect to the Scheme, the fifth Business Day, or such other Business Day as the parties agree, following the Scheme Record Date.

Independent Expert means an expert, independent of the parties, engaged by BTH to opine on the Transaction.

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Independent Expert’s Report means the report from the Independent Expert commissioned by BTH for inclusion in the Scheme Booklet, which includes a statement by the Independent Expert on whether, in its opinion, the Scheme is in the best interests of BTH Shareholders (and the reasons for holding that opinion), and includes any update, revision or amendment of that report by the Independent Expert.

Ineligible Foreign Shareholder means a Scheme Shareholder whose address as shown in the BTH Share Register (as at the Scheme Record Date) is in a place outside Australia and New Zealand, unless SPAC and BTH agree in writing that it is lawful and not unduly onerous or impracticable to issue New Pubco Shares to that Scheme Shareholder on the Implementation Date if the Scheme Shareholder so elects under the Scheme.

Insolvency Event means in relation to a person:

(a)

(insolvency official) the appointment of a liquidator, provisional liquidator, administrator, statutory manager, controller, receiver, receiver and manager or other insolvency official (whether under an Australian law or a foreign law) to the person or to the whole or a substantial part of the property or assets of the person and the action is not stayed, withdrawn or dismissed within 14 days;

(b)	(arrangements) the entry by the person into a compromise or arrangement with its creditors generally;

(c)

(winding up) the calling of a meeting to consider a resolution to wind up the person (other than where the resolution is frivolous or cannot reasonably be considered to be likely to lead to the actual winding up of the person) or the making of an application or order for the winding up or deregistration of the person other than where the application or order (as the case may be) is set aside or withdrawn within 14 days;

(d)	(ceasing business) the person ceases or threatens to cease to carry on business;

(e)	(insolvency) the person is or becomes unable to pay its debts when they fall due within the meaning of the Corporations Act or is otherwise presumed to be insolvent under the Corporations Act;

(f)	(deregistration) the person being deregistered as a company or otherwise dissolved;

(g)	(deed of company arrangement) the person executing a deed of company arrangement;

(h)

(person as trustee or partner) the person incurs a liability while acting or purporting to act as trustee (or co-trustee) or general partner of a trust or partnership (including a limited partnership) and the person is not entitled to be fully indemnified against the liability out of trust or partnership assets because of one or more of the following:

(i)	a breach of trust or obligation as partner by the person;

(ii)	the person acting outside the scope of its powers as trustee or partner;

(iii)	a term of the trust or partnership denying, or limiting, the person’s right to be indemnified against the liability;

(iv)	the assets of the trust or partnership being insufficient to discharge the liability; or

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(i)	(analogous events) anything analogous to those set out in any of paragraphs (a) to (f) inclusive occurs in relation to the person under the laws of a foreign jurisdiction, and a person shall be Insolvent if any event specified in paragraphs (a) to (i) inclusive occurs in respect of that person.

Intended Tax Treatment has the meaning given in the BCA.

Listing Rules means the official listing rules of the ASX or NASDAQ, as the context requires.

Material Adverse Change means, when used in relation to SPAC (a SPAC Material Adverse Change), Pubco (a Pubco Material Adverse Change) or Merger Sub (a Merger Sub Material Adverse Change), (the entity) any event, occurrence or matter that occurs on or after the date of this deed, and which (individually or when aggregated with other such events, occurrences or matters) has or is reasonably likely to have the effect of a material adverse change on assets and liabilities, financial condition, prospects, reputation, business or results of operations of the entity, in each case, other than an event, occurrence or matter:

(a)	required to be done or procured by the entity pursuant to this deed or the Transaction or expressly permitted by this deed or the Scheme or the Transaction Documents;

(b)

in relation to SPAC only, to the extent it was Fairly Disclosed in filings of SPAC to NASDAQ, or a publicly available document lodged by it with the SEC, or which would be disclosed in a search of the SEC records or NASDAQ announcements in relation to SPAC, in each case (where the filing, lodgement, record or announcement was made) within the 24 months before the date of this deed;

(c)	in relation to SPAC only, which is the exercise of Redemption Rights by the SPAC Shareholders;

(d)	to the extent it was actually known by BTH prior to the date of the deed;

(e)	arising from any act or omission of the entity or from any action which BTH has previously approved or requested in writing;

(f)

relating to costs and expenses incurred by the entity associated with the Transaction process, including all fees payable to external advisers of the entity, to the extent such amounts are Fairly Disclosed in writing to BTH; or

(g)	which arise from:

(i)

changes that affect the industry in which the entity operates generally, provided that such changes do not have a materially and adversely disproportionate effect on the entity as compared to other participants in the industry in which the entity operates;

(ii)

changes in commodity prices, international or domestic financial markets, exchange rates or interest rates, provided that such changes do not have a materially and adversely disproportionate effect on the entity as compared to other participants in the industry in which the entity operates;

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(iii)

general economic, political or business conditions, including changes or disruptions to, or fluctuations in, domestic or international financial markets, provided that such changes, disruptions and/or fluctuations do not have a materially and adversely disproportionate effect on the entity as compared to other participants in the industry in which the entity operates;

(iv)

acts of terrorism, outbreak or escalation of war (whether or not declared), major hostilities, civil unrest, act of god, natural disaster or adverse weather conditions, cyber security incidents or the like;

(v)

general outbreaks or escalation of illness (including COVID-19 or any mutation, variation or derivative) or the like, or from any law, order, rule or direction of any Government Agency in relation thereto, provided that such matters do not have a materially and adversely disproportionate effect on the entity;

(vi)

changes to accounting standards or policies or the interpretation of them, applicable laws or policies of a Government Agency of an applicable jurisdiction, provided that such matters do not have a materially and adversely disproportionate effect on the entity; or

(vii)

the announcement of, or entry into, or performance of obligations under, this deed and consummation of the transactions contemplated hereby (including, to the extent it arises out of the entry into or performance of those obligations, any loss of or adverse change in the relationship of the entity with their respective employees, customers, partners (including joint venture partners), creditors, suppliers, contractors or other contractual counterparties as at the date of this deed, including the loss of any contract).

Merger Sub Material Adverse Change has the meaning given in the definition of Material Adverse Change.

Merger Sub Prescribed Occurrence has the meaning given in the definition of Prescribed Occurrence.

Merger Sub Warranties means the representations and warranties in sections 5.02 to 5.13 of the BCA.

Minimum Cash Pool Amount has the meaning given in clause 4.2(d).

NASDAQ means the Nasdaq Stock Market, LLC.

New Pubco Share means a new Pubco Ordinary Share to be issued under the Scheme.

Notice has the meaning given to that term in clause 15.1(a).

Online Data Room means the documents and information (including, for the avoidance of doubt, information and responses to questions or requests for information from SPAC and its Representatives provided by BTH or its Representatives via the “Q&A” function) contained in the Google drive entitled “BTH Investcorp” on the date of this deed, to which SPAC and its Representatives were given access prior to the date of this deed, an electronic copy of which has been provided to SPAC by BTH or its Representatives on (or within 2 days of) the date of this deed.

PCAOB means the United States Public Company Accounting Oversight Board and any division or subdivision thereof.

PIPE Investment has the meaning given in the BCA.

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PIPE Investors has the meaning given in the BCA.

PIPE Subscription Agreements has the meaning given in the BCA.

Plan of Merger has the meaning given in the BCA.

Post-Closing Pubco Board has the meaning given in the BCA.

Prescribed Occurrence means, when used in relation to SPAC (a SPAC Prescribed Occurrence), Pubco (a Pubco Prescribed Occurrence) or Merger Sub (a Pubco Prescribed Occurrence), (the entity) means the occurrence of any of the following:

(a)	the entity converts all or any of its shares into a larger or smaller number of shares;

(b)	any member of the entity’s group resolves to reduce its share capital in any way;

(c)	any member of the entity’s Group:

(i)	enters into a buy-back agreement; or

(ii)	resolves to approve the terms of a buy-back agreement;

(d)	any member of the entity’s Group declares, pays or distributes any dividend;

(e)

any member of the entity’s Group issues shares, or grants an option over its shares, or agrees to make such an issue of shares or grant such an option, other than where the shares or other securities are issued, or where the options are granted, to the entity or an entity which is a wholly-owned Subsidiary of the entity, provided that the entity itself is not the issuing entity;

(f)	any member of the entity’s Group issues, or agrees to issue, convertible notes;

(g)	any member of the entity’s Group disposes, or agrees to dispose, of the whole, or a substantial part, of the business or property of the entity’s Group;

(h)

any member of the entity’s Group creates or agrees to create any mortgage, charge, lien or other encumbrance over the whole, or a substantial part, of its business or property, other than in the usual and ordinary course of business consistent with past practice; or

(i)	any member of the entity’s Group becomes Insolvent,

provided that a Prescribed Occurrence will not include any matter:

(j)	required, expressly permitted or expressly contemplated by this deed, the Transaction or the transactions contemplated by either;

(k)

in relation to SPAC only, to the extent it is Fairly Disclosed in filings of SPAC to NASDAQ, or a publicly available document lodged by it with the SEC, or which would be disclosed in a search of the SEC records or NASDAQ announcements in relation to SPAC, in each case (where the filing, lodgement, record or announcement was made) within the 24 months before the date of this deed;

(l)	required by law or by an order of a court or Government Agency; or

(m)	the undertaking of which BTH has previously approved in writing (which approval must not be unreasonably withheld, conditioned or delayed).

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Pubco A&R Articles has the meaning given in the BCA.

Pubco Board means the board of directors of Pubco.

Pubco Information means such information regarding Pubco that is provided by or on behalf of Pubco or Merger Sub to BTH or the Independent Expert:

(a)	to enable the Scheme Booklet to be prepared and completed in compliance with all applicable laws;

(b)	to enable applications for Regulatory Approvals to be made; and

(c)	otherwise in compliance with Pubco’s or Merger Sub’s obligations under clause 5.3.

Pubco Material Adverse Change has the meaning given in the definition of Material Adverse Change.

Pubco Ordinary Shares has the meaning given in the BCA.

Pubco Warranties means the representations and warranties of Pubco set out in Schedule 4.

Receiving Party has the meaning given to that term in clause 16.2.

Redemption Rights means rights of redemption provided for in Section 36 of the SPAC Articles.

Registered Address means in relation to a Scheme Shareholder, the address shown in the BTH Share Register as at the Scheme Record Date.

Registration Statement has the meaning given to “Proxy/Registration Statement” in the BCA.

Regulatory Approval means:

(a)

any approval, consent, Authorisation, registration, filing, lodgment, permit, franchise, agreement, notarisation, certificate, permission, licence, direction, declaration, authority, waiver, modification or exemption from, by or with a Government Agency; or

(b)

in relation to anything that would be fully or partly prohibited or restricted by law if a Government Agency intervened or acted in any way within a specified period after lodgment, filing, registration or notification, the expiry of that period without intervention or action.

Related Body Corporate has the meaning given in section 50 of the Corporations Act.

Relevant Expense has the meaning given to that term in clause 16.4(e).

Relevant Interest has the meaning given in sections 608 and 609 of the Corporations Act.

Relevant Notice has the meaning given to that term in clause 9.6(b)(iv).

Representative of a party includes an employee, agent, officer, director, adviser, partner, joint venturer or sub-contractor of that party.

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RG 60 means Regulatory Guide 60 issued by ASIC.

Rival Acquirer has the meaning given to that term in clause 9.6(a).

Sale Agent means a person appointed by SPAC (after consultation with BTH and with BTH’s approval, not to be unreasonably withheld) to sell the New Pubco Shares that are attributable to Ineligible Foreign Shareholders.

Scheme means the proposed scheme of arrangement pursuant to Part 5.1 of the Corporations Act between BTH and Scheme Shareholders in respect of all Scheme Shares, substantially in the form set out in Schedule 6 or in such other form as the parties agree in writing, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by each party.

Scheme Acquisition Effective Time has the meaning given in the BCA.

Scheme Booklet means the explanatory booklet to be prepared by BTH in respect of the Transaction in accordance with the terms of this deed and to be despatched to BTH Shareholders.

Scheme Consideration means the consideration to be provided by SPAC to each Scheme Shareholder for the transfer to SPAC of each Scheme Share, as determined in accordance with clause 4.2.

Scheme Meeting means the meeting of BTH Shareholders ordered by the Court to be convened under section 411(1) of the Corporations Act to consider and vote on the Scheme and includes any meeting convened following any adjournment or postponement of that meeting.

Scheme Record Date means, in respect of the Scheme, 5.00pm on the third Business Day (or such other Business Day as the parties agree in writing) following the Effective Date.

Scheme Share means a BTH Share on issue as at the Scheme Record Date.

Scheme Shareholder means a person who holds one or more Scheme Shares.

Second Court Date means the first day on which an application made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Scheme is heard or scheduled to be heard or, if the application is adjourned for any reason, means the date on which the adjourned application is heard or scheduled to be heard.

SEC means the United States Securities and Exchange Commission.

Securities Act means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder.

Share Splitting means the splitting by a holder of BTH Shares into two or more parcels of BTH Shares whether or not it results in any change in beneficial ownership of the BTH Shares.

SPAC Articles has the meaning given in the BCA.

SPAC Board means the board of directors of SPAC.

SPAC Break Fee means US$2,750,000.

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SPAC Group means SPAC and each of its Related Bodies Corporate (excluding, at any time, BTH and its Subsidiaries to the extent that BTH and its Subsidiaries are subsidiaries of SPAC at that time), and including Pubco and Merger Sub.

SPAC Group Member means a member of the SPAC Group.

SPAC Indemnified Parties means each Authorised Person of a member of the SPAC Group.

SPAC Information means such information regarding SPAC that is provided by or on behalf of SPAC to BTH or the Independent Expert:

(a)	to enable the Scheme Booklet to be prepared and completed in compliance with all applicable laws;

(b)	to enable applications for Regulatory Approvals to be made; and

(c)	otherwise in compliance with SPAC’s obligations under clause 5.2.

SPAC IPO means the initial public offering of SPAC consummated on May 12, 2022.

SPAC Material Adverse Change has the meaning given in the definition of Material Adverse Change.

SPAC Merger has the meaning given in the BCA.

SPAC Merger Effective Time has the meaning given in the BCA.

SPAC Prescribed Occurrence has the meaning given in the definition of Prescribed Occurrence.

SPAC Private Warrant means a redeemable warrant to purchase one SPAC Class A Ordinary Share at an exercise price of USD $11.50 per share sold in a private placement consummated concurrently with the SPAC IPO.

SPAC Proposals the approval of the proposals at the SPAC Shareholders Meeting, including the following:

(a)	the BCA, Scheme and the SPAC Merger and entry into the Plan of Merger;

(b)	the adjournment of the SPAC Shareholders Meeting pursuant to clause 5.2(k) of this deed;

(c)

any other proposals the parties deem necessary to give effect to the Scheme, BCA, the SPAC Merger, this deed or the other transactions contemplated by the BCA or this deed, or as required by the SEC, Nasdaq or applicable laws and regulations.

SPAC Proxy Statement means the proxy statement included in the Registration Statement and containing a notice of the SPAC Shareholders Meeting to be sent to SPAC Shareholders for the purposes of obtaining their approval of the SPAC Proposals.

SPAC Public Warrant means a redeemable warrant to purchase one SPAC Class A Ordinary Share at an exercise price of USD $11.50 per share issued as a component of SPAC Units in the SPAC IPO.

SPAC Shareholders the holders of shares in SPAC.

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SPAC Shareholders’ Meeting the meeting of SPAC Shareholders convened for the purposes of considering the SPAC Proposals.

SPAC Unit means a unit issued in the SPAC IPO, with each unit issued therein including (a) one SPAC Class A Ordinary Share and (b) one-half of one SPAC Public Warrant.

SPAC Warranties means the representations and warranties of SPAC set out in Schedule 3.

SPAC Warrants means SPAC Public Warrants and SPAC Private Warrants.

Sponsor has the meaning given in the BCA.

Subsidiary has the meaning given to that term in section 46 of the Corporations Act.

Superior Proposal means a bona fide written Competing Proposal received by the BTH Board, which the BTH Board determines, acting in good faith and in order to satisfy what the BTH Board reasonably considers to be its fiduciary or statutory duties (after receiving advice from its legal and financial advisers and not received as a result of a breach by BTH of its obligations under clause 9):

(a)	is reasonably capable of being valued and completed within a reasonable timeframe in accordance with its terms; and

(b)

would, if completed substantially in accordance with its terms, be reasonably likely to result in a transaction more favourable to BTH Shareholders than the Transaction (as the Transaction may be amended or varied following application of the matching right set out in clause 9.6) having regard to matters including consideration, conditionality, funding, certainty and timing, taking into account all aspects of the Competing Proposal and the Transaction, including conditions, the identity, reputation and financial condition of the person making the proposal and all relevant legal, regulatory and financial matters (including the value and type of consideration, funding, its conditions and the likelihood and timing of those conditions being satisfied, the level of certainty in respect of the funding required, the probability of the Competing Proposal being completed compared to the Transaction, any conditions precedent or other matters affecting the probability of the proposal being completed).

Supplier has the meaning given to that term in clause 16.4(c).

Tax Act means the Income Tax Assessment Act 1997 (Cth).

Taxes means all federal, state, local, foreign or other taxes of any kind, charges, fees, duties, levies, customs, imposts, required deposits or other assessments in each case in the nature of or similar to a tax imposed by any Government Agency, including all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, production, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, alternative or add-on minimum, or estimated taxes, and including any interest, late charge, penalty or addition thereto, in each case, whether disputed or not.

Tax Return means any return, declaration, report, statement, information statement or other document filed or required to be filed with any Government Agency with respect to Taxes, including any claims for refunds of Taxes, any information returns and any amendments or supplements of any of the foregoing or attachments thereto.

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Transfer Taxes means all transfer, stamp, documentary, sales, use registration, value added and other similar Taxes (including all applicable real estate transfer Taxes) incurred in connection with the Scheme, BCA, this deed or other transactions contemplated by the BCA or this deed.

Timetable means the indicative timetable in relation to the Transaction set out in Schedule 2 with such modifications as may be agreed in writing by the parties.

Third Party means a person other than BTH, SPAC, Pubco and Merger Sub (or their respective Related Bodies Corporate or Authorised Persons).

Trading Day has the meaning given to that term in the Listing Rules.

Transaction means the proposed acquisition by Pubco, in accordance with the terms and conditions of this deed, of all of the Scheme Shares through the implementation of the Scheme in accordance with this deed.

Transaction Documents means each of the:

(a)	the Ancillary Agreements (as defined in the BCA); and

(b)	BCA.

Trust Fund means the trust account maintained pursuant to the Trust Agreement.

Trust Agreement means that certain Investment Management Trust Agreement, dated as of May 9, 2022, by and between SPAC and Continental Stock Transfer & Trust Company.

1.2	Interpretation

In this deed the following rules of interpretation apply unless the contrary intention appears:

(a)	headings are for convenience only and do not affect the interpretation of this deed;

(b)	the singular includes the plural and vice versa;

(c)	words that are gender neutral or gender specific include each gender;

(d)	where a word or phrase is given a particular meaning, other parts of speech and grammatical forms of that word or phrase have corresponding meanings;

(e)	the words ‘such as’, ‘including’, ‘particularly’ and similar expressions are not used as, nor are intended to be, interpreted as words of limitation;

(f)	a reference to:

(i)	a person includes a natural person, partnership, joint venture, government agency, association, corporation, trust or other body corporate;

(ii)	a thing (including, but not limited to, a chose in action or other right) includes a part of that thing;

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(iii)	a party includes its agents, successors and permitted assigns;

(iv)	a document includes all amendments or supplements to that document;

(v)	a clause, term, party, schedule or attachment is a reference to a clause or term of, or party, schedule or attachment to this deed;

(vi)	this deed includes all schedules and attachments to it;

(vii)

a law includes a constitutional provision, treaty, decree, convention, statute, regulation, ordinance, by-law, judgment, rule of common law or equity and is a reference to that law as amended, consolidated or replaced;

(viii)	a statute includes any regulation, ordinance, by-law or other subordinate legislation made under it;

(ix)	an agreement other than this deed includes an undertaking, or legally enforceable arrangement or understanding, whether or not in writing;

(x)	a monetary amount is in Australian dollars, unless specified otherwise; and

(xi)	US$ or USD is a reference to the currency of the United States of America;

(g)	an agreement on the part of two or more persons binds them jointly and each of them severally;

(h)	when the day on which something must be done is not a Business Day, that thing must be done on the following Business Day;

(i)	a reference to time is to Sydney, Australia time;

(j)	no rule of construction applies to the disadvantage of a party because that party was responsible for the preparation of this deed or any part of it; and

(k)

an obligation imposed by this deed on a party to use reasonable endeavours to ensure that an act or thing occurs or does not occur is to be read as including an obligation on that party to cause its subsidiaries to use reasonable endeavours to ensure that such act or thing occurs or does not occur, as the case may be.

1.3	Best and reasonable endeavours

A reference to a party using or obligation on a party to use its best endeavours or reasonable endeavours or all reasonable endeavours does not oblige that party to:

(a)	pay money:

(i)

in the form of an inducement or consideration to a Third Party to procure something (other than the payment of immaterial expenses or costs, including costs of advisers, to procure the relevant thing); or

(ii)

in circumstances that are commercially onerous or unreasonable in the context of this deed, except for payment of any applicable fee for the lodgement or filing of any relevant application with any Government Agency or immaterial costs to procure that the thing is performed or occurs or does not occur;

(b)	provide other valuable consideration to or for the benefit of any person;

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(c)	commence any legal action or proceeding against any person; or

(d)	agree to commercially onerous or unreasonable conditions.

1.4	Consents or approvals

If the doing of any act, matter or thing under this deed is dependent on the consent or approval of a party or is within the discretion of a party, the consent or approval may be given or the discretion may be exercised conditionally or unconditionally or withheld by the party in its absolute discretion unless expressly provided otherwise.

1.5	Knowledge, belief or awareness of BTH

(a)

Certain statements made in this deed (including certain BTH Warranties) are given and made by BTH only on the basis of its knowledge, belief or awareness. For the purposes of this deed, BTH’s knowledge, belief or awareness is limited to the actual knowledge, belief or awareness of the board of directors of BTH. The knowledge, belief or awareness of any person other than the persons identified in this clause 1.5(a) will not be imputed to BTH.

(b)	Without limiting clause 13, none of the persons named in clause 1.5(a) will bear any personal liability in respect of the BTH Warranties or otherwise under this deed.

1.6	Knowledge, belief or awareness of SPAC

(a)

Certain statements made in this deed (including certain SPAC Warranties) are given and made by SPAC only on the basis of its knowledge, belief or awareness. For the purposes of this deed, SPAC’s knowledge, belief or awareness is limited to the actual knowledge, belief or awareness of Harsh Shethia, Nikhil Kalghatgi and/or Dean Clinton. The knowledge, belief or awareness of any person other than the persons identified in this clause 1.6(a) will not be imputed to SPAC.

(b)	Without limiting clause 13, none of the persons named in clause 1.6(a) will bear any personal liability in respect of the SPAC Warranties or otherwise under this deed.

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Schedule 2  Indicative Timetable

Event	Date
Registration Statement declared “effective”	Early to mid December 2024
BTH lodges draft Scheme Booklet with ASIC for review and comment	Mid December 2024
First Court Date	Late December 2024
Scheme Meeting	Early February 2025
Second Court Date	Early February 2025
Effective Date	Early to mid February 2025
Scheme Record Date	Mid February 2025
Implementation Date	Late February 2025

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Schedule 3  SPAC Warranties

SPAC represents and warrants that:

(a)	(Status) SPAC is a validly existing corporation registered under the laws of its place of incorporation;

(b)

(Power and corporate authorisation) the execution and delivery of this deed and the other Transaction Documents has been properly authorised by all necessary corporate action and SPAC has full corporate power and lawful authority to execute and deliver this deed and the other Transaction Documents, and to perform or cause to be performed its obligations under this deed and the other Transaction Documents;

(c)

(Documents binding) this deed and the other Transaction Documents constitute legal, valid and binding obligations on SPAC enforceable in accordance with their terms and the execution of this deed of itself does not result in a breach of or default under any agreement or deed or any writ, order, judgment or injunction, law, rule or regulation to which SPAC is a party or to which it is bound and it is not otherwise bound by any agreement that would prevent or restrict it from entering into, delivering or performing this deed and the other Transaction Documents;

(d)	(Transactions permitted) the execution and performance by it of this deed and each transaction contemplated by this deed did not and will not violate any provision of:

(i)	a law or treaty or a judgment, ruling, order or decree of a Government Agency binding on it or any of its Related Bodies Corporate; or

(ii)	its constituent documents;

(e)	(Insolvency Event) no Insolvency Event has occurred in relation to a member of the SPAC Group;

(f)	(No Regulatory Approvals) no Regulatory Approval is required to be obtained by SPAC in order for it to execute, deliver and perform this deed, other than those approvals set out in clause 3.1;

(g)	(no default) the execution and performance of this deed and each of the other Transaction Documents does not conflict with or result in the breach of or a default under:

(i)	any provision of SPAC’s constitution or other constituent documents; or any writ, order or injunction, judgement, law, rule, ruling or regulation to

(ii)	which it is a party or subject or by which it or any other SPAC Group Member is bound;

(h)

(SPAC Information) the SPAC Information contained in or incorporated by reference in the Registration Statement, and supplied or to be supplied for inclusion or incorporation by reference in the Scheme Booklet and any other document submitted or to be submitted to any Government Agency or any announcement or public statement regarding the Transaction contemplated hereby (including, without limitation, the announcement of the Transaction under clause 14.2 of this deed) shall not contain (1) any material statement which is materially misleading or deceptive (with any statement of belief or opinion being honestly held

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and formed on a reasonable basis), including by way of omission from that statement, or (2) any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, as at (a) the date the Scheme Booklet is despatched to Scheme Shareholders, (b) the time such information is filed, submitted or made publicly available (provided, if such information is revised by any subsequently filed amendment or supplement to the Registration Statement prior to the time the Registration Statement is declared effective by the SEC, this clause (b) shall solely refer to the time of such subsequent revision or supplement); (c) the time the Registration Statement is declared effective by the SEC; (d) the time the SPAC Proxy Statement included in the Registration Statement (or any amendment thereof or supplement thereto) is first mailed to the SPAC Shareholders; (e) the time of the SPAC Shareholders Meeting, except that no warranty or representation is made by SPAC with respect to statements made or incorporated by reference therein based on information supplied by BTH for inclusion therein; or (f) the Closing (subject, in each case, to the qualifications and limitations set forth in the materials provided by SPAC or that are included in such filings and/or mailings);

(i)	(basis of SPAC Information) the SPAC Information:

(i)

will be provided to BTH in good faith and on the understanding that BTH and each other BTH Indemnified Party will rely on that information for the purposes of preparing the Scheme Booklet and determining to proceed with the Transaction; and

(ii)	will comply in all material respects with the requirements of the Corporations Act, the Corporations Regulations, RG 60, applicable Takeovers Panel;

(j)

(New information) SPAC will, as a continuing obligation (but in respect of the BTH Information, only to the extent that BTH provides SPAC with updates to the BTH Information), ensure that the Scheme Booklet and Registration Statement are updated or supplemented to include all further or new information which arises after the Scheme Booklet has been despatched to BTH Shareholders, and the Registration Statement has been declared effective by the SEC, respectively, until the date of the Scheme Meeting, and the date of the SPAC Shareholders’ Meeting, respectively, which is necessary to ensure that the Scheme Booklet and Registration Statement (1) are not misleading or deceptive (including by way of omission) in any material respect and (2) do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading;

(k)

(Independent Expert) all information provided by or on behalf of SPAC to the Independent Expert has been and will be (as applicable) prepared and provided in good faith and on the understanding that the Independent Expert will rely on that information for the purpose of preparing the Independent Expert’s Report;

(l)	(Statements of opinion or belief) any statement of opinion or belief contained in the SPAC Information is honestly held and there are reasonable grounds for SPAC holding that opinion or belief;

(m)	(No Relevant Interest) as at the date of this deed:

(i)	no SPAC Group Member nor any of their Associates have any Relevant Interest in any BTH Shares, and no SPAC Group Member nor any of their Associates have a right to acquire any BTH Shares; and

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(ii)

no SPAC Group Member nor any of their Associates have entered into any agreement, arrangement or understanding that confers rights the economic effect of which is equivalent or substantially equivalent to holding, acquiring, or disposing of BTH Shares or any assets of any BTH Group Member (including cash-settled derivative contract, contracts for difference or other derivative contracts).

(n)	(No dealings with BTH Shareholders) neither SPAC nor any of its Associates has any agreement, arrangement or understanding with any BTH Shareholder under which:

(i)

that BTH Shareholder (or an Associate of that BTH Shareholder) would be entitled to receive any collateral benefit in relation to the Scheme, or any consideration for their BTH Shares that is different from the Scheme Consideration; or

(ii)	the BTH Shareholder agrees to vote in favour of the Scheme (or against any Competing Proposal);

(o)

(No dealings with BTH directors or employees) other than as disclosed to BTH prior to the date of this deed and approved by the BTH Board, neither SPAC nor any of its Associates has any agreement, arrangement or understanding with any director or employee of BTH relating in any way to the Transaction or operations of BTH after the Effective Date;

(p)	(Other dealings) other than:

(i)	as Fairly Disclosed to BTH in writing by or on behalf of SPAC on or before the date of this deed; or

(ii)	as contemplated by this deed, the BCA or the Transaction,

SPAC has no agreement, arrangement or understanding (whether written or oral) in relation to the securities, business, operations or assets of a BTH Group Member (including in relation to the securities, business or operations or assets of a BTH Group Member at the Implementation Date) or any other commercial or other arrangements related to BTH or another BTH Group Member, any territory or jurisdiction in which the BTH Group operates or the performance or conduct of the business of the BTH Group (in whole or in part), the Transaction or the Scheme;

(q)

(SPAC issued capital) unless agreed with BTH, on or prior to the Implementation Date, SPAC will not have issued or agreed to issue any other securities, options, performance rights or instruments which are still outstanding (or become outstanding) and which may convert into securities in SPAC;

(r)	(Capitalisation):

(i)	As of the date of this deed, the authorised share capital of SPAC is USD $50,000 divided into:

(A)	479,000,000 SPAC Class A Ordinary Shares, par value USD $0.0001 per share, of which there are 7,934,191 issued and outstanding;

(B)	20,000,000 Class B Ordinary Shares, par value USD $0.0001 per share, of which 1 is issued and outstanding; and

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(C)	1,000,000 preference shares, par value USD $0.0001 per share, of which 0 are issued and outstanding;

(ii)	As of the date of this deed, there are 9,938 SPAC Units issued and outstanding. Each SPAC Unit includes one SPAC Class A Ordinary Share and one-half of one SPAC Public Warrant;

(iii)

As of the date of this deed, there are 12,932,519 SPAC Public Warrants and 16,087,500 SPAC Private Warrants issued and outstanding. Each SPAC Warrant is exercisable for one SPAC Class A Ordinary Share at an exercise price of USD $11.50 per share; and

(iv)

All issued and outstanding equity of SPAC has been issued and granted in compliance with all applicable securities laws and other applicable laws and were issued free and clear of all Liens other than transfer restrictions under applicable securities laws and the organisational documents of SPAC.

(s)	(Solvency) SPAC is not the subject of any bankruptcy, dissolution, liquidation, reorganisation or other applicable laws affecting creditors’ rights generally and by general equitable principles;

(t)

(No other financing arrangements) it is not nor will it be a party to any agreement, arrangement or understanding (whether written or oral) with a debt financier or equity financier in connection with the Transaction other than for SPAC working capital loans as fully disclosed to BTH prior to the date of this deed;

(u)

(No regulatory approvals) other than as contemplated by this deed, it does not require any approval, consent, clearance, waiver, ruling, relief, confirmation, exemption, declaration or notice from any Government Agency in order to execute and perform this deed or the other Transaction Documents;

(v)

(SPAC Shareholder Approval) the votes on the SPAC Proposals, and the consent of the Sponsor, are the only approvals of the holders of any class of share of SPAC necessary under any applicable law or the Listing Rules, SPAC’s organisational documents and any contract to which SPAC is a party or is bound necessary for SPAC to implement the Transaction in accordance with the Timetable; SPAC does not require the approval of its shareholders or the approval or consent of any other person to enter into or perform any of its obligations under this deed or the Deed Poll;

(w)	(Trust fund) as at the date of this deed, SPAC has not less than USD $16,000,000 in the Trust Fund;

(x)	(Taxes) except in each case as to matters that would not, individually or in the aggregate, be material to SPAC:

(i)	SPAC has duly and timely filed all Tax Returns which are required to be filed by or with respect to it, and has paid all Taxes which have become due;

(ii)	all such Tax Returns are true, correct and complete and accurate and disclose all Taxes required to be paid;

(iii)	all such Tax Returns have been examined by the relevant Government Agency or the period for assessment for Taxes in respect of such Tax Returns has expired;

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(iv)

there is no Claim, pending, or proposed or threatened in writing or, to the knowledge of SPAC, threatened, with respect to Taxes of SPAC or for which a lien may be imposed upon any of the assets of SPAC;

(v)

no statute of limitations in respect of the assessment or collection of any Taxes of SPAC for which a lien may be imposed on any of the assets of SPAC has been waived or extended, which waiver or extension is in effect, except for automatic extensions of time to file Tax Returns obtained in the ordinary course of business;

SPAC has complied with all applicable laws relating to the reporting, payment, collection and withholding of Taxes and has duly and timely withheld or collected, paid over to the applicable Government Agency and reported all Taxes (including income, social, security and other payroll Taxes) required to be withheld or collected by SPAC;

(vi)

none of the assets of SPAC are required to be treated as owned by another Person for U.S. federal income Tax purposes pursuant to Section 168(f)(8) of the Code (as in effect prior to its amendment by the Tax Reform Act of 1986);

(vii)

there is no lien for Taxes (other than statutory liens for Taxes not yet due and payable and liens for Taxes which are being contested in good faith through appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP or IFRS) upon any of the assets of SPAC;

(viii)

there is no outstanding request for a ruling from any Government Agency, request for a consent by a Government Agency for a change in a method of accounting, subpoena or request for information by any Government Agency, or closing agreement with any Government Agency (within the meaning of Section 7121 of the Code or any analogous provision of applicable law), with respect to SPAC;

(ix)	no claim has been made by a Government Agency in writing in a jurisdiction where SPAC has not paid any tax or filed Tax Returns asserting that SPAC is or may be subject to Tax in such jurisdiction;

(x)	there is no outstanding power of attorney from SPAC authorizing anyone to act on behalf of SPAC in connection with any Tax, Tax Return or Claim relating to any Tax or Tax Return of SPAC;

(xi)	SPAC is not, or has ever been, a party to any Tax sharing or Tax allocation contract, other than any customary commercial contract the principal subject of which is not Taxes; and

(xxi)

SPAC is not currently or has ever been included in any consolidated, combined or unitary Tax Return other than a Tax Return that includes only SPAC. SPAC has not taken any action (or permitted any action to be taken), or is aware of any fact or circumstance, that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment.

(y)	(SEC filings)

(i)

SPAC has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be field by it with the SEC together with any amendments, restatements or supplements thereto

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(SPAC SEC Reports). SPAC has furnished to BTH, true and correct copies of all amendments and modifications that have not been filed by SPAC with the SEC to all agreements, documents and other instruments that previously had been filed by SPAC with the SEC and are currently in effect. As of their respective dates, the SPAC SEC Reports, at the time they were filed, or, if amended, as of the date of such amendment, (i) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder; and (ii) did not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading;

(ii)

Each of the financial statements (including, in each case, any notes thereto) contained in the SPAC SEC Reports was prepared in accordance with GAAP (applied on a consistent basis) and Regulation S-X and Regulation S- K, as applicable, throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the financial position, results of operations, changes in shareholders equity and cash flows of SPAC as at the respective dates thereof and for the respective periods indicated therein, (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which have not had, and would not reasonably be expected to individually or in the aggregate be material). SPAC has no off-balance sheet arrangements that are not disclosed in the SPAC SEC Reports;

(iii)

Except as and to the extent set forth in the SPAC SEC Reports, SPAC does not have any liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except for liabilities and obligations arising in the ordinary course of SPAC’s business;

(iv)	SPAC is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ;

(v)

SPAC has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for SPAC’s and its Subsidiaries’ assets. SPAC maintains and, for all periods covered by SPAC’s financial statements, has maintained books and records of SPAC in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of SPAC in all material respects;

(vi)

There are no outstanding loans or other extensions of credit made by SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SPAC. SPAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act;

(vii)

Neither SPAC (including any employee thereof) nor SPAC’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilised by

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SPAC; (ii) any fraud, whether or not material, that involves SPAC’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilised by SPAC; or (iii) any claim or allegation regarding any of the foregoing, except for such material weakness in SPAC’s internal control over financial reporting, as further described in the SPAC SEC Reports; and

(viii)	As of the date hereof, there are no outstanding SEC comments from the SEC with respect to the SPAC SEC Reports;

(z)

(Board Approval) The SPAC Board, by resolutions duly and unanimously passed by the directors (x) voting at a meeting duly called and held, or (y) in writing, and not subsequently rescinded or modified in any way, has duly (i) approved and adopted this deed and declared their advisability and approved the Transaction; and (ii) recommended that the SPAC Shareholders approve and adopt this deed and the Transaction, and directed that this deed and the Transaction be submitted for consideration by the SPAC Shareholders at the SPAC Shareholders Meeting. The votes on the SPAC Proposals, and the consent of the Sponsor are the only approvals of the holders of any class of share of SPAC necessary under any applicable law or the Listing Rules, SPAC’s organisational documents and any contract to which SPAC is a party or is bound necessary for SPAC to implement the Transaction in accordance with the Timetable;

(aa)

(Listing) The issued and outstanding SPAC Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NASDAQ under the symbol “IVCAU.” The issued and outstanding SPAC Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NASDAQ under the symbol “IVCA.” The issued and outstanding public SPAC Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NASDAQ under the symbol “IVCAW.” As of the date of this deed, there is no action pending or, to the knowledge of SPAC, threatened in writing against SPAC by the NASDAQ or the SEC with respect to any intention by such entity to deregister the SPAC Units, the SPAC Class A Ordinary Shares, or public SPAC Warrants or terminate the listing of SPAC on the NASDAQ. None of SPAC or any of its affiliates has taken any action in an attempt to terminate the registration of the SPAC Units, the SPAC Class A Ordinary Shares, or the public SPAC Warrants under the Exchange Act;

(bb)	(Continuous disclosure) SPAC has complied in all material respects with its continuous disclosure obligations under applicable securities laws and the Nasdaq Listing Rules;

(cc)

(No material breach of laws) as far as SPAC is aware, as at the date of this deed, there is no material breach by any SPAC Group member of any law or regulation applicable to them (or order of any Government Agency having jurisdiction over them);

(dd)	(Material contracts) except as would not have a SPAC Material Adverse Change:

(i)

each material contract of the SPAC Group is in full force and effect and is valid and binding on the applicable member of the SPAC Group and the relevant SPAC Group Member has in all material respects complied with and performed all obligations required to be complied with or performed by it to date under each material contract;

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(ii)	as at the date of this deed, no member of the SPAC Group has knowledge of, or has received notice of, any breach of any material contract of the SPAC Group by any of the other parties thereto;

(iii)

as at the date of this deed, no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of the SPAC Group or, to the knowledge of SPAC, any other party thereto, of or under any material contract of the SPAC Group, or which constitutes an event of default, prepayment event or similar event, or gives another party a termination right or right to accelerate any right or obligation (including a right or obligation to any payment or fees); and

(iv)	as far as SPAC is aware, there are no actual, pending or proposed amendments to, or agreements to amend (whether oral or written), any material contract of the SPAC Group.

(ee)	(litigation): except as would not have a SPAC Material Adverse Change:

(i)	no SPAC Group Member or, as far as SPAC is aware, director, officer or key management person of any SPAC Group Member is:

(A)

a party to or the subject of any legal action, formal investigation, proceeding, dispute, claim, demand, notice, direction, inquiry, arbitration, mediation, dispute resolution or litigation, in any such case which is material and which is not initiated by or involves any BTH Group Member; or

(B)	the subject of any ruling, judgement, order, declaration or decree by any Government Agency, in any such case which is material; and

(ii)

so far as SPAC is aware, there is no such legal action, investigation, proceeding, dispute, claim, demand, notice, direction, inquiry, arbitration, mediation, dispute resolution, litigation, ruling, judgement, order, declaration or decree pending, threatened or anticipated, against any SPAC Group Member or, as far as SPAC is aware, director, officer or key management person of any SPAC Group Member.

(ff)	(consents and approvals) except for:

(i)	the filing of any required applications, filings and notices, as applicable, with the Nasdaq, SEC, ASX, FIRB or ASIC, or the Cayman Registrar with respect to the SPAC Merger;

(ii)	approval of the Scheme by Court; and

(iii)	in relation to any grants provided by any Government Agency,

no consents or approvals of or filings or registrations with any Government Agency are necessary in connection with:

(iv)	the execution and delivery by it of this deed and each Transaction Document to which it is a party; or

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(v)

the implementation of the Scheme and the other transactions contemplated by this deed, the BCA and each Transaction Document to which it is a party, except for such consents, approvals, filings or registrations that, if not obtained or made, would not have a SPAC Material Adverse Change.

(gg)

(Brokers) No broker, finder or banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction, or the transactions contemplated under the Transaction Documents, based upon arrangements made by or on behalf of SPAC.

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Schedule 4 Pubco Warranties

Pubco represents and warrants that:

(a)	(Status) Pubco is a validly existing corporation registered under the laws of its place of incorporation;

(b)

(Power and corporate authorisation) the execution and delivery of this deed and the other Transaction Documents (to which it is a party) has been properly authorised by all necessary corporate action and Pubco has full corporate power and lawful authority to execute and deliver this deed, the other Transaction Documents (to which it is a party) and the Deed Poll, and to perform or cause to be performed its obligations under this deed, the other Transaction Documents (to which it is a party) and the Deed Poll;

(c)

(Documents binding) this deed and the other Transaction Documents constitute legal, valid and binding obligations on Pubco enforceable in accordance with their terms and the execution of this deed of itself does not result in a breach of or default under any agreement or deed or any writ, order, judgment or injunction, law, rule or regulation to which Pubco or Merger Sub is a party or to which they are bound and it is not otherwise bound by any agreement that would prevent or restrict it from entering into, delivering or performing this deed and the other Transaction Documents;

(d)	(Transactions permitted) the execution and performance by it of this deed and each transaction contemplated by this deed did not and will not violate any provision of:

(i)	a law or treaty or a judgment, ruling, order or decree of a Government Agency binding on it or any of its Related Bodies Corporate; or

(ii)	its constituent documents;

(e)	(No Regulatory Approvals) no Regulatory Approval is required to be obtained by Pubco in order for it to execute, deliver and perform this deed, other than those approvals set out in clause 3.1;

(f)	(no default) the execution and performance of this deed and each of the other Transaction Documents does not conflict with or result in the breach of or a default under:

(i)	any provision of Pubco’s constitution or other constituent documents; or

(ii)	any writ, order or injunction, judgement, law, rule, ruling or regulation to which it is a party or subject or by which it or Merger Sub is bound;

(g)

(Pubco Information) the Pubco Information provided for inclusion in the Scheme Booklet, as at the date the Scheme Booklet is despatched to BTH Shareholders, will be accurate in all material respects and will not contain any statement which is materially misleading or deceptive (with any statement of belief or opinion being honestly held and formed on a reasonable basis), including by way of omission from that statement;

(h)	(basis of Pubco Information) the Pubco Information:

(i)	will be provided to BTH in good faith; and

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(ii)	will comply in all material respects with the requirements of the Corporations Act, the Corporations Regulations, RG 60, applicable Takeovers Panel guidance notes and the Listing Rules;

(i)

(new information) it will, as a continuing obligation, provide to BTH all further or new information which arises after the Scheme Booklet has been despatched to BTH Shareholders until the date of the Scheme Meeting which is necessary to ensure that the Pubco Information is not misleading or deceptive (including by way of omission);

(j)

(Independent Expert) all information provided by or on behalf of Pubco to the Independent Expert has been and will be (as applicable) prepared and provided in good faith and on the understanding that the Independent Expert will rely on that information for the purpose of preparing the Independent Expert’s Report;

(k)

(Insolvency Event or regulatory action) no Insolvency Event has occurred in relation to it or Merger Sub, nor has any regulatory action of any nature been taken that would reasonably be likely to prevent or restrict its ability to fulfil its obligations under this deed, under the Deed Poll or under the Scheme;

(l)

(no regulatory approvals) other than as contemplated by this deed, it does not require any approval, consent, clearance, waiver, ruling, relief, confirmation, exemption, declaration or notice from any Government Agency in order to execute and perform this deed, the BCA or the other Transaction Documents;

(m)

(ownership and operations) Pubco was formed on 3 October 2024 and since that date has engaged in no other business activities, acquired no assets, engaged no employees, and has no liabilities or obligations (other than incurred in connection with the transactions contemplated by this deed, the BCA or any other Transaction Document) and has conducted its operations only as contemplated by this deed, the BCA or any other Transaction Document.

(n)

(Brokers) No broker, finder or banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction, or the transactions contemplated under the Transaction Documents, based upon arrangements made by or on behalf of Pubco or Merger Sub; and

(o)	(Capital structure) as at the date of this deed the capital structure of Pubco and Merger Sub is as follows:

(i)	1 ordinary share is on issue in Pubco; and

(ii)	1 ordinary share is on issue in Merger Sub,

and neither Pubco nor Merger Sub has agreed to issue any other shares or other securities, including any securities which may be converted or exchanged into Pubco or Merger Sub shares or other securities.

(p)

(No material breach of laws) as far as Pubco is aware, as at the date of this deed, there is no material breach by Pubco or Merger Sub of any law or regulation applicable to them (or order of any Government Agency having jurisdiction over them);

(q)	(litigation): except as would not have a Pubco Material Adverse Change:

(i)	neither Pubco nor Merger Sub or, as far as BTH is aware, director, officer or key management person of either Pubco or Merger Sub is:

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(A)

a party to or the subject of any legal action, formal investigation, proceeding, dispute, claim, demand, notice, direction, inquiry, arbitration, mediation, dispute resolution or litigation, in any such case which is material and which is not initiated by or involves any BTH Group Member; or

(B)	the subject of any ruling, judgement, order, declaration or decree by any Government Agency, in any such case which is material; and

(ii)

so far as Pubco is aware, there is no such legal action, investigation, proceeding, dispute, claim, demand, notice, direction, inquiry, arbitration, mediation, dispute resolution, litigation, ruling, judgement, order, declaration or decree pending, threatened or anticipated, against either Pubco or Merger Sub or, as far as BTH is aware, director, officer or key management person of either Pubco or Merger Sub.

(r)	(consents and approvals) except for:

(i)	the filing of any required applications, filings and notices, as applicable, with the Nasdaq, SEC, ASX, FIRB or ASIC, or the Cayman Registrar with respect to the SPAC Merger;

(ii)	approval of the Scheme by Court; and

(iii)	in relation to any grants provided by any Government Agency,

no consents or approvals of or filings or registrations with any Government Agency are necessary in connection with:

(iv)	the execution and delivery by it of this deed and each Transaction Document to which it is a party; or

(v)	the implementation of the Scheme and the other transactions contemplated by this deed, the BCA and each Transaction Document to which it is a party,

except for such consents, approvals, filings or registrations that, if not obtained or made, would not have a Pubco Material Adverse Change.

(s)	(New Pubco Shares)

(i)	each New Pubco Share will be fully paid and free from any mortgage, charge, lien, encumbrance or other security interest, or any third party right;

(ii)

on the Implementation Date, all of the issued and outstanding New Pubco Shares (A) will be duly authorized, validly issued, fully paid and nonassessable, (B) will have been issued in compliance in all material respects with applicable laws and (C) will not have been issued in breach or violation of any pre-emptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any person or entity in any agreement to which Pubco is a party or by which it is bound.

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Schedule 5 BTH Warranties

BTH represents and warrants that:

(a)	(Status) BTH is a validly existing corporation registered under the laws of its place of incorporation;

(b)

(Power and corporate authorisations) the execution and delivery of this deed and the other Transaction Documents by BTH has been properly authorised by all necessary corporate action and BTH has full corporate power and lawful authority to execute and deliver this deed and the other Transaction Documents and to perform or cause to be performed its obligations under this deed, the other Transaction Documents and the Scheme;

(c)

(Documents binding) this deed and the other Transaction Documents constitute legal, valid and binding obligations on BTH enforceable in accordance with their terms and the execution of this deed of itself does not result in a breach of or default under any agreement or deed or any writ, order, judgment or injunction, law, rule or regulation to which BTH or any of its Subsidiaries is a party or to which they are bound and it is not otherwise bound by any agreement that would prevent or restrict it from entering into, delivering or performing this deed and the other Transaction Documents;

(d)	(Transactions permitted) the execution and performance by it of this deed and each Transaction Document to which it is a party will not violate any provision of:

(i)	a law or treaty or a judgment, ruling, order or decree of a Government Agency binding on it or any of its Related Bodies Corporate; or

(ii)	its constitution or other constituent documents.

(e)	(Insolvency Event) no Insolvency Event has occurred in relation to a member of the BTH Group;

(f)

(BTH Information) the BTH Information contained in the Scheme Booklet, and supplied or to be supplied for inclusion or incorporation by reference in the Registration Statement and any other document submitted or to be submitted to any other Government Agency or any announcement or public statement regarding the Transaction contemplated hereby (including, without limitation, the announcement of the Transaction under clause 14.2 of this deed) shall not contain (1) any material statement which is materially misleading or deceptive (with any statement of belief or opinion being honestly held and formed on a reasonable basis), including by way of omission from that statement, or (2) any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, as at (a) the date the Scheme Booklet is despatched to Scheme Shareholders, (b) the time such information is filed, submitted or made publicly available (provided, if such information is revised by any subsequently filed amendment or supplement to the Registration Statement prior to the time the Registration Statement is declared effective by the SEC, this clause (b) shall solely refer to the time of such subsequent revision or supplement); (c) the time the Registration Statement is declared effective by the SEC; (d) the time the SPAC Proxy Statement included in the Registration Statement (or any amendment thereof or supplement thereto) is first mailed to the SPAC Shareholders; (e) the time of the SPAC Shareholders Meeting, except that no warranty or representation is made by BTH with respect to statements made or incorporated by reference

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therein based on information supplied by SPAC for inclusion therein; or (f) the Closing (subject, in each case, to the qualifications and limitations set forth in the materials provided by BTH or that are included in such filings and/or mailings);

(g)	(basis of BTH Information) the BTH Information:

(i)

will be prepared and included in the Scheme Booklet in good faith and on the understanding that SPAC and each other SPAC Indemnified Party will rely on that information considering and approving the SPAC Information; and

(ii)	will comply in all material respects with the requirements of the Corporations Act, the Corporations Regulations, RG 60, applicable Takeovers Panel guidance notes and the Listing Rules,

(h)

(Independent Expert) all information provided by or on behalf of BTH to the Independent Expert will be prepared and provided in good faith and on the understanding that the Independent Expert will rely on that information for the purpose of preparing the Independent Expert’s Report;

(i)

(new information) BTH will, as a continuing obligation (but in respect of the SPAC Information, only to the extent that SPAC provides BTH with updates to the SPAC Information), ensure that the Scheme Booklet and Registration Statement are updated or supplemented to include all further or new information which arises after the Scheme Booklet has been despatched to BTH Shareholders, and the Registration Statement has been declared effective by the SEC, respectively, until the date of the Scheme Meeting, and the date of the SPAC Shareholders’ Meeting, respectively, which is necessary to ensure that the Scheme Booklet and Registration Statement (1) are not misleading or deceptive (including by way of omission) in any material respect and (2) do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading;

(j)	(Capital structure) the issued capital of BTH as of the date of this deed is:

(i)	821,675,934 BTH Shares; and

(ii)	13,100,184 “PSARs”;

(iii)	3,301,232 service rights; and

(iv)	42,748,249 options,

and there are no other options, performance rights, shares, warrants, convertible notes, instruments or other securities (or offers, agreements or obligations to issue any of the foregoing) that may convert into BTH Shares (other than in connection with the treatment of the BTH Equity Incentives as contemplated by clause 4.9);

(k)

(No material breach of laws) as far as BTH is aware, as at the date of this deed, there is no material breach by any BTH Group member of any law or regulation applicable to them (or order of any Government Agency having jurisdiction over them), which breach would be reasonably likely to have the effect of causing a BTH Material Adverse Change;

(l)

(Continuous disclosure) BTH has complied in all material respects with its continuous disclosure obligations under ASX Listing Rule 3.1 and, other than in relation to this Transaction, it is not relying on the carve-out in Listing Rule 3.1A to withhold any material information from public disclosure (other than the information in relation to the Transaction); and

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(m)

(Disclosure Material) the BTH Disclosure Letter and Due Diligence Materials were compiled in good faith, and BTH has not intentionally withheld from the BTH Disclosure Letter and Due Diligence Materials any information of which BTH is aware as at the date of this deed which, if disclosed, might reasonably be expected to affect the decision of SPAC to enter into this deed and complete the Transaction. For the avoidance of doubt, BTH makes no representation or warranty whatsoever as to the adequacy or sufficiency of the BTH Disclosure Letter and Due Diligence Materials for the purpose of Pubco acquiring BTH Shares or for SPAC’s or an affiliate of the Sponsor funding of that acquisition, which are matters of which SPAC has to satisfy itself.

(n)

(Brokers) no broker, finder or banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction, or the transactions contemplated under the Transaction Documents, based upon arrangements made by or on behalf of BTH.

(o)	(Taxes) except in each case as to matters that would not, individually or in the aggregate, be material to BTH or its Subsidiaries:

(i)	each of BTH and its Subsidiaries has duly and timely filed all Tax Returns which are required to be filed by or with respect to it, and has paid all Taxes which have become due;

(ii)	all such Tax Returns are true, correct and complete and accurate and disclose all Taxes required to be paid;

(iii)	all such Tax Returns have been examined by the relevant Government Agency or the period for assessment for Taxes in respect of such Tax Returns has expired;

(iv)

there is no Claim, pending, or proposed or threatened in writing or, to the knowledge of BTH or its Subsidiaries, threatened, with respect to Taxes of BTH or any Subsidiary thereof or for which a lien may be imposed upon any of the assets of BTH or any Subsidiary thereof;

(v)

no statute of limitations in respect of the assessment or collection of any Taxes of BTH or any Subsidiary for which a lien may be imposed on any of the assets of BTH or its Subsidiaries has been waived or extended, which waiver or extension is in effect, except for automatic extensions of time to file Tax Returns obtained in the ordinary course of business;

(vi)

BTH and each Subsidiary thereof has complied with all applicable laws relating to the reporting, payment, collection and withholding of Taxes and has duly and timely withheld or collected, paid over to the applicable Government Agency and reported all Taxes (including income, social, security and other payroll Taxes) required to be withheld or collected by BTH or any Subsidiary thereof;

(vii)

none of the assets of BTH or any Subsidiary thereof is required to be treated as owned by another Person for U.S. federal income Tax purposes pursuant to Section 168(f)(8) of the Code (as in effect prior to its amendment by the Tax Reform Act of 1986);

Gilbert + Tobin	Schedule 5 | page | 101

(viii)

there is no lien for Taxes (other than statutory liens for Taxes not yet due and payable and liens for Taxes which are being contested in good faith through appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP or IFRS) upon any of the assets of BTH or its Subsidiaries;

(ix)

there is no outstanding request for a ruling from any Government Agency, request for a consent by a Government Agency for a change in a method of accounting, subpoena or request for information by any Government Agency, or closing agreement with any Government Agency (within the meaning of Section 7121 of the Code or any analogous provision of applicable Law), with respect to BTH or any Subsidiary thereof;

(x)

no claim has been made by a Government Agency in writing in a jurisdiction where BTH or any Subsidiary thereof has not paid any tax or filed Tax Returns asserting that BTH or such Subsidiary is or may be subject to Tax in such jurisdiction;

(xi)

there is no outstanding power of attorney from BTH or any Subsidiary thereof authorizing anyone to act on behalf of BTH or a Subsidiary thereof in connection with any Tax, Tax Return or Claim relating to any Tax or Tax Return of BTH or any Subsidiary thereof;

(xii)

none of BTH or any Subsidiary thereof is, or has ever been, a party to any Tax sharing or Tax allocation contract, other than any customary commercial contract the principal subject of which is not Taxes; and

(xiii)

none of BTH or any Subsidiary thereof is currently or has ever been included in any consolidated, combined or unitary Tax Return other than a Tax Return that includes only BTH and its Subsidiaries. Neither BTH nor any Subsidiary thereof has taken any action (or permitted any action to be taken), or is aware of any fact or circumstance, that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment.

(p)

(interest) except as would not have a BTH Material Adverse Change, the Due Diligence Materials Fairly Disclose details of any company, partnership, trust, joint venture (whether incorporated or unincorporated) or other enterprise in which BTH or another BTH Group Member owns or otherwise holds any interest.

(q)

(material licences) except as would not have a BTH Material Adverse Change, as at the date of this deed, the BTH Group has all licences, authorisations and permits necessary for it to conduct the business of the BTH Group as it is being conducted as at the date of this deed.

(r)	(litigation): except as would not have a BTH Material Adverse Change:

(i)	no BTH Group Member is:

(A)

a party to or the subject of any legal action, formal investigation, proceeding, dispute, claim, demand, notice, direction, inquiry, arbitration, mediation, dispute resolution or litigation, in any such case which is material and which is not initiated by or involves any SPAC Group Member; or

(B)	the subject of any ruling, judgement, order, declaration or decree by any Government Agency, in any such case which is material; and

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(ii)

so far as BTH is aware, there is no such legal action, investigation, proceeding, dispute, claim, demand, notice, direction, inquiry, arbitration, mediation, dispute resolution, litigation, ruling, judgement, order, declaration or decree pending, threatened or anticipated, against any BTH Group Member.

(s)	(consents and approvals) except for:

(i)	the filing of any required applications, filings and notices, as applicable, with the Nasdaq, SEC, ASX, FIRB, or ASIC;

(ii)	approval of the Scheme by Court; and

(iii)	in relation to any grants provided by any Government Agency,

no consents or approvals of or filings or registrations with any Government Agency are necessary in connection with:

(iv)	the execution and delivery by it of this deed and each Transaction Document to which it is a party; or

(v)	the implementation of the Scheme and the other transactions contemplated by this deed, the BCA and each Transaction Document to which it is a party,

except for such consents, approvals, filings or registrations that, if not obtained or made, would not have a BTH Material Adverse Change.

(t)	(intellectual property): except as would not have a BTH Material Adverse Change:

(i)

each BTH Group Member owns, holds, possesses or is authorised to use all patents, patent rights, licences, inventions, copyrights, know-how (including trade secrets and other unpatented or unpatentable proprietary or confidential information, systems, processes or procedures), trademarks, service marks and other trade names currently used by them in connection with the business now operated by them (Intangible Rights); and

(ii)

no BTH Group Member has received any notice of any claim of infringement (and no BTH Group Member knows of any such claim of infringement) of any asserted rights of others with respect to the use of any of the Intangible Rights.

(u)

(data protection) so far as BTH is reasonably aware, and except as would not have a BTH Material Adverse Change, in the last 12 months there have been no security breaches, violations of any security policy or applicable law or instances of unauthorised access to data or information used by any member of the BTH Group. The BTH Group maintains commercially reasonable policies and procedures regarding data security and privacy, and administrative, technical and physical safeguards, and the foregoing policies, procedures and safeguards are, in each case and in all material respects, in compliance with all applicable contractual obligations and applicable laws.

(v)

(no default) no member of the BTH Group is in default under any document, agreement or instrument binding on it or its assets nor has anything occurred which is or would with the giving of notice or lapse of time constitute an event of default, prepayment event or similar event, or give another party a termination right or right to accelerate any right or obligation, under the document or agreement with that effect, except where such default or occurrence would not have a BTH Material Adverse Change.

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(w)

(BTH Shares not indirect Australian real property interests) the relevant BTH Shares held by each Scheme Shareholder are not as at the date of this deed, and until (and including) the Implementation Date will not be, indirect Australian real property interests within the meaning of Division 855 of the Tax Act for the Scheme Shareholder.

(x)	(financial information and filings):

(i)	the financial statements of the BTH Group included (or incorporated by reference) in BTH Reporting Documents (as defined below) (Financial Statements), including the related notes, where applicable:

(ii)	have been prepared from the books and records of the BTH Group;

(A)	have been prepared in all material respects in accordance with the requirements of the Corporations Act and any other applicable laws and in accordance with the Accounting Standards; and

(B)

give a true and fair view in all material respects of the consolidated financial position of the BTH Group and the consolidated results of operations and changes in cash flows and equity of the BTH Group as of the respective dates and for the periods therein set forth.

(iii)

the Financial Statements (including the notes thereto) (i) fairly present, in all material respects, the consolidated financial position of BTH Group, as of the respective dates thereof and the consolidated results of their operations, their consolidated comprehensive incomes or losses, their consolidated changes in shareholders’ equity and their consolidated cash flows for the respective periods then ended (subject, in the case of the Unaudited Financial Statements, to normal year end adjustments (none of which are, individually or in the aggregate, material to BTH’s business taken as a whole) and the absence of footnotes or inclusion of limited footnotes), (ii) were prepared in accordance with IFRS, applied on a consistent basis during the periods covered (except as may be specifically indicated in the notes thereto and, in the case of the Unaudited Financial Statements, the absence of footnotes or the inclusion of limited footnotes), and (iii) were prepared from, and are in accordance in all material respects with, the books and records of BTH’s business.

(iv)

each of the financial statements or similar reports of BTH required to be included in the Registration Statement, the SPAC Proxy Statement, the Form 6-K filed in connection with and announcing the Closing or any other filings to be made with the SEC in connection with the transactions contemplated by the BCA or any Ancillary Agreement (the financial statements described in this sentence, which the Parties acknowledge shall, with respect to historical financial statements, solely consist of such financial statements when delivered), (i) will fairly present, in all material respects, the consolidated financial position of BTH Group, as of the respective dates thereof and the consolidated results of their operations, their consolidated comprehensive incomes or losses, their consolidated changes in stockholders’ equity and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited financial statements, to normal year end adjustments (none of which are, individually or in the aggregate, material to BTH’s business take, (ii) prepared in

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accordance with IFRS, applied on a consistent basis during the periods covered (except as may be specifically indicated in the notes thereto and, in the case of the unaudited financial statements, the absence of footnotes or the inclusion of limited footnotes) (iii) in the case of any audited financial statements, will be audited in accordance with the standards of the PCAOB and IFRS and will contain an unqualified report of BTH’s independent auditor and (iv) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the date of such delivery (including Regulation S-X or Regulation S-K, as applicable).

(v)

to the extent any of the books and records of each BTH Group Member are required to be maintained in accordance with the Accounting Standards, the Corporations Act and other applicable laws, such books and records have been, and are being, maintained in all material respects in accordance with the relevant requirements.

(vi)

as at the date of this deed, no member of the BTH Group has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), other than those liabilities:

(A)	that are reflected or reserved against on the consolidated balance sheet of the BTH Group included in its report for the full year ended 30 June 2024 (including any notes thereto),

(B)	incurred in the ordinary course of business since 30 June 2022, or

(C)	incurred in connection with this deed and the transactions contemplated by this deed.

(vii)	since 30 June 2024:

(A)

no member of the BTH Group, nor, to the knowledge of BTH, any director, officer, auditor, accountant or Representative of any member of the BTH Group, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or, to the knowledge of BTH, oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to reserves, write-downs, charge- offs and accruals) of any member of the BTH Group or their respective internal accounting controls, including any complaint, allegation, assertion or claim that a member of the BTH Group has engaged in inappropriate accounting or auditing practices; and

(B)

no employee of or legal adviser representing a member of the BTH Group, whether or not employed by a member of the BTH Group, has reported in writing evidence of a breach of securities laws, breach of fiduciary duty or similar breach by a member of the BTH Group or any of its directors, officers, employees or agents to the BTH Board or any committee thereof or the board of directors or similar governing body of any Subsidiary of BTH or any committee thereof, or to the knowledge of BTH, to any officer of a member of the BTH Group.

(viii)

since the admission of BTH to the official list of ASX, it has timely filed with ASIC and the ASX all required material reports, schedules, prospectuses, forms, statements, notices and other documents required to be filed with ASIC and the ASX, including any notices required to be filed by the Listing Rules (all of those documents being the “ BTH Reporting Documents”);

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(ix)

as of its date, each BTH Reporting Document complied in all material respects with the requirements of the Corporations Act and the Listing Rules and all rules, regulations and policy statements under the Corporations Act and the Listing Rules; and

(x)

none of the BTH Reporting Documents as of the date of their respective filings (or, if amended or superseded by a filing prior to the date of this document, on the date of such amended or superseding filing) contained an untrue statement of a material fact or omitted to state a material fact required to be stated in it or necessary to prevent the statement made from being false or misleading in the circumstances in which it has been made.

(y)

(certain payments) no member of the BTH Group or, to BTH’s knowledge, any of its respective officers, directors, employees, agents or representatives has, directly or indirectly, in connection with the business of the BTH Group: (i) made, offered or promised to make or offer any unlawful payment, loan or transfer of anything of value to or for the benefit of any government official, candidate for public office, political party or political campaign; (ii) paid, offered or promised to make or offer any bribe, payoff, influence payment, kickback, unlawful rebate, or other similar unlawful payment of any nature; (iii) made, offered or promised to make or offer any unlawful contributions, gifts, entertainment or other unlawful expenditures; (iv) established or maintained any unlawful fund of corporate monies or other properties; (v) created or caused the creation of any false or inaccurate books and records of the BTH Group or any of its members related to any of the foregoing; or (vi) otherwise violated any provision of the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§78dd-1, et seq., the UK Bribery Act of 2010, or any other applicable anti-corruption or anti-bribery law.

(z)	(employees) except as would not have a BTH Material Adverse Change:

(i)

each BTH Group Member materially complies with all obligations under employment contracts, industrial agreements and awards, and with all codes of conduct and practice relevant to conditions of service and to the relations between it and the employees employed by it;

(ii)

no BTH Group Member is a party to any workplace agreement with a trade union or industrial organisation, group of employees or individual employees in respect of the BTH Group and no industrial awards or workplace agreements apply to any employees of a BTH Group Member; and

(iii)

no BTH Group Member is currently involved or has been involved in any dispute with any union, Government Agency or employee of a BTH Group Member at any time within the 12 months preceding the date of this deed.

(aa)	(superannuation):

(i)	Except as would not have a BTH Material Adverse Change, each BTH Group Member that contributes, or is required to contribute to a superannuation fund:

(A)	has made when due, all contributions to each superannuation fund that the relevant BTH Group Member is obliged to make or has voluntarily committed to make; and

Gilbert + Tobin	Schedule 5 | page | 106

(B)	has made all superannuation contributions required to avoid any liability for a superannuation guarantee charge under the Superannuation Guarantee Charge Act 1992.

(bb)	(real property)

(i)	there are no freehold properties owned by the BTH Group;

(ii)

BTH or another member of the BTH Group is the lessee of all leasehold estates reflected in the audited financial statements included in BTH’s annual report for the financial year ended 30 June 2024 or acquired after that date (except for leases that have expired by their terms since that date), free and clear of all material encumbrances and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of BTH, the lessor, except as would not have a BTH Material Adverse Change; and

(iii)

to the knowledge of BTH, no BTH Group Member has received a notice to vacate or notice to quit from any third party pursuant to any real property leased by a member of the BTH Group, except as would not have a BTH Material Adverse Change.

(cc)	(Material contracts) except as would not have a BTH Material Adverse Change:

(i)

each material contract of the BTH Group is in full force and effect and is valid and binding on the applicable member of the BTH Group and the relevant BTH Group Member has in all material respects complied with and performed all obligations required to be complied with or performed by it to date under each material contract;

(ii)	as at the date of this deed, no member of the BTH Group has knowledge of, or has received notice of, any breach of any material contract of the BTH Group by any of the other parties thereto; and

(iii)

as at the date of this deed, no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of the BTH Group or, to the knowledge of BTH, any other party thereto, of or under any material contract of the BTH Group, or which constitutes an event of default, prepayment event or similar event, or gives another party a termination right or right to accelerate any right or obligation (including a right or obligation to any payment or fees);

(dd)

(related party transactions) no member of the BTH Group has entered into, or agreed to enter into, a transaction which requires, or would require, the approval of the holders of BTH Shareholders under Chapter 10 of the Listing Rules.

(ee)

(insurance) the Due Diligence Materials contain complete and accurate particulars of all current insurance policies and cover notes taken out in respect of each member of the BTH Group (Insurances) and, except as would not have a BTH Material Adverse Change:

(i)	each Insurance is currently in full force and effect and all applicable premiums have been paid.

(ii)

as at the date of this deed, there are no outstanding claims made by a member of the BTH Group or any person on its behalf under an Insurance or an insurance policy held by a member of the BTH Group; and

Gilbert + Tobin	Schedule 5 | page | 107

(iii)	as of the date of this deed, no member of the BTH Group has received written notice of any threatened termination of, premium increase with respect to, or alteration of coverage under, any Insurance.

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Exhibit C

Form of Sponsor Support Agreement

(See attached)

Exhibit C

SPONSOR SUPPORT AGREEMENT

THIS SPONSOR SUPPORT AGREEMENT, dated as of October 21, 2024 (this “Agreement”), is made and entered into by and among ICE I Holdings Pte. Ltd., a Singapore corporation (“Sponsor”), Investcorp AI Acquisition Corp., a Cayman Islands exempted company (“SPAC”), certain SPAC Shareholders whose names appear on the signature pages of this Agreement (such SPAC Shareholders and Sponsor, collectively, the “Sponsor Members”), Bigtincan Limited, a Cayman Islands exempted company (“Pubco”), and Bigtincan Holdings Limited, an Australian public company listed on the Australian Securities Exchange with Australian Company Number (ACN) 154 944 797 (the “Company” and together with SPAC, Pubco and the Sponsor Members, the “Parties” and each a “Party”).

WHEREAS, SPAC, Pubco, BTH Merger Sub Limited, a Cayman Islands exempted company and a direct, wholly owned Subsidiary of Pubco (“Merger Sub”), and the Company propose to enter into, concurrently herewith, a business combination agreement (the “Business Combination Agreement”; capitalized terms used but not defined in this Agreement shall have the meanings ascribed to such terms in the Business Combination Agreement), which provides for, among other things, a business combination among SPAC, Pubco, Merger Sub and the Company;

WHEREAS, as of the date hereof, each Sponsor Member owns of record the number of SPAC Shares as set forth opposite such Sponsor Member’s name on Schedule A hereto under the column entitled “Number of Shares Owned” (all such SPAC Shares and any other SPAC Shares of which ownership of record or the power to vote is hereafter acquired by the Sponsor Members prior to the Closing being referred to herein as the “Shares”);

WHEREAS, as of the date hereof, Sponsor owns of record 16,087,500 SPAC Private Warrants (the “Sponsor Warrants”), and, pursuant to the terms and subject to the conditions set forth in the Business Combination Agreement, at the SPAC Merger Effective Time, such Sponsor Warrants will be converted into an equivalent number of Pubco Warrants (all such Pubco Warrants being referred to herein as the “Warrants”); and

WHEREAS, in order to induce SPAC, Pubco and the Company to enter into the Business Combination Agreement, the Sponsor Members desire to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

1. Agreement to Vote. Each Sponsor Member hereby agrees to vote, at any meeting of the SPAC Shareholders, including the SPAC Shareholders Meeting, and in any action by written consent of the SPAC Shareholders, all Shares held by such Sponsor Member at such time in favor of the approval and adoption of the Business Combination Agreement and the Transactions and all other SPAC Shareholder Proposals.

2. Transfer of Shares. Each Sponsor Member agrees that it shall not, prior to the SPAC Merger Effective Time, directly or indirectly, (a) sell, assign, transfer (including by operation of Law), pledge, dispose of or otherwise encumber any Shares held by such Sponsor Member or otherwise agree to do any of the foregoing, except for a sale, assignment or transfer pursuant to the Business Combination Agreement, (b) deposit any Shares held by such Sponsor Member into a voting trust or enter into a voting Contract or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement or (c) enter into any Contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of Law) or other disposition of any Shares held by such Sponsor Member; provided, that the foregoing shall not prohibit the transfer of any Shares held by such Sponsor Member to one or more of its Affiliates, but only if such Affiliate executes this Agreement or a joinder agreeing to become a party to this Agreement.

3. No Redemption of Shares. Each Sponsor Member hereby agrees to abstain from exercising any Redemption Rights with respect to any Shares held by such Sponsor Member in connection with the SPAC Shareholder Approval or in connection with the Transactions.

4. Waiver of Anti-Dilution Protections. Sponsor hereby waives, subject to, and conditioned upon, the occurrence of the Closing, its right to an adjustment of the Conversion Ratio (as defined in Article 37 of the SPAC Articles) with respect to any conversion of its SPAC Class B Ordinary Share in connection with the Transactions.

5. Vesting of Warrants.

(a) Sponsor hereby agrees that it will place, or cause to be placed, the Warrants into escrow to be transferred to a mutually agreed upon escrow agent pursuant to a customary escrow agreement to be mutually agreed upon by Sponsor, SPAC, Pubco and the Company, such escrow agent holding the Warrants as nominee and for the benefit of Sponsor, subject always to the terms of this Agreement and such escrow agreement. The Warrants shall become fully vested such that they shall be released from escrow pursuant to such escrow agreement, and delivered to be held directly by Sponsor immediately upon the satisfaction of the vesting and forfeiture set forth below:

(i) if, at any time following the Closing, the 10-Day VWAP of the Pubco Ordinary Shares is greater than or equal to $11.50 (the “Price Target”), 7,239,375 of the Warrants shall become immediately vested;

(ii) if, at any time following the first anniversary of the Closing, the 10-Day VWAP of the Pubco Ordinary Shares is greater than or equal to the Price Target, 4,826,250 of the Warrants shall become immediately vested;

(iii) if, at any time following the second anniversary of the Closing, the 10-Day VWAP of the Pubco Ordinary Shares is greater than or equal to the Price Target, 4,021,875 of the Warrants shall become immediately vested; and

provided, that, in each case of clauses (i), (ii) and (iii), the Price Target shall be equitably adjusted for any share splits, share dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the Pubco Ordinary Shares.

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(b) For purposes of this Section 5, “10-Day VWAP” means, for any security as of a particular date, the dollar volume-weighted average price of such security on the principal securities exchange or securities market on which such security is then traded for the ten consecutive trading days immediately preceding (but excluding) such date, or, if the foregoing does not apply, the dollar volume-weighted average price of such security on the over-the-counter market on which such security is then traded for the ten consecutive trading days immediately preceding (but excluding) such date.

6. SPAC Transaction Expenses. Sponsor hereby agrees that, to the extent the Outstanding SPAC Transaction Expenses exceed an amount equal to $4,500,000 (the “SPAC Transaction Expenses Cap”), Sponsor shall, prior to the SPAC Merger Effective Time, pay any such amount in excess of the SPAC Transaction Expenses Cap to SPAC in cash, by wire transfer of immediately available funds to the account designated by SPAC.

7. Representations and Warranties. Each Sponsor Member, severally and not jointly, hereby represents and warrants to SPAC, Pubco and the Company as follows:

(a) The execution, delivery and performance by such Sponsor Member of this Agreement and the consummation by such Sponsor Member of the transactions contemplated hereby do not and will not (i) conflict with or violate any Law applicable to such Sponsor Member, (ii) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any Person, (iii) result in the creation of any lien or other encumbrance on any Shares held by such Sponsor Member, or, in the case of Sponsor, any of the Sponsor Warrants or the Warrants (in each case, other than under this Agreement, the Business Combination Agreement and the other Ancillary Agreements), or (iv) if applicable, conflict with or result in a breach of or constitute a default under any provision of the organizational or governing documents of such Sponsor Member.

(b) As of the date of this Agreement, such Sponsor Member owns exclusively of record and has good and valid title to the number of SPAC Shares set forth opposite such Sponsor Member’s name on Schedule A hereto under the column entitled “Number of Shares Owned”, free and clear of any liens or other encumbrances, other than pursuant to (i) this Agreement, the Business Combination Agreement and the other Ancillary Agreements, (ii) applicable securities Laws and (iii) that certain Letter Agreement, dated as of May 9, 2022, by and among SPAC, Sponsor and the individuals signatory thereto, and as of the date of this Agreement, such Sponsor Member has the sole power (as currently in effect) to vote, and the right, power and authority to sell, transfer and deliver, all of such shares, and such Sponsor Member does not own, directly or indirectly, any other SPAC Shares.

(c) Such Sponsor Member has the power, authority and capacity to execute, deliver and perform this Agreement, and this Agreement has been duly authorized, executed and delivered by such Sponsor Member.

8. Termination. This Agreement and the obligations of the Parties under this Agreement shall automatically terminate upon the earliest of: (a) the Closing; (b) the termination of the Business Combination Agreement in accordance with its terms; and (c) the mutual written agreement of all the Parties. Upon termination of this Agreement, no Party shall have any further obligations or liabilities under this Agreement; provided, however, that such termination shall not relieve any Party from any liability for any willful and material breach of this Agreement occurring prior to such termination.

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9. Miscellaneous.

(a) Except as otherwise set forth in this Agreement, all fees, expenses and disbursements incurred by or on behalf of any Party in connection with the preparation, negotiation and execution of this Agreement, the performance of such Party’s obligations hereunder or the consummation of the transactions contemplated hereby shall be paid by the Party incurring such fees, expenses and disbursements.

(b) All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be duly given (a) when delivered in person, (b) if sent by prepaid post or internationally recognized delivery service, on the Business Day after the date of posting (or the seventh Business Day after the date of posting if posted to or from outside Australia and the recipient’s notice address is located in Australia) or (c) if delivered by email, on the earlier of (i) when the sender receives an automated message confirming delivery and (ii) two hours after the time sent (as recorded on the device from which the sender sent the email) unless the sender receives an automated message that the email has not been delivered, but if the delivery or transmission under clause (a) or (b) is not on a Business Day or is after 5:00 pm at the location of delivery or transmission on a Business Day, then such notice, request, claim, demand or other communication shall be taken to be given at 9:00am at the location of delivery or transmission on the following Business Day, in each case of clauses (a), (b) and (c), unless such notice, request, claim, demand or other communication specifies it shall be taken to be given at a later time, in which case it shall be taken to be given at such later time, addressed as follows (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 9(b)):

If to Sponsor or, prior to the Closing, SPAC:

Investcorp AI Acquisition Corp.

Century Yard, Cricket Square, Elgin Avenue, PO Box 1111

George Town, Grand Cayman, Cayman Islands KY1-1102

Attention: Harsh Shethia; Dean Clinton

Email: HShethia@investcorp.com; DClinton@Investcorp.com

with a copy (which shall not constitute notice) to:

Winston & Strawn LLP

800 Capitol St., Suite 2400

Houston, TX 77002

Attention: Michael J. Blankenship; Jonathan R. Bodle

Email: mblankenship@winston.com; jbodle@winston.com

and

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Clayton Utz

Level 15, 1 Bligh Street

Sydney, NSW 2000 Australia

Attention: Rory Moriarty

Email: moriarty@claytonutz.com

If to the Company or, from and after the Closing, SPAC or Pubco:

Bigtincan Holdings Limited

Level 5, 126 Phillip St

Sydney NSW 2000

Attention: Lucy Rowe

Email: lucy.rowe@automicgroup.com.au

with a copy (which shall not constitute notice) to:

Allen Overy Shearman Sterling US LLP

2601 Olive Street, 17th Floor

Dallas, TX 75201

Attention: Alain Dermarkar; Robert J. Cardone; Michael Walraven

Email: alain.dermarkar@aoshearman.com; robert.cardone@aoshearman.com;

michael.walraven@aoshearman.com

and

Gilbert + Tobin

Level 35, Tower 2, International Towers Sydney, 200 Barangaroo Avenue

Barangaroo, NSW 2000

Attention: Costas Condoleon; Wes Bainbridge; Sarah Horton

Email: ccondoleon@gtlaw.com.au; wbainbridge@gtlaw.com.au;

shorton@gtlaw.com.au

If, prior to the Closing, to Pubco:

Bigtincan Limited

Century Yard, Cricket Square, Elgin Avenue, PO Box 1111

George Town, Grand Cayman E9-KY1-1102

Attention: Harsh Shethia; Dean Clinton

Email: HShethia@Investcorp.com; DClinton@Investcorp.com

with a copy (which shall not constitute notice) to:

Winston & Strawn LLP

800 Capitol Steet, Suite 2400

Houston, TX 77002

Attention: Michael J. Blankenship; Jonathan R. Bodle

Email: mblankenship@winston.com; jbodle@winston.com

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If to a Sponsor Member other than Sponsor, to the address or email address set forth for such Sponsor Member on its signature page hereto.

(c) If any provision of this Agreement is held to be invalid, illegal or incapable of being enforced, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner which is materially adverse to any Party. Upon such determination that any provision of this Agreement is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(d) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the definitions contained in this Agreement are applicable to the other grammatical forms of such terms, (iv) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (v) the term “Section” refers to the specified Section of this Agreement, (vi) the word “including” and derivative or similar words mean “including without limitation,” (vii) the word “extent” in the phrase “to the extent” means the degree to which a subject or thing extends, and such phrase shall not simply mean “if,” (viii) the word “or” shall be disjunctive but not exclusive, (ix) references to “written” or “in writing” include in electronic form, (x) any reference to a specified Person includes such Person’s successors and permitted assigns, (xi) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto, (xii) references to “$,” “US$,” “USD” or “dollars” are to the lawful currency of the United States of America and (xiii) references to any Law shall include all rules and regulations promulgated thereunder, and references to any Law shall be construed as including all statutory, legal, and regulatory provisions consolidating, amending or replacing such Law.

(e) The Parties and their respective counsel have reviewed and negotiated this Agreement as the joint agreement and understanding of the Parties, and the language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(f) This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and undertakings, both written and oral, among the Parties with respect to the subject matter hereof. No Party shall assign, grant or otherwise transfer the benefit of the whole or any part of this Agreement or any of its rights or obligations hereunder (whether pursuant to a merger, by operation of Law or otherwise) without the prior written consent of the other Parties; provided, that no permitted assignment shall relieve the assigning Party of any of its obligations hereunder.

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(g) This Agreement may be amended by the Parties at any time, in whole or in part, by an instrument in writing signed by each of the Parties.

(h) The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its terms, and, accordingly, that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the provisions hereof, without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at Law or in equity. Each of the Parties hereby further waives (i) any defense in any action for equitable relief that a remedy at Law would be adequate, or an award of specific performance is not an appropriate remedy, and (ii) any requirement under any applicable Law to post security or a bond as a prerequisite to obtaining equitable relief.

(i) This Agreement and all claims and causes of action arising hereunder shall be governed by, and construed in accordance with, the Laws of the State of New York applicable to contracts executed in and to be performed in that State, without regard to any conflicts of laws principles or rules.

(j) Each of the Parties hereby irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Supreme Court of the State of New York or, if it has or can acquire jurisdiction, in the U.S. District Court for the Southern District of New York (and in each case, any appellate courts thereof) (collectively, the “Chosen Courts”). Each of the Parties further agrees that notice delivered pursuant to Section 9(b) shall constitute sufficient service of process, and each of the Parties waives any argument that such service is insufficient. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the Chosen Courts for any reason, (ii) that it or its properties and assets is exempt or immune from jurisdiction of any Chosen Court or from any legal process commenced in any Chosen Court (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) any Action in any Chosen Court is brought in an inconvenient forum, (B) the venue of any such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by any Chosen Court.

(k) This Agreement may be executed and delivered (including executed manually or electronically via DocuSign or other similar services and delivered by portable document format (pdf) transmission) in multiple counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(l) Without further consideration, each Party shall execute and deliver, or cause to be executed and delivered, such additional documents and instruments and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

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(m) EACH OF THE PARTIES HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF THE PARTIES (I) CERTIFIES THAT NO REPRESENTATIVE OF ANY OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND TO CONSUMMATE THE TRANSACTIONS CONTEMPLATED HEREBY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9(M).

[Signature Pages Follow]

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IN WITNESS WHEREOF, each of the Sponsor Members, SPAC, Pubco and the Company has caused this Agreement to be duly executed as of the date first written above.

SPONSOR MEMBERS:

ICE I HOLDINGS PTE. LTD.

By:
Name:
Title:

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, each of the Sponsor Members, SPAC, Pubco and the Company has caused this Agreement to be duly executed as of the date first written above.

SPONSOR MEMBERS:

Name:
Address:

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, each of the Sponsor Members, SPAC, Pubco and the Company has caused this Agreement to be duly executed as of the date first written above.

SPAC:

INVESTCORP AI ACQUISITION CORP.

By:
Name:
Title:

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, each of the Sponsor Members, SPAC, Pubco and the Company has caused this Agreement to be duly executed as of the date first written above.

COMPANY:

BIGTINCAN HOLDINGS LIMITED

By:
Name:
Title:

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, each of the Sponsor Members, SPAC, Pubco and the Company has caused this Agreement to be duly executed as of the date first written above.

PUBCO:

BIGTINCAN LIMITED

By:
Name:
Title:

[Signature Page to Sponsor Support Agreement]

Exhibit D

Form of Sponsor Lock-Up Agreement

(See attached)

Exhibit D

SPONSOR LOCK-UP AGREEMENT

THIS SPONSOR LOCK-UP AGREEMENT, dated as of October 21, 2024 (this “Agreement”), is made and entered into by and among ICE I Holdings Pte. Ltd., a Singapore corporation (“Sponsor”), Investcorp AI Acquisition Corp., a Cayman Islands exempted company (“SPAC”), certain SPAC Shareholders whose names appear on the signature pages of this Agreement (such SPAC Shareholders and Sponsor, collectively, the “Sponsor Members”), Bigtincan Limited, a Cayman Islands exempted company (“Pubco”), and Bigtincan Holdings Limited, an Australian public company listed on the Australian Securities Exchange with Australian Company Number (ACN) 154 944 797 (the “Company” and together with SPAC, Pubco and the Sponsor Members, the “Parties” and each a “Party”).

WHEREAS, SPAC, Pubco, BTH Merger Sub Limited, a Cayman Islands exempted company and a direct, wholly owned Subsidiary of Pubco (“Merger Sub”), and the Company propose to enter into, concurrently herewith, a business combination agreement (the “Business Combination Agreement”; capitalized terms used but not defined in this Agreement shall have the meanings ascribed to such terms in the Business Combination Agreement), which provides for, among other things, a business combination among SPAC, Pubco, Merger Sub and the Company;

WHEREAS, as of the date hereof, each Sponsor Member owns of record the number of SPAC Shares as set forth opposite such Sponsor Member’s name on Schedule A hereto under the column entitled “Number of Shares Owned”, and, pursuant to the terms and subject to the conditions set forth in the Business Combination Agreement, at the SPAC Merger Effective Time, such SPAC Shares will be converted into an equivalent number of Pubco Ordinary Shares (all such Pubco Ordinary Shares to be so owned by the Sponsor Members being referred to herein as the “Shares”); and

WHEREAS, pursuant to the Business Combination Agreement, and in view of the valuable consideration to be received by the Sponsor Members thereunder, the Sponsor Members desire to enter into this Agreement, pursuant to which the Shares shall become subject to the limitations on disposition and other restrictions as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

1. Definitions. For purposes of this Agreement:

(a) the term “Change of Control” means the occurrence, after the Closing, of any of the following events: (i) any Person or any group of Persons acting together which would constitute a “group” for purposes of Section 13(d) of the Exchange Act is or becomes the beneficial owner, directly or indirectly, of securities of Pubco representing more than 50% of the combined voting power of, or economic interests in, Pubco’s then outstanding voting securities; (ii) there is consummated a merger, amalgamation, consolidation or other business combination transaction of Pubco with any Person, and, immediately after the consummation of such merger, amalgamation, consolidation or other business combination transaction, either (A) the members of the board of directors of Pubco immediately prior to such merger, amalgamation, consolidation or other business combination transaction do not constitute at least a majority of the board of directors of the company surviving such merger, amalgamation, consolidation or other business combination transaction or, if the surviving company is a Subsidiary of another Person, the ultimate parent thereof, or (B) the voting securities of Pubco immediately prior to such merger, amalgamation, consolidation or other business combination transaction do not continue to represent, or are not converted into, more than 50% of the combined voting power of the then-outstanding voting securities of the Person resulting from such merger, amalgamation, consolidation or other business combination transaction or, if such Person is a Subsidiary of another Person, the ultimate parent thereof; or (iii) the shareholders of Pubco approve a plan of complete liquidation or dissolution of Pubco or there is consummated an agreement or series of related agreements for the sale, lease or other disposition, directly or indirectly, by Pubco of 50% or more of the assets of Pubco and its Subsidiaries, taken as a whole.

(b) the term “Immediate Family” means, with respect to any natural person, any of the following: (i) such person’s spouse; (ii) the siblings of such person and his or her spouse; and (iii) the direct descendants and ascendants (including adopted and step-children and parents) of such person and his or her spouse and siblings;

(c) the term “Lock-Up Period” means the period beginning on the Closing Date and ending on the date that is the second anniversary of the Closing;

(d) the term “Lock-Up Shares” means, with respect to a given Sponsor Member, the number of Shares set forth opposite such Sponsor Member’s name on Schedule A hereto under the column entitled “Number of Lock-Up Shares”;

(e) the term “Permitted Transferees” means, with respect to a given Sponsor Member, any Person to whom such Sponsor Member is permitted to transfer Lock-Up Shares prior to the expiration of the Lock-Up Period pursuant to Section 2(a); and

(f) the term “Transfer” means the (i) sale of, offer to sell, Contract to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of, or agree to dispose of, or establishment or increase of a put equivalent position or liquidation with respect to, or decrease of a call equivalent position, within the meaning of Section 16 of the Exchange Act, with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another Person, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).

2. Lock-Up Provisions.

(a) Notwithstanding the provisions set forth in Section 2(b), each Sponsor Member or any of its Permitted Transferees may Transfer any or all of the Lock-Up Shares held by him, her or it during the Lock-Up Period: (i) to such Sponsor Member’s officers, directors, managers or management committee members; (ii) to any Affiliates of such Sponsor Member or such Affiliate’s officers, directors, managers or management committee members; (iii) in the case of such Sponsor Member or any such Permitted Transferee that is a natural person, by gift to a member of such person’s Immediate Family or to a trust, the beneficiary of which is such person or a member of such person’s Immediate Family, or to a charitable organization; (iv) in the case

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of such Sponsor Member or any such Permitted Transferee that is a natural person, by virtue of laws of descent and distribution upon death of such person; (v) in the case of such Sponsor Member or any such Permitted Transferee that is a natural person, pursuant to a qualified domestic relations order; (vi) to any partners (general or limited), members, shareholders or holders of similar Equity Securities of such Sponsor Member (or, in each case, its nominee or custodian) or any of their respective Affiliates; (vii) by virtue of applicable Law or the organizational or governing documents of such Sponsor Member or such Permitted Transferee upon liquidation or dissolution of such Sponsor Member or such Permitted Transferee; (viii) in connection with any pledge, hypothecation or other granting of a security interest in the Lock-Up Shares to one or more lending institutions as collateral or security for any borrowing or the incurrence of any indebtedness by such Sponsor Member (provided, that such borrowing or incurrence of indebtedness is secured by a portfolio of assets or Equity Securities issued by multiple issuers); (ix) pursuant to a bona fide tender offer, merger, consolidation or other similar transaction, in each case, made to all holders of Pubco Ordinary Shares involving a Change of Control (including negotiating and entering into an agreement providing for any such transaction) (provided, that in the event that such tender offer, merger, consolidation or other such transaction is not completed, all Lock-Up Shares shall remain subject to the provisions of Section 2(b)); or (x) to such Sponsor Member; provided, however, that, in the case of clauses (i) through (ix), any such Permitted Transferees shall execute this Agreement or a joinder agreeing to become a party to this Agreement prior to or concurrently with such Transfer.

(b) Each Sponsor Member hereby agrees, on its own behalf and on behalf of its Permitted Transferees, that neither such Sponsor Member nor any of its Permitted Transferees shall Transfer any Lock-Up Shares during the Lock-Up Period (such restriction, the “Lock-Up Restriction”), except as permitted in accordance with the following:

(i) on the date that is six months following the Closing Date, the Lock-Up Restriction shall expire with respect to the number of Lock-Up Shares set forth opposite such Sponsor Member’s name on Schedule A hereto under the column entitled “Number of 6-Month Lock-Up Shares”;

(ii) on the date that is the first anniversary of the Closing, the Lock-Up Restriction shall expire with respect to the number of Lock-Up Shares set forth opposite such Sponsor Member’s name on Schedule A hereto under the column entitled “Number of 12-Month Lock-Up Shares”; and

(iii) on the date that is the second anniversary of the Closing, the Lock-Up Restriction shall expire with respect to the number of Lock-Up Shares set forth opposite such Sponsor Member’s name on Schedule A hereto under the column entitled “Number of 24-Month Lock-Up Shares”;

provided, that, notwithstanding clauses (i)-(iii) above, on the date on which a Change of Control occurs, the Lock-Up Restriction will expire with respect to all Lock-Up Shares.

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(c) During the Lock-Up Period, the Lock-Up Shares (whether issued in electronic or certificated form) shall bear a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A SPONSOR LOCK-UP AGREEMENT, DATED AS OF OCTOBER 21, 2024, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”), THE ISSUER’S SECURITY HOLDERS NAMED THEREIN AND THE OTHER PARTIES THERETO, AS MAY BE AMENDED FROM TIME TO TIME. A COPY OF SUCH SPONSOR LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

Promptly upon the expiration of the Lock-Up Restriction with respect to any Lock-Up Shares, Pubco shall take all reasonable steps required to remove such legend from the certificates evidencing such Lock-Up Shares, including issuing new share certificates (if any are issued) in respect of such Lock-Up Shares.

(d) For the avoidance of any doubt, each Sponsor Member shall retain all of his, her or its rights as a shareholder of Pubco with respect to the Lock-Up Shares held by such Sponsor Member during the Lock-Up Period, including the right to vote any Lock-Up Shares.

3. Forfeiture of SPAC Shares. Sponsor hereby agrees that, at the SPAC Merger Effective Time, 968,750 of the SPAC Shares held by Sponsor shall be forfeited to SPAC for cancellation for no consideration and shall cease to represent any interest in SPAC.

4. Representations and Warranties. Each Sponsor Member, severally and not jointly, hereby represents and warrants to SPAC, Pubco and the Company as follows:

(a) The execution, delivery and performance by such Sponsor Member of this Agreement and the consummation by such Sponsor Member of the transactions contemplated hereby do not and will not (i) conflict with or violate any Law applicable to such Sponsor Member, (ii) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any Person, (iii) result in the creation of any lien or other encumbrance on any of the SPAC Shares held by such Sponsor Member or the Shares to be owned by such Sponsor Member (in each case, other than under this Agreement, the Business Combination Agreement and the other Ancillary Agreements), or (iv) if applicable, conflict with or result in a breach of or constitute a default under any provision of the organizational or governing documents of such Sponsor Member.

(b) As of the date of this Agreement, such Sponsor Member owns exclusively of record and has good and valid title to the number of SPAC Shares as set forth opposite such Sponsor Member’s name on Schedule A hereto under the column entitled “Number of Shares Owned”, free and clear of any liens or other encumbrances, other than pursuant to (i) this Agreement, the Business Combination Agreement and the other Ancillary Agreements, (ii) applicable securities Laws and (iii) that certain Letter Agreement, dated as of May 9, 2022, by and among SPAC, Sponsor and the individuals signatory thereto, and as of the date of this Agreement, such Sponsor Member has the sole power (as currently in effect) to vote, and the right, power and authority to sell, transfer and deliver, all of such shares, and such Sponsor Member does not own, directly or indirectly, any other SPAC Shares.

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(c) Such Sponsor Member has the power, authority and capacity to execute, deliver and perform this Agreement, and this Agreement has been duly authorized, executed and delivered by such Sponsor Member.

5. Termination of the Business Combination Agreement. Notwithstanding anything to the contrary contained herein, in the event that the Business Combination Agreement is terminated in accordance with its terms prior to the SPAC Merger Effective Time, this Agreement and all rights and obligations of the Parties hereunder shall automatically terminate and be of no further force or effect.

6. Miscellaneous.

(a) If any Transfer of any Lock-Up Shares is made or attempted contrary to the provisions of this Agreement, such Transfer shall be null and void ab initio, and Pubco shall refuse to recognize any transferee of such Lock-Up Shares as one of its shareholders for any purpose. In order to enforce this Section 6(a), Pubco may impose stop-transfer instructions with respect to the Lock-Up Shares (and any permitted transferees and assigns thereof) until the expiration of the applicable Lock-Up Restriction.

(b) Except as otherwise set forth in this Agreement, all fees, expenses and disbursements incurred by or on behalf of any Party in connection with the preparation, negotiation and execution of this Agreement, the performance of such Party’s obligations hereunder or the consummation of the transactions contemplated hereby shall be paid by the Party incurring such fees, expenses and disbursements.

(c) All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be duly given (i) when delivered in person, (ii) if sent by prepaid post or internationally recognized delivery service, on the Business Day after the date of posting (or the seventh Business Day after the date of posting if posted to or from outside Australia and the recipient’s notice address is located in Australia) or (iii) if delivered by email, on the earlier of (A) when the sender receives an automated message confirming delivery and (B) two hours after the time sent (as recorded on the device from which the sender sent the email) unless the sender receives an automated message that the email has not been delivered, but if the delivery or transmission under clause (A) or (B) is not on a Business Day or is after 5:00 pm at the location of delivery or transmission on a Business Day, then such notice, request, claim, demand or other communication shall be taken to be given at 9:00am at the location of delivery or transmission on the following Business Day, in each case of clauses (i), (ii) and (iii), unless such notice, request, claim, demand or other communication specifies it shall be taken to be given at a later time, in which case it shall be taken to be given at such later time, addressed as follows (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 6(c)):

If to Sponsor or, prior to the Closing, SPAC:

Investcorp AI Acquisition Corp.

Century Yard, Cricket Square, Elgin Avenue, PO Box 1111

George Town, Grand Cayman, Cayman Islands KY1-1102

Attention: Harsh Shethia; Dean Clinton

Email: HShethia@investcorp.com; DClinton@Investcorp.com

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with a copy (which shall not constitute notice) to:

Winston & Strawn LLP

800 Capitol St., Suite 2400

Houston, TX 77022

Attention: Michael J. Blankenship; Jonathan R. Bodle

Email: mblankenship@winston.com; jbodle@winston.com

and

Clayton Utz

Level 15, 1 Bligh Street

Sydney, NSW 2000 Australia

Attention: Rory Moriarty

Email: moriarty@claytonutz.com

If to the Company or, from and after the Closing, SPAC or Pubco:

Bigtincan Holdings Limited

Level 5, 126 Phillip St

Sydney NSW 2000

Attention: Lucy Rowe

Email: lucy.rowe@automicgroup.com.au

with a copy (which shall not constitute notice) to:

Allen Overy Shearman Sterling US LLP

2601 Olive Street, 17th Floor

Dallas, TX 75201

Attention: Alain Dermarkar; Robert J. Cardone; Michael Walraven

Email: alain.dermarkar@aoshearman.com; robert.cardone@aoshearman.com;

michael.walraven@aoshearman.com

and

Gilbert + Tobin

Level 35, Tower 2, International Towers Sydney, 200 Barangaroo Avenue

Barangaroo, NSW 2000

Attention: Costas Condoleon; Wes Bainbridge; Sarah Horton

Email: ccondoleon@gtlaw.com.au; wbainbridge@gtlaw.com.au;

shorton@gtlaw.com.au

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If, prior to the Closing, to Pubco:

Bigtincan Limited

Century Yard, Cricket Square, Elgin Avenue, PO Box 1111

George Town, Grand Cayman E9-KY1-1102

Attention: Harsh Shethia; Dean Clinton

Email: HShethia@Investcorp.com; DClinton@Investcorp.com

with a copy (which shall not constitute notice) to:

Winston & Strawn LLP

800 Capitol Steet, Suite 2400

Houston, TX 77002

Attention: Michael J. Blankenship; Jonathan R. Bodle

Email: mblankenship@winston.com; jbodle@winston.com

If to a Sponsor Member other than Sponsor, to the address or email address set forth for such Sponsor Member on its signature page hereto.

(d) If any provision of this Agreement is held to be invalid, illegal or incapable of being enforced, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner which is materially adverse to any Party. Upon such determination that any provision of this Agreement is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(e) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the definitions contained in this Agreement are applicable to the other grammatical forms of such terms, (iv) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (v) the term “Section” refers to the specified Section of this Agreement, (vi) the word “including” and derivative or similar words mean “including without limitation,” (vii) the word “extent” in the phrase “to the extent” means the degree to which a subject or thing extends, and such phrase shall not simply mean “if,” (viii) the word “or” shall be disjunctive but not exclusive, (ix) references to “written” or “in writing” include in electronic form, (x) any reference to a specified Person includes such Person’s successors and permitted assigns, (xi) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto and (xii) references to any Law shall include all rules and regulations promulgated thereunder, and references to any Law shall be construed as including all statutory, legal, and regulatory provisions consolidating, amending or replacing such Law.

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(f) The Parties and their respective counsel have reviewed and negotiated this Agreement as the joint agreement and understanding of the Parties, and the language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(g) This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and undertakings, both written and oral, among the Parties with respect to the subject matter hereof. No Party shall assign, grant or otherwise transfer the benefit of the whole or any part of this Agreement or any of its rights or obligations hereunder (whether pursuant to a merger, by operation of Law or otherwise) without the prior written consent of the other Parties; provided, that no permitted assignment shall relieve the assigning Party of any of its obligations hereunder.

(h) This Agreement may be amended by the Parties at any time, in whole or in part, by an instrument in writing signed by each of the Parties.

(i) The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its terms, and, accordingly, that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the provisions hereof, without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at Law or in equity. Each of the Parties hereby further waives (i) any defense in any action for equitable relief that a remedy at Law would be adequate, or an award of specific performance is not an appropriate remedy, and (ii) any requirement under any applicable Law to post security or a bond as a prerequisite to obtaining equitable relief.

(j) This Agreement and all claims and causes of action arising hereunder shall be governed by, and construed in accordance with, the Laws of the State of New York applicable to contracts executed in and to be performed in that State, without regard to any conflicts of laws principles or rules.

(k) Each of the Parties hereby irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Supreme Court of the State of New York or, if it has or can acquire jurisdiction, in the U.S. District Court for the Southern District of New York (and in each case, any appellate courts thereof) (collectively, the “Chosen Courts”). Each of the Parties further agrees that notice delivered pursuant to Section 5(c) shall constitute sufficient service of process, and each of the Parties waives any argument that such service is insufficient. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the Chosen Courts for any reason, (ii) that it or its properties and assets is exempt or immune from jurisdiction of any Chosen Court or from any legal process commenced in any Chosen Court (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) any Action in any Chosen Court is brought in an inconvenient forum, (B) the venue of any such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by any Chosen Court.

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(l) This Agreement may be executed and delivered (including executed manually or electronically via DocuSign or other similar services and delivered by portable document format (pdf) transmission) in multiple counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(m) Without further consideration, each Party shall execute and deliver, or cause to be executed and delivered, such additional documents and instruments and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(n) EACH OF THE PARTIES HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF THE PARTIES (I) CERTIFIES THAT NO REPRESENTATIVE OF ANY OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND TO CONSUMMATE THE TRANSACTIONS CONTEMPLATED HEREBY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6(N).

[Signature Pages Follow]

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IN WITNESS WHEREOF, each of the Sponsor Members, SPAC, Pubco and the Company has caused this Agreement to be duly executed as of the date first written above.

SPONSOR MEMBERS:

ICE I HOLDINGS PTE. LTD.

By:
Name:
Title:

[Signature Page to Sponsor Lock-Up Agreement]

IN WITNESS WHEREOF, each of the Sponsor Members, SPAC, Pubco and the Company has caused this Agreement to be duly executed as of the date first written above.

SPONSOR MEMBERS:

Name:
Address:

[Signature Page to Sponsor Lock-Up Agreement]

IN WITNESS WHEREOF, each of the Sponsor Members, SPAC, Pubco and the Company has caused this Agreement to be duly executed as of the date first written above.

SPAC:

INVESTCORP AI ACQUISITION CORP.

By:
Name:
Title:

[Signature Page to Sponsor Lock-Up Agreement]

IN WITNESS WHEREOF, each of the Sponsor Members, SPAC, Pubco and the Company has caused this Agreement to be duly executed as of the date first written above.

COMPANY:

BIGTINCAN HOLDINGS LIMITED

By:
Name:
Title:

[Signature Page to Sponsor Lock-Up Agreement]

IN WITNESS WHEREOF, each of the Sponsor Members, SPAC, Pubco and the Company has caused this Agreement to be duly executed as of the date first written above.

PUBCO:

BIGTINCAN LIMITED

By:
Name:
Title:

[Signature Page to Sponsor Lock-Up Agreement]

Exhibit E

Form of Company Shareholder Lock-Up Agreement

(See attached)

Exhibit E

COMPANY SHAREHOLDER LOCK-UP AGREEMENT

THIS COMPANY SHAREHOLDER LOCK-UP AGREEMENT, dated as of [●] (this “Agreement”), is made and entered into by and among Bigtincan Limited, a Cayman Islands exempted company (“Pubco”), and the undersigned Company Shareholders (collectively, the “Holders” and together with Pubco, the “Parties” and each a “Party”).

WHEREAS, Investcorp AI Acquisition Corp., a Cayman Islands exempted company (“SPAC”), Pubco, BTH Merger Sub Limited, a Cayman Islands exempted company and a direct, wholly owned Subsidiary of Pubco (“Merger Sub”), and Bigtincan Holdings Limited, an Australian public company listed on the Australian Securities Exchange with Australian Company Number (ACN) 154 944 797 (the “Company”), have entered into a business combination agreement, dated as of October 21, 2024 (the “Business Combination Agreement”; capitalized terms used but not defined in this Agreement shall have the meanings ascribed to such terms in the Business Combination Agreement), which provides for, among other things, a business combination among SPAC, Pubco, Merger Sub and the Company;

WHEREAS, pursuant to the terms and subject to the conditions set forth in the Business Combination Agreement and the SID, at the Scheme Acquisition Effective Time, each Holder will be the record and beneficial owner of Pubco Ordinary Shares to be issued by Pubco in connection with the exchange of such Holder’s Company Ordinary Shares (all such Pubco Ordinary Shares to be so owned by such Holder being referred to herein as the “Shares”);

WHEREAS, pursuant to the Business Combination Agreement, and in view of the valuable consideration to be received by each Holder thereunder, each Holder desires to enter into this Agreement, pursuant to which such Holder’s Shares shall become subject to the limitations on disposition and other restrictions as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

1. Definitions. For purposes of this Agreement:

(a) the term “Change of Control” means the occurrence, after the Closing, of any of the following events: (i) any Person or any group of Persons acting together which would constitute a “group” for purposes of Section 13(d) of the Exchange Act is or becomes the beneficial owner, directly or indirectly, of securities of Pubco representing more than 50% of the combined voting power of, or economic interests in, Pubco’s then outstanding voting securities; (ii) there is consummated a merger, amalgamation, consolidation or other business combination transaction of Pubco with any Person, and, immediately after the consummation of such merger, amalgamation, consolidation or other business combination transaction, either (A) the members of the board of directors of Pubco immediately prior to such merger, amalgamation, consolidation or other business combination transaction do not constitute at least a majority of the board of directors of the company surviving such merger, amalgamation, consolidation or other business combination transaction or, if the surviving company is a Subsidiary of another Person, the ultimate parent thereof, or (B) the voting securities of Pubco immediately prior to such merger, amalgamation, consolidation or other business combination transaction do not continue to represent, or are not converted into, more than 50% of the combined voting power of the then-outstanding voting securities of the Person resulting from such merger, amalgamation, consolidation or other business combination transaction or, if such Person is a Subsidiary of another Person, the ultimate parent thereof; or (iii) the shareholders of Pubco approve a plan of complete liquidation or dissolution of Pubco or there is consummated an agreement or series of related agreements for the sale, lease or other disposition, directly or indirectly, by Pubco of 50% or more of the assets of Pubco and its Subsidiaries, taken as a whole.

(b) the term “Immediate Family” means, with respect to any natural person, any of the following: (i) such person’s spouse; (ii) the siblings of such person and his or her spouse; and (iii) the direct descendants and ascendants (including adopted and step-children and parents) of such person and his or her spouse and siblings;

(c) the term “Lock-Up Period” means the period beginning on the Closing Date and ending on the date that is the second anniversary of the Closing;

(d) the term “Lock-Up Shares” means, with respect to a given Holder, the Shares to be owned beneficially and of record by such Holder at the Closing as set forth on Schedule A attached hereto;

(e) the term “Permitted Transferees” means, with respect to a given Holder, any Person to whom such Holder is permitted to transfer Lock-Up Shares prior to the expiration of the Lock-Up Period pursuant to Section 2(a); and

(f) the term “Transfer” means the (i) sale of, offer to sell, Contract to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of, or agree to dispose of, or establishment or increase of a put equivalent position or liquidation with respect to, or decrease of a call equivalent position, within the meaning of Section 16 of the Exchange Act, with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another Person, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).

2. Lock-Up Provisions.

(a) Notwithstanding the provisions set forth in Section 2(b), each Holder or any of his, her or its Permitted Transferees may Transfer any or all of the Lock-Up Shares during the Lock-Up Period: (i) to such Holder’s officers, directors, managers or management committee members; (ii) to any Affiliates of such Holder or such Affiliate’s officers, directors, managers or management committee members; (iii) in the case that such Holder or any such Permitted Transferee is a natural person, by gift to a member of such person’s Immediate Family or to a trust, the beneficiary of which is such person or a member of such person’s Immediate Family, or to a charitable organization; (iv) in the case that such Holder or any such Permitted Transferee is a natural person, by virtue of laws of descent and distribution upon death of such person; (v) in the case that such Holder or any such Permitted Transferee is a natural person, pursuant to a qualified

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domestic relations order; (vi) to any partners (general or limited), members, shareholders or holders of similar Equity Securities of such Holder (or, in each case, its nominee or custodian) or any of their respective Affiliates; (vii) by virtue of applicable Law or the organizational or governing documents of such Holder or such Permitted Transferee upon liquidation or dissolution of such Holder or such Permitted Transferee; (viii) in connection with any pledge, hypothecation or other granting of a security interest in the Lock-Up Shares to one or more lending institutions as collateral or security for any borrowing or the incurrence of any indebtedness by such Holder (provided, that such borrowing or incurrence of indebtedness is secured by a portfolio of assets or Equity Securities issued by multiple issuers); (ix) pursuant to a bona fide tender offer, merger, consolidation or other similar transaction, in each case, made to all holders of Pubco Ordinary Shares involving a Change of Control (including negotiating and entering into an agreement providing for any such transaction) (provided, that in the event that such tender offer, merger, consolidation or other such transaction is not completed, all Lock-Up Shares shall remain subject to the provisions of Section 2(b)); or (x) to such Holder; provided, however, that, in the case of clauses (i) through (ix), any such Permitted Transferees shall execute this Agreement or a joinder agreeing to become a party to this Agreement prior to or concurrently with such Transfer.

(b) Each Holder hereby agrees, on his, her or its own behalf and on behalf of his, her or its Permitted Transferees, that neither such Holder nor any of his, her or its Permitted Transferees shall Transfer any Lock-Up Shares during the Lock-Up Period (such restriction, the “Lock-Up Restriction”), except as permitted in accordance with the following:

(i) on the date that is six months following the Closing Date, the Lock-Up Restriction shall expire with respect to 25% of such Holder’s Lock-Up Shares;

(ii) on the date that is the first anniversary of the Closing, the Lock-Up Restriction shall expire with respect to an additional 25% of such Holder’s Lock-Up Shares;

(iii) on the date that is the second anniversary of the Closing, the Lock-Up Restriction shall expire with respect to an additional 50% such Holder’s Lock-Up Shares (which, for the avoidance of doubt, are the remaining Lock-Up Shares for such Holder); and

(iv) on the date on which a Change of Control occurs, the Lock-Up Restriction will expire with respect to all of such Holder’s Lock-Up Shares.

(c) During the Lock-Up Period, the Lock-Up Shares (whether issued in electronic or certificated form) shall bear a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A COMPANY SHAREHOLDER LOCK-UP AGREEMENT, DATED AS OF [●], BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”) AND THE ISSUER’S SECURITY HOLDERS NAMED THEREIN, AS MAY BE AMENDED FROM TIME TO TIME. A COPY OF SUCH COMPANY

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SHAREHOLDER LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

Promptly upon the expiration of the Lock-Up Restriction with respect to any Lock-Up Shares, Pubco shall take all reasonable steps required to remove such legend from the certificates evidencing such Lock-Up Shares, including issuing new share certificates (if any are issued) in respect of such Lock-Up Shares.

(d) For the avoidance of any doubt, each Holder shall retain all of his, her or its rights as a shareholder of Pubco with respect to the Lock-Up Shares during the Lock-Up Period, including the right to vote any Lock-Up Shares.

3. Representations and Warranties. Each Holder hereby represents and warrants, severally and not jointly, to Pubco as follows:

(a) The execution, delivery and performance by such Holder of this Agreement and the consummation by such Holder of the transactions contemplated hereby do not and will not (i) conflict with or violate any Law applicable to such Holder, (ii) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any Person, (iii) result in the creation of any lien or other encumbrance on any of such Holder’s Shares (in each case, other than under this Agreement, the Business Combination Agreement and the other Ancillary Agreements), or (iv) if applicable, conflict with or result in a breach of or constitute a default under any provision of the organizational or governing documents of such Holder.

(b) As of the Closing, such Holder will own exclusively of record and have good and valid title to such Holder’s Shares as set forth on Schedule A, free and clear of any liens or other encumbrances, other than pursuant to (i) this Agreement, the Business Combination Agreement and the other Ancillary Agreements and (ii) applicable securities Laws, and as of the Closing, such Holder will have the sole power (as then in effect) to vote, and the right, power and authority to sell, transfer and deliver, all of such shares, and such Holder will not own, directly or indirectly, any other Pubco Ordinary Shares.

(c) Such Holder has the power, authority and capacity to execute, deliver and perform this Agreement, and this Agreement has been duly authorized, executed and delivered by such Holder.

4. Miscellaneous.

(a) If any Transfer of any Lock-Up Shares is made or attempted contrary to the provisions of this Agreement, such Transfer shall be null and void ab initio, and Pubco shall refuse to recognize any transferee of such Lock-Up Shares as one of its shareholders for any purpose. In order to enforce this Section 4(a), Pubco may impose stop-transfer instructions with respect to the Lock-Up Shares (and any permitted transferees and assigns thereof) until the expiration of the applicable Lock-Up Restriction.

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(b) Except as otherwise set forth in this Agreement, all fees, expenses and disbursements incurred by or on behalf of any Party in connection with the preparation, negotiation and execution of this Agreement, the performance of such Party’s obligations hereunder or the consummation of the transactions contemplated hereby shall be paid by the Party incurring such fees, expenses and disbursements.

(c) All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be duly given (i) when delivered in person, (ii) if sent by prepaid post or internationally recognized delivery service, on the Business Day after the date of posting (or the seventh Business Day after the date of posting if posted to or from outside Australia and the recipient’s notice address is located in Australia) or (iii) if delivered by email, on the earlier of (A) when the sender receives an automated message confirming delivery and (B) two hours after the time sent (as recorded on the device from which the sender sent the email) unless the sender receives an automated message that the email has not been delivered, but if the delivery or transmission under clause (A) or (B) is not on a Business Day or is after 5:00 pm at the location of delivery or transmission on a Business Day, then such notice, request, claim, demand or other communication shall be taken to be given at 9:00am at the location of delivery or transmission on the following Business Day, in each case of clauses (i), (ii) and (iii), unless such notice, request, claim, demand or other communication specifies it shall be taken to be given at a later time, in which case it shall be taken to be given at such later time, addressed as follows (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 4(c)):

If to Pubco:

Bigtincan Holdings Limited

Level 5, 126 Phillip St

Sydney NSW 2000

Attention: Lucy Rowe

Email: lucy.rowe@automicgroup.com.au

with a copy (which shall not constitute notice) to:

Allen Overy Shearman Sterling US LLP

2601 Olive Street, 17th Floor

Dallas, TX 75201

Attention: Alain Dermarkar; Robert J. Cardone; Michael Walraven

Email: alain.dermarkar@aoshearman.com; robert.cardone@aoshearman.com;

michael.walraven@aoshearman.com

and

Gilbert + Tobin

Level 35, Tower 2, International Towers Sydney, 200

Barangaroo Avenue Barangaroo, NSW 2000

Attention: Costas Condoleon; Wes Bainbridge; Sarah Horton

Email: ccondoleon@gtlaw.com.au; wbainbridge@gtlaw.com.au;

shorton@gtlaw.com.au

If to a Holder, to such Holder’s address as set forth on its signature page hereto.

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(d) If any provision of this Agreement is held to be invalid, illegal or incapable of being enforced, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner which is materially adverse to any Party. Upon such determination that any provision of this Agreement is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(e) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the definitions contained in this Agreement are applicable to the other grammatical forms of such terms, (iv) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (v) the term “Section” refers to the specified Section of this Agreement, (vi) the word “including” and derivative or similar words mean “including without limitation,” (vii) the word “extent” in the phrase “to the extent” means the degree to which a subject or thing extends, and such phrase shall not simply mean “if,” (viii) the word “or” shall be disjunctive but not exclusive, (ix) references to “written” or “in writing” include in electronic form, (x) any reference to a specified Person includes such Person’s successors and permitted assigns, (xi) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto and (xii) references to any Law shall include all rules and regulations promulgated thereunder, and references to any Law shall be construed as including all statutory, legal, and regulatory provisions consolidating, amending or replacing such Law.

(f) The Parties and their respective counsel have reviewed and negotiated this Agreement as the joint agreement and understanding of the Parties, and the language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(g) This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and undertakings, both written and oral, among the Parties with respect to the subject matter hereof. No Party shall assign, grant or otherwise transfer the benefit of the whole or any part of this Agreement or any of its rights or obligations hereunder (whether pursuant to a merger, by operation of Law or otherwise) without the prior written consent of the other Parties; provided, that no permitted assignment shall relieve the assigning Party of any of its obligations hereunder.

(h) This Agreement may be amended by the Parties at any time, in whole or in part, by an instrument in writing signed by each of the Parties.

(i) The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its terms, and, accordingly, that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the provisions hereof, without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at Law or

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in equity. Each of the Parties hereby further waives (i) any defense in any action for equitable relief that a remedy at Law would be adequate, or an award of specific performance is not an appropriate remedy, and (ii) any requirement under any applicable Law to post security or a bond as a prerequisite to obtaining equitable relief.

(j) This Agreement and all claims and causes of action arising hereunder shall be governed by, and construed in accordance with, the Laws of the State of New York applicable to contracts executed in and to be performed in that State, without regard to any conflicts of laws principles or rules.

(k) Each of the Parties hereby irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Supreme Court of the State of New York or, if it has or can acquire jurisdiction, in the U.S. District Court for the Southern District of New York (and in each case, any appellate courts thereof) (collectively, the “Chosen Courts”). Each of the Parties further agrees that notice delivered pursuant to Section 4(c) shall constitute sufficient service of process, and each of the Parties waives any argument that such service is insufficient. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the Chosen Courts for any reason, (ii) that it or its properties and assets is exempt or immune from jurisdiction of any Chosen Court or from any legal process commenced in any Chosen Court (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) any Action in any Chosen Court is brought in an inconvenient forum, (B) the venue of any such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by any Chosen Court.

(l) This Agreement may be executed and delivered (including executed manually or electronically via DocuSign or other similar services and delivered by portable document format (pdf) transmission) in multiple counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(m) Without further consideration, each Party shall execute and deliver, or cause to be executed and delivered, such additional documents and instruments and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(n) EACH OF THE PARTIES HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF THE PARTIES (I) CERTIFIES THAT NO REPRESENTATIVE OF ANY OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS

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AGREEMENT AND TO CONSUMMATE THE TRANSACTIONS CONTEMPLATED HEREBY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 4(N).

[Signature Pages Follow]

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IN WITNESS WHEREOF, each of the undersigned Holders and Pubco has caused this Agreement to be duly executed as of the date first written above.

HOLDERS:

Holder Name (Individual):

By:

Address:

Holder Name (Entity):

By:

Name:

Title:

Address:

[Signature Page to Company Shareholder Lock-Up Agreement]

IN WITNESS WHEREOF, each Holder and Pubco has caused this Agreement to be duly executed as of the date first written above.

PUBCO:

BIGTINCAN LIMITED

By:
Name:
Title:

[Signature Page to Company Shareholder Lock-Up Agreement]

Exhibit F

Form of Registration Rights Agreement

(See attached)

Exhibit F

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT, dated as of [●] (this “Agreement”), is made and entered into by and among Bigtincan Limited, a Cayman Islands exempted company (“Pubco”), the Persons listed on Schedule A hereto (each such Person, together with ICE I Holdings Pte. Ltd., a Singapore corporation (“Sponsor”), and any Person who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, a “Holder” and collectively, the “Holders”), and for the limited purpose set forth in Section 5.5 of this Agreement, Investcorp AI Acquisition Corp., a Cayman Islands exempted company (“SPAC” and together with the Holders and Pubco, the “Parties” and each a “Party”).

WHEREAS, on October 21, 2024, SPAC, Pubco, BTH Merger Sub Limited, a Cayman Islands exempted company and a direct, wholly owned Subsidiary of Pubco (“Merger Sub”), and Bigtincan Holdings Limited, an Australian public company listed on the Australian Securities Exchange with Australian Company Number (ACN) 154 944 797 (the “Company”), entered into a business combination agreement (the “Business Combination Agreement”; capitalized terms used but not defined in this Agreement shall have the meanings ascribed to such terms in the Business Combination Agreement), which provides for a business combination among SPAC, Merger Sub, Pubco and the Company pursuant to which, among other things, (a) SPAC will merge with and into Merger Sub, as a result of which, among other things, (i) the SPAC Shares that are issued and outstanding immediately prior to the SPAC Merger Effective Time will be exchanged for Pubco Ordinary Shares in accordance with the terms of the Business Combination Agreement and (ii) the SPAC Warrants that are outstanding immediately prior to the SPAC Merger Effective Time will be converted into Pubco Warrants in accordance with the terms of the Business Combination Agreement and the Warrant Assignment, Assumption and Amendment Agreement, and (b) the Company will be acquired by Pubco, with the issued and outstanding Equity Securities of the Company being exchanged for Equity Securities of Pubco, or if a valid Cash Election has been made by a Company Shareholder, such portion of cash payable in respect thereof, in each case, in accordance with and subject to the conditions set forth in the SID, by means of the implementation of a scheme of arrangement under Part 5.1 of the Corporations Act;

WHEREAS, the Holders are the holders of Pubco Ordinary Shares (or Pubco Warrants to acquire Pubco Ordinary Shares) as set forth on Schedule A to this Agreement;

WHEREAS, on October 21, 2024, the Sponsor Members entered into a lock-up agreement with SPAC, Pubco and the Company (the “Sponsor Lock-Up Agreement”), pursuant to which, among other things, the Sponsor Members have agreed not to transfer certain Pubco Ordinary Shares to be held by them from and after the SPAC Merger Effective Time for a certain period of time following the Closing, subject to certain exceptions specified therein;

WHEREAS, SPAC and the Sponsor Members entered into that certain Registration Rights Agreement, dated as of May 9, 2022 (the “Prior Agreement”);

WHEREAS, SPAC and the Sponsor Members wish to terminate the Prior Agreement, with such termination effective as of the date hereof; and

WHEREAS, the Parties are entering into this Agreement concurrently with, and contingent upon, the Closing in order to provide the Holders the registration rights described herein.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

1.	Definitions. For purposes of this Agreement:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the principal executive officer or principal financial officer of Pubco, after consultation with counsel to Pubco, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, and (c) Pubco has a bona fide business purpose for not making such information public.

“Agreement” shall mean this Registration Rights Agreement, as amended, restated, supplemented or otherwise modified from time to time.

“Board” shall mean the Board of Directors of Pubco.

“Business Combination Agreement” shall have the meaning given in the Recitals hereto.

“Chosen Courts” shall have the meaning given in Section 5.6(b).

“Commission” shall mean the United States Securities and Exchange Commission.

“Company” shall have the meaning given in the Recitals hereto.

“Demand Registration” shall have the meaning given in Section 2.1.

“Demanding Holder” shall have the meaning given in Section 2.1.

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as it may be amended from time to time.

“Holders” shall have the meaning given in the Preamble hereto.

“Maximum Number of Securities” shall have the meaning given in Section 2.1(e).

“Merger Sub” shall have the meaning given in the Recitals hereto.

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“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement not misleading or, in the case of a Prospectus, not misleading in the light of the circumstances under which they were made.

“Parties” shall have the meaning given in the Recitals hereto.

“Permitted Transferees” shall mean any Person to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the lock-up period in the Sponsor Lock-Up Agreement and any other applicable agreement between such Holder and Pubco, and to any subsequent transferee thereafter.

“Piggyback Registration” shall have the meaning given in Section 2.2(a).

“PIPE Subscription Agreements” means those certain subscription agreements entered into by and among Pubco and the Persons identified therein as “Subscribers”, pursuant to which such Persons shall purchase Pubco Ordinary Shares at the Closing on the terms and subject to the conditions set forth therein.

“Prior Agreement” shall have the meaning given in the Recitals hereto.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Pubco” shall have the meaning given in the Preamble hereto.

“Pubco Ordinary Shares” shall mean Pubco’s ordinary shares, par value $0.0001 per share.

“Registrable Security” shall mean the Pubco Ordinary Shares and securities set forth on Schedule A hereto (including any warrants, shares of capital stock or other securities of Pubco issued as a dividend or other distribution with respect to or in exchange for or in replacement of such Pubco Ordinary Shares); provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (a) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act after the date of this Agreement and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (b) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by Pubco and subsequent public distribution of such securities shall not require registration under the Securities Act; (c) such securities shall have ceased to be outstanding; or (d) such securities have been sold to, or through, a broker, dealer or Underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

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“Registration Expenses” shall mean the out-of-pocket expenses relating to a Registration, including, without limitation, the following:

(a)

all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Pubco Ordinary Shares are then listed;

(b)

fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters, if any, in connection with blue sky qualifications of Registrable Securities);

(c)	printing, messenger, telephone and delivery expenses;

(d)	reasonable fees and disbursements of counsel for Pubco;

(e)	reasonable fees and disbursements of all independent registered public accountants of Pubco incurred specifically in connection with such Registration; and

(f)

reasonable fees and expenses of one legal counsel selected by the majority-in-interest of the Demanding Holders initiating a Demand Registration to be registered for offer and sale in the applicable Registration.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in Section 2.1(b).

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended from time to time.

“Shelf Registration” shall have the meaning given in Section 2.1(a).

“Shelf Registration Statement” shall have the meaning given in Section 2.1(a).

“SPAC” shall have the meaning given in the Preamble hereto.

“Sponsor” shall have the meaning given in the Preamble hereto .

“Sponsor Lock-Up Agreement” shall have the meaning given in the Recitals hereto.

“Sponsor Members” shall mean Sponsor and certain other SPAC Shareholders as set forth on Schedule I to the Business Combination Agreement.

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“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of Pubco are sold to one or more Underwriters in a firm commitment underwriting for distribution to the public.

2.	Registrations.

2.1	Demand Registration.

(a)

As soon as practicable but no later than 30 Business Days following the Closing (the “Filing Date”), Pubco shall prepare and file with the Commission a shelf registration statement under Rule 415 of the Securities Act (such registration statement, a “Shelf Registration Statement”) covering the resale of all the Registrable Securities (determined as of two Business Days prior to such filing) on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Shelf Registration Statement declared effective as soon as practicable after the filing thereof and no later than the earlier of (i) the 60th calendar day (or the 90th calendar day if the Commission notifies Pubco that it will “review” the Shelf Registration Statement) following the Closing Date and (ii) the 10th Business Day after the date Pubco is notified (orally or in writing, whichever is earlier) by the Commission that such Shelf Registration Statement will not be “reviewed” or will not be subject to further review. Such Shelf Registration Statement shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. Pubco shall maintain the Shelf Registration Statement in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf Registration Statement continuously effective, available for use to permit all Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event Pubco files a Shelf Registration Statement on Form F-1, Pubco shall use commercially reasonable efforts to convert such Shelf Registration Statement to a Shelf Registration Statement on Form F-3 as soon as practicable after Pubco is eligible to use Form F-3.

(b)

Request for Registration. Subject to the provisions of Section 2.1(e) hereof, at any time and from time to time on or after the date hereof, Holders of Registrable Securities (the “Demanding Holders”) may make a written demand for Registration of all or part of their Registrable Securities with a fair market value of at least $30 million, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). Pubco shall, within 20 days of Pubco’s receipt of the Demand Registration, notify, in writing,

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all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Requesting Holder”) shall so notify Pubco, in writing, within three Business Days after the receipt by the Holder of the notice from Pubco. Upon receipt by Pubco of any such written notification from a Requesting Holder(s) to Pubco, such Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and Pubco shall effect, as soon thereafter as practicable, but not more than 45 days immediately after Pubco’s receipt of the Demand Registration, the Registration of all Registrable Securities requested by the Demanding Holders and Requesting Holders pursuant to such Demand Registration. Under no circumstances shall Pubco be obligated to effect more than one Registration pursuant to a Demand Registration in any six month period under this Section 2.1(b) with respect to any or all Registrable Securities. Each Holder agrees that such Holder shall treat as confidential the receipt of the notice of Demand Registration and shall not disclose or use the information contained in such notice of Demand Registration without the prior written consent of Pubco or until such time as the information contained therein is or becomes available to the public generally, other than as a result of disclosure by the Holder in breach of the terms of this Agreement.

(c)

Effective Registration. Notwithstanding the provisions of Section 2.1(b) above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (i) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and (ii) Pubco has complied with all of its obligations under this Agreement with respect thereto; provided further that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently enjoined by any stop order or injunction of the Commission, federal or state court or any other governmental agency, the Registration Statement with respect to such Registration shall be deemed not to have been declared effective, unless and until (A) such stop order or injunction is removed, rescinded or otherwise terminated and (B) a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify Pubco in writing of such election not later than five days following such removal, rescinding or termination; provided further that Pubco shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or is subsequently terminated.

(d)

Underwritten Offering. Subject to the provisions of Section 2.1(e) hereof, if a majority-in-interest of the Demanding Holders so advise Pubco as part of their Demand Registration that the offering of the Registrable Securities pursuant to such

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Demand Registration shall be in the form of an Underwritten Offering, then the right of such Demanding Holder or Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this Section 2.1(c) shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the majority-in-interest of the Demanding Holders initiating the Demand Registration.

(e)

Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Registration pursuant to a Demand Registration, in good faith, advise Pubco, the Demanding Holders and the Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Pubco Ordinary Shares or other equity securities that Pubco desires to sell and the Pubco Ordinary Shares, if any, as to which a Registration has been requested pursuant to separate written contractual piggyback registration rights held by any other shareholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then Pubco shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Registration) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Pubco Ordinary Shares or other equity securities that Pubco desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Pubco Ordinary Shares or other equity securities of other Persons that Pubco is obligated to register in a Registration pursuant to separate written contractual arrangements with such Persons and that can be sold without exceeding the Maximum Number of Securities.

(f)

Demand Registration Withdrawal. A majority-in-interest of the Demanding Holders initiating a Demand Registration or a majority- in-interest of the Requesting Holders (if any), pursuant to a Registration under Section 2.1(b) shall have the right to withdraw from a Registration pursuant to such Demand Registration for any or no reason whatsoever upon written notification to Pubco

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and the Underwriter or Underwriters (if any) of their intention to withdraw from such Registration at least three Business Days prior to the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to such Demand Registration (or in the case of an Underwritten Registration pursuant to Rule 415 under the Securities Act, at least five Business Days prior to the time of pricing of the applicable offering).

2.2	Piggyback Registration.

(a)

Piggyback Rights. If, at any time on or after the date hereof, Pubco proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of Persons other than the Holders of Registrable Securities, other than a Registration Statement (i) filed in connection with any employee share option or other benefit plan, (ii) for an exchange offer or offering of securities solely to Pubco’s existing shareholders, (iii) for an offering of debt that is convertible into equity securities of Pubco, (iv) for a registered offering not involving a “road show” or other substantial marketing efforts or a widespread distribution of securities, such as a “registered direct” offering (whether or not underwritten), (v) for an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal, or (vi) for a dividend reinvestment plan, then Pubco shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as reasonably practicable but not less than five days before the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within three (3) Business Days after receipt of such written notice (such Registration a “Piggyback Registration”). Pubco shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2(a) to be included in a Piggyback Registration on the same terms and conditions as any similar securities of Pubco included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this Section 2.2(a) shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by Pubco. Pubco shall have the right to terminate or withdraw any Registration Statement initiated by it under this Section 2.2(a) before the effective date of such Registration, whether or not any Holder has elected to include Registrable Securities in such Registration.

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(b)

Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advise Pubco and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of the Pubco Ordinary Shares that Pubco desires to sell, taken together with (x) the Pubco Ordinary Shares, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with Persons other than the Holders of Registrable Securities hereunder, (y) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (z) the Pubco Ordinary Shares, if any, as to which Registration has been requested pursuant to separate written contractual piggyback registration rights of other shareholders of Pubco, exceeds the Maximum Number of Securities, then:

(i)

If the Registration is undertaken for Pubco’s account, Pubco shall include in any such Registration: (A) first, the Pubco Ordinary Shares or other equity securities that Pubco desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2(a) hereof, pro rata based on the respective number of Registrable Securities that each Holder has so requested exercising its rights to register its Registrable Securities pursuant to Section 2.2(a) hereof, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Pubco Ordinary Shares, if any, as to which Registration has been requested pursuant to written contractual piggyback registration rights of other shareholders of Pubco, which can be sold without exceeding the Maximum Number of Securities;

(ii)

If the Registration is pursuant to a request by Persons other than the Holders of Registrable Securities, then Pubco shall include in any such Registration: (A) first, the Pubco Ordinary Shares or other equity securities, if any, of such requesting Persons, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2(a), pro rata based on the respective number of Registrable Securities that each Holder has so requested exercising its rights to register its Registrable Securities pursuant to Section 2.2(a) hereof, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Pubco Ordinary Shares or other equity securities that Pubco desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached

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under the foregoing clauses (A), (B) and (C), the Pubco Ordinary Shares or other equity securities for the account of other Persons that Pubco is obligated to register pursuant to separate written contractual arrangements with such Persons, which can be sold without exceeding the Maximum Number of Securities.

(c)

Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to Pubco and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration (or in the case of an Underwritten Registration pursuant to Rule 415 under the Securities Act, at least five Business Days prior to the time of pricing of the applicable offering). Pubco (whether on its own good faith determination or as the result of a request for withdrawal by Persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, Pubco shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2(c).

(d)

Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.2 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.1 hereof.

2.3

Restrictions on Registration Rights. If: (a) during the period starting with the date that is 60 days prior to Pubco’s good faith estimate of the date of the filing of, and ending on a date that is 120 days after the effective date of, a Pubco-initiated Registration and provided that Pubco has delivered written notice to the Holders prior to receipt of a Demand Registration pursuant to Section 2.1(a) and it continues to actively employ, in good faith, all reasonable efforts to cause the applicable Registration Statement to become effective; (b) the Holders have requested an Underwritten Registration and Pubco and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; or (c) in the good faith judgment of the Board such Demand Registration would be seriously detrimental to Pubco and the Board concludes as a result that it is essential to defer the filing of such Registration Statement at such time, then in each case Pubco shall furnish to such Holders a certificate signed by the Chairman of the Board or another authorized representative of the Board stating that in the good faith judgment of the Board it would be seriously detrimental to Pubco for such Registration Statement to be filed in the near future and that it is therefore essential to defer the filing of such Registration Statement. In such event, Pubco shall have the right to defer such filing for a period of not more than 45 days; provided, however, that Pubco shall not defer its obligation in this manner more than once in any 12-month period.

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3.	Pubco Procedures.

3.1

General Procedures(a) . If at any time on or after the date hereof Pubco is required to effect the Registration of Registrable Securities, Pubco shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto Pubco shall, as expeditiously as reasonably possible:

(a)

prepare and file with the Commission as soon as reasonably practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective for a period of up to 180 days or, if earlier, until all Registrable Securities covered by such Registration Statement have been sold;

(b)

prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the majority-in-interest of the Holders with Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by Pubco or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

(c)

prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

(d)

prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of Pubco and do any

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and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that Pubco shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

(e)	cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by Pubco are then listed;

(f)	provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

(g)

advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

(h)

at least five days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (other than by way of a document incorporated by reference into such Registration Statement or Prospectus) furnish a copy thereof to each seller of such Registrable Securities or its counsel;

(i)

notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

(j)

permit a representative of the Holders (such representative to be selected by a majority-in-interest of the participating Holders), the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriters to participate, at each such Person’s own expense, in the preparation of the Registration Statement, and cause Pubco’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to Pubco, prior to the release or disclosure of any such information;

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(k)

obtain a “cold comfort” letter from Pubco’s independent registered public accountants in the event of an Underwritten Registration, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter(s) may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

(l)

on the date the Registrable Securities are delivered for sale pursuant to such Registration, in the event of an Underwritten Registration, obtain an opinion, dated such date, of counsel representing Pubco for the purposes of such Registration, addressed to the Underwriters, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders;

(m)	in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter(s) of such offering;

(n)

make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least 12 months beginning with the first day of Pubco’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

(o)

if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $50,000,000, use its reasonable efforts to make available senior executives of Pubco to participate in customary “road show” presentations that may be reasonably requested by the Underwriter(s) in any Underwritten Offering; and

(p)	otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by, the Holders in connection with such Registration.

3.2

Registration Expenses(a) . The Registration Expenses of all Registrations shall be borne by Pubco; provided, however, that Pubco shall not be required to pay for more than one registration proceeding with respect to a registration request begun pursuant to Section 2.1 by the Demanding Holders, if such registration request is subsequently withdrawn at the request of the Demanding Holders. Any Registration Expenses of Registrations not borne by Pubco pursuant to the immediately preceding sentence shall be borne by the Demanding Holders pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

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3.3

Requirements for Participation in Underwritten Offerings. No Person may participate in any Underwritten Offering for equity securities of Pubco pursuant to a Registration initiated by Pubco hereunder unless such Person (a) agrees to sell such Person’s securities on the basis provided in any underwriting arrangements approved by Pubco and (b) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

3.4

Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from Pubco that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that Pubco hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice), or until he, she or it is advised in writing by Pubco that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require Pubco to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to Pubco for reasons beyond Pubco’s control, Pubco may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, determined in good faith by Pubco to be necessary for such purpose. In the event Pubco exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. Pubco shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4.

3.5

Reporting Obligations. As long as any Holder shall own Registrable Securities, Pubco, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by Pubco after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings. Pubco further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Pubco Ordinary Shares held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission, to the extent that such rule or such successor rule is available to Pubco), including providing any customary legal opinions. Upon the request of any Holder, Pubco shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

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4.	Indemnification and Contribution.

4.1	Indemnification.

(a)

In connection with any Registration Statement in which a Holder of Registrable Securities is participating, Pubco agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and each Person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading, except insofar as the same are caused by or contained in any information furnished in writing to Pubco by such Holder expressly for use therein. Pubco shall indemnify the Underwriters, their officers and directors and each Person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder. Notwithstanding the foregoing, the indemnity agreement contained in this Section 4.1(a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of Pubco, which consent shall not be unreasonably withheld, conditioned, or delayed.

(b)

In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to Pubco in writing such information and affidavits as Pubco reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify Pubco, its directors and officers and agents and each Person who controls Pubco (within the meaning of the Securities Act) and any other Holder of Registrable Securities participating in the Registration, against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees of one legal counsel) resulting from any untrue or alleged untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each Person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of Pubco.

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(c)

Any Person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying Party of any claim with respect to which he, she or it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying Party) and (ii) unless in such indemnified Party’s reasonable judgment a conflict of interest between such indemnified and indemnifying Parties may exist with respect to such claim, permit such indemnifying Party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified Party. If such defense is assumed, the indemnifying Party shall not be subject to any liability for any settlement made by the indemnified Party without its consent (but such consent shall not be unreasonably withheld). An indemnifying Party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (plus local counsel) for all Parties indemnified by such indemnifying Party with respect to such claim, unless in the reasonable judgment of any indemnified Party a conflict of interest may exist between such indemnified Party and any other of such indemnified Parties with respect to such claim. No indemnifying Party shall, without the consent of the indemnified Party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying Party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified Party of a release from all liability in respect to such claim or litigation.

(d)

The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified Party or any officer, director or controlling Person of such indemnified Party and shall survive the transfer of securities. Pubco and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified Party for contribution to such Party in the event Pubco’s or such Holder’s indemnification is unavailable for any reason.

(e)

If the indemnification provided under Section 4.1 hereof from the indemnifying Party is unavailable or insufficient to hold harmless an indemnified Party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying Party, in lieu of indemnifying the indemnified Party, shall contribute to the amount paid or payable by the indemnified Party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying Party and the indemnified Party, as well as any other relevant equitable considerations. The relative fault of the indemnifying Party and indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying Party or indemnified Party, and the indemnifying Party’s and indemnified Party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided,

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however, that the liability of any Holder under this Section 4.1(e) shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability except in the case of fraud or willful misconduct by such Holder. The amount paid or payable by a Party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1(a), 4.1(b) and 4.1(c) above, any legal or other fees, charges or expenses reasonably incurred by such Party in connection with any investigation or proceeding. The Parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1(e) were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1(e). No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1(e) from any Person who was not guilty of such fraudulent misrepresentation.

5.	Miscellaneous.

5.1

Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be duly given (a) when delivered in person, (b) if sent by prepaid post or internationally recognized delivery service, on the Business Day after the date of posting (or the seventh Business Day after the date of posting if posted to or from outside Australia and the recipient’s notice address is located in Australia) or (c) if delivered by email, on the earlier of (i) when the sender receives an automated message confirming delivery and (ii) two hours after the time sent (as recorded on the device from which the sender sent the email) unless the sender receives an automated message that the email has not been delivered, but if the delivery or transmission under clause (i) or (ii) is not on a Business Day or is after 5:00 pm at the location of delivery or transmission on a Business Day, then such notice, request, claim, demand or other communication shall be taken to be given at 9:00am at the location of delivery or transmission on the following Business Day, in each case of clauses (a), (b) and (c), unless such notice, request, claim, demand or other communication specifies it shall be taken to be given at a later time, in which case it shall be taken to be given at such later time, addressed as follows (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 5.1):

If to Pubco:

Bigtincan Holdings Limited

Level 5, 126 Phillip St

Sydney NSW 2000

Attention: Lucy Rowe

Email: lucy.rowe@automicgroup.com.au

with a copy (which shall not constitute notice) to:

Allen Overy Shearman Sterling US LLP

2601 Olive Street, 17th Floor

Dallas, TX 75201

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Attention: Alain Dermarkar; Robert J. Cardone; Michael Walraven

Email: alain.dermarkar@aoshearman.com; robert.cardone@aoshearman.com;

michael.walraven@aoshearman.com

and

Gilbert + Tobin

Level 35, Tower 2, International Towers Sydney, 200 Barangaroo Avenue

Barangaroo, NSW 2000

Attention: Costas Condoleon; Wes Bainbridge; Sarah Horton

Email: ccondoleon@gtlaw.com.au; wbainbridge@gtlaw.com.au;

shorton@gtlaw.com.au

If to a Holder, to such Holder’s address as set forth on Schedule A hereto.

5.2	Assignment; No Third Party Beneficiaries.

(a)	This Agreement and the rights, duties and obligations of Pubco hereunder may not be assigned or delegated by Pubco in whole or in part.

(b)

Prior to the expiration of the lock-up period in the Sponsor Lock-Up Agreement, no Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee but only if such Permitted Transferee assumes such Holder’s rights and obligations under this Agreement upon its, his or her execution and delivery of a joinder agreement, in form and substance reasonably acceptable to Pubco agreeing to be bound by the terms and conditions of this Agreement as if such Person were a Holder, whereupon such Person will be treated for all purposes of this Agreement, with the same rights, benefits and obligations hereunder as such Holder with respect to the transferred Registrable Securities.

(c)

This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the Parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

(d)	This Agreement shall not confer any rights or benefits on any Persons that are not Parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

(e)

No assignment by any Party of such Party’s rights, duties and obligations hereunder shall be binding upon or obligate Pubco unless and until Pubco shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to Pubco, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

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5.3

Severability. If any provision of this Agreement is held to be invalid, illegal or incapable of being enforced, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner which is materially adverse to any Party. Upon such determination that any provision of this Agreement is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

5.4

Counterparts. This Agreement may be executed and delivered (including executed manually or electronically via DocuSign or other similar services and delivered by portable document format (pdf) transmission) in multiple counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

5.5

Entire Agreement. This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and undertakings, both written and oral, among the Parties with respect to the subject matter hereof. Without limiting the generality of the foregoing, SPAC and each of the Sponsor Members signatory hereto hereby agree that the Prior Agreement is terminated and of no further force or effect.

5.6	Governing Law; Jurisdiction; Waiver of Jury Trial.

(a)

This Agreement and any claims, causes of action, non-contractual rights or obligations arising out of or in connection with it shall be governed by, and construed in accordance with, the Laws of the State of New York applicable to contracts executed in and to be performed in that State, without regard to any conflicts of laws principles or rules.

(b)

Each of the Parties hereby irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Supreme Court of the State of New York or, if it has or can acquire jurisdiction, in the U.S. District Court for the Southern District of New York (and in each case, any appellate courts thereof) (collectively, the “Chosen Courts”). Each of the Parties further agrees that notice delivered pursuant to Section 5.1 shall constitute sufficient service of process, and each of the Parties waives any argument that such service is insufficient. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the Chosen Courts for any reason, (ii) that it or its properties and assets is exempt or immune from jurisdiction of any Chosen Court or from any legal process commenced in any Chosen Court (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A)

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any Action in any Chosen Court is brought in an inconvenient forum, (B) the venue of any such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by any Chosen Court.

(c)

EACH OF THE PARTIES HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF THE PARTIES (I) CERTIFIES THAT NO REPRESENTATIVE OF ANY OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND TO CONSUMMATE THE TRANSACTIONS CONTEMPLATED HEREBY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.6(C).

5.7

Amendments and Modifications. Upon the written consent of Pubco and the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in his, her or its capacity as a holder of the shares of Pubco, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or Pubco and any other Party or any failure or delay on the part of a Holder or Pubco in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or Pubco. No single or partial exercise of any rights or remedies under this Agreement by a Party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such Party. Any amendment, termination, or waiver effected in accordance with this Section 5.7 shall be binding on each Party and all of such Party’s successors and permitted assigns, regardless of whether or not any such Party, successor or assignee entered into or approved such amendment, termination, or waiver.

5.8	Titles and Headings. Titles and headings of sections of this Agreement are for convenience only and shall not affect the construction of any provision of this Agreement.

5.9

Waivers and Extensions. Any Party may (a) extend the time for the performance of any obligation or other act of any non-Affiliated Party hereunder, (b) waive any inaccuracy in the representations and warranties by any non-Affiliated Party contained herein or in any document delivered pursuant hereto or (c) waive compliance by any non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Party to be bound thereby. Any such waiver shall constitute a waiver only with respect to the specific matter described in

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such writing and shall in no way impair the rights of the Party granting such waiver in any other respect or at any other time. Neither the waiver by any Party of a breach of or a default under any of the provisions of this Agreement, nor the failure by any Party, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that a Party may otherwise have at law or in equity.

5.10

Remedies Cumulative. None of the rights, powers or remedies conferred under this Agreement shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to any other right, power or remedy, whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise.

5.11

Other Registration Rights. Pubco represents and warrants that no Person, other than a holder of (a) Registrable Securities or (b) securities of Pubco that are registrable pursuant to any PIPE Subscription Agreement, has any right to require Pubco to register any securities of Pubco for sale or to include such securities of Pubco in any Registration filed by Pubco for the sale of securities for its own account or for the account of any other Person. Further, Pubco represents and warrants that, except with respect to the PIPE Subscription Agreements, this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail. Notwithstanding the foregoing, Pubco and the Holders hereby acknowledge that Pubco has granted resale registration rights to certain holders of Pubco securities in the PIPE Subscription Agreements, and that nothing herein shall restrict the ability of Pubco to fulfil its resale registration obligations under such agreements.

5.12

Term. This Agreement shall terminate upon the earlier of (a) the tenth anniversary of the date of this Agreement and (b) the date as of which no Registrable Securities remain outstanding. The provisions of Section 3.5 and Article 4 shall survive any termination.

[Signature Pages Follow]

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IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed as of the date first written above.

PUBCO:

BIGTINCAN LIMITED

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed as of the date first written above.

SPAC:

INVESTCORP AI ACQUISITION CORP.

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed as of the date first written above.

HOLDER(S):

ICE I HOLDINGS PTE. LTD.

By:
Name:
Title:

[●]

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

Schedule A

Holders

Holder	Address	Number of Pubco Ordinary Shares or securities
[●]	[●]	[●]

Exhibit G

Form of Sponsor Affiliate Subscription Agreement

(See attached)

Exhibit G

SUBSCRIPTION AGREEMENT

Bigtincan Limited

Paget-Brown Trust Company Ltd.

Century Yard, Cricket Square, Elgin Avenue, PO Box 1111

George Town, Grand Cayman, Cayman Islands KY1-1102

Bigtincan Holdings Limited

Level 5, 126 Phillip St

Sydney NSW 2000

Ladies and Gentlemen:

In connection with the proposed business combination (the “Transaction”) contemplated by that certain business combination agreement, dated as of the date hereof (as amended, modified or supplemented from time to time, the “Transaction Agreement”), by and among Investcorp AI Acquisition Corp., a Cayman Islands exempted company (“SPAC”), Bigtincan Limited, a Cayman Islands exempted company (“Pubco”), BTH Merger Sub Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of Pubco (“Merger Sub”), and Bigtincan Holdings Limited, an Australian public company listed on the Australian Securities Exchange with Australian Company Number (ACN) 154 944 797 (the “Company”), and that certain scheme implementation deed entered into in connection with the Transaction Agreement, dated as of the date hereof (as amended, modified or supplemented from time to time, the “SID”), by and among SPAC, Pubco, Merger Sub and the Company, pursuant to and in accordance with the terms and conditions set forth in this subscription agreement (this “Subscription Agreement”), the undersigned desires to subscribe for and purchase from Pubco, and Pubco desires to sell to the undersigned, that number of ordinary shares, par value USD$0.0001 per share, of Pubco (“Ordinary Shares”), set forth on the signature page hereof for a purchase price of USD$10.00 per share (the “Per Share Price” and the aggregate of such Per Share Price for all Ordinary Shares subscribed for by the undersigned being referred to herein as the “Purchase Price”). In connection with the Transaction, it is contemplated that certain other institutional “accredited investors” (as defined in Rule 501 under the Securities Act of 1933, as amended (the “Securities Act”)) will enter into separate subscription agreements with Pubco (the “Other Subscription Agreements”), pursuant to which such investors (the “Other Subscribers”) will purchase Ordinary Shares at the Per Share Price (the undersigned being referred to sometimes herein as a “Subscriber” and together with the Other Subscribers, the “Subscribers”). In connection therewith, the undersigned and Pubco agree as follows:

1.   Subscription. Subject to the provisions of Section 2, the undersigned hereby irrevocably subscribes for and agrees to purchase from Pubco such number of Ordinary Shares as is set forth on the signature page of this Subscription Agreement on the terms and subject to the conditions provided for herein (the “Shares”). The undersigned understands and agrees that the undersigned’s subscription for the Shares shall be deemed to be accepted by Pubco if and when this Subscription Agreement is signed and delivered by a duly authorized person by or on behalf of Pubco.

For the purposes of this Subscription Agreement, “Business Day” means any day on which the principal offices of the United States Securities and Exchange Commission (the “Commission”) in Washington, D.C. are open to accept filings and on which banks are not required or authorized to close in any of New York, New York, Sydney, Australia, or the Cayman Islands.

2.   Closing. The closing of the sale of the Shares contemplated hereby (the “Subscription Closing”) is contingent upon the substantially concurrent consummation of the Transaction (the “Transaction Closing”). The Subscription Closing shall occur on the date of, and substantially concurrently with, the Transaction Closing (the “Transaction Closing Date”). Not less than ten Business Days prior to the scheduled Transaction Closing Date, Pubco shall provide written notice to the undersigned (the “Closing Notice”) (a) of such scheduled Transaction Closing Date, (b) that Pubco reasonably expects all conditions to the closing of the Transaction to be satisfied or waived and (c) including wire instructions for delivery of the Purchase Price to an Australian dollar denominated trust account with an authorized deposit-taking institution operated by the Company as trustee for the shareholders of the Company (the “Company Trust Account”). The undersigned shall deliver to the Company Trust Account, at least four Business Days prior to the Transaction Closing Date specified in the Closing Notice, the Purchase Price, by wire transfer of United States dollars in immediately available funds. On the Transaction Closing Date or as promptly as practicable thereafter, Pubco shall deliver to the undersigned (i) the Shares in book-entry form, or, if required by the undersigned, certificated form, free and clear of any liens or other restrictions whatsoever (other than those arising under this Subscription Agreement or applicable securities laws), in the name of the undersigned (or its nominee in accordance with its delivery instructions) or to a custodian designated by the undersigned, as applicable, and (ii) a copy of the records of Pubco’s transfer agent showing the undersigned (or such nominee or custodian) as the owner of the Shares on and as of the Transaction Closing Date. The Purchase Price shall be released from the Trust Account in accordance with the terms of the SID.

If the Transaction Closing does not occur within five Business Days after the Transaction Closing Date specified in the Closing Notice, the Company shall promptly (but not later than two Business Days thereafter) return the Purchase Price to the undersigned by wire transfer of United States dollars in immediately available funds to the account specified by the undersigned, and any book-entries representing Shares and, if applicable, certificated Shares, shall be deemed cancelled (and, in the case of certificated Shares, the undersigned shall promptly return such certificates to Pubco or, as directed by Pubco, to Pubco’s representative or agent).

If this Subscription Agreement terminates following the delivery to the Company Trust Account by the undersigned of the Purchase Price, the Company shall promptly (but not later than two Business Days thereafter) return the Purchase Price to the undersigned.

Notwithstanding the foregoing in this Section 2, if the undersigned informs Pubco (A) that it is an investment company registered under the Investment Company Act of 1940, as amended, (B) that it is advised by an investment adviser subject to regulation under the Investment Advisers Act of 1940, as amended, or (C) that its internal compliance policies and procedures so require it, then, in lieu of the settlement procedures provided above, the following shall apply: the undersigned shall deliver at 8:00 a.m. Australian Eastern Standard Time on the Transaction Closing Date (or as soon as practicable prior to the Transaction Closing on the Transaction Closing

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Date, following receipt of evidence from Pubco’s transfer agent of the issuance to the undersigned of the Shares on and as of the Transaction Closing Date) the Purchase Price for the Shares by wire transfer of United States dollars in immediately available funds to the Company Trust Account against delivery by Pubco to the undersigned of the Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement or applicable securities laws), in the name of the undersigned (or its nominee in accordance with its delivery instructions), and evidence from Pubco’s transfer agent of the issuance to the undersigned of the Shares effective as of the Transaction Closing Date.

3.	Closing Conditions.

(a) The obligations of Pubco to consummate the transactions contemplated hereunder are subject to the conditions that, at the Subscription Closing:

(i) all representations and warranties of the undersigned contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true and correct in all respects) at and as of the Subscription Closing as though made on the Subscription Closing (except for those representations and warranties that speak as of a specific date, which shall be so true and correct in all material respects as of such specified date), and consummation of the Subscription Closing shall constitute a reaffirmation by the undersigned of each of the representations, warranties and agreements of the undersigned contained in this Subscription Agreement as of the Subscription Closing, but in each case without giving effect to the consummation of the Transaction; and

(ii) the undersigned shall have performed or complied in all material respects with all agreements and covenants required by this Subscription Agreement.

(b) The obligations of the undersigned to consummate the transactions contemplated hereunder are subject to the conditions that, at the Subscription Closing:

(i) all representations and warranties of Pubco contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined herein), which representations and warranties shall be true and correct in all respects) at and as of the Subscription Closing as though made on the Subscription Closing (except for those representations and warranties that speak as of a specific date, which shall be so true and correct in all material respects as of such specified date), and consummation of the Subscription Closing shall constitute a reaffirmation by Pubco of each of the representations, warranties and agreements of Pubco contained in this Subscription Agreement as of the Subscription Closing, but in each case without giving effect to consummation of the Transaction;

(ii) Pubco shall have performed or complied in all material respects with all agreements and covenants required by this Subscription Agreement; and

(iii) no amendment, modification or waiver of the Transaction Agreement shall have occurred that reasonably would be expected to materially and adversely affect the economic benefits that the Subscriber reasonably would expect to receive under this Subscription Agreement.

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(c) The obligations of each of Pubco and the undersigned to consummate the transactions contemplated hereunder are subject to the conditions that, at the Subscription Closing:

(i) no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby, and no governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition;

(ii) all conditions precedent to the closing of the Transaction set forth in the Transaction Agreement shall have been satisfied or waived (other than those conditions which, by their nature, are to be satisfied by a party to the Transaction Agreement at the closing of the Transaction, but subject to satisfaction or waiver by such party of such conditions as of the closing of the Transaction); and

(iii) no suspension of the qualification of the Shares for offering or trading in any jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred and be continuing.

4.   Further Assurances. At the Subscription Closing, the parties hereto shall execute and deliver or cause to be executed and delivered such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Subscription Agreement.

5.   Pubco Representations and Warranties. Pubco represents and warrants to the undersigned that:

(a) Pubco is validly existing and is in good standing under the laws of its jurisdiction of incorporation, with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

(b) The Shares have been duly authorized by Pubco and, when issued and delivered to the undersigned against full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under Pubco’s memorandum and articles of association or under the laws of the Cayman Islands.

(c) As of the date hereof, the authorized share capital of Pubco consists of 5,000,000 ordinary shares, par value USD$0.01 per share, of which one is issued and outstanding. As of the date hereof and as of immediately prior to the Subscription Closing and the Transaction Closing, no other shares of Pubco are issued and outstanding. As of the date hereof, except for Merger Sub (which was formed for purposes of effecting the Transaction), Pubco has no

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subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. As of the date hereof, except as set forth above and pursuant to the Other Subscription Agreements, the Transaction Agreement or the SID, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Pubco any Ordinary Shares or other equity interests in Pubco (collectively, “Equity Interests”) or securities convertible into or exchangeable or exercisable for Equity Interests. There are no securities or instruments issued by or to which Pubco is a party containing anti-dilution or similar provisions that will be triggered by the issuance of the Shares or any Ordinary Shares to be issued pursuant to the Other Subscription Agreements, in each case, that have not been or will not be validly waived on or prior to the Subscription Closing.

(d) The Shares are not, and following the Transaction Closing and the Subscription Closing will not be, subject to any Transfer Restriction. The term “Transfer Restriction” means any condition to or restriction on the ability of the undersigned to pledge, sell, assign or otherwise transfer the Shares under any organizational document, policy or agreement of, by or with Pubco, but excluding the restrictions on transfer described in Section 6(c) with respect to the status of the Shares as “restricted securities” pending their registration for resale or transfer under the Securities Act in accordance with the terms of this Subscription Agreement.

(e) This Subscription Agreement and the Transaction Agreement have been duly authorized, executed and delivered by Pubco and are the legally binding obligations of Pubco and are enforceable in accordance with their respective terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity.

(f) The execution, delivery and performance of the Subscription Agreement, the issuance and sale of the Shares and the compliance by Pubco with all of the provisions of this Subscription Agreement and the consummation of the transactions herein will not: (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Pubco or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan or credit agreement, guarantee, note, bond, permit, lease, license or other agreement or instrument to which Pubco or any of its subsidiaries is a party or by which Pubco or any of its subsidiaries is bound or to which any of the property or assets of Pubco is subject, which would reasonably be expected to have a material adverse effect on the business, properties, financial condition, shareholders’ equity or results of operations of Pubco (a “Material Adverse Effect”) or materially affect the validity of the Shares or the legal authority or ability of Pubco to comply in all material respects with the terms of this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of Pubco; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency, taxing authority or regulatory body, domestic or foreign, having jurisdiction over Pubco or any of its properties that would reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Shares or the legal authority of Pubco to comply with this Subscription Agreement.

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(g) Pubco is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including the Nasdaq Stock Market LLC (“Nasdaq”)) or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Shares), other than (i) filings with the Commission, (ii) filings required by applicable securities laws, (iii) filings required by Nasdaq, including with respect to obtaining any required shareholder approval, (iv) filings required to consummate the Transaction as provided under the Transaction Agreement and the other definitive documents relating to the Transaction and (v) where the failure of which would not be reasonably likely to have a Material Adverse Effect or have a material adverse effect on Pubco’s ability to consummate the transactions contemplated hereby, including the issuance and sale of the Shares.

(h) Pubco is in compliance with all applicable laws, except where such non-compliance would not have a Material Adverse Effect. Pubco has not received any written communication from a governmental entity that alleges that Pubco is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

(i) At the Transaction Closing, the Ordinary Shares will be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and listed for trading on Nasdaq. As of the date hereof, there is no suit, action, proceeding or investigation pending or, to the knowledge of Pubco, threatened against Pubco by Nasdaq or the Commission, respectively, to prohibit such registration or listing of the Ordinary Shares.

(j) Assuming the accuracy of the undersigned’s representations and warranties set forth in Section 6, no registration under the Securities Act is required for the offer and sale of the Shares by Pubco to the undersigned.

(k) Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of Pubco, threatened against Pubco or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against Pubco.

(l) Other than the Other Subscription Agreements, Pubco has not entered into any side letter or similar agreement with any Other Subscriber or other person in connection with such Other Subscriber’s or other person’s direct or indirect investment in Pubco or with any other person, and such Other Subscription Agreements have not been amended in any material respect following the date of this Subscription Agreement and reflect the same Per Share Price and terms that are not materially more favorable to such Other Subscriber thereunder than the terms of this Subscription Agreement.

(m) Pubco acknowledges and agrees that, notwithstanding anything herein to the contrary, the Shares may be pledged by the Subscriber in connection with a bona fide margin agreement, which shall not be deemed to be a transfer, sale or assignment of the Shares hereunder,

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and the Subscriber effecting a pledge of Shares shall not be required to provide Pubco with any notice thereof or otherwise make any delivery to Pubco pursuant to this Subscription Agreement; provided, that such pledge shall be (i) pursuant to an available exemption from the registration requirements of the Securities Act or (ii) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge.

(n) Neither Pubco, nor any person acting on its behalf has, directly or indirectly, made any offers or sales of any Pubco security or solicited any offers to buy any Pubco security under circumstances that would adversely affect reliance by Pubco on Section 4(a)(2) of the Securities Act for the exemption from registration of the offer and sale of the Shares or would require registration of the issuance of the Shares under the Securities Act.

(o) Pubco is not, and immediately after receipt of payment for the Shares will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

6.   Subscriber Representations and Warranties. The undersigned represents and warrants to Pubco that:

(a) The undersigned is (i) a “qualified institutional buyer” (as defined under the Securities Act) or (ii) an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), in each case, satisfying the requirements set forth on Schedule A, and is acquiring the Shares only for his, her or its own account and not for the account of others, and not on behalf of any other account or person or with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Schedule A). Accordingly, the undersigned understands that the offering of the Shares meets the exemptions from filing under FINRA Rule 5123(b)(1)(C) or (J).

(b) The undersigned (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Shares. Accordingly, the undersigned understands that the offering of the Shares meets (A) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (B) the institutional customer exemption under FINRA Rule 2111(b).

(c) The undersigned understands that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares have not been registered under the Securities Act. The undersigned understands that the Shares may not be resold, transferred, pledged or otherwise disposed of by the undersigned absent an effective registration statement under the Securities Act except (i) to Pubco or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act (including, without limitation, a private resale or transfer pursuant to the so-called “Section 4(a)(1 1⁄2)” exemption), and in each of cases (i) and (iii) in accordance with any other applicable securities laws, and that any

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certificates or book-entry positions representing the Shares shall contain a legend to such effect. The undersigned acknowledges that the Shares will not be immediately eligible for resale or transfer pursuant to Rule 144 promulgated under the Securities Act, that Rule 144 will not be available until 12 months following the closing and, as a result, the undersigned may not be able to readily resell or transfer the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The undersigned understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Shares.

(d) The undersigned understands and agrees that the undersigned is purchasing Shares directly from Pubco. The undersigned further acknowledges that there have been no representations, warranties, covenants or agreements made to the undersigned by Pubco, its officers or directors, or any other party to the Transaction or other person, expressly or by implication, other than those representations, warranties, covenants and agreements included in this Subscription Agreement.

(e) Either (i) the undersigned is not a “Benefit Plan Investor” as contemplated by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or (ii) the undersigned’s acquisition and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

(f) The undersigned acknowledges and agrees that the undersigned has received, and has had an adequate opportunity to review, such financial and other information as the undersigned deems necessary in order to make an investment decision with respect to the Shares and has made its own assessment and is satisfied concerning the relevant tax and other economic considerations relevant to the undersigned’s investment in the Shares. The undersigned represents and agrees that the undersigned and the undersigned’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the undersigned and such undersigned’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares. The undersigned further acknowledges that the information provided to the undersigned is preliminary and subject to change and Pubco is under no obligation to inform the undersigned regarding any such changes, except to the extent such changes would reasonably be expected to cause the failure of Pubco to satisfy a condition to the Subscriber’s obligations at the Subscription Closing.

(g) The undersigned became aware of this offering of the Shares solely by means of direct contact between the undersigned and Pubco or a representative of Pubco, and the Shares were offered to the undersigned solely by direct contact between the undersigned and Pubco or a representative of Pubco. The undersigned did not become aware of this offering of the Shares, nor were the Shares offered to the undersigned, by any other means. The undersigned acknowledges that Pubco represents and warrants that the Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any other applicable securities laws.

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(h) The undersigned acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares. The undersigned is able to fend for himself, herself or itself in the transactions completed herein, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares and has the ability to bear the economic risks of such investment in the Shares and can afford a complete loss of such investment. The undersigned has sought such accounting, legal and tax advice as the undersigned has considered necessary to make an informed investment decision.

(i) Alone, or together with any professional advisor(s), the undersigned has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the undersigned and that the undersigned is able at this time and in the foreseeable future to bear the economic risk of a total loss of the undersigned’s investment in Pubco. The undersigned acknowledges specifically that a possibility of total loss exists.

(j) In making its decision to purchase the Shares, the undersigned has relied solely upon independent investigation made by the undersigned and the representations, warranties and covenants contained herein. Without limiting the generality of the foregoing, the undersigned has not relied on any statements or other information provided by any placement agent or other person concerning Pubco or the Shares or the offer and sale of the Shares.

(k) The undersigned understands and agrees that no governmental agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of the investment contemplated by this Subscription Agreement.

(l) The undersigned is validly existing and in good standing under the laws of its jurisdiction of incorporation or formation.

(m) The execution, delivery and performance by the undersigned of this Subscription Agreement are within the powers of the undersigned, have been duly authorized by all necessary action and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the undersigned is a party or by which the undersigned is bound, and, if the undersigned is not an individual, will not violate any provisions of the undersigned’s charter documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature on this Subscription Agreement is genuine, and the signatory, if the undersigned is an individual, has legal competence and capacity to execute the same or, if the undersigned is not an individual, the signatory has been duly authorized to execute the same, and this Subscription Agreement constitutes a legal, valid and binding obligation of the undersigned, enforceable against the undersigned in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity.

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(n) Neither the due diligence investigation conducted by the undersigned in connection with making its decision to acquire the Shares nor any representations and warranties made by the undersigned herein shall modify, amend or affect the undersigned’s right to rely on the truth, accuracy and completeness of Pubco’s representations and warranties contained herein.

(o) None of the undersigned or any of its officers, directors, members, managers or general partners is (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. The undersigned agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the undersigned is permitted to do so under applicable law. If the undersigned is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the undersigned maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, the undersigned maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required, the undersigned maintains policies and procedures reasonably designed to ensure that the funds held by the undersigned and used to purchase the Shares were legally derived.

(p) No disclosure or offering document has been prepared by any placement agent or other person in connection with the offer and sale of the Shares.

(q) In connection with the issue and purchase of the Shares, no placement agent or other person has acted as the undersigned’s financial advisor or fiduciary.

(r) The undersigned acknowledges that SPAC, Pubco, Merger Sub and the Company may amend, modify, supplement or waive the terms of the Transaction Agreement or that certain Scheme Implementation Deed, dated as of the date hereof, by and among SPAC, Pubco, Merger Sub and the Company (the “SID”), in each case, in accordance with the terms thereof, without the consent of the undersigned, including, without limitation, to revise the End Date (as defined in the SID) under the SID.

7.   Registration Rights.

(a) As soon as practicable but no later than 30 Business Days following the Transaction Closing (the “Filing Date”), Pubco shall prepare and file with the Commission a shelf registration statement under Rule 415 of the Securities Act (such registration statement, a “Registration Statement”) covering the resale of the Shares on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Registration Statement declared effective as soon as practicable after the filing thereof and no later than the earlier of (i) the 60th calendar day (or the 90th calendar day if the Commission notifies Pubco that it will “review” the Registration Statement) following the Transaction Closing Date and (ii) the 10th Business Day

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after the date Pubco is notified (orally or in writing, whichever is earlier) by the Commission that such Registration Statement will not be “reviewed” or will not be subject to further review; provided, however, that Pubco’s obligations to include the Shares in the Registration Statement are contingent upon the undersigned furnishing in writing to Pubco such information regarding the undersigned, the securities of Pubco held by the undersigned and the intended method of disposition of the Shares as shall be reasonably requested by Pubco to effect the registration of the Shares, and shall execute such documents in connection with such registration as Pubco may reasonably request that are customary of a selling stockholder in similar situations. Pubco shall maintain the Registration Statement in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Registration Statement continuously effective, available for use to permit the undersigned to sell the Shares and in compliance with the provisions of the Securities Act until the earliest of (i) the date on which the Shares may be resold without volume or manner of sale limitations pursuant to Rule 144 promulgated under the Securities Act, (ii) the date on which such Shares have actually been sold and (iii) the date which is two years after the Subscription Closing. In the event Pubco files a Registration Statement on Form F-1, Pubco shall use commercially reasonable efforts to convert such Registration Statement to a Registration Statement on Form F-3 as soon as practicable after Pubco is eligible to use Form F-3.

(b) Notwithstanding the foregoing, if the Commission prevents Pubco from including in the Registration Statement any or all of the Shares due to limitations on the use of Rule 415 of the Securities Act for the resale or transfer of the Shares by the applicable shareholders or otherwise, the Registration Statement shall register for resale or transfer such number of Shares which is equal to the maximum number of Shares as is permitted by the Commission. If the Commission requests that the undersigned be identified as a statutory underwriter in the Registration Statement, the undersigned will have an opportunity to withdraw from the Registration Statement.

(c) Upon receipt of written notice from Pubco that the Registration Statement, or the prospectus included in the Registration Statement (as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus (the “Prospectus”)), contains an untrue statement of a material fact or an omission to state a material fact required to be stated in the Registration Statement or the Prospectus, or necessary to make the statements in the Registration Statement not misleading or, in the case of the Prospectus, not misleading in light of the circumstances under which they were made, the Subscriber shall forthwith discontinue disposition of Shares until he, she or it has received copies of a supplemented or amended Prospectus correcting such untrue statement or such omission (it being understood that Pubco hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice), or until he, she or it is advised in writing by Pubco that the use of the Prospectus may be resumed.

(d) If the filing, initial effectiveness or continued use of the Registration Statement at any time would require Pubco to make any public disclosure of material non-public information, which disclosure, in the good faith judgment of the principal executive officer or principal financial officer of Pubco, after consultation with counsel to Pubco, (i) would be required

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to be made in the Registration Statement or the Prospectus in order for the Registration Statement or the Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of the Prospectus, in light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed and (iii) Pubco has a bona fide business purpose for not making such information public (an “Adverse Disclosure”), or would require the inclusion in the Registration Statement of financial statements that are unavailable to Pubco for reasons beyond Pubco’s control, Pubco may, upon giving prompt written notice of such action to the Subscriber, delay the filing or initial effectiveness of, or suspend use of, the Registration Statement for the shortest period of time, determined in good faith by Pubco to be necessary for such purpose. In the event Pubco exercises its rights under the preceding sentence, the Subscriber agrees to suspend, immediately upon his, her or its receipt of the notice referred to above, his, her or its use of the Prospectus in connection with any sale or offer to sell Shares. Pubco shall immediately notify the Subscriber of the expiration of any period during which it exercised its rights under this Section 7(d).

(e) In the case of the registration, qualification, exemption or compliance effected by Pubco pursuant to this Subscription Agreement, Pubco shall, upon reasonable request, inform the Subscriber as to the status of such registration, qualification, exemption and compliance (or direct the Subscriber to the publicly available filing thereof). At its expense, Pubco shall:

(i) advise the Subscriber within two Business Days:

(A) when the Registration Statement or any amendment thereto has been filed with the Commission and when the Registration Statement or any post-effective amendment thereto has become effective;

(B) of any request by the Commission for amendments or supplements to the Registration Statement or the Prospectus included therein or for additional information;

(C) of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(D) of the receipt by Pubco of any notification with respect to the suspension of the qualification of the Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(E) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in the Registration Statement or the Prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of the Prospectus, in light of the circumstances under which they were made) not misleading.

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Notwithstanding anything to the contrary set forth herein, Pubco shall not, when so advising the Subscriber of such events, provide the Subscriber with any material, non-public information regarding Pubco other than to the extent that providing notice to the Subscriber of the occurrence of the events listed in (A) through (E) above constitutes material, non-public information regarding Pubco;

(ii) use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

(iii)  in the event Pubco is required to make an Adverse Disclosure, except for such times as Pubco is permitted hereunder to suspend, and has suspended, the use of the Prospectus, Pubco shall use commercially reasonable efforts to, as soon as reasonably practicable, prepare a post-effective amendment to the Registration Statement or a supplement to the Prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Shares included therein, the Prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(iv) use commercially reasonable efforts to cause all Shares to be listed on each securities exchange or market, if any, on which the Shares issued by Pubco have been listed; and

(v) use commercially reasonable efforts to take all other steps necessary to effect the registration of the Shares contemplated hereby and to enable Subscriber to sell the Shares under Rule 144.

(f) The Subscriber may deliver written notice (an “Opt-Out Notice”) to Pubco requesting that the Subscriber not receive notices from Pubco otherwise required by this Section 7; provided, however, that the Subscriber may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from the Subscriber (unless subsequently revoked), (i) Pubco shall not deliver any such notices to the Subscriber and the Subscriber shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to the Subscriber’s intended use of an effective Registration Statement, the Subscriber shall notify Pubco in writing at least two Business Days in advance of such intended use, and if a notice of a suspension event was previously delivered (or would have been delivered but for the provisions of this Section 7(f)) and the related suspension period remains in effect, Pubco will so notify the Subscriber, within two Business Days of the Subscriber’s notification to Pubco, by delivering to the Subscriber a copy of such previous notice of suspension event, and thereafter will provide the Subscriber with the related notice of the conclusion of such suspension event immediately upon its availability.

(g) Pubco shall, at its sole expense, upon appropriate notice from the Subscriber stating that Shares have been sold or transferred pursuant to the Registration Statement, timely prepare and deliver certificates or evidence of book-entry positions representing the Shares to be delivered to a transferee pursuant to the Registration Statement, which certificates or book-entry positions shall be free of any restrictive legends and in such denominations and registered in such names as the Subscriber may request. Further, Pubco shall use commercially reasonable efforts, at its sole expense, to cause its legal counsel to (i) issue to the transfer agent and maintain a “blanket” legal opinion instructing the transfer agent that, in connection with a sale or transfer of

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“restricted securities” (i.e., securities issued pursuant to an exemption from the registration requirements of Section 5 of the Securities Act), the resale or transfer of which restricted securities has been registered pursuant to the Registration Statement by the holder thereof named in the Registration Statement, upon receipt of an appropriate broker representation letter and other such documentation as Pubco’s counsel deems necessary and appropriate and after confirming compliance with relevant prospectus delivery requirements, is authorized to remove any applicable restrictive legend in connection with such sale or transfer, and (b) if the Shares are not registered pursuant to the Registration Statement, issue to the transfer agent a legal opinion to facilitate the sale or transfer of the Shares and removal of any restrictive legends pursuant to any exemption from the registration requirements of Section 5 of the Securities Act that may be available to a requesting Subscriber; provided, that in the case of a request to remove such restrictive legends in connection with a sale or transfer of Shares pursuant to clause (a) or (b) above, Pubco shall use commercially reasonable efforts to cause Pubco’s transfer agent to remove any such applicable restrictive legends in connection with such sale or transfer within two Business Days of such request.

(h) Pubco shall, notwithstanding any termination of this Subscription Agreement, indemnify, defend and hold harmless the Subscriber (if the Subscriber is named as a selling shareholder under the Registration Statement), its officers, directors and agents, and each person who controls the Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable costs of preparation and investigation and reasonable attorneys’ fees of one legal counsel) and expenses (collectively, “Losses”), as incurred, that arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, or (ii) any violation or alleged violation by Pubco of the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder, in connection with the performance of its obligations under this Section 7, except to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding the Subscriber furnished in writing to Pubco by the Subscriber expressly for use therein or the Subscriber has omitted a material fact from such information or otherwise violated the Securities Act, Exchange Act or any applicable securities law or any rule or regulation thereunder; provided, however, that the indemnification contained in this Section 7 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of Pubco (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall Pubco be liable for any Losses to the extent they arise out of or are based upon a violation which occurs (A) in reliance upon and in conformity with written information furnished by a Subscriber, (B) in connection with any failure of such person to deliver or cause to be delivered a prospectus made available by Pubco in a timely manner, (C) as a result of offers or sales effected by or on behalf of any person by means of a freewriting prospectus (as defined in Rule 405) that was not authorized in writing by Pubco, or (D) in connection with any offers, sales or transfers effected by or on behalf of a Subscriber in violation of Section 7(g) hereof. Pubco shall notify the Subscriber promptly of the institution,

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threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 7 of which Pubco is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Shares by the Subscriber.

(i) The Subscriber shall indemnify and hold harmless Pubco, its directors, officers, agents and employees, and each person who controls Pubco (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising out of or are based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, the Prospectus, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements or omissions are based upon information regarding the Subscriber furnished in writing to Pubco by the Subscriber expressly for use therein; provided, however, that the indemnification contained in this Section 7 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of the Subscriber (which consent shall not be unreasonably withheld, conditioned or delayed). In no event shall the liability of the Subscriber be greater in amount than the dollar amount of the net proceeds received by the Subscriber upon the sale of the Shares giving rise to such indemnification obligation. The Subscriber shall notify Pubco promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 7 of which the Subscriber is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Shares by the Subscriber.

8.   Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of the following: (a) upon the termination of the Transaction Agreement in accordance with its terms without the Transaction being consummated, (b) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, (c) if any of the conditions to the Subscription Closing set forth in Section 3 are not satisfied or waived on or prior to the Subscription Closing and, as a result thereof, the transactions contemplated by this Subscription Agreement are not consummated at the Subscription Closing or (d) at the election of the Subscriber, if the consummation of the Transaction shall not have occurred by the Termination Date (as defined in the Transaction Agreement); provided, that nothing herein will relieve any party hereto from liability for any willful breach hereof prior to the time of termination, and each party hereto will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. Pubco shall promptly notify the undersigned of any termination of the Transaction Agreement after the termination thereof. For the avoidance of doubt, if any termination hereof occurs after the delivery by the Subscriber of the Purchase Price for the Shares, Pubco shall promptly (but not later than two Business Days thereafter) return the Purchase Price to the Subscriber.

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9.   Trust Account Waiver. The undersigned acknowledges that SPAC is a blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. The undersigned further acknowledges that, as described in SPAC’s prospectus relating to its initial public offering dated May 9, 2022 available at www.sec.gov, substantially all of SPAC’s assets consist of the cash proceeds of SPAC’s initial public offering and private placements of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of SPAC, its public stockholders and the underwriters of SPAC’s initial public offering. For and in consideration of Pubco entering into this Subscription Agreement in connection with the Transaction, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account and agrees not to seek recourse against the Trust Account, in each case, as a result of, or arising out of, this Subscription Agreement; provided, that nothing in this Section 9 shall be deemed to limit the undersigned’s right, title, interest or claim to the Trust Account by virtue of the undersigned’s record or beneficial ownership of Ordinary Shares acquired by any means other than pursuant to this Subscription Agreement.

10.  No Short Sales. The undersigned hereby agrees that, from the date of this Agreement until the Subscription Closing, none of the undersigned, its controlled affiliates or any person acting on behalf of the undersigned or any of its controlled affiliates or pursuant to any understanding with the undersigned or any of its controlled affiliates will engage in any Short Sales with respect to securities of Pubco, SPAC or the Company. For purposes of this Section 10, “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.

11.  Miscellaneous.

(a) Subscriber acknowledges that SPAC will, no later than the fourth Business Day following the date of this Subscription Agreement, issue one or more press releases or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby, the Transaction and any other material, non-public information that Pubco or any of its officers, directors, employees or agents has provided to the undersigned at any time prior to the filing of the Disclosure Document. From and after the issuance of the Disclosure Document, the undersigned shall not be in possession of any material, non-public information received from Pubco or any of its officers, directors, employees or agents and the Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral, with Pubco. Except with the express written consent of the Subscriber and unless prior thereto the Subscriber shall have executed a written agreement regarding the confidentiality and use of such information, Pubco shall not, and shall cause its officers, directors, employees and agents, not to, provide Subscriber with any material, non-public information regarding Pubco or the Transaction from and after the

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filing of the Disclosure Document, other than to the extent that providing notice to the Subscriber of the occurrence of the events listed in (A) through (E) of Section 7(e)(i) constitutes material, non-public information regarding Pubco. Notwithstanding anything in this Subscription Agreement to the contrary, each party hereto acknowledges and agrees that, without the prior written consent of the other party hereto, it will not (and in the case of Pubco, it will cause its representatives and direct SPAC and the Company, not to) publicly make reference to such other party or any of its affiliates (i) in connection with the Transaction or this Subscription Agreement (provided that the undersigned may disclose its entry into this Subscription Agreement and the Purchase Price) or (ii) in any promotional materials, media or similar circumstances, except, in each case, as required by law or regulation or at the request of the Commission, Nasdaq or any other regulatory agency, including, in the case of Pubco (A) as required by applicable securities laws in connection with the Registration Statement, (b) the filing of this Subscription Agreement (or a form of this Subscription Agreement) with the Commission and (c) the filing of any other registration statement or other documents in connection with the Transaction.

(b) Neither this Subscription Agreement nor any rights that may accrue to the undersigned hereunder (other than the Shares acquired hereunder, if any) may be transferred or assigned.

(c) Pubco may request from the undersigned such additional information as Pubco may deem necessary to evaluate the eligibility of the undersigned to acquire the Shares, and the undersigned shall promptly provide such information as may reasonably be requested, to the extent readily available and to the extent consistent with its internal policies and procedures; provided, that Pubco agrees to keep confidential any such information to the extent such information is not in the public domain, was not provided lawfully to Pubco by another source not under a duty of confidentiality and except to the extent disclosure of such information by Pubco is required by law, regulation, court order or any regulatory or self-regulatory organization (including Nasdaq and FINRA) or required to be included in the Registration Statement, in which case, Pubco shall provide the Subscriber with prior written notice of any disclosure of such information if reasonably practicable and legally permitted.

(d) The undersigned acknowledges that Pubco and, only following the Subscription Closing and the Transaction Closing, SPAC, Merger Sub and the Company, may rely on the acknowledgments, understandings, agreements, representations and warranties of the undersigned contained in this Subscription Agreement. Pubco acknowledges that the Subscriber will rely on the acknowledgements, understandings, agreements, representations and warranties of Pubco contained in this Subscription Agreement. Prior to the Subscription Closing, the undersigned agrees to notify Pubco promptly if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate in any material respect (other than those acknowledgments, understandings, agreements, representations and warranties qualified by materiality, in which case the undersigned shall notify Pubco if they are no longer accurate in all respects). The undersigned agrees that the purchase by the undersigned of Shares from Pubco pursuant to this Subscription Agreement will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by the undersigned as of the Subscription Closing.

17

(e) Pubco and the Subscriber are entitled to rely upon this Subscription Agreement and Pubco is irrevocably authorized to produce this Subscription Agreement or a copy hereof when required by law, regulation, court order or any regulatory or self-regulatory organization (including Nasdaq and FINRA) or required to be included in the Registration Statement or by any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(f) Except as required by law, regulation, court order or any regulatory or self-regulatory organization (including Nasdaq and FINRA) or required to be included in the Registration Statement or by any administrative or legal proceeding or official inquiry with respect to the matters covered hereby, without the prior written consent of the undersigned, Pubco shall not, and shall cause its representatives not to, disclose the existence of this Subscription Agreement or any negotiations related hereto, or to use the name of the undersigned or any information provided by the undersigned in connection herewith in or for the purpose of any marketing activities or materials or for any similar or related purpose.

(g) All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Subscription Closing.

(h) This Subscription Agreement may not be amended, modified, waived or terminated except by an instrument in writing, signed by the party against whom enforcement of such amendment, modification, waiver, or termination is sought; provided, that any rights (but not obligations) of a party under this Subscription Agreement may be waived, in whole or in part, by such party on its own behalf without the prior consent of the other party.

(i) This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, between the parties with respect to the subject matter hereof. This Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns.

(j) Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

(k) If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(l) This Subscription Agreement may be executed in multiple counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

18

(m) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

(n) All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be duly given (i) when delivered in person, (ii) if sent by prepaid post or internationally recognized delivery service, on the Business Day after the date of posting (or the seventh Business Day after the date of posting if posted to or from outside Australia and the recipient’s notice address is located in Australia) or (iii) if delivered by email, on the earlier of (A) when the sender receives an automated message confirming delivery and (B) two hours after the time sent (as recorded on the device from which the sender sent the email) unless the sender receives an automated message that the email has not been delivered, but if the delivery or transmission under clause (A) or (B) is not on a Business Day or is after 5:00 p.m. at the location of delivery or transmission on a Business Day, then such notice, request, claim, demand or other communication shall be taken to be given at 9:00 a.m. at the location of delivery or transmission on the following Business Day, in each case of clauses (i), (ii) and (iii), unless such notice, request, claim, demand or other communication specifies it shall be taken to be given at a later time, in which case it shall be taken to be given at such later time, addressed as follows (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 11(n)):

(i)  if to the undersigned, to such address or addresses set forth on the undersigned’s signature page hereto;

(ii)   if to Pubco prior to the Transaction Closing, to:

Bigtincan Limited

Century Yard, Cricket Square, Elgin Avenue, PO Box 1111

George Town, Grand Cayman E9-KY1-1102

Attention: Harsh Shethia; Dean Clinton

Email: HShethia@Investcorp.com; DClinton@Investcorp.com

with a copy (which shall not constitute notice) to:

Winston & Strawn LLP

800 Capitol Steet, Suite 2400

Houston, TX 77002

Attention: Michael J. Blankenship; Jonathan R. Bodle

Email: mblankenship@winston.com; jbodle@winston.com

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(iii)  If to the Company or to Pubco from and after the Transaction Closing, to:

Bigtincan Holdings Limited

Level 5, 126 Phillip St

Sydney NSW 2000

Attention: Lucy Rowe

Email: lucy.rowe@automicgroup.com.au

with a copy (which shall not constitute notice) to:

Allen Overy Shearman Sterling US LLP

2601 Olive Street, 17th Floor

Dallas, TX 75201

Attention: Alain Dermarkar; Robert J. Cardone; Michael Walraven

Email: alain.dermarkar@aoshearman.com;

robert.cardone@aoshearman.com;

michael.walraven@aoshearman.com

and

Gilbert + Tobin

Level 35, Tower 2, International Towers Sydney, 200 Barangaroo Avenue

Barangaroo, NSW 2000

Attention: Costas Condoleon; Wes Bainbridge; Sarah Horton

Email: ccondoleon@gtlaw.com.au; wbainbridge@gtlaw.com.au;

shorton@gtlaw.com.au

(o) THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD OTHERWISE REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER STATE.

THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, THE SUPREME COURT OF THE STATE OF NEW YORK AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF NEW YORK SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT

20

VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A NEW YORK STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 11(n) OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 11(o).

[SIGNATURE PAGES FOLLOW]

21

IN WITNESS WHEREOF, the undersigned has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Subscriber:	State/Country of Formation or Domicile:

By:

Name:

Title:

Name in which shares are to be registered (if different):	Date: October 21, 2024

Subscriber’s EIN:

Business Address - Street:	Mailing Address - Street (if different):

City, State, Zip:	City, State, Zip:

Attn:	Attn:

Telephone No.:	Telephone No.:

Email Address:	Email Address:

Number of Shares subscribed for: 1,250,000

Purchase Price: USD$12,500,000.00	Price Per Share: USD$10.00

The above Subscriber agrees that it shall pay the Purchase Price by wire transfer of United States dollars in immediately available funds to the account specified by Pubco in the Closing Notice.

[Signature Page to Subscription Agreement]

IN WITNESS WHEREOF, Pubco and the Company have accepted this Subscription Agreement as of the date set forth below.

BIGTINCAN LIMITED

By:

Name:

Title:

BIGTINCAN HOLDINGS LIMITED

By:

Name:

Title:

Date: October 21, 2024

[Signature Page to Subscription Agreement]

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

A.	QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

1.	☐ We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act).

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs):

1.	☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) for one or more of the following reasons (Please check the applicable subparagraphs):

☐

We are a bank, as defined in Section 3(a)(2) of the Securities Act or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in an individual or a fiduciary capacity.

☐	We are a broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended.

☐	We are an insurance company, as defined in Section 2(13) of the Securities Act.

☐	We are an investment company registered under the Investment Company Act of 1940 or a business development company, as defined in Section 2(a)(48) of that act.

☐	We are a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

☐

We are a plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if the plan has total assets in excess of USD$5 million.

☐

We are an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, if the investment decision is being made by a plan fiduciary, as defined in Section 3(21) of such act, and the plan fiduciary is either a bank, an insurance company, or a registered investment adviser, or if the employee benefit plan has total assets in excess of USD$5 million.

☐	We are a private business development company, as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

☐

We are a corporation, Massachusetts or similar business trust, partnership, limited liability company or an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, that was not formed for the specific purpose of acquiring the Securities, and that has total assets in excess of USD$5 million.

☐

We are a trust with total assets in excess of USD$5 million not formed for the specific purpose of acquiring the Securities, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the Securities Act.

☐	We are an investment adviser relying on the exemption from registering with the SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940, as amended;

Schedule A

☐	We are a Rural Business Investment Company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐

We are a family office, as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940, as amended, that (i) has assets under management in excess of USD$5 million; (ii) is not formed for the specific purpose of acquiring the Securities and (iii) has a person directing the prospective investment who has such knowledge and experience in financial and business matters so that the family office is capable of evaluating the merits and risks of the prospective investment;

☐

We are a family client, as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940, as amended, of a family office meeting the requirements of clause (d) above and whose prospective investment in the Company is directed by that family office pursuant to clause (12)(iii) above;

☐

We are an entity of a type not previously listed that is not formed for the specific purpose of acquiring the Securities and owns investments in excess of USD$5 million. For purposes of this clause, “investments” means investments as defined in Rule 2a51-1(b) under the Investment Company Act of 1940, as amended;

☐	We are an entity in which all of the equity owners are accredited investors.

C.	AFFILIATE STATUS

(Please check the applicable box)

SUBCRIBER:

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of Pubco or acting on behalf of an affiliate of Pubco.

This page should be completed by Subscriber and constitutes a part of the Subscription Agreement.

Schedule A

Exhibit H

Form of Plan of Merger

(See attached)

Exhibit H

The Companies Act (As Revised) of the Cayman Islands

Plan of Merger

THIS PLAN OF MERGER (this “Plan of Merger”) is made on [●] between Investcorp AI Acquisition Corp., a Cayman Islands exempted company incorporated with limited liability, with registered number 371843 and whose registered office is at Paget-Brown Trust Company Ltd., Century Yard, Cricket Square, Elgin Avenue, PO Box 1111, George Town, Grand Cayman, Cayman Islands KY1-1102 (the “Merging Company”), and BTH Merger Sub Limited, a Cayman Islands exempted company incorporated with limited liability, with registered number 414443 and whose registered office is at Paget-Brown Trust Company Ltd., Century Yard, Cricket Square, Elgin Avenue, PO Box 1111, George Town, Grand Cayman, Cayman Islands KY1-1102 (the “Surviving Company”, together with the Merging Company, the “Constituent Companies”).

WHEREAS, the Merging Company is a Cayman Islands exempted company incorporated with limited liability and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Act (Revised), of the Cayman Islands (the “Cayman Companies Act”).

WHEREAS, the Surviving Company is a Cayman Islands exempted company incorporated with limited liability and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Cayman Companies Act.

WHEREAS, the directors of the Merging Company and the directors of the Surviving Company deem it desirable and in the commercial interests of the Merging Company and the Surviving Company, respectively, that the Merging Company be merged with and into the Surviving Company and that the undertaking, property and liabilities of the Merging Company vest in the Surviving Company and the Surviving Company will continue as the surviving company (the “Merger”).

WHEREAS, Part XVI of the Cayman Companies Act provides for the statutory mechanics by which the Merger is to be effected, including, amongst other matters, requiring that a written plan of merger be approved by each of the Constituent Companies and their shareholders and that such plan of merger be signed by a director on behalf of each Constituent Company and be filed with the Registrar of Companies in the Cayman Islands (the “Registrar”), and Section 233(4) of the Cayman Companies Act provides a list of prescribed matters which must be addressed in the plan of merger.

WHEREAS, each Constituent Company wishes to enter this Plan of Merger in accordance with Part XVI of the Cayman Companies Act.

Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Business Combination Agreement dated October 21, 2024 and made between, amongst others, the Surviving Company and the Merging Company (the “Business Combination Agreement”), a copy of which is annexed at Annexure 1 hereto.

NOW, THEREFORE, this Plan of Merger provides as follows:

1.	The constituent companies (as defined in the Cayman Companies Act) to the Merger are the Surviving Company and the Merging Company.

2.	The surviving company (as defined in the Cayman Companies Act) following the Merger is the Surviving Company.

3.

The registered office of the Surviving Company is and following the Merger will continue to be c/o Paget-Brown Trust Company Ltd., Century Yard, Cricket Square, Elgin Avenue, PO Box 1111, George Town, Grand Cayman, Cayman Islands KY1-1102, and the registered office of the Merging Company is at Paget-Brown Trust Company Ltd., Century Yard, Cricket Square, Elgin Avenue, PO Box 1111, George Town, Grand Cayman, Cayman Islands KY1-1102.

4.

Immediately prior to the Effective Date (as defined below), the share capital of the Surviving Company will be US$50,000 divided into 5,000,000 ordinary shares of a par value of US$0.01 each and the Surviving Company will have 1 ordinary share in issue.

5.

Immediately prior to the Effective Date (as defined below), the share capital of the Merging Company will be US$50,000 divided into 479,000,000 Class A ordinary shares of a par value of US$0.0001 each, 20,000,000 Class B ordinary shares of a par value US$0.0001 each and 1,000,000 preference shares of a par value US$0.0001 each, and the Merging Company will have [●] Class A ordinary shares, 1 Class B ordinary share and 0 preference shares in issue.

6.

The date on which it is intended that the Merger is to take effect is the date that this Plan of Merger is registered by the Registrar in accordance with section 233(13) of the Cayman Companies Act or such later date as the directors of the Constituent Companies may agree and specify in accordance with this Plan of Merger and the Cayman Companies Act (the “Effective Date”).

7.

The terms and conditions of the Merger, including the manner and basis of converting shares in the Merging Company into other property and converting shares in the Surviving Company into other property, are set out in this Plan of Merger and the Business Combination Agreement in the form annexed at Annexure 1 hereto.

8.

On the Effective Date (but not before), the rights, property, business, undertaking, goodwill, benefits, immunities and privileges of the Merging Company will vest in the Surviving Company in accordance with section 236(1)(b) of the Cayman Companies Act, and the Surviving Company will become liable for and subject, in the same manner as the Merging Company, to all mortgages, charges and security interests, and all contracts, obligations, claims, debts and liabilities of the Merging Company in accordance with section 236(1)(c) of the Cayman Companies Act.

9.

The rights and restrictions attaching to the shares in the Surviving Company are set out in the Amended and Restated Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 2 hereto.

2

10.

[Upon the Effective Date, the authorised share capital of the Surviving Company shall be increased from [US$][●] divided into [●] shares of a par value of [US$][●] each to [US$][●] divided into [●] shares each of a par value of [US$][●] each by the creation of an additional [●] shares with a par value of [US$][●] each to rank pari passu in all respects with the existing shares.] / [Upon the Effective Date, the authorised share capital of the Surviving Company be decreased from [US$][●] divided into [●] shares of a par value of [US$][●] each to [US$][●] divided into [●] shares each of a par value of [US$][●] each by the cancellation of [●] shares of [US$][●] par value each.][1]

11.

The Memorandum and Articles of Association of the Surviving Company shall be amended and restated by the deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association in the form annexed at Annexure 2 hereto on the Effective Date.

12.	There are no amounts or benefits which are or shall be paid or payable to any director of either Constituent Company or the Surviving Company consequent upon the Merger.

13.	The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

14.	The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

15.	The names and addresses of each director of the surviving company (as defined in the Cayman Companies Act) are:[2]

a.	[Insert name of Director] of [Insert personal address of Director];

b.	[Insert name of Director] of [Insert personal address of Director];

c.	[repeat for all Directors of the surviving company].

16.	Upon the Merger becoming effective, the Surviving Company shall be named “BTH Merger Sub Limited”.

17.	On the Effective Date (but not before), the Merging Company will be struck from the Register of Companies of the Cayman Islands.

18.	This Plan of Merger has been approved by the board of directors of each of the Surviving Company and the Merging Company pursuant to section 233(3) of the Cayman Companies Act.

19.

This Plan of Merger has been authorised by the sole shareholder of the Surviving Company pursuant to section 233(6) of the Cayman Companies Act. This Plan of Merger has been authorised by the shareholders of the Merging Company pursuant to section 233(6) of the Cayman Companies Act by way of resolutions passed at an extraordinary general meeting of the Merging Company.

[1]

In the event of an increase or decrease in the authorised share capital, the Registrar of Companies requires wording to be included in the plan of merger analogous to that typically included in a shareholder resolution.

[2]

According to Section 2.01(c)(iv) of the Business Combination Agreement, the board of directors of the Surviving Company shall be the individuals set forth in Section 2.01(c)(iv) of the Company Disclosure Letter.

3

20.	At any time prior to the Effective Date, this Plan of Merger may be:

a)	terminated by the board of directors of either the Surviving Company or the Merging Company;

b)	amended by the board of directors of both the Surviving Company and the Merging Company to:

i.	change the Effective Date provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar; or

ii.

effect any other changes to this Plan of Merger which the board of directors of both the Surviving Company and the Merging Company deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or the Merging Company, as determined by the board of directors of both the Surviving Company and the Merging Company, respectively.

21.

If this Plan of Merger is terminated or amended in accordance with this clause after it has been filed with the Registrar but before it has become effective, the Constituent Companies must file or cause to be filed notice of the termination or amendment (as applicable) with the Registrar in accordance with sections 235(2) and 235(4) of the Cayman Companies Act and must distribute copies of such notice in accordance with section 235(3) of the Cayman Companies Act.

22.	This Plan of Merger may be executed in counterparts.

23.	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

24.

Each of the Constituent Companies submits to the exclusive jurisdiction of the courts of the Cayman Islands and the courts of appeal from them to determine any dispute arising out of or in connection with this Plan of Merger and agrees not to object to the exercise of jurisdiction of those courts on any basis.

4

IN WITNESS WHEREOF, the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

SIGNED by	)
Duly authorised for	)
and on behalf of	)	Director
Investcorp AI Acquisition Corp.	)
SIGNED by	)
Duly authorised for	)
and on behalf of	)	Director
BTH Merger Sub Limited	)

[Signature Page to Plan of Merger]

Annexure 1

Business Combination Agreement

(See attached).

Annexure 2

Amended and Restated Memorandum and Articles of Association of the Surviving Company

(See attached).

Exhibit I

Form of Pubco A&R Articles

(See attached)

Exhibit I

THE COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

BIGTINCAN LIMITED

(ADOPTED BY SPECIAL RESOLUTION DATED [●])

THE COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

BIGTINCAN LIMITED

(ADOPTED BY SPECIAL RESOLUTION DATED [●])

1.	The name of the company is Bigtincan Limited (the “Company”).

2.

The registered office of the Company will be situated at the offices of Paget-Brown Financial Services Limited, Century Yard, Cricket Square, P.O. Box 1111, George Town, Grand Cayman KY1-1102, Cayman Islands or at such other location as the Board of Directors may from time to time determine.

3.

The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Act (as amended) of the Cayman Islands (the “Companies Act”).

4.

The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by Section 27(2) of the Companies Act.

5.

The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided, that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.	The liability of the shareholders of the Company is limited to the amount, if any, unpaid on the shares respectively held by them.

7.

The authorised share capital of the Company is US$[●] divided into [●] shares with a nominal or par value of US$0.0001, provided always that subject to the Companies Act and the Articles of Association, the Company shall have the power to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.	The Company may exercise the power contained in Section 206 of the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

THE COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

BIGTINCAN LIMITED

(ADOPTED BY SPECIAL RESOLUTION DATED [●])

i

THE SEAL	29
DISQUALIFICATION OF DIRECTORS	30
PROCEEDINGS OF DIRECTORS	30
DIVIDENDS	32
ACCOUNTS AND ANNUAL RETURN AND DECLARATION	33
CAPITALISATION OF RESERVES	35
SHARE PREMIUM ACCOUNT	36
NOTICES	36
INDEMNITY	38
NON-RECOGNITION OF TRUSTS	40
WINDING UP	41
AMENDMENT OF ARTICLES OF ASSOCIATION	41
CLOSING OF REGISTER OR FIXING RECORD DATE	41
REGISTRATION BY WAY OF CONTINUATION	42
MERGERS AND CONSOLIDATION	42
DISCLOSURE	42
EXCLUSIVE FORUM	42
GENERAL	43

ii

COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

BIGTINCAN LIMITED

TABLE A

The Regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Act shall not apply to Bigtincan Limited (the “Company”) and the following Articles shall comprise the Articles of Association of the Company.

INTERPRETATION

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“Affiliate” means in respect of any given Person, any other Person that, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such person or entity, and (a) in the case of a natural Person, shall include, without limitation, such Person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, a trust solely for the benefit of any of the foregoing, a company, partnership or entity wholly owned by one or more of the foregoing, and (b) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” in this definition shall mean the ownership, directly or indirectly, of securities possessing more than 50% of the voting power of the corporation, or the partnership or other entity (other than, in the case of corporation, securities having such power only by reason of the happening of a contingency not within the reasonable control of such partnership, corporation, natural person or entity), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity.

“Articles” means these articles of association of the Company, as amended or substituted from time to time.

“Attorney” has the meaning set forth in Article 95.

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“Audit Committee” means the audit committee of the Board of Directors established pursuant to the Articles, or any successor committee.

“Auditor” means the Person for the time being performing the duties of auditor of the Company (if any).

“Authorised Signatory” has the meaning set forth in Article 95.

“Beneficially Own”, “Beneficially Owned” or “Beneficial Ownership” means “beneficially own”, “beneficially owned” or “beneficial ownership”, as applicable (as such terms are defined in Rule 13d-3 under the Exchange Act) and each such beneficial owner, a “Beneficial Owner”.

“Board of Directors” means the board of directors of the Company.

“Branch Register” means any branch Register of such category or categories of Shareholders as the Company may from time to time determine.

“Class” or “Classes” means any class or classes of Shares as may from time to time be issued by the Company.

“Commission” means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act.

“Companies Act” means the Companies Act (as amended) of the Cayman Islands.

“Compensation Committee” means the compensation committee of the Board of Directors established pursuant to these Articles, or any successor committee.

“Designated Stock Exchange” means any national securities exchange or automated quotation system on which the Company’s securities are then traded, including but not limited to the Nasdaq Stock Market LLC.

“Directors” means the directors of the Company for the time being.

“Disclosable Interests” has the meaning set forth in Article 60(d)(ii)

“Effective Date” means [●]1.

“Electronic Facility” means without limitation, website addresses and conference call systems, and any device, system, procedure, method or other facility whatsoever providing an electronic means of venue for a general meeting of the Company.

[1]	To be the Closing Date.

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“Exchange Act” means, to the extent applicable to the Company, the Securities Exchange Act of 1934 of the United States of America, as amended, or any similar federal statute of the United States of America and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

“Foreign Action” has the meaning set forth in Article 171.

“Indemnified Person” has the meaning set forth in Article 150.

“Indemnity” has the meaning set forth in Article 159.

“Independent Director” has the same meaning as in the rules and regulations of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, as the case may be.

“Lock-Up Agreements” means those certain lock-up agreements entered into among the Company, certain Shareholders and the other parties thereto with respect to the Shares held by such Shareholders.

“Memorandum of Association” means the memorandum of association of the Company, as amended or substituted from time to time.

“Nominating Committee” means the nominating committee of the Board of Directors established pursuant to these Articles, or any successor committee.

“Nominating Person” means (a) the Shareholder providing the notice of the nomination proposed to be made at the meeting, (b) the Beneficial Owner or Beneficial Owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, and (c) any other participant in such solicitation.

“Nominee Information” has the meaning set forth in Article 61(f)(iii).

“Office” means the registered office of the Company as required by the Companies Act.

“Officers” means the officers for the time being and from time to time of the Company.

“Ordinary Resolution” means a resolution:

(a)

passed by a simple majority of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled; or

(b)

approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed.

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“paid up” means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up.

“Person” means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires, other than in respect of a Director or Officer in which circumstances Person shall mean any person or entity permitted to act as such in accordance with the laws of the Cayman Islands.

“present in person” means that the Shareholder proposing that the business be brought before the annual general meeting of the Company, or a qualified representative of such proposing Shareholder, appear at such annual general meeting.

“Principal Register”, where the Company has established one or more Branch Registers pursuant to the Companies Act and these Articles, means the Register maintained by the Company pursuant to the Companies Act and these Articles that is not designated by the Board of Directors as a Branch Register.

“Proposing Person” shall mean (a) the Shareholder providing the notice of business proposed to be brought before an annual general meeting, (b) the Beneficial Owner or Beneficial Owners, if different, on whose behalf the notice of the business proposed to be brought before the annual general meeting is made, and (c) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such Shareholder in such solicitation.

“Public Disclosure” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Company with the Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

“qualified representative” means, with respect to a proposing Shareholder, a duly authorised officer, manager or partner of such Shareholder or any other Person authorised by a writing executed by such Shareholder or an electronic transmission delivered by such Shareholder to act for such Shareholder as proxy at the annual general meeting of Shareholders and such Person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the annual general meeting of Shareholder.

“Register” means the register of the Shareholders of the Company required to be kept pursuant to the Companies Act and includes any Branch Register(s) established by the Company in accordance with the Companies Act or any listed shares register (as defined in the Companies Act).

“Sarbanes-Oxley Act” has the meaning set forth in Article 152(c).

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“Seal” means the common seal of the Company (if adopted) including any facsimile thereof.

“Secretary” means any Person appointed by the Board of Directors to perform any of the duties of the secretary of the Company.

“Securities Act” means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

“Share” means a share in the capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes or sub-classes as the context may require. For the avoidance of doubt, in these Articles the expression “Share” shall include a fraction of a Share.

“Share Premium Account” means the share premium account established in accordance with these Articles and the Companies Act.

“Shareholder” means a Person who is registered as the holder of Shares in the Register and includes each subscriber to the Memorandum of Association pending entry in the Register of such subscriber.

“Shareholder Information” has the meaning set forth in Article 60(d)(i).

“signed” means bearing a signature or representation of a signature affixed by mechanical means.

“Special Resolution” means a special resolution of the Company passed in accordance with the Companies Act, being a resolution:

(a)

passed by a majority of not less than two-thirds of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled; or

(b)

approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed.

“Specified Court” has the meaning set forth in Article 171.

“Synthetic Equity Position” has the meaning set forth in Article 60(d)(ii).

“Tax Filing Authorised Person” means such Person as any Director shall designate from time to time, acting severally.

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“Timely Notice” has the meaning set forth in Article 60(c).

“Treasury Shares” means Shares that were previously issued but were purchased, redeemed, surrendered or otherwise acquired by the Company and not cancelled.

“Voting Commitment” has the meaning set forth in Article 61(i).

2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)	reference to a dollar or dollars or USD (or $) and to a cent or cents is reference to dollars and cents of the United States of America;

(e)

the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or which it is to take effect;

(f)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(g)

reference to any determination by the Board of Directors shall be construed as a determination by the Board of Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case; and

(h)

reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing or partly one and partly another.

3.	Subject to the preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	The business of the Company may be commenced at any time after incorporation.

5.

The Office shall be at such address in the Cayman Islands as the Board of Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Board of Directors may from time to time determine.

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6.

The expenses incurred in connection with the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortised over such period as the Board of Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Board of Directors shall determine.

7.

The Board of Directors shall keep, or cause to be kept, the Register at such place or (subject to compliance with the Companies Act and these Articles) places as the Board of Directors may from time to time determine. In the absence of any such determination, the Register shall be kept at the Office. The Board of Directors may keep, or cause to be kept, one or more Branch Registers as well as the Principal Register in accordance with the Companies Act, provided always that a duplicate of such Branch Register(s) shall be maintained with the Principal Register in accordance with the Companies Act and the rules or requirements of any Designated Stock Exchange. Notwithstanding anything set out in these Articles and pursuant to Section 40B of the Companies Act, the Company is authorised to evidence and transfer title to listed shares (as defined in the Companies Act) of the Company in accordance with the laws applicable to and the rules and regulations of any Designated Stock Exchange.

SHARES

8.

Subject to these Articles and, where applicable, the rules of the Designated Stock Exchange, the Commission and/or any competent regulatory authority, all Shares for the time being unissued shall be under the control of the Board of Directors who may, in their absolute discretion and without approval of the Shareholders:

(a)	issue, allot and dispose of the same to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine; and

(b)

grant options with respect to such Shares and issue warrants, convertible securities or similar instruments conferring the right upon the holders thereof to subscribe for, purchase or receive such Shares;

and, for such purposes, the Board of Directors may reserve an appropriate number of Shares for the time being unissued.

9.

The Board of Directors, or the Shareholders by Ordinary Resolution, may authorise the division of Shares into any number of Classes and sub-classes and the different Classes and sub-classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Board of Directors or the Shareholders by Ordinary Resolution.

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10.

The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of their subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.	The Board of Directors may refuse to accept any application for Shares and may accept any application, in each case, in whole or in part, for any reason or for no reason.

MODIFICATION OF RIGHTS

12.

Whenever the capital of the Company is divided into different Classes (and as otherwise determined by the Board of Directors) the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class only be materially adversely varied or abrogated with the consent in writing of the holders of not less than two-thirds of the issued Shares of the relevant Class, or with the sanction of a resolution passed at a separate meeting of the holders of the Shares of such Class by a majority of two-thirds of the votes cast at such a meeting. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons at least holding or representing by proxy one-third in nominal or par value amount of the issued Shares of the relevant Class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one vote for each Share of the Class held by them. For the purposes of this Article 12, the Board of Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes. The Board of Directors may vary the rights attaching to any Class without the consent or approval of Shareholders; provided, that the rights will not, in the determination of the Board of Directors, be materially adversely varied or abrogated by such action.

13.

The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially adversely varied or abrogated by, inter alia, the creation, allotment or issue of further Shares ranking pari passu therewith or Shares issued with preferred or other rights.

CERTIFICATES

14.	No Person shall be entitled to a certificate for any or all of their Shares, unless the Board of Directors shall determine otherwise.

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15.

Every share certificate, if any, of the Company shall bear any legends required under applicable laws, including the Securities Act, and shall be signed by any two Officers authorised to sign share certificates. The chair of the Board of Directors and any president, chief executive officer, chief financial officer, vice president, treasurer, assistant treasurer, the Secretary (or an assistant Secretary) of the Company shall specifically be authorised to sign share certificates. Any or all of the signatures on any certificate may be electronic. In case any Officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such Officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if he or she were such Officer, transfer agent or registrar at the date of issue.

16.

If any share certificate is lost, destroyed or stolen, the Board of Directors may require the holder or holders of the relevant Share to provide an indemnity in a form acceptable to the Board of Directors. Upon such indemnity being provided, a new share certificate may be issued to the holder or holders entitled to such lost, destroyed or stolen share certificate, unless the Board of Directors determine otherwise. If a certificate representing Shares has been lost, destroyed or stolen, and the owner fails to notify the Company of that fact within a reasonable time after the owner has notice of such loss, destruction or wrongful taking and the Company registers a transfer of such Shares before receiving notification thereof, the owner shall be precluded from asserting against the Company any claim for registering such transfer or a claim to a new certificate representing such Shares or such Shares in uncertificated form.

FRACTIONAL SHARES

17.

The Board of Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

LIEN

18.

The Company has a first and paramount lien on every Share (not being a share which is fully paid as to its par value and share premium) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share (including any premium payable). The Board of Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article 18. The Company’s lien on a Share extends to any amount payable in respect of it.

19.

The Company may sell, in such manner as the Board of Directors may determine, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of 14 days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of their death or bankruptcy.

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20.

For giving effect to any such sale, the Board of Directors may authorise some Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and they shall not be bound to see to the application of the purchase money, nor shall their title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

21.

The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

22.

Subject to the terms of allotment, the Board of Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least 14 days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares. A call shall be deemed to have been made at the time when the resolution of the Board of Directors authorising such call was passed.

23.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

24.

If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at such rate as the Board of Directors may determine, from the day appointed for the payment thereof to the time of the actual payment, but the Board of Directors shall be at liberty to waive payment of that interest wholly or in part.

25.

The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

26.

The Board of Directors may make arrangements on the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

27.

The Board of Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by them, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate as may be agreed upon between the Shareholder paying the sum in advance and the Board of Directors.

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FORFEITURE OF SHARES

28.

If a Shareholder fails to pay any call or instalment of a call in respect of any Shares on the day appointed for payment, the Board of Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on them requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

29.

The notice shall name a further day (not earlier than the expiration of 14 days from the date of the notice) on or before which the payment required by the notice is to be made and shall state that, in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

30.

If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Board of Directors to that effect.

31.

A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Board of Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Board of Directors think fit.

32.

A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by them to the Company in respect of the Shares forfeited, but their liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

33.

A statutory declaration in writing that the declarant is a Director, and that a Share has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

34.

The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share, and shall not be bound to see to the application of the purchase money, if any, nor shall their title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

35.

The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

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TRANSFER OF SHARES

36.

Subject to these Articles, the rules or regulations of the Designated Stock Exchange, any relevant rules of the Commission or securities laws (including, but not limited to the Exchange Act), or the terms of any applicable Lock-Up Agreement, a Shareholder may transfer all or any of their Shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange, the Commission and/or any competent regulatory authority or in any other form approved by the Board of Directors and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board of Directors may approve from time to time. If the Shares in question were issued in conjunction with rights, options and warrants issued pursuant to these Articles on terms that one cannot be transferred without the other, the Board of Directors shall refuse to register the transfer of any such Shares without evidence satisfactory to them of the like transfer of such right, option or warrant.

37.

The instrument of transfer of any Share shall be (a) in any usual or common form, (b) such form as is prescribed by the Designated Stock Exchange or (c) in any other form the Board of Directors may determine and, in each case, shall be executed by or on behalf of the transferor (or otherwise as prescribed by the rules and regulations of the Designated Stock Exchange, the Commission and/or any competent regulatory authority), and if in respect of a nil or partly paid up Share, or if so required by the Board of Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Board of Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

38.

Subject to the terms of issue thereof and the rules or regulations of the Designated Stock Exchange or any relevant rules of the Commission or securities laws (including, but not limited to the Exchange Act), the registration of transfers may be suspended, and the Register closed, at such times and for such periods as the Board of Directors may from time to time determine.

39.

All instruments of transfer that are registered shall be retained by the Company, but any instrument of transfer that the Board of Directors declines to register shall (except in any case of fraud) be returned to the Person depositing the same.

TRANSMISSION OF SHARES

40.

In the case of the death of a sole holder of a Share, the legal personal representatives of such deceased sole holder shall be the only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders where one such holder is deceased, the survivor holder(s), or the legal personal representatives of the deceased holder of the Share, shall be the only Persons recognised by the Company as having any title to the Share.

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41.

Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall, upon such evidence being produced as may from time to time be required by the Board of Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered themself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Board of Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

42.

A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which they would be entitled if they were the registered Shareholder, except that they shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company.

ALTERATION OF SHARE CAPITAL

43.	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe.

44.	The Company may by Ordinary Resolution:

(a)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(b)	convert all or any of its paid up Shares into stock and reconvert that stock into paid up Shares of any denomination;

(c)

subdivide its existing Shares, or any of them into Shares of a smaller amount; provided, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(d)

cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

45.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by law.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

46.	Subject to the Companies Act and the rules of the Designated Stock Exchange, the Commission and/or any other competent regulatory authority, the Company may:

(a)

issue Shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Shareholder on such terms and in such manner as the Board of Directors may determine;

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(b)	purchase its own Shares (including any redeemable Shares) on such terms and in such manner as the Board of Directors may determine and agree with the Shareholder;

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Companies Act, including out of its capital; and

(d)	accept the surrender for no consideration of any paid up Share (including any redeemable Share) on such terms and in such manner as the Board of Directors may determine.

47.

Any Share in respect of which notice of redemption has been given shall not be entitled to participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the notice of redemption.

48.	The redemption, purchase or surrender of any Share shall not be deemed to give rise to the redemption, purchase or surrender of any other Share.

49.

The Board of Directors may, when making payments in respect of redemption or purchase of Shares, if authorised by the terms of issue of the Shares being redeemed or purchased or with the agreement of the holder of such Shares, make such payment either in cash or in specie including, without limitation, interests in a special purpose vehicle holding assets of the Company or holding entitlement to the proceeds of assets held by the Company or in a liquidating structure.

TREASURY SHARES

50.

Shares that the Company purchases, redeems or acquires (by way of surrender or otherwise) may, at the option of the Company, be cancelled immediately or held as Treasury Shares in accordance with the Companies Act. In the event that the Board of Directors does not specify that the relevant Shares are to be held as Treasury Shares, such Shares shall be cancelled.

51.

No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to Shareholders on a winding up) may be declared or paid in respect of a Treasury Share.

52.	The Company shall be entered in the Register as the holder of the Treasury Shares, provided that:

(a)	the Company shall not be treated as a Shareholder for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void; and

(b)

a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Companies Act, save that an allotment of Shares as fully paid bonus shares in respect of a Treasury Share is permitted and Shares allotted as fully paid bonus shares in respect of a treasury share shall be treated as Treasury Shares.

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53.	Treasury Shares may be disposed of by the Company on such terms and conditions as determined by the Board of Directors.

GENERAL MEETINGS

54.	The Board of Directors may, whenever they think fit, convene a general meeting of the Company.

55.

For so long as the Company’s Shares are traded on a Designated Stock Exchange, the Company shall in each year hold a general meeting as its annual general meeting at such time and place (including any Electronic Facility) as may be determined by the Board of Directors in accordance with the rules of the Designated Stock Exchange, unless such Designated Stock Exchange does not require the holding of an annual general meeting.

56.

The Board of Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting for any reason or for no reason at any time prior to the time for holding such meeting or, if the meeting is adjourned, the time for holding such adjourned meeting. The Board of Directors shall give Shareholders notice in writing of any cancellation or postponement. A postponement may be for a stated period of any length or indefinitely as the Board of Directors may determine.

57.

No other Person may convene a general meeting of the Company; provided, that if at any time there are no Directors, any two Shareholders (or if there is only one Shareholder then that Shareholder) entitled to vote at general meetings of the Company may convene a general meeting in the same manner as nearly as possible as that in which general meetings may be convened by the Board of Directors.

NOTICE OF GENERAL MEETINGS

58.

Not more than 60 nor less than 10 clear days’ notice of a general meeting in writing counting from the date service is deemed to take place as provided in these Articles specifying the place, including by means of Electronic Facility, the day and the hour of the meeting and the general nature of the business, shall be given in the manner hereinafter provided or in such other manner (if any) as may be prescribed by the Company by Ordinary Resolution to such Persons as are, under these Articles, entitled to receive such notices from the Company, but with the consent of all the Shareholders entitled to receive notice of some particular meeting and attend and vote thereat, that meeting may be convened by such shorter notice or without notice and in such manner as those Shareholders may think fit.

59.	The accidental omission to give notice of a meeting to, or the non-receipt of a notice of a meeting by, any Shareholder shall not invalidate the proceedings at any meeting.

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PROCEEDINGS AT GENERAL MEETINGS

60.

All business carried out at a general meeting shall be deemed special with the exception of sanctioning a dividend, the consideration of the accounts, balance sheets, any report of the Board of Directors or of the Auditors, and the fixing of the remuneration of the Auditors.

(a)

No special business shall be transacted at any general meeting without the consent of all Shareholders entitled to receive notice of that meeting unless notice of such special business has been given in the notice convening that meeting.

(b)

In addition, no business may be transacted at any general meeting or any annual general meeting, as applicable, other than business that is (i) specified in the notice of the meeting given by or at the direction of the Board of Directors (or any duly authorised committee thereof), or (ii) otherwise properly brought before an annual general meeting (A) by or at the direction of the Board of Directors (or any duly authorised committee thereof), or (B) by a Shareholder present in person who (1)(I) was a record owner of Shares both at the time of giving the notice provided for in Article 58 and at the time of the meeting, (II) is entitled to vote at the meeting, and (III) has complied with this Article 60 in all applicable respects, or (2) properly made such proposal in accordance with Rule 14a-8 under the Exchange Act. The foregoing clause (III) shall be the exclusive means for a Shareholder to propose business to be brought before an annual general meeting. The only matters that may be brought before a general meeting are the matters specified in the notice of meeting given by or at the director of the Board of Directors pursuant to clause (i), and Shareholders shall not be permitted to propose business to be brought before a general meeting. Shareholders seeking to nominate persons for election to the Board of Directors must comply with Article 61 and this Article 60 shall not be applicable to nominations except as expressly provided in Article 61.

(c)

Without qualification, for business to be properly brought before an annual general meeting by a Shareholder, the Shareholder must (i) provide Timely Notice (as defined in this Article 60(c)) thereof in writing and in proper form to the Board of Directors and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Article 60. To be timely, (A) a Shareholder’s notice must be delivered to, or mailed and received at, the Office not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual general meeting or (B) in the case of the first annual general meeting following the date hereof, notice by the Shareholder to be timely must be so delivered, or mailed and received, not later than the 10th day following the day on which Public Disclosure of the date of such annual general meeting was first made by the Company (such notice within such time periods set forth in the foregoing clauses (A) and (B), as applicable, “Timely Notice”). In no event shall any adjournment or postponement of an annual general meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.

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(d)	To be in proper form for purposes of this Article 60, a Shareholder’s notice to the Board of Directors shall set forth:

(i)

As to each Proposing Person, (A) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Company’s books and records); and (B) the Class and number of Shares that are, directly or indirectly, owned of record or Beneficially Owned by such Proposing Person, except that such Proposing Person shall in all events be deemed to Beneficially Own any Shares of any Class as to which such Proposing Person has a right to acquire Beneficial Ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (A) and (B) are referred to as “Shareholder Information”);

(ii)

As to each Proposing Person, (A) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any Shares of any Class; provided, that for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (B) any rights to dividends on the Shares of any Class Beneficially Owned by such Proposing Person that are separated or separable from the underlying Shares, (C) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Company or any of its Officers, Directors, or Affiliates, (D) any other material relationship between such Proposing Person, on the one hand, and the Company or any of its Affiliates, on the other hand, (E) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Company or any of its Affiliates (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (F) a representation that such Proposing Person intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the issued share capital of the Company required to approve or adopt the proposal or otherwise solicit proxies from Shareholders in support of such proposal, and (G) any other information

17

relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (A) through (G) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the Shareholder directed to prepare and submit the notice required by these Articles on behalf of a Beneficial Owner; and

(iii)

As to each item of business that the Shareholder proposes to bring before the annual general meeting, (A) a brief description of the business desired to be brought before the annual general meeting, the reasons for conducting such business at the annual general meeting and any material interest in such business of each Proposing Person, (B) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Articles, the language of the proposed amendment), (C) a reasonably detailed description of all agreements, arrangements and understandings (1) between or among any of the Proposing Persons or (2) between or among any Proposing Person and any other record or Beneficial Owner(s) or Persons(s) who have a right to acquire Beneficial Ownership at any time in the future of the Shares of any Class (including their names) in connection with the proposal of such business by such Shareholder and (D) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this paragraph (iii) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the Shareholder directed to prepare and submit the notice required by these Articles on behalf of a Beneficial Owner.

(e)

A Proposing Person shall update and supplement its notice to the Company of its intent to propose business at an annual general meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Article 60 shall be true and correct as of the record date for Shareholders entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the Office not later than five business days after the record date for Shareholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting

18

has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Article of these Articles shall not limit the Company’s rights with respect to any deficiencies in any notice provided by a Shareholder, extend any applicable deadlines hereunder or enable or be deemed to permit a Shareholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed to be brought before a meeting of the Shareholders.

(f)

Notwithstanding anything in these Articles to the contrary, no business shall be conducted at an annual general meeting that is not properly brought before the meeting in accordance with this Article 60. The presiding chair of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Article 60, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(g)

This Article 60 is expressly intended to apply to any business proposed to be brought before an annual general meeting other than any proposal made in accordance with Rule 14a-8 under the Exchange Act and included in the Company’s proxy statement. In addition to the requirements of this Article 60 with respect to any business proposed to be brought before an annual general meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Article 60 shall be deemed to affect the rights of Shareholders to request inclusion of proposals in the Company’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

61.	Nominations for Election to the Board of Directors.

(a)

Nominations of any person for election to the Board of Directors at an annual general meeting or at a general meeting (but only if the election of Directors is a matter specified in the notice of meeting given by or at the direction of the Board of Directors calling such general meeting) may be made at such meeting only (i) by or at the direction of the Board of Directors, including by any committee or Persons authorised to do so by the Board of Directors or these Articles, or (ii) by a Shareholder present in person (A) who was a record owner of Shares both at the time of giving the notice provided for in this Article 61 and at the time of the meeting, (B) is entitled to vote at the meeting and (C) has complied with this Article 61 as to such notice and nomination. The foregoing clause (ii) shall be the exclusive means for a Shareholder to make any nomination of a person or persons for election to the Board of Directors at an annual general meeting or general meeting.

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(b)

Without qualification, if the election of Directors is a matter specified in the notice of general meeting given by or at the direction of the Board of Directors calling a general meeting, then for a Shareholder to make any nomination of a Person or Persons for election to the Board of Directors at a general meeting, the Shareholder must:

(i)	provide timely notice thereof in writing and in proper form to the Secretary at the Office;

(ii)	provide the information with respect to such Shareholder and its candidate for nomination as required by this Article 61; and

(iii)	provide any updates or supplements to such notice at the times and in the forms required by this Article 61.

(c)

To be timely, a Shareholder’s notice for nominations to be made at a general meeting must be delivered to, or mailed and received at, the Office not earlier than the 120th day prior to such general meeting and not later than the 90th day prior to such general meeting or, if later, the 10th day following the day on which Public Disclosure of the date of such general meeting was first made.

(d)

In no event shall any adjournment or postponement of an annual general meeting or general meeting or the announcement thereof commence a new time period for the giving of a Shareholder’s notice as described above.

(e)

In no event may a Nominating Person provide Timely Notice with respect to a greater number of Director candidates than are subject to election by Shareholders at the applicable meeting. If the Company shall, subsequent to such notice, increase the number of Directors subject to election at the meeting, such notice as to any additional nominees shall be due on the later of (i) the conclusion of the time period for Timely Notice, (ii) the date set forth in Article 61(c), or (iii) the 10th day following the date of Public Disclosure of such increase.

(f)	To be in proper form for purposes of this Article 61, a Shareholder’s notice to the Board of Directors shall set forth:

(i)

As to each Nominating Person, the Shareholder Information, except that for purposes of this Article 61 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Article 60(d)(i);

(ii)

As to each Nominating Person, any Disclosable Interests, except that for purposes of this Article 61 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Article 60(d)(ii) and the disclosure with respect to the business to be brought before the meeting in Article 60(d)(ii) shall be made with respect to the election of Directors at the meeting; and

(iii)

As to each candidate whom a Nominating Person proposes to nominate for election as a Director, (A) all information with respect to such candidate for nomination that would be required to be set forth in a Shareholder’s notice pursuant to this Article 61 if such candidate for nomination were a Nominating Person, (B) all information relating to such candidate for nomination that is required

20

to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) of the Exchange Act (including such candidate’s written consent to being named in the proxy statement as a nominee and to serving as a Director if elected), (C) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or his or her respective associates or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant (the disclosures to be made pursuant to the foregoing clauses (A) through (C) are referred to as “Nominee Information”), and (D) a completed and signed questionnaire, representation and agreement as provided in Article 61(i).

(g)

A Shareholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Article 61 shall be true and correct as of the record date for Shareholder entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the Office not later than five business days after the record date for Shareholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Article of these Articles shall not limit the Company’s rights with respect to any deficiencies in any notice provided by a Shareholder, extend any applicable deadlines hereunder or enable or be deemed to permit a Shareholder who has previously submitted notice hereunder to amend or update any nomination or to submit any new nomination.

(h)

In addition to the requirements of this Article 61 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.

(i)

To be eligible to be a candidate for election as a Director at an annual general meeting or general meeting, a candidate must be nominated in the manner prescribed in this Article 61 and the candidate for nomination, whether nominated by the Board of Directors or by a Shareholder of record, must have previously delivered (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the Board of Directors), to the Board of Directors at the Office, (i) a completed written questionnaire (in a form provided by the Company) with respect to the background, qualifications, Share

21

ownership and independence of such proposed nominee, and such additional information with respect to such proposed nominee as would be required to be provided by the Company pursuant to Schedule 14A if such proposed nominee were a participant in the solicitation of proxies by the Company in connection with such annual general meeting or general meeting and (ii) a written representation and agreement (in form provided by the Company) that such candidate for nomination (A) is not and, if elected as a Director during his or her term of office, will not become a party to (1) any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any Person as to how such proposed nominee, if elected as a Director, will act or vote on any issue or question (a “Voting Commitment”) or (2) any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a Director, with such proposed nominee’s fiduciary duties under applicable law, (B) is not, and will not become a party to, any agreement, arrangement or understanding with any Person other than the Company with respect to any direct or indirect compensation or reimbursement for service as a Director that has not been disclosed to the Company, (C) if elected as a Director, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock or Share ownership and trading and other policies and guidelines of the Company applicable to Directors and in effect during such person’s term in office as a Director (and, if requested by any candidate for nomination, the Secretary shall provide to such candidate for nomination all such policies and guidelines then in effect), (D) if elected as a Director, intends to serve the entire term until the next meeting at which such candidate would face re-election and (E) consents to being named as a nominee in the Company’s proxy statement pursuant to Rule 14a-4(d) under the Exchange Act and any associated proxy card of the Company and agrees to serve if elected as a Director.

(j)

The Board of Directors may also require any proposed candidate for nomination as a Director to furnish such other information as may reasonably be requested by the Board of Directors in writing prior to the meeting of Shareholders at which such candidate’s nomination is to be acted upon in order for the Board of Directors to determine the eligibility of such candidate for nomination to be an Independent Director in accordance with the Company’s corporate governance guidelines.

(k)

A candidate for nomination as a Director shall further update and supplement the materials delivered pursuant to this Article 61, if necessary, so that the information provided or required to be provided pursuant to this Article 61 shall be true and correct as of the record date for Shareholder entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the Office (or any other office specified by the Company in any public announcement) not later than five business days after the record date for Shareholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation

22

to update and supplement as set forth in this paragraph or any other Article of these Articles shall not limit the Company’s rights with respect to any deficiencies in any notice provided by a candidate for nomination as a Director, extend any applicable deadlines hereunder or enable or be deemed to permit a candidate for nomination as a Director who has previously submitted materials hereunder to amend or update any materials or to submit any new materials.

(l)

No candidate shall be eligible for nomination as a Director unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with this Article 61. The presiding chair at the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with this Article 61, and if he or she should so determine, he or she shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots cast for the nominee in question) shall be void and of no force or effect.

(m)	Notwithstanding anything in these Articles to the contrary, no candidate for nomination shall be eligible to be seated as a Director unless nominated and elected in accordance with this Article 61.

62.

No business shall be transacted at any general meeting unless a quorum of Shareholders is present at the time when the meeting proceeds to business. Save as otherwise provided by these Articles, one or more Shareholders holding at least a majority of the paid up voting share capital of the Company present in person or by proxy and entitled to vote at that meeting shall form a quorum.

63.

If within half an hour from the time appointed for the meeting a quorum is not present, it shall stand adjourned to the same day in the next week, at the same time and place, or to such other day, time and/or place (including any Electronic Facility) as the Board of Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the Shareholder or Shareholders present and entitled to vote shall form a quorum.

64.

If the Board of Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, participation in any general meeting of the Company may be by means of a telephone or similar communication equipment (including by means of Electronic Facility) by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

65.	The chair, if any, of the Board of Directors shall preside as chair at every general meeting of the Company.

66.

If there is no such chair, or if at any general meeting they are not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chair, any Director or Person nominated by the Board of Directors shall preside as chair, failing which the Shareholders present in person or by proxy shall choose any Person present to be chair of that meeting.

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67.	The chair of the general meeting may adjourn a meeting from time to time and from place to place (including any Electronic Facility) either:

(a)	with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting); or

(b)	without the consent of such meeting if, in their sole opinion, they consider it necessary to do so to:

(i)	secure the orderly conduct or proceedings of the meeting; or

(ii)	give all Persons present in person or by proxy and having the right to speak and / or vote at such meeting, the ability to do so,

but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for 14 days or more, notice of the adjourned meeting shall be given in the manner provided for the original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

68.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chair or one or more Shareholders present in person or by proxy entitled to vote, and unless a poll is so demanded, a declaration by the chair that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

69.	If a poll is duly demanded it shall be taken in such manner as the chair directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

70.

In the case of an equality of votes, whether on a show of hands or on a poll, the chair of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

71.

A poll demanded on the election of a chair of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chair of the meeting directs.

VOTES OF SHAREHOLDERS

72.

Subject to any rights and restrictions for the time being attached to any Share, on a show of hands, every Shareholder present in person and every Person representing a Shareholder by proxy shall, at a general meeting of the Company, each have one vote, and, on a poll, every Shareholder and every Person representing a Shareholder by proxy shall have one vote for each Share of which they or the Person represented by proxy is the holder.

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73.

In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register.

74.

A Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote in respect of Shares carrying the right to vote held by them, whether on a show of hands or on a poll, by their committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person, may vote in respect of such Shares by proxy.

75.

No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by them in respect of Shares carrying the right to vote held by them have been paid.

76.	On a poll, votes may be given either personally or by proxy.

77.

An instrument appointing a proxy shall be in writing and shall be executed by or on behalf of the appointor. Such instrument appointing a proxy may be in any usual or common form or such other form as the Board of Directors may approve (including an appointment of proxy made by way of electronic communication). A proxy need not be a Shareholder.

78.

The instrument appointing a proxy shall be deposited at the Office or at such other place or in such other manner as is specified for that purpose in the notice convening the meeting no later than the time for holding the meeting or, if the meeting is adjourned, the time for holding such adjourned meeting.

79.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

80.

A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

81.

Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Board of Directors or of a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which they represent as that corporation could exercise if it were an individual Shareholder or Director.

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CLEARING HOUSES

82.

If a clearing house (or its nominee) is a Shareholder, it may, by resolution of its directors or other governing body or by power of attorney, authorise such Person or Persons as it thinks fit to act as its representative or representatives at any general meeting of the Company or at any general meeting of any Class of Shareholders; provided, that if more than one Person is so authorised, the authorisation shall specify the number and Class in respect of which each such Person is so authorised. A Person so authorised pursuant to this Article 82 shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which they represent as that clearing house (or its nominee) could exercise if it were an individual Shareholder holding the number of Shares and Class specified in such authorisation.

DIRECTORS

83.	The Board of Directors shall initially consist of six Directors, who shall initially be the following individuals: (a) [•]; (b) [•]; (c) [●]; (d) [●]; (e) [●]; and (f) [●].[2]

84.	The Company may by Ordinary Resolution appoint any Person to be a Director.

85.	Subject to these Articles, a Director shall hold office for a term of one-year or until such time as they resign or are removed from office in accordance with Article 106.

86.

The number of Directors to be appointed to the Board of Directors may be fixed by resolution of the Board of Directors; provided, that no reduction of the authorised number of Directors shall have the effect of removing any Director before that Director’s term of office expires.

87.	The remuneration of the Directors may be determined by the Board of Directors.

88.	There shall be no shareholding qualification for Directors.

89.	In the event of a vacancy pursuant to Article 106, such vacancy may be filled by the affirmative vote of a majority of the Directors then in office.

ALTERNATE DIRECTOR

90.

Any Director may in writing appoint any other Director or any other Person approved by the Board of Directors (in accordance with these Articles) to be their alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be authorised to sign such written resolutions where they have been signed by the appointing Director, and to act in such Director’s place at any meeting of the Directors. Every such alternate shall be entitled to attend and vote at meetings of the Directors as the alternate of the Director appointing them and where they are a Director to have

[2]	BTH to designate five individuals and SPAC to designate one individual, whose names shall be inserted prior to Closing.

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a separate vote in addition to their own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by them. Such alternate shall not be an Officer solely as a result of their appointment as an alternate other than in respect of such times as the alternate acts as a Director. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing them and the proportion thereof shall be agreed between them.

POWERS AND DUTIES OF DIRECTORS

91.

Subject to the Companies Act, these Articles and to any resolutions passed in a general meeting, the business of the Company shall be managed by the Board of Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Board of Directors that would have been valid if that resolution had not been passed.

92.

The Board of Directors may from time to time appoint any Person, whether or not a Director to hold such office in the Company as the Board of Directors may think necessary for the administration of the Company, including but not limited to, the office of president, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Board of Directors may think fit. Any Person so appointed by the Board of Directors may be removed by the Board of Directors or by the Company by Ordinary Resolution. The Board of Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases from any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

93.

The Board of Directors may appoint any Person to be the Secretary (and if need be, an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Board of Directors may be removed by the Board of Directors or by the Company by Ordinary Resolution.

94.

The Board of Directors may delegate any of their powers to committees (including, without limitation, the Audit Committee, the Compensation Committee and the Nominating Committee) consisting of one or more Directors as they think fit.

(a)	Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Board of Directors.

(b)

The Board of Directors may adopt formal written charters for committees. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in these Articles and its charter and shall have such powers as the Board of Directors may delegate pursuant to these Articles and as required by the rules and regulations of the Designated Stock Exchange, the Commission and/or any other competent regulatory authority or otherwise under applicable law. Each of the Audit Committee, the Compensation Committee and the Nominating Committee, if established,

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shall consist of such number of Directors as the Board of Directors shall from time to time determine (or such minimum number as may be required from time to time by the rules and regulations of the Designated Stock Exchange, the Commission and/or any other competent regulatory authority or otherwise under applicable law). For so long as any Class is listed on the Designated Stock Exchange, the Audit Committee, the Compensation Committee and the Nominating Committee shall be made up of such number of Independent Directors as is required from time to time by the rules and regulations of the Designated Stock Exchange, the Commission and/or any other competent regulatory authority or otherwise under applicable law.

95.

The Board of Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Board of Directors, to be the attorney or attorneys or authorised signatory (any such Person being an “Attorney” or “Authorised Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Board of Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Board of Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in them.

96.

The Board of Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article 96.

97.

The Board of Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any managers or agents of the Company to be members of such committees, local boards or agencies and may fix the remuneration of any such Person.

98.

The Board of Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and any such appointment or delegation may be made on such terms and subject to such conditions as the Board Directors may think fit and the Board of Directors may at any time remove any Person so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

99.	Any such delegates as aforesaid may be authorised by the Board of Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

100.

The Board of Directors may agree with a Shareholder to waive or modify the terms applicable to such Shareholder’s subscription for Shares without obtaining the consent of any other Shareholder; provided, that such waiver or modification does not amount to a variation or abrogation of the rights attaching to the Shares of such other Shareholders.

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101.

Subject to the rules of the Designated Stock Exchange, the Commission and/or any competent regulatory authority, the Board of Directors shall have the authority to present a winding up petition on behalf of the Company on the grounds that the Company is unable to pay its debts within the meaning of Section 93 of the Companies Act or where a winding up petition has been presented, apply on behalf of the Company, for the appointment of a provisional liquidator, in each case, without the sanction of a resolution passed by the Company at a general meeting.

BORROWING POWERS OF DIRECTORS

102.

The Board of Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, or to otherwise provide for a security interest to be taken in such undertaking, property or uncalled capital, and to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

103.

The Seal (if any) shall not be affixed to any instrument except by the authority of a resolution of the Board of Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or the Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Board of Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

104.

The Company may maintain a facsimile of the Seal in such countries or places as the Board of Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Board of Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Board of Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or the Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Board of Directors may appoint for the purpose.

105.

Notwithstanding the foregoing, the Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

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DISQUALIFICATION OF DIRECTORS

106.	The office of a Director shall be vacated if such Director:

(a)	becomes bankrupt or makes any arrangement or composition with their creditors;

(b)	dies or is found to be or becomes of unsound mind;

(c)	resigns their office by notice in writing to the Company; or

(d)

is removed from office (i) by Ordinary Resolution or (ii) pursuant to any other provision of these Articles; provided, however, that, any Director may be removed upon the written consent of all of their co-Directors (not being less than two in number) upon the reasonable and good faith finding of all such other Directors that such Director engaged in criminal misconduct or wilful or intentional misrepresentation or fraud.

PROCEEDINGS OF DIRECTORS

107.

The Board of Directors may meet together (either within or outside the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes of the Directors present at such meeting. In case of an equality of votes the chair shall not have a second or casting vote. A Director may, and the Secretary (or an assistant Secretary) on the requisition of a Director shall, at any time summon a meeting of the Board of Directors upon at least 24 hours prior notice to each other Director (unless waived by the Board of Directors).

108.

A Director may participate in any meeting of the Board of Directors, or of any committee appointed by the Board of Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

109.

The quorum necessary for the transaction of the business of the Board of Directors shall be a majority of the Directors in office from time to time. A Director represented by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

110.

A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of their interest at a meeting of the Board of Directors. A general notice given to the Board of Directors by any Director to the effect that they are to be regarded as interested in any contract or other arrangement which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that they may be interested therein and if they do so their vote shall be counted and they may be counted in the quorum at any meeting of the Board of Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

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111.

A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with their office of Director for such period and on such terms (as to remuneration and otherwise) as the Board of Directors may determine and no Director or intending Director shall be disqualified by their office from contracting with the Company either with regard to their tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding their interest, may be counted in the quorum present at any meeting of the Board of Directors whereat they are or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and they may vote on any such appointment or arrangement; provided, that the nature of the interest of any Director in any such appointment or arrangement shall be disclosed by them at or prior to its consideration and any vote thereon.

112.

Any Director may act by themselves or their firm in a professional capacity for the Company, and they or their firm shall be entitled to remuneration for professional services as if they were not a Director; provided, that nothing herein contained shall authorise a Director or their firm to act as auditor to the Company.

113.	The Board of Directors shall cause minutes to be made in books or loose-leaf folders provided for the purpose of recording:

(a)	all appointments of Officers made by the Board of Directors;

(b)	the names of the Directors present at each meeting of the Board of Directors and of any committee of Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Board of Directors and of committees of Directors.

114.

When the chair of a meeting of the Board of Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

115.

A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of the Board of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of their appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of the Board of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or their duly appointed alternate.

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116.

The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

117.

The Board of Directors may elect a chair of their meetings and determine the period for which they are to hold office but if no such chair is elected, or if at any meeting the chair is not present within fifteen minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chair of the meeting. The Board of Directors hereby appoints [●][3] as the initial chair of the Board of Directors as of the adoption date of these Articles.

118.

Subject to any regulations imposed on it by the Board of Directors, a committee appointed by the Board of Directors may elect a chair of its meetings. If no such chair is elected, or if at any meeting the chair is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chair of the meeting.

119.

A committee appointed by the Board of Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Board of Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chair shall not have a second or casting vote.

120.

All acts done by any meeting of the Board of Directors or of a committee of Directors, or by any Person acting as a Director, shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

DIVIDENDS

121.

Subject to any rights and restrictions for the time being attached to any Shares, or as otherwise provided for in the Companies Act and these Articles, the Board of Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

122.

Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Board of Directors.

123.

The Board of Directors may determine, before recommending or declaring any dividend, to set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds may be properly applied and pending such application may, at the determination of the Board of Directors, either be employed in the business of the Company or be invested in such investments as the Board of Directors may from time to time think fit.

[3]	Initial chair to be determined by BTH.

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124.

Any dividend may be paid in any manner as the Board of Directors may determine. If paid by cheque it will be sent through the post to the registered address of the Shareholder or Person entitled thereto, or in the case of joint holders, to any one of such joint holders at their registered address or to such Person and such address as the Shareholder or Person entitled, or such joint holders as the case may be, may direct. Every such cheque shall be made payable to the order of the Person to whom it is sent or to the order of such other Person as the Shareholder or Person entitled, or such joint holders as the case may be, may direct.

125.

The Board of Directors, when paying dividends to the Shareholders in accordance with the foregoing provisions of these Articles, may make such payment either in cash or in specie and may determine the extent to which amounts may be withheld therefrom (including, without limitation, any taxes, fees, expenses or other liabilities for which a Shareholder (or the Company, as a result of any action or inaction of the Shareholder) is liable).

126.

Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares.

127.	If several Persons are registered as joint holders of any Share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the Share.

128.	No dividend shall bear interest against the Company.

ACCOUNTS AND ANNUAL RETURN AND DECLARATION

129.

The books of account relating to the Company’s affairs (including a Register consisting of one or more records in which the names of all of the Shareholders of record, the address and number of Shares registered in the name of each such Shareholder, and all issuances and transfers of Shares of the Company are recorded in) shall be kept in such manner as may be determined from time to time by the Board of Directors. Such books of account must be retained for a minimum period of five years from the date on which they are prepared.

130.	The books of account shall be kept at the Office, or at such other place or places as the Board of Directors think fit and shall always be open to inspection by the Directors.

131.

The Board of Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by law or authorised by the Board of Directors or by Ordinary Resolution.

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132.	The financial year of the Company shall end on 31 December of each year or such other date as the Board of Directors may determine.

133.

The Board of Directors in each year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

134.

Each Director and each member of any committee designated by the Board of Directors shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account of the Company and upon such information, opinions, reports or statements presented to the Company by any of its Officers, agents or employees, or committees of the Board of Directors so designated, or by any other Person as to matters which such Director or committee member reasonably believes are within such other Person’s professional or expert competence and that has been selected with reasonable care by or on behalf of the Company.

AUDIT

135.	The Board of Directors may appoint an Auditor who shall hold office on such terms as the Directors determine.

136.

Without prejudice to the freedom of the Board of Directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the rules and regulations of the Designated Stock Exchange, the Commission and/or any other competent regulatory authority or otherwise under applicable law, the Board of Directors shall establish and maintain an Audit Committee as a committee of the Board of Directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the Designated Stock Exchange, the Commission and/or any other competent regulatory authority or otherwise under applicable law.

137.

If the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest.

138.	The remuneration of the Auditor shall be fixed by the Audit Committee (if one exists).

139.

If the office of Auditor becomes vacant by resignation or death of the Auditor, or by their becoming incapable of acting by reason of illness or other disability at a time when their services are required, the Board of Directors shall fill the vacancy and determine the remuneration of such Auditor.

140.

Every Auditor shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Board of Directors and Officers such information and explanation as may be necessary for the performance of the duties of the Auditor.

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141.

Auditors shall, if so required by the Board of Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Shareholders.

CAPITALISATION OF RESERVES

142.	Subject to the Companies Act and these Articles, the Board of Directors may:

(a)

resolve to capitalise an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(b)

appropriate the sum resolved to be capitalised to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article 142, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)

make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Board of Directors may deal with the fractions as they think fit;

(d)	authorise a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)	the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

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(ii)

the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to any of the actions contemplated by this Article 142.

SHARE PREMIUM ACCOUNT

143.

The Board of Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

144.

There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the determination of the Board of Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

NOTICES

145.

Any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it airmail or air courier service in a prepaid letter addressed to such Shareholder at their address as appearing in the Register, or by electronic mail to an electronic mail address provided by such Shareholder, or by facsimile should the Board of Directors deem it appropriate. Notice may also be served by electronic communication in accordance with the rules and regulations of the Designated Stock Exchange, the Commission and/or any other competent regulatory authority or by placing it on the Company’s website. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

146.

Whenever notice is required to be given under any provision of the Companies Act or these Articles, a written waiver of such notice, signed by the Person entitled to notice, or a waiver by electronic transmission by the Person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to such required notice. Neither the business to be transacted at, nor the purpose of, any general meeting of the Shareholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by these Articles. Any Shareholder present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

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147.	Any notice or other document, if served by:

(a)	post, shall be deemed to have been served five clear days after the time when the letter containing the same is posted;

(b)

facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service;

(d)

electronic mail or other electronic communication (such as transmission to any number, address or internet website (including the website of the Commission) or other electronic delivery methods as otherwise decided and approved by the Board of Directors), shall be deemed to have been served immediately upon the time of the transmission by electronic mail or approved electronic communication, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient; or

(e)	placing it on the Company’s website; service of the notice shall be deemed to have been effected one hour after the notice or document was placed on the Company’s website.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

148.

Any notice or document delivered or sent in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of their death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless their name shall at the time of the service of the notice or document, have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

149.	Notice of every general meeting of the Company shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for their death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

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INDEMNITY

150.

Every Director (including for the purposes of this Article 150, any alternate Director appointed pursuant to the provisions of these Articles), the Secretary, an assistant Secretary, or other Officer (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless out of the assets and funds of the Company against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, wilful default or fraud as determined by a court of competent jurisdiction, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of their duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

151.	No Indemnified Person shall be liable:

(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or Officer or agent of the Company;

(b)	for any loss on account of defect of title to any property of the Company;

(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested;

(d)	for any loss incurred through any bank, broker or other similar Person;

(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)

for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, wilful default or fraud as determined by a court of competent jurisdiction.

152.	The Company shall not be obligated to indemnify any Person in connection with any action or proceeding (or any part thereof):

(a)

for which payment has actually been made to and received by or on behalf of such Person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

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(b)

for an accounting or disgorgement of profits pursuant to Section 16(b) of the Exchange Act, or similar provisions of national, federal, state or local statutory law or common law, if such Person is held liable therefor (including pursuant to any settlement arrangements);

(c)

for any reimbursement of the Company by such Person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such Person from the sale of securities of the Company, as required in each case under the Exchange Act (including any such reimbursements that arise from an accounting restatement of the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the payment to the Company of profits arising from the purchase and sale by such Person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such Person is held liable therefor (including pursuant to any settlement arrangements), or any other remuneration paid to such Person if it shall be determined by a final judgment or other final adjudication that such remuneration was in violation of law;

(d)

initiated by such Person, including any action or proceeding (or any part thereof) initiated by such Person against the Company, any legal entity which it controls, any Director or Officer thereof or any third party, unless (i) the Board of Directors has consented to the initiation of such action or proceeding or part thereof, (ii) the Company provides the indemnification, in its sole discretion, pursuant to the powers vested in the Company under applicable law (provided, however, that this Article 152(d) shall not apply to counterclaims or affirmative defences asserted by such Person in an action brought against such Person), (iii) otherwise required to be made under Article 154 or (iv) otherwise required by applicable law; or

(e)

if prohibited by applicable law; provided, however, that if any provision or provisions of this Indemnity (as defined in Article 159) shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (i) the validity, legality and enforceability of the remaining provisions of this Indemnity (including, without limitation, each portion of any paragraph or clause containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible, the provisions of this Indemnity (including, without limitation, each such portion of any paragraph or clause containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

153.

The Company, to the fullest extent permitted by law, may indemnify and advance expenses to any Indemnified Person made or threatened to be made a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she is or was a Director, Officer, employee or agent of the Company or any predecessor of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

154.

If a claim for indemnification (following the final disposition of the applicable action or proceeding) under this Indemnity is not paid in full within 60 days, or a claim for advancement of expenses under this Indemnity is not paid in full within 30 days after a written claim therefor has been received

39

by the Company, the claimant may thereafter (but not before) file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action the Company shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

155.

The rights conferred on any Indemnified Person by this Indemnity shall not be exclusive of any other rights which such Indemnified Person may have or hereafter acquire under any statute, provision of these Articles, agreement, vote of shareholders or disinterested Directors or otherwise.

156.

The Company may purchase and maintain insurance on behalf of any Indemnified Person against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Company would have the power to indemnify him or her against such liability under the provisions of the Companies Act.

157.

The Company’s obligation, if any, to indemnify or advance expenses to any Person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity shall be reduced by any amount such Person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

158.

Subject to the terms of any provision of these Articles or agreement between the Company and any Director, Officer, employee or agent respecting indemnification and advancement of expenses, the rights to indemnification and to prepayment of expenses provided by, or granted pursuant to, this Indemnity shall continue notwithstanding that the Indemnified Person has ceased to be a Director, Officer, employee or agent of the Company and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributees of such Indemnified Person.

159.

Neither any amendment nor repeal of Article 150, Article 151, Article 152, Article 153, Article 154, Article 155, Article 156, Article 157, Article 158 or this Article 159 (collectively, the “Indemnity”), nor the adoption by amendment of these Articles of any provision inconsistent with the Indemnity, shall eliminate or reduce the effect of the Indemnity in respect of any matter occurring, or any action or proceeding accruing or arising (or that, but for the Indemnity, would accrue or arise) prior to such amendment or repeal or adoption of an inconsistent provision.

NON-RECOGNITION OF TRUSTS

160.

Subject to the proviso hereto, no Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register; provided, that notwithstanding the foregoing, the Company shall be entitled to recognise any such interests as shall be determined by the Board of Directors.

40

WINDING UP

161.	If the Company shall be wound up the liquidator shall apply the assets of the Company in such manner and order as they think fit in satisfaction of creditors’ claims.

162.

If the Company shall be wound up, the liquidator may, with the sanction of an Ordinary Resolution divide amongst the Shareholders in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose set such value as they deem fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different Classes. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Shareholders as the liquidator, with the like sanction shall think fit, but so that no Shareholder shall be compelled to accept any assets whereon there is any liability.

AMENDMENT OF ARTICLES OF ASSOCIATION

163.

Subject to the Companies Act, the rights attaching to the various Classes or any other provisions of these Articles, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

CLOSING OF REGISTER OR FIXING RECORD DATE

164.

For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Board of Directors may, by any means in accordance with the requirements of any Designated Stock Exchange, the Commission and/or any competent regulatory authority, provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case 40 days. If the Register shall be so closed for the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders the Register shall be so closed for at least 10 days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register.

165.

In lieu of or apart from closing the Register, the Board of Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Board of Directors may, at or within 90 days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

166.

If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of

41

Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article 166, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

167.

The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article 167, the Board of Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

MERGERS AND CONSOLIDATION

168.	The Company may merge or consolidate in accordance with the Companies Act.

169.	To the extent required by the Companies Act, the Company may by Special Resolution resolve to merge or consolidate the Company.

DISCLOSURE

170.

The Board of Directors, or any authorised service providers (including the Officers, the Secretary and the registered office agent of the Company), shall be entitled to disclose to any regulatory or judicial authority, or to any stock exchange on which the Shares may from time to time be listed, any information regarding the affairs of the Company including, without limitation, information contained in the Register and books of the Company.

EXCLUSIVE FORUM

171.

To the fullest extent permitted by law, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Specified Court”) shall be the sole and exclusive forum for any Shareholder (including a Beneficial Owner) to bring (a) any derivative action or proceeding brought on behalf of the Company, (b) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former Director, Officer or other employee, agent or Shareholder to the Company or to the Shareholders, (c) any action, suit or proceeding asserting a claim against the Company, its current or former Directors, Officers, or employees, agents or shareholders arising pursuant to any provision of the Companies Act or these Articles, or (d) any action, suit or proceeding asserting a claim against the Company, its current or former Directors, Officers, or employees, agents or Shareholders governed by the internal affairs doctrine. If any action the subject matter of which is within the scope of this Article 171 is filed in a court other than the Specified Court (a “Foreign Action”) by any Shareholder (including any Beneficial Owner), to the fullest extent permitted by law, such Shareholder shall be deemed to have consented to: (i) the personal jurisdiction of the Specified Court in connection with any action

42

brought in any such court to enforce this Article 171; and (ii) having service of process made upon such Shareholder in any such action by service upon such Shareholder’s counsel in the Foreign Action as agent for such Shareholder.

172.

Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by the Companies Act or these Articles, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

173.

To the fullest extent permitted by law, any Person purchasing or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to the provisions of Article 171 and Article 172.

GENERAL

174.

If any provision or provisions of these Articles shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of these Articles (including, without limitation, each portion of any section or paragraph of these Articles containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by the Companies Act or these Articles, in any way be affected or impaired thereby.

CERTAIN TAX FILINGS

175.

Each Tax Filing Authorised Person and any such other Person, acting alone, as any Director shall designate from time to time, are authorised to file tax forms SS-4, W-8 BEN, W-8 IMY, W-9, 8832 and 2553 and such other similar tax forms as are customary to file with any U.S. state or federal governmental authorities or foreign governmental authorities in connection with the formation, activities and/or elections of the Company and such other tax forms as may be approved from time to time by any Director or Officer. The Company further ratifies and approves any such filing made by any Tax Filing Authorised Person or such other Person prior to the date of these Articles.

43

Exhibit J

Form of Surviving Corporation A&R Articles

(See attached)

Exhibit J

THE COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

BTH MERGER SUB LIMITED

(ADOPTED BY SPECIAL RESOLUTION DATED [●])

THE COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

BTH MERGER SUB LIMITED

(ADOPTED BY SPECIAL RESOLUTION DATED [●])

1.	The name of the company is BTH Merger Sub Limited (the “Company”).

2.

The registered office of the Company will be situated at the offices of Paget-Brown Trust Company Ltd., Century Yard, Cricket Square, P.O. Box 1111, George Town, Grand Cayman KY1-1102, Cayman Islands or at such other location as the Directors may from time to time determine.

3.

The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Act (as amended) of the Cayman Islands (the “Companies Act”).

4.

The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by Section 27(2) of the Companies Act.

5.

The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.	The liability of the shareholders of the Company is limited to the amount, if any, unpaid on the shares respectively held by them.

7.

The authorised share capital of the Company is US$[●] divided into [●] shares with a nominal or par value of US$[●] each provided always that subject to the Companies Act and the Articles of Association the Company shall have power to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.	The Company may exercise the power contained in Section 206 of the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

1

THE COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

BTH MERGER SUB LIMITED

(ADOPTED BY SPECIAL RESOLUTION DATED [●])

i

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS	14

DIRECTORS	15

ALTERNATE DIRECTOR	15

POWERS AND DUTIES OF DIRECTORS	15

BORROWING POWERS OF DIRECTORS	17

THE SEAL	17

DISQUALIFICATION OF DIRECTORS	18

PROCEEDINGS OF DIRECTORS	18

DIVIDENDS	20

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION	21

CAPITALISATION OF RESERVES	22

SHARE PREMIUM ACCOUNT	23

NOTICES	23

INDEMNITY	24

NON-RECOGNITION OF TRUSTS	25

WINDING UP	25

AMENDMENT OF ARTICLES OF ASSOCIATION	26

CLOSING OF REGISTER OR FIXING RECORD DATE	26

REGISTRATION BY WAY OF CONTINUATION	26

MERGERS AND CONSOLIDATION	27

DISCLOSURE	27

ii

THE COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

BTH MERGER SUB LIMITED

(ADOPTED BY SPECIAL RESOLUTION DATED [●])

TABLE A

The Regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Act shall not apply to BTH Merger Sub Limited (the “Company”) and the following Articles shall comprise the Articles of Association of the Company.

INTERPRETATION

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“Articles” means these articles of association of the Company, as amended or substituted from time to time.

“Branch Register” means any branch Register of such category or categories of Members as the Company may from time to time determine.

“Class” or “Classes” means any class or classes of Shares as may from time to time be issued by the Company.

“Companies Act” means the Companies Act (as amended) of the Cayman Islands.

“Directors” means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof.

“Memorandum of Association” means the memorandum of association of the Company, as amended or substituted from time to time.

“Office” means the registered office of the Company as required by the Companies Act.

“Officers” means the officers for the time being and from time to time of the Company.

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“Ordinary Resolution” means a resolution:

(a)

passed by a simple majority of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled; or

(b)

approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed.

“paid up” means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up.

“Person” means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires, other than in respect of a Director or Officer in which circumstances Person shall mean any person or entity permitted to act as such in accordance with the laws of the Cayman Islands.

“Principal Register”, where the Company has established one or more Branch Registers pursuant to the Companies Act and these Articles, means the Register maintained by the Company pursuant to the Companies Act and these Articles that is not designated by the Directors as a Branch Register.

“Register” means the register of Members of the Company required to be kept pursuant to the Companies Act and includes any Branch Register(s) established by the Company in accordance with the Companies Act.

“Seal” means the common seal of the Company (if adopted) including any facsimile thereof.

“Secretary” means any Person appointed by the Directors to perform any of the duties of the secretary of the Company.

“Share” means a share in the capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share.

“Shareholder” or “Member” means a Person who is registered as the holder of Shares in the Register and includes each subscriber to the Memorandum of Association pending entry in the Register of such subscriber.

“Share Premium Account” means the share premium account established in accordance with these Articles and the Companies Act.

2

“signed” means bearing a signature or representation of a signature affixed by mechanical means.

“Special Resolution” means a special resolution of the Company passed in accordance with the Companies Act, being a resolution:

(a)

passed by a majority of not less than two-thirds of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled; or

(b)

approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed.

“Treasury Shares” means Shares that were previously issued but were purchased, redeemed, surrendered or otherwise acquired by the Company and not cancelled.

2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)	reference to a dollar or dollars or USD (or $) and to a cent or cents is reference to dollars and cents of the United States of America;

(e)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)

reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case;

(g)

reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing or partly one and partly another; and

3

(h)	Sections 8 and 19(3) of the Electronic Transactions Act (As Amended) of the Cayman Islands shall not apply to these Articles or to any notices issued in connection herewith.

3.	Subject to the preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	The business of the Company may be commenced at any time after incorporation.

5.

The Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.

The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortised over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.

The Directors shall keep, or cause to be kept, the Register at such place or (subject to compliance with the Companies Act and these Articles) places as the Directors may from time to time determine. In the absence of any such determination, the Register shall be kept at the Office. The Directors may keep, or cause to be kept, one or more Branch Registers as well as the Principal Register in accordance with the Companies Act, provided always that a duplicate of such Branch Register(s) shall be maintained with the Principal Register in accordance with the Companies Act.

SHARES

8.	Subject to these Articles, all Shares for the time being unissued shall be under the control of the Directors who may:

(a)	issue, allot and dispose of the same to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine; and

(b)	grant options with respect to such Shares and issue warrants or similar instruments with respect thereto;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued.

9.

The Directors, or the Shareholders by Ordinary Resolution, may authorise the division of Shares into any number of Classes and sub-classes and the different Classes and sub-classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or the Shareholders by Ordinary Resolution.

4

10.

The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of their subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

MODIFICATION OF RIGHTS

12.

Whenever the capital of the Company is divided into different Classes (and as otherwise determined by the Directors) the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class only be materially adversely varied or abrogated with the consent in writing of the holders of not less than two-thirds of the issued Shares of the relevant Class, or with the sanction of a resolution passed at a separate meeting of the holders of the Shares of such Class by a majority of two-thirds of the votes cast at such a meeting. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons at least holding or representing by proxy one-third in nominal or par value amount of the issued Shares of the relevant Class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one vote for each Share of the Class held by them. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes. The Directors may vary the rights attaching to any Class without the consent or approval of Shareholders provided that the rights will not, in the determination of the Directors, be materially adversely varied or abrogated by such action.

13.

The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially adversely varied or abrogated by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any Class by the Company.

CERTIFICATES

14.	No Person shall be entitled to a certificate for any or all of their Shares, unless the Directors shall determine otherwise.

5

FRACTIONAL SHARES

15.

The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

LIEN

16.

The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share (whether or not fully paid) registered in the name of a Person indebted or under liability to the Company (whether they are the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by them or their estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it.

17.

The Company may sell, in such manner as the Directors may determine, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of their death or bankruptcy.

18.

For giving effect to any such sale the Directors may authorise some Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and they shall not be bound to see to the application of the purchase money, nor shall their title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

19.

The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

20.

The Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares.

6

21.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

22.

If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

23.

The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

24.

The Directors may make arrangements on the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

25.

The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by them, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors.

FORFEITURE OF SHARES

26.

If a Shareholder fails to pay any call or instalment of a call in respect of any Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on them requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

27.

The notice shall name a further day (not earlier than the expiration of fourteen days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the Shares in respect of which the call was made will be liable to be forfeited.

28.

If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

29.

A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

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30.

A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by them to the Company in respect of the Shares forfeited, but their liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

31.

A statutory declaration in writing that the declarant is a Director, and that a Share has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

32.

The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share, and shall not be bound to see to the application of the purchase money, if any, nor shall their title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

33.

The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

34.

The instrument of transfer of any Share shall be in any usual or common form or such other form as the Directors may determine and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

35.	Subject to the terms of issue thereof, the Directors may determine to decline to register any transfer of Shares without assigning any reason therefor.

36.	The registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine.

37.

All instruments of transfer that are registered shall be retained by the Company, but any instrument of transfer that the Directors decline to register shall (except in any case of fraud) be returned to the Person depositing the same.

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TRANSMISSION OF SHARES

38.

The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased holder of the Share, shall be the only Person recognised by the Company as having any title to the Share.

39.

Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered themself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

40.

A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which they would be entitled if they were the registered Shareholder, except that they shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company.

ALTERATION OF SHARE CAPITAL

41.	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe.

42.	The Company may by Ordinary Resolution:

(a)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(b)	convert all or any of its paid up Shares into stock and reconvert that stock into paid up Shares of any denomination;

(c)

subdivide its existing Shares, or any of them into Shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(d)

cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

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43.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by law and/or amend the name of the Company.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

44.	Subject to the Companies Act, the Company may:

(a)	issue Shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Shareholder on such terms and in such manner as the Directors may determine;

(b)	purchase its own Shares (including any redeemable Shares) on such terms and in such manner as the Directors may determine and agree with the Shareholder;

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Companies Act, including out of its capital; and

(d)	accept the surrender for no consideration of any paid up Share (including any redeemable Share) on such terms and in such manner as the Directors may determine.

45.

Any Share in respect of which notice of redemption has been given shall not be entitled to participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the notice of redemption.

46.	The redemption, purchase or surrender of any Share shall not be deemed to give rise to the redemption, purchase or surrender of any other Share.

47.

The Directors may when making payments in respect of redemption or purchase of Shares, if authorised by the terms of issue of the Shares being redeemed or purchased or with the agreement of the holder of such Shares, make such payment either in cash or in specie including, without limitation, interests in a special purpose vehicle holding assets of the Company or holding entitlement to the proceeds of assets held by the Company or in a liquidating structure.

TREASURY SHARES

48.

Shares that the Company purchases, redeems or acquires (by way of surrender or otherwise) may, at the option of the Company, be cancelled immediately or held as Treasury Shares in accordance with the Companies Act. In the event that the Directors do not specify that the relevant Shares are to be held as Treasury Shares, such Shares shall be cancelled.

49.

No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to members on a winding up) may be declared or paid in respect of a Treasury Share.

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50.	The Company shall be entered in the Register as the holder of the Treasury Shares provided that:

(a)	the Company shall not be treated as a member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void;

(b)

a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Companies Act, save that an allotment of Shares as fully paid bonus shares in respect of a Treasury Share is permitted and Shares allotted as fully paid bonus shares in respect of a treasury share shall be treated as Treasury Shares.

51.	Treasury Shares may be disposed of by the Company on such terms and conditions as determined by the Directors.

GENERAL MEETINGS

52.	The Directors may, whenever they think fit, convene a general meeting of the Company.

53.

The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason at any time prior to the time for holding such meeting or, if the meeting is adjourned, the time for holding such adjourned meeting. The Directors shall give Shareholders notice in writing of any cancellation or postponement. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

54.

General meetings shall also be convened on the requisition in writing of any Shareholder or Shareholders entitled to attend and vote at general meetings of the Company holding at least ten percent of the paid up voting share capital of the Company deposited at the Office specifying the objects of the meeting by notice given no later than 21 days from the date of deposit of the requisition signed by the requisitionists, and if the Directors do not convene such meeting for a date not later than 45 days after the date of such deposit, the requisitionists themselves may convene the general meeting in the same manner, as nearly as possible, as that in which general meetings may be convened by the Directors, and all reasonable expenses incurred by the requisitionists as a result of the failure of the Directors to convene the general meeting shall be reimbursed to them by the Company.

55.

If at any time there are no Directors, any two Shareholders (or if there is only one Shareholder then that Shareholder) entitled to vote at general meetings of the Company may convene a general meeting in the same manner as nearly as possible as that in which general meetings may be convened by the Directors.

NOTICE OF GENERAL MEETINGS

56.	At least seven clear days’ notice in writing counting from the date service is deemed to take place as provided in these Articles specifying the place, the day and the hour of the meeting and the

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general nature of the business, shall be given in the manner hereinafter provided or in such other manner (if any) as may be prescribed by the Company by Ordinary Resolution to such Persons as are, under these Articles, entitled to receive such notices from the Company, but with the consent of all the Shareholders entitled to receive notice of some particular meeting and attend and vote thereat, that meeting may be convened by such shorter notice or without notice and in such manner as those Shareholders may think fit.

57.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

58.

All business carried out at a general meeting shall be deemed special with the exception of sanctioning a dividend, the consideration of the accounts, balance sheets, any report of the Directors or of the Company’s auditors, and the fixing of the remuneration of the Company’s auditors. No special business shall be transacted at any general meeting without the consent of all Shareholders entitled to receive notice of that meeting unless notice of such special business has been given in the notice convening that meeting.

59.

No business shall be transacted at any general meeting unless a quorum of Shareholders is present at the time when the meeting proceeds to business. Save as otherwise provided by these Articles, one or more Shareholders holding at least a majority of the paid up voting share capital of the Company present in person or by proxy and entitled to vote at that meeting shall form a quorum.

60.

If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Shareholder or Shareholders present and entitled to vote shall form a quorum.

61.

If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, participation in any general meeting of the Company may be by means of a telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

62.	The chair, if any, of the Directors shall preside as chair at every general meeting of the Company.

63.

If there is no such chair, or if at any general meeting they are not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chair, any Director or Person nominated by the Directors shall preside as chair, failing which the Shareholders present in person or by proxy shall choose any Person present to be chair of that meeting.

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64.	The chair may adjourn a meeting from time to time and from place to place either:

(a)	with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting); or

(b)	without the consent of such meeting if, in their sole opinion, they consider it necessary to do so to:

(i)	secure the orderly conduct or proceedings of the meeting; or

(ii)	give all persons present in person or by proxy and having the right to speak and / or vote at such meeting, the ability to do so,

but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen days or more, notice of the adjourned meeting shall be given in the manner provided for the original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

65.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chair or one or more Shareholders present in person or by proxy entitled to vote, and unless a poll is so demanded, a declaration by the chair that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

66.	If a poll is duly demanded it shall be taken in such manner as the chair directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

67.

In the case of an equality of votes, whether on a show of hands or on a poll, the chair of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

68.

A poll demanded on the election of a chair of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chair of the meeting directs.

VOTES OF SHAREHOLDERS

69.

Subject to any rights and restrictions for the time being attached to any Share, on a show of hands every Shareholder present in person and every Person representing a Shareholder by proxy shall, at a general meeting of the Company, each have one vote and on a poll every Shareholder and every Person representing a Shareholder by proxy shall have one vote for each Share of which they or the Person represented by proxy is the holder.

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70.

In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

71.

A Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote in respect of Shares carrying the right to vote held by them, whether on a show of hands or on a poll, by their committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person, may vote in respect of such Shares by proxy.

72.

No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by them in respect of Shares carrying the right to vote held by them have been paid.

73.	On a poll votes may be given either personally or by proxy.

74.

The instrument appointing a proxy shall be in writing under the hand of the appointor or of their attorney duly authorised in writing or, if the appointor is a corporation, either under Seal or under the hand of an Officer or attorney duly authorised. A proxy need not be a Shareholder.

75.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

76.

The instrument appointing a proxy shall be deposited at the Office or at such other place as is specified for that purpose in the notice convening the meeting no later than the time for holding the meeting or, if the meeting is adjourned, the time for holding such adjourned meeting.

77.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

78.

A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

79.

Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which they represent as that corporation could exercise if it were an individual Shareholder or Director.

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DIRECTORS

80.

The name(s) of the first Director(s) shall either be determined in writing by a majority (or in the case of a sole subscriber that subscriber) of, or elected at a meeting of, the subscribers of the Memorandum of Association.

81.	The Company may by Ordinary Resolution appoint any Person to be a Director.

82.	Subject to these Articles, a Director shall hold office until such time as they are removed from office by Ordinary Resolution.

83.

The Company may by Ordinary Resolution from time to time fix the maximum and minimum number of Directors to be appointed but unless such numbers are fixed as aforesaid the minimum number of Directors shall be one and the maximum number of Directors shall be unlimited.

84.	The remuneration of the Directors may be determined by the Directors or by Ordinary Resolution.

85.	There shall be no shareholding qualification for Directors unless determined otherwise by Ordinary Resolution.

86.

The Directors shall have power at any time and from time to time to appoint any Person to be a Director, either as a result of a casual vacancy or as an additional Director, subject to the maximum number (if any) imposed by Ordinary Resolution.

ALTERNATE DIRECTOR

87.

Any Director may in writing appoint another Person to be their alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be authorised to sign such written resolutions where they have been signed by the appointing Director, and to act in such Director’s place at any meeting of the Directors. Every such alternate shall be entitled to attend and vote at meetings of the Directors as the alternate of the Director appointing them and where they are Director to have a separate vote in addition to their own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by them. Such alternate shall not be an Officer solely as a result of their appointment as an alternate other than in respect of such times as the alternate acts as a Director. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing them and the proportion thereof shall be agreed between them.

POWERS AND DUTIES OF DIRECTORS

88.

Subject to the Companies Act, these Articles and to any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company.

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No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

89.

The Directors may from time to time appoint any Person, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, the office of president, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any Person so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases from any cause to be a Director, or if the Company by Ordinary Resolution resolves that their tenure of office be terminated.

90.

The Directors may appoint any Person to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

91.

The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

92.

The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory (any such person being an “Attorney” or “Authorised Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in them.

93.

The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

94.

The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any Person to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such Person.

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95.

The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any Person so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

96.	Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

97.

The Directors may agree with a Shareholder to waive or modify the terms applicable to such Shareholder’s subscription for Shares without obtaining the consent of any other Shareholder; provided that such waiver or modification does not amount to a variation or abrogation of the rights attaching to the Shares of such other Shareholders.

98.

The Directors shall have the authority to present a winding up petition on behalf of the Company on the grounds that the Company is unable to pay its debts within the meaning of section 93 of the Companies Act or where a winding up petition has been presented, apply on behalf of the Company, for the appointment of a provisional liquidator without the sanction of a resolution passed by the Company at a general meeting.

BORROWING POWERS OF DIRECTORS

99.

The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, or to otherwise provide for a security interest to be taken in such undertaking, property or uncalled capital, and to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

100.

The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

101.

The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person

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or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

102.

Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

DISQUALIFICATION OF DIRECTORS

103.	The office of Director shall be vacated, if the Director:

(a)	becomes bankrupt or makes any arrangement or composition with their creditors;

(b)	dies or is found to be or becomes of unsound mind;

(c)	resigns their office by notice in writing to the Company;

(d)	is removed from office by Ordinary Resolution;

(e)	is removed from office by notice addressed to them at their last known address and signed by all of their co-Directors (not being less than two in number); or

(f)	is removed from office pursuant to any other provision of these Articles.

PROCEEDINGS OF DIRECTORS

104.

The Directors may meet together (either within or outside the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chair shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

105.

A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

106.

The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed, if there be two or more Directors the quorum shall be two, and if there be one Director the quorum shall be one. A Director represented by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

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107.

A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of their interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that they are to be regarded as interested in any contract or other arrangement which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that they may be interested therein and if they do so their vote shall be counted and they may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

108.

A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with their office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by their office from contracting with the Company either with regard to their tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding their interest, may be counted in the quorum present at any meeting of the Directors whereat such Director or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and they may vote on any such appointment or arrangement.

109.

Any Director may act by themselves or their firm in a professional capacity for the Company, and they or their firm shall be entitled to remuneration for professional services as if they were not a Director; provided that nothing herein contained shall authorise a Director or their firm to act as auditor to the Company.

110.	The Directors shall cause minutes to be made in books or loose-leaf folders provided for the purpose of recording:

(a)	all appointments of Officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

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111.

When the chair of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

112.

A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of their appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or their duly appointed alternate.

113.

The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

114.

The Directors may elect a chair of their meetings and determine the period for which they are to hold office but if no such chair is elected, or if at any meeting the chair is not present within fifteen minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chair of the meeting.

115.

Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chair of its meetings. If no such chair is elected, or if at any meeting the chair is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chair of the meeting.

116.

A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chair shall have a second or casting vote.

117.

All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

DIVIDENDS

118.

Subject to any rights and restrictions for the time being attached to any Shares, or as otherwise provided for in the Companies Act and these Articles, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

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119.

Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

120.

The Directors may determine, before recommending or declaring any dividend, to set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds may be properly applied and pending such application may, at the determination of the Directors, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit.

121.

Any dividend may be paid in any manner as the Directors may determine. If paid by cheque it will be sent through the post to the registered address of the Shareholder or Person entitled thereto, or in the case of joint holders, to any one of such joint holders at their registered address or to such Person and such address as the Shareholder or Person entitled, or such joint holders as the case may be, may direct. Every such cheque shall be made payable to the order of the Person to whom it is sent or to the order of such other Person as the Shareholder or Person entitled, or such joint holders as the case may be, may direct.

122.

The Directors when paying dividends to the Shareholders in accordance with the foregoing provisions of these Articles may make such payment either in cash or in specie and may determine the extent to which amounts may be withheld therefrom (including, without limitation, any taxes, fees, expenses or other liabilities for which a Shareholder (or the Company, as a result of any action or inaction of the Shareholder) is liable).

123.

Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares.

124.	If several Persons are registered as joint holders of any Share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the Share.

125.	No dividend shall bear interest against the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

126.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

127.	The books of account shall be kept at the Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

128.	The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of

21

them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by law or authorised by the Directors or by Ordinary Resolution.

129.

The accounts relating to the Company’s affairs shall only be audited if the Directors so determine, in which case the accounting principles will be determined by the Directors. The financial year of the Company shall end on 31 December of each year or such other date as the Directors may determine.

130.

The Directors in each year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALISATION OF RESERVES

131.	Subject to the Companies Act and these Articles, the Directors may:

(a)

resolve to capitalise an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(b)

appropriate the sum resolved to be capitalised to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)

make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

22

(d)	authorise a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)	the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)

the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to any of the actions contemplated by this Article.

SHARE PREMIUM ACCOUNT

132.

The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

133.

There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the determination of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

NOTICES

134.

Any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it airmail or air courier service in a prepaid letter addressed to such Shareholder at their address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

135.

Any Shareholder present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

136.	Any notice or other document, if served by:

(a)	post, shall be deemed to have been served five clear days after the time when the letter containing the same is posted;

23

(b)

facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

(d)	electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

137.

Any notice or document delivered or sent in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of their death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless their name shall at the time of the service of the notice or document, have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under them) in the Share.

138.	Notice of every general meeting of the Company shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for their death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

INDEMNITY

139.

Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other Officer (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless out of the assets and funds of the Company against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, wilful default or actual fraud as determined by a court of competent jurisdiction, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of their duties, powers, authorities or discretions,

24

including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

140.	No Indemnified Person shall be liable:

(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or Officer or agent of the Company; or

(b)	for any loss on account of defect of title to any property of the Company; or

(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)	for any loss incurred through any bank, broker or other similar Person; or

(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)

for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, wilful default or actual fraud as determined by a court of competent jurisdiction.

NON-RECOGNITION OF TRUSTS

141.

Subject to the proviso hereto, no Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register, provided that, notwithstanding the foregoing, the Company shall be entitled to recognise any such interests as shall be determined by the Directors.

WINDING UP

142.	If the Company shall be wound up the liquidator shall apply the assets of the Company in such manner and order as they think fit in satisfaction of creditors’ claims.

143.

If the Company shall be wound up, the liquidator may, with the sanction of an Ordinary Resolution divide amongst the Shareholders in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose

25

set such value as they deem fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different Classes. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Shareholders as the liquidator, with the like sanction shall think fit, but so that no Shareholder shall be compelled to accept any assets whereon there is any liability.

AMENDMENT OF ARTICLES OF ASSOCIATION

144.	Subject to the Companies Act and the rights attaching to the various Classes, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

CLOSING OF REGISTER OR FIXING RECORD DATE

145.

For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case 40 days. If the Register shall be so closed for the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders the Register shall be so closed for at least ten days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register.

146.

In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within 90 days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

147.

If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

148.

The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article,

26

the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

MERGERS AND CONSOLIDATION

149.	The Company may merge or consolidate in accordance with the Companies Act.

150.	To the extent required by the Companies Act, the Company may by Special Resolution resolve to merge or consolidate the Company.

DISCLOSURE

151.

The Directors, or any authorised service providers (including the Officers, the Secretary and the registered office agent of the Company), shall be entitled to disclose to any regulatory or judicial authority, or to any stock exchange on which the Shares may from time to time be listed, any information regarding the affairs of the Company including, without limitation, information contained in the Register and books of the Company.

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Exhibit 2.2

Scheme implementation deed

Investcorp AI Acquisition Corp.

Bigtincan Holdings Limited

Bigtincan Limited

BTH Merger Sub Limited

Contents		Page

1	Defined terms and interpretation	1

2	Agreement to propose Scheme	2

3	Conditions precedent and pre-implementation steps	2

4	Scheme and Scheme Consideration	12

5	Implementation	21

6	Conduct of business and transitional matters	30

7	Board recommendation	43

8	Representations and warranties	45

9	Exclusivity	47

10	BTH Break Fee	52

11	SPAC Break Fee	55

12	Termination	57

13	Releases	60

14	Confidentiality and Public Announcement	62

15	Notices	63

16	General	64

Schedule 1 Dictionary		68

Schedule 2 Indicative Timetable		86

Schedule 3 SPAC Warranties		87

Schedule 4 Pubco Warranties		96

Schedule 5 BTH Warranties		99

Schedule 6 Scheme of arrangement		109

Schedule 7 Deed Poll		110

Execution page		112

Gilbert + Tobin

Date: 21 October 2024

Parties

1	Bigtincan Holdings Limited (ACN 154 944 797) of Level 8, 320 Pitt, Sydney NSW 2000 (BTH)

2	Investcorp AI Acquisition Corp. (a Cayman Islands exempted company) of Century Yard, Cricket Square, Elgin Avenue, PO Box 1111, George Town, Grand Cayman, Cayman Islands KY1-1102 (SPAC)

3	Bigtincan Limited (a Cayman Islands exempted company) of Century Yard, Cricket Square, Elgin Avenue, PO Box 1111, George Town, Grand Cayman, Cayman Islands KY1-1102 (Pubco)

4	BTH Merger Sub Limited (a Cayman Islands exempted company) of Century Yard, Cricket Square, Elgin Avenue, PO Box 1111, George Town, Grand Cayman, Cayman Islands KY1- 1102 (Merger Sub)

The parties agree:

Background

A

The parties have agreed that Pubco will acquire all of the BTH Shares by way of a scheme of arrangement under Part 5.1 of the Corporations Act between BTH and BTH Shareholders, and that SPAC will merge with Merger Sub (which is a subsidiary of Pubco).

B	The parties have agreed to propose and, if approved, to implement the Scheme on the terms and conditions set out in this deed.

1	Defined terms and interpretation

1.1	Definitions in the Dictionary

A term or expression starting with a capital letter:

(a)	which is defined in the Dictionary in Schedule 1, has the meaning given to it in the Dictionary;

(b)	which is defined in the Corporations Act, but is not defined in the Dictionary, has the meaning given to it in the Corporations Act; and

(c)	which is defined in the GST Law, but is not defined in the Dictionary or the Corporations Act, has the meaning given to it in the GST Law.

1.2	Interpretation

The interpretation clause in Schedule 1 sets out rules of interpretation for this deed.

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2	Agreement to propose Scheme

2.1	Proposal of Scheme

(a)	BTH will propose and implement the Scheme on and subject to the terms and conditions of this deed.

(b)	Pubco, Merger Sub and SPAC will assist BTH in proposing and implementing the Scheme on and subject to the terms and conditions of this deed.

2.2	SPAC Merger

(a)	The SPAC agrees to propose the SPAC Proposals on and subject to the terms and conditions of this deed and the BCA.

(b)

Immediately prior to implementation of the Scheme, SPAC will merge with Merger Sub (with Merger Sub being the surviving company) and Pubco will issue shares of Pubco to the SPAC Shareholders, pursuant to the terms and conditions of the BCA.

2.3	Timetable

(a)	Subject to clause 2.3(b), the parties must each use reasonable endeavours to:

(i)	comply with their respective obligations under clause 5; and

(ii)	take all necessary steps and exercise all rights necessary to implement the Transaction and the transactions contemplated by the Transaction Documents,

in accordance with the Timetable.

(b)

Failure by a party to meet any timeframe or deadline set out in the Timetable will not constitute a breach of clause 2.1(a) to the extent that such failure is due to circumstances and matters outside the party’s control.

(c)	Each party must keep the other informed about their progress against the Timetable and notify each other if it believes that any of the dates in the Timetable are not achievable.

(d)

To the extent that any of the dates or timeframes set out in the Timetable become not achievable due to matters outside of a party’s control, the parties will consult in good faith to agree to any necessary extension to ensure such matters are completed within the shortest possible timeframe.

3	Conditions precedent and pre-implementation steps

3.1	Conditions to Scheme

Subject to this clause 3, the Scheme will not become Effective, and the respective obligations of the parties in relation to the implementation of the Scheme will not be binding, unless and until each of the following conditions precedent is satisfied or waived (to the extent and in the manner set out in this clause 3):

(a)	(FIRB) either:

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(i)

Pubco has received a written notice under FATA, by or on behalf of the Treasurer of the Commonwealth of Australia, stating that the Commonwealth Government of Australia does not object to the acquisition by Pubco of the Scheme Shares pursuant to the Scheme, either unconditionally or on terms that SPAC and Pubco consider to be acceptable (acting reasonably); or

(ii)

the Treasurer of the Commonwealth of Australia becomes precluded from making an order under Division 2 of Part 3 of the FATA in relation to the acquisition by Pubco of the Scheme Shares pursuant to the Scheme and the acquisition by Pubco of the Scheme Shares is not prohibited under the FATA; or

(iii)

if an interim order is made under FATA in respect of the acquisition by Pubco of the Scheme Shares, the subsequent period for making a final order prohibiting the acquisition of the Scheme Shares by Pubco elapses without a final order being made;

(b)

(Restraints) no (i) law, statute, ordinance, regulation, rule, temporary restraining order, preliminary or permanent injunction or other judgment, order or decree or other legal restraint or prohibition issued by any Court of competent jurisdiction or Government Agency or (ii) action or investigation commenced by any Government Agency of its own volition that remains pending, in each case, which prevents or restricts the Scheme or completion of the Transaction, is in effect at 8:00am on the Second Court Date;

(c)	(BTH Shareholder approval) the Scheme is approved by BTH Shareholders at the Scheme Meeting by the majorities required under section 411(4)(a)(ii) of the Corporations Act;

(d)

(Court approval) the Scheme is approved by the Court in accordance with section 411(4)(b) of the Corporations Act (either unconditionally and without modification or with modifications or conditions consented to by SPAC and Pubco in accordance with clause 4.10);

(e)	(No BTH Prescribed Occurrence) no BTH Prescribed Occurrence occurs between (and including) the date of this deed and 8:00am on the Second Court Date;

(f)	(No SPAC Prescribed Occurrence) No SPAC Prescribed Occurrence occurs between (and including) the date of this deed and 8:00am on the Second Court Date;

(g)

(No Pubco Prescribed Occurrence or Merger Sub Prescribed Occurrence) No Pubco Prescribed Occurrence or Merger Sub Prescribed Occurrence occurs between (and including) the date of this deed and 8:00am on the Second Court Date;

(h)

(No BTH Material Adverse Change) no BTH Material Adverse Change has occurred between (and including) the date of this deed and 8:00am on the Second Court Date that is continuing as of 8:00am on the Second Court Date;

(i)

(No SPAC Material Adverse Change) no SPAC Material Adverse Change has occurred between (and including) the date of this deed and 8:00am on the Second Court Date that is continuing as of 8:00am on the Second Court Date;

(j)

(No Pubco Material Adverse Change or Merger Sub Material Adverse Change) no Pubco Material Adverse Change or Merger Sub Material Adverse Change has occurred between (and including) the date of this deed and 8:00am on the Second Court Date that is continuing as of 8:00am on the Second Court Date;

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(k)

(Independent Expert’s Report) the Independent Expert provides an Independent Expert’s Report to BTH stating that, in its opinion, the Scheme is in the best interests of BTH Shareholders, on or before the date on which the Scheme Booklet is registered with ASIC under the Corporations Act, and the Independent Expert does not change or withdraw this conclusion prior to 8:00am on the Second Court Date;

(l)	(SPAC Shareholder Approval) approval of the SPAC Proposals by SPAC Shareholders by the requisite affirmative vote in accordance with the SPAC Articles and the Cayman Companies Act;

(m)

(Registration Statement) the Registration Statement has been declared effective under the Securities Act and has not been the subject of any stop order that has not been withdrawn or revoked and no proceedings for the purposes of obtaining a stop order will have been initiated or threatened by the SEC and not withdrawn by 8:00am on the Second Court Date;

(n)	(BCA) at 8:00am on the Second Court Date, the BCA has not been terminated or rescinded and has otherwise not ceased to have effect in accordance with its terms;

(o)

(ATO Ruling) before 5.00pm on the Business Day before the Second Court Date, BTH has received a draft copy of the ATO Ruling from the Australian Tax Office in a form acceptable to BTH (acting reasonably);

(p)

(Equity Incentives) BTH has taken all necessary steps by 8.00am on the Second Court date to ensure that, no later than the Scheme Record Date, there are no BTH Equity Incentives in existence, as contemplated in clause 4.9;

(q)	(Nasdaq) before 8:00am on the Second Court Date, the New Pubco Shares to be issued pursuant to this Scheme have been approved for listing on Nasdaq, subject only to official notice of issuance;

(r)

(BTH Compliance with Covenants) Each of the covenants and obligations of BTH set forth in this deed or in the BCA to be performed or complied with as of or prior to 8:00am on the Second Court Date shall have performed and complied with in all material respects;

(s)

(SPAC Compliance with Covenants) Each of the covenants and obligations of SPAC set forth in this deed or in the BCA to be performed or complied with as of or prior to 8:00am on the Second Court Date shall have performed and complied with in all material respects;

(t)

(Pubco and Merger Sub Compliance with Covenants) Each of the covenants and obligations of Pubco and Merger Sub set forth in this deed or in the BCA to be performed or complied with as of or prior to 8:00am on the Second Court Date shall have performed and complied with in all material respects;

(u)	(BTH Warranties):

(i)

the BTH Warranties contained in paragraphs (a) (Status), (b) (Power and corporate authorisations), (c) (Documents binding), (j) (Capital structure) and (n) (Brokers) of Schedule 5 shall be true and correct (without giving effect to any limitation as to “materiality” or “BTH Material Adverse Change” set forth therein) in all material respects as at the date of this deed and as at 8:00am on the Second Court Date (or if a representation or warranty is expressed to be operative as at any other date, as at that date); and

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(ii)

all other BTH Warranties contained in Schedule 5 shall be true and correct (without giving effect to any limitation as to “materiality” or “BTH Material Adverse Change” set forth therein) as at the date of this deed and as at 8:00am on the Second Court Date (or if a representation or warranty is expressed to be operative as at any other date, as at that date), except where the failure of such representations and warranties to be true and correct has not had and would not be reasonably be expected to have a BTH Material Adverse Change;

(v)	(SPAC Warranties):

(i)

the SPAC Warranties contained in paragraphs (a) (Status), (b) (Power and corporate authorisation), (c) (Documents binding) and (q) (SPAC issued capital), (r) (Capitalisation) and (gg) (Brokers) of Schedule 3 shall be true and correct (without giving effect to any limitation as to “materiality” or “SPAC Material Adverse Change” set forth therein) in all material respects as at the date of this deed and as at 8:00am on the Second Court Date (or if a representation or warranty is expressed to be operative as at any other date, as at that date); and

(ii)

all other SPAC Warranties contained in Schedule 3 shall be true and correct (without giving effect to any limitation as to “materiality” or “SPAC Material Adverse Change” set forth therein) as at the date of this deed and as at 8:00am on the Second Court Date (or if a representation or warranty is expressed to be operative as at any other date, as at that date), except where the failure of such representations and warranties to be true and correct has not had and would not be reasonably be expected to have a SPAC Material Adverse Change;

(w)	(Pubco and Merger Sub Warranties):

(i)

(A) the Pubco Warranties contained in paragraphs (a) (Status), (b) (Power and corporate authorisation), (c) (Documents binding), (n) (Brokers) and (n) (Capital structure) of Schedule 4 and (B) the representations and warranties of Merger Sub contained in Sections 5.02, 5.04, 5.05 and 5.10 of the BCA, shall be true and correct (without giving effect to any limitation as to “materiality”, “Pubco Material Adverse Change” or “Merger Sub Material Adverse Change” set forth therein) in all material respects as at the date of this deed and as at 8:00am on the Second Court Date (or if a representation or warranty is expressed to be operative as at any other date, as at that date); and

(ii)

(A) all other Pubco Warranties contained in Schedule 4 and (B) all other representations and warranties of Merger Sub contained in Article V of the BCA, shall be true and correct (without giving effect to any limitation as to “materiality”, “Pubco Material Adverse Change” or “Merger Sub Material Adverse Change” set forth therein) as at the date of this deed and as at 8:00am on the Second Court Date (or if a representation or warranty is expressed to be operative as at any other date, as at that date), except where the failure of such representations and warranties to be true and correct has not had and would not be reasonably be expected to have a Pubco Material Adverse Change or a Merger Sub Material Adverse Change; and

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(x)	(AGM resolution) BTH Shareholders passing an ordinary resolution proposed at BTH’s 2024 annual general meeting to the effect that the Transaction contemplated by this deed and the BCA be supported.

3.2	Benefit and waiver of conditions precedent

(a)

The Conditions in clauses 3.1(a) (FIRB), 3.1(c) (BTH shareholder approval), 3.1(d) (Court approval), 3.1(l) (SPAC shareholder approval), 3.1(m) (Registration statement), 3.1(n) (BCA) and 3.1(q) (Nasdaq) cannot be waived.

(b)

The Condition in clause 3.1(b) (Restraints) is for the benefit of both parties and any breach or non-satisfaction of any of it may only be waived in accordance with applicable law and with the written agreement of both parties.

(c)

The Conditions in clauses 3.1(e) (No BTH Prescribed Occurrence), 3.1(h) (No BTH Material Adverse Change), 3.1(u) (BTH Warranties), 3.1(r) (BTH Compliance with Covenants) and 3.1(p) (Equity Incentives) are for the sole benefit of SPAC and any breach or non-satisfaction may only be waived by SPAC (in its absolute discretion) in writing.

(d)

The Conditions in clauses 3.1(f) (No SPAC Prescribed Occurrence), 3.1(g) (No Pubco Prescribed Occurrence or Merger Sub Prescribed Occurrence), 3.1(i) (No SPAC Material Adverse Change), 3.1(j) (No Pubco Material Adverse Change or Merger Sub Material Adverse Change), 3.1(k) (Independent Expert’s Report), 3.1(o) (ATO ruling), 3.1(s) (SPAC Compliance with Covenants), 3.1(t) (Pubco and Merger Sub Compliance with Covenants), 3.1(v) (SPAC Warranties), 3.1(w) (Pubco and Merger Sub Warranties) and 3.1(x) (AGM resolution) are for the sole benefit of BTH and any breach or non-satisfaction may only be waived by BTH (in its absolute discretion) in writing.

(e)	A party entitled to waive the breach or non-satisfaction of a Condition pursuant to this clause 3.2 (either individually or jointly) may do so in its absolute discretion.

(f)

Any waiver of the breach or non-satisfaction of a Condition by a party who is entitled to do so pursuant to this clause 3.2 is only effective if such waiver is given on or prior to 8:00am on the Second Court Date.

(g)	Waiver of a breach or non-fulfilment in respect of one Condition does not constitute:

(i)	a waiver of breach or non-fulfilment of any other Condition resulting from the same event; or

(ii)	a waiver of breach or non-fulfilment of that Condition arising from any other event.

3.3	Best endeavours

(a)

BTH must, to the extent it is within its power to do so, use its best endeavours to satisfy, or procure the satisfaction of, the Conditions in clauses 3.1(c) (BTH Shareholder approval), 3.1(e) (No BTH Prescribed Occurrence), 3.1(h) (No BTH Material Adverse Change), 3.1(o) (ATO ruling), 3.1(p) (Equity Incentives), 3.1(r) (BTH Compliance with Covenants), 3.1(u) (BTH Warranties) and 3.1(x) (AGM resolution) as soon as reasonably practicable after the date of this deed and that they remain satisfied.

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(b)

SPAC must, to the extent it is within its power to do so, use its best endeavours to satisfy, or procure the satisfaction of, the Conditions in clauses 3.1(a) (FIRB), 3.1(f) (No SPAC Prescribed Occurrence), 3.1(i) (No SPAC Material Adverse Change), 3.1(l) (SPAC Shareholder Approval), 3.1(s) (SPAC Compliance with Covenants) and 3.1(v) (SPAC Warranties) as soon as reasonably practicable after the date of this deed and that they remain satisfied.

(c)

Each of Pubco and Merger Sub must, to the extent it is within its power to do so, use its best endeavours to satisfy, or procure the satisfaction of, the Conditions in clause 3.1(g) (No Pubco Prescribed Occurrence or Merger Sub Prescribed Occurrence), 3.1(j) (No Pubco Material Adverse Change or Merger Sub Material Adverse Change), 3.1(t) (Pubco and Merger Sub Compliance with Covenants) and 3.1(w) (Pubco and Merger Sub Warranties) as soon as reasonably practicable after the date of this deed and that they remain satisfied.

(d)	Each party must, to the extent it is within its power to do so, use their respective best endeavours to ensure or procure that:

(i)

the Conditions in clauses 3.1(d) (Court approval), 3.1(k) (Independent Expert’s Report), 3.1(m) (Registration Statement), 3.1(n) (BCA) and 3.1(q) (Nasdaq) are satisfied as soon as reasonably practicable after the date of this deed and remain satisfied and, in respect of the Condition in clause 3.1(b) (Restraints) not triggered; and

(ii)

there is no occurrence within their control that prevents, or would be reasonably likely to prevent, the satisfaction of any Condition (except to the extent such action is required to be taken or procured pursuant to, or is otherwise permitted by, this deed or the Scheme, or is required by law).

(e)

No party will take any action that will or is likely to hinder or prevent the satisfaction of a Condition, except to the extent that such action is required to be done or procured pursuant to, or is otherwise permitted by, this deed or the Scheme, or is required by law.

(f)	BTH will not be in breach of its obligations under clause 3.3(a) or clause 3.3(d) to the extent that it takes an action or omits to take an action:

(i)	as required or expressly permitted to be done or expressly permitted not to be done, by this deed; or

(ii)	which has been consented to in writing by SPAC (such consent not to be unreasonably withheld, conditioned or delayed).

(g)	SPAC will not be in breach of its obligations under clauses 3.3(b) or 3.3(d) to the extent that it takes an action or omits to take an action:

(i)	as required or expressly permitted to be done or expressly permitted not to be done, by this deed; or

(ii)	which has been consented to in writing by BTH (such consent not to be unreasonably withheld, conditioned or delayed).

(h)	Neither Pubco nor Merger Sub will be in breach of its obligations under clauses 3.3(c) or 3.3(d) to the extent that it takes an action or omits to take an action:

(i)	as required or expressly permitted to be done or expressly permitted not to be done, by this deed; or

Gilbert + Tobin	page | 7

(ii)	which has been consented to in writing by BTH and SPAC (such consent not to be unreasonably withheld, conditioned or delayed).

(i)	In respect of the Condition in clause 3.1(b) (Restraints):

(i)

SPAC, Pubco, Merger Sub and BTH must each use their best endeavours to challenge or otherwise seek to release or overturn the applicable law, rule, regulation, restraining order, preliminary or permanent injunction or other preliminary or final decision, order or decree prior to 8:00am on the Second Court Date; and

(ii)

if any restraint contemplated in the Condition Precedent in clause 3.1(b) (Restraints) is in effect at 5.00pm on the Business Day prior to the Second Court Date, SPAC, Pubco, Merger Sub and BTH shall consult with each other (each acting reasonably and in good faith) to consider delaying the Second Court Date and, if applicable, extend the End Date in order to facilitate the satisfaction of the Condition Precedent in clause 3.1(b) (Restraints).

(j)	In respect of the Conditions Precedent in clauses 3.1(e) (No BTH Prescribed Occurrence) and 3.1(h) (No BTH Material Adverse Change), if:

(i)

a BTH Prescribed Occurrence occurs between (and including) the date of this deed and 8:00am on the Second Court Date, the Condition in clause 3.1(e) (No BTH Prescribed Occurrence) will not be taken to have been breached or not satisfied; or

(ii)

a BTH Material Adverse Change occurs between (and including) the date of this deed and 8:00am on the Second Court Date, the Condition Precedent in 3.1(h) (No BTH Material Adverse Change) will not be taken to have been breached or not satisfied, unless:

(iii)

to the extent SPAC is actually aware of the occurrence of a BTH Prescribed Occurrence or a BTH Material Adverse Change (as applicable), SPAC has given written notice to BTH in accordance with clause 3.4, and such notice also sets out all relevant circumstances of the breach to the extent SPAC is actually aware of such circumstances; and

(iv)	BTH has failed to remedy the breach within 10 Business Days (or any shorter period ending at 5.00pm on the Business Day before the Second Court Date) after the date on which such notice is given.

For the avoidance of doubt, if a BTH Prescribed Occurrence or a BTH Material Adverse Change is in existence and has not been remedied as at 5.00pm on the Business Day before the Second Court Date, clauses 3.3(j)(iii) and 3.3(j)(iv) will not apply and SPAC may exercise any rights it has in relation to such events under this deed.

(k)	In respect of the Conditions Precedent in clauses 3.1(f) (No SPAC Prescribed Occurrence) and 3.1(i) (No SPAC Material Adverse Change), if:

(i)

a SPAC Prescribed Occurrence occurs between (and including) the date of this deed and 8:00am on the Second Court Date, the Condition in clause 3.1(f) (No SPAC Prescribed Occurrence) will not be taken to have been breached or not satisfied; or

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(ii)

a SPAC Material Adverse Change occurs between (and including) the date of this deed and 8:00am on the Second Court Date, the Condition Precedent in 3.1(i) (No SPAC Material Adverse Change) will not be taken to have been breached or not satisfied, unless:

(iii)

to the extent BTH is actually aware of the occurrence of a SPAC Prescribed Occurrence or a SPAC Material Adverse Change (as applicable), BTH has given written notice to SPAC in accordance with clause 3.4, and such notice also sets out all relevant circumstances of the breach to the extent BTH is actually aware of such circumstances; and

(iv)	SPAC has failed to remedy the breach within 10 Business Days (or any shorter period ending at 5.00pm on the Business Day before the Second Court Date) after the date on which such notice is given.

For the avoidance of doubt, if a SPAC Prescribed Occurrence or a SPAC Material Adverse Change is in existence and has not been remedied as at 5.00pm on the Business Day before the Second Court Date, clauses 3.3(k)(iii) and 3.3(k)(iv) will not apply and BTH may exercise any rights it has in relation to such events under this deed.

(l)

In respect of the Conditions Precedent in clauses 3.1(g) (No Pubco Prescribed Occurrence or Merger Sub Prescribed Occurrence) and 3.1(j) (No Pubco Material Adverse Change or Merger Sub Material Adverse Change), if:

(i)

a Pubco Prescribed Occurrence or Merger Sub Prescribed Occurrence occurs between (and including) the date of this deed and 8:00am on the Second Court Date, the Condition in clause 3.1(g) (No Pubco Prescribed Occurrence or Merger Sub Prescribed Occurrence) will not be taken to have been breached or not satisfied; or

(ii)

a Pubco Material Adverse Change or Merger Sub Material Adverse Change occurs between (and including) the date of this deed and 8:00am on the Second Court Date, the Condition Precedent in 3.1(j) (No Pubco Material Adverse Change or Merger Sub Material Adverse Change) will not be taken to have been breached or not satisfied, unless:

(iii)

to the extent BTH is actually aware of the occurrence of a Pubco Prescribed Occurrence or Merger Sub Prescribed Occurrence or a Pubco Material Adverse Change or Merger Sub Material Adverse Change (as applicable), BTH has given written notice to Pubco or Merger Sub in accordance with clause 3.4, and such notice also sets out all relevant circumstances of the breach to the extent BTH is actually aware of such circumstances; and

(iv)

Pubco or Merger Sub has failed to remedy the breach within 10 Business Days (or any shorter period ending at 5.00pm on the Business Day before the Second Court Date) after the date on which such notice is given.

For the avoidance of doubt, if a Pubco Prescribed Occurrence or Merger Sub Prescribed Occurrence or a Pubco Material Adverse Change or Merger Sub Material Adverse Change is in existence and has not been remedied as at 5.00pm on the Business Day before the Second Court Date, clauses 3.3(l)(iii) and 3.3(l)(iv)

will not apply and BTH may exercise any rights it has in relation to such events under this deed.

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(m)	Without limiting this clause 3.3 and except to the extent prohibited by a Government Agency, Pubco must:

(i)

promptly (and within 10 Business Days after BTH’s 2024 annual general meeting, provided that the Condition in clause 3.1(x) (AGM resolution) is satisfied (or waived)) apply for FIRB Approval and provide BTH with a copy of the application for FIRB Approval;

(ii)	take all steps it is responsible for as part of the FIRB Approval process, including responding to requests for information promptly;

(iii)

keep BTH informed of progress in relation to FIRB Approval (including in relation to any material matters raised by, or conditions or other arrangements proposed by, or to, any Government Agency in relation to FIRB Approval) and, provided that the parties acknowledge and agree that Pubco has the right in its sole discretion to redact any confidential, commercially sensitive or privileged information contained in any information or documentation provided to BTH pursuant to this clause 3.3(m)(iii), provide BTH with all information reasonably requested in connection with the progress of FIRB Approval; and

(iv)	to the extent practicable, consult with BTH in advance in relation to the progress of obtaining, and all material communications regarding the FIRB Approval,

and BTH must provide Pubco with all assistance and information that it reasonably requests in connection with its application for FIRB Approval.

3.4	Notifications

Each of SPAC, Pubco, Merger Sub and BTH must:

(a)	keep the other parties promptly and reasonably informed of the steps it has taken and of its progress towards satisfaction of the Conditions;

(b)	promptly notify the other parties in writing if it becomes aware that any Condition has been satisfied;

(c)

promptly notify the other parties in writing if it becomes aware that any Condition is, is reasonably likely to or has become incapable of being satisfied (having regard to the respective obligations of each party under clause 3.3); and

(d)	promptly notify the other parties in writing if it becomes aware of material breach of this deed by the relevant party.

3.5	Certificate

(a)

At the hearing on the Second Court Date, each party will provide a certificate (or such other evidence as the Court may request) to the Court confirming (in respect of matters within its knowledge) whether or not, as at 8:00am on the Second Court Date the Conditions (other than the Condition set out in clause 3.1(d) (Court approval)), have been satisfied or waived in accordance with the terms of this deed.

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(b)

Each party must provide to the other parties a draft of the certificate to be provided by it pursuant to clause 3.5(a) by 5.00pm on the day that is two Business Days prior to the Second Court Date, and must provide to the other parties on the Second Court Date a copy of the final certificate or other evidence provided to the Court.

3.6	Scheme voted down because of Headcount Test

If:

(a)	the Scheme is not approved by BTH Shareholders at the Scheme Meeting by reason only of the non-satisfaction of the Headcount Test; and

(b)

BTH, on the one hand, or Pubco and SPAC, on the other hand, considers, acting reasonably, that Share Splitting or some abusive or improper conduct may have caused or contributed to the Headcount Test not having been satisfied and provides written notice to this effect to the other parties within 5 Business Days after the date of the conclusion of the Scheme Meeting, then BTH must:

(c)

apply for an order of the Court contemplated by section 411(4)(a)(ii)(A) of the Corporations Act to disregard the Headcount Test and seek Court approval of the Scheme under section 411(4)(b) of the Corporations Act, notwithstanding that the Headcount Test has not been satisfied; and

(d)

make such submissions to the Court and file such evidence as counsel engaged by BTH to represent it in Court proceedings related to the Scheme, in consultation with SPAC, Pubco and Merger Sub, considers is reasonably required to seek to persuade the Court to exercise its discretion under section 411(4)(a)(ii)(A) of the Corporations Act by making an order to disregard the Headcount Test.

3.7	Conditions not capable of being satisfied

(a)

If a Condition is not satisfied, or becomes incapable of being satisfied, before the time and date specified for its satisfaction (or being satisfied by the End Date, if no such time and date is specified), then unless the relevant Condition (where capable of waiver) is waived:

(i)	subject to clause 3.7(b), each party may give the other parties written notice (Consultation Notice) within 5 Business Days after the relevant notice of that fact being given under clause 3.4(c);

(ii)	upon delivery of the Consultation Notice, the parties must consult in good faith with a view to determining whether they can reach agreement with respect to:

(A)	the terms (if any) on which the party with the benefit of the relevant Condition will waive that Condition;

(B)	an extension of the time for satisfaction of the relevant Condition or an extension of the End Date (as the case may be);

(C)

a change to the date of the application to be made to the Court for orders under section 411(4)(b) of the Corporations Act approving the Scheme or adjourning that application (as applicable) to another date agreed by the parties; or

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(D)	the Transaction proceeding by way of alternative means or methods; and

(iii)

if the parties are unable to reach such agreement within 5 Business Days after a Consultation Notice is given, or if a Consultation Notice is not given within the timeframe specified in clause 3.7(a)(i) then, subject to clause 3.7(b), either SPAC or BTH may terminate this deed by notice to the other parties without any liability to any party by reason of that termination alone.

(b)	A party will not be entitled to give a Consultation Notice or terminate this deed pursuant to clause 3.7(a)(iii) if the relevant Condition has not been satisfied as a result of:

(i)	a breach of this deed by that party; or

(ii)	a deliberate act or omission of that party which directly and materially contributed to that Condition not being satisfied.

3.8	Interpretation

For the purposes of this clause 3, a Condition will be incapable of satisfaction, or incapable of being satisfied if there is an act, failure to act or occurrence that will prevent the Condition being satisfied by the End Date (and the breach or non-satisfaction that would otherwise have occurred has not already been waived in accordance with this deed).

4	Scheme and Scheme Consideration

4.1	Scheme

(a)	BTH must propose the Scheme to BTH Shareholders on and subject to the terms of this deed.

(b)	The parties acknowledge and agree that, subject to the Scheme becoming Effective, on the Implementation Date the general effect of the Scheme will be that:

(i)	all of the Scheme Shares will be transferred to Pubco; and

(ii)	the Scheme Shareholders will be entitled to receive, for each Scheme Share held at the Scheme Record Date, the Scheme Consideration.

4.2	Scheme Consideration

(a)

Subject to the terms and conditions of this deed and the Scheme, Pubco undertakes and warrants to BTH that, in consideration of the transfer to Pubco of each Scheme Share held by a Scheme Shareholder under the terms of the Scheme, on the Implementation Date, Pubco will:

(i)	accept that transfer; and

(ii)

provide to each Scheme Shareholder the Scheme Consideration set out in clause 4.2(b) for the Scheme Shares held by that Scheme Shareholder on the Scheme Record Date, in accordance with the terms of this deed and the Scheme.

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(b)

Subject to the terms and conditions of this deed and the Scheme (including clause 4.6 relating to Ineligible Foreign Shareholders), if the Scheme becomes Effective, the Scheme Consideration to be provided to each Scheme Shareholder will be:

(i)

(No Cash Election Facility) where Pubco has not provided BTH and SPAC with a Cash Election Facility Trigger Notice – the issue by Pubco to that Scheme Shareholder of 1 New Pubco Share for every 30.97 of their Scheme Shares; and

(ii)	(Cash Election Facility) where Pubco has provided BTH and SPAC with a Cash Election Facility Trigger Notice and:

(A)	that Scheme Shareholder has not made a valid Cash Election – the issue by Pubco to that Scheme Shareholder of 1 New Pubco Share for every 30.97 of their Scheme Shares; and

(B)	that Scheme Shareholder has made a valid Cash Election – subject to the scale back provisions in clause 4.4, USD $0.16145 in cash for each of their Scheme Shares.

(c)	Clauses 4.3, 4.4, 4.5(b) and 4.8(a)(i)-(ii) shall not apply if Pubco has not provided BTH and SPAC with a Cash Election Facility Trigger Notice.

(d)	In the event that, on or prior to the date that is 20 Business Days prior to the Scheme Meeting, Pubco has entered into:

(i)

PIPE Subscription Agreements in accordance with the terms of the BCA pursuant to which PIPE Investors have subscribed to purchase Pubco Ordinary Shares for at least US$10 per Pubco Ordinary Share (unless otherwise consented to in writing by BTH); and

(ii)	if applicable, a debt facility on terms approved in writing by BTH,

(funding arrangements) under which Pubco will raise an aggregate amount in cash of at least USD$15,000,000 which is able to be drawn by Pubco by no later than the Business Day before the Implementation Date (the Minimum Cash Pool Amount), then Pubco shall provide BTH and SPAC with written notice by the date that is 20 Business Days prior to the Scheme Meeting stating the aggregate amount raised under all such funding arrangements entered into by Pubco as of such date (a Cash Election Facility Trigger Notice).

(e)

In the event that Pubco provides BTH and SPAC with a Cash Election Facility Trigger Notice, the parties shall mutually agree (each acting reasonably) on the amount of cash to be utilized by Pubco to satisfy Cash Elections from Scheme Shareholders (such amount of cash, the Cash Pool Amount), which Cash Pool Amount shall be publicly announced to BTH Shareholders in accordance with applicable law no later than the date that is 10 Business Days prior to the Scheme Meeting.

4.3	Cash Election Facility

(a)

A Scheme Shareholder (other than a Scheme Shareholder to whom the payment of cash consideration under the Scheme is prevented or prohibited by any applicable law, including any order, direction or notice made or given by a court of competent jurisdiction or by another Government Agency) may make a valid cash election for the purposes of clause 4.2(b)(ii)(B) by:

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(i)	completing a cash election form in the form accompanying the Scheme Booklet (a Cash Election Form) in accordance with the instructions specified on the form or set out in the Scheme Booklet; and

(ii)

returning the completed Cash Election Form so that it is received in accordance with such instructions by no later than 5:00 p.m. on the Business Day following the Effective Date, subject to the Scheme Shareholder not having given notice in accordance with such instructions prior to the Scheme Record Date that it is withdrawing that election,

(a Cash Election).

(b)	Subject to clauses 4.3(d) and 4.4, any Cash Election which is made by a Scheme Shareholder will be deemed to apply to all of their Scheme Shares.

(c)	For the avoidance of doubt, a Scheme Shareholder may make a valid Cash Election by complying with the procedure in clause 4.3(a) even though it has validly withdrawn one or more prior such elections.

(d)

If a Scheme Shareholder holds one or more parcels of Scheme Shares as trustee or nominee for, or otherwise on account of, another person, BTH may (at its sole discretion and subject to such conditions as it thinks fit) allow that Scheme Shareholder to make separate Cash Elections in relation to each of those parcels of Scheme Shares (and, for the purpose of calculating the Scheme Consideration to which that Scheme Shareholder is entitled in those circumstances, each such parcel of Scheme Shares will be treated as though it were held by a separate Scheme Shareholder).

(e)

Subject to clause 4.3(f), an election which is not made or deemed to have been made in accordance with this clause 4.3 will not be a valid election for the purpose of the Scheme and will not be recognised by BTH or SPAC for any purpose.

(f)

BTH may, with the agreement of SPAC (not to be unreasonably withheld, conditioned or delayed), settle as it thinks fit any difficulty, matter of interpretation or dispute which may arise in connection with determining the validity of any election, and any such decision will be conclusive and binding on BTH, SPAC and the relevant Scheme Shareholder.

4.4	Scale back

(a)

This clause 4.4 applies if the valid Cash Elections made by Scheme Shareholders are such that the aggregate amount of cash consideration that would be required to be paid by Pubco under clause 4.2(b)(ii)(B) exceeds the Cash Pool Amount.

(b)

Where this clause 4.4 applies, the aggregate cash consideration to which a Scheme Shareholder who has made a valid Cash Election would otherwise be entitled under clause 4.2(b)(ii)(B) will be as follows:

(i)	if the relevant Scheme Shareholder was a BTH Shareholder as of 12:01am on the date of this deed, that Scheme Shareholder will receive:

(A)

USD $0.16145 cash per Scheme Share for their first 5,000 Scheme Shares (or, where that Scheme Shareholder holds less than 5,000 Scheme Shares, USD $0.16145 cash per Scheme Share for the number of Scheme Shares held by that Scheme Shareholder), provided that, if by using 5,000 as the relevant number in this clause 4.4(b)(i)(A), the total aggregate cash consideration which is payable to

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all relevant Scheme Shareholders under this clause 4.4(b)(i)(A) would exceed the Cash Pool Amount, the 5,000 number will be reduced to the extent required for such total to equal to the Cash Pool Amount; plus

(B)	an amount in cash (which shall not be less than zero) determined in accordance with the following formula:

(A-B) x (C÷D)

Where:

A is the Cash Pool Amount;

B is the aggregate of the amounts which would be payable to all relevant Scheme Shareholders under clause 4.4(b)(i)(A);

C is the number of Scheme Shares held by the relevant Scheme Shareholder (other than those for which the relevant Scheme Shareholder is entitled to payment under clause 4.4(b)(i)(A)); and

D is the aggregate number of Scheme Shares held by all relevant Scheme Shareholders (other than those for which any Scheme Shareholder is entitled to payment under clause 4.4(b)(i)(A))).

(ii)

if the relevant Scheme Shareholder was not a BTH Shareholder as of 12:01am on the date of this deed, that Scheme Shareholder will receive an amount in cash (which shall not be less than zero) determined in accordance with the following formula:

(A-B) x (C÷D)

Where:

A is the Cash Pool Amount;

B is the aggregate of the amounts which would be payable to all relevant Scheme Shareholders under clause 4.4(b)(i)(A);

C is the number of Scheme Shares held by the relevant Scheme Shareholder (other than those for which the relevant Scheme Shareholder is entitled to payment under clause 4.4(b)(i)(A)); and

D is the aggregate number of Scheme Shares held by all relevant Scheme Shareholders (other than those for which any Scheme Shareholder is entitled to payment under clause 4.4(b)(i)(A)).

(c)

To the extent that the application of clause 4.4(b) results in an aggregate entitlement of a Scheme Shareholder to cash consideration under clause 4.2(b)(ii)(B) that is less than the aggregate amount equal to USD$0.16145 multiplied by the number of Scheme Shares that the Scheme Shareholder holds, the Scheme Shareholder will be entitled to receive under clause 4.2(b)(ii)(B), an aggregate number of New Pubco Shares determined in accordance with the following formula:

((X-Y) ÷ X) x Z

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Where:

X is the amount obtained by multiplying the number of Scheme Shares held by that Scheme Shareholder, by USD $0.16145;

Y is the aggregate cash consideration which the relevant Scheme Shareholder is entitled to receive under clause 4.4(b); and

Z is the aggregate amount of New Pubco Shares that Scheme Shareholder would have been entitled to receive under clause 4.2(b)(i) if it had not made a valid Cash Election.

(d)

If BTH, on the one hand, or Pubco and SPAC, on the other hand, are of the opinion that several Scheme Shareholders have, before the Record Date, been party to a Share Splitting in an attempt to obtain an advantage in terms of the aggregate cash consideration to be received in accordance with clause 4.4(b), then the parties must consult in good faith to determine whether such matters have arisen and, if agreement is reached among the parties following such consultation, BTH must give notice to those Scheme Shareholders:

(i) setting out the names and registered addresses of all of them;

(ii) stating that opinion; and

(iii) attributing to one of them specifically identified in the notice the BTH Shares held by all of them,

and, after the notice has been so given, the Scheme Shareholder specifically identified in the notice shall, for the purposes of the Scheme, be taken to hold all those BTH Shares and each of the other Scheme Shareholders whose names are set out in the notice shall, for the purposes of the Scheme, be taken to hold no BTH Shares.

(e)

If on the application to the Court by BTH under section 411(1) of the Corporations Act for orders convening the Scheme Meeting, the Court determines that the scale back mechanism in this clause 4.4 would result in the creation of a separate class of members for the purposes of voting on the Scheme, because it would result in Scheme Shareholders who are on the BTH Share Register as of 12:01am on the date of this deed who make a valid Cash Election receiving all cash consideration for up to their first 5,000 Scheme Shares, the parties agree to amend the scale back mechanism in clause 4.4(b) (and in the corresponding provision in the Scheme) so that no such separate class is created.

4.5	Fractional entitlements

(a)

Where the calculation of the aggregate number of New Pubco Shares to be issued to a particular Scheme Shareholder would result in the issue of a fraction of a New Pubco Share, the number will be rounded down to the nearest whole number of New Pubco Shares.

(b)

Where the calculation of the aggregate cash consideration payable to a particular Scheme Shareholder would result in the payment of a fraction of a cent, the amount will be rounded down to the nearest cent.

(c)

If BTH, on the one hand, or Pubco and SPAC, on the other hand, are of the opinion, formed reasonably, that several Scheme Shareholders, each of which holds a holding of BTH Shares which results in a rounding under this clause 4.5,

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have, before the Record Date, been party to Share Splitting in an attempt to obtain an advantage by reference to such rounding, then the parties must consult in good faith to determine whether such matters have arisen and, if agreement is reached among the parties following such consultation, BTH must give notice to those Scheme Shareholders:

(i)	setting out the names and registered addresses of all of them;

(ii)	stating that opinion; and

(iii)

attributing to one of them specifically identified in the notice the BTH Shares held by all of them, and, after the notice has been so given, the Scheme Shareholder specifically identified in the notice shall, for the purposes of the Scheme, be taken to hold all those BTH Shares and each of the other Scheme Shareholders whose names are set out in the notice shall, for the purposes of the Scheme, be taken to hold no BTH Shares.

4.6	Ineligible Foreign Shareholders

(a)	Pubco has no obligation to allot or issue New Pubco Shares to an Ineligible Foreign Shareholder under the Scheme and, instead:

(i)	Pubco must issue the New Pubco Shares attributable to, and which would otherwise be required to be provided to, the Ineligible Foreign Shareholder under the Scheme to the Sale Agent;

(ii)

Pubco must procure that, within 30 Business Days after the Implementation Date, the Sale Agent, in consultation with Pubco, sells or procures the sale (including on an aggregated or partially aggregated basis), in the ordinary course of trading on the NASDAQ, of all the New Pubco Shares issued to the Sale Agent and remits to Pubco the proceeds of sale (after deduction of any applicable brokerage, stamp duty and other costs, taxes and charges) (the Proceeds); and

(iii)

Pubco must, within 5 Business Days after receipt of the Proceeds from the Sale Agent, pay, or procure the payment, to each Ineligible Foreign Shareholder the amount calculated in accordance with the following formula and rounded down to the nearest cent:

A = (B/C) x D

where

A is the amount to be paid to the Ineligible Foreign Shareholder;

B is the number of New Pubco Shares attributable to, and that would otherwise have been issued to, that Ineligible Foreign Shareholder had it not been an Ineligible Foreign Shareholder and which are instead issued to the Sale Agent;

C is the total number of New Pubco Shares attributable to, and which would otherwise have been issued to, all Ineligible Foreign Shareholders collectively and which are instead issued to the Sale Agent; and

D is the Proceeds (as defined in clause 4.6(a)(ii)).

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(b)

None of Pubco, SPAC, BTH or the Sale Agent gives any assurance as to the price that will be achieved for the sale of New Pubco Shares described in this clause 4.5(a), and the sale of the New Pubco Shares under this clause 4.5(a) will be entirely at the risk of the Ineligible Foreign Shareholder.

(c)	Pubco must appoint the Sale Agent at least two weeks prior to the Scheme Meeting, which Sale Agent shall be subject to the prior written consent of BTH.

4.7	Scrip Consideration

Pubco covenants in favour of BTH (in its own right and on behalf of the Scheme Shareholders) that:

(a)	the New Pubco Shares to be issued under the Scheme will rank equally in all respects with each existing share (if any) of the same class and will have the rights set out in the Pubco A&R Articles; and

(b)

each New Pubco Share will be duly and validly issued in accordance with all applicable laws and the Pubco A&R Articles, fully paid and free from any mortgage, charge, lien, encumbrance, pledge or other security interest (including any ‘security interest’ within the meaning of section 12 of the Personal Property Securities Act 2009 ((Cth)).

4.8	Dealings in BTH Shares and provision of Cash Election updates and BTH Share Register

(a)	In order to facilitate the provision of the Scheme Consideration, BTH must provide, or procure the provision of, to Pubco:

(i)	regular written updates of the Cash Elections that have been received in the period up to the Cash Election Time;

(ii)	written details of the final Cash Elections made by each Scheme Shareholder, within 1 Business Day after the Scheme Record Date; and

(iii)

a complete copy of the BTH Share Register as at the Scheme Record Date (which must include the name, Registered Address and registered holding of each Scheme Shareholder as at the Scheme Record Date), within 1 Business Day after the Scheme Record Date.

(b)	The details and information to be provided under clause 4.8(a) must be provided in such form as Pubco may reasonably require.

(c)

BTH will not accept for registration or recognise for any purpose any transmission application or transfer in respect of BTH Shares received after the Scheme Record Date, other than to Pubco in accordance with the Scheme.

(d)

If the Scheme becomes Effective, a Scheme Shareholder (and any person claiming through that holder) must not dispose of or otherwise deal with, or purpose or agree to dispose of or otherwise deal with, any Scheme Shares or any interest in them on or after the Scheme Record Date otherwise than pursuant to this Scheme, and any attempt to do so will have no effect and BTH shall be entitled to disregard any such disposal, purported disposal, agreement or other dealing.

(e)

Each entry which is current on the BTH Share Register as at the Scheme Record Date is the sole evidence of entitlement to the Scheme Consideration in respect of the Scheme Shares relating to that entry.

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(f)

All certificates and statements of holding for Scheme Shares (other than statements of holding in favour of Pubco and its successors in title) will cease to have effect after the Scheme Record Date as documents of title (or evidence thereof) in respect of those shares and, as from that date, each entry current at the date of the BTH Share Register (other than entries in respect of Pubco) will cease to have effect except as evidence of entitlement to the Scheme Consideration in respect of the Scheme Shares relating to that entry.

4.9	BTH Equity Incentives

(a)

BTH confirms and each other party acknowledges that, as at 8.00am on the Second Court Date, BTH must put in place arrangements so that, subject to the Scheme becoming Effective, BTH will take such action as is reasonably necessary to ensure that, by no later than the Scheme Record Date, all BTH Equity Incentives (and any other BTH executive equity incentives (including future grants or incentives)) will be dealt with at the BTH Board’s discretion, provided that no BTH Equity Incentives (or any other BTH executive equity incentives) are in existence on the Business Day prior to the Scheme Record Date and all rights attached to any BTH Equity Incentives have been extinguished, which may include:

(i)

the BTH Board accelerating the vesting of, or waiving any vesting conditions or vesting periods applying to, any or all BTH Equity Incentives (subject to the proper exercise of the BTH Board’s discretion) and exercising (if applicable) and having any applicable restrictions removed in respect of any or all BTH Equity Incentives;

(ii)	BTH making all necessary applications to the ASX for waivers under the Listing Rules (if required);

(iii)

BTH issuing or procuring the issue or transfer of such number of BTH Shares as required by the terms of the BTH Equity Incentives before the Scheme Record Date so that the holders of BTH Equity Incentives can participate as Scheme Shareholders in the Scheme and receive the Scheme Consideration; and

(iv)

BTH amending the terms of any incentive plans as necessary to enable the removal of restrictions applicable to BTH Equity Incentives so that the holders of BTH Equity Incentives can participate as Scheme Shareholders in the Scheme and receive the Scheme Consideration.

(b)

For the avoidance of doubt, the parties agree that the exercise of any discretion by the BTH Board, or any other action, which is in accordance with this clause 4.9 will not be a BTH Material Adverse Change or a BTH Prescribed Occurrence or a breach of any provision of this deed, or give rise to any right to terminate this deed, and will be disregarded when assessing the operation of any other part of this deed.

(c)	BTH must not exercise any discretion to encourage, assist or fund the exercise of any BTH Equity Incentives which are currently out of the money.

4.10	No amendment to Scheme without consent

BTH may not consent to any modification of, or amendment to, or the making or imposition by the Court of any condition in respect of, the Scheme without the prior written consent of SPAC and Pubco, such consent not to be unreasonably withheld, conditioned or delayed.

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4.11	Withholding

Notwithstanding any other provision of this deed, if Pubco determines, having regard to legal or other professional advice, that Pubco is:

(a)

liable to pay an amount to the Commissioner of Taxation under section 14-200 of Schedule 1 to Taxation Administration Act 1953 (Cth) in respect of the acquisition of Scheme Shares from a Scheme Shareholder, or

(b)	required by law (other than a law of the jurisdiction of the SPAC or Pubco) to:

(i)	withhold any amount from a payment (including issuing securities) to a Scheme Shareholder; or

(ii)	not issue a security (or any securities) to a Scheme Shareholder,

Pubco is entitled to:

(c)	withhold the relevant amount (including by not issuing securities), including where such amount is in respect of clause 4.11(a), before making the payment to the Scheme Shareholder; or

(d)	not issue the relevant security (or securities) to the Scheme Shareholder until permitted to do so,

and, in each case, payment of the reduced amount or issue of the reduced number of securities shall be taken to be full payment of the relevant amount for the purposes of this Scheme (including (but not limited to) clause 4.2).

4.12	Tax treatment

The parties acknowledge that each Scheme Shareholder who is an Australian resident shareholder who holds their Scheme Shares on capital account will be eligible for scrip- for-scrip rollover relief under subdivision 124-M of the Tax Act for the non-cash component of the Scheme Consideration, to the extent permitted under the Tax Act, and that an ATO Ruling confirming such treatment will be sought by BTH from the Australian Tax Office.

4.13	Pubco issued capital

The parties acknowledge and agree that the calculations and assumptions set out in the spreadsheet (acknowledged via email by representatives of BTH and SPAC for the purposes of this clause on or prior to the date of this deed) represent, as at the date of this deed, their respective understanding regarding the indicative Pubco issued capital as at the Implementation Date. For the avoidance of doubt, the parties acknowledge and agree that a party will not have breached this clause 4.13, and no other party will have any rights under the SID or any of the Transaction Documents for any breach of this clause 4.13 by a party, in each case to the extent such alleged breach relates to any of the assumptions in the spreadsheet (acknowledged via email by representatives of BTH and SPAC for the purposes of this clause on or prior to the date of this deed) being incorrect or not eventuating on or prior to the Implementation Date.

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5	Implementation

5.1	BTH’s obligations

BTH must take all steps reasonably necessary to implement the Scheme as soon as reasonably practicable and in accordance with the Timetable, including taking each of the following steps:

(a)	(BTH Information) prepare the BTH Information in compliance with all applicable laws (in particular with the Corporations Act, RG 60 and the Listing Rules);

(b)

(drafts of BTH Information) make available to SPAC and Pubco drafts of the BTH Information, consult with SPAC and Pubco in relation to the content of those drafts, and consider in good faith, for the purpose of amending those drafts, comments from SPAC and Pubco on those drafts;

(c)

(approval of SPAC Information and Pubco Information) review the SPAC Information and Pubco Information and seek approval from SPAC and Pubco for the form and context in which the SPAC Information and the Pubco Information, respectively, appears in the Scheme Booklet, which approval SPAC and Pubco must not unreasonably withhold, condition or delay, and BTH must not lodge the Scheme Booklet with ASIC until such approval is obtained from (or unreasonably withheld, conditioned or delayed by) SPAC and Pubco;

(d)	(liaison with ASIC):

(i)

as soon as practicable but no later than 14 days before the First Court Date, provide an advanced draft of the Scheme Booklet to ASIC for its review and approval for the purposes of section 411(2) of the Corporations Act; and

(ii)

liaise with ASIC during the period of its consideration of that draft of the Scheme Booklet and keep the other parties reasonably informed of any matters raised by ASIC in relation to the Scheme Booklet and use reasonable endeavours, in consultation with the other parties, to resolve any such matters;

(e)

(approval of Scheme Booklet) as soon as reasonably practicable after the conclusion of the review by ASIC of the Scheme Booklet, procure that a meeting of the BTH Board, or of a committee of the BTH Board appointed for the purpose, is held to consider approving the Scheme Booklet for despatch to the BTH Shareholders, subject to orders of the Court under section 411(1) of the Corporations Act;

(f)

(section 411(17)(b) statements) apply to ASIC for the production of statements in writing pursuant to section 411(17)(b) of the Corporations Act stating that ASIC has no objection to the Scheme and does not intend to appear before the Court on the First Court Date;

(g)

(first Court hearing) lodge all documents with the Court and take all other reasonable steps to ensure that promptly after, and provided that the approval in clause 5.1(e) has been received, an application is heard by the Court for an order under section 411(1) of the Corporations Act directing BTH to convene the Scheme Meeting;

(h)	(registration of Scheme Booklet) if the Court directs BTH to convene the Scheme Meeting, on the first Business Day after such Court orders are made or as

Gilbert + Tobin	page | 21

soon as possible after such orders are made, request ASIC to register the explanatory statement included in the Scheme Booklet in relation to the Scheme in accordance with section 412(6) of the Corporations Act;

(i)

(updating BTH Information) until the date of the Scheme Meeting, promptly update the BTH Information with any information that arises after the Scheme Booklet has been dispatched that is necessary to ensure that the BTH Information does not contain any material statement that is false or misleading in a material respect (including because of any material omission from that statement);

(j)

(Independent Expert) promptly appoint the Independent Expert to provide the Independent Expert’s Report, and provide assistance and information reasonably required by the Independent Expert to enable it to prepare the Independent Expert’s Report (including any updates to such report) and any other material to be prepared by them for inclusion in the Scheme Booklet (including any updates thereto). Subject to the Independent Expert’s consent (which BTH will seek), provide a near final report from the Independent Expert to SPAC at least 7 Business Days prior to the provision of the Independent Expert’s Report to ASIC for factual accuracy review only;

(k)

(preparation of the Registration Statement) use reasonable best endeavours to assist Pubco in the preparation and filing of the Registration Statement, including by furnishing all information (including the financial statements of the BTH Group) concerning BTH as Pubco or SPAC may reasonably request in connection with such actions and the preparation of the Registration Statement.

(l)

(update Registration Statement) until the date of the SPAC Shareholders Meeting, promptly inform SPAC and Pubco of any information in relation to BTH that BTH is aware of that arises after the Registration Statement has been declared effective that is necessary to ensure that the Registration Statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The parties must consult on the content and presentation of any update or supplement to the Registration Statement, or where appropriate, an announcement to otherwise inform the market of the updated information contemplated by this clause;

(m)

(financial statements) BTH shall deliver to SPAC and Pubco as promptly as practicable after the execution of the BCA with regard to clauses (i) and (iii) below, the true and complete copies of the (i) audited consolidated statement of financial position as of June 30, 2024 and June 30, 2023, and the related audited statements of comprehensive income, changes in equity and cash flows for the years ended June 30, 2024, and June 30, 2023, of BTH Group, together with all related notes and schedules thereto, accompanied by the reports thereon of BTH’s independent auditors (which reports shall be unqualified) (the Audited Financial Statements); (ii) any financial statements or similar reports of BTH required to be included in the Registration Statement, the SPAC Proxy Statement, the Form 6-K filed in connection with and announcing the Closing or any other filings to be made with the SEC in connection with the transactions contemplated by the BCA or any Ancillary Agreement (as defined in the BCA); and (iii) management’s discussion and analysis of financial condition and results of operations prepared in accordance with Item 303 of Regulation S-K of the Exchange Act (as if BTH Group were subject thereto) with respect to the periods described in clause (i), as necessary for inclusion in the Registration Statement (including pro forma financial information). Additionally, BTH shall use reasonable endeavours to provide as soon as reasonably practicable all other audited and unaudited financial statements of BTH Group, and any company or business units acquired by BTH

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Group, as applicable, required under the applicable rules and regulations and guidance of the SEC to be included in the Registration Statement, the SPAC Proxy Statement, the Form 6-K filed in connection with and announcing the Closing (including pro forma financial information). The Audited Financial Statements shall be audited by a PCAOB qualified auditor, in accordance with PCAOB auditing standards;

(n)

(court documents) prepare, and reasonably consult with SPAC and Pubco in relation to the content of, the documents required for the purpose of each of the Court hearings held for the purpose of subsection 411(1) and paragraph 411(4)(b) of the Corporations Act in relation to the Scheme (including originating process, affidavits, submissions and draft minutes of Court orders) and:

(i)	provide drafts of those documents to SPAC and Pubco in a timely manner;

(ii)	provide SPAC and Pubco with a reasonable opportunity to review and comment on those documents before they are lodged or filed with the Court; and

(iii)	consider in good faith, for the purpose of amending drafts of those documents, comments from SPAC and Pubco on those documents;

(o)

(representation) procure that it is represented by counsel at the Court hearings convened for the purposes of subsection 411(1) and paragraph 411(4)(b) of the Corporations Act and allow, and not oppose, any application by SPAC and/or Pubco for leave of the Court to be represented by counsel at such a Court hearing;

(p)	(consultation with SPAC and Pubco in relation to Scheme Booklet) reasonably consult with SPAC and Pubco as to the content and presentation of the Scheme Booklet including:

(i)	providing to SPAC and Pubco drafts of the Scheme Booklet for the purpose of enabling SPAC and Pubco to review and comment on those draft documents;

(ii)	considering in good faith all timely comments made by SPAC and Pubco when producing a revised draft of the Scheme Booklet; and

(iii)

obtaining written consent from SPAC and Pubco for the form and content in which the SPAC Information and Pubco Information appears in the Scheme Booklet (such consent must not be unreasonably withheld, conditioned or delayed by SPAC and Pubco);

(q)

(update Scheme Booklet) until the date of the Scheme Meeting, promptly update the Scheme Booklet with, or where appropriate otherwise inform the market by way of announcement of, any information that arises after the Scheme Booklet has been dispatched that is necessary to ensure that the Scheme Booklet:

(i)	contains all information that is required to be disclosed to BTH Shareholders under any applicable law or RG 60; and

(ii)	is not misleading or deceptive in any material respect and does not contain any material statement that is false or misleading in a material respect.

(r)

(convening Scheme Meeting) take all reasonable steps necessary to comply with the orders of the Court including, as required, despatching the Scheme Booklet to the BTH Shareholders and convening and holding the Scheme Meeting, provided that if this deed is terminated under clause 12, BTH will take all steps reasonably required to ensure the Scheme Meeting is not held;

Gilbert + Tobin	page | 23

(s)

(Court approval application) if the resolution submitted to the Scheme Meeting is passed by the majorities required under section 411(4)(a)(ii) of the Corporations Act (or, where clause 3.6 applies, the majority required under section 411(4)(a)(ii)(B) of the Corporations Act), subject to all other Conditions being satisfied or waived in accordance with this deed (other than the Condition in clause 3.1(d)), apply (and, to the extent necessary, re-apply) to the Court for orders approving the Scheme and, without limiting clause 5.1(s), lodge all relevant documents with the Court and take all other reasonable steps necessary to ensure that such application is heard by the Court at the hearing on the Second Court Date;

(t)

(ASIC and ASX review) keep SPAC and Pubco reasonably informed of any material matters raised by ASIC or ASX in relation to the Scheme Booklet or the Transaction, and consult with and use reasonable endeavours to take into consideration any reasonable comments promptly provided by SPAC and Pubco in relation to such matters raised by ASIC or ASX (provided that, where such issues relate to SPAC Information and/or Pubco Information, BTH must not take any steps to address them without SPAC and Pubco’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed));

(u)

(promoting merits of Transaction and proxy solicitation) consider in good faith SPAC’s and Pubco’s reasonable suggestions regarding shareholder engagement and proxy solicitation actions to promote the Transaction and encourage Scheme Shareholders to vote on the Scheme in accordance with the recommendation of the BTH Board, subject to applicable law and ASIC policy;

(v)

(proxy reports) keep SPAC and Pubco reasonably informed on the status of proxy forms received for the Scheme Meeting, including over the period commencing 10 Business Days before the Scheme Meeting and ending on the deadline for receipt of proxy forms;

(w)	(implementation of Scheme) if the Scheme is approved by the Court:

(i)

subject to the Listing Rules, lodge with ASIC an office copy of the orders approving the Scheme in accordance with section 411(10) of the Corporations Act no later than the Business Day after the date on which the Court order was made (or such later date as agreed in writing by SPAC and Pubco);

(ii)	determine entitlements to the Scheme Consideration as at the Scheme Record Date in accordance with the Scheme;

(iii)	execute proper instruments of transfer and effect and register the transfer of the Scheme Shares to Pubco on the Implementation Date; and

(iv)	do all other things contemplated by or necessary to give effect to the Scheme and the orders of the Court approving the Scheme;

(x)	(suspension of trading) if the Scheme becomes Effective, apply to ASX to suspend trading in BTH Shares with effect from the close of trading on the Effective Date;

(y)	(removal from quotation) if the Scheme becomes Effective, apply to ASX to have BTH removed from the official list of ASX, and quotation of BTH Shares on the

Gilbert + Tobin	page | 24

ASX terminated, with effect on and from the close of trading on the Trading Day immediately following the Implementation Date (unless otherwise directed by SPAC in writing); and

(z)	(compliance with laws) do everything reasonably within its power to ensure that all transactions contemplated by this deed are effected in accordance with all applicable laws and regulations;

5.2	SPAC’s obligations

SPAC must take all steps reasonably necessary to assist BTH to implement the Scheme as soon as reasonably practicable after the date of this deed and in accordance with the Timetable, including taking each of the following steps:

(a)

(SPAC Information) prepare and provide to BTH the SPAC Information for inclusion in the Scheme Booklet in compliance with all applicable laws (in particular under the Corporations Act, RG 60 and the Listing Rules) and consult with BTH as to the content and presentation of the SPAC Information in the Scheme Booklet and (in good faith) take into account any comments on drafts of the SPAC Information provided by or on behalf of BTH;

(b)

(Regulatory notifications) in relation to the Regulatory Approval required to be applied for by SPAC, lodge with any Government Agency within the relevant time periods all documentation and filings required by law to be so lodged by SPAC in relation to the Transaction;

(c)	(confirmation of SPAC Information) promptly after BTH requests that it does so, confirm in writing to BTH that:

(i)	it consents to the inclusion of the SPAC Information in the Scheme Booklet, in the form and context in which the SPAC Information appears; and

(ii)

the SPAC Information in the Scheme Booklet is not misleading or deceptive in any material respect (whether by omission or otherwise), and the inclusion of such SPAC Information, in that form and context, has been approved by the SPAC Board;

(d)	(update SPAC Information) promptly advise BTH in writing if it becomes aware:

(i)	of information which should have been but was not included in the SPAC Information in the Scheme Booklet (including if known at the time), and promptly provide BTH with the omitted information; or

(ii)

that the SPAC Information in the Scheme Booklet is misleading or deceptive in any material respect (whether by omission or otherwise), and promptly provide BTH with any information required to correct the misleading or deceptive statements;

(e)

(Independent Expert) subject to the Independent Expert entering into arrangements with SPAC including in relation to confidentiality in a form reasonably acceptable to SPAC, promptly provide all assistance and information reasonably requested by the Independent Expert to enable it to prepare the Independent Expert’s Report for inclusion in the Scheme Booklet (including any updates to such report);

(f)	(assistance with Scheme Booklet and Court documents) promptly provide any assistance or information reasonably requested by BTH or its Advisers in

Gilbert + Tobin	page | 25

connection with the preparation of the Scheme Booklet (including any supplementary disclosure to BTH Shareholders) and any documents required to be filed with the Court in respect of the Scheme;

(g)

(Court representation) procure that SPAC is represented by counsel at the Court hearings convened in relation to the Scheme, at which, through its counsel or solicitors, SPAC will undertake (if requested by the Court) to do all such things and take all such steps within its power as may be reasonably necessary in order to ensure the fulfilment of its obligations under this deed and the Scheme;

(h)	(compliance with laws) do everything reasonably within its power to ensure that all transactions contemplated by this deed are effected in accordance with all applicable laws and regulations;

(i)

(Registration Statement) use reasonable endeavours to assist Pubco in the preparation and filing of the Registration Statement, including by furnishing all information concerning SPAC as Pubco or BTH may reasonably request in connection with such actions and the preparation of the Registration Statement.

(j)	(consultation with BTH in relation to Registration Statement) reasonably consult with BTH as to the content and presentation of the Registration Statement including:

(i)	providing to BTH drafts of the Registration Statement for the purpose of enabling BTH to review and comment on those draft documents;

(ii)	considering in good faith all timely comments made by BTH when producing a revised draft of the Registration Statement; and

(iii)

obtaining written consent from BTH for the form and content in which the BTH Information appears in the Registration Statement (such consent must not unreasonably withheld, conditioned or delayed by BTH);

(k)

(SPAC Shareholders’ Meeting) as promptly as practicable after the date on which the Registration Statement becomes effective SPAC shall call and hold the SPAC Shareholders Meeting for the purpose of voting solely upon the SPAC Proposals, and SPAC shall hold the SPAC Shareholders Meeting as soon as practicable after the date on which the Registration Statement becomes effective (but in any event no later than 20 Business Days after the date on which the Registration Statement is mailed to SPAC Shareholders). SPAC shall use its reasonable endeavours to obtain the approval of the SPAC Proposals at the SPAC Shareholders Meeting, including by soliciting from its shareholders proxies as promptly as possible in favour of the SPAC Proposals, and shall take all other lawful action necessary or advisable to secure the required vote of its shareholders. SPAC must ensure that the SPAC Board unanimously recommends to its Shareholders that they approve the SPAC Proposals and shall include such recommendation in the Registration Statement and any communication in relation to the Transaction. SPAC may adjourn the SPAC Shareholders Meeting (i) to solicit additional proxies for the purpose of obtaining approval of the SPAC Proposals, (ii) for the absence of a quorum or (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that SPAC has determined in good faith after consultation with outside legal counsel is required under applicable laws and for such supplemental or amended disclosure to be disseminated and reviewed by SPAC Shareholders prior to SPAC Shareholders Meeting; provided, that, without the consent of BTH, SPAC Shareholders Meeting (x) may not be adjourned to a date that is more than 15 days after the date for which SPAC Shareholders Meeting was originally scheduled (excluding any adjournments required by applicable laws) and (y) shall not be held later than 10 Business Days prior to the End Date; and

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(l)	(rollover relief) provide BTH with such assistance and information as may reasonably be requested by BTH for the purposes of obtaining the ATO Ruling from the Australian Taxation Office;

(m)	(Promotion of Transaction) participate in endeavours reasonably requested by BTH or Pubco to promote the merits of the Transaction.

5.3	Pubco’s obligations

Pubco must take all necessary steps to implement the Scheme as soon as is reasonably practicable in accordance with the Timetable, including each of the following:

(a)

(Pubco Board Approval) before 8.00am on the Second Court Date, the Pubco Board must approve the issuance of the New Pubco Shares to be issued as Scheme Consideration, conditional on the Scheme becoming Effective;

(b)

(Scheme Consideration) if the Scheme becomes Effective, procure (to the extent permissible under applicable law) the provision of the Scheme Consideration in the manner and amount contemplated by clause 4 and the terms of the Scheme and the Deed Poll;

(c)	(Deed Poll) by no later than the Business Day prior to the First Court Date, execute and deliver to BTH the Deed Poll;

(d)	(Implementation) if the Scheme becomes Effective, do all things contemplated of it under the Scheme in accordance with the Deed Poll;

(e)

(Pubco Information) prepare and provide to BTH the Pubco Information for inclusion in the Scheme Booklet in compliance with all applicable laws (in particular under the Corporations Act, RG 60 and the Listing Rules) and consult with BTH as to the content and presentation of the Pubco Information in the Scheme Booklet and (in good faith) take into account any comments on drafts of the Pubco Information provided by or on behalf of BTH;

(f)	(confirmation of Pubco Information) promptly after BTH requests that it does so, confirm in writing to BTH that:

(i)	it consents to the inclusion of the Pubco Information in the Scheme Booklet, in the form and context in which the Pubco Information appears; and

(ii)

the Pubco Information in the Scheme Booklet is not misleading or deceptive in any material respect (whether by omission or otherwise), and the inclusion of such Pubco Information, in that form and context, has been approved by the Pubco Board;

(g)	(update Pubco Information) promptly advise BTH in writing if it becomes aware:

(i)	of information which should have been but was not included in the Pubco Information in the Scheme Booklet (including if known at the time), and promptly provide BTH with the omitted information; or

(ii)

that the Pubco Information in the Scheme Booklet is misleading or deceptive in any material respect (whether by omission or otherwise), and promptly provide BTH with any information required to correct the misleading or deceptive statements;

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(h)	(consultation with BTH in relation to Registration Statement) reasonably consult with BTH as to the content and presentation of the Registration Statement including:

(i)	providing to BTH drafts of the Registration Statement for the purpose of enabling BTH to review and comment on those draft documents;

(ii)	considering in good faith all timely comments made by BTH when producing a revised draft of the Registration Statement; and

(iii)

obtaining written consent from BTH for the form and content in which the BTH Information appears in the Registration Statement (such consent must not unreasonably withheld, conditioned or delayed by BTH);

(i)	(Filing of the Registration Statement) as promptly as practicable after the execution of this deed, Pubco shall prepare and file with the SEC the Registration Statement;

(j)	(Foreign private issuer status) use reasonable endeavours to qualify as a foreign private issuer pursuant to Rule 3B-4 of the Exchange Act prior to 8.00am on the Second Court Date;

(k)	(Conversion of Pubco to a Public Limited Company) prior to the First Court Date Pubco will convert from a private limited company to a public limited company; and

(l)	(rollover relief) to facilitate the availability of scrip-for-scrip rollover relief under Subdivision 124-M of the Tax Act for eligible Scheme Shareholders:

(i)	provide BTH with such assistance and information as may reasonably be requested by BTH for the purposes of obtaining the ATO Ruling from the Australian Taxation Office;

(ii)	not make an election under section 124-795(4) of the Tax Act preventing the availability of the rollover relief;

(iii)	if applicable, make any election required under Subdivision 124-M of the Tax Act in relation to the rollover; and

(iv)	no member of the wholly-owned group, of which PubCo is the ultimate holding company, will under this arrangement:

(A)	issue equity to (other than the shares to be issued as contemplated by this deed and the Scheme, being the replacement interest for the purposes of section 124-780 of the Tax Act); or

(B)	raise new debt from;

an entity that is not a member of the wholly-owned group, of which PubCo is the ultimate holding company, and in relation to the issuing of the replacement interest,

Gilbert + Tobin	page | 28

provided that:

(v)	Pubco shall not be required to take any action that will or could reasonably be expected to require a change to the structure of the Scheme or the composition of the Scheme Consideration; and

(vi)	neither Pubco or any of its affiliates will be required to change its classification under a non-Australian Tax law or regulation.

5.4	Conduct of Court proceedings

(a)	BTH, SPAC and Pubco are entitled to separate representation at all Court proceedings affecting the Transaction.

(b)	Nothing in this deed gives any party any right or power to give undertakings to the Court for or on behalf of the other party without that other party’s written consent.

(c)	The parties must give all undertakings to the Court in such Court proceedings which are reasonably required to obtain Court approval and confirmation of the Transaction as contemplated by this deed.

5.5	Appeal process

If the Court refuses to make any orders directing BTH to convene the Scheme Meeting or approving the Scheme:

(a)	each party must consult with the other parties in good faith as to whether to appeal the Court’s decision; and

(b)

BTH must appeal the Court’s decision unless the parties agree otherwise or an independent senior counsel opines that, in their view, an appeal would have no reasonable prospect of success before the End Date.

5.6	Verification

(a)

BTH must undertake reasonable verification processes in relation to the information included in the Scheme Booklet (other than the SPAC Information and the Independent Expert’s Report) so as to ensure that such information is not misleading or deceptive in any material respect (whether by omission or otherwise).

(b)

SPAC must undertake reasonable verification processes in relation to the SPAC Information so as to ensure that such information is not misleading or deceptive in any material respect (whether by omission or otherwise).

5.7	Responsibility statements

The Scheme Booklet will include a responsibility statement to the effect that:

(a)

SPAC will be responsible for the SPAC Information contained in the Scheme Booklet and, to the maximum extent permitted by law, neither BTH, Pubco or Merger Sub will be responsible for any SPAC Information and will disclaim any liability for SPAC Information appearing in the Scheme Booklet;

(b)

Pubco and Merger Sub will be responsible for the Pubco Information in the Scheme Booklet and, to the maximum extent permitted by law, neither BTH or SPAC will be responsible for any Pubco Information and will disclaim any liability for the Pubco Information appearing in the Scheme Booklet;

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(c)

BTH will be responsible for the BTH Information in the Scheme Booklet and, to the maximum extent permitted by law, neither SPAC, Pubco or Merger Sub will be responsible for any BTH Information and will disclaim any liability for the BTH Information appearing in the Scheme Booklet;

(d)

the Independent Expert is responsible for the Independent Expert’s Report, and none of BTH, SPAC, Pubco, Merger Sub or their respective directors or officers assumes any responsibility for the accuracy or completeness of the Independent Expert’s Report; and

(e)

if the Scheme Booklet contains a statement on the letterhead of the BTH tax adviser of the tax consequences of the Scheme and related matters for Scheme Shareholders, that tax adviser is responsible for that letter.

5.8	Disagreement on content

If the parties disagree on the form or content of the Scheme Booklet, they must consult in good faith to try to settle an agreed form of the Scheme Booklet. If complete agreement is not reached after reasonable consultation, then:

(a)

if the disagreement relates to the form or content of any information appearing in the Scheme Booklet other than the SPAC Information or the Pubco Information, the BTH Board will, acting in good faith, decide the final form or content of the disputed part of the Scheme Booklet; and

(b)

if the disagreement relates to the form or content of the SPAC Information or the Pubco information, BTH will make such amendments to the form or content of the disputed part of the SPAC Information or the Pubco Information as SPAC or Pubco, respectively, reasonably requires.

5.9	Good faith co-operation

Each party must procure that its Authorised Persons work (including by attending meetings and by providing information) in good faith and in a timely and co-operative fashion with the other parties to implement the Scheme, to prepare all documents required relating to the Scheme, and to agree and execute the strategy described in clause 6.5.

6	Conduct of business and transitional matters

6.1	Conduct of business – BTH

(a)	Subject to clause 6.1(c), from the date of this deed up to and including the Implementation Date, BTH must, and must ensure that each member of the BTH Group, uses reasonable endeavours to:

(i)

conduct its business and operations in the ordinary and usual course and substantially consistent with the manner in which such business and operation has been conducted in the 12 months prior to the date of this deed;

(ii)

preserve its relationships with material customers, material suppliers, Government Agencies and any others having material business dealings with it, in each case, in all material respects, and to retain the services of its officers and key employees; and

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(iii)	not take or fail to take any action that constitutes a BTH Prescribed Occurrence.

(b)	Subject to clause 6.1(c), from the date of this deed up to and including the Implementation Date, BTH must not, and must procure that the BTH Group does not:

(i)	enter into any line of business or other activity in which the BTH Group is not engaged as of the date of this deed;

(ii)

in respect of any single transaction or series of related or similar transactions, acquire or dispose of any interest in a business, real property, entity or undertaking, the value of which exceeds USD $1,000,000 in aggregate;

(iii)	in respect of any single transaction or series of related or similar transactions, incur or enter into commitments involving capital expenditure in excess of USD $1,000,000 in aggregate;

(iv)

enter into a new employment contract with a potential employee of the BTH Group under which contract the total remuneration payable to that potential employee would exceed USD $300,000 in any 12 month period, other than to replace a role that becomes vacant after the date of this deed as a result of the resignation of an existing employee or in respect of a new employee who is employed in order to fill a role that is vacant as at the date of this deed;

(v)

terminate the employment of, or materially vary the terms of employment of, any individual in respect of which the total annual remuneration is greater than USD $225,000 (other than for cause or in the ordinary course of business);

(vi)

incur any additional financial indebtedness (except for draw-downs on existing banking facilities consistent with BTH’s current budget or to refinance existing financing arrangements or agreements as of the date of this deed, provided that the principal amount of obligations and leverage ratio do not increase in any such refinancing), or guarantee the obligations of any person other than a member of the BTH Group, other than:

(A)	in the usual and ordinary course of business;

(B)	any such financial indebtedness or refinancing (irrespective of what form that takes) to or among members of the BTH Group; or

(C)	in connection with derivative or similar transactions to manage exposure to the fluctuation in the rate or price of currency or interest rates (other than purely for speculative purposes);

(vii)	give or agree to give a financial benefit to a related party of BTH;

(viii)

enter into, materially vary or terminate any contract under which the BTH Group would receive revenue, or make expenditure, of more than USD $500,000 over the life of the contract other than in connection with renewal or replacement of an existing contract in place on the date of this deed on equivalent terms in the ordinary course of business;

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(ix)	settle any legal proceedings, claim, investigation, arbitration or other like proceeding where the settlement amount exceeds USD $500,000;

(x)	declare, pay or distribute any dividend, bonus or other share of its profits or assets or return or agree to return any capital to its members;

(xi)	amend its constitution;

(xii)	alter in any material respect any accounting policy of any member of the BTH Group, other than any change required by applicable accounting standards;

(xiii)	other than as would not be material individually or in the aggregate:

(A)	make, change or revoke any Tax election in a manner inconsistent with past practice;

(B)	adopt, change or revoke any accounting method with respect to Taxes;

(C)	amend any Tax Return in a manner inconsistent with past practice;

(D)	settle or compromise any Tax liability or any Claim, audit or other similar proceeding related to Taxes;

(E)	enter into any closing agreement with respect to any Tax;

(F)	consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment;

(G)	knowingly surrender any claim for a refund of Taxes;

(H)	enter into any Tax allocation, Tax sharing, Tax indemnification or similar agreement or arrangement (other than any customary commercial contract the principal subject of which is not Taxes); or

(I)

take or permit to be taken, or fail to take or permit a failure to take, any action that could reasonably be expected to impair, impede or prevent the Transactions from qualifying for the Intended Tax Treatment, provided that BTH and its Subsidiaries shall only be required to use commercially reasonable endeavours to take or permit to be taken such action or inaction; or

(xiv)	agree to do any of the matters set out above.

(c)	The obligations of BTH under clauses 6.1(a) and 6.1(b) do not apply in respect of any matter or event to the extent:

(i)	required to be done or procured by BTH or BTH Group pursuant to this deed, the BCA or the Scheme;

(ii)	Fairly Disclosed in the BTH Disclosure Letter or the Due Diligence Materials;

(iii)	Fairly Disclosed to the ASX or in a document lodged with ASIC within 24 months before the date of this deed;

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(iv)	SPAC and Pubco have provided prior written consent (such consent not to be unreasonably withheld, conditioned or delayed);

(v)

required to reasonably and prudently respond to an emergency or disaster (including a situation giving rise to a risk of personal injury or damage to property) or as required by or in light of the COVID-19 virus (or any mutation, variation or derivative of that virus) provided that the response does not have a BTH Material Adverse Change;

(vi)

required to reasonably and prudently respond to regulatory or legislative changes (including without limitation changes to subordinate legislation) affecting the business of BTH or a BTH Group Member to a material extent, provided that, to the extent reasonable practicable, BTH has consulted with SPAC and Pubco in good faith in respect of the proposal to take such action or not take such action (as applicable) and considers any reasonable and timely comments or requests of SPAC and/or Pubco in relation to such proposal in good faith;

(vii)

required by any applicable law or regulation, or by an order, injunction or undertaking of a court or Government Agency, or by generally accepted accounting standards or generally accepted accounting principles or any contractual obligation of any member of the BTH Group (but only to the extent such contract was (A) entered into, and a copy of which was Fairly Disclosed to SPAC and Pubco, before the date of this deed or (B) following the date of this deed in accordance with the terms hereof); or

(viii)	which is undertaken in response to a Competing Proposal which is, or would be reasonably likely to be, a Superior Proposal, but only to the extent permitted by clause 9.

6.2	Conduct of business – SPAC

(a)

Subject to clause 6.2(c), from the date of this deed up to and including the Implementation Date, SPAC must, and must ensure that each member of the SPAC Group (other than Pubco and Merger Sub), uses reasonable endeavours to:

(i)

conduct its business and operations in the ordinary and usual course and substantially consistent with the manner in which such business and operation has been conducted in the 12 months prior to the date of this deed;

(ii)

preserve its relationships with material customers, material suppliers, Government Agencies and any others having material business dealings with it, in each case, in all material respects, and to retain the services of its officers and key employees; and

(iii)	not take or fail to take any action that constitutes a SPAC Prescribed Occurrence.

(b)	Subject to clause 6.2(c), from the date of this deed up to and including the Implementation Date, SPAC must not, and must procure that the SPAC Group does not:

(i)	enter into any line of business or other activity in which the SPAC Group is not engaged as of the date of this deed;

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(ii)

in respect of any single transaction or series of related or similar transactions, acquire or dispose of any interest in a business, real property, entity or undertaking, the value of which exceeds USD $1,000,000 in aggregate

(iii)	in respect of any single transaction or series of related or similar transactions, incur or enter into commitments involving capital expenditure in excess of USD $1,000,000 in aggregate;

(iv)

enter into a new employment contract with a potential employee of the SPAC Group under which contract the total remuneration payable to that potential employee would exceed USD $250,000 in any 12 month period, other than to replace a role that becomes vacant after the date of this deed as a result of the resignation of an existing employee or in respect of a new employee who is employed in order to fill a role that is vacant as at the date of this deed;

(v)

terminate the employment of, or materially vary the terms of employment of, any individual in respect of which the total annual remuneration is greater than USD $225,000 (other than for cause or in the ordinary course of business);

(vi)

incur any additional financial indebtedness (except for draw-downs on existing banking facilities consistent with SPAC’s current budget or to refinance existing financing arrangements or agreements as of the date of this deed, provided that the principal amount of obligations and leverage ratio do not increase in any such refinancing), or guarantee the obligations of any person other than a member of the SPAC Group, other than:

(A)	in the usual and ordinary course of business;

(B)	any such financial indebtedness or refinancing (irrespective of what form that takes) to or among members of the SPAC Group; or

(C)	in connection with derivative or similar transactions to manage exposure to the fluctuation in the rate or price of currency or interest rates (other than purely for speculative purposes).

(vii)	give or agree to give a financial benefit to a related party of SPAC;

(viii)	enter into, materially vary or terminate any contract under which the SPAC Group would receive revenue, or make expenditure, of more than USD $500,000 over the life of the contract;

(ix)	settle any legal proceedings, claim, investigation, arbitration or other like proceeding where the settlement amount exceeds USD $500,000;

(x)	declare, pay or distribute any dividend, bonus or other share of its profits or assets or return or agree to return any capital to its members;

(xi)	amend or otherwise change the organisational documents of SPAC or form any Subsidiary of SPAC;

(xii)	alter in any material respect any accounting policy of any member of the SPAC Group, other than any change required by applicable accounting standards;

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(xiii)

acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organisation or enter into any strategic joint ventures, partnerships or alliances with any other person;

(xiv)	other than as would not be material individually or in the aggregate:

(A)	make, change or revoke any Tax election in a manner inconsistent with past practice;

(B)	adopt, change or revoke any accounting method with respect to Taxes;

(C)	amend any Tax Return in a manner inconsistent with past practice;

(D)	settle or compromise any Tax liability or any Claim, audit or other similar proceeding related to Taxes;

(E)	enter into any closing agreement with respect to any Tax;

(F)	consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment;

(G)	knowingly surrender any claim for a refund of Taxes;

(H)	enter into any Tax allocation, Tax sharing, Tax indemnification or similar agreement or arrangement (other than any customary commercial contract the principal subject of which is not Taxes); or

(I)

take or permit to be taken, or fail to take or permit a failure to take, any action that could reasonably be expected to impair, impede or prevent the Transactions from qualifying for the Intended Tax Treatment, provided that SPAC shall only be required to use commercially reasonable endeavours to take or permit to be taken such action or inaction.

(xv)

reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any SPAC securities, but excluding distributions from the Trust Fund to the shareholders of SPAC upon the redemption of their shares that are required pursuant to the organisational documents of SPAC;

(xvi)

issue, sell, pledge, dispose of, grant or encumber, or authorise the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class or other securities of SPAC, or any options, warrants, convertible securities, or other rights of any kind to acquire any shares, or any other ownership interest (including without limitation, any phantom interest) of SPAC;

(xvii)	amend the Trust Agreement or any other agreement related to the Trust Fund; or

(xviii)	agree to do any of the matters set out above.

(c)	The obligations of SPAC under clauses 6.2(a) and 6.2(b) do not apply in respect of any matter or event to the extent:

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(i)	required to be done or procured by SPAC pursuant to this deed, the BCA or the Scheme;

(ii)

Fairly Disclosed in filings of SPAC to NASDAQ, or a publicly available document lodged by it with the SEC, or which would be disclosed in a search of the SEC records or NASDAQ announcements in relation to SPAC, in each case (where the filing, lodgement, record or announcement was made) within the 24 months before the date of this deed;

(iii)	BTH has provided prior written consent (such consent not to be unreasonably withheld, conditioned or delayed);

(iv)

required to reasonably and prudently respond to an emergency or disaster (including a situation giving rise to a risk of personal injury or damage to property) or as required by or in light of the COVID-19 virus (or any mutation, variation or derivative of that virus) provided that the response does not have a SPAC Material Adverse Change;

(v)

required to reasonably and prudently respond to regulatory or legislative changes (including without limitation changes to subordinate legislation) affecting the business of SPAC or a SPAC Group Member to a material extent, provided that, to the extent reasonable practicable, SPAC has consulted with BTH in good faith in respect of the proposal to take such action or not take such action (as applicable) and considers any reasonable and timely comments or requests of BTH in relation to such proposal in good faith; or

(vi)

required by any applicable law or regulation, or by an order, injunction or undertaking of a court or Government Agency, or by generally accepted accounting standards or generally accepted accounting principles or any contractual obligation of any member of the SPAC Group (but only to the extent such contract was (A) entered into, and a copy of which was Fairly Disclosed to BTH, before the date of this deed or (B) following the date of this deed in accordance with the terms hereof).

6.3	Conduct of business – Pubco and Merger Sub

(a)	Each of Pubco and Merger Sub must not, from the date of this deed up to and including Implementation, except to the extent contemplated by this document, the BCA or the Transaction:

(i)

engage in any activities other than (a) the execution of any Transaction Documents to which it is to be a party and (b) the performance of its obligations under this deed or the other Transaction Documents to which it is (or is contemplated to be) a party in furtherance of the Transactions;

(ii)	register the transfer or purported transfer of any Pubco Ordinary Shares and ordinary shares of Merger Sub, respectively;

(iii)	carry on business, grant any right or incur any liability;

(iv)	convert all or any of its shares into a larger or smaller number of shares;

(v)	permit any transfer of its shares to occur, or any encumbrance or trust to be created over or in respect of its shares (or any interest in them);

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(vi)	resolve to reduce its share capital in any way or resolve to reclassify, combine, split or redeem or repurchase directly or indirectly any of its shares;

(vii)	undertake to:

(A)	repurchase, redeem or otherwise acquire any shares of Pubco or Merger Sub, or agree to do any of the foregoing;

(B)	enter into a buy-back agreement; or

(C)	resolve to approve the terms of a buy-back agreement;

(viii)	make or declare, or announce an intention to make or declare, any distribution (whether by way of dividend, capital reduction or otherwise and whether in cash or in specie);

(ix)	undertake to:

(A)	issue any shares;

(B)	grant an option over its shares; or

(C)	agree to make an issue of or grant an option over shares;

(x)	issue or agree to issue securities or other instruments convertible into shares;

(xi)	adopt a new constitution or modify or repeal its constitution or a provision of it;

(xii)	undertake to:

(A)	acquire or dispose of;

(B)	agree to acquire or dispose of; or

(C)	offer, propose, announce a bid or tenders for, any business, entity or undertaking or assets;

(xiii)	create, or agree to create, any encumbrance over or declares itself the trustee of any of its business or property;

(xiv)	merge or consolidate with any other person or restructure, reorganise or completely or partially liquidates or dissolve;

(xv)	undergo an Insolvency Event;

(xvi)	enter into any agreement, contract or commitment;

(xvii)	engage any employee;

(xviii)	incur, assume, guarantee or become liable for any additional financial indebtedness;

(xix)	incur or make any expenditure;

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(xx)	own any real or personal property;

(xxi)	commence any legal proceedings, or threaten to do so;

(xxii)	other than as would not be material individually or in the aggregate:

(A)	make, change or revoke any Tax election in a manner inconsistent with past practice;

(B)	adopt, change or revoke any accounting method with respect to Taxes;

(C)	amend any Tax Return in a manner inconsistent with past practice;

(D)	settle or compromise any Tax liability or any Claim, audit or other similar proceeding related to Taxes;

(E)	enter into any closing agreement with respect to any Tax;

(F)	consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment;

(G)	knowingly surrender any claim for a refund of Taxes;

(H)	enter into any Tax allocation, Tax sharing, Tax indemnification or similar agreement or arrangement (other than any customary commercial contract the principal subject of which is not Taxes); or

(I)

take or permit to be taken, or fail to take or permit to be failed to be taken, any action that could reasonably be expected to impair, impede or prevent the Transactions from qualifying for the Intended Tax Treatment, provided that Pubco or Merger Sub (as applicable) shall only be required to use commercially reasonable endeavours to take or permit to be taken such action or inaction; or

(xxiii)	agree to do any of the matters set out above that it is restricted from doing.

(b)	The obligations of Pubco and Merger Sub under clause 6.2(a) do not apply in respect of any matter or event to the extent:

(i)	required to be done or procured by Pubco or Merger Sub (as applicable) pursuant to this deed, the BCA or the Scheme;

(ii)	BTH has provided prior written consent (such consent not to be unreasonably withheld, conditioned or delayed);

(iii)

required to reasonably and prudently respond to an emergency or disaster (including a situation giving rise to a risk of personal injury or damage to property) or as required by or in light of the COVID-19 virus (or any mutation, variation or derivative of that virus) provided that the response does not have a Pubco Material Adverse Change or a Merger Sub Material Adverse Change;

(iv)

required to reasonably and prudently respond to regulatory or legislative changes (including without limitation changes to subordinate legislation) affecting the business of Pubco or Merger Sub to a material extent, provided that, to the extent reasonable practicable, Pubco and/or Merger Sub (as applicable) has consulted with BTH in good faith in respect of the proposal to take such action or not take such action (as applicable) and considers any reasonable and timely comments or requests of BTH in relation to such proposal in good faith; or

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(v)

required by any applicable law or regulation, or by an order, injunction or undertaking of a court or Government Agency, or by generally accepted accounting standards or generally accepted accounting principles or any contractual obligation of Pubco or Merger Sub (but only to the extent such contract was (A) entered into, and a copy of which was Fairly Disclosed to BTH, before the date of this deed or (B) following the date of this deed in accordance with the terms hereof).

6.4	Access

(a)

Subject to clauses 6.4(b) and 6.4(d), from the date of this deed to the Implementation Date, each of BTH and SPAC must provide the other parties (as applicable) with reasonable access (subject to the Confidentiality Deed) during normal business hours and on reasonable notice to the management, offices, books, records and business operations of BTH or SPAC (as applicable) that the other party (as applicable) reasonably requires for the sole purpose of:

(i)	implementing the Transaction; or

(ii)	any other purpose agreed in writing between the parties (acting reasonably).

(b)	The parties acknowledge that their rights and obligations under clause 6.4(a) shall be subject to the Confidentiality Deed and all applicable laws or requirements of any Government Agency.

(c)	Each party must, and must use reasonable endeavours to procure that its representatives, each of their Related Bodies Corporate and their respective representatives:

(i)	keep all information obtained by it or them as a result of this clause 6.4 confidential in accordance with the terms of the Confidentiality Deed;

(ii)	provide the other party with reasonable notice of any request for information or access; and

(iii)	comply with the reasonable requirements of the other party in relation to any access granted.

(d)	Subject to clause6.4(e), BTH must provide a copy to SPAC, as soon as practicable after they are available, of:

(i)	monthly management accounts and financial reports (including in relation to key financials and business operating metrics of BTH and each BTH Group member); and

(ii)	all financial information from monthly BTH Board packs and/or BTH Board materials.

(e)

Nothing in clause 6.4(a) or 6.4(d) gives a party any rights to undertake further due diligence investigations or any rights as to the decision making of the other party (or its Related Bodies Corporate) or its business, or requires the other party or any of its Related Bodies Corporate to:

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(i)	disclose or make available any information in breach of an obligation of confidentiality to any person or applicable privacy laws;

(ii)	take any action that would be reasonably expected to result in a breach of any applicable law, order, rule or direction of any Government Agency, or the entity’s constituent documents;

(iii)

in relation to BTH only, without limitation to any other party’s obligations and covenants in clause 9, disclose or make available any information concerning the consideration of the Transaction or any actual or potential Competing Proposal (including for the avoidance of doubt any Competing Proposal made prior to the date of this deed) by the other party, or any professional advice in relation to those matters; or

(iv)

provide any confidential, competitively sensitive or privileged information where the provision of such information is reasonably likely to cause prejudice to the commercial or legal interests of the other party taken as a whole, or would be reasonably likely to jeopardise any attorney-client, work product or other legal privilege provided the other party takes reasonable steps to satisfy the reasonable information requests of the party concerning that matter (which includes, for the avoidance of doubt, redacting any confidential, competitively sensitive or privileged information); or

(v)	do anything that would, in the reasonable opinion of the other party (acting in good faith), result in undue disruption to the other party’s and its Related Bodies Corporate’s business.

6.5	Change of control

As soon as practicable after the date of this deed, the parties must:

(a)

seek to identify any change of control, unilateral termination rights, renewal or similar provisions in any material contract to which a member of the BTH Group is party which may be triggered by the implementation of the Transaction (Change of Control Requirements); and

(b)

each acting reasonably, agree a proposed strategy (which, among other things, will have due regard to applicable legal restrictions) to seek any consents or waivers required in accordance with the terms of any identified Change of Control Requirements, and, if agreed between the parties as part of the proposed strategy, to then promptly seek those consents in accordance with the agreed strategy, but on the basis that (unless otherwise agreed in writing between the parties):

(i)	BTH will initiate contact, with the relevant counterparties and request that they provide any consents or confirmations required or appropriate;

(ii)

Neither SPAC or Pubco (or any Person acting on behalf of either of them) may contact any counterparties without BTH’s prior written consent (which is not to be unreasonably withheld, conditioned or delayed);

(iii)

BTH must cooperate with, and provide reasonable assistance to, SPAC and Pubco to obtain such consents or confirmations as expeditiously as reasonably practicable, including by promptly providing any information reasonably required by counterparties, provided that, nothing in this clause 6.5(b)(iii) requires BTH to (or consent to) (A) agree to any amendments to the relevant material contract or (B) pay any monies to the counterparty, other than as provided for in the relevant material contract;

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(iv)

SPAC and Pubco must take all action necessary to comply with any requirements of the counterparties that are reasonably necessary to obtain the relevant consent or confirmation, including providing any information required and entering into parent guarantees or such other forms of guarantee or security as counter-parties may reasonably require and make officers and employees available, where necessary to meet with counter- parties to deal with any issues arising in relation to the matter, provided that, nothing in this clause 6.5(b)(iv) requires SPAC or Pubco (as applicable) to (or consent to) (A) agree to any amendments to the relevant material contract or (B) pay any monies to the counterparty, other than as provided for in the relevant material contract; and

(v)

provided that each other party has complied with this clause 6.5, a failure by a member of the BTH Group to obtain any Third Party consent, waiver or confirmation, or the exercise of a termination right, will not constitute a breach of this deed by BTH and, together with any consequences that arise, will be disregarded when assessing the operation of any other provision of this deed.

6.6	Appointment of directors

Pubco must, as soon as practicable on the Implementation Date, after the Scheme Consideration has been provided to Scheme Shareholders in accordance with the terms of the Scheme, take all actions necessary to put in place the Post-Closing Pubco Board in accordance with the terms of the BCA.

6.7	Integration Committee

(a)	On and from the date of this deed up to and including the Implementation Date, the parties agree to establish a committee (Integration Committee) initially comprising of the following individuals:

(i)	as representatives of BTH: Tom Amos, Wayne Stevenson, David Keane, Cyril Desouza, Charles Chapman and Lucy Rowe; and

(ii)	as representative of SPAC: Harsh Shethia.

(b)	The role of the Integration Committee will be to act as a forum for discussion and planning in respect of:

(i)	the performance of the business of BTH;

(ii)	implementation of the Transaction in accordance with this deed;

(iii)	matters related to integration planning, including employee retention and incentivisation, stakeholder engagement and communications, business operations and functions or processes; and

(iv)	the process referred to in clause 6.5.

(c)

The Integration Committee will meet not less than once every two weeks, commencing on the one-week anniversary of the date of this deed, and at such other times as agreed between the members of the Integration Committee from time to time. Meetings may be held via telephone or other forms of technology that provide representatives with an opportunity to participate.

(d)	The parties acknowledge and agree that:

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(i)

the Integration Committee is a discussion and planning forum only, and the members of the Integration Committee do not have power to bind the other party or to give any consent, approval or waiver on behalf of such other party;

(ii)	nothing in this clause 6.7 or elsewhere in this deed requires a party to:

(A)	act at the direction of the other party or is intended to create a relationship of partnership, joint venture or similar between the parties; or

(B)	take any action that would reasonably be expected to conflict with or violate the entity’s constituent documents or any law;

(iii)	the respective businesses of SPAC and the BTH Group are to continue to operate independently until, and subject to, the implementation of either Transaction; and

(iv)

nothing in this clause 6.7 requires any of BTH’s representatives on the Integration Committee to do anything which would unduly interfere with their responsibilities to BTH and the ongoing conduct of BTH’s business.

6.8	Tax Covenants

(a)

(Transfer Taxes) the parties shall ensure that all Transfer Taxes incurred in connection with this deed, or the consummation of the Scheme, BCA, this deed or other transactions contemplated by the BCA or this deed are timely paid in full to the applicable taxing authorities, and Pubco shall file, or cause to be filed, all necessary Tax Returns with respect to all such Transfer Taxes. The parties shall use commercially reasonable endeavours to obtain any certificate or other document from any Government Agency or any other person or take any other reasonable action as may be necessary to mitigate, reduce or eliminate any Transfer Tax that could be imposed in connection with the Scheme, BCA, this deed or other transactions contemplated by the BCA or this deed.

(b)

(Tax Reporting) to the greatest extent permitted by applicable law, each of the parties agrees not to make any Tax filing or otherwise take any position inconsistent with the Scheme, BCA, this deed or other transactions contemplated by the BCA or this deed qualifying for the Intended Tax Treatment, and to cooperate with each other party to make any filings, statements or reports required to effect, disclose or report the Scheme, BCA, this deed or other transactions contemplated by the BCA or this deed as qualifying for the Intended Tax Treatment. No such party shall assert that such reporting is not permitted by law, or otherwise take a position inconsistent with the Intended Tax Treatment, unless (i) such party first makes a determination in good faith based on advice of a law firm or accounting firm that such reporting is not permitted by applicable law and (ii) consults in good faith with the other parties and the Sponsor about such determination. Notwithstanding the foregoing or anything else to the contrary contained in Scheme, BCA, this deed or other transactions contemplated by the BCA or this deed, the parties acknowledge and agree that except as expressly provided in paragraph (x) of Schedule 3 and paragraph (o) of Schedule 5 no party is making any representation or warranty as to the qualification of any of the Scheme, BCA, this deed or other transactions contemplated by the BCA or this deed as a non-taxable transaction for U.S. federal income Tax purposes or as to the effect, if any, that any transaction consummated on, after or prior to the SPAC Merger Effective Time or Scheme Acquisition Effective Time has or may have on the U.S. federal income Tax treatment of the Scheme, BCA, this deed or other

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transactions contemplated by the BCA or this deed. Each of the parties acknowledges and agrees that (A) it has had the opportunity to obtain independent legal and Tax advice with respect to the Scheme, BCA, this deed or other transactions contemplated by the BCA or this deed, and (B) none of BTH, SPAC, Pubco, Merger Sub any other Person shall have any liability or obligation to any person if any transaction is determined not to qualify for the Intended Tax Treatment or otherwise not to qualify as a non-taxable transaction to SPAC’s or BTH shareholders for U.S. federal income Tax purposes except to the extent in breach of a covenant under Section 6.1, Section 6.2 or Section 6.3.

(c)

Merger Sub will elect to be disregarded as an entity separate from Pubco for U.S. federal income tax purposes effective as of the day of its formation and will not subsequently change such classification.

7	Board recommendation

7.1	BTH recommendation

(a)	Subject to clause 7.3, BTH represents and warrants to SPAC and Pubco, as at the date of this deed, that it has been advised by each BTH director that:

(i)	he or she will act in accordance with this clause 7;

(ii)	he or she will recommend that BTH Shareholders vote in favour of the Scheme at the Scheme Meeting;

(iii)

they do not hold any interest, directly or indirectly, that, as far as they are aware, would prevent them from making a recommendation or stating an intention as contemplated in clauses 7.2(a) and 7.2(b), respectively; and

(iv)	he or she intends to vote, or cause to be voted, all BTH Shares which he or she controls in favour of the Scheme at the Scheme Meeting,

in each case, in the absence of a Superior Proposal and subject to the Independent Expert concluding in the Independent Expert’s Report that the Scheme is in the best interests of Scheme Shareholders.

7.2	BTH’s Statement to contain recommendation

Subject to clause 7.3, BTH must procure that the Scheme Booklet and the public announcement contemplated by clause 14.2 includes:

(a)

a unanimous recommendation by the BTH Board that, in the absence of a Superior Proposal and subject to the Independent Expert opining at all times prior to the Second Court Date that the Scheme is in the best interests of BTH Shareholders, BTH Shareholders vote in favour of the Scheme (BTH Recommendation); and

(b)

a statement by each BTH director that he or she intends to vote in favour of the Scheme in respect of all BTH Shares controlled or held by, or on behalf of, that BTH director in the absence of a Superior Proposal and subject to the Independent Expert opining at all times prior to the Second Court Date that the Scheme is in the best interests of BTH Shareholders (BTH Voting Intention).

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7.3	Withdrawal or modification of BTH Recommendation and BTH Voting Intention

(a)	BTH must use its best endeavours to ensure that no director of BTH (both individually and collectively together with the other members of the BTH Board):

(i)	changes, withdraws, qualifies or modifies his or her BTH Recommendation or BTH Voting Intention;

(ii)

makes any public statement or recommendation (A) that is inconsistent with his or her BTH Recommendation and/or BTH Voting Intention of the Scheme or (B) supporting or endorsing a Competing Proposal; or

in each case except:

(iii)

where BTH receives a Competing Proposal and the relevant BTH director determines, after all of SPAC’s rights under clause 9.6 have been exhausted, that the Competing Proposal constitutes a Superior Proposal;

(iv)

where the Independent Expert opines, either prior to the despatch of the Scheme Booklet or prior to the 8:00am on the Second Court Date, that the Scheme is not in the best interests of BTH Shareholders; or

(v)

if permitted by clause 9.7, provided that the actual, proposed or potential Competing Proposal was not directly or indirectly brought by, or facilitated by, a breach by BTH of clauses 9.1, 9.2, 9.3 or 9.4 and BTH has complied with its obligations under clause 9.5.

(b)

SPAC acknowledges and agrees that, notwithstanding any other term of this deed, one or more directors of BTH may not make a recommendation under clause 7.1 or 7.2 or may change, withdraw or modify his or her recommendation without being in breach of clause 7.1 or 7.2, in response to a requirement or request of the Court or a Government Agency that the relevant BTH director abstain or withdraw from making a BTH Recommendation and/or BTH Voting Intention.

(c)

For the purposes of this clause 7, customary qualifications and explanations contained in the Scheme Booklet and any public announcements in relation to a BTH Recommendation or BTH Voting Intention (including, for the avoidance of doubt, the public announcement contemplated by clause 14.2) to the effect that the BTH Recommendation or BTH Voting Intention is made:

(i)	in the absence of a Superior Proposal;

(ii)

in respect of any public announcement issued before the issue of the Scheme Booklet, ‘subject to the Independent Expert concluding in the Independent Expert’s Report (and continuing to conclude) that the Scheme is in the best interests of BTH Shareholders’; and

(iii)

in respect of the Scheme Booklet and any public announcements issued at the time of or after the issue of the Scheme Booklet, ‘subject to the Independent Expert continuing to conclude that the Scheme is in the best interests of BTH Shareholders’, will not be regarded as a failure to make, or an adverse change, withdrawal, adverse modification or adverse qualification of, a BTH Recommendation or BTH Voting Intention.

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(d)

Despite anything to the contrary in this clause 7, a statement made by BTH (or any BTH director) to the effect that no action should be taken by BTH Shareholders pending the assessment of a Competing Proposal by the BTH Board or any statement contemplated by clause 9.6(f) shall not contravene this clause 7.

7.4	SPAC Board Recommendation

SPAC must procure that the SPAC Board unanimously recommends that SPAC Shareholders vote in favour of the SPAC Proposals in any communications in relation to the Transaction with SPAC Shareholders and must not withdraw or change that recommendation or make any public statement or recommendation (a) that is inconsistent with that recommendation or (b) supporting a Competing Proposal.

8	Representations and warranties

8.1	SPAC Warranties

SPAC represents and warrants to BTH, Pubco and Merger Sub each of the SPAC Warranties as at the date of this deed and at 8:00am on the Second Court Date (except where any statement is expressed to be made only at a particular date, in which case it is given only at that date).

8.2	BTH Warranties

BTH represents and warrants to SPAC, Pubco and Merger Sub each of the BTH Warranties as at the date of this deed and at 8:00am on the Second Court Date (except where any statement is expressed to be made only at a particular date, in which case it is given only at that date).

8.3	Pubco Warranties

Pubco represents and warrants to BTH and SPAC each of the Pubco Warranties as at the date of this deed and at 8:00am on the Second Court Date (except where any statement is expressed to be made only at a particular date, in which case it is given only at that date).

8.4	Merger Sub Warranties

Merger Sub represents and warrants to BTH and SPAC each of the Merger Sub Warranties as at the date of this deed and at 8:00am on the Second Court Date (except where any statement is expressed to be made only at a particular date, in which case it is given only at that date).

8.5	Qualifications on SPAC Warranties

The SPAC Warranties are each subject to and are qualified by matters that:

(a)	are provided for in this deed;

(b)	have been Fairly Disclosed by SPAC in a document lodged with the SEC (and publicly available) within 24 months prior to the date of this deed; or

(c)	are within the actual knowledge of BTH or its Advisers as at the date of this deed.

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8.6	Qualifications on Pubco Warranties

The Pubco Warranties are each subject to and are qualified by matters that:

(a)	are provided for in this deed; or

(b)	are within the actual knowledge of BTH or its Advisers or as at the date of this deed.

8.7	Qualifications on BTH Warranties

The BTH Warranties are each subject to and are qualified by matters that:

(a)	are provided for in this deed;

(b)	have been Fairly Disclosed by BTH to ASX or in a document lodged with ASIC (and publicly available) within 24 months prior to the date of this deed;

(c)	have been Fairly Disclosed in the Due Diligence Materials or the BTH Disclosure Letter; or

(d)	would have been Fairly Disclosed to SPAC had SPAC conducted searches 7 days before the date of this deed of public records maintained by:

(i)	ASIC;

(ii)	the register established under the Personal Property Securities Act 2009 (Cth);

(iii)	Land Titles Offices in each Australian State and Territory;

(iv)	IP Australia; and

(v)	the High Court of Australia, Federal Court of Australia and the Supreme Courts of each state and territory in Australia; or

(e)	are within the actual knowledge of SPAC or its Advisers as at the date of this deed.

8.8	No representation or reliance

(a)

Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this deed, except for representations or inducements expressly set out in this deed and (to the maximum extent permitted by law) all other representations, warranties and conditions implied by statute or otherwise in relation to any matter relating to this deed, the circumstances surrounding the parties’ entry into it and the transactions contemplated by it are expressly excluded.

(b)

Each party acknowledges and confirms that it does not enter into this deed in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this deed.

8.9	No survival

Each representation and warranty in clauses 8.1, 8.2, 8.3 and 8.4 is severable and does not survive termination of this deed or implementation of the Scheme, and will be taken to have no further force or effect on and from termination of this deed or implementation of

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the Scheme. No covenant or agreement of any party contained in this deed (other than in clauses 10, 11, 12 and 16.2 to 16.14 (inclusive)) which is to be performed or complied with prior to or at the implementation of the Scheme shall survive the implementation of the Scheme, and will be taken to have no further force or effect on and from implementation of the Scheme.

9	Exclusivity

9.1	No existing discussions

Each party represents and warrants to the other party that, as at the date of this deed, it and each of its Related Bodies Corporate:

(a)	is not participating in any discussions or negotiations with a Third Party that concern, or that could reasonably be expected to lead to, a Competing Proposal;

(b)	has ceased any discussions or negotiations with any Third Party in relation to any actual, proposed or potential Competing Proposal;

(c)

is not a party to any agreement, arrangement or understanding with a Third Party in relation to any actual, proposed or potential Competing Proposal (for the avoidance of doubt, in each case whether in writing or otherwise);

(d)

has ceased to provide or make available any information in relation to such party or any of its Related Bodies Corporate to a Third Party where such information was provided for the purpose of facilitating, or could reasonably be expected to lead to, a Competing Proposal;

(e)

has requested in writing the return or destruction of any information (with such return or destruction to be effected as soon as practicable) in relation to such party or any of its Related Bodies Corporate provided to a Third Party at any time within the 12 months prior to the date of this deed, where such information was provided for the purpose of facilitating, or could reasonably be expected to lead to, a Competing Proposal.

9.2	No-shop

During the Exclusivity Period, each party must not, and must ensure that its Related Bodies Corporate and their respective Authorised Persons do not, directly or indirectly:

(a)	solicit, invite, initiate or encourage any Competing Proposal;

(b)

solicit, invite, initiate or encourage any enquiries, proposals, discussions or negotiations with any Third Party in relation to, or that could reasonably be expected to lead to, an actual, proposed or potential Competing Proposal; or

(c)	communicate any intention to do any of these things referred to in clauses 9.2(a) or 9.2(b).

9.3	No-talk

Subject to clause 9.7 (in respect of BTH only), during the Exclusivity Period, each party must not, and must ensure that its Related Bodies Corporate and their respective Authorised Persons do not, directly or indirectly:

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(a)

facilitate, continue, negotiate, accept or enter into, or offer to facilitate, continue, negotiate, accept or enter into, or participate in, or offer to participate in, negotiations or discussions with any person;

(b)	negotiate, accept or enter into any agreement, arrangement or understanding;

(c)	communicate any intention to do any of these things,

in relation to (or which may reasonably be expected to lead to) an actual, proposed or potential Competing Proposal.

9.4	No due diligence

Subject to clause 9.7 (in respect of BTH only), during the Exclusivity Period, except with the prior written consent of the other parties, each party must not, and must ensure that its Related Bodies Corporate and their respective Authorised Persons do not, directly or indirectly:

(a)

solicit, invite, initiate, or encourage any person (other than the other parties) to undertake due diligence investigations in respect of such party, its Related Bodies Corporate, or any of their businesses and operations, in connection with such person formulating, developing or finalising, or assisting in the formulation, development or finalisation of, an actual, proposed or potential Competing Proposal; or

(b)

disclose, make available to any person (other than the other parties) or permit any such person to receive any non-public information relating to such party, its Related Bodies Corporate, or any of their businesses and operations, in connection with such person formulating, developing or finalising, or assisting in the formulation, development or finalisation of, an actual, proposed or potential Competing Proposal.

9.5	Notification of approaches

(a)	During the Exclusivity Period, each party must promptly notify the other parties in writing of:

(i)

any approach, attempt, inquiry or proposal made by any person to such party, any of its Related Bodies Corporate or any of their respective Authorised Persons, to initiate any discussions or negotiations that concern an actual, proposed or potential Competing Proposal;

(ii)

any request made by any Third Party to such party, any of their respective Related Bodies Corporate, or any of their respective Authorised Persons, for any information relating to such party, its Related Bodies Corporate, or any of their businesses and operations, in connection with such person formulating, developing or finalising, or assisting in the formulation, development or finalisation of, an actual, proposed or potential Competing Proposal; and

(iii)

provision by such party, any of their respective Related Bodies Corporate or any of their respective Authorised Persons of any information concerning the business or operations of such party, its Related Bodies Corporate, or any of their businesses and operations to any Third Party (other than a Government Agency) in connection with an actual, proposed or potential Competing Proposal or any of the things described in clauses 9.5(a)(i) and 9.5(a)(ii),

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whether direct or indirect, solicited or unsolicited, and in writing or otherwise. For the avoidance of doubt, any of the acts described in clauses 9.5(a)(i) to 9.5(a)(iii) may only be taken if permitted by clause 9.7.

(b)

A notice given under clause 9.5(a) must include all material details of the Competing Proposal (including the price (or if not cash, implied value), funding, form of consideration, proposed deal protection provisions, conditions, timing, break fee provisions and other key terms of any Competing Proposal and the identity of the proponent(s) of any such proposal), in each case to the extent known by such party.

(c)	During the Exclusivity Period, each party must promptly provide the other parties with:

(i)	in the case of written materials, a copy of; or

(ii)	in any other case, a written statement of,

any non-public information relating to such party, its Related Bodies Corporate, or any of their businesses and operations made available or received by any person in connection with such person formulating, developing or finalising, or assisting in the formulation, development or finalisation of, an actual, proposed or potential Competing Proposal and which has not previously been provided to the other parties and is not commercially sensitive information of that person.

9.6	Matching right

(a)

If BTH is permitted by virtue of clause 9.7 to engage in activity that would otherwise breach any of clauses 9.3 or 9.4, BTH must ensure that it has in place, or enters into, a confidentiality agreement with the person who has made the applicable Competing Proposal (Rival Acquirer) on customary terms and must not enter into any other agreement, understanding or commitment in respect of a Competing Proposal or a potential Competing Proposal except as permitted by clause 9.6(b).

(b)	If BTH receives an actual, proposed or potential Competing Proposal and as a result, any BTH director proposes to either:

(i)	change, withdraw or modify his or her BTH Recommendation or BTH Voting Intention; or

(ii)

approve or recommend entry into any agreement, commitment, arrangement or understanding relating to the actual, proposed or potential Competing Proposal (other than a confidentiality agreement contemplated by clause 9.6(a)), no BTH director must do so until each of the following has occurred:

(iii)	the relevant BTH director has made the determination contemplated by clause 9.7(b) in respect of that actual, proposed or potential Competing Proposal;

(iv)	BTH has given SPAC written notice (Relevant Notice) of the BTH director’s proposal to take the action referred to in clauses 9.6(b)(i) or 9.6(b)(ii) (subject to SPAC’s rights under clause 9.6(d));

(v)	subject to clause 9.6(c), BTH has given SPAC all information required by clause 9.5(b);

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(vi)	SPAC’s rights under clause 9.6(d) have been exhausted; and

(vii)

the BTH directors have made the determination contemplated by clause 9.7(b) in respect of that actual, proposed or potential Competing Proposal after SPAC’s rights under clause 9.6(d) have been exhausted and after evaluation of any Counter Proposal.

(c)

Prior to giving SPAC the information under clause 9.6(b)(v), BTH must advise the Rival Acquirer that the Rival Acquirer’s name and other details which may identify the Rival Acquirer, as well as the key terms of the actual, proposed or potential Competing Proposal, will be provided by BTH to SPAC on a confidential basis.

(d)

If BTH gives a Relevant Notice to SPAC under clause 9.6(b)(iv), SPAC will have the right, but not the obligation, at any time during the period of 4 Business Days following the receipt of the Relevant Notice, to amend the terms of the Transaction including increasing the amount of consideration offered under the Transaction or proposing any other form of transaction (each a Counter Proposal), and if it does so then the BTH directors must review the Counter Proposal in good faith. If the BTH directors determine that the Counter Proposal would provide an equivalent or superior outcome to BTH and the BTH Shareholders as a whole compared with the Competing Proposal (having regard to the matters noted in clause 9.7(b) and after having received advice from its external legal and financial advisors), then BTH and SPAC must use their reasonable endeavours to agree the amendments to this deed that are reasonably necessary to reflect the Counter Proposal and to enter into an amended agreement to give effect to those amendments and to implement the Counter Proposal as soon as reasonably practicable, and BTH must use reasonable endeavours to procure that the BTH directors recommend the Counter Proposal to the BTH Shareholders and not recommend the applicable Competing Proposal (other than as expressly permitted by this deed).

(e)

For the purposes of this clause 9.6, each successive material modification of any Third Party expression of interest, offer or proposal in relation to an actual, proposed or potential Competing Proposal will constitute a new Competing Proposal and the procedures set out in clause 9.6 must again be followed prior to any BTH Group Member entering into any definitive agreement of the type referred to in clause 9.6(b)(ii) in respect of such actual, proposed or potential Competing Proposal.

(f)	Despite any other provision in this deed, a statement by BTH, the BTH Board or any BTH director only to the effect that:

(i)	the BTH Board has determined that a Competing Proposal is a Superior Proposal and has commenced the matching right process set out in this clause 9.6; or

(ii)	BTH Shareholders should take no action pending the completion of the matching right process set out in this clause 9.6,

does not by itself:

(iii)	constitute an adverse change, withdrawal, adverse modification or adverse qualification of the BTH Recommendation, BTH Voting Intention or an endorsement of a Competing Proposal;

(iv)	contravene this deed;

(v)	give rise to an obligation to pay the Break Fee under clause 10.4; or

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(vi)	give rise to a termination right under clause 12.3.

9.7	Fiduciary out

The restrictions in clauses 9.3 and 9.4 do not apply to restrict BTH or any of its Related Bodies Corporate and their respective Authorised Persons from taking or refusing to take any action with respect to a Competing Proposal (in relation to which there has been no contravention of this clause 9) provided that:

(a)	the Competing Proposal is bona fide and is made by or on behalf of a person that the BTH board considers is of sufficient commercial standing; and

(b)	the BTH board has determined in good faith after:

(i)	consultation with BTH’s financial adviser, that the Competing Proposal is or may reasonably be expected to lead to a Superior Proposal; and

(ii)

receiving written advice from the receiving party’s external legal advisers experienced in transactions of this nature, that failing to take the action or refusing to take the action (as the case may be) with respect to the Competing Proposal would, or would be reasonably likely to, be inconsistent with the fiduciary or statutory duties owed by BTH’s directors under applicable law, or it would otherwise be unlawful not to take that action, provided that the actual, proposed or potential Competing Proposal was not directly or indirectly brought by, or facilitated by, a breach of clauses 9.1, 9.2, 9.3 or 9.4 and BTH has complied with its obligations under clause 9.5.

For the avoidance of doubt, nothing in this clause 9 prevents or restricts BTH from responding to an expression of interest, offer, proposal or discussion in relation to, or that may be reasonably expected to encourage or lead to, an actual, proposed or potential Competing Proposal to (i) acknowledge receipt and/or (ii) advise that Third Party that BTH is bound by the provisions of this clause 9 and is only able to engage in negotiations, discussions or other communications if the fiduciary out in this clause 9.7 applies.

9.8	Compliance with law

(a)	This clause 9 imposes obligations on each party only to the extent that the performance of all or part of those obligations:

(i)	does not constitute unacceptable circumstances as declared by the Australian Takeovers Panel; and

(ii)	is not determined to be unlawful by a court (including by virtue of it being a breach of such party’s board’s fiduciary or statutory duties),

subject to all proper avenues of appeal and review, judicial and otherwise, having been exhausted.

(b)

The parties must not make, or cause or permit to be made, any application to the Australian Takeovers Panel or a court for or in relation to a declaration or determination of a kind referred to in clause 9.8(a).

9.9	Normal provision of information

Nothing in this clause 9 prevents a party from:

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(a)	providing information to its Representatives;

(b)	providing information to any Government Agency;

(c)	fulfilling its legal obligations, including its obligations under the Listing Rules or to any Government Agency;

(d)	providing information to its auditors, customers, financiers, joint venturers and suppliers acting in that capacity in the ordinary course of business and consistent with past practice;

(e)

making presentations to, or responding to enquiries from, brokers, portfolio investors, analysts and institutional lenders and other third parties in the ordinary course of business or promoting the merits of the Transaction;

(f)

engaging with BTH Shareholders or SPAC Shareholders (in their capacity as shareholder) (as applicable) in relation to BTH Group or SPAC Group (as applicable), provided such engagement does not relate to BTH or SPAC (as applicable) soliciting, inviting, encouraging or initiating an actual, proposed or potential Competing Proposal; or

(g)	promoting the merits of the Transaction.

10	BTH Break Fee

10.1	Application

This clause 10 does not apply (and will be of no force or effect) unless and until the condition in clause 3.1(x) is satisfied or waived.

10.2	SPAC declaration

SPAC represents and warrants to BTH that it would not have entered into this deed without the benefit of this clause 10 and it would not have entered into and continued the negotiations leading up to this deed unless SPAC had a reasonable expectation that BTH would agree to enter into a clause of this kind.

10.3	Acknowledgments in relation to BTH Break Fee

(a)

BTH acknowledges that SPAC has incurred and will incur significant costs, including significant opportunity costs, if they enter into this deed and the Scheme is subsequently not implemented. Those costs include external advisory costs, some internal costs of a similar kind, and out-of-pocket expenses.

(b)	BTH represents and warrants that:

(i)	it has received legal advice on this deed and the operation of this clause 10; and

(ii)

it considers this clause 10 to be fair and reasonable and that it is appropriate to agree to the terms in this clause 10 in order to secure the significant benefits to it (and BTH Shareholders) resulting from the Scheme.

(c)	The parties acknowledge that:

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(i)	the amount of the costs is inherently unascertainable and that, even after termination of this deed, the costs will not be able to be accurately ascertained; and

(ii)	the BTH Break Fee represents a genuine and reasonable estimate of cost and loss that SPAC will suffer if the Scheme is subsequently not implemented.

10.4	BTH Break Fee

(a)	BTH must pay to SPAC the BTH Break Fee, within 10 Business Days after receipt of a written demand for payment from SPAC, if, during the Exclusivity Period:

(i)

any member of the BTH Board fails to recommend the Scheme in the manner described in clause 7.2 (including, for the avoidance of doubt, whether or not BTH has used its best endeavours to procure the BTH Recommendation);

(ii)	any member of the BTH Board publicly withdraws or adversely modifies or qualifies their BTH Recommendation;

(iii)	any member of the BTH Board makes a public statement:

(A)	supporting, endorsing or recommending any Competing Proposal;

(B)	to the effect that they no longer support the Scheme; or

(C)

otherwise indicating that they no longer recommend the Transaction or recommend that BTH Shareholders accept or vote in favour of a Competing Proposal of any kind that is announced (whether or not such proposal is stated to be subject to any pre-conditions) during the Exclusivity Period, other than in circumstances where:

(1)

the Independent Expert’s Report (including any update, revision or amendment thereto) of the Independent Expert opines that the Scheme is not in the best interests of Scheme Shareholders (other than where the reason for that opinion is a Competing Proposal);

(2)	clause 7.3(b) applies; or

(3)	BTH is entitled to terminate this deed under clause 12.1;

(iv)

a Competing Proposal is announced before the End Date and, within 12 months of the Competing Proposal being announced, the Competing Proposal results in a person or persons (other than a member of the SPAC Group) completing the Competing Proposal or otherwise obtaining Control of BTH, merging or amalgamating with BTH or acquiring (directly or indirectly) an interest in all or a substantial part of the business or assets of the BTH Group; or

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(v)

SPAC has terminated this deed under clause 12.1(a) and the Transaction does not complete, provided that, for the avoidance of doubt, a statement made by BTH or the BTH Board to the effect that no action should be taken by BTH Shareholders pending the assessment of a Competing Proposal by the BTH Board or any statement contemplated by clause 9.6(f) will not require BTH to pay the BTH Break Fee to SPAC.

(b)

The payment of the BTH Break Fee by BTH to SPAC provided for in this clause 10.4 must be made within 10 Business Days of receipt of a written demand for payment by SPAC unless a finding has been made by a court or Takeovers Panel as described in clause 10.5(e) in which case the amount payable shall be reduced to the amount which either the Takeovers Panel or a court determines does not constitute unacceptable circumstances or is enforceable (as applicable). The demand may only be made after the occurrence of an event referred to in clause 10.4(a).

10.5	Qualifications

(a)	No BTH Break Fee is payable if the Scheme becomes Effective, notwithstanding the occurrence of any event in clause 10.4.

(b)

To the extent that any amounts have already been paid to SPAC under this clause 10 and the Scheme becomes Effective, such amounts must be promptly (and in any event no later than 3 Business Days after the Effective Date) refunded to BTH.

(c)	The BTH Break Fee is not payable by BTH if prior to the BTH Break Fee becoming payable under clause 10.4, BTH was entitled to terminate this deed in accordance with clause 12.1(a).

(d)	The BTH Break Fee is only payable once.

(e)	This clause 10 does not impose an obligation on BTH to pay the BTH Break Fee to the extent (and only to the extent) that the obligation to pay the BTH Break Fee:

(i)	constitutes unacceptable circumstances as declared by the Takeovers Panel; or

(ii)	is held to be unenforceable by one party against another as determined by a court,

after all proper avenues of appeal and review, whether judicial or otherwise, have been exhausted.

(f)

During the course of the Takeovers Panel or court proceedings (including any appeal or review thereof) referred to in clause 10.5(e), the parties must take all reasonable steps to ensure that any such declaration or determination has the minimum effect possible.

(g)

The parties must not make or cause or permit to be made, any application to a court or the Takeovers Panel for or in relation to a determination referred to in clause 10.5(e). If the BTH Break Fee has already been paid to SPAC but clause 10.5(e) applies, SPAC will refund to BTH within 10 Business Days after receipt of a written demand from BTH an amount equal to the difference between the BTH Break Fee and any permitted amount of the Break Fee (unless otherwise required by the Takeovers Panel or a court of competent jurisdiction).

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(h)	For the avoidance of doubt, any part of the BTH Break Fee that would not constitute unacceptable circumstances or that is not unenforceable or unlawful (as applicable) must be paid by BTH.

10.6	Limitation of liability and other claims

(a)	Notwithstanding any other provisions of this deed or the BCA, and except in relation to a Fraud Claim, or wilful or intentional breach of this deed by BTH:

(i)	the maximum liability of BTH to SPAC under or in connection with this deed and the BCA including in respect of any breach of the deed and the BCA will be the BTH Break Fee;

(ii)	payment of the BTH Break Fee pursuant to this deed shall be in full satisfaction of all liabilities of BTH under this deed and the BCA;

(iii)

a payment by BTH in accordance with this clause 10 represents the sole and absolute liability of BTH under or in connection with this deed and the BCA and no further damages, fees, expenses or reimbursements of any kind will be payable by BTH in connection with this deed; and

(iv)	the amount of the BTH Break Fee payable to SPAC under this clause 10 shall be reduced by the amount of any loss or damage recovered by SPAC in relation to a breach of any other clause of this deed.

(b)	Nothing in this clause limits SPAC’s right to seek and obtain, without limitation, injunctive relief or specific performance if BTH breaches or threatens to beach this deed.

11	SPAC Break Fee

11.1	Application

This clause 11 does not apply (and will be of no force or effect) unless and until the condition in clause 3.1(x) is satisfied or waived.

11.2	Acknowledgments in relation to SPAC Break Fee

(a)

Each party acknowledges that, if they enter into this deed and the Scheme is subsequently not implemented, BTH will incur significant costs, including significant opportunity costs. Those costs include external advisory costs, some internal costs of a similar kind and out-of-pocket expenses.

(b)

In the circumstances referred to in clause 11.2(a), BTH has requested provision be made for the costs outlined in this clause 11, in the form of the SPAC Break Fee, without which BTH would not have entered into this deed.

(c)	SPAC represents and warrants that:

(i)	it has received legal advice on this deed and the operation of this clause 11; and

(ii)

it considers this clause 11 to be fair and reasonable and that it is appropriate to agree to the terms in this clause 11 in order to secure the significant benefits to SPAC (and its stakeholders) resulting from the Scheme.

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(d)	The parties acknowledge that:

(i)	the amount of the costs is inherently unascertainable and that, even after termination of this deed, the costs will not be able to be accurately ascertained; and

(ii)	the SPAC Break Fee represents a genuine and reasonable estimate of cost and loss that BTH will suffer if the Scheme is subsequently not implemented.

11.3	SPAC Break Fee

SPAC must pay to BTH the SPAC Break Fee without set-off or withholding, within 10 Business Days after receipt of a written demand for payment from BTH, if:

(a)	BTH has terminated this deed under clause 12.1(a) and the Transaction does not complete; or

(b)

the Court fails to approve the terms of the Scheme (for which the approval of the requisite BTH Shareholders has been obtained) as a result of a material non- compliance by SPAC, Pubco or Merger Sub with any of their respective obligations under this deed.

11.4	Qualifications

(a)	The SPAC Break Fee is only payable once.

(b)	This clause 11 does not impose an obligation on SPAC to pay the SPAC Break Fee to the extent (and only to the extent) that the obligation to pay the SPAC Break Fee:

(i)	constitutes unacceptable circumstances as declared by the Takeovers Panel; or

(ii)	is held to be unenforceable by one party against another as determined by a court,

after all proper avenues of appeal and review, whether judicial or otherwise, have been exhausted.

(c)

During the course of the Takeovers Panel or court proceedings (including any appeal or review thereof) referred to in clause 11.4(b), the parties must take all reasonable steps to ensure that any such declaration or determination has the minimum effect possible.

(d)	The SPAC Break Fee is not payable by SPAC if prior to the SPAC Break Fee becoming payable under clause 11.3, SPAC was entitled to terminate this deed in accordance with clause 12.1(a).

(e)

The parties must not make or cause or permit to be made, any application to a court or the Takeovers Panel for or in relation to a determination referred to in clause 11.4(b). If the SPAC Break Fee has already been paid to BTH but clause 11.4(b) applies, BTH will refund to SPAC within 10 Business Days after receipt of a written demand from SPAC an amount equal to the difference between the SPAC Break Fee and any permitted amount of the SPAC Break Fee (unless otherwise required by the Takeovers Panel or a court of competent jurisdiction).

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(f)	For the avoidance of doubt, any part of the SPAC Break Fee that would not constitute unacceptable circumstances or that is not unenforceable or unlawful (as applicable) must be paid by SPAC.

(g)

To the extent that any amounts have already been paid to BTH under this clause 11 and the Scheme becomes Effective, such amounts must be promptly (and in any event no later than 3 Business Days after the Effective Date) refunded to SPAC.

11.5	Limitation of liability and other claims

(a)

Notwithstanding any other provisions of this deed or the BCA, but subject to clause 11.5(b) and clause 11.5(c), and except in relation to a Fraud Claim, or wilful or intentional breach of this deed by SPAC, Pubco or Merger Sub:

(i)	the maximum liability of SPAC, Pubco and Merger Sub to BTH under or in connection with this deed and the BCA including in respect of any breach of the deed will be the SPAC Break Fee; and

(ii)	payment of the SPAC Break Fee pursuant to this deed shall be in full satisfaction of all liabilities of SPAC, Pubco and Merger Sub under this deed and the BCA;

(iii)

a payment by SPAC in accordance with this clause 11 represents the sole and absolute liability of SPAC, Pubco and Merger Sub under or in connection with this deed and the BCA and no further damages, fees, expenses or reimbursements of any kind will be payable by SPAC, Pubco or Merger Sub in connection with this deed; and

(iv)	the amount of the SPAC Break Fee payable to BTH under this clause 11 shall be reduced by the amount of any loss or damage recovered by BTH in relation to a breach of any other clause of this deed.

(b)	Nothing in this clause limits BTH’s right to seek and obtain, without limitation, injunctive relief or specific performance if SPAC, Pubco and/or Merger Sub breaches or threatens to beach this deed.

(c)	Nothing in clause 11.5(a) limits the liability of Pubco or any other person under clause 4.2 or the Deed Poll.

12	Termination

12.1	Termination by either party

SPAC or BTH may, by notice in writing to the other parties, terminate this deed:

(a)	at any time prior to 8:00am on the Second Court Date if SPAC, Pubco or Merger Sub (in the case of a termination by BTH) or BTH (in the case of a termination by SPAC):

(i)	either:

(A)

is in breach of any of its obligations under this deed (other than a SPAC Warranty, Pubco Warranty, Merger Sub Warranty or a BTH Warranty not being true and correct) or the BCA which would cause a Condition to not be satisfied, or become incapable of being satisfied, before the End Date; or

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(B)

is in breach of a representation and warranty given by them in this deed (being the SPAC Warranties in relation to SPAC, Pubco Warranties in relation to Pubco, Merger Sub Warranties in relation to Merger Sub and BTH Warranties in relation to BTH, as applicable), where that breach of representation and warranty would cause a Condition to not be satisfied, or become incapable of being satisfied before the End Date;

(ii)	the party wishing to terminate has given written notice to the other parties in a timely manner setting out details of the relevant circumstance and stating an intention to terminate this deed;

(iii)

if capable of remedy, the relevant circumstances continue to exist for 10 Business Days (or any shorter period ending at 5.00 pm on the day before the end of the Second Court Date) from the time the notice is given; and

(iv)

the party wishing to terminate is not then in breach of this deed or the BCA which would result in, and has not committed a deliberate act or omission which directly and materially contributed to, a Condition not being satisfied, or becoming incapable of being satisfied, before the time and date specified for its satisfaction (or being satisfied by the End Date, if no such time and date is specified).

(b)	in the circumstances set out in, and in accordance with, clause 3.7; or

(c)

at any time if the Effective Date for the Scheme has not occurred, or will not occur, on or before the End Date, provided that such failure of the Effective Date for the Scheme to occur on or before the End Date is not the result of (i) a breach of this deed or the BCA by the party wishing to terminate which resulted in, or (ii) a deliberate act or omission of the party wishing to terminate which directly and materially contributed to, a Condition not being satisfied on or before the End Date.

12.2	Termination by BTH

BTH may, by notice in writing to SPAC, terminate this deed at any time prior to 8:00am on the Second Court Date if, at any time before then:

(a)	a majority of the BTH Board:

(i)	fails to recommend the Scheme in the manner described in clause 7.2 (including, for the avoidance of doubt, whether or not BTH has used its best endeavours to procure the BTH Recommendation);

(ii)	has changed, withdrawn, qualified or modified their BTH Recommendation of the Scheme in the manner contemplated in clause 7.2; or

(iii)

makes a public statement indicating that they no longer recommend the Transaction or recommend a Competing Proposal (but excluding a statement to the effect that no action should be taken by BTH Shareholders pending assessment of a Competing Proposal by the BTH Board or the completion of the matching right process set out in this clause 9.6), in each case, where expressly permitted by, and in accordance with, this deed (including clause 7.3);

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(b)	for any reason whether or not permitted by this deed, at any time before then, any member of the SPAC Board:

(i)	adversely changes, withdraws, qualifies or modifies its recommendation of the Transaction; or

(ii)	makes a public statement indicating that they no longer recommend the Transaction or recommend a Competing Proposal.

12.3	Termination by SPAC

(a)	SPAC may, by notice in writing to BTH, terminate this deed at any time prior to 8:00am on the Second Court Date if:

(i)	for any reason whether or not permitted by this deed, at any time before then, any member of the BTH Board:

(A)	fails to recommend the Scheme in the manner described in clause 7.2 (including, for the avoidance of doubt, whether or not BTH has used its best endeavours to procure the BTH Recommendation);

(B)	has changed, withdrawn, qualified or modified their BTH Recommendation of the Scheme in the manner contemplated in clause 7.2; or

(C)

make a public statement indicating that they no longer recommend the Transaction or recommend a Competing Proposal (but excluding a statement to the effect that no action should be taken by BTH Shareholders pending assessment of a Competing Proposal by the BTH Board or the completion of the matching right process set out in this clause 9.6); or

(ii)

in any circumstances, a member of the BTH Group enters into a definitive agreement to undertake or implement a Competing Proposal (and, for the avoidance of doubt, this does not include BTH entering into a confidentiality agreement or like agreement in relation to any engagement or action permitted by clause 9.7).

(b)

For the avoidance of doubt, a statement to the effect that no action should be taken by BTH Shareholders pending the assessment of a Competing Proposal by the BTH Board, or any statement contemplated by clause 9.6(f) is not regarded as an adverse change of a recommendation for the purposes of this clause 12.3.

12.4	Other termination events

(a)	This deed is terminable if agreed to in writing by SPAC and BTH.

(b)	This deed terminates automatically, with immediate effect, if the BCA has been terminated in accordance with its terms.

(c)	No party may terminate or rescind this deed, except as permitted under clause 3.7, 12.1, 12.2, 12.3 or 12.4.

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12.5	Effect of termination

(a)

In the event of termination of this deed under clause 3.7, 12.1, 12.2, 12.3 or 12.4 this deed will become void and have no effect, except that the provisions of clauses 8.5 to 8.9, 10, 11, 12 and 16.2 to 16.14 (inclusive) survive termination.

(b)	Termination of this deed does not affect any accrued rights of a party in respect of a wilful and material breach of this deed prior to termination or in connection with any Fraud Claim.

12.6	Pubco name after termination

In the event of termination of this deed, Pubco shall promptly, and in any event within 2 Business Days of such termination, take all actions necessary to cause its name to be changed such that it no longer contains any reference to “Bigtincan” or any other name related to BTH.

13	Releases

13.1	Release of BTH Indemnified Parties

(a)

Subject to any restrictions imposed by law, SPAC, Pubco and Merger Sub each releases any and all rights that it may have as at the date of this deed and from time to time, and agrees with BTH that it will not make any Claim, against any BTH Indemnified Party in connection with:

(i)	any breach of any covenant, representation or warranty given by BTH under this deed;

(ii)	any disclosures containing any statement which is false or misleading (whether by omission or otherwise); or

(iii)	any failure to provide information,

except where a BTH Indemnified Party has engaged in fraud or wilful misconduct or concealment. To avoid doubt, nothing in this clause 13.1(a) limits the rights of SPAC to terminate this deed under clause 12.

(b)	BTH receives and holds the benefit of clause 13.1(a) as trustee for the BTH Indemnified Parties.

13.2	Release of SPAC Indemnified Parties

(a)

Subject to any restrictions imposed by law, BTH releases any and all rights that it may have as at the date of this deed and from time to time, and agrees with SPAC, Pubco and Merger Sub that it will not make any Claim, against any SPAC Indemnified Party in connection with:

(i)	any breach of any covenant, representation or warranty given by SPAC, Pubco or Merger Sub under this deed;

(ii)	any disclosure containing any statement which is false or misleading (whether by omission or otherwise); or

(iii)	any failure to provide information,

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except where a SPAC Indemnified Party has engaged in fraud or wilful misconduct or concealment. To avoid doubt, nothing in this clause 13.2(a) limits the rights of BTH to terminate this deed under clause 12.

(b)	SPAC receives and holds the benefit of clause 13.2(a) as trustee for the SPAC Indemnified Parties.

13.3	Directors’ and officers’ indemnity and insurance

(a)

SPAC acknowledges that, notwithstanding any other provision of this deed, BTH will, prior to the Implementation Date, enter into arrangements to secure directors and officers run-off insurance for up to a 7 year period from the Implementation Date on terms consistent with the directors and officers run-off insurance policy BTH has in place at the date of this deed (including pay any premiums and any amounts necessary to ensure such run off is in place prior to the Implementation Date, and that any actions to facilitate that insurance or in connection therewith will not, by themselves, be a BTH Material Adverse Change or BTH Prescribed Occurrence or breach any provision of this deed, provided that:

(i)

BTH must use reasonable endeavours to obtain the directors and officers run-off insurance from a reputable insurer on terms consistent with the directors and officers run-off insurance policy BTH has in place at the date of this deed;

(ii)

BTH keeps SPAC reasonably informed of progress in relation to the directors and officers run-off insurance and provides Pubco with all information reasonably requested by Pubco in connection with the progress of obtaining the directors and officers run-off insurance; and

(iii)

BTH consults with SPAC in advance in relation to the progress of obtaining, and all material communications with potential providers regarding, the directors and officers run-off insurance (including, but not limited to, pricing).

(b)

Subject to the Scheme becoming Effective and implementation of the Transaction, Pubco undertakes in favour of BTH and each other person who is a BTH Indemnified Party that it will, and that it will cause its Related Bodies Corporate to:

(i)

for a period of 7 years from the Implementation Date, ensure that the constitutions of BTH and each other BTH Group member continue to contain such rules as are contained in those constitutions at the date of this deed that provide for each company to indemnify each of its current and previous directors and officers against any liability incurred by that person in his or her capacity as a director or officer of the company to any person other than a BTH Group member; and

(ii)

procure that BTH and each other BTH Group member complies with any deeds of indemnity, access and insurance made by them in favour of their respective directors and officers from time to time and, without limiting the foregoing, not take any deliberate action which would prejudice or adversely affect any directors’ and officers’ runoff insurance cover taken out prior to the Implementation Date.

(c)

The undertakings contained in this clause 13.3 are subject to any Corporations Act restriction, or any restriction in the law of a jurisdiction in which an entity is incorporated, and will be read down accordingly.

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(d)	BTH receives and holds the benefit of this clause 13.3 as trustee for each director and officer of a member of the BTH Group.

14	Confidentiality and Public Announcement

14.1	Confidentiality

Each party agrees and acknowledges that the Confidentiality Deed:

(a)	continues to operate in full force and effect after the date of this deed; and

(b)	survives any termination of this deed,

in each case subject to, and in accordance with, the terms of the Confidentiality Deed.

14.2	Public announcements on execution

(a)

Immediately after the execution of this deed, BTH must issue a public announcement in a form which has been agreed to in writing by SPAC (which agreement must not be unreasonably withheld, conditioned or delayed).

(b)

The BTH announcement must include a unanimous recommendation by the BTH Board to BTH Shareholders that, in the absence of a Superior Proposal and subject to the Independent Expert concluding in the Independent Expert’s Report (and continuing to conclude) that the Scheme is in the best interest of BTH Shareholders, BTH Shareholders vote in favour of the Scheme and all the BTH Board members will vote (or will procure the voting of) all director BTH Shares at the time of the Scheme Meeting in favour of the Scheme at the Scheme Meeting.

(c)

As soon as reasonably practicable, and in any event within four Business Days, after execution of this deed, SPAC must file a Current Report on Form 8-K pursuant to the SEC to report the execution of this deed, in a form which has been agreed to in writing by BTH (which agreement must not be unreasonably withheld, conditioned or delayed).

(d)

The SPAC Proxy Statement must include a unanimous recommendation by the SPAC Board to the SPAC Shareholders that SPAC Shareholders vote in favour of the SPAC Proposals and each SPAC Board member will vote (or will procure the voting of) all SPAC Shares held by that SPAC Board member (or in respect of which that SPAC Board member controls the exercise of any voting rights attaching to the SPAC Shares) at the time of the SPAC Shareholders’ Meeting in favour of the SPAC Proposals at the SPAC Shareholders’ Meeting.

14.3	Further public announcements

(a)	Subject to clause 14.3(b), the parties must:

(i)

consult with each other before issuing and, to the extent practicable, give each other a reasonable opportunity to review and consider in good faith the views of the other party regarding, any press release or other public statement with respect to the Transaction; and

(ii)	must not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law, fiduciary duties or the Listing Rules.

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(b)	The provisions of clause 14.3(a) do not apply to:

(i)	any announcement, document or publication in connection with a Competing Proposal or withdrawal of a BTH Board recommendation; or

(ii)

any disclosure by BTH or SPAC of any information concerning this deed or the transactions contemplated by this deed in connection with any dispute between the parties regarding this deed, the Scheme or the transactions contemplated by this deed.

15	Notices

15.1	Service of notices

(a)	A notice, consent or other communication under this deed (Notice) is only effective if:

(i)	it is in writing, signed by or on behalf of the party giving it; and

(ii)	it is directed to the recipient’s address for notices as follows:

BTH

Address:	Level 5, 126 Phillip St, Sydney NSW 2000
E-mail:	lucy.rowe@automicgroup.com.au
Attn:	Lucy Rowe

with a copy to Gilbert + Tobin:

Address:	Level 35, Tower 2, International Towers Sydney, 200 Barangaroo Avenue, Barangaroo, NSW 2000
E-mail:	ccondoleon@gtlaw.com.au / wbainbridge@gtlaw.com.au / shorton@gtlaw.com.au / awong@gtlaw.com.au
Attn:	Costas Condoleon, Wes Bainbridge, Sarah Horton, Angus Wong

with a copy to Allen Overy Shearman Sterling US LLP

Address:	2601 Olive Street, 17th Floor
Dallas, Texas 75201
Email:	alain.dermarkar@aoshearman.com; robert.cardone@aoshearman.com; michael.walraven@aoshearman.com
Attn:	Alain Dermarkar; Robert J. Cardone; Michael Walraven

SPAC

Address:	Century Yard, Cricket Square, Elgin Avenue, PO Box 1111, George Town, Grand Cayman, Cayman Islands KY1-1102
E-mail:	hshethia@investcorp.com; dclinton@investcorp.com
Attn:	Harsh Shethia; Dean Clinton

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with a copy to Clayton Utz:

Address:	Level 15, 1 Bligh Street, Sydney NSW 2000 Australia
E-mail:	rmoriarty@claytonutz.com
Attn:	Rory Moriarty

Pubco or Merger Sub

Address:	Century Yard, Cricket Square, Elgin Avenue, PO Box 1111, George Town, Grand Cayman, Cayman Islands KY1-1102
E-mail:	hshethia@investcorp.com; dclinton@investcorp.com
Attn:	Harsh Shethia; Dean Clinton

with a copy to: Clayton Utz:

Address:	Level 15, 1 Bligh Street, Sydney NSW 2000 Australia
E-mail:	rmoriarty@claytonutz.com
Attn:	Rory Moriarty

(b)

If a party changes address and fails to notify the other party of this change and the new address, delivery of Notices to a new address, or otherwise brought to the attention of the addressee, are deemed to be in compliance with the notice obligations under this clause 15.1.

15.2	Effective on receipt

A Notice given in accordance with clause 15.1 takes effect when received (or at a later time specified in it), and is taken to be received:

(a)	if hand delivered, on delivery;

(b)

if sent by prepaid post or internationally recognized delivery service, the Business Day after the date of posting (or the seventh Business Day after the date of posting if posted to or from outside Australia); or

(c)	if sent by email:

(i)	when the sender receives an automated message confirming delivery; or

(ii)	2 hours after the time sent (as recorded on the device from which the sender sent the email) unless the sender receives an automated message that the email has not been delivered,

whichever happens first,

but if the delivery or transmission under clause 15.2(a) or 15.2(b) is not on a Business Day or is after 5.00pm on a Business Day, the Notice is taken to be received at 9.00am on the Business Day after that delivery, receipt or transmission.

16	General

16.1	Further acts

Each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by law or reasonably requested by any other party to give effect to this deed.

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16.2	Payments

Unless otherwise expressly provided in this deed, where an amount is required to be paid to a party (the Receiving Party) by another party under this deed, that amount shall be paid:

(a)

in immediately available and irrevocable funds by electronic transfer to a bank account or accounts notified by the Receiving Party in writing on or before the due date for payment, or in other such immediately payable funds as the parties may agree; and

(b)	without deduction, withholding or set-off.

16.3	Consents or approvals

Except as expressly provided in this deed, a party may conditionally or unconditionally in its absolute discretion give or withhold any consent or approval under this deed.

16.4	GST

(a)	Any reference in this clause 16.4 to a term defined or used in the GST Act is, unless the context indicates otherwise, a reference to that term as defined or used in that Act.

(b)	Unless expressly included, the consideration for any supply under or in connection with this deed does not include GST.

(c)

To the extent that any supply made by a party (Supplier) to another party (Recipient) under or in connection with this deed is a taxable supply, the Recipient must pay to the Supplier, in addition to the consideration to be provided under this deed but for the application of this clause 16.4(c) for that supply (GST Exclusive Consideration), an amount equal to the amount of the GST Exclusive Consideration (or its GST exclusive market value) multiplied by the rate at which GST is imposed in respect of the supply. This clause 16.4(c) does not apply to any taxable supply under or in connection with this deed that is expressly stated to include GST.

(d)	The amount on account of GST payable in accordance with this clause 16.4 will be paid at the same time and in the same manner as the consideration otherwise payable for the supply is provided.

(e)

Any reference in the calculation of any consideration or of any indemnity, reimbursement or similar amount to a cost, expense or liability incurred by a person (Relevant Expense) is a reference to the relevant expense reduced by an amount equal to any input tax credit entitlement of that person (or of the representative member of any GST group to which the person belongs) in relation to the Relevant Expense. A party will be assumed to have an entitlement to a full input tax credit unless it demonstrates otherwise prior to the date on which the relevant payment or consideration must be provided.

(f)	Unless expressly included, any monetary thresholds specified in this deed are exclusive of GST.

16.5	Stamp duty

Pubco must pay all stamp duties (if any) and any fines and penalties with respect to stamp duty in respect of this deed, the Scheme or the steps to be taken under this deed or the Scheme (including the acquisition or transfer of BTH Shares pursuant to the Transaction).

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16.6	Expenses

Except as otherwise provided in this deed or the BCA, each party will pay its own costs and expenses in connection with the negotiation, preparation, execution, and performance of this deed and the Scheme Booklet and the proposed, attempted or actual implementation of this deed and the Transaction.

16.7	Amendments

This deed may only be varied by a document signed by or on behalf of each of the parties.

16.8	Assignment

A party must not assign or novate this deed or otherwise deal with the benefit of it or a right under it, or purport to do so, without the prior written consent of the other party, which consent may be withheld at the absolute discretion of the party from whom consent is sought.

16.9	Waiver

(a)

Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this deed by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this deed.

(b)	Any waiver or consent given by any party under this deed will only be effective and binding on that party if it is given or confirmed in writing by that party.

(c)	No waiver of a breach of any term of this deed will operate as a waiver of another breach of that term or of a breach of any other term of this deed.

(d)	Nothing in this deed obliges a party to exercise a right to waive any conditional term of this deed that may be in its power.

16.10	Counterparts

(a)

This deed may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes the agreement of each party who has executed and delivered that counterpart. Each counterpart is an original but the counterparts together are one and the same agreement.

(b)	This deed is binding on the parties on the exchange of duly executed counterparts.

(c)

The parties agree that a copy of an original executed counterpart sent by email to the email address of the other party specified in clause 15, instead of the original, is sufficient evidence of the execution of the original and may be produced in evidence for all purposes in place of the original.

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16.11	Entire agreement

This deed, the BCA and the Confidentiality Deed and any other documents specified by the parties for the purposes of this clause 16.11:

(a)	supersede all prior agreements, understandings, negotiations or deeds in respect of their subject matter; and

(b)	embody the entire understanding of the parties and constitutes the entire terms agreed on between the parties with respect to their subject matter.

16.12	No representation or reliance

(a)

Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this deed, except for representations or inducements expressly set out in this deed.

(b)

Each party acknowledges and confirms that it does not enter into this deed in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this deed.

16.13	No merger

The rights and obligations of the parties will not merge on completion of any transaction under this deed. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing any transaction.

16.14	Governing law

(a)	This deed is governed by and will be construed according to the laws of New South Wales.

(b)	Each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of New South Wales and of the courts competent to determine appeals from those courts.

16.15	Service of process

(a)

Without preventing any other mode of service, any document in an action (including any writ of summons or other originating process or any third or other party notice) may be served on any party by being delivered to or left for that party at its address for service of Notices under clause 15.

(b)

SPAC irrevocably appoints Clayton Utz (whose details are set forth in clause 15.1) as its agent for the service of process in Australia in relation to any matter arising out of this deed. If Clayton Utz ceases to act as such or have an address in Australia, SPAC agrees to appoint a new process agent in Australia and deliver to the other parties within 5 Business Days a copy of a written acceptance of appointment by the process agent, upon receipt of which the new appointment becomes effective for the purpose of this deed. SPAC must inform the other parties in writing of any change in the address of its process agent within 20 Business Days of the change.

(c)

Pubco and Merger Sub each irrevocably appoint Clayton Utz (whose details are set forth in clause 15.1) as their agent for the service of process in Australia in relation to any matter arising out of this deed. If Clayton Utz ceases to act as such or have an address in Australia, Pubco and Merger Sub agree to appoint a new process agent in Australia and deliver to the other parties within 5 Business Days a copy of a written acceptance of appointment by the process agent, upon receipt of which the new appointment becomes effective for the purpose of this deed. Pubco and Merger Sub must each inform the other parties in writing of any change in the address of its process agent within 20 Business Days of the change.

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Schedule 1  Dictionary

1	Dictionary

1.1	Defined terms

In this deed, unless the context otherwise requires, the following words and expressions have meanings as follows:

Adviser means any person who is engaged to provide professional advice of any type (including legal, accounting, consulting or financial advice) to the applicable party.

ASIC means the Australian Securities and Investments Commission.

Associate has the meaning given in Division 2 of Part 1.2 of the Corporations Act.

ASX means ASX Limited (ABN 98 008 624 691) or, if the context requires, the financial market operated by it.

ATO Ruling means the class ruling sought by BTH from the Commissioner of Taxation confirming the availability of scrip-for scrip rollover relief under Subdivision 124-M of the Tax Act for eligible Scheme Shareholders in respect of the exchange of the BTH Shares for New Pubco Shares pursuant to the Scheme.

Authorisation means any authorisation, consent, approval, registration, filing, agreement, notice of non-objection, notarisation, certificate, licence, permit, authority or exemption from, by or with a Government Agency.

Authorised Person means, in respect of a person:

(a)	a director, officer, contractor, agent or employee of the person;

(b)	an Adviser of the person; and

(c)	a director, officer or employee of an Adviser of the person.

BCA means the Business Combination Agreement entered into between BTH, SPAC, Pubco and Merger Sub on or about the date of this deed.

BTH Board means the board of directors of BTH as constituted from time to time (including, for the avoidance of doubt, any current or future directors of BTH) (or any committee of the board of directors of BTH constituted from time to time to consider the Transaction on behalf of BTH).

BTH Break Fee means US$2,750,000.

BTH Disclosure Letter means the letter so titled from BTH provided to SPAC, Pubco and Merger Sub on or prior to the date of this deed.

BTH Equity Incentives means:

(a)	the following securities and rights which may convert into BTH Shares:

(i)	13,100,184 “PSARs”;

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(ii)	3,301,232 service rights; and

(iii)	42,748,249 options; and

(b)

any further options or performance rights (or offers, agreements or obligations to issue any of the foregoing) issued in accordance with BTH’s existing employee share and rights plans as consistent with past practice, which may convert into BTH Shares up to a limit of 28,000,000 BTH Shares.

BTH Group means BTH and its Subsidiaries.

BTH Indemnified Parties means each Authorised Person of a member of the BTH Group.

BTH Information means all the information in the Scheme Booklet other than the SPAC Information, the Pubco Information and the Independent Expert’s Report.

BTH Material Adverse Change means any event, occurrence or matter that occurs on or after the date of this deed, and which (individually or when aggregated with other such events, occurrences or matters) has or is reasonably likely to have the effect of diminishing the consolidated annual revenue of the BTH Group for the immediately preceding twelve month period to $100,000,000 or below (calculated after taking into account any event, occurrence or matter on or after the date of this deed that has or could reasonably be expected to have a positive effect on consolidated annual revenue), in each case, other than an event, occurrence or matter:

(a)	required to be done or procured by BTH pursuant to this deed or the Transaction or expressly permitted by this deed or the Scheme or the Transaction Documents;

(b)	to the extent that it was Fairly Disclosed in the BTH Disclosure Letter or the Due Diligence Materials;

(c)	to the extent it was Fairly Disclosed to the ASX or in a document lodged with ASIC within 24 months before the date of this deed;

(d)	to the extent it was actually known by SPAC, Pubco or Merger Sub prior to the date of the deed;

(e)	arising from any act or omission of SPAC, Pubco or Merger Sub or from any action which SPAC, Pubco or Merger Sub has previously approved or requested in writing;

(f)

relating to costs and expenses incurred by BTH associated with the Transaction process, including all fees payable to external advisers of BTH, to the extent such fees are Fairly Disclosed in the BTH Disclosure Letter or the Due Diligence Materials;

(g)	which arise from:

(i)

changes that affect the industry in which the BTH operates generally, provided that such changes do not have a materially and adversely disproportionate effect on BTH or the BTH Group as compared to other participants in the industry in which BTH operates;

(ii)

changes in commodity prices, international or domestic financial markets, exchange rates or interest rates, provided that such changes do not have a materially and adversely disproportionate effect on BTH or the BTH Group as compared to other participants in the industry in which BTH operates;

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(iii)

general economic, political or business conditions, including changes or disruptions to, or fluctuations in, domestic or international financial markets, provided that such changes, disruptions and/or fluctuations do not have a materially and adversely disproportionate effect on BTH or the BTH Group as compared to other participants in the industry in which the BTH Group operates;

(iv)

acts of terrorism, outbreak or escalation of war (whether or not declared), major hostilities, civil unrest, act of god, natural disaster or adverse weather conditions, cyber security incidents or the like;

(v)

general outbreaks or escalation of illness (including COVID-19 or any mutation, variation or derivative) or the like, or from any law, order, rule or direction of any Government Agency in relation thereto, provided that such matters do not have a materially and adversely disproportionate effect on BTH or the BTH Group;

(vi)

changes to accounting standards or policies or the interpretation of them, applicable laws or policies of a Government Agency of an applicable jurisdiction, provided that such matters do not have a materially and adversely disproportionate effect on BTH or the BTH Group;

(vii)

any failure, in and of itself, by BTH or a member of the BTH Group to meet any internal or published projections, forecasts, estimates or predictions of revenues, earnings or other financial or operating metrics for any period (but this exception will not prevent the underlying cause or contributing factor of any such failure, if not falling within any other exception in this definition, from being taken into account in determining whether there has been a BTH Material Adverse Change); or

(viii)

the announcement of, or entry into, or performance of obligations under, this deed and consummation of the transactions contemplated hereby (including, to the extent it arises out of the entry into or performance of those obligations, any loss of or adverse change in the relationship of BTH and any member of the BTH Group with their respective employees, customers, partners (including joint venture partners), creditors, suppliers, contractors or other contractual counterparties as at the date of this deed, including the loss of any contract).

BTH Prescribed Occurrence means the occurrence of any of the following:

(a)	BTH converts all or any of its shares into a larger or smaller number of shares (see section 254H of the Corporations Act);

(b)	any member of the BTH Group resolves to reduce its share capital in any way;

(c)	any member of the BTH Group:

(i)	enters into a buy-back agreement; or

(ii)	resolves to approve the terms of a buy-back agreement under subsections 257C(1) or 257D(1) of the Corporations Act;

(d)	any member of the BTH Group declares, pays or distributes any dividend;

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(e)	any member of the BTH Group issues shares, or grants an option over its shares, or agrees to make such an issue of shares or grant such an option, other than:

(i)	where the shares or other securities are issued, or where the options are granted, to BTH or an entity which is a wholly-owned Subsidiary of BTH, provided that BTH itself is not the issuing entity; or

(ii)	in connection with the treatment of the BTH Equity Incentives as contemplated by clause 4.9;

(f)	any member of the BTH Group issues, or agrees to issue, convertible notes;

(g)	any member of the BTH Group disposes, or agrees to dispose, of the whole, or a substantial part, of the business or property of the BTH Group;

(h)

any member of the BTH Group creates or agrees to create any mortgage, charge, lien or other encumbrance over the whole, or a substantial part, of its business or property, other than in the usual and ordinary course of business consistent with past practice; or

(i)	any member of the BTH Group becomes Insolvent,

provided that a Prescribed Occurrence will not include any matter:

(j)	required, expressly permitted or expressly contemplated by this deed, the Transaction or the transactions contemplated by either;

(k)	to the extent it is Fairly Disclosed in filings of BTH with the ASX or in a document lodged with ASIC within 24 months prior to the date of this deed;

(l)	to the extent it is Fairly Disclosed in the BTH Disclosure Letter or the Due Diligence Materials;

(m)	required by law or by an order of a court or Government Agency; or

(n)	the undertaking of which SPAC has previously approved in writing (which approval must not be unreasonably withheld, conditioned or delayed).

BTH Recommendation has the meaning given to the term in clause 7.2(a).

BTH Share means a fully paid ordinary share in the capital of BTH.

BTH Shareholder means each person who is registered in the BTH Share Register as a holder of BTH Shares.

BTH Share Register means the register of members of BTH maintained by or on behalf of BTH in accordance with section 168(1) of the Corporations Act.

BTH Voting Intention has the meaning given to that term in clause 7.2(b).

BTH Warranties means the representations and warranties of BTH set out in Schedule 5.

Business Day means a day that is not a Saturday, Sunday or a public holiday or bank holiday in Sydney, New South Wales Australia and New York, New York United States of America and the Cayman Islands.

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Cash Election Facility Trigger Notice has the meaning given in clause 4.2(d).

Cash Election Form has the meaning given in clause 4.3(a).

Cash Election Time has the meaning given in the Scheme.

Cash Election has the meaning given in clause 4.3(a).

Cash Pool Amount has the meaning given in clause 4.2(e).

Cayman Companies Act means the Companies Act (As Revised) of the Cayman Islands.

Change of Control Requirements has the meaning given to that term in clause 6.5.

Claim means a claim, notice, demand, action, proceeding, litigation, prosecution, arbitration, investigation, judgment, award, damage, loss, cost, expense or liability however arising, whether present, unascertained, immediate, future or contingent, whether based in contract, tort or statute.

Closing has the meaning given in the BCA.

Code means the United States Internal Revenue Code of 1986.

Competing Proposal means:

(a)

in relation to BTH, any offer, proposal, agreement, arrangement or transaction (or expression of interest thereof), whether existing before, on or after the date of this deed, which, if entered into or completed, could mean that a Third Party would:

(i)

directly or indirectly acquire a Relevant Interest in, or have a right to acquire a legal, beneficial or economic interest in, or control of, more than 20% of the securities in any member of the BTH Group;

(ii)	acquire Control of any member of the BTH Group;

(iii)

directly or indirectly acquire or become the holder of, or otherwise acquire or have a right to acquire a legal, beneficial or economic interest in, or control of, all or substantially all or material part of the business or assets of any member of the BTH Group;

(iv)	otherwise directly or indirectly acquire, be stapled with or merge with BTH; or

(v)	require BTH to abandon, or otherwise fail to proceed with, a Transaction,

whether by way of a takeover bid (including a reverse takeover), scheme of arrangement, shareholder approved acquisition or disposal, capital reduction, buy back, sale, lease or purchase of shares, other securities or assets, assignment of assets or liabilities, joint venture, dual listed company (or other synthetic merger), deed of company arrangements, any debt for equity arrangement, recapitalisation, refinancing or other transaction or arrangement; and

(b)	in relation to SPAC:

(i)	any sale of any material assets of SPAC or any of the outstanding share capital or any conversion, consolidation, liquidation, dissolution or similar transaction involving SPAC; or

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(ii)

any transaction or series of related transactions under which SPAC, directly or indirectly, (A) acquires or otherwise purchases any other person, (B) engages in a business combination with any other person or (C) acquires or otherwise purchases all or a material portion of the assets or businesses of any other person (in the case of each of (A), (B) and (C), whether by merger, consolidation, recapitalisation, purchase or issuance of equity or debt securities, tender offer or otherwise).

Condition means a condition set out in clause 3.1 and Conditions means all of them.

Confidentiality Deed means that certain Mutual Non-Disclosure Agreement, dated as of August 3, 2024, by and between SPAC and BTH.

Consultation Notice has the meaning given to that term in clause 3.7(a)(i).

Control has the meaning given under section 50AA of the Corporations Act.

Corporations Act means the Corporations Act 2001 (Cth).

Counter Proposal has the meaning given to that term in clause 9.6(d).

Court means the Supreme Court of New South Wales or any other court of competent jurisdiction under the Corporations Act as the parties may agree in writing.

Deed Poll means the deed poll to be executed by Pubco prior to the First Court Date, substantially in the form set out in Schedule 7.

Due Diligence Materials means the information in relation to the BTH Group disclosed in writing by or on behalf of BTH to SPAC and its Representatives prior to the date of this deed in:

(a)	the Online Data Room; and

(b)	any written answers to requests for further information made by SPAC and its Representatives as contained in the Online Data Room.

EBITDA means underlying earnings before interest, tax, depreciation and amortisation, adjusted to exclude various non-cash, one-time, irregular and non-recurring items, calculated in accordance with the accounting policies and practices applied by the BTH Group as at the date of this deed and used in BTH Group’s 30 June 2024 financial report.

Effective means, when used in relation to the Scheme, the coming into effect, under section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to that Scheme.

Effective Date, with respect to the Scheme, means the date on which the Scheme becomes Effective.

End Date means the later of:

(a)	the date that is 9 months after the date of this deed; and

(b)	such other date and time agreed in writing between SPAC and BTH.

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Exclusivity Period means the period commencing on the date of this deed and ending on the earliest of:

(c)	30 November 2024;

(d)	the Implementation Date; and

(e)	the date this deed is terminated in accordance with its terms.

Exchange Act means the United States Securities Exchange Act of 1934, as amended and the rules and regulations thereunder.

FATA means the Foreign Acquisitions and Takeovers Act 1975 (Cth).

Fairly Disclosed means disclosed in sufficient detail to enable a reasonable and sophisticated recipient of the relevant information who is experienced in transactions of the nature of the Transaction and experienced in a business similar to any business conducted by the BTH Group, to identify the nature, substance and potential impact of the relevant fact, matter, circumstance or event.

FIRB means the Foreign Investment Review Board.

FIRB Approval means the condition specific in clause 3.1(a).

First Court Date means the date the Court first hears the application to order the convening of the Scheme Meeting under section 411(1) of the Corporations Act.

Fraud Claim has the meaning given in the BCA.

GAAP means generally accepted accounting principles as in effect in Australia.

Government Agency means any government or representative of a government or any governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency, competition authority or entity and includes any minister, ASIC, ASX, FIRB and any regulatory organisation established under statute or any stock exchange.

Group means an entity and its Subsidiaries.

GST means a goods and services tax, or similar value added tax, levied or imposed in Australia under the GST Law.

GST Act means the A New Tax System (Goods and Services Tax) Act 1999 (Cth).

GST Exclusive Consideration has the meaning given to that term in clause 16.4(c).

GST Law has the meaning given to it in the GST Act.

Headcount Test means the requirement under section 411(4)(a)(ii)(A) of the Corporations Act that the resolution to approve the Scheme at the Scheme Meeting is passed by a majority in number of BTH Shareholders present and voting, either in person or by proxy.

IFRS means International Financial Reporting Standards.

Implementation Date means, with respect to the Scheme, the fifth Business Day, or such other Business Day as the parties agree, following the Scheme Record Date.

Independent Expert means an expert, independent of the parties, engaged by BTH to opine on the Transaction.

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Independent Expert’s Report means the report from the Independent Expert commissioned by BTH for inclusion in the Scheme Booklet, which includes a statement by the Independent Expert on whether, in its opinion, the Scheme is in the best interests of BTH Shareholders (and the reasons for holding that opinion), and includes any update, revision or amendment of that report by the Independent Expert.

Ineligible Foreign Shareholder means a Scheme Shareholder whose address as shown in the BTH Share Register (as at the Scheme Record Date) is in a place outside Australia and New Zealand, unless SPAC and BTH agree in writing that it is lawful and not unduly onerous or impracticable to issue New Pubco Shares to that Scheme Shareholder on the Implementation Date if the Scheme Shareholder so elects under the Scheme.

Insolvency Event means in relation to a person:

(a)

(insolvency official) the appointment of a liquidator, provisional liquidator, administrator, statutory manager, controller, receiver, receiver and manager or other insolvency official (whether under an Australian law or a foreign law) to the person or to the whole or a substantial part of the property or assets of the person and the action is not stayed, withdrawn or dismissed within 14 days;

(b)	(arrangements) the entry by the person into a compromise or arrangement with its creditors generally;

(c)

(winding up) the calling of a meeting to consider a resolution to wind up the person (other than where the resolution is frivolous or cannot reasonably be considered to be likely to lead to the actual winding up of the person) or the making of an application or order for the winding up or deregistration of the person other than where the application or order (as the case may be) is set aside or withdrawn within 14 days;

(d)	(ceasing business) the person ceases or threatens to cease to carry on business;

(e)	(insolvency) the person is or becomes unable to pay its debts when they fall due within the meaning of the Corporations Act or is otherwise presumed to be insolvent under the Corporations Act;

(f)	(deregistration) the person being deregistered as a company or otherwise dissolved;

(g)	(deed of company arrangement) the person executing a deed of company arrangement;

(h)

(person as trustee or partner) the person incurs a liability while acting or purporting to act as trustee (or co-trustee) or general partner of a trust or partnership (including a limited partnership) and the person is not entitled to be fully indemnified against the liability out of trust or partnership assets because of one or more of the following:

(i)	a breach of trust or obligation as partner by the person;

(ii)	the person acting outside the scope of its powers as trustee or partner;

(iii)	a term of the trust or partnership denying, or limiting, the person’s right to be indemnified against the liability;

(iv)	the assets of the trust or partnership being insufficient to discharge the liability; or

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(i)	(analogous events) anything analogous to those set out in any of paragraphs (a) to (f) inclusive occurs in relation to the person under the laws of a foreign jurisdiction, and a person shall be Insolvent if any event specified in paragraphs (a) to (i) inclusive occurs in respect of that person.

Intended Tax Treatment has the meaning given in the BCA.

Listing Rules means the official listing rules of the ASX or NASDAQ, as the context requires.

Material Adverse Change means, when used in relation to SPAC (a SPAC Material Adverse Change), Pubco (a Pubco Material Adverse Change) or Merger Sub (a Merger Sub Material Adverse Change), (the entity) any event, occurrence or matter that occurs on or after the date of this deed, and which (individually or when aggregated with other such events, occurrences or matters) has or is reasonably likely to have the effect of a material adverse change on assets and liabilities, financial condition, prospects, reputation, business or results of operations of the entity, in each case, other than an event, occurrence or matter:

(a)	required to be done or procured by the entity pursuant to this deed or the Transaction or expressly permitted by this deed or the Scheme or the Transaction Documents;

(b)

in relation to SPAC only, to the extent it was Fairly Disclosed in filings of SPAC to NASDAQ, or a publicly available document lodged by it with the SEC, or which would be disclosed in a search of the SEC records or NASDAQ announcements in relation to SPAC, in each case (where the filing, lodgement, record or announcement was made) within the 24 months before the date of this deed;

(c)	in relation to SPAC only, which is the exercise of Redemption Rights by the SPAC Shareholders;

(d)	to the extent it was actually known by BTH prior to the date of the deed;

(e)	arising from any act or omission of the entity or from any action which BTH has previously approved or requested in writing;

(f)

relating to costs and expenses incurred by the entity associated with the Transaction process, including all fees payable to external advisers of the entity, to the extent such amounts are Fairly Disclosed in writing to BTH; or

(g)	which arise from:

(i)

changes that affect the industry in which the entity operates generally, provided that such changes do not have a materially and adversely disproportionate effect on the entity as compared to other participants in the industry in which the entity operates;

(ii)

changes in commodity prices, international or domestic financial markets, exchange rates or interest rates, provided that such changes do not have a materially and adversely disproportionate effect on the entity as compared to other participants in the industry in which the entity operates;

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(iii)

general economic, political or business conditions, including changes or disruptions to, or fluctuations in, domestic or international financial markets, provided that such changes, disruptions and/or fluctuations do not have a materially and adversely disproportionate effect on the entity as compared to other participants in the industry in which the entity operates;

(iv)

acts of terrorism, outbreak or escalation of war (whether or not declared), major hostilities, civil unrest, act of god, natural disaster or adverse weather conditions, cyber security incidents or the like;

(v)

general outbreaks or escalation of illness (including COVID-19 or any mutation, variation or derivative) or the like, or from any law, order, rule or direction of any Government Agency in relation thereto, provided that such matters do not have a materially and adversely disproportionate effect on the entity;

(vi)

changes to accounting standards or policies or the interpretation of them, applicable laws or policies of a Government Agency of an applicable jurisdiction, provided that such matters do not have a materially and adversely disproportionate effect on the entity; or

(vii)

the announcement of, or entry into, or performance of obligations under, this deed and consummation of the transactions contemplated hereby (including, to the extent it arises out of the entry into or performance of those obligations, any loss of or adverse change in the relationship of the entity with their respective employees, customers, partners (including joint venture partners), creditors, suppliers, contractors or other contractual counterparties as at the date of this deed, including the loss of any contract).

Merger Sub Material Adverse Change has the meaning given in the definition of Material Adverse Change.

Merger Sub Prescribed Occurrence has the meaning given in the definition of Prescribed Occurrence.

Merger Sub Warranties means the representations and warranties in sections 5.02 to 5.13 of the BCA.

Minimum Cash Pool Amount has the meaning given in clause 4.2(d).

NASDAQ means the Nasdaq Stock Market, LLC.

New Pubco Share means a new Pubco Ordinary Share to be issued under the Scheme.

Notice has the meaning given to that term in clause 15.1(a).

Online Data Room means the documents and information (including, for the avoidance of doubt, information and responses to questions or requests for information from SPAC and its Representatives provided by BTH or its Representatives via the “Q&A” function) contained in the Google drive entitled “BTH Investcorp” on the date of this deed, to which SPAC and its Representatives were given access prior to the date of this deed, an electronic copy of which has been provided to SPAC by BTH or its Representatives on (or within 2 days of) the date of this deed.

PCAOB means the United States Public Company Accounting Oversight Board and any division or subdivision thereof.

PIPE Investment has the meaning given in the BCA.

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PIPE Investors has the meaning given in the BCA.

PIPE Subscription Agreements has the meaning given in the BCA.

Plan of Merger has the meaning given in the BCA.

Post-Closing Pubco Board has the meaning given in the BCA.

Prescribed Occurrence means, when used in relation to SPAC (a SPAC Prescribed Occurrence), Pubco (a Pubco Prescribed Occurrence) or Merger Sub (a Pubco Prescribed Occurrence), (the entity) means the occurrence of any of the following:

(a)	the entity converts all or any of its shares into a larger or smaller number of shares;

(b)	any member of the entity’s group resolves to reduce its share capital in any way;

(c)	any member of the entity’s Group:

(i)	enters into a buy-back agreement; or

(ii)	resolves to approve the terms of a buy-back agreement;

(d)	any member of the entity’s Group declares, pays or distributes any dividend;

(e)

any member of the entity’s Group issues shares, or grants an option over its shares, or agrees to make such an issue of shares or grant such an option, other than where the shares or other securities are issued, or where the options are granted, to the entity or an entity which is a wholly-owned Subsidiary of the entity, provided that the entity itself is not the issuing entity;

(f)	any member of the entity’s Group issues, or agrees to issue, convertible notes;

(g)	any member of the entity’s Group disposes, or agrees to dispose, of the whole, or a substantial part, of the business or property of the entity’s Group;

(h)

any member of the entity’s Group creates or agrees to create any mortgage, charge, lien or other encumbrance over the whole, or a substantial part, of its business or property, other than in the usual and ordinary course of business consistent with past practice; or

(i)	any member of the entity’s Group becomes Insolvent,

provided that a Prescribed Occurrence will not include any matter:

(j)	required, expressly permitted or expressly contemplated by this deed, the Transaction or the transactions contemplated by either;

(k)

in relation to SPAC only, to the extent it is Fairly Disclosed in filings of SPAC to NASDAQ, or a publicly available document lodged by it with the SEC, or which would be disclosed in a search of the SEC records or NASDAQ announcements in relation to SPAC, in each case (where the filing, lodgement, record or announcement was made) within the 24 months before the date of this deed;

(l)	required by law or by an order of a court or Government Agency; or

(m)	the undertaking of which BTH has previously approved in writing (which approval must not be unreasonably withheld, conditioned or delayed).

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Pubco A&R Articles has the meaning given in the BCA.

Pubco Board means the board of directors of Pubco.

Pubco Information means such information regarding Pubco that is provided by or on behalf of Pubco or Merger Sub to BTH or the Independent Expert:

(a)	to enable the Scheme Booklet to be prepared and completed in compliance with all applicable laws;

(b)	to enable applications for Regulatory Approvals to be made; and

(c)	otherwise in compliance with Pubco’s or Merger Sub’s obligations under clause 5.3.

Pubco Material Adverse Change has the meaning given in the definition of Material Adverse Change.

Pubco Ordinary Shares has the meaning given in the BCA.

Pubco Warranties means the representations and warranties of Pubco set out in Schedule 4.

Receiving Party has the meaning given to that term in clause 16.2.

Redemption Rights means rights of redemption provided for in Section 36 of the SPAC Articles.

Registered Address means in relation to a Scheme Shareholder, the address shown in the BTH Share Register as at the Scheme Record Date.

Registration Statement has the meaning given to “Proxy/Registration Statement” in the BCA.

Regulatory Approval means:

(a)

any approval, consent, Authorisation, registration, filing, lodgment, permit, franchise, agreement, notarisation, certificate, permission, licence, direction, declaration, authority, waiver, modification or exemption from, by or with a Government Agency; or

(b)

in relation to anything that would be fully or partly prohibited or restricted by law if a Government Agency intervened or acted in any way within a specified period after lodgment, filing, registration or notification, the expiry of that period without intervention or action.

Related Body Corporate has the meaning given in section 50 of the Corporations Act.

Relevant Expense has the meaning given to that term in clause 16.4(e).

Relevant Interest has the meaning given in sections 608 and 609 of the Corporations Act.

Relevant Notice has the meaning given to that term in clause 9.6(b)(iv).

Representative of a party includes an employee, agent, officer, director, adviser, partner, joint venturer or sub-contractor of that party.

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RG 60 means Regulatory Guide 60 issued by ASIC.

Rival Acquirer has the meaning given to that term in clause 9.6(a).

Sale Agent means a person appointed by SPAC (after consultation with BTH and with BTH’s approval, not to be unreasonably withheld) to sell the New Pubco Shares that are attributable to Ineligible Foreign Shareholders.

Scheme means the proposed scheme of arrangement pursuant to Part 5.1 of the Corporations Act between BTH and Scheme Shareholders in respect of all Scheme Shares, substantially in the form set out in Schedule 6 or in such other form as the parties agree in writing, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by each party.

Scheme Acquisition Effective Time has the meaning given in the BCA.

Scheme Booklet means the explanatory booklet to be prepared by BTH in respect of the Transaction in accordance with the terms of this deed and to be despatched to BTH Shareholders.

Scheme Consideration means the consideration to be provided by SPAC to each Scheme Shareholder for the transfer to SPAC of each Scheme Share, as determined in accordance with clause 4.2.

Scheme Meeting means the meeting of BTH Shareholders ordered by the Court to be convened under section 411(1) of the Corporations Act to consider and vote on the Scheme and includes any meeting convened following any adjournment or postponement of that meeting.

Scheme Record Date means, in respect of the Scheme, 5.00pm on the third Business Day (or such other Business Day as the parties agree in writing) following the Effective Date.

Scheme Share means a BTH Share on issue as at the Scheme Record Date.

Scheme Shareholder means a person who holds one or more Scheme Shares.

Second Court Date means the first day on which an application made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Scheme is heard or scheduled to be heard or, if the application is adjourned for any reason, means the date on which the adjourned application is heard or scheduled to be heard.

SEC means the United States Securities and Exchange Commission.

Securities Act means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder.

Share Splitting means the splitting by a holder of BTH Shares into two or more parcels of BTH Shares whether or not it results in any change in beneficial ownership of the BTH Shares.

SPAC Articles has the meaning given in the BCA.

SPAC Board means the board of directors of SPAC.

SPAC Break Fee means US$2,750,000.

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SPAC Group means SPAC and each of its Related Bodies Corporate (excluding, at any time, BTH and its Subsidiaries to the extent that BTH and its Subsidiaries are subsidiaries of SPAC at that time), and including Pubco and Merger Sub.

SPAC Group Member means a member of the SPAC Group.

SPAC Indemnified Parties means each Authorised Person of a member of the SPAC Group.

SPAC Information means such information regarding SPAC that is provided by or on behalf of SPAC to BTH or the Independent Expert:

(a)	to enable the Scheme Booklet to be prepared and completed in compliance with all applicable laws;

(b)	to enable applications for Regulatory Approvals to be made; and

(c)	otherwise in compliance with SPAC’s obligations under clause 5.2.

SPAC IPO means the initial public offering of SPAC consummated on May 12, 2022.

SPAC Material Adverse Change has the meaning given in the definition of Material Adverse Change.

SPAC Merger has the meaning given in the BCA.

SPAC Merger Effective Time has the meaning given in the BCA.

SPAC Prescribed Occurrence has the meaning given in the definition of Prescribed Occurrence.

SPAC Private Warrant means a redeemable warrant to purchase one SPAC Class A Ordinary Share at an exercise price of USD $11.50 per share sold in a private placement consummated concurrently with the SPAC IPO.

SPAC Proposals the approval of the proposals at the SPAC Shareholders Meeting, including the following:

(a)	the BCA, Scheme and the SPAC Merger and entry into the Plan of Merger;

(b)	the adjournment of the SPAC Shareholders Meeting pursuant to clause 5.2(k) of this deed;

(c)

any other proposals the parties deem necessary to give effect to the Scheme, BCA, the SPAC Merger, this deed or the other transactions contemplated by the BCA or this deed, or as required by the SEC, Nasdaq or applicable laws and regulations.

SPAC Proxy Statement means the proxy statement included in the Registration Statement and containing a notice of the SPAC Shareholders Meeting to be sent to SPAC Shareholders for the purposes of obtaining their approval of the SPAC Proposals.

SPAC Public Warrant means a redeemable warrant to purchase one SPAC Class A Ordinary Share at an exercise price of USD $11.50 per share issued as a component of SPAC Units in the SPAC IPO.

SPAC Shareholders the holders of shares in SPAC.

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SPAC Shareholders’ Meeting the meeting of SPAC Shareholders convened for the purposes of considering the SPAC Proposals.

SPAC Unit means a unit issued in the SPAC IPO, with each unit issued therein including (a) one SPAC Class A Ordinary Share and (b) one-half of one SPAC Public Warrant.

SPAC Warranties means the representations and warranties of SPAC set out in Schedule 3.

SPAC Warrants means SPAC Public Warrants and SPAC Private Warrants.

Sponsor has the meaning given in the BCA.

Subsidiary has the meaning given to that term in section 46 of the Corporations Act.

Superior Proposal means a bona fide written Competing Proposal received by the BTH Board, which the BTH Board determines, acting in good faith and in order to satisfy what the BTH Board reasonably considers to be its fiduciary or statutory duties (after receiving advice from its legal and financial advisers and not received as a result of a breach by BTH of its obligations under clause 9):

(a)	is reasonably capable of being valued and completed within a reasonable timeframe in accordance with its terms; and

(b)

would, if completed substantially in accordance with its terms, be reasonably likely to result in a transaction more favourable to BTH Shareholders than the Transaction (as the Transaction may be amended or varied following application of the matching right set out in clause 9.6) having regard to matters including consideration, conditionality, funding, certainty and timing, taking into account all aspects of the Competing Proposal and the Transaction, including conditions, the identity, reputation and financial condition of the person making the proposal and all relevant legal, regulatory and financial matters (including the value and type of consideration, funding, its conditions and the likelihood and timing of those conditions being satisfied, the level of certainty in respect of the funding required, the probability of the Competing Proposal being completed compared to the Transaction, any conditions precedent or other matters affecting the probability of the proposal being completed).

Supplier has the meaning given to that term in clause 16.4(c).

Tax Act means the Income Tax Assessment Act 1997 (Cth).

Taxes means all federal, state, local, foreign or other taxes of any kind, charges, fees, duties, levies, customs, imposts, required deposits or other assessments in each case in the nature of or similar to a tax imposed by any Government Agency, including all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, production, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, alternative or add-on minimum, or estimated taxes, and including any interest, late charge, penalty or addition thereto, in each case, whether disputed or not.

Tax Return means any return, declaration, report, statement, information statement or other document filed or required to be filed with any Government Agency with respect to Taxes, including any claims for refunds of Taxes, any information returns and any amendments or supplements of any of the foregoing or attachments thereto.

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Transfer Taxes means all transfer, stamp, documentary, sales, use registration, value added and other similar Taxes (including all applicable real estate transfer Taxes) incurred in connection with the Scheme, BCA, this deed or other transactions contemplated by the BCA or this deed.

Timetable means the indicative timetable in relation to the Transaction set out in Schedule 2 with such modifications as may be agreed in writing by the parties.

Third Party means a person other than BTH, SPAC, Pubco and Merger Sub (or their respective Related Bodies Corporate or Authorised Persons).

Trading Day has the meaning given to that term in the Listing Rules.

Transaction means the proposed acquisition by Pubco, in accordance with the terms and conditions of this deed, of all of the Scheme Shares through the implementation of the Scheme in accordance with this deed.

Transaction Documents means each of the:

(a)	the Ancillary Agreements (as defined in the BCA); and

(b)	BCA.

Trust Fund means the trust account maintained pursuant to the Trust Agreement.

Trust Agreement means that certain Investment Management Trust Agreement, dated as of May 9, 2022, by and between SPAC and Continental Stock Transfer & Trust Company.

1.2	Interpretation

In this deed the following rules of interpretation apply unless the contrary intention appears:

(a)	headings are for convenience only and do not affect the interpretation of this deed;

(b)	the singular includes the plural and vice versa;

(c)	words that are gender neutral or gender specific include each gender;

(d)	where a word or phrase is given a particular meaning, other parts of speech and grammatical forms of that word or phrase have corresponding meanings;

(e)	the words ‘such as’, ‘including’, ‘particularly’ and similar expressions are not used as, nor are intended to be, interpreted as words of limitation;

(f)	a reference to:

(i)	a person includes a natural person, partnership, joint venture, government agency, association, corporation, trust or other body corporate;

(ii)	a thing (including, but not limited to, a chose in action or other right) includes a part of that thing;

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(iii)	a party includes its agents, successors and permitted assigns;

(iv)	a document includes all amendments or supplements to that document;

(v)	a clause, term, party, schedule or attachment is a reference to a clause or term of, or party, schedule or attachment to this deed;

(vi)	this deed includes all schedules and attachments to it;

(vii)

a law includes a constitutional provision, treaty, decree, convention, statute, regulation, ordinance, by-law, judgment, rule of common law or equity and is a reference to that law as amended, consolidated or replaced;

(viii)	a statute includes any regulation, ordinance, by-law or other subordinate legislation made under it;

(ix)	an agreement other than this deed includes an undertaking, or legally enforceable arrangement or understanding, whether or not in writing;

(x)	a monetary amount is in Australian dollars, unless specified otherwise; and

(xi)	US$ or USD is a reference to the currency of the United States of America;

(g)	an agreement on the part of two or more persons binds them jointly and each of them severally;

(h)	when the day on which something must be done is not a Business Day, that thing must be done on the following Business Day;

(i)	a reference to time is to Sydney, Australia time;

(j)	no rule of construction applies to the disadvantage of a party because that party was responsible for the preparation of this deed or any part of it; and

(k)

an obligation imposed by this deed on a party to use reasonable endeavours to ensure that an act or thing occurs or does not occur is to be read as including an obligation on that party to cause its subsidiaries to use reasonable endeavours to ensure that such act or thing occurs or does not occur, as the case may be.

1.3	Best and reasonable endeavours

A reference to a party using or obligation on a party to use its best endeavours or reasonable endeavours or all reasonable endeavours does not oblige that party to:

(a)	pay money:

(i)

in the form of an inducement or consideration to a Third Party to procure something (other than the payment of immaterial expenses or costs, including costs of advisers, to procure the relevant thing); or

(ii)

in circumstances that are commercially onerous or unreasonable in the context of this deed, except for payment of any applicable fee for the lodgement or filing of any relevant application with any Government Agency or immaterial costs to procure that the thing is performed or occurs or does not occur;

(b)	provide other valuable consideration to or for the benefit of any person;

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(c)	commence any legal action or proceeding against any person; or

(d)	agree to commercially onerous or unreasonable conditions.

1.4	Consents or approvals

If the doing of any act, matter or thing under this deed is dependent on the consent or approval of a party or is within the discretion of a party, the consent or approval may be given or the discretion may be exercised conditionally or unconditionally or withheld by the party in its absolute discretion unless expressly provided otherwise.

1.5	Knowledge, belief or awareness of BTH

(a)

Certain statements made in this deed (including certain BTH Warranties) are given and made by BTH only on the basis of its knowledge, belief or awareness. For the purposes of this deed, BTH’s knowledge, belief or awareness is limited to the actual knowledge, belief or awareness of the board of directors of BTH. The knowledge, belief or awareness of any person other than the persons identified in this clause 1.5(a) will not be imputed to BTH.

(b)	Without limiting clause 13, none of the persons named in clause 1.5(a) will bear any personal liability in respect of the BTH Warranties or otherwise under this deed.

1.6	Knowledge, belief or awareness of SPAC

(a)

Certain statements made in this deed (including certain SPAC Warranties) are given and made by SPAC only on the basis of its knowledge, belief or awareness. For the purposes of this deed, SPAC’s knowledge, belief or awareness is limited to the actual knowledge, belief or awareness of Harsh Shethia, Nikhil Kalghatgi and/or Dean Clinton. The knowledge, belief or awareness of any person other than the persons identified in this clause 1.6(a) will not be imputed to SPAC.

(b)	Without limiting clause 13, none of the persons named in clause 1.6(a) will bear any personal liability in respect of the SPAC Warranties or otherwise under this deed.

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Schedule 2  Indicative Timetable

Event	Date
Registration Statement declared “effective”	Early to mid December 2024
BTH lodges draft Scheme Booklet with ASIC for review and comment	Mid December 2024
First Court Date	Late December 2024
Scheme Meeting	Early February 2025
Second Court Date	Early February 2025
Effective Date	Early to mid February 2025
Scheme Record Date	Mid February 2025
Implementation Date	Late February 2025

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Schedule 3  SPAC Warranties

SPAC represents and warrants that:

(a)	(Status) SPAC is a validly existing corporation registered under the laws of its place of incorporation;

(b)

(Power and corporate authorisation) the execution and delivery of this deed and the other Transaction Documents has been properly authorised by all necessary corporate action and SPAC has full corporate power and lawful authority to execute and deliver this deed and the other Transaction Documents, and to perform or cause to be performed its obligations under this deed and the other Transaction Documents;

(c)

(Documents binding) this deed and the other Transaction Documents constitute legal, valid and binding obligations on SPAC enforceable in accordance with their terms and the execution of this deed of itself does not result in a breach of or default under any agreement or deed or any writ, order, judgment or injunction, law, rule or regulation to which SPAC is a party or to which it is bound and it is not otherwise bound by any agreement that would prevent or restrict it from entering into, delivering or performing this deed and the other Transaction Documents;

(d)	(Transactions permitted) the execution and performance by it of this deed and each transaction contemplated by this deed did not and will not violate any provision of:

(i)	a law or treaty or a judgment, ruling, order or decree of a Government Agency binding on it or any of its Related Bodies Corporate; or

(ii)	its constituent documents;

(e)	(Insolvency Event) no Insolvency Event has occurred in relation to a member of the SPAC Group;

(f)	(No Regulatory Approvals) no Regulatory Approval is required to be obtained by SPAC in order for it to execute, deliver and perform this deed, other than those approvals set out in clause 3.1;

(g)	(no default) the execution and performance of this deed and each of the other Transaction Documents does not conflict with or result in the breach of or a default under:

(i)	any provision of SPAC’s constitution or other constituent documents; or any writ, order or injunction, judgement, law, rule, ruling or regulation to

(ii)	which it is a party or subject or by which it or any other SPAC Group Member is bound;

(h)

(SPAC Information) the SPAC Information contained in or incorporated by reference in the Registration Statement, and supplied or to be supplied for inclusion or incorporation by reference in the Scheme Booklet and any other document submitted or to be submitted to any Government Agency or any announcement or public statement regarding the Transaction contemplated hereby (including, without limitation, the announcement of the Transaction under clause 14.2 of this deed) shall not contain (1) any material statement which is materially misleading or deceptive (with any statement of belief or opinion being honestly held

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and formed on a reasonable basis), including by way of omission from that statement, or (2) any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, as at (a) the date the Scheme Booklet is despatched to Scheme Shareholders, (b) the time such information is filed, submitted or made publicly available (provided, if such information is revised by any subsequently filed amendment or supplement to the Registration Statement prior to the time the Registration Statement is declared effective by the SEC, this clause (b) shall solely refer to the time of such subsequent revision or supplement); (c) the time the Registration Statement is declared effective by the SEC; (d) the time the SPAC Proxy Statement included in the Registration Statement (or any amendment thereof or supplement thereto) is first mailed to the SPAC Shareholders; (e) the time of the SPAC Shareholders Meeting, except that no warranty or representation is made by SPAC with respect to statements made or incorporated by reference therein based on information supplied by BTH for inclusion therein; or (f) the Closing (subject, in each case, to the qualifications and limitations set forth in the materials provided by SPAC or that are included in such filings and/or mailings);

(i)	(basis of SPAC Information) the SPAC Information:

(i)

will be provided to BTH in good faith and on the understanding that BTH and each other BTH Indemnified Party will rely on that information for the purposes of preparing the Scheme Booklet and determining to proceed with the Transaction; and

(ii)	will comply in all material respects with the requirements of the Corporations Act, the Corporations Regulations, RG 60, applicable Takeovers Panel;

(j)

(New information) SPAC will, as a continuing obligation (but in respect of the BTH Information, only to the extent that BTH provides SPAC with updates to the BTH Information), ensure that the Scheme Booklet and Registration Statement are updated or supplemented to include all further or new information which arises after the Scheme Booklet has been despatched to BTH Shareholders, and the Registration Statement has been declared effective by the SEC, respectively, until the date of the Scheme Meeting, and the date of the SPAC Shareholders’ Meeting, respectively, which is necessary to ensure that the Scheme Booklet and Registration Statement (1) are not misleading or deceptive (including by way of omission) in any material respect and (2) do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading;

(k)

(Independent Expert) all information provided by or on behalf of SPAC to the Independent Expert has been and will be (as applicable) prepared and provided in good faith and on the understanding that the Independent Expert will rely on that information for the purpose of preparing the Independent Expert’s Report;

(l)	(Statements of opinion or belief) any statement of opinion or belief contained in the SPAC Information is honestly held and there are reasonable grounds for SPAC holding that opinion or belief;

(m)	(No Relevant Interest) as at the date of this deed:

(i)	no SPAC Group Member nor any of their Associates have any Relevant Interest in any BTH Shares, and no SPAC Group Member nor any of their Associates have a right to acquire any BTH Shares; and

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(ii)

no SPAC Group Member nor any of their Associates have entered into any agreement, arrangement or understanding that confers rights the economic effect of which is equivalent or substantially equivalent to holding, acquiring, or disposing of BTH Shares or any assets of any BTH Group Member (including cash-settled derivative contract, contracts for difference or other derivative contracts).

(n)	(No dealings with BTH Shareholders) neither SPAC nor any of its Associates has any agreement, arrangement or understanding with any BTH Shareholder under which:

(i)

that BTH Shareholder (or an Associate of that BTH Shareholder) would be entitled to receive any collateral benefit in relation to the Scheme, or any consideration for their BTH Shares that is different from the Scheme Consideration; or

(ii)	the BTH Shareholder agrees to vote in favour of the Scheme (or against any Competing Proposal);

(o)

(No dealings with BTH directors or employees) other than as disclosed to BTH prior to the date of this deed and approved by the BTH Board, neither SPAC nor any of its Associates has any agreement, arrangement or understanding with any director or employee of BTH relating in any way to the Transaction or operations of BTH after the Effective Date;

(p)	(Other dealings) other than:

(i)	as Fairly Disclosed to BTH in writing by or on behalf of SPAC on or before the date of this deed; or

(ii)	as contemplated by this deed, the BCA or the Transaction,

SPAC has no agreement, arrangement or understanding (whether written or oral) in relation to the securities, business, operations or assets of a BTH Group Member (including in relation to the securities, business or operations or assets of a BTH Group Member at the Implementation Date) or any other commercial or other arrangements related to BTH or another BTH Group Member, any territory or jurisdiction in which the BTH Group operates or the performance or conduct of the business of the BTH Group (in whole or in part), the Transaction or the Scheme;

(q)

(SPAC issued capital) unless agreed with BTH, on or prior to the Implementation Date, SPAC will not have issued or agreed to issue any other securities, options, performance rights or instruments which are still outstanding (or become outstanding) and which may convert into securities in SPAC;

(r)	(Capitalisation):

(i)	As of the date of this deed, the authorised share capital of SPAC is USD $50,000 divided into:

(A)	479,000,000 SPAC Class A Ordinary Shares, par value USD $0.0001 per share, of which there are 7,934,191 issued and outstanding;

(B)	20,000,000 Class B Ordinary Shares, par value USD $0.0001 per share, of which 1 is issued and outstanding; and

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(C)	1,000,000 preference shares, par value USD $0.0001 per share, of which 0 are issued and outstanding;

(ii)	As of the date of this deed, there are 9,938 SPAC Units issued and outstanding. Each SPAC Unit includes one SPAC Class A Ordinary Share and one-half of one SPAC Public Warrant;

(iii)

As of the date of this deed, there are 12,932,519 SPAC Public Warrants and 16,087,500 SPAC Private Warrants issued and outstanding. Each SPAC Warrant is exercisable for one SPAC Class A Ordinary Share at an exercise price of USD $11.50 per share; and

(iv)

All issued and outstanding equity of SPAC has been issued and granted in compliance with all applicable securities laws and other applicable laws and were issued free and clear of all Liens other than transfer restrictions under applicable securities laws and the organisational documents of SPAC.

(s)	(Solvency) SPAC is not the subject of any bankruptcy, dissolution, liquidation, reorganisation or other applicable laws affecting creditors’ rights generally and by general equitable principles;

(t)

(No other financing arrangements) it is not nor will it be a party to any agreement, arrangement or understanding (whether written or oral) with a debt financier or equity financier in connection with the Transaction other than for SPAC working capital loans as fully disclosed to BTH prior to the date of this deed;

(u)

(No regulatory approvals) other than as contemplated by this deed, it does not require any approval, consent, clearance, waiver, ruling, relief, confirmation, exemption, declaration or notice from any Government Agency in order to execute and perform this deed or the other Transaction Documents;

(v)

(SPAC Shareholder Approval) the votes on the SPAC Proposals, and the consent of the Sponsor, are the only approvals of the holders of any class of share of SPAC necessary under any applicable law or the Listing Rules, SPAC’s organisational documents and any contract to which SPAC is a party or is bound necessary for SPAC to implement the Transaction in accordance with the Timetable; SPAC does not require the approval of its shareholders or the approval or consent of any other person to enter into or perform any of its obligations under this deed or the Deed Poll;

(w)	(Trust fund) as at the date of this deed, SPAC has not less than USD $16,000,000 in the Trust Fund;

(x)	(Taxes) except in each case as to matters that would not, individually or in the aggregate, be material to SPAC:

(i)	SPAC has duly and timely filed all Tax Returns which are required to be filed by or with respect to it, and has paid all Taxes which have become due;

(ii)	all such Tax Returns are true, correct and complete and accurate and disclose all Taxes required to be paid;

(iii)	all such Tax Returns have been examined by the relevant Government Agency or the period for assessment for Taxes in respect of such Tax Returns has expired;

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(iv)

there is no Claim, pending, or proposed or threatened in writing or, to the knowledge of SPAC, threatened, with respect to Taxes of SPAC or for which a lien may be imposed upon any of the assets of SPAC;

(v)

no statute of limitations in respect of the assessment or collection of any Taxes of SPAC for which a lien may be imposed on any of the assets of SPAC has been waived or extended, which waiver or extension is in effect, except for automatic extensions of time to file Tax Returns obtained in the ordinary course of business;

SPAC has complied with all applicable laws relating to the reporting, payment, collection and withholding of Taxes and has duly and timely withheld or collected, paid over to the applicable Government Agency and reported all Taxes (including income, social, security and other payroll Taxes) required to be withheld or collected by SPAC;

(vi)

none of the assets of SPAC are required to be treated as owned by another Person for U.S. federal income Tax purposes pursuant to Section 168(f)(8) of the Code (as in effect prior to its amendment by the Tax Reform Act of 1986);

(vii)

there is no lien for Taxes (other than statutory liens for Taxes not yet due and payable and liens for Taxes which are being contested in good faith through appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP or IFRS) upon any of the assets of SPAC;

(viii)

there is no outstanding request for a ruling from any Government Agency, request for a consent by a Government Agency for a change in a method of accounting, subpoena or request for information by any Government Agency, or closing agreement with any Government Agency (within the meaning of Section 7121 of the Code or any analogous provision of applicable law), with respect to SPAC;

(ix)	no claim has been made by a Government Agency in writing in a jurisdiction where SPAC has not paid any tax or filed Tax Returns asserting that SPAC is or may be subject to Tax in such jurisdiction;

(x)	there is no outstanding power of attorney from SPAC authorizing anyone to act on behalf of SPAC in connection with any Tax, Tax Return or Claim relating to any Tax or Tax Return of SPAC;

(xi)	SPAC is not, or has ever been, a party to any Tax sharing or Tax allocation contract, other than any customary commercial contract the principal subject of which is not Taxes; and

(xxi)

SPAC is not currently or has ever been included in any consolidated, combined or unitary Tax Return other than a Tax Return that includes only SPAC. SPAC has not taken any action (or permitted any action to be taken), or is aware of any fact or circumstance, that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment.

(y)	(SEC filings)

(i)

SPAC has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be field by it with the SEC together with any amendments, restatements or supplements thereto

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(SPAC SEC Reports). SPAC has furnished to BTH, true and correct copies of all amendments and modifications that have not been filed by SPAC with the SEC to all agreements, documents and other instruments that previously had been filed by SPAC with the SEC and are currently in effect. As of their respective dates, the SPAC SEC Reports, at the time they were filed, or, if amended, as of the date of such amendment, (i) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder; and (ii) did not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading;

(ii)

Each of the financial statements (including, in each case, any notes thereto) contained in the SPAC SEC Reports was prepared in accordance with GAAP (applied on a consistent basis) and Regulation S-X and Regulation S- K, as applicable, throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the financial position, results of operations, changes in shareholders equity and cash flows of SPAC as at the respective dates thereof and for the respective periods indicated therein, (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which have not had, and would not reasonably be expected to individually or in the aggregate be material). SPAC has no off-balance sheet arrangements that are not disclosed in the SPAC SEC Reports;

(iii)

Except as and to the extent set forth in the SPAC SEC Reports, SPAC does not have any liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except for liabilities and obligations arising in the ordinary course of SPAC’s business;

(iv)	SPAC is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ;

(v)

SPAC has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for SPAC’s and its Subsidiaries’ assets. SPAC maintains and, for all periods covered by SPAC’s financial statements, has maintained books and records of SPAC in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of SPAC in all material respects;

(vi)

There are no outstanding loans or other extensions of credit made by SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SPAC. SPAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act;

(vii)

Neither SPAC (including any employee thereof) nor SPAC’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilised by

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SPAC; (ii) any fraud, whether or not material, that involves SPAC’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilised by SPAC; or (iii) any claim or allegation regarding any of the foregoing, except for such material weakness in SPAC’s internal control over financial reporting, as further described in the SPAC SEC Reports; and

(viii)	As of the date hereof, there are no outstanding SEC comments from the SEC with respect to the SPAC SEC Reports;

(z)

(Board Approval) The SPAC Board, by resolutions duly and unanimously passed by the directors (x) voting at a meeting duly called and held, or (y) in writing, and not subsequently rescinded or modified in any way, has duly (i) approved and adopted this deed and declared their advisability and approved the Transaction; and (ii) recommended that the SPAC Shareholders approve and adopt this deed and the Transaction, and directed that this deed and the Transaction be submitted for consideration by the SPAC Shareholders at the SPAC Shareholders Meeting. The votes on the SPAC Proposals, and the consent of the Sponsor are the only approvals of the holders of any class of share of SPAC necessary under any applicable law or the Listing Rules, SPAC’s organisational documents and any contract to which SPAC is a party or is bound necessary for SPAC to implement the Transaction in accordance with the Timetable;

(aa)

(Listing) The issued and outstanding SPAC Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NASDAQ under the symbol “IVCAU.” The issued and outstanding SPAC Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NASDAQ under the symbol “IVCA.” The issued and outstanding public SPAC Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NASDAQ under the symbol “IVCAW.” As of the date of this deed, there is no action pending or, to the knowledge of SPAC, threatened in writing against SPAC by the NASDAQ or the SEC with respect to any intention by such entity to deregister the SPAC Units, the SPAC Class A Ordinary Shares, or public SPAC Warrants or terminate the listing of SPAC on the NASDAQ. None of SPAC or any of its affiliates has taken any action in an attempt to terminate the registration of the SPAC Units, the SPAC Class A Ordinary Shares, or the public SPAC Warrants under the Exchange Act;

(bb)	(Continuous disclosure) SPAC has complied in all material respects with its continuous disclosure obligations under applicable securities laws and the Nasdaq Listing Rules;

(cc)

(No material breach of laws) as far as SPAC is aware, as at the date of this deed, there is no material breach by any SPAC Group member of any law or regulation applicable to them (or order of any Government Agency having jurisdiction over them);

(dd)	(Material contracts) except as would not have a SPAC Material Adverse Change:

(i)

each material contract of the SPAC Group is in full force and effect and is valid and binding on the applicable member of the SPAC Group and the relevant SPAC Group Member has in all material respects complied with and performed all obligations required to be complied with or performed by it to date under each material contract;

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(ii)	as at the date of this deed, no member of the SPAC Group has knowledge of, or has received notice of, any breach of any material contract of the SPAC Group by any of the other parties thereto;

(iii)

as at the date of this deed, no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of the SPAC Group or, to the knowledge of SPAC, any other party thereto, of or under any material contract of the SPAC Group, or which constitutes an event of default, prepayment event or similar event, or gives another party a termination right or right to accelerate any right or obligation (including a right or obligation to any payment or fees); and

(iv)	as far as SPAC is aware, there are no actual, pending or proposed amendments to, or agreements to amend (whether oral or written), any material contract of the SPAC Group.

(ee)	(litigation): except as would not have a SPAC Material Adverse Change:

(i)	no SPAC Group Member or, as far as SPAC is aware, director, officer or key management person of any SPAC Group Member is:

(A)

a party to or the subject of any legal action, formal investigation, proceeding, dispute, claim, demand, notice, direction, inquiry, arbitration, mediation, dispute resolution or litigation, in any such case which is material and which is not initiated by or involves any BTH Group Member; or

(B)	the subject of any ruling, judgement, order, declaration or decree by any Government Agency, in any such case which is material; and

(ii)

so far as SPAC is aware, there is no such legal action, investigation, proceeding, dispute, claim, demand, notice, direction, inquiry, arbitration, mediation, dispute resolution, litigation, ruling, judgement, order, declaration or decree pending, threatened or anticipated, against any SPAC Group Member or, as far as SPAC is aware, director, officer or key management person of any SPAC Group Member.

(ff)	(consents and approvals) except for:

(i)	the filing of any required applications, filings and notices, as applicable, with the Nasdaq, SEC, ASX, FIRB or ASIC, or the Cayman Registrar with respect to the SPAC Merger;

(ii)	approval of the Scheme by Court; and

(iii)	in relation to any grants provided by any Government Agency,

no consents or approvals of or filings or registrations with any Government Agency are necessary in connection with:

(iv)	the execution and delivery by it of this deed and each Transaction Document to which it is a party; or

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(v)

the implementation of the Scheme and the other transactions contemplated by this deed, the BCA and each Transaction Document to which it is a party, except for such consents, approvals, filings or registrations that, if not obtained or made, would not have a SPAC Material Adverse Change.

(gg)

(Brokers) No broker, finder or banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction, or the transactions contemplated under the Transaction Documents, based upon arrangements made by or on behalf of SPAC.

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Schedule 4 Pubco Warranties

Pubco represents and warrants that:

(a)	(Status) Pubco is a validly existing corporation registered under the laws of its place of incorporation;

(b)

(Power and corporate authorisation) the execution and delivery of this deed and the other Transaction Documents (to which it is a party) has been properly authorised by all necessary corporate action and Pubco has full corporate power and lawful authority to execute and deliver this deed, the other Transaction Documents (to which it is a party) and the Deed Poll, and to perform or cause to be performed its obligations under this deed, the other Transaction Documents (to which it is a party) and the Deed Poll;

(c)

(Documents binding) this deed and the other Transaction Documents constitute legal, valid and binding obligations on Pubco enforceable in accordance with their terms and the execution of this deed of itself does not result in a breach of or default under any agreement or deed or any writ, order, judgment or injunction, law, rule or regulation to which Pubco or Merger Sub is a party or to which they are bound and it is not otherwise bound by any agreement that would prevent or restrict it from entering into, delivering or performing this deed and the other Transaction Documents;

(d)	(Transactions permitted) the execution and performance by it of this deed and each transaction contemplated by this deed did not and will not violate any provision of:

(i)	a law or treaty or a judgment, ruling, order or decree of a Government Agency binding on it or any of its Related Bodies Corporate; or

(ii)	its constituent documents;

(e)	(No Regulatory Approvals) no Regulatory Approval is required to be obtained by Pubco in order for it to execute, deliver and perform this deed, other than those approvals set out in clause 3.1;

(f)	(no default) the execution and performance of this deed and each of the other Transaction Documents does not conflict with or result in the breach of or a default under:

(i)	any provision of Pubco’s constitution or other constituent documents; or

(ii)	any writ, order or injunction, judgement, law, rule, ruling or regulation to which it is a party or subject or by which it or Merger Sub is bound;

(g)

(Pubco Information) the Pubco Information provided for inclusion in the Scheme Booklet, as at the date the Scheme Booklet is despatched to BTH Shareholders, will be accurate in all material respects and will not contain any statement which is materially misleading or deceptive (with any statement of belief or opinion being honestly held and formed on a reasonable basis), including by way of omission from that statement;

(h)	(basis of Pubco Information) the Pubco Information:

(i)	will be provided to BTH in good faith; and

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(ii)	will comply in all material respects with the requirements of the Corporations Act, the Corporations Regulations, RG 60, applicable Takeovers Panel guidance notes and the Listing Rules;

(i)

(new information) it will, as a continuing obligation, provide to BTH all further or new information which arises after the Scheme Booklet has been despatched to BTH Shareholders until the date of the Scheme Meeting which is necessary to ensure that the Pubco Information is not misleading or deceptive (including by way of omission);

(j)

(Independent Expert) all information provided by or on behalf of Pubco to the Independent Expert has been and will be (as applicable) prepared and provided in good faith and on the understanding that the Independent Expert will rely on that information for the purpose of preparing the Independent Expert’s Report;

(k)

(Insolvency Event or regulatory action) no Insolvency Event has occurred in relation to it or Merger Sub, nor has any regulatory action of any nature been taken that would reasonably be likely to prevent or restrict its ability to fulfil its obligations under this deed, under the Deed Poll or under the Scheme;

(l)

(no regulatory approvals) other than as contemplated by this deed, it does not require any approval, consent, clearance, waiver, ruling, relief, confirmation, exemption, declaration or notice from any Government Agency in order to execute and perform this deed, the BCA or the other Transaction Documents;

(m)

(ownership and operations) Pubco was formed on 3 October 2024 and since that date has engaged in no other business activities, acquired no assets, engaged no employees, and has no liabilities or obligations (other than incurred in connection with the transactions contemplated by this deed, the BCA or any other Transaction Document) and has conducted its operations only as contemplated by this deed, the BCA or any other Transaction Document.

(n)

(Brokers) No broker, finder or banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction, or the transactions contemplated under the Transaction Documents, based upon arrangements made by or on behalf of Pubco or Merger Sub; and

(o)	(Capital structure) as at the date of this deed the capital structure of Pubco and Merger Sub is as follows:

(i)	1 ordinary share is on issue in Pubco; and

(ii)	1 ordinary share is on issue in Merger Sub,

and neither Pubco nor Merger Sub has agreed to issue any other shares or other securities, including any securities which may be converted or exchanged into Pubco or Merger Sub shares or other securities.

(p)

(No material breach of laws) as far as Pubco is aware, as at the date of this deed, there is no material breach by Pubco or Merger Sub of any law or regulation applicable to them (or order of any Government Agency having jurisdiction over them);

(q)	(litigation): except as would not have a Pubco Material Adverse Change:

(i)	neither Pubco nor Merger Sub or, as far as BTH is aware, director, officer or key management person of either Pubco or Merger Sub is:

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(A)

a party to or the subject of any legal action, formal investigation, proceeding, dispute, claim, demand, notice, direction, inquiry, arbitration, mediation, dispute resolution or litigation, in any such case which is material and which is not initiated by or involves any BTH Group Member; or

(B)	the subject of any ruling, judgement, order, declaration or decree by any Government Agency, in any such case which is material; and

(ii)

so far as Pubco is aware, there is no such legal action, investigation, proceeding, dispute, claim, demand, notice, direction, inquiry, arbitration, mediation, dispute resolution, litigation, ruling, judgement, order, declaration or decree pending, threatened or anticipated, against either Pubco or Merger Sub or, as far as BTH is aware, director, officer or key management person of either Pubco or Merger Sub.

(r)	(consents and approvals) except for:

(i)	the filing of any required applications, filings and notices, as applicable, with the Nasdaq, SEC, ASX, FIRB or ASIC, or the Cayman Registrar with respect to the SPAC Merger;

(ii)	approval of the Scheme by Court; and

(iii)	in relation to any grants provided by any Government Agency,

no consents or approvals of or filings or registrations with any Government Agency are necessary in connection with:

(iv)	the execution and delivery by it of this deed and each Transaction Document to which it is a party; or

(v)	the implementation of the Scheme and the other transactions contemplated by this deed, the BCA and each Transaction Document to which it is a party,

except for such consents, approvals, filings or registrations that, if not obtained or made, would not have a Pubco Material Adverse Change.

(s)	(New Pubco Shares)

(i)	each New Pubco Share will be fully paid and free from any mortgage, charge, lien, encumbrance or other security interest, or any third party right;

(ii)

on the Implementation Date, all of the issued and outstanding New Pubco Shares (A) will be duly authorized, validly issued, fully paid and nonassessable, (B) will have been issued in compliance in all material respects with applicable laws and (C) will not have been issued in breach or violation of any pre-emptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any person or entity in any agreement to which Pubco is a party or by which it is bound.

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Schedule 5 BTH Warranties

BTH represents and warrants that:

(a)	(Status) BTH is a validly existing corporation registered under the laws of its place of incorporation;

(b)

(Power and corporate authorisations) the execution and delivery of this deed and the other Transaction Documents by BTH has been properly authorised by all necessary corporate action and BTH has full corporate power and lawful authority to execute and deliver this deed and the other Transaction Documents and to perform or cause to be performed its obligations under this deed, the other Transaction Documents and the Scheme;

(c)

(Documents binding) this deed and the other Transaction Documents constitute legal, valid and binding obligations on BTH enforceable in accordance with their terms and the execution of this deed of itself does not result in a breach of or default under any agreement or deed or any writ, order, judgment or injunction, law, rule or regulation to which BTH or any of its Subsidiaries is a party or to which they are bound and it is not otherwise bound by any agreement that would prevent or restrict it from entering into, delivering or performing this deed and the other Transaction Documents;

(d)	(Transactions permitted) the execution and performance by it of this deed and each Transaction Document to which it is a party will not violate any provision of:

(i)	a law or treaty or a judgment, ruling, order or decree of a Government Agency binding on it or any of its Related Bodies Corporate; or

(ii)	its constitution or other constituent documents.

(e)	(Insolvency Event) no Insolvency Event has occurred in relation to a member of the BTH Group;

(f)

(BTH Information) the BTH Information contained in the Scheme Booklet, and supplied or to be supplied for inclusion or incorporation by reference in the Registration Statement and any other document submitted or to be submitted to any other Government Agency or any announcement or public statement regarding the Transaction contemplated hereby (including, without limitation, the announcement of the Transaction under clause 14.2 of this deed) shall not contain (1) any material statement which is materially misleading or deceptive (with any statement of belief or opinion being honestly held and formed on a reasonable basis), including by way of omission from that statement, or (2) any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, as at (a) the date the Scheme Booklet is despatched to Scheme Shareholders, (b) the time such information is filed, submitted or made publicly available (provided, if such information is revised by any subsequently filed amendment or supplement to the Registration Statement prior to the time the Registration Statement is declared effective by the SEC, this clause (b) shall solely refer to the time of such subsequent revision or supplement); (c) the time the Registration Statement is declared effective by the SEC; (d) the time the SPAC Proxy Statement included in the Registration Statement (or any amendment thereof or supplement thereto) is first mailed to the SPAC Shareholders; (e) the time of the SPAC Shareholders Meeting, except that no warranty or representation is made by BTH with respect to statements made or incorporated by reference

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therein based on information supplied by SPAC for inclusion therein; or (f) the Closing (subject, in each case, to the qualifications and limitations set forth in the materials provided by BTH or that are included in such filings and/or mailings);

(g)	(basis of BTH Information) the BTH Information:

(i)

will be prepared and included in the Scheme Booklet in good faith and on the understanding that SPAC and each other SPAC Indemnified Party will rely on that information considering and approving the SPAC Information; and

(ii)	will comply in all material respects with the requirements of the Corporations Act, the Corporations Regulations, RG 60, applicable Takeovers Panel guidance notes and the Listing Rules,

(h)

(Independent Expert) all information provided by or on behalf of BTH to the Independent Expert will be prepared and provided in good faith and on the understanding that the Independent Expert will rely on that information for the purpose of preparing the Independent Expert’s Report;

(i)

(new information) BTH will, as a continuing obligation (but in respect of the SPAC Information, only to the extent that SPAC provides BTH with updates to the SPAC Information), ensure that the Scheme Booklet and Registration Statement are updated or supplemented to include all further or new information which arises after the Scheme Booklet has been despatched to BTH Shareholders, and the Registration Statement has been declared effective by the SEC, respectively, until the date of the Scheme Meeting, and the date of the SPAC Shareholders’ Meeting, respectively, which is necessary to ensure that the Scheme Booklet and Registration Statement (1) are not misleading or deceptive (including by way of omission) in any material respect and (2) do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading;

(j)	(Capital structure) the issued capital of BTH as of the date of this deed is:

(i)	821,675,934 BTH Shares; and

(ii)	13,100,184 “PSARs”;

(iii)	3,301,232 service rights; and

(iv)	42,748,249 options,

and there are no other options, performance rights, shares, warrants, convertible notes, instruments or other securities (or offers, agreements or obligations to issue any of the foregoing) that may convert into BTH Shares (other than in connection with the treatment of the BTH Equity Incentives as contemplated by clause 4.9);

(k)

(No material breach of laws) as far as BTH is aware, as at the date of this deed, there is no material breach by any BTH Group member of any law or regulation applicable to them (or order of any Government Agency having jurisdiction over them), which breach would be reasonably likely to have the effect of causing a BTH Material Adverse Change;

(l)

(Continuous disclosure) BTH has complied in all material respects with its continuous disclosure obligations under ASX Listing Rule 3.1 and, other than in relation to this Transaction, it is not relying on the carve-out in Listing Rule 3.1A to withhold any material information from public disclosure (other than the information in relation to the Transaction); and

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(m)

(Disclosure Material) the BTH Disclosure Letter and Due Diligence Materials were compiled in good faith, and BTH has not intentionally withheld from the BTH Disclosure Letter and Due Diligence Materials any information of which BTH is aware as at the date of this deed which, if disclosed, might reasonably be expected to affect the decision of SPAC to enter into this deed and complete the Transaction. For the avoidance of doubt, BTH makes no representation or warranty whatsoever as to the adequacy or sufficiency of the BTH Disclosure Letter and Due Diligence Materials for the purpose of Pubco acquiring BTH Shares or for SPAC’s or an affiliate of the Sponsor funding of that acquisition, which are matters of which SPAC has to satisfy itself.

(n)

(Brokers) no broker, finder or banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction, or the transactions contemplated under the Transaction Documents, based upon arrangements made by or on behalf of BTH.

(o)	(Taxes) except in each case as to matters that would not, individually or in the aggregate, be material to BTH or its Subsidiaries:

(i)	each of BTH and its Subsidiaries has duly and timely filed all Tax Returns which are required to be filed by or with respect to it, and has paid all Taxes which have become due;

(ii)	all such Tax Returns are true, correct and complete and accurate and disclose all Taxes required to be paid;

(iii)	all such Tax Returns have been examined by the relevant Government Agency or the period for assessment for Taxes in respect of such Tax Returns has expired;

(iv)

there is no Claim, pending, or proposed or threatened in writing or, to the knowledge of BTH or its Subsidiaries, threatened, with respect to Taxes of BTH or any Subsidiary thereof or for which a lien may be imposed upon any of the assets of BTH or any Subsidiary thereof;

(v)

no statute of limitations in respect of the assessment or collection of any Taxes of BTH or any Subsidiary for which a lien may be imposed on any of the assets of BTH or its Subsidiaries has been waived or extended, which waiver or extension is in effect, except for automatic extensions of time to file Tax Returns obtained in the ordinary course of business;

(vi)

BTH and each Subsidiary thereof has complied with all applicable laws relating to the reporting, payment, collection and withholding of Taxes and has duly and timely withheld or collected, paid over to the applicable Government Agency and reported all Taxes (including income, social, security and other payroll Taxes) required to be withheld or collected by BTH or any Subsidiary thereof;

(vii)

none of the assets of BTH or any Subsidiary thereof is required to be treated as owned by another Person for U.S. federal income Tax purposes pursuant to Section 168(f)(8) of the Code (as in effect prior to its amendment by the Tax Reform Act of 1986);

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(viii)

there is no lien for Taxes (other than statutory liens for Taxes not yet due and payable and liens for Taxes which are being contested in good faith through appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP or IFRS) upon any of the assets of BTH or its Subsidiaries;

(ix)

there is no outstanding request for a ruling from any Government Agency, request for a consent by a Government Agency for a change in a method of accounting, subpoena or request for information by any Government Agency, or closing agreement with any Government Agency (within the meaning of Section 7121 of the Code or any analogous provision of applicable Law), with respect to BTH or any Subsidiary thereof;

(x)

no claim has been made by a Government Agency in writing in a jurisdiction where BTH or any Subsidiary thereof has not paid any tax or filed Tax Returns asserting that BTH or such Subsidiary is or may be subject to Tax in such jurisdiction;

(xi)

there is no outstanding power of attorney from BTH or any Subsidiary thereof authorizing anyone to act on behalf of BTH or a Subsidiary thereof in connection with any Tax, Tax Return or Claim relating to any Tax or Tax Return of BTH or any Subsidiary thereof;

(xii)

none of BTH or any Subsidiary thereof is, or has ever been, a party to any Tax sharing or Tax allocation contract, other than any customary commercial contract the principal subject of which is not Taxes; and

(xiii)

none of BTH or any Subsidiary thereof is currently or has ever been included in any consolidated, combined or unitary Tax Return other than a Tax Return that includes only BTH and its Subsidiaries. Neither BTH nor any Subsidiary thereof has taken any action (or permitted any action to be taken), or is aware of any fact or circumstance, that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment.

(p)

(interest) except as would not have a BTH Material Adverse Change, the Due Diligence Materials Fairly Disclose details of any company, partnership, trust, joint venture (whether incorporated or unincorporated) or other enterprise in which BTH or another BTH Group Member owns or otherwise holds any interest.

(q)

(material licences) except as would not have a BTH Material Adverse Change, as at the date of this deed, the BTH Group has all licences, authorisations and permits necessary for it to conduct the business of the BTH Group as it is being conducted as at the date of this deed.

(r)	(litigation): except as would not have a BTH Material Adverse Change:

(i)	no BTH Group Member is:

(A)

a party to or the subject of any legal action, formal investigation, proceeding, dispute, claim, demand, notice, direction, inquiry, arbitration, mediation, dispute resolution or litigation, in any such case which is material and which is not initiated by or involves any SPAC Group Member; or

(B)	the subject of any ruling, judgement, order, declaration or decree by any Government Agency, in any such case which is material; and

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(ii)

so far as BTH is aware, there is no such legal action, investigation, proceeding, dispute, claim, demand, notice, direction, inquiry, arbitration, mediation, dispute resolution, litigation, ruling, judgement, order, declaration or decree pending, threatened or anticipated, against any BTH Group Member.

(s)	(consents and approvals) except for:

(i)	the filing of any required applications, filings and notices, as applicable, with the Nasdaq, SEC, ASX, FIRB, or ASIC;

(ii)	approval of the Scheme by Court; and

(iii)	in relation to any grants provided by any Government Agency,

no consents or approvals of or filings or registrations with any Government Agency are necessary in connection with:

(iv)	the execution and delivery by it of this deed and each Transaction Document to which it is a party; or

(v)	the implementation of the Scheme and the other transactions contemplated by this deed, the BCA and each Transaction Document to which it is a party,

except for such consents, approvals, filings or registrations that, if not obtained or made, would not have a BTH Material Adverse Change.

(t)	(intellectual property): except as would not have a BTH Material Adverse Change:

(i)

each BTH Group Member owns, holds, possesses or is authorised to use all patents, patent rights, licences, inventions, copyrights, know-how (including trade secrets and other unpatented or unpatentable proprietary or confidential information, systems, processes or procedures), trademarks, service marks and other trade names currently used by them in connection with the business now operated by them (Intangible Rights); and

(ii)

no BTH Group Member has received any notice of any claim of infringement (and no BTH Group Member knows of any such claim of infringement) of any asserted rights of others with respect to the use of any of the Intangible Rights.

(u)

(data protection) so far as BTH is reasonably aware, and except as would not have a BTH Material Adverse Change, in the last 12 months there have been no security breaches, violations of any security policy or applicable law or instances of unauthorised access to data or information used by any member of the BTH Group. The BTH Group maintains commercially reasonable policies and procedures regarding data security and privacy, and administrative, technical and physical safeguards, and the foregoing policies, procedures and safeguards are, in each case and in all material respects, in compliance with all applicable contractual obligations and applicable laws.

(v)

(no default) no member of the BTH Group is in default under any document, agreement or instrument binding on it or its assets nor has anything occurred which is or would with the giving of notice or lapse of time constitute an event of default, prepayment event or similar event, or give another party a termination right or right to accelerate any right or obligation, under the document or agreement with that effect, except where such default or occurrence would not have a BTH Material Adverse Change.

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(w)

(BTH Shares not indirect Australian real property interests) the relevant BTH Shares held by each Scheme Shareholder are not as at the date of this deed, and until (and including) the Implementation Date will not be, indirect Australian real property interests within the meaning of Division 855 of the Tax Act for the Scheme Shareholder.

(x)	(financial information and filings):

(i)	the financial statements of the BTH Group included (or incorporated by reference) in BTH Reporting Documents (as defined below) (Financial Statements), including the related notes, where applicable:

(ii)	have been prepared from the books and records of the BTH Group;

(A)	have been prepared in all material respects in accordance with the requirements of the Corporations Act and any other applicable laws and in accordance with the Accounting Standards; and

(B)

give a true and fair view in all material respects of the consolidated financial position of the BTH Group and the consolidated results of operations and changes in cash flows and equity of the BTH Group as of the respective dates and for the periods therein set forth.

(iii)

the Financial Statements (including the notes thereto) (i) fairly present, in all material respects, the consolidated financial position of BTH Group, as of the respective dates thereof and the consolidated results of their operations, their consolidated comprehensive incomes or losses, their consolidated changes in shareholders’ equity and their consolidated cash flows for the respective periods then ended (subject, in the case of the Unaudited Financial Statements, to normal year end adjustments (none of which are, individually or in the aggregate, material to BTH’s business taken as a whole) and the absence of footnotes or inclusion of limited footnotes), (ii) were prepared in accordance with IFRS, applied on a consistent basis during the periods covered (except as may be specifically indicated in the notes thereto and, in the case of the Unaudited Financial Statements, the absence of footnotes or the inclusion of limited footnotes), and (iii) were prepared from, and are in accordance in all material respects with, the books and records of BTH’s business.

(iv)

each of the financial statements or similar reports of BTH required to be included in the Registration Statement, the SPAC Proxy Statement, the Form 6-K filed in connection with and announcing the Closing or any other filings to be made with the SEC in connection with the transactions contemplated by the BCA or any Ancillary Agreement (the financial statements described in this sentence, which the Parties acknowledge shall, with respect to historical financial statements, solely consist of such financial statements when delivered), (i) will fairly present, in all material respects, the consolidated financial position of BTH Group, as of the respective dates thereof and the consolidated results of their operations, their consolidated comprehensive incomes or losses, their consolidated changes in stockholders’ equity and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited financial statements, to normal year end adjustments (none of which are, individually or in the aggregate, material to BTH’s business take, (ii) prepared in

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accordance with IFRS, applied on a consistent basis during the periods covered (except as may be specifically indicated in the notes thereto and, in the case of the unaudited financial statements, the absence of footnotes or the inclusion of limited footnotes) (iii) in the case of any audited financial statements, will be audited in accordance with the standards of the PCAOB and IFRS and will contain an unqualified report of BTH’s independent auditor and (iv) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the date of such delivery (including Regulation S-X or Regulation S-K, as applicable).

(v)

to the extent any of the books and records of each BTH Group Member are required to be maintained in accordance with the Accounting Standards, the Corporations Act and other applicable laws, such books and records have been, and are being, maintained in all material respects in accordance with the relevant requirements.

(vi)

as at the date of this deed, no member of the BTH Group has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), other than those liabilities:

(A)	that are reflected or reserved against on the consolidated balance sheet of the BTH Group included in its report for the full year ended 30 June 2024 (including any notes thereto),

(B)	incurred in the ordinary course of business since 30 June 2022, or

(C)	incurred in connection with this deed and the transactions contemplated by this deed.

(vii)	since 30 June 2024:

(A)

no member of the BTH Group, nor, to the knowledge of BTH, any director, officer, auditor, accountant or Representative of any member of the BTH Group, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or, to the knowledge of BTH, oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to reserves, write-downs, charge- offs and accruals) of any member of the BTH Group or their respective internal accounting controls, including any complaint, allegation, assertion or claim that a member of the BTH Group has engaged in inappropriate accounting or auditing practices; and

(B)

no employee of or legal adviser representing a member of the BTH Group, whether or not employed by a member of the BTH Group, has reported in writing evidence of a breach of securities laws, breach of fiduciary duty or similar breach by a member of the BTH Group or any of its directors, officers, employees or agents to the BTH Board or any committee thereof or the board of directors or similar governing body of any Subsidiary of BTH or any committee thereof, or to the knowledge of BTH, to any officer of a member of the BTH Group.

(viii)

since the admission of BTH to the official list of ASX, it has timely filed with ASIC and the ASX all required material reports, schedules, prospectuses, forms, statements, notices and other documents required to be filed with ASIC and the ASX, including any notices required to be filed by the Listing Rules (all of those documents being the “ BTH Reporting Documents”);

Gilbert + Tobin	Schedule 5 | page | 105

(ix)

as of its date, each BTH Reporting Document complied in all material respects with the requirements of the Corporations Act and the Listing Rules and all rules, regulations and policy statements under the Corporations Act and the Listing Rules; and

(x)

none of the BTH Reporting Documents as of the date of their respective filings (or, if amended or superseded by a filing prior to the date of this document, on the date of such amended or superseding filing) contained an untrue statement of a material fact or omitted to state a material fact required to be stated in it or necessary to prevent the statement made from being false or misleading in the circumstances in which it has been made.

(y)

(certain payments) no member of the BTH Group or, to BTH’s knowledge, any of its respective officers, directors, employees, agents or representatives has, directly or indirectly, in connection with the business of the BTH Group: (i) made, offered or promised to make or offer any unlawful payment, loan or transfer of anything of value to or for the benefit of any government official, candidate for public office, political party or political campaign; (ii) paid, offered or promised to make or offer any bribe, payoff, influence payment, kickback, unlawful rebate, or other similar unlawful payment of any nature; (iii) made, offered or promised to make or offer any unlawful contributions, gifts, entertainment or other unlawful expenditures; (iv) established or maintained any unlawful fund of corporate monies or other properties; (v) created or caused the creation of any false or inaccurate books and records of the BTH Group or any of its members related to any of the foregoing; or (vi) otherwise violated any provision of the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§78dd-1, et seq., the UK Bribery Act of 2010, or any other applicable anti-corruption or anti-bribery law.

(z)	(employees) except as would not have a BTH Material Adverse Change:

(i)

each BTH Group Member materially complies with all obligations under employment contracts, industrial agreements and awards, and with all codes of conduct and practice relevant to conditions of service and to the relations between it and the employees employed by it;

(ii)

no BTH Group Member is a party to any workplace agreement with a trade union or industrial organisation, group of employees or individual employees in respect of the BTH Group and no industrial awards or workplace agreements apply to any employees of a BTH Group Member; and

(iii)

no BTH Group Member is currently involved or has been involved in any dispute with any union, Government Agency or employee of a BTH Group Member at any time within the 12 months preceding the date of this deed.

(aa)	(superannuation):

(i)	Except as would not have a BTH Material Adverse Change, each BTH Group Member that contributes, or is required to contribute to a superannuation fund:

(A)	has made when due, all contributions to each superannuation fund that the relevant BTH Group Member is obliged to make or has voluntarily committed to make; and

Gilbert + Tobin	Schedule 5 | page | 106

(B)	has made all superannuation contributions required to avoid any liability for a superannuation guarantee charge under the Superannuation Guarantee Charge Act 1992.

(bb)	(real property)

(i)	there are no freehold properties owned by the BTH Group;

(ii)

BTH or another member of the BTH Group is the lessee of all leasehold estates reflected in the audited financial statements included in BTH’s annual report for the financial year ended 30 June 2024 or acquired after that date (except for leases that have expired by their terms since that date), free and clear of all material encumbrances and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of BTH, the lessor, except as would not have a BTH Material Adverse Change; and

(iii)

to the knowledge of BTH, no BTH Group Member has received a notice to vacate or notice to quit from any third party pursuant to any real property leased by a member of the BTH Group, except as would not have a BTH Material Adverse Change.

(cc)	(Material contracts) except as would not have a BTH Material Adverse Change:

(i)

each material contract of the BTH Group is in full force and effect and is valid and binding on the applicable member of the BTH Group and the relevant BTH Group Member has in all material respects complied with and performed all obligations required to be complied with or performed by it to date under each material contract;

(ii)	as at the date of this deed, no member of the BTH Group has knowledge of, or has received notice of, any breach of any material contract of the BTH Group by any of the other parties thereto; and

(iii)

as at the date of this deed, no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of the BTH Group or, to the knowledge of BTH, any other party thereto, of or under any material contract of the BTH Group, or which constitutes an event of default, prepayment event or similar event, or gives another party a termination right or right to accelerate any right or obligation (including a right or obligation to any payment or fees);

(dd)

(related party transactions) no member of the BTH Group has entered into, or agreed to enter into, a transaction which requires, or would require, the approval of the holders of BTH Shareholders under Chapter 10 of the Listing Rules.

(ee)

(insurance) the Due Diligence Materials contain complete and accurate particulars of all current insurance policies and cover notes taken out in respect of each member of the BTH Group (Insurances) and, except as would not have a BTH Material Adverse Change:

(i)	each Insurance is currently in full force and effect and all applicable premiums have been paid.

(ii)

as at the date of this deed, there are no outstanding claims made by a member of the BTH Group or any person on its behalf under an Insurance or an insurance policy held by a member of the BTH Group; and

Gilbert + Tobin	Schedule 5 | page | 107

(iii)	as of the date of this deed, no member of the BTH Group has received written notice of any threatened termination of, premium increase with respect to, or alteration of coverage under, any Insurance.

Gilbert + Tobin	Schedule 5 | page | 108

Exhibit 10.1

SPONSOR SUPPORT AGREEMENT

THIS SPONSOR SUPPORT AGREEMENT, dated as of October 21, 2024 (this “Agreement”), is made and entered into by and among ICE I Holdings Pte. Ltd., a Singapore corporation (“Sponsor”), Investcorp AI Acquisition Corp., a Cayman Islands exempted company (“SPAC”), certain SPAC Shareholders whose names appear on the signature pages of this Agreement (such SPAC Shareholders and Sponsor, collectively, the “Sponsor Members”), Bigtincan Limited, a Cayman Islands exempted company (“Pubco”), and Bigtincan Holdings Limited, an Australian public company listed on the Australian Securities Exchange with Australian Company Number (ACN) 154 944 797 (the “Company” and together with SPAC, Pubco and the Sponsor Members, the “Parties” and each a “Party”).

WHEREAS, SPAC, Pubco, BTH Merger Sub Limited, a Cayman Islands exempted company and a direct, wholly owned Subsidiary of Pubco (“Merger Sub”), and the Company propose to enter into, concurrently herewith, a business combination agreement (the “Business Combination Agreement”; capitalized terms used but not defined in this Agreement shall have the meanings ascribed to such terms in the Business Combination Agreement), which provides for, among other things, a business combination among SPAC, Pubco, Merger Sub and the Company;

WHEREAS, as of the date hereof, each Sponsor Member owns of record the number of SPAC Shares as set forth opposite such Sponsor Member’s name on Schedule A hereto under the column entitled “Number of Shares Owned” (all such SPAC Shares and any other SPAC Shares of which ownership of record or the power to vote is hereafter acquired by the Sponsor Members prior to the Closing being referred to herein as the “Shares”);

WHEREAS, as of the date hereof, Sponsor owns of record 16,087,500 SPAC Private Warrants (the “Sponsor Warrants”), and, pursuant to the terms and subject to the conditions set forth in the Business Combination Agreement, at the SPAC Merger Effective Time, such Sponsor Warrants will be converted into an equivalent number of Pubco Warrants (all such Pubco Warrants being referred to herein as the “Warrants”); and

WHEREAS, in order to induce SPAC, Pubco and the Company to enter into the Business Combination Agreement, the Sponsor Members desire to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

1. Agreement to Vote. Each Sponsor Member hereby agrees to vote, at any meeting of the SPAC Shareholders, including the SPAC Shareholders Meeting, and in any action by written consent of the SPAC Shareholders, all Shares held by such Sponsor Member at such time in favor of the approval and adoption of the Business Combination Agreement and the Transactions and all other SPAC Shareholder Proposals.

2. Transfer of Shares. Each Sponsor Member agrees that it shall not, prior to the SPAC Merger Effective Time, directly or indirectly, (a) sell, assign, transfer (including by operation of Law), pledge, dispose of or otherwise encumber any Shares held by such Sponsor Member or otherwise agree to do any of the foregoing, except for a sale, assignment or transfer pursuant to the Business Combination Agreement, (b) deposit any Shares held by such Sponsor Member into a voting trust or enter into a voting Contract or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement or (c) enter into any Contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of Law) or other disposition of any Shares held by such Sponsor Member; provided, that the foregoing shall not prohibit the transfer of any Shares held by such Sponsor Member to one or more of its Affiliates, but only if such Affiliate executes this Agreement or a joinder agreeing to become a party to this Agreement.

3. No Redemption of Shares. Each Sponsor Member hereby agrees to abstain from exercising any Redemption Rights with respect to any Shares held by such Sponsor Member in connection with the SPAC Shareholder Approval or in connection with the Transactions.

4. Waiver of Anti-Dilution Protections. Sponsor hereby waives, subject to, and conditioned upon, the occurrence of the Closing, its right to an adjustment of the Conversion Ratio (as defined in Article 37 of the SPAC Articles) with respect to any conversion of its SPAC Class B Ordinary Share in connection with the Transactions.

5. Vesting of Warrants.

(a) Sponsor hereby agrees that it will place, or cause to be placed, the Warrants into escrow to be transferred to a mutually agreed upon escrow agent pursuant to a customary escrow agreement to be mutually agreed upon by Sponsor, SPAC, Pubco and the Company, such escrow agent holding the Warrants as nominee and for the benefit of Sponsor, subject always to the terms of this Agreement and such escrow agreement. The Warrants shall become fully vested such that they shall be released from escrow pursuant to such escrow agreement, and delivered to be held directly by Sponsor immediately upon the satisfaction of the vesting and forfeiture set forth below:

(i) if, at any time following the Closing, the 10-Day VWAP of the Pubco Ordinary Shares is greater than or equal to $11.50 (the “Price Target”), 7,239,375 of the Warrants shall become immediately vested;

(ii) if, at any time following the first anniversary of the Closing, the 10- Day VWAP of the Pubco Ordinary Shares is greater than or equal to the Price Target, 4,826,250 of the Warrants shall become immediately vested;

(iii) if, at any time following the second anniversary of the Closing, the 10-Day VWAP of the Pubco Ordinary Shares is greater than or equal to the Price Target, 4,021,875 of the Warrants shall become immediately vested; and

provided, that, in each case of clauses (i), (ii) and (iii), the Price Target shall be equitably adjusted for any share splits, share dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the Pubco Ordinary Shares.

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(b) For purposes of this Section 5, “10-Day VWAP” means, for any security as of a particular date, the dollar volume-weighted average price of such security on the principal securities exchange or securities market on which such security is then traded for the ten consecutive trading days immediately preceding (but excluding) such date, or, if the foregoing does not apply, the dollar volume-weighted average price of such security on the over-the-counter market on which such security is then traded for the ten consecutive trading days immediately preceding (but excluding) such date.

6. SPAC Transaction Expenses. Sponsor hereby agrees that, to the extent the Outstanding SPAC Transaction Expenses exceed an amount equal to $4,500,000 (the “SPAC Transaction Expenses Cap”), Sponsor shall, prior to the SPAC Merger Effective Time, pay any such amount in excess of the SPAC Transaction Expenses Cap to SPAC in cash, by wire transfer of immediately available funds to the account designated by SPAC.

7. Representations and Warranties. Each Sponsor Member, severally and not jointly, hereby represents and warrants to SPAC, Pubco and the Company as follows:

(a) The execution, delivery and performance by such Sponsor Member of this Agreement and the consummation by such Sponsor Member of the transactions contemplated hereby do not and will not (i) conflict with or violate any Law applicable to such Sponsor Member, (ii) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any Person, (iii) result in the creation of any lien or other encumbrance on any Shares held by such Sponsor Member, or, in the case of Sponsor, any of the Sponsor Warrants or the Warrants (in each case, other than under this Agreement, the Business Combination Agreement and the other Ancillary Agreements), or (iv) if applicable, conflict with or result in a breach of or constitute a default under any provision of the organizational or governing documents of such Sponsor Member.

(b) As of the date of this Agreement, such Sponsor Member owns exclusively of record and has good and valid title to the number of SPAC Shares set forth opposite such Sponsor Member’s name on Schedule A hereto under the column entitled “Number of Shares Owned”, free and clear of any liens or other encumbrances, other than pursuant to (i) this Agreement, the Business Combination Agreement and the other Ancillary Agreements, (ii) applicable securities Laws and (iii) that certain Letter Agreement, dated as of May 9, 2022, by and among SPAC, Sponsor and the individuals signatory thereto, and as of the date of this Agreement, such Sponsor Member has the sole power (as currently in effect) to vote, and the right, power and authority to sell, transfer and deliver, all of such shares, and such Sponsor Member does not own, directly or indirectly, any other SPAC Shares.

(c) Such Sponsor Member has the power, authority and capacity to execute, deliver and perform this Agreement, and this Agreement has been duly authorized, executed and delivered by such Sponsor Member.

8. Termination. This Agreement and the obligations of the Parties under this Agreement shall automatically terminate upon the earliest of: (a) the Closing; (b) the termination of the Business Combination Agreement in accordance with its terms; and (c) the mutual written agreement of all the Parties. Upon termination of this Agreement, no Party shall have any further obligations or liabilities under this Agreement; provided, however, that such termination shall not relieve any Party from any liability for any willful and material breach of this Agreement occurring prior to such termination.

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9. Miscellaneous.

(a) Except as otherwise set forth in this Agreement, all fees, expenses and disbursements incurred by or on behalf of any Party in connection with the preparation, negotiation and execution of this Agreement, the performance of such Party’s obligations hereunder or the consummation of the transactions contemplated hereby shall be paid by the Party incurring such fees, expenses and disbursements.

(b) All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be duly given (a) when delivered in person, (b) if sent by prepaid post or internationally recognized delivery service, on the Business Day after the date of posting (or the seventh Business Day after the date of posting if posted to or from outside Australia and the recipient’s notice address is located in Australia) or (c) if delivered by email, on the earlier of (i) when the sender receives an automated message confirming delivery and (ii) two hours after the time sent (as recorded on the device from which the sender sent the email) unless the sender receives an automated message that the email has not been delivered, but if the delivery or transmission under clause (a) or (b) is not on a Business Day or is after 5:00 pm at the location of delivery or transmission on a Business Day, then such notice, request, claim, demand or other communication shall be taken to be given at 9:00am at the location of delivery or transmission on the following Business Day, in each case of clauses (a), (b) and (c), unless such notice, request, claim, demand or other communication specifies it shall be taken to be given at a later time, in which case it shall be taken to be given at such later time, addressed as follows (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 9(b)):

If to Sponsor or, prior to the Closing, SPAC:

Investcorp AI Acquisition Corp.

Century Yard, Cricket Square, Elgin Avenue, PO Box 1111

George Town, Grand Cayman, Cayman Islands KY1-1102

Attention: Harsh Shethia; Dean Clinton

Email: HShethia@investcorp.com; DClinton@Investcorp.com

with a copy (which shall not constitute notice) to:

Winston & Strawn LLP

800 Capitol St., Suite 2400

Houston, TX 77002

Attention: Michael J. Blankenship; Jonathan R. Bodle

Email: mblankenship@winston.com; jbodle@winston.com

and

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Clayton Utz

Level 15, 1 Bligh Street

Sydney, NSW 2000 Australia

Attention: Rory Moriarty

Email: moriarty@claytonutz.com

If to the Company or, from and after the Closing, SPAC or Pubco:

Bigtincan Holdings Limited

Level 5, 126 Phillip St

Sydney NSW 2000

Attention: Lucy Rowe

Email: lucy.rowe@automicgroup.com.au

with a copy (which shall not constitute notice) to:

Allen Overy Shearman Sterling US LLP

2601 Olive Street, 17th Floor

Dallas, TX 75201

Attention: Alain Dermarkar; Robert J. Cardone; Michael Walraven

Email: alain.dermarkar@aoshearman.com; robert.cardone@aoshearman.com;

michael.walraven@aoshearman.com

and

Gilbert + Tobin

Level 35, Tower 2, International Towers Sydney, 200 Barangaroo Avenue

Barangaroo, NSW 2000

Attention: Costas Condoleon; Wes Bainbridge; Sarah Horton

Email: ccondoleon@gtlaw.com.au; wbainbridge@gtlaw.com.au;

shorton@gtlaw.com.au

If, prior to the Closing, to Pubco:

Bigtincan Limited

Century Yard, Cricket Square, Elgin Avenue, PO Box 1111

George Town, Grand Cayman E9-KY1-1102

Attention: Harsh Shethia; Dean Clinton

Email: HShethia@Investcorp.com; DClinton@Investcorp.com

with a copy (which shall not constitute notice) to:

Winston & Strawn LLP

800 Capitol Steet, Suite 2400

Houston, TX 77002

Attention: Michael J. Blankenship; Jonathan R. Bodle

Email: mblankenship@winston.com; jbodle@winston.com

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If to a Sponsor Member other than Sponsor, to the address or email address set forth for such Sponsor Member on its signature page hereto.

(c) If any provision of this Agreement is held to be invalid, illegal or incapable of being enforced, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner which is materially adverse to any Party. Upon such determination that any provision of this Agreement is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(d) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the definitions contained in this Agreement are applicable to the other grammatical forms of such terms, (iv) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (v) the term “Section” refers to the specified Section of this Agreement, (vi) the word “including” and derivative or similar words mean “including without limitation,” (vii) the word “extent” in the phrase “to the extent” means the degree to which a subject or thing extends, and such phrase shall not simply mean “if,” (viii) the word “or” shall be disjunctive but not exclusive, (ix) references to “written” or “in writing” include in electronic form, (x) any reference to a specified Person includes such Person’s successors and permitted assigns, (xi) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto, (xii) references to “$,” “US$,” “USD” or “dollars” are to the lawful currency of the United States of America and (xiii) references to any Law shall include all rules and regulations promulgated thereunder, and references to any Law shall be construed as including all statutory, legal, and regulatory provisions consolidating, amending or replacing such Law.

(e) The Parties and their respective counsel have reviewed and negotiated this Agreement as the joint agreement and understanding of the Parties, and the language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(f) This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and undertakings, both written and oral, among the Parties with respect to the subject matter hereof. No Party shall assign, grant or otherwise transfer the benefit of the whole or any part of this Agreement or any of its rights or obligations hereunder (whether pursuant to a merger, by operation of Law or otherwise) without the prior written consent of the other Parties; provided, that no permitted assignment shall relieve the assigning Party of any of its obligations hereunder.

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(g) This Agreement may be amended by the Parties at any time, in whole or in part, by an instrument in writing signed by each of the Parties.

(h) The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its terms, and, accordingly, that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the provisions hereof, without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at Law or in equity. Each of the Parties hereby further waives (i) any defense in any action for equitable relief that a remedy at Law would be adequate, or an award of specific performance is not an appropriate remedy, and (ii) any requirement under any applicable Law to post security or a bond as a prerequisite to obtaining equitable relief.

(i) This Agreement and all claims and causes of action arising hereunder shall be governed by, and construed in accordance with, the Laws of the State of New York applicable to contracts executed in and to be performed in that State, without regard to any conflicts of laws principles or rules.

(j) Each of the Parties hereby irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Supreme Court of the State of New York or, if it has or can acquire jurisdiction, in the U.S. District Court for the Southern District of New York (and in each case, any appellate courts thereof) (collectively, the “Chosen Courts”). Each of the Parties further agrees that notice delivered pursuant to Section 9(b) shall constitute sufficient service of process, and each of the Parties waives any argument that such service is insufficient. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the Chosen Courts for any reason, (ii) that it or its properties and assets is exempt or immune from jurisdiction of any Chosen Court or from any legal process commenced in any Chosen Court (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) any Action in any Chosen Court is brought in an inconvenient forum, (B) the venue of any such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by any Chosen Court.

(k) This Agreement may be executed and delivered (including executed manually or electronically via DocuSign or other similar services and delivered by portable document format (pdf) transmission) in multiple counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(l) Without further consideration, each Party shall execute and deliver, or cause to be executed and delivered, such additional documents and instruments and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

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(m) EACH OF THE PARTIES HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF THE PARTIES (I) CERTIFIES THAT NO REPRESENTATIVE OF ANY OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND TO CONSUMMATE THE TRANSACTIONS CONTEMPLATED HEREBY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9(M).

[Signature Pages Follow]

8

IN WITNESS WHEREOF, each of the Sponsor Members, SPAC, Pubco and the Company has caused this Agreement to be duly executed as of the date first written above.

SPONSOR MEMBERS:

ICE I HOLDINGS PTE. LTD.

By:	/s/ Neleus Lee
Name:	Neleus Lee
Title:	Director

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, each of the Sponsor Members, SPAC, Pubco and the Company has caused this Agreement to be duly executed as of the date first written above.

SPONSOR MEMBERS:

/s/ Nikhil Kalghatgi
Name:	Nikhil Kalghatgi
Address:

/s/ Dean Clinton
Name:	Dean Clinton
Address:

/s/ Rishi Kapoor
Name:	Rishi Kapoor
Address:

/s/ Kunal Bahl
Name:	Kunal Bahl
Address:

/s/ Girish Vanvari
Name:	Girish Vanvari
Address:

/s/ Ashwini Asokan
Name:	Ashwini Asokan
Address:

/s/ Manpreet Singh
Name:	Manpreet Singh
Address:

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, each of the Sponsor Members, SPAC, Pubco and the Company has caused this Agreement to be duly executed as of the date first written above.

SPAC:

INVESTCORP AI ACQUISITION CORP.

By:	/s/ Nikhil Kalghatgi
Name:	Nikhil Kalghatgi
Title:	CEO

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, each of the Sponsor Members, SPAC, Pubco and the Company has caused this Agreement to be duly executed as of the date first written above.

COMPANY:

BIGTINCAN HOLDINGS LIMITED

By:	/s/ Tom Amos
Name:	Tom Amos
Title:	Chairman

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, each of the Sponsor Members, SPAC, Pubco and the Company has caused this Agreement to be duly executed as of the date first written above.

PUBCO:

BIGTINCAN LIMITED

By:	/s/ Dean Clinton
Name:	Dean Clinton
Title:	Authorized Signatory

[Signature Page to Sponsor Support Agreement]

Exhibit 10.2

SPONSOR LOCK-UP AGREEMENT

THIS SPONSOR LOCK-UP AGREEMENT, dated as of October 21, 2024 (this “Agreement”), is made and entered into by and among ICE I Holdings Pte. Ltd., a Singapore corporation (“Sponsor”), Investcorp AI Acquisition Corp., a Cayman Islands exempted company (“SPAC”), certain SPAC Shareholders whose names appear on the signature pages of this Agreement (such SPAC Shareholders and Sponsor, collectively, the “Sponsor Members”), Bigtincan Limited, a Cayman Islands exempted company (“Pubco”), and Bigtincan Holdings Limited, an Australian public company listed on the Australian Securities Exchange with Australian Company Number (ACN) 154 944 797 (the “Company” and together with SPAC, Pubco and the Sponsor Members, the “Parties” and each a “Party”).

WHEREAS, SPAC, Pubco, BTH Merger Sub Limited, a Cayman Islands exempted company and a direct, wholly owned Subsidiary of Pubco (“Merger Sub”), and the Company propose to enter into, concurrently herewith, a business combination agreement (the “Business Combination Agreement”; capitalized terms used but not defined in this Agreement shall have the meanings ascribed to such terms in the Business Combination Agreement), which provides for, among other things, a business combination among SPAC, Pubco, Merger Sub and the Company;

WHEREAS, as of the date hereof, each Sponsor Member owns of record the number of SPAC Shares as set forth opposite such Sponsor Member’s name on Schedule A hereto under the column entitled “Number of Shares Owned”, and, pursuant to the terms and subject to the conditions set forth in the Business Combination Agreement, at the SPAC Merger Effective Time, such SPAC Shares will be converted into an equivalent number of Pubco Ordinary Shares (all such Pubco Ordinary Shares to be so owned by the Sponsor Members being referred to herein as the “Shares”); and

WHEREAS, pursuant to the Business Combination Agreement, and in view of the valuable consideration to be received by the Sponsor Members thereunder, the Sponsor Members desire to enter into this Agreement, pursuant to which the Shares shall become subject to the limitations on disposition and other restrictions as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

1.	Definitions. For purposes of this Agreement:

(a) the term “Change of Control” means the occurrence, after the Closing, of any of the following events: (i) any Person or any group of Persons acting together which would constitute a “group” for purposes of Section 13(d) of the Exchange Act is or becomes the beneficial owner, directly or indirectly, of securities of Pubco representing more than 50% of the combined voting power of, or economic interests in, Pubco’s then outstanding voting securities; (ii) there is consummated a merger, amalgamation, consolidation or other business combination transaction of Pubco with any Person, and, immediately after the consummation of such merger, amalgamation, consolidation or other business combination transaction, either (A) the members of the board of directors of Pubco immediately prior to such merger, amalgamation, consolidation or other business combination transaction do not constitute at least a majority of the board of directors of the company surviving such merger, amalgamation, consolidation or other business combination transaction or, if the surviving company is a Subsidiary of another Person, the ultimate parent thereof, or (B) the voting securities of Pubco immediately prior to such merger, amalgamation, consolidation or other business combination transaction do not continue to represent, or are not converted into, more than 50% of the combined voting power of the then-outstanding voting securities of the Person resulting from such merger, amalgamation, consolidation or other business combination transaction or, if such Person is a Subsidiary of another Person, the ultimate parent thereof; or (iii) the shareholders of Pubco approve a plan of complete liquidation or dissolution of Pubco or there is consummated an agreement or series of related agreements for the sale, lease or other disposition, directly or indirectly, by Pubco of 50% or more of the assets of Pubco and its Subsidiaries, taken as a whole.

(b) the term “Immediate Family” means, with respect to any natural person, any of the following: (i) such person’s spouse; (ii) the siblings of such person and his or her spouse; and (iii) the direct descendants and ascendants (including adopted and step-children and parents) of such person and his or her spouse and siblings;

(c) the term “Lock-Up Period” means the period beginning on the Closing Date and ending on the date that is the second anniversary of the Closing;

(d) the term “Lock-Up Shares” means, with respect to a given Sponsor Member, the number of Shares set forth opposite such Sponsor Member’s name on Schedule A hereto under the column entitled “Number of Lock-Up Shares”;

(e) the term “Permitted Transferees” means, with respect to a given Sponsor Member, any Person to whom such Sponsor Member is permitted to transfer Lock-Up Shares prior to the expiration of the Lock-Up Period pursuant to Section 2(a); and

(f) the term “Transfer” means the (i) sale of, offer to sell, Contract to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of, or agree to dispose of, or establishment or increase of a put equivalent position or liquidation with respect to, or decrease of a call equivalent position, within the meaning of Section 16 of the Exchange Act, with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another Person, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).

2.	Lock-Up Provisions.

(a) Notwithstanding the provisions set forth in Section 2(b), each Sponsor Member or any of its Permitted Transferees may Transfer any or all of the Lock-Up Shares held by him, her or it during the Lock-Up Period: (i) to such Sponsor Member’s officers, directors, managers or management committee members; (ii) to any Affiliates of such Sponsor Member or such Affiliate’s officers, directors, managers or management committee members; (iii) in the case of such Sponsor Member or any such Permitted Transferee that is a natural person, by gift to a member of such person’s Immediate Family or to a trust, the beneficiary of which is such person or a member of such person’s Immediate Family, or to a charitable organization; (iv) in the case

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of such Sponsor Member or any such Permitted Transferee that is a natural person, by virtue of laws of descent and distribution upon death of such person; (v) in the case of such Sponsor Member or any such Permitted Transferee that is a natural person, pursuant to a qualified domestic relations order; (vi) to any partners (general or limited), members, shareholders or holders of similar Equity Securities of such Sponsor Member (or, in each case, its nominee or custodian) or any of their respective Affiliates; (vii) by virtue of applicable Law or the organizational or governing documents of such Sponsor Member or such Permitted Transferee upon liquidation or dissolution of such Sponsor Member or such Permitted Transferee; (viii) in connection with any pledge, hypothecation or other granting of a security interest in the Lock-Up Shares to one or more lending institutions as collateral or security for any borrowing or the incurrence of any indebtedness by such Sponsor Member (provided, that such borrowing or incurrence of indebtedness is secured by a portfolio of assets or Equity Securities issued by multiple issuers); (ix) pursuant to a bona fide tender offer, merger, consolidation or other similar transaction, in each case, made to all holders of Pubco Ordinary Shares involving a Change of Control (including negotiating and entering into an agreement providing for any such transaction) (provided, that in the event that such tender offer, merger, consolidation or other such transaction is not completed, all Lock-Up Shares shall remain subject to the provisions of Section 2(b)); or (x) to such Sponsor Member; provided, however, that, in the case of clauses (i) through (ix), any such Permitted Transferees shall execute this Agreement or a joinder agreeing to become a party to this Agreement prior to or concurrently with such Transfer.

(b) Each Sponsor Member hereby agrees, on its own behalf and on behalf of its Permitted Transferees, that neither such Sponsor Member nor any of its Permitted Transferees shall Transfer any Lock-Up Shares during the Lock-Up Period (such restriction, the “Lock-Up Restriction”), except as permitted in accordance with the following:

(i) on the date that is six months following the Closing Date, the Lock- Up Restriction shall expire with respect to the number of Lock-Up Shares set forth opposite such Sponsor Member’s name on Schedule A hereto under the column entitled “Number of 6-Month Lock-Up Shares”;

(ii) on the date that is the first anniversary of the Closing, the Lock-Up Restriction shall expire with respect to the number of Lock-Up Shares set forth opposite such Sponsor Member’s name on Schedule A hereto under the column entitled “Number of 12-Month Lock-Up Shares”; and

(iii) on the date that is the second anniversary of the Closing, the Lock- Up Restriction shall expire with respect to the number of Lock-Up Shares set forth opposite such Sponsor Member’s name on Schedule A hereto under the column entitled “Number of 24-Month Lock-Up Shares”;

provided, that, notwithstanding clauses (i)-(iii) above, on the date on which a Change of Control occurs, the Lock-Up Restriction will expire with respect to all Lock-Up Shares.

(c) During the Lock-Up Period, the Lock-Up Shares (whether issued in electronic or certificated form) shall bear a legend in substantially the following form, in addition to any other applicable legends:

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“THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A SPONSOR LOCK-UP AGREEMENT, DATED AS OF OCTOBER 21, 2024, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”), THE ISSUER’S SECURITY HOLDERS NAMED THEREIN AND THE OTHER PARTIES THERETO, AS MAY BE AMENDED FROM TIME TO TIME. A COPY OF SUCH SPONSOR LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

Promptly upon the expiration of the Lock-Up Restriction with respect to any Lock-Up Shares, Pubco shall take all reasonable steps required to remove such legend from the certificates evidencing such Lock-Up Shares, including issuing new share certificates (if any are issued) in respect of such Lock-Up Shares.

(d) For the avoidance of any doubt, each Sponsor Member shall retain all of his, her or its rights as a shareholder of Pubco with respect to the Lock-Up Shares held by such Sponsor Member during the Lock-Up Period, including the right to vote any Lock-Up Shares.

3. Forfeiture of SPAC Shares. Sponsor hereby agrees that, at the SPAC Merger Effective Time, 968,750 of the SPAC Shares held by Sponsor shall be forfeited to SPAC for cancellation for no consideration and shall cease to represent any interest in SPAC.

4. Representations and Warranties. Each Sponsor Member, severally and not jointly, hereby represents and warrants to SPAC, Pubco and the Company as follows:

(a) The execution, delivery and performance by such Sponsor Member of this Agreement and the consummation by such Sponsor Member of the transactions contemplated hereby do not and will not (i) conflict with or violate any Law applicable to such Sponsor Member, (ii) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any Person, (iii) result in the creation of any lien or other encumbrance on any of the SPAC Shares held by such Sponsor Member or the Shares to be owned by such Sponsor Member (in each case, other than under this Agreement, the Business Combination Agreement and the other Ancillary Agreements), or (iv) if applicable, conflict with or result in a breach of or constitute a default under any provision of the organizational or governing documents of such Sponsor Member.

(b) As of the date of this Agreement, such Sponsor Member owns exclusively of record and has good and valid title to the number of SPAC Shares as set forth opposite such Sponsor Member’s name on Schedule A hereto under the column entitled “Number of Shares Owned”, free and clear of any liens or other encumbrances, other than pursuant to (i) this Agreement, the Business Combination Agreement and the other Ancillary Agreements, (ii) applicable securities Laws and (iii) that certain Letter Agreement, dated as of May 9, 2022, by and among SPAC, Sponsor and the individuals signatory thereto, and as of the date of this Agreement, such Sponsor Member has the sole power (as currently in effect) to vote, and the right, power and authority to sell, transfer and deliver, all of such shares, and such Sponsor Member does not own, directly or indirectly, any other SPAC Shares.

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(c) Such Sponsor Member has the power, authority and capacity to execute, deliver and perform this Agreement, and this Agreement has been duly authorized, executed and delivered by such Sponsor Member.

5. Termination of the Business Combination Agreement. Notwithstanding anything to the contrary contained herein, in the event that the Business Combination Agreement is terminated in accordance with its terms prior to the SPAC Merger Effective Time, this Agreement and all rights and obligations of the Parties hereunder shall automatically terminate and be of no further force or effect.

6. Miscellaneous.

(a) If any Transfer of any Lock-Up Shares is made or attempted contrary to the provisions of this Agreement, such Transfer shall be null and void ab initio, and Pubco shall refuse to recognize any transferee of such Lock-Up Shares as one of its shareholders for any purpose. In order to enforce this Section 6(a), Pubco may impose stop-transfer instructions with respect to the Lock-Up Shares (and any permitted transferees and assigns thereof) until the expiration of the applicable Lock-Up Restriction.

(b) Except as otherwise set forth in this Agreement, all fees, expenses and disbursements incurred by or on behalf of any Party in connection with the preparation, negotiation and execution of this Agreement, the performance of such Party’s obligations hereunder or the consummation of the transactions contemplated hereby shall be paid by the Party incurring such fees, expenses and disbursements.

(c) All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be duly given (i) when delivered in person, (ii) if sent by prepaid post or internationally recognized delivery service, on the Business Day after the date of posting (or the seventh Business Day after the date of posting if posted to or from outside Australia and the recipient’s notice address is located in Australia) or (iii) if delivered by email, on the earlier of (A) when the sender receives an automated message confirming delivery and (B) two hours after the time sent (as recorded on the device from which the sender sent the email) unless the sender receives an automated message that the email has not been delivered, but if the delivery or transmission under clause (A) or (B) is not on a Business Day or is after 5:00 pm at the location of delivery or transmission on a Business Day, then such notice, request, claim, demand or other communication shall be taken to be given at 9:00am at the location of delivery or transmission on the following Business Day, in each case of clauses (i), (ii) and (iii), unless such notice, request, claim, demand or other communication specifies it shall be taken to be given at a later time, in which case it shall be taken to be given at such later time, addressed as follows (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 6(c)):

If to Sponsor or, prior to the Closing, SPAC:

Investcorp AI Acquisition Corp.

Century Yard, Cricket Square, Elgin Avenue, PO Box 1111

George Town, Grand Cayman, Cayman Islands KY1-1102

Attention: Harsh Shethia; Dean Clinton

Email: HShethia@investcorp.com; DClinton@Investcorp.com

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with a copy (which shall not constitute notice) to:

Winston & Strawn LLP

800 Capitol St., Suite 2400

Houston, TX 77022

Attention: Michael J. Blankenship; Jonathan R. Bodle

Email: mblankenship@winston.com; jbodle@winston.com

and

Clayton Utz

Level 15, 1 Bligh Street

Sydney, NSW 2000 Australia

Attention: Rory Moriarty

Email: moriarty@claytonutz.com

If to the Company or, from and after the Closing, SPAC or Pubco:

Bigtincan Holdings Limited

Level 5, 126 Phillip St

Sydney NSW 2000 Attention: Lucy Rowe

Email: lucy.rowe@automicgroup.com.au

with a copy (which shall not constitute notice) to:

Allen Overy Shearman Sterling US LLP

2601 Olive Street, 17th Floor

Dallas, TX 75201

Attention: Alain Dermarkar; Robert J. Cardone; Michael Walraven

Email: alain.dermarkar@aoshearman.com; robert.cardone@aoshearman.com;

michael.walraven@aoshearman.com

and

Gilbert + Tobin

Level 35, Tower 2, International Towers Sydney, 200 Barangaroo Avenue

Barangaroo, NSW 2000

Attention: Costas Condoleon; Wes Bainbridge; Sarah Horton

Email: ccondoleon@gtlaw.com.au; wbainbridge@gtlaw.com.au;

shorton@gtlaw.com.au

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If, prior to the Closing, to Pubco:

Bigtincan Limited

Century Yard, Cricket Square, Elgin Avenue, PO Box 1111

George Town, Grand Cayman E9-KY1-1102

Attention: Harsh Shethia; Dean Clinton

Email: HShethia@Investcorp.com; DClinton@Investcorp.com

with a copy (which shall not constitute notice) to:

Winston & Strawn LLP

800 Capitol Steet, Suite 2400

Houston, TX 77002

Attention: Michael J. Blankenship; Jonathan R. Bodle

Email: mblankenship@winston.com; jbodle@winston.com

If to a Sponsor Member other than Sponsor, to the address or email address set forth for such Sponsor Member on its signature page hereto.

(d) If any provision of this Agreement is held to be invalid, illegal or incapable of being enforced, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner which is materially adverse to any Party. Upon such determination that any provision of this Agreement is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(e) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the definitions contained in this Agreement are applicable to the other grammatical forms of such terms, (iv) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (v) the term “Section” refers to the specified Section of this Agreement, (vi) the word “including” and derivative or similar words mean “including without limitation,” (vii) the word “extent” in the phrase “to the extent” means the degree to which a subject or thing extends, and such phrase shall not simply mean “if,” (viii) the word “or” shall be disjunctive but not exclusive, (ix) references to “written” or “in writing” include in electronic form, (x) any reference to a specified Person includes such Person’s successors and permitted assigns, (xi) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto and (xii) references to any Law shall include all rules and regulations promulgated thereunder, and references to any Law shall be construed as including all statutory, legal, and regulatory provisions consolidating, amending or replacing such Law.

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(f) The Parties and their respective counsel have reviewed and negotiated this Agreement as the joint agreement and understanding of the Parties, and the language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(g) This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and undertakings, both written and oral, among the Parties with respect to the subject matter hereof. No Party shall assign, grant or otherwise transfer the benefit of the whole or any part of this Agreement or any of its rights or obligations hereunder (whether pursuant to a merger, by operation of Law or otherwise) without the prior written consent of the other Parties; provided, that no permitted assignment shall relieve the assigning Party of any of its obligations hereunder.

(h) This Agreement may be amended by the Parties at any time, in whole or in part, by an instrument in writing signed by each of the Parties.

(i) The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its terms, and, accordingly, that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the provisions hereof, without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at Law or in equity. Each of the Parties hereby further waives (i) any defense in any action for equitable relief that a remedy at Law would be adequate, or an award of specific performance is not an appropriate remedy, and (ii) any requirement under any applicable Law to post security or a bond as a prerequisite to obtaining equitable relief.

(j) This Agreement and all claims and causes of action arising hereunder shall be governed by, and construed in accordance with, the Laws of the State of New York applicable to contracts executed in and to be performed in that State, without regard to any conflicts of laws principles or rules.

(k) Each of the Parties hereby irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Supreme Court of the State of New York or, if it has or can acquire jurisdiction, in the U.S. District Court for the Southern District of New York (and in each case, any appellate courts thereof) (collectively, the “Chosen Courts”). Each of the Parties further agrees that notice delivered pursuant to Section 5(c) shall constitute sufficient service of process, and each of the Parties waives any argument that such service is insufficient. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the Chosen Courts for any reason, (ii) that it or its properties and assets is exempt or immune from jurisdiction of any Chosen Court or from any legal process commenced in any Chosen Court (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) any Action in any Chosen Court is brought in an inconvenient forum, (B) the venue of any such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by any Chosen Court.

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(l) This Agreement may be executed and delivered (including executed manually or electronically via DocuSign or other similar services and delivered by portable document format (pdf) transmission) in multiple counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(m) Without further consideration, each Party shall execute and deliver, or cause to be executed and delivered, such additional documents and instruments and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(n) EACH OF THE PARTIES HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF THE PARTIES (I) CERTIFIES THAT NO REPRESENTATIVE OF ANY OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND TO CONSUMMATE THE TRANSACTIONS CONTEMPLATED HEREBY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6(N).

[Signature Pages Follow]

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IN WITNESS WHEREOF, each of the Sponsor Members, SPAC, Pubco and the Company has caused this Agreement to be duly executed as of the date first written above.

SPONSOR MEMBERS:

ICE I HOLDINGS PTE. LTD.

By:	/s/ Neleus Lee
Name:	Neleus Lee
Title:	Director

[Signature Page to Sponsor Lock-Up Agreement]

IN WITNESS WHEREOF, each of the Sponsor Members, SPAC, Pubco and the Company has caused this Agreement to be duly executed as of the date first written above.

SPONSOR MEMBERS:

/s/ Nikhil Kalghatgi
Name:	Nikhil Kalghatgi
Address:

/s/ Dean Clinton
Name:	Dean Clinton
Address:

/s/ Rishi Kapoor
Name:	Rishi Kapoor
Address:

/s/ Kunal Bahl
Name:	Kunal Bahl
Address:

/s/ Girish Vanvari
Name:	Girish Vanvari
Address:

/s/ Ashwini Asokan
Name:	Ashwini Asokan
Address:

/s/ Manpreet Singh
Name:	Manpreet Singh
Address:

[Signature Page to Sponsor Lock-Up Agreement]

IN WITNESS WHEREOF, each of the Sponsor Members, SPAC, Pubco and the Company has caused this Agreement to be duly executed as of the date first written above.

SPAC:

INVESTCORP AI ACQUISITION CORP.

By:	/s/ Nikhil Kalghatgi
Name:	Nikhil Kalghatgi
Title:	CEO

[Signature Page to Sponsor Lock-Up Agreement]

IN WITNESS WHEREOF, each of the Sponsor Members, SPAC, Pubco and the Company has caused this Agreement to be duly executed as of the date first written above.

COMPANY:

BIGTINCAN HOLDINGS LIMITED

By:	/s/ Tom Amos
Name:	Tom Amos
Title:	Chairman

[Signature Page to Sponsor Lock-Up Agreement]

IN WITNESS WHEREOF, each of the Sponsor Members, SPAC, Pubco and the Company has caused this Agreement to be duly executed as of the date first written above.

PUBCO:

BIGTINCAN LIMITED

By:	/s/ Dean Clinton
Name:	Dean Clinton
Title:	Authorized Signatory

[Signature Page to Sponsor Lock-Up Agreement]

Exhibit 10.3

SUBSCRIPTION AGREEMENT

Bigtincan Limited

Paget-Brown Trust Company Ltd.

Century Yard, Cricket Square, Elgin Avenue, PO Box 1111

George Town, Grand Cayman, Cayman Islands KY1-1102

Bigtincan Holdings Limited

Level 5, 126 Phillip St

Sydney NSW 2000

Ladies and Gentlemen:

In connection with the proposed business combination (the “Transaction”) contemplated by that certain business combination agreement, dated as of the date hereof (as amended, modified or supplemented from time to time, the “Transaction Agreement”), by and among Investcorp AI Acquisition Corp., a Cayman Islands exempted company (“SPAC”), Bigtincan Limited, a Cayman Islands exempted company (“Pubco”), BTH Merger Sub Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of Pubco (“Merger Sub”), and Bigtincan Holdings Limited, an Australian public company listed on the Australian Securities Exchange with Australian Company Number (ACN) 154 944 797 (the “Company”), and that certain scheme implementation deed entered into in connection with the Transaction Agreement, dated as of the date hereof (as amended, modified or supplemented from time to time, the “SID”), by and among SPAC, Pubco, Merger Sub and the Company, pursuant to and in accordance with the terms and conditions set forth in this subscription agreement (this “Subscription Agreement”), the undersigned desires to subscribe for and purchase from Pubco, and Pubco desires to sell to the undersigned, that number of ordinary shares, par value USD$0.0001 per share, of Pubco (“Ordinary Shares”), set forth on the signature page hereof for a purchase price of USD$10.00 per share (the “Per Share Price” and the aggregate of such Per Share Price for all Ordinary Shares subscribed for by the undersigned being referred to herein as the “Purchase Price”). In connection with the Transaction, it is contemplated that certain other institutional “accredited investors” (as defined in Rule 501 under the Securities Act of 1933, as amended (the “Securities Act”)) will enter into separate subscription agreements with Pubco (the “Other Subscription Agreements”), pursuant to which such investors (the “Other Subscribers”) will purchase Ordinary Shares at the Per Share Price (the undersigned being referred to sometimes herein as a “Subscriber” and together with the Other Subscribers, the “Subscribers”). In connection therewith, the undersigned and Pubco agree as follows:

1. Subscription. Subject to the provisions of Section 2, the undersigned hereby irrevocably subscribes for and agrees to purchase from Pubco such number of Ordinary Shares as is set forth on the signature page of this Subscription Agreement on the terms and subject to the conditions provided for herein (the “Shares”). The undersigned understands and agrees that the undersigned’s subscription for the Shares shall be deemed to be accepted by Pubco if and when this Subscription Agreement is signed and delivered by a duly authorized person by or on behalf of Pubco.

For the purposes of this Subscription Agreement, “Business Day” means any day on which the principal offices of the United States Securities and Exchange Commission (the “Commission”) in Washington, D.C. are open to accept filings and on which banks are not required or authorized to close in any of New York, New York, Sydney, Australia, or the Cayman Islands.

2. Closing. The closing of the sale of the Shares contemplated hereby (the “Subscription Closing”) is contingent upon the substantially concurrent consummation of the Transaction (the “Transaction Closing”). The Subscription Closing shall occur on the date of, and substantially concurrently with, the Transaction Closing (the “Transaction Closing Date”). Not less than ten Business Days prior to the scheduled Transaction Closing Date, Pubco shall provide written notice to the undersigned (the “Closing Notice”) (a) of such scheduled Transaction Closing Date, (b) that Pubco reasonably expects all conditions to the closing of the Transaction to be satisfied or waived and (c) including wire instructions for delivery of the Purchase Price to an Australian dollar denominated trust account with an authorized deposit-taking institution operated by the Company as trustee for the shareholders of the Company (the “Company Trust Account”). The undersigned shall deliver to the Company Trust Account, at least four Business Days prior to the Transaction Closing Date specified in the Closing Notice, the Purchase Price, by wire transfer of United States dollars in immediately available funds. On the Transaction Closing Date or as promptly as practicable thereafter, Pubco shall deliver to the undersigned (i) the Shares in book- entry form, or, if required by the undersigned, certificated form, free and clear of any liens or other restrictions whatsoever (other than those arising under this Subscription Agreement or applicable securities laws), in the name of the undersigned (or its nominee in accordance with its delivery instructions) or to a custodian designated by the undersigned, as applicable, and (ii) a copy of the records of Pubco’s transfer agent showing the undersigned (or such nominee or custodian) as the owner of the Shares on and as of the Transaction Closing Date. The Purchase Price shall be released from the Trust Account in accordance with the terms of the SID.

If the Transaction Closing does not occur within five Business Days after the Transaction Closing Date specified in the Closing Notice, the Company shall promptly (but not later than two Business Days thereafter) return the Purchase Price to the undersigned by wire transfer of United States dollars in immediately available funds to the account specified by the undersigned, and any book-entries representing Shares and, if applicable, certificated Shares, shall be deemed cancelled (and, in the case of certificated Shares, the undersigned shall promptly return such certificates to Pubco or, as directed by Pubco, to Pubco’s representative or agent).

If this Subscription Agreement terminates following the delivery to the Company Trust Account by the undersigned of the Purchase Price, the Company shall promptly (but not later than two Business Days thereafter) return the Purchase Price to the undersigned.

Notwithstanding the foregoing in this Section 2, if the undersigned informs Pubco (A) that it is an investment company registered under the Investment Company Act of 1940, as amended, (B) that it is advised by an investment adviser subject to regulation under the Investment Advisers Act of 1940, as amended, or (C) that its internal compliance policies and procedures so require it, then, in lieu of the settlement procedures provided above, the following shall apply: the undersigned shall deliver at 8:00 a.m. Australian Eastern Standard Time on the Transaction Closing Date (or as soon as practicable prior to the Transaction Closing on the Transaction Closing

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Date, following receipt of evidence from Pubco’s transfer agent of the issuance to the undersigned of the Shares on and as of the Transaction Closing Date) the Purchase Price for the Shares by wire transfer of United States dollars in immediately available funds to the Company Trust Account against delivery by Pubco to the undersigned of the Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement or applicable securities laws), in the name of the undersigned (or its nominee in accordance with its delivery instructions), and evidence from Pubco’s transfer agent of the issuance to the undersigned of the Shares effective as of the Transaction Closing Date.

3.	Closing Conditions.

(a) The obligations of Pubco to consummate the transactions contemplated hereunder are subject to the conditions that, at the Subscription Closing:

(i) all representations and warranties of the undersigned contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true and correct in all respects) at and as of the Subscription Closing as though made on the Subscription Closing (except for those representations and warranties that speak as of a specific date, which shall be so true and correct in all material respects as of such specified date), and consummation of the Subscription Closing shall constitute a reaffirmation by the undersigned of each of the representations, warranties and agreements of the undersigned contained in this Subscription Agreement as of the Subscription Closing, but in each case without giving effect to the consummation of the Transaction; and

(ii) the undersigned shall have performed or complied in all material respects with all agreements and covenants required by this Subscription Agreement.

(b) The obligations of the undersigned to consummate the transactions contemplated hereunder are subject to the conditions that, at the Subscription Closing:

(i) all representations and warranties of Pubco contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined herein), which representations and warranties shall be true and correct in all respects) at and as of the Subscription Closing as though made on the Subscription Closing (except for those representations and warranties that speak as of a specific date, which shall be so true and correct in all material respects as of such specified date), and consummation of the Subscription Closing shall constitute a reaffirmation by Pubco of each of the representations, warranties and agreements of Pubco contained in this Subscription Agreement as of the Subscription Closing, but in each case without giving effect to consummation of the Transaction;

(ii) Pubco shall have performed or complied in all material respects with all agreements and covenants required by this Subscription Agreement; and

(iii) no amendment, modification or waiver of the Transaction Agreement shall have occurred that reasonably would be expected to materially and adversely affect the economic benefits that the Subscriber reasonably would expect to receive under this Subscription Agreement.

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(c) The obligations of each of Pubco and the undersigned to consummate the transactions contemplated hereunder are subject to the conditions that, at the Subscription Closing:

(i) no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby, and no governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition;

(ii) all conditions precedent to the closing of the Transaction set forth in the Transaction Agreement shall have been satisfied or waived (other than those conditions which, by their nature, are to be satisfied by a party to the Transaction Agreement at the closing of the Transaction, but subject to satisfaction or waiver by such party of such conditions as of the closing of the Transaction); and

(iii) no suspension of the qualification of the Shares for offering or trading in any jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred and be continuing.

4. Further Assurances. At the Subscription Closing, the parties hereto shall execute and deliver or cause to be executed and delivered such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Subscription Agreement.

5. Pubco Representations and Warranties. Pubco represents and warrants to the undersigned that:

(a) Pubco is validly existing and is in good standing under the laws of its jurisdiction of incorporation, with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

(b) The Shares have been duly authorized by Pubco and, when issued and delivered to the undersigned against full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under Pubco’s memorandum and articles of association or under the laws of the Cayman Islands.

(c) As of the date hereof, the authorized share capital of Pubco consists of 5,000,000 ordinary shares, par value USD$0.01 per share, of which one is issued and outstanding. As of the date hereof and as of immediately prior to the Subscription Closing and the Transaction Closing, no other shares of Pubco are issued and outstanding. As of the date hereof, except for Merger Sub (which was formed for purposes of effecting the Transaction), Pubco has no

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subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. As of the date hereof, except as set forth above and pursuant to the Other Subscription Agreements, the Transaction Agreement or the SID, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Pubco any Ordinary Shares or other equity interests in Pubco (collectively, “Equity Interests”) or securities convertible into or exchangeable or exercisable for Equity Interests. There are no securities or instruments issued by or to which Pubco is a party containing anti- dilution or similar provisions that will be triggered by the issuance of the Shares or any Ordinary Shares to be issued pursuant to the Other Subscription Agreements, in each case, that have not been or will not be validly waived on or prior to the Subscription Closing.

(d) The Shares are not, and following the Transaction Closing and the Subscription Closing will not be, subject to any Transfer Restriction. The term “Transfer Restriction” means any condition to or restriction on the ability of the undersigned to pledge, sell, assign or otherwise transfer the Shares under any organizational document, policy or agreement of, by or with Pubco, but excluding the restrictions on transfer described in Section 6(c) with respect to the status of the Shares as “restricted securities” pending their registration for resale or transfer under the Securities Act in accordance with the terms of this Subscription Agreement.

(e) This Subscription Agreement and the Transaction Agreement have been duly authorized, executed and delivered by Pubco and are the legally binding obligations of Pubco and are enforceable in accordance with their respective terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity.

(f) The execution, delivery and performance of the Subscription Agreement, the issuance and sale of the Shares and the compliance by Pubco with all of the provisions of this Subscription Agreement and the consummation of the transactions herein will not: (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Pubco or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan or credit agreement, guarantee, note, bond, permit, lease, license or other agreement or instrument to which Pubco or any of its subsidiaries is a party or by which Pubco or any of its subsidiaries is bound or to which any of the property or assets of Pubco is subject, which would reasonably be expected to have a material adverse effect on the business, properties, financial condition, shareholders’ equity or results of operations of Pubco (a “Material Adverse Effect”) or materially affect the validity of the Shares or the legal authority or ability of Pubco to comply in all material respects with the terms of this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of Pubco; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency, taxing authority or regulatory body, domestic or foreign, having jurisdiction over Pubco or any of its properties that would reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Shares or the legal authority of Pubco to comply with this Subscription Agreement.

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(g) Pubco is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including the Nasdaq Stock Market LLC (“Nasdaq”)) or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Shares), other than (i) filings with the Commission, (ii) filings required by applicable securities laws, (iii) filings required by Nasdaq, including with respect to obtaining any required shareholder approval, (iv) filings required to consummate the Transaction as provided under the Transaction Agreement and the other definitive documents relating to the Transaction and (v) where the failure of which would not be reasonably likely to have a Material Adverse Effect or have a material adverse effect on Pubco’s ability to consummate the transactions contemplated hereby, including the issuance and sale of the Shares.

(h) Pubco is in compliance with all applicable laws, except where such non- compliance would not have a Material Adverse Effect. Pubco has not received any written communication from a governmental entity that alleges that Pubco is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

(i) At the Transaction Closing, the Ordinary Shares will be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and listed for trading on Nasdaq. As of the date hereof, there is no suit, action, proceeding or investigation pending or, to the knowledge of Pubco, threatened against Pubco by Nasdaq or the Commission, respectively, to prohibit such registration or listing of the Ordinary Shares.

(j) Assuming the accuracy of the undersigned’s representations and warranties set forth in Section 6, no registration under the Securities Act is required for the offer and sale of the Shares by Pubco to the undersigned.

(k) Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of Pubco, threatened against Pubco or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against Pubco.

(l) Other than the Other Subscription Agreements, Pubco has not entered into any side letter or similar agreement with any Other Subscriber or other person in connection with such Other Subscriber’s or other person’s direct or indirect investment in Pubco or with any other person, and such Other Subscription Agreements have not been amended in any material respect following the date of this Subscription Agreement and reflect the same Per Share Price and terms that are not materially more favorable to such Other Subscriber thereunder than the terms of this Subscription Agreement.

(m) Pubco acknowledges and agrees that, notwithstanding anything herein to the contrary, the Shares may be pledged by the Subscriber in connection with a bona fide margin agreement, which shall not be deemed to be a transfer, sale or assignment of the Shares hereunder,

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and the Subscriber effecting a pledge of Shares shall not be required to provide Pubco with any notice thereof or otherwise make any delivery to Pubco pursuant to this Subscription Agreement; provided, that such pledge shall be (i) pursuant to an available exemption from the registration requirements of the Securities Act or (ii) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge.

(n) Neither Pubco, nor any person acting on its behalf has, directly or indirectly, made any offers or sales of any Pubco security or solicited any offers to buy any Pubco security under circumstances that would adversely affect reliance by Pubco on Section 4(a)(2) of the Securities Act for the exemption from registration of the offer and sale of the Shares or would require registration of the issuance of the Shares under the Securities Act.

(o) Pubco is not, and immediately after receipt of payment for the Shares will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

6. Subscriber Representations and Warranties. The undersigned represents and warrants to Pubco that:

(a) The undersigned is (i) a “qualified institutional buyer” (as defined under the Securities Act) or (ii) an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), in each case, satisfying the requirements set forth on Schedule A, and is acquiring the Shares only for his, her or its own account and not for the account of others, and not on behalf of any other account or person or with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Schedule A). Accordingly, the undersigned understands that the offering of the Shares meets the exemptions from filing under FINRA Rule 5123(b)(1)(C) or (J).

(b) The undersigned (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Shares. Accordingly, the undersigned understands that the offering of the Shares meets (A) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (B) the institutional customer exemption under FINRA Rule 2111(b).

(c) The undersigned understands that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares have not been registered under the Securities Act. The undersigned understands that the Shares may not be resold, transferred, pledged or otherwise disposed of by the undersigned absent an effective registration statement under the Securities Act except (i) to Pubco or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act (including, without limitation, a private resale or transfer pursuant to the so-called “Section 4(a)(1 1⁄2)” exemption), and in each of cases (i) and (iii) in accordance with any other applicable securities laws, and that any

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certificates or book-entry positions representing the Shares shall contain a legend to such effect. The undersigned acknowledges that the Shares will not be immediately eligible for resale or transfer pursuant to Rule 144 promulgated under the Securities Act, that Rule 144 will not be available until 12 months following the closing and, as a result, the undersigned may not be able to readily resell or transfer the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The undersigned understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Shares.

(d) The undersigned understands and agrees that the undersigned is purchasing Shares directly from Pubco. The undersigned further acknowledges that there have been no representations, warranties, covenants or agreements made to the undersigned by Pubco, its officers or directors, or any other party to the Transaction or other person, expressly or by implication, other than those representations, warranties, covenants and agreements included in this Subscription Agreement.

(e) Either (i) the undersigned is not a “Benefit Plan Investor” as contemplated by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or (ii) the undersigned’s acquisition and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

(f) The undersigned acknowledges and agrees that the undersigned has received, and has had an adequate opportunity to review, such financial and other information as the undersigned deems necessary in order to make an investment decision with respect to the Shares and has made its own assessment and is satisfied concerning the relevant tax and other economic considerations relevant to the undersigned’s investment in the Shares. The undersigned represents and agrees that the undersigned and the undersigned’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the undersigned and such undersigned’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares. The undersigned further acknowledges that the information provided to the undersigned is preliminary and subject to change and Pubco is under no obligation to inform the undersigned regarding any such changes, except to the extent such changes would reasonably be expected to cause the failure of Pubco to satisfy a condition to the Subscriber’s obligations at the Subscription Closing.

(g) The undersigned became aware of this offering of the Shares solely by means of direct contact between the undersigned and Pubco or a representative of Pubco, and the Shares were offered to the undersigned solely by direct contact between the undersigned and Pubco or a representative of Pubco. The undersigned did not become aware of this offering of the Shares, nor were the Shares offered to the undersigned, by any other means. The undersigned acknowledges that Pubco represents and warrants that the Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any other applicable securities laws.

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(h) The undersigned acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares. The undersigned is able to fend for himself, herself or itself in the transactions completed herein, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares and has the ability to bear the economic risks of such investment in the Shares and can afford a complete loss of such investment. The undersigned has sought such accounting, legal and tax advice as the undersigned has considered necessary to make an informed investment decision.

(i) Alone, or together with any professional advisor(s), the undersigned has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the undersigned and that the undersigned is able at this time and in the foreseeable future to bear the economic risk of a total loss of the undersigned’s investment in Pubco. The undersigned acknowledges specifically that a possibility of total loss exists.

(j) In making its decision to purchase the Shares, the undersigned has relied solely upon independent investigation made by the undersigned and the representations, warranties and covenants contained herein. Without limiting the generality of the foregoing, the undersigned has not relied on any statements or other information provided by any placement agent or other person concerning Pubco or the Shares or the offer and sale of the Shares.

(k) The undersigned understands and agrees that no governmental agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of the investment contemplated by this Subscription Agreement.

(l) The undersigned is validly existing and in good standing under the laws of its jurisdiction of incorporation or formation.

(m) The execution, delivery and performance by the undersigned of this Subscription Agreement are within the powers of the undersigned, have been duly authorized by all necessary action and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the undersigned is a party or by which the undersigned is bound, and, if the undersigned is not an individual, will not violate any provisions of the undersigned’s charter documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature on this Subscription Agreement is genuine, and the signatory, if the undersigned is an individual, has legal competence and capacity to execute the same or, if the undersigned is not an individual, the signatory has been duly authorized to execute the same, and this Subscription Agreement constitutes a legal, valid and binding obligation of the undersigned, enforceable against the undersigned in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity.

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(n) Neither the due diligence investigation conducted by the undersigned in connection with making its decision to acquire the Shares nor any representations and warranties made by the undersigned herein shall modify, amend or affect the undersigned’s right to rely on the truth, accuracy and completeness of Pubco’s representations and warranties contained herein.

(o) None of the undersigned or any of its officers, directors, members, managers or general partners is (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. The undersigned agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the undersigned is permitted to do so under applicable law. If the undersigned is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the undersigned maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, the undersigned maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required, the undersigned maintains policies and procedures reasonably designed to ensure that the funds held by the undersigned and used to purchase the Shares were legally derived.

(p) No disclosure or offering document has been prepared by any placement agent or other person in connection with the offer and sale of the Shares.

(q) In connection with the issue and purchase of the Shares, no placement agent or other person has acted as the undersigned’s financial advisor or fiduciary.

(r) The undersigned acknowledges that SPAC, Pubco, Merger Sub and the Company may amend, modify, supplement or waive the terms of the Transaction Agreement or that certain Scheme Implementation Deed, dated as of the date hereof, by and among SPAC, Pubco, Merger Sub and the Company (the “SID”), in each case, in accordance with the terms thereof, without the consent of the undersigned, including, without limitation, to revise the End Date (as defined in the SID) under the SID.

7.	Registration Rights.

(a) As soon as practicable but no later than 30 Business Days following the Transaction Closing (the “Filing Date”), Pubco shall prepare and file with the Commission a shelf registration statement under Rule 415 of the Securities Act (such registration statement, a “Registration Statement”) covering the resale of the Shares on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Registration Statement declared effective as soon as practicable after the filing thereof and no later than the earlier of (i) the 60th calendar day (or the 90th calendar day if the Commission notifies Pubco that it will “review” the Registration Statement) following the Transaction Closing Date and (ii) the 10th Business Day

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after the date Pubco is notified (orally or in writing, whichever is earlier) by the Commission that such Registration Statement will not be “reviewed” or will not be subject to further review; provided, however, that Pubco’s obligations to include the Shares in the Registration Statement are contingent upon the undersigned furnishing in writing to Pubco such information regarding the undersigned, the securities of Pubco held by the undersigned and the intended method of disposition of the Shares as shall be reasonably requested by Pubco to effect the registration of the Shares, and shall execute such documents in connection with such registration as Pubco may reasonably request that are customary of a selling stockholder in similar situations. Pubco shall maintain the Registration Statement in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Registration Statement continuously effective, available for use to permit the undersigned to sell the Shares and in compliance with the provisions of the Securities Act until the earliest of (i) the date on which the Shares may be resold without volume or manner of sale limitations pursuant to Rule 144 promulgated under the Securities Act, (ii) the date on which such Shares have actually been sold and (iii) the date which is two years after the Subscription Closing. In the event Pubco files a Registration Statement on Form F-1, Pubco shall use commercially reasonable efforts to convert such Registration Statement to a Registration Statement on Form F-3 as soon as practicable after Pubco is eligible to use Form F- 3.

(b) Notwithstanding the foregoing, if the Commission prevents Pubco from including in the Registration Statement any or all of the Shares due to limitations on the use of Rule 415 of the Securities Act for the resale or transfer of the Shares by the applicable shareholders or otherwise, the Registration Statement shall register for resale or transfer such number of Shares which is equal to the maximum number of Shares as is permitted by the Commission. If the Commission requests that the undersigned be identified as a statutory underwriter in the Registration Statement, the undersigned will have an opportunity to withdraw from the Registration Statement.

(c) Upon receipt of written notice from Pubco that the Registration Statement, or the prospectus included in the Registration Statement (as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus (the “Prospectus”)), contains an untrue statement of a material fact or an omission to state a material fact required to be stated in the Registration Statement or the Prospectus, or necessary to make the statements in the Registration Statement not misleading or, in the case of the Prospectus, not misleading in light of the circumstances under which they were made, the Subscriber shall forthwith discontinue disposition of Shares until he, she or it has received copies of a supplemented or amended Prospectus correcting such untrue statement or such omission (it being understood that Pubco hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice), or until he, she or it is advised in writing by Pubco that the use of the Prospectus may be resumed.

(d) If the filing, initial effectiveness or continued use of the Registration Statement at any time would require Pubco to make any public disclosure of material non-public information, which disclosure, in the good faith judgment of the principal executive officer or principal financial officer of Pubco, after consultation with counsel to Pubco, (i) would be required

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to be made in the Registration Statement or the Prospectus in order for the Registration Statement or the Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of the Prospectus, in light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed and (iii) Pubco has a bona fide business purpose for not making such information public (an “Adverse Disclosure”), or would require the inclusion in the Registration Statement of financial statements that are unavailable to Pubco for reasons beyond Pubco’s control, Pubco may, upon giving prompt written notice of such action to the Subscriber, delay the filing or initial effectiveness of, or suspend use of, the Registration Statement for the shortest period of time, determined in good faith by Pubco to be necessary for such purpose. In the event Pubco exercises its rights under the preceding sentence, the Subscriber agrees to suspend, immediately upon his, her or its receipt of the notice referred to above, his, her or its use of the Prospectus in connection with any sale or offer to sell Shares. Pubco shall immediately notify the Subscriber of the expiration of any period during which it exercised its rights under this Section 7(d).

(e) In the case of the registration, qualification, exemption or compliance effected by Pubco pursuant to this Subscription Agreement, Pubco shall, upon reasonable request, inform the Subscriber as to the status of such registration, qualification, exemption and compliance (or direct the Subscriber to the publicly available filing thereof). At its expense, Pubco shall:

(i)  advise the Subscriber within two Business Days:

(A) when the Registration Statement or any amendment thereto has been filed with the Commission and when the Registration Statement or any post-effective amendment thereto has become effective;

(B) of any request by the Commission for amendments or supplements to the Registration Statement or the Prospectus included therein or for additional information;

(C) of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(D) of the receipt by Pubco of any notification with respect to the suspension of the qualification of the Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(E) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in the Registration Statement or the Prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of the Prospectus, in light of the circumstances under which they were made) not misleading.

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Notwithstanding anything to the contrary set forth herein, Pubco shall not, when so advising the Subscriber of such events, provide the Subscriber with any material, non-public information regarding Pubco other than to the extent that providing notice to the Subscriber of the occurrence of the events listed in (A) through (E) above constitutes material, non-public information regarding Pubco;

(ii) use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

(iii) in the event Pubco is required to make an Adverse Disclosure, except for such times as Pubco is permitted hereunder to suspend, and has suspended, the use of the Prospectus, Pubco shall use commercially reasonable efforts to, as soon as reasonably practicable, prepare a post-effective amendment to the Registration Statement or a supplement to the Prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Shares included therein, the Prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(iv) use commercially reasonable efforts to cause all Shares to be listed on each securities exchange or market, if any, on which the Shares issued by Pubco have been listed; and

(v) use commercially reasonable efforts to take all other steps necessary to effect the registration of the Shares contemplated hereby and to enable Subscriber to sell the Shares under Rule 144.

(f) The Subscriber may deliver written notice (an “Opt-Out Notice”) to Pubco requesting that the Subscriber not receive notices from Pubco otherwise required by this Section 7; provided, however, that the Subscriber may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from the Subscriber (unless subsequently revoked), (i) Pubco shall not deliver any such notices to the Subscriber and the Subscriber shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to the Subscriber’s intended use of an effective Registration Statement, the Subscriber shall notify Pubco in writing at least two Business Days in advance of such intended use, and if a notice of a suspension event was previously delivered (or would have been delivered but for the provisions of this Section 7(f)) and the related suspension period remains in effect, Pubco will so notify the Subscriber, within two Business Days of the Subscriber’s notification to Pubco, by delivering to the Subscriber a copy of such previous notice of suspension event, and thereafter will provide the Subscriber with the related notice of the conclusion of such suspension event immediately upon its availability.

(g) Pubco shall, at its sole expense, upon appropriate notice from the Subscriber stating that Shares have been sold or transferred pursuant to the Registration Statement, timely prepare and deliver certificates or evidence of book-entry positions representing the Shares to be delivered to a transferee pursuant to the Registration Statement, which certificates or book-entry positions shall be free of any restrictive legends and in such denominations and registered in such names as the Subscriber may request. Further, Pubco shall use commercially reasonable efforts, at its sole expense, to cause its legal counsel to (i) issue to the transfer agent and maintain a “blanket” legal opinion instructing the transfer agent that, in connection with a sale or transfer of

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“restricted securities” (i.e., securities issued pursuant to an exemption from the registration requirements of Section 5 of the Securities Act), the resale or transfer of which restricted securities has been registered pursuant to the Registration Statement by the holder thereof named in the Registration Statement, upon receipt of an appropriate broker representation letter and other such documentation as Pubco’s counsel deems necessary and appropriate and after confirming compliance with relevant prospectus delivery requirements, is authorized to remove any applicable restrictive legend in connection with such sale or transfer, and (b) if the Shares are not registered pursuant to the Registration Statement, issue to the transfer agent a legal opinion to facilitate the sale or transfer of the Shares and removal of any restrictive legends pursuant to any exemption from the registration requirements of Section 5 of the Securities Act that may be available to a requesting Subscriber; provided, that in the case of a request to remove such restrictive legends in connection with a sale or transfer of Shares pursuant to clause (a) or (b) above, Pubco shall use commercially reasonable efforts to cause Pubco’s transfer agent to remove any such applicable restrictive legends in connection with such sale or transfer within two Business Days of such request.

(h) Pubco shall, notwithstanding any termination of this Subscription Agreement, indemnify, defend and hold harmless the Subscriber (if the Subscriber is named as a selling shareholder under the Registration Statement), its officers, directors and agents, and each person who controls the Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable costs of preparation and investigation and reasonable attorneys’ fees of one legal counsel) and expenses (collectively, “Losses”), as incurred, that arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, or (ii) any violation or alleged violation by Pubco of the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder, in connection with the performance of its obligations under this Section 7, except to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding the Subscriber furnished in writing to Pubco by the Subscriber expressly for use therein or the Subscriber has omitted a material fact from such information or otherwise violated the Securities Act, Exchange Act or any applicable securities law or any rule or regulation thereunder; provided, however, that the indemnification contained in this Section 7 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of Pubco (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall Pubco be liable for any Losses to the extent they arise out of or are based upon a violation which occurs (A) in reliance upon and in conformity with written information furnished by a Subscriber, (B) in connection with any failure of such person to deliver or cause to be delivered a prospectus made available by Pubco in a timely manner, (C) as a result of offers or sales effected by or on behalf of any person by means of a freewriting prospectus (as defined in Rule 405) that was not authorized in writing by Pubco, or (D) in connection with any offers, sales or transfers effected by or on behalf of a Subscriber in violation of Section 7(g) hereof. Pubco shall notify the Subscriber promptly of the institution,

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threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 7 of which Pubco is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Shares by the Subscriber.

(i) The Subscriber shall indemnify and hold harmless Pubco, its directors, officers, agents and employees, and each person who controls Pubco (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising out of or are based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, the Prospectus, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements or omissions are based upon information regarding the Subscriber furnished in writing to Pubco by the Subscriber expressly for use therein; provided, however, that the indemnification contained in this Section 7 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of the Subscriber (which consent shall not be unreasonably withheld, conditioned or delayed). In no event shall the liability of the Subscriber be greater in amount than the dollar amount of the net proceeds received by the Subscriber upon the sale of the Shares giving rise to such indemnification obligation. The Subscriber shall notify Pubco promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 7 of which the Subscriber is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Shares by the Subscriber.

8. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of the following: (a) upon the termination of the Transaction Agreement in accordance with its terms without the Transaction being consummated, (b) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, (c) if any of the conditions to the Subscription Closing set forth in Section 3 are not satisfied or waived on or prior to the Subscription Closing and, as a result thereof, the transactions contemplated by this Subscription Agreement are not consummated at the Subscription Closing or (d) at the election of the Subscriber, if the consummation of the Transaction shall not have occurred by the Termination Date (as defined in the Transaction Agreement); provided, that nothing herein will relieve any party hereto from liability for any willful breach hereof prior to the time of termination, and each party hereto will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. Pubco shall promptly notify the undersigned of any termination of the Transaction Agreement after the termination thereof. For the avoidance of doubt, if any termination hereof occurs after the delivery by the Subscriber of the Purchase Price for the Shares, Pubco shall promptly (but not later than two Business Days thereafter) return the Purchase Price to the Subscriber.

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9. Trust Account Waiver. The undersigned acknowledges that SPAC is a blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. The undersigned further acknowledges that, as described in SPAC’s prospectus relating to its initial public offering dated May 9, 2022 available at www.sec.gov, substantially all of SPAC’s assets consist of the cash proceeds of SPAC’s initial public offering and private placements of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of SPAC, its public stockholders and the underwriters of SPAC’s initial public offering. For and in consideration of Pubco entering into this Subscription Agreement in connection with the Transaction, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account and agrees not to seek recourse against the Trust Account, in each case, as a result of, or arising out of, this Subscription Agreement; provided, that nothing in this Section 9 shall be deemed to limit the undersigned’s right, title, interest or claim to the Trust Account by virtue of the undersigned’s record or beneficial ownership of Ordinary Shares acquired by any means other than pursuant to this Subscription Agreement.

10. No Short Sales. The undersigned hereby agrees that, from the date of this Agreement until the Subscription Closing, none of the undersigned, its controlled affiliates or any person acting on behalf of the undersigned or any of its controlled affiliates or pursuant to any understanding with the undersigned or any of its controlled affiliates will engage in any Short Sales with respect to securities of Pubco, SPAC or the Company. For purposes of this Section 10, “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.

11.	Miscellaneous.

(a) Subscriber acknowledges that SPAC will, no later than the fourth Business Day following the date of this Subscription Agreement, issue one or more press releases or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby, the Transaction and any other material, non-public information that Pubco or any of its officers, directors, employees or agents has provided to the undersigned at any time prior to the filing of the Disclosure Document. From and after the issuance of the Disclosure Document, the undersigned shall not be in possession of any material, non-public information received from Pubco or any of its officers, directors, employees or agents and the Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral, with Pubco. Except with the express written consent of the Subscriber and unless prior thereto the Subscriber shall have executed a written agreement regarding the confidentiality and use of such information, Pubco shall not, and shall cause its officers, directors, employees and agents, not to, provide Subscriber with any material, non-public information regarding Pubco or the Transaction from and after the

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filing of the Disclosure Document, other than to the extent that providing notice to the Subscriber of the occurrence of the events listed in (A) through (E) of Section 7(e)(i) constitutes material, non-public information regarding Pubco. Notwithstanding anything in this Subscription Agreement to the contrary, each party hereto acknowledges and agrees that, without the prior written consent of the other party hereto, it will not (and in the case of Pubco, it will cause its representatives and direct SPAC and the Company, not to) publicly make reference to such other party or any of its affiliates (i) in connection with the Transaction or this Subscription Agreement (provided that the undersigned may disclose its entry into this Subscription Agreement and the Purchase Price) or (ii) in any promotional materials, media or similar circumstances, except, in each case, as required by law or regulation or at the request of the Commission, Nasdaq or any other regulatory agency, including, in the case of Pubco (A) as required by applicable securities laws in connection with the Registration Statement, (b) the filing of this Subscription Agreement (or a form of this Subscription Agreement) with the Commission and (c) the filing of any other registration statement or other documents in connection with the Transaction.

(b) Neither this Subscription Agreement nor any rights that may accrue to the undersigned hereunder (other than the Shares acquired hereunder, if any) may be transferred or assigned.

(c) Pubco may request from the undersigned such additional information as Pubco may deem necessary to evaluate the eligibility of the undersigned to acquire the Shares, and the undersigned shall promptly provide such information as may reasonably be requested, to the extent readily available and to the extent consistent with its internal policies and procedures; provided, that Pubco agrees to keep confidential any such information to the extent such information is not in the public domain, was not provided lawfully to Pubco by another source not under a duty of confidentiality and except to the extent disclosure of such information by Pubco is required by law, regulation, court order or any regulatory or self-regulatory organization (including Nasdaq and FINRA) or required to be included in the Registration Statement, in which case, Pubco shall provide the Subscriber with prior written notice of any disclosure of such information if reasonably practicable and legally permitted.

(d) The undersigned acknowledges that Pubco and, only following the Subscription Closing and the Transaction Closing, SPAC, Merger Sub and the Company, may rely on the acknowledgments, understandings, agreements, representations and warranties of the undersigned contained in this Subscription Agreement. Pubco acknowledges that the Subscriber will rely on the acknowledgements, understandings, agreements, representations and warranties of Pubco contained in this Subscription Agreement. Prior to the Subscription Closing, the undersigned agrees to notify Pubco promptly if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate in any material respect (other than those acknowledgments, understandings, agreements, representations and warranties qualified by materiality, in which case the undersigned shall notify Pubco if they are no longer accurate in all respects). The undersigned agrees that the purchase by the undersigned of Shares from Pubco pursuant to this Subscription Agreement will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by the undersigned as of the Subscription Closing.

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(e) Pubco and the Subscriber are entitled to rely upon this Subscription Agreement and Pubco is irrevocably authorized to produce this Subscription Agreement or a copy hereof when required by law, regulation, court order or any regulatory or self-regulatory organization (including Nasdaq and FINRA) or required to be included in the Registration Statement or by any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(f) Except as required by law, regulation, court order or any regulatory or self- regulatory organization (including Nasdaq and FINRA) or required to be included in the Registration Statement or by any administrative or legal proceeding or official inquiry with respect to the matters covered hereby, without the prior written consent of the undersigned, Pubco shall not, and shall cause its representatives not to, disclose the existence of this Subscription Agreement or any negotiations related hereto, or to use the name of the undersigned or any information provided by the undersigned in connection herewith in or for the purpose of any marketing activities or materials or for any similar or related purpose.

(g) All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Subscription Closing.

(h) This Subscription Agreement may not be amended, modified, waived or terminated except by an instrument in writing, signed by the party against whom enforcement of such amendment, modification, waiver, or termination is sought; provided, that any rights (but not obligations) of a party under this Subscription Agreement may be waived, in whole or in part, by such party on its own behalf without the prior consent of the other party.

(i) This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, between the parties with respect to the subject matter hereof. This Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns.

(j) Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

(k) If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(l) This Subscription Agreement may be executed in multiple counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

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(m) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

(n) All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be duly given (i) when delivered in person, (ii) if sent by prepaid post or internationally recognized delivery service, on the Business Day after the date of posting (or the seventh Business Day after the date of posting if posted to or from outside Australia and the recipient’s notice address is located in Australia) or (iii) if delivered by email, on the earlier of (A) when the sender receives an automated message confirming delivery and (B) two hours after the time sent (as recorded on the device from which the sender sent the email) unless the sender receives an automated message that the email has not been delivered, but if the delivery or transmission under clause (A) or (B) is not on a Business Day or is after 5:00 p.m. at the location of delivery or transmission on a Business Day, then such notice, request, claim, demand or other communication shall be taken to be given at 9:00 a.m. at the location of delivery or transmission on the following Business Day, in each case of clauses (i), (ii) and (iii), unless such notice, request, claim, demand or other communication specifies it shall be taken to be given at a later time, in which case it shall be taken to be given at such later time, addressed as follows (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 11(n)):

(i)  if to the undersigned, to such address or addresses set forth on the undersigned’s signature page hereto;

(ii)   if to Pubco prior to the Transaction Closing, to:

   Bigtincan Limited

   Century Yard, Cricket Square, Elgin Avenue, PO Box 1111

   George Town, Grand Cayman E9-KY1-1102

   Attention: Harsh Shethia; Dean Clinton

   Email: HShethia@Investcorp.com; DClinton@Investcorp.com

   with a copy (which shall not constitute notice) to:

   Winston & Strawn LLP

   800 Capitol Steet, Suite 2400

   Houston, TX 77002

   Attention: Michael J. Blankenship; Jonathan R. Bodle

   Email: mblankenship@winston.com; jbodle@winston.com

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(iii)   If to the Company or to Pubco from and after the Transaction Closing, to:

   Bigtincan Holdings Limited

   Level 5, 126 Phillip St

   Sydney NSW 2000

   Attention: Lucy Rowe

   Email: lucy.rowe@automicgroup.com.au

   with a copy (which shall not constitute notice) to:

   Allen Overy Shearman Sterling US LLP

   2601 Olive Street, 17th Floor

   Dallas, TX 75201

   Attention: Alain Dermarkar; Robert J. Cardone; Michael Walraven

   Email: alain.dermarkar@aoshearman.com;

   robert.cardone@aoshearman.com;

   michael.walraven@aoshearman.com

   and

   Gilbert + Tobin

   Level 35, Tower 2, International Towers Sydney, 200 Barangaroo Avenue

   Barangaroo, NSW 2000

   Attention: Costas Condoleon; Wes Bainbridge; Sarah Horton

   Email: ccondoleon@gtlaw.com.au; wbainbridge@gtlaw.com.au;

   shorton@gtlaw.com.au

(o) THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD OTHERWISE REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER STATE.

THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, THE SUPREME COURT OF THE STATE OF NEW YORK AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF NEW YORK SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT

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VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A NEW YORK STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 11(n) OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 11(o).

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the undersigned has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Subscriber: Investcorp Cayman Holdings Limited		State/Country of Formation or Domicile: Cayman Islands

By:	/s/ Dean Clinton
Name:	Dean Clinton
Title:	Director

Name in which shares are to be registered (if different):		Date: October 21, 2024

Subscriber’s EIN: Not Applicable (subscriber is not a US entity)

Business Address - Street:		Mailing Address - Street (if different):

City, State, Zip:		City, State, Zip:

Attn: Dean Clinton		Attn: Dean Clinton

Telephone No.:		Telephone No.:

Email Address:		Email Address:

Number of Shares subscribed for: 1,250,000

Purchase Price: USD$12,500,000.00		Price Per Share: USD$10.00

[Signature Page to Subscription Agreement]

IN WITNESS WHEREOF, Pubco and the Company have accepted this Subscription Agreement as of the date set forth below.

BIGTINCAN LIMITED

By:	/s/ Dean Clinton
Name:	Dean Clinton
Title:	Authorized Signatory

BIGTINCAN HOLDINGS LIMITED

By:	/s/ Tom Amos
Name:	Tom Amos
Title:	Chairman

Date: October 21, 2024

[Signature Page to Subscription Agreement]